3

BENFIELD

GLOBAL OFFER

Joint Global Co-ordinators and Joint Bookrunners

Merrill Lynch International Morgan Stanley

Sponsored by Merrill Lynch International

Investors should rely only on the information in these listing particulars. No person has been authorised to give any information or make any representations other than as contained in these listing particulars and, if given or made, such information or representations must not be relied on as having been authorised by the Company nor any of the Underwriters. Neither the delivery of these listing particulars nor any subscription made under these listing particulars shall, under any circumstances, create any implication that there has been no change in the affairs of Benfield since, or that the information contained herein is correct as of any time subsequent to, the date of these listing particulars.

The contents of these listing particulars are not to be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

Apart from the responsibilities and liabilities, if any, which may be imposed on them by the FSMA or the regulatory regime established thereunder, the Underwriters accept no responsibility whatsoever for the contents of this document nor for any other statement made or purported to be made by them or on their behalf in connection with the Company or the Common Shares. The Underwriters accordingly disclaim all and any liability whether arising in tort or contract or otherwise (save as referred to above) which they might otherwise have in respect of this document and any such statement.

Forward-looking statements

This document includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number in a number of places throughout this document and include statements regarding Benfield's intentions, beliefs or current expectations concerning, amongst other things, Benfield's results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which Benfield operates.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements may and often do differ materially from actual results. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the dates on which they are made. Subject to the requirements of the Listing Rules, the Group undertakes no obligation to publicly release the result of any revisions to any forward-looking statements in this document that may occur due to any change in the Company's expectations or to reflect events or circumstances after the date of this document.

Enforceability of civil liabilities

The Company is incorporated under the laws of Bermuda. Substantially all of its Directors and officers, and some of the experts named in this document, reside outside the United States, principally in the United Kingdom. In addition, a substantial portion of the Company's assets and the assets of its Directors and officers are located outside of the United States. It may not be possible, therefore, to effect service of process within the United States upon the Company or its Directors or officers or such experts or to enforce in US courts judgements against them obtained in those courts based upon the civil liability provisions of the federal securities laws of the United States. Ashurst Morris Crisp, the Company's English legal adviser, has advised the Company that there is substantial doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement based on the federal securities laws of the United States, or judgements of US courts including judgements based on the civil liability provisions of the federal securities laws of the United States. The Company has been advised by its Bermuda counsel, Conyers Dill & Pearman, that uncertainty exists as to whether courts in Bermuda will enforce judgements of US courts based upon the civil liability provisions of the United States federal securities laws; or entertain an original action to enforce liabilities against the Company or its Directors and officers and any experts named in this document who reside outside the United States based solely upon United States federal securities laws.

Further notice for US persons

The Common Shares have not been and will not be registered under the Securities Act and subject to certain exceptions, may not be offered or sold, directly or indirectly within the United States, or to any national, citizen or resident of the United States. The Common Shares are being offered in the United States only to QIBs pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The securities offered using this document have not been recommended by any US federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

The Company expects to obtain an exemption from the reporting requirements under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) thereunder and pursuant to such exemption will comply with the information supplying requirement of that rule which requires the Company to supply the SEC with certain information that is publicly disclosed in the United Kingdom or Bermuda for as long as the Group has more than 300 shareholders resident in the United States. Such information may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates. Additionally, the Company has agreed that, for so long as any of the Common Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Group will, during any period in which the Group is neither subject to Section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner, on the request of such holder, beneficial owner or prospective purchaser, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

Notwithstanding anything in these listing particulars to the contrary or any other document relating to the Global Offer, Benfield and each prospective investor (and each employee, representative, or other agent of Benfield or any prospective investor) may disclose to any and all persons, without limitation of any kind, the US federal income tax treatment and tax structure of the transactions described in these listing particulars, and any fact that may be relevant to understanding such US federal income tax treatment or tax structure and all materials of any kind (including opinions or other tax analyses) relating to such US federal income tax treatment and tax structure. In any event, a prospective investor may not disclose the identity of or any identifying information relating to the Company or any member of the Benfield Group until the date 40 days following the closing of the Global Offer (or such later date as the Underwriters may require in order to comply with applicable US securities laws), except as required by law. By accepting these listing particulars, prospective investors agree to the foregoing.

Presentation of financial information

Unless otherwise indicated, the financial information in this document, including the Pro Forma Financial Information in Part IX, has been prepared and presented in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. The Company has not quantified the impact of those differences. In making an investment decision, investors must rely upon their own examination of Benfield, the terms of the offering and the financial information provided herein. Potential investors should consult their own professional advisors for an understanding of the differences between UK GAAP and US GAAP. For a discussion of the most significant differences between UK GAAP and US GAAP relevant to Benfield, see "Summary of Significant Differences Between UK GAAP and US GAAP and Information on International Financial Reporting Standards" in Part XIII. The reports on financial information in Part VII and Part VIII were prepared in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the UK. The form of the reports does not comply with US GAAS. The Company prepares its financial statements in pounds sterling.

The report on Pro Forma Financial Information in Part IX is included solely to comply with the requirements of the UK Listing Authority. The form of this report does not comply with US GAAS.

Unless otherwise indicated, all references in this document to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom and references to "US dollars", "$", or "US$" are to the lawful currency of the United States.

Unless the context otherwise requires or it is expressly provided to the contrary, the information in this document assumes no exercise of the Over-allotment Option.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF

NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Stabilisation

In connection with the Global Offer, Merrill Lynch International as stabilising manager may (but will be under no obligation to) over-allot or effect other transactions with a view to supporting the market price of the Common Shares or any options, warrants or rights with respect to, or interests in, the Common Shares, in each case at a higher level than that which might otherwise prevail in the open market for a limited period after the Offer Price is announced. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Depositary Interests

Depositary Interests in respect of the underlying Common Shares will be allocated to successful applicants in the Global Offer. The Depositary Interests will be independent securities constituted under English law which may be held and transferred through the CREST system. Further details of the Depositary Interests are set out in paragraph 6 of Part III – "Global Offer" and in paragraph 21 of Part X – "Additional Information". All references to the Common Shares in this document shall be deemed, where the context permits, to be references to the Depositary Interests.

References to Defined Terms and Incorporation of Terms

Certain terms used in this document, including all capitalised terms and certain technical and other items, are defined or explained in "Definitions" and "Glossary of Selected Insurance and Reinsurance Terms".

DIRECTORS, SECRETARY AND ADVISERS

Directors

David John Coldman – Chairman
Grahame David Chilton – Chief Executive Officer
John Lindsay Pearce Whiter – Chief Financial Officer
David Hutchison Spiller – Executive Director
Rodman Reeder Fox – Executive Director
Andrew Terence MacKay MacDonald – Executive Director
Francis Anthony Aylmer Maude – Non-Executive Deputy Chairman
Keith Reginald Harris – Non-Executive Director
Paul David Roy – Non-Executive Director
Andrew Charles Fisher – Non-Executive Director
all of 55 Bishopsgate, London EC2N 3BD

Group Secretary and General Counsel

Derek Martin Walsh

Company Secretary

Catharine Lymbery

Registered Office

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Joint Bookrunner, Joint Financial Adviser, Sponsor and Broker

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Joint Bookrunner and Joint Financial Adviser

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Joint Financial Adviser

Lexicon Partners Limited
No 1 Cornhill
London EC3V 3ND

Co-Lead Manager

Deutsche Bank
Winchester House
1 Great Winchester Street
London EC2N 2DB

Co-Lead Manager

Fox-Pitt, Kelton N.V.
35 Wilson Street
London EC2M 2UB

Legal Advisers to the Company
As to English law:

Ashurst Morris Crisp
Broadwalk House
5 Appold Street
London EC2A 2HA

Legal Advisers to the Company
As to US law:

Debevoise & Plimpton
Tower 42
Old Broad Street
London EC2N 1HQ

Legal Advisers to the Company
As to Bermuda law:

Conyers Dill & Pearman
34 Threadneedle Street
London EC2R 8AY

Legal Advisers to the Joint Bookrunners
As to English law:

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Legal Advisers to the Joint Bookrunners
As to US law:

Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Auditors and Reporting Accountants

PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY

Registrar & Receiving Agents

Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

STATISTICS AND EXPECTED TIMETABLE

Global Offer statistics

Offer Price	250p
Common Shares in issue following the Global Offer[1]	229,898,680
Market capitalisation following the Global Offer at the Offer Price[1][2]	£574.7m
Number of New Common Shares in the Global Offer[1]	40,000,000
Number of Existing Common Shares in the Global Offer	22,786,590
Number of New Common Shares subject to the Over-allotment Option	9,417,988
Percentage of Enlarged Common Share Capital being offered[1]	27.3 per cent
Percentage of Enlarged Common Share Capital in public hands following the Global Offer[1][3]	31.3 per cent
Estimated net cash proceeds receivable by the Company from the New Common Shares in the Global Offer[4]	£90.4 million

Expected timetable

Conditional dealings to commence in the Common Shares	8.00 a.m. on 13 June
CREST accounts to be credited in respect of the Depositary Interests	8.00 a.m. on 18 June
Definitive share certificates despatched in respect of Common Shares	18 June

---

(1) *Assuming shares are not issued pursuant to an exercise of the Over-allotment Option. The Over-allotment Option has been granted by the Company to Merrill Lynch International, as stabilising manager, over up to 15 per cent of the aggregate of Common Shares available in the Global Offer. The New Common Shares subject to the Over-allotment Option are to be issued, if the Over-allotment Option is exercised, on the same terms and conditions as the Common Shares that are subject to the Global Offer.*

(2) *Including 12,233,745 shares owned by employee benefit trusts.*

(3) *Includes New Common Shares in the Global Offer and 9,276,120 further Existing Common Shares owned by certain Existing Shareholders.*

(4) *The estimated net cash proceeds are based on £100.0 million gross proceeds from the sale of New Common Shares in the Global Offer less estimated issue costs of £9.6 million paid in 2003, excluding £1.5 million of issue costs paid prior to 31 December 2002. If the Over-allotment Option is exercised in full, the estimated aggregate net proceeds of the New Common Shares in the Global Offer will be £113.1 million. Including proceeds of the Cashless Exercise Facility, the Company will receive an additional £8.4 million of proceeds after deduction of the underwriting fees, from the exercise of share options outstanding under the 1998 Share Option Scheme and settlement of outstanding amounts on the partly paid shares.*

CONTENTS

KEY INFORMATION

The following overview is extracted from, and should be read in conjunction with, the full text of this document. Prospective investors should read the whole of this document and not rely exclusively on the summary information provided below.

OVERVIEW

Benfield is one of the largest reinsurance intermediaries in the world and provides reinsurance and risk advisory services to more than 1,000 customers located in over 90 different countries. As an intermediary, the Group does not underwrite risks for its own account. Through a combination of organic growth and the successful completion of a number of strategic transactions the Group has established an international network of 37 offices located in 23 countries. With a leading presence in many of the major markets for reinsurance products including the United States, the United Kingdom, Continental Europe, Bermuda and the Pacific Rim, the Directors believe Benfield is well positioned to deliver sustained earnings growth.

BUSINESS STRATEGY

The Group's primary objective is to be the reinsurance intermediary of choice in the key markets in which it operates.

By focusing on enhancing its customer relationships, using its competitive strengths to win new customers and business, managing operating costs and retaining and incentivising high quality people, Benfield intends to deliver sustainable growth in revenue, cash flow and earnings.

COMPETITIVE STRENGTHS

The Directors believe that the Group's competitive strengths should enable Benfield to capitalise on the increasing demand for services provided by reinsurance intermediaries.

These competitive strengths include its global presence and expertise, strong customer relationships, specialised skills and technology, experienced and incentivised senior management and employees and independent reinsurance operations.

CURRENT TRADING AND FUTURE PROSPECTS

Based upon the trends that were evident during the January and the April 2003 renewal seasons and the amount of operating revenue booked during the first four months of the year, the Directors are confident about the financial and trading prospects of Benfield for the current financial year.

RISK FACTORS

Prospective subscribers for and purchasers of the Common Shares should consider carefully the risk factors set out in Part IV – "Risk Factors" of this document, in addition to all other information presented. The risks and uncertainties described in Part IV – "Risk Factors" are not the only ones facing the Group. Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair the Group's business operations.

CASHLESS EXERCISE FACILITY, LOAN SHARE FACILITY AND SALE FACILITY

As part of the Global Offer, the Board has approved and the Company has made available certain facilities and arrangements to employees who hold options under the 1998 Share Option Scheme and employees who hold Common Shares as a result either of a previous exercise of options or the vesting of deferred share units under the DSU Plans and who have amounts outstanding in respect of loans made available to them in connection with the tax liabilities arising on the distribution of such awards. These facilities are conditional upon the Global Offer proceeding.

The Company has offered the relevant employees the following facilities:

(i) for Optionholders to exercise their outstanding options using a cashless exercise facility; and

(ii) for Loan Shareholders to sell a sufficient number of Common Shares in order to repay any amounts outstanding under the relevant loan facility.

In addition, the Board has approved and the Company has made available, conditional upon the Global Offer proceeding, facilities allowing certain limited categories of Existing Shareholders to sell Common Shares as part of the Global Offer.

For further information on these facilities, please see paragraph 2 in Part III – "Global Offer".

USE OF PROCEEDS

The gross proceeds that the Group will receive from the issue of New Common Shares pursuant to the Global Offer, assuming that the Over-allotment Option is not exercised, are £100.0 million. After deducting commissions and estimated other fees and expenses incurred in connection with the Global Offer, the Group will receive net proceeds of approximately £90.4 million. Including proceeds of the Cashless Exercise Facility, the Group will receive a further £8.4 million after deduction of underwriting fees, from the exercise of share options outstanding under the 1998 Share Option Plan and settlement of amounts on partly paid shares. For further information on the Cashless Exercise Facility, please see paragraph 2 in Part III – "Global Offer".

The Group intends to use these net proceeds to repay outstanding indebtedness and, following completion of the Global Offer the Group will be left with pro forma net debt of approximately £45.3 million, as described in Part IX – "Pro Forma Financial Information". This figure assumes no exercise of the Over-allotment Option.

POTENTIAL INVESTMENT DISPOSAL

On 6 June 2003 Montpelier Re Holdings Limited ("Montpelier Re") announced that it had filed a Registration Statement relating to the possible sale by certain of its shareholders of common shares in Montpelier Re. Benfield Holdings Limited has elected to sell up to its entire holding of common shares in Montpelier Re pursuant to this registration.

For further information, see paragraph 18 of Part X – "Additional Information".

LOCK-UP ARRANGEMENTS

The Company has undertaken in the Underwriting Agreement that, during a period of 180 days from the date of Admission it will not, subject to certain exceptions, (i) offer, pledge, sell, allot or issue, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, without the prior written consent of the Sponsor and the Joint Bookrunners.

Each of the Directors has undertaken to the Sponsor, the Joint Bookrunners and each of the Underwriters that he will not, and will procure that his Connected Persons will not, without the prior written consent of the Sponsor and the Joint Bookrunners, enter into any transaction of a type described in (i) or (ii) above in relation to any Common Shares held by him immediately after Admission. These undertakings do not apply to any shares to be sold under the Cashless Exercise Facility or to transactions entered into in accordance with the following schedule:

Period after Admission	Common Shares permitted to be sold or transferred
6 to 18 months	up to the lower of (i) 25% of Common Shares held immediately following Admission, and (ii) such number of Common Shares the net sale proceeds of which do not exceed £1.5 million on a cumulative and aggregate basis.
18 to 27 months	such number of Common Shares as when aggregated with any Common Shares sold or transferred in the 6 to 18 month period following Admission would not exceed 33 ⅓% of Common Shares held immediately following Admission.
27 to 36 months	such number of Common Shares as would not exceed the aggregate of (i) 33 ⅓% of Common Shares held immediately following Admission, and (ii) any Common Shares the sale or transfer of which was permitted in the 18 to 27 month period following Admission, but which were not sold or transferred.
36 months onwards	unlimited.

Mr. Michael Rees has given an undertaking in the same terms as described above but in favour of the Joint Bookrunners and the Company.

Further details of these arrangements are set out in paragraph 12 of Part X – "Additional Information".

The Company's Bye-laws also contain provisions which place restrictions on selling or transferring Common Shares after Admission which apply to current and former employees and directors and certain other holders of Common Shares and Cumulative Redeemable Convertible Preference Shares. A more detailed summary of the relevant Bye-law provisions is set out in paragraph 8 of Part III – "Global Offer", and in paragraph 3 of Part X – "Additional Information".

SUMMARY FINANCIAL INFORMATION

The summary historical financial information set out below has been extracted without material adjustment from Part VII – "Accountants' Report on Benfield Group". Investors should read the whole document and not rely on key summarised information. In particular, investors should read this information in conjunction with the financial and other information on the Group in Part VII – "Accountants' Report on Benfield Group" and the management's discussion and analysis of financial information included in Part VI – "Operating and Financial Review".

	Year ended 31 December		
	2000 £'000	**2001 £'000**	**2002 £'000**
Operating revenue[1]			
International	107,678	143,895	171,002
United States	26,686	74,170	118,227
Corporate	3,850	7,439	2,223
Total operating revenue	**138,214**	**225,504**	**291,452**
Trading result[2]	**48,117**	**62,817**	**68,777**
Trading margin[3]	**34.8%**	**27.9%**	**23.6%**
Profit/(loss) for the financial year	**22,014**	**(34,590)**	**2,033**

[1] *Operating revenue comprises turnover from operations and interest income, which predominantly arises from fiduciary funds held.*

[2] *Trading result comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items.*

[3] *Trading margin represents trading result as a percentage of operating revenue.*

	Half year ended			
	30/06/01 £'000	**31/12/01 £'000**	**30/06/02 £'000**	**31/12/02 £'000**
Operating revenue[1]				
International	65,521	78,374	83,573	87,429
United States	18,252	55,918	56,667	61,560
Corporate	2,422	5,017	1,712	511
Total operating revenue	**86,195**	**139,309**	**141,952**	**149,500**
Trading result[2]				
International	29,387	29,315	28,990	32,146
United States	509	15,211	8,533	12,341
Corporate	(5,072)	(6,533)	(8,023)	(5,210)
Total trading result	**24,824**	**37,993**	**29,500**	**39,277**
Trading margin[3]				
International	44.9%	37.4%	34.7%	36.8%
United States	2.8%	27.2%	15.1%	20.0%
Total trading margin	**28.8%**	**27.3%**	**20.8%**	**26.3%**

[1] *Operating revenue comprises turnover from operations and interest income, which predominantly arises from fiduciary funds held.*

[2] *Trading result comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items.*

[3] *Trading margin represents trading result as a percentage of operating revenue.*

DIVIDEND POLICY

It is envisaged that interim dividends will be paid in November and final dividends in May of each year, in the approximate proportions of one-third and two-thirds respectively of the annual dividend. The Company declared an interim dividend of 2 pence per share on 27 May 2003, payable to shareholders who were on the share register on that date. This interim dividend will be paid in November 2003. It is expected that the first dividend to be declared by the Company following the Global Offer will be the final dividend in respect of the 26 weeks ending 31 December 2003, which is expected to be declared in March 2004. Following Admission, the Company expects to target a payout ratio of approximately 50 per cent of earnings (excluding exceptional items and goodwill amortisation). The Directors believe that this level of dividends is appropriate for the Company at the current time and, subject to the future financial performance of the business and other factors which will be taken into account at the time, intend to adopt a progressive increase in dividends.

PART I

INFORMATION ON BENFIELD

Prospective subscribers for and purchasers of the Common Shares should consider carefully the risk factors set out in Part IV of this document, in addition to all other information presented.

1. INTRODUCTION

Benfield is one of the largest reinsurance intermediaries in the world. It has achieved this position through a combination of organic growth and the successful completion of a number of strategic transactions. The Group provides reinsurance intermediary and risk advisory services to more than 1,000 customers located in over 90 different countries. The Group is headquartered in London and incorporated in Bermuda. It has an international network of 37 offices located in 23 countries and a leading presence in many of the major markets for reinsurance products including the United States, the United Kingdom, Continental Europe, Bermuda and the Pacific Rim.

As a reinsurance intermediary, Benfield specialises in structuring, arranging and placing reinsurance programmes on behalf of insurance and reinsurance companies. The Group does not underwrite risks for its own account.

The combination of Benfield's global presence, technical expertise and proprietary technology allows the Group to offer innovative solutions to its customers worldwide. The majority of the Group's customers are insurance and reinsurance companies. The Group has experienced excellent customer retention with the top 10 customer relationships having been in place for an average of 24 years. This provides a stable platform with existing customers of the Group accounting for approximately 85 per cent of 2002 turnover.

The Group has a highly experienced executive management team which has an average of over 20 years service in the industry. In addition, Benfield employs skilled and experienced individuals, with senior brokers having an average of over 9 years of service with the Group.

For the year ended 31 December 2002 the Group reported operating revenue of £291 million and a trading result of £69 million.

2. HISTORY OF THE GROUP

The origins of Benfield date back to the 1970s with the establishment of Benfield Lovick & Rees, a London based reinsurance broker. In 1988, this business was acquired by its management team which included John Coldman and Grahame Chilton, the current Chairman and Chief Executive of the Company respectively. Subsequently, the Group successfully acquired and integrated a number of reinsurance intermediary businesses, such as Ellinger Heath Western in 1995, Greig Fester in 1997, Bates Turner in 1999 and Blanch in 2001.

The acquisition of Greig Fester represented a major step in the Group's international expansion, providing Benfield with an international office network to complement its existing operations. Greig Fester and its predecessor companies have been providing reinsurance intermediary services since 1874.

In May 2001, the Group built on its existing position in the United States with the acquisition of Blanch, a leading US reinsurance intermediary whose shares were publicly traded on the New York Stock Exchange. The acquisition has significantly increased the Group's presence in the US. This has resulted in the Group becoming a stronger and more competitive participant in the largest reinsurance market in the world.

Through a combination of organic growth and strategic transactions the Group's operating revenue has grown from £52 million in 1997 to £291 million in 2002. Furthermore, the number of Group employees has grown from an average of 173 in 1997 to 1,654 in 2002 and the number of Group offices has grown from 2 in 1997 to 37 in 2002.

3. OVERVIEW OF THE MARKET FOR REINSURANCE INTERMEDIARIES

Reinsurance intermediaries are affected by trends in the insurance and reinsurance industries. Beginning in late 2000, increased claims activity, lower investment returns and other factors began to contribute to rising reinsurance premium rates and the imposition of more restricted terms of reinsurance coverage. The events of 11 September 2001 further accelerated those trends. However, the rising premium rates have also attracted new capital which may limit rate increases.

In addition to Benfield there are three global intermediaries with significant reinsurance operations. These are the reinsurance intermediary operations of Aon, Marsh & McLennan and Willis Group. Reinsurance intermediaries also face competition from direct reinsurance writers who are willing to offer and negotiate reinsurance for ceding companies without requiring the use of an intermediary.

The Directors believe that the current environment for reinsurance has led to increased demand for the services of reinsurance intermediaries, and expect this process to continue. In a recent survey of risk managers, reinsurance buyers, underwriters and risk consultants by Reactions Magazine, an insurance industry publication, 73 per cent of respondents ranked the role of the intermediary as essential or very important.

4. BUSINESS STRATEGY

The Group's primary objective is to be the reinsurance intermediary of choice in the key markets in which it operates. By focusing on enhancing its existing customer relationships and using its competitive strengths to win new customers and business, Benfield intends to deliver sustainable growth in revenue, cash flows and earnings.

The Directors believe that the Group is well positioned to take advantage of the increasing demand for reinsurance intermediaries by focusing on the following key elements in achieving its stated strategy:

- ***Enhancing customer relationships***

Existing customers of the Group accounted for approximately 85 per cent of 2002 turnover, providing a stable source of revenue. The Directors believe that this provides Benfield with a strong platform from which to gain additional revenues.

The Group continues to apply sophisticated risk management and modelling technology to help insurance and reinsurance companies use reinsurance related products to reduce the volatility of their business, enhance their profitability and meet their strategic goals. Benfield's continued investment in research and development enables the Group to provide a broad array of sophisticated solutions to complex problems for its customers.

The use of an intermediary is more prevalent with non-proportional reinsurance, which is an area of expertise of the Group. In the current market there is a trend from proportional to non-proportional reinsurance. This should further improve the Group's ability to obtain business from new and existing customers.

- ***Capitalising on competitive strengths***

The Directors believe Benfield can also build on its competitive strengths to win new customers, especially from growth opportunities in several geographic markets and from product development. These opportunities include the following:

- building further on the Group's relatively low market share in the US;
- benefiting from the prospect of increased use of reinsurance intermediaries in Continental Europe;
- capitalising on the Group's market penetration in Eastern Europe;
- benefiting from deregulation and market growth in the Pacific Rim;
- capitalising on the Group's sophisticated risk transfer capabilities; and
- expansion of the casualty operations in the Group's International division.

The Group intends to build further on its global presence and reputation by focusing on large, multinational customers with complex risk profiles, who demand innovative solutions. In addition, the Group will continue to focus on value-added higher margin business, such as excess of loss catastrophe cover, which represents a substantial proportion of the Group's revenue.

- ***Managing operating costs***

The Directors believe that Benfield can sustain profitable growth by leveraging the existing platform to generate increased revenue whilst maintaining a relatively flat cost base. The Group has implemented the following initiatives in order to manage costs and improve margins:

- Controlling headcount, undertaking a limited redundancy programme, rationalising office space, implementing a programme of central purchasing and applying a Group-wide unified expense policy;
- Rationalisation of those areas that the Directors do not believe will be capable of meeting the Group's long-term margin and growth objectives; and
- Enhanced forecasting and budgeting procedures, which have set clear divisional targets and have improved the reliability of revenue and cost forecasts.

The Directors believe that these actions should allow the Group to deliver margin improvement whilst maintaining sustainable revenue growth.

- ***Retaining, recruiting and incentivising high quality people***

The Group's continuing success depends on the quality of its employees. Benfield aims to attract and retain the most talented people by offering attractive performance-based compensation packages, the maintenance and development of bespoke in-house training programmes and by encouraging a high level of employee share ownership. Share awards have been and will continue to be used to incentivise key employees.

The existing remuneration policy is being further developed into a "total reward framework" that brings together salary and benefits with both short-term (bonus) and longer term (equity award) elements.

A new incentive plan, to become effective on Admission, is intended to enable the Group to continue its strategy of encouraging equity participation, with incentivisation based upon appropriate performance criteria, so as to recruit and retain broking and other senior staff of the highest quality.

- ***Pursuing selective investments and acquisitions***

The Group intends to strengthen its market position through further acquisitions of reinsurance intermediary businesses or broker teams. Benfield will also consider other selective investments that will complement the Group's core reinsurance intermediary operations and enhance its market profile.

5. COMPETITIVE STRENGTHS

The Directors believe that the Group's competitive strengths will enable Benfield to benefit from the increasing demand for the services provided by reinsurance intermediaries. These competitive strengths include:

- ***Global presence and expertise***

The Group's global position has been established by the acquisitions of Greig Fester and Blanch with key personnel and teams now in place around the world. The Group has the ability to deploy multi-skilled teams quickly, combining locally-based staff who have detailed knowledge of the insurance and reinsurance markets in which they operate, with employees in London and the United States who offer specialised skills. This has been key in securing and retaining business.

This was demonstrated when the Group secured its reappointment in 2001 as the intermediary for EQC, the New Zealand Earthquake Authority. Benfield brought together the specialist skills and technology of the global ReMetrics team, the experience it gained over many years as the reinsurance intermediary for the California Earthquake Authority and the skills and contacts of its Auckland office in New Zealand in order to win this mandate.

- ***Strong customer relationships***

Benfield's customers include a broad range of insurance and reinsurance companies and government agencies around the world, with the top 10 customer relationships having existed for an average of 24 years. The Directors believe that Benfield's ability to structure and place complex reinsurance programmes tailored to customers' specific

needs has allowed it to establish a broad and stable customer base. This provides Benfield with a platform from which to develop new business and market its global capabilities.

Benfield enjoys a strong reputation both with its customers and major reinsurers for the transactional capabilities of its brokers. This reputation is endorsed by the various awards received by Benfield including, amongst others: International Reinsurance Broker of the Year 1999 and 2000, by the British Insurance Awards; Large Broker of the Year 2002, by Insurance Times; Most Innovative Reinsurance Broker 2002, by Reactions Magazine; and Reinsurance Broker of the Year, by The Asia Insurance Industry Awards 2002.

- ***Specialised skills and technology***

Benfield uses its specialist knowledge and proprietary technology to design innovative reinsurance and risk management solutions.

The Group's capabilities in this respect include the proprietary ReMetrica II software programme, a flexible risk analysis tool for modelling insurance and reinsurance businesses which provides a highly transparent means of explaining how and why decisions are made, and was awarded Review Magazine's "Reinsurance Broking Initiative of the Year" in 2000. ReMetrica II, as well as other resources within the global ReMetrics team, are used to assist in structuring complex reinsurance programmes for customers. The ReMetrics team also supports other units within the Group. ReMetrica II is an important tool and has been used in winning and executing landmark transactions.

In addition, the Group has expertise in areas such as geophysics and reinsurance software development. By sponsoring research organisations, such as the Benfield Hazard Research Centre in the United Kingdom and Risk Frontiers in Australia, Benfield is also able to draw upon the advice and expertise of over 50 university researchers in numerous fields relating to natural hazards. For example, along with other companies in the industry and the UK government, Benfield sponsored research projects focusing on topics such as flood risks in the United Kingdom, extreme weather events in Northern Europe, tsunamis and the economic impact of catastrophic losses.

A good example of how the Group deploys these capabilities was the £2.3 billion loss portfolio transfer that Benfield structured and implemented for Aviva plc in December 2000. In connection with this transaction, which was one of the largest transactions of its type, Benfield performed a detailed analysis of Aviva's loss portfolio, advised on the structure of the transaction and placed the reinsurance contract that facilitated its exit from the London market in 2001.

The Directors believe that the continued investment in technology and skills should allow the Group to sustain its advantage over competitors in this area.

- ***Skilled and incentivised senior management and employees***

The Directors believe that the Group's success is driven by a highly experienced management team who have worked together for many years. The Group's executive management have an average of over 20 years service in the industry.

The Directors also believe that the Group benefits from its ability to attract, retain and motivate highly skilled individuals at all levels within the organisation. The Group has made significant investments in recent years designed to attract the most productive teams of brokers in the markets where the Directors believe that there is the greatest likelihood for future profitable growth. Senior brokers' average service with the Group is over 9 years.

The Group's culture is characterised by employee share ownership, performance-based incentives and a team-based structure. Extensive share ownership amongst the Group's employees is encouraged.

- ***Independent reinsurance operations***

The Group's reinsurance intermediary operations are its principal activity and focus. Unlike its main competitors Benfield is not part of a larger group that also offers insurance broking services. This independence distinguishes the Group from Aon, Marsh & McLennan and Willis Group who have the ability to leverage primary insurance relationships to obtain reinsurance customers.

As a result, the Group relies primarily on the quality of the independent advice that it provides in order to win business and not on relationships established by operating as an insurance intermediary. The Directors believe that the Group's customers value this independence, especially in a market environment where the avoidance of potential conflicts of interest is increasingly important. The Directors believe that leverage is not always in a customer's interests, and that its independence from the potential conflict of interest that may arise when providing both insurance and reinsurance intermediary services helps Benfield to secure a place on customers' short-lists.

6. THE BUSINESS

Overview

The Group operates in every major insurance market in the world. The following table shows the split of the Group's 2002 turnover, by customer location:

	Percentage of 2002 Turnover
Customer Location	%
North America	47
United Kingdom	27
Continental Europe	14
Other	12
	100%

The following table sets out the split of 2002 turnover by geographic operating division and line of business for the Group:

	Percentage of 2002 Turnover		
	International division	US division	Group
	%	%	%
Property	53	38	47
Multiple Line	28	13	22
Casualty	6	30	17
Life, Accident and Health	3	2	2
Surety/Fidelity	2	1	1
Other[1]	8	16	11
	100%	100%	100%

[1] *Includes consultancy and software licencing in International division and Outsourced Services (Paragon) in US division.*

No customer accounted for more than 7 per cent of the total turnover in the year ended 31 December 2002.

The Group manages its core reinsurance intermediary business on the basis of two geographical operating divisions – International and the US. Benfield's International division encompasses the Group's reinsurance intermediary business outside mainland US. The International division is well established and geographically diversified, with each region and market having its own characteristics. The US division competes for business in the largest market for reinsurance in the world where the Group remains relatively under-represented versus its peers.

Opportunities exist for profitable growth both in the International and the US divisions. The International division is expected to grow primarily through territorial expansion and product diversification, while the US revenue growth is expected to be driven by opportunities for expansion of the Group's relatively small market share.

In addition to its core reinsurance intermediary operations, the Group also has a portfolio of investments, the majority of which are in businesses connected to the insurance industry. These investments, together with certain central costs, are accounted for in the Group's Corporate division.

International division

The Group's International division provides reinsurance intermediary, risk advisory and related services from the Group's network of offices in Europe, the Pacific Rim, Latin America and Africa.

The key step in the development of the International division was the acquisition of Greig Fester in 1997, which combined the skills of Benfield in the UK with Greig Fester's significant network of local offices worldwide. The acquisition of Blanch in 2001 further increased the size of Benfield's international business, although the principal reason for this acquisition was to enhance the Group's presence in the US. The profitability of Blanch's international operations was lower than that of Benfield's existing International division. In order to address this issue, some Blanch offices were closed or rationalised (Hong Kong, Australia, Singapore, Mexico and Copenhagen), headcount was reduced, the Blanch London team was integrated into the International division and some of the businesses were discontinued.

This division is organised into three territorial units, which serve customers in particular geographic areas, and three global units, each of which operates globally and focuses on particular lines of business. The International division is geographically diversified with Benfield providing services to customers located in more than 90 countries. These customers include a broad range of insurance and reinsurance companies and government agencies. The following table sets out the percentage of turnover from each business unit in 2002:

International division business units		Percentage of 2002 International Turnover %
Territorial units		
Europe		15
Pacific Rim		14
Latin American		4
Global units		
Global specialty		
– Non-marine	17	
– Marine	16	
– Aerospace	6	
– Facultative solutions	3	
Total Global Specialty		42
Specialist Lines		14
Global ReMetrics and Advisory		9
Other		2
		100%

Following the acquisition of Greig Fester in 1997 the International division experienced organic turnover growth of approximately 10 per cent between 1998 and 2000. In 2001 this growth was supplemented by the acquisition of Blanch. In 2002, the International division's turnover was £168 million, representing 59 per cent of the turnover of the Group.

Territorial units

The International division's three territorial units operate predominantly in Europe, the Pacific Rim and Latin America. Each territorial unit is organised around a geographic region, with employees based in the Group's headquarters in London, supported by local staff operating from offices in a total of 21 countries (excluding the US and UK).

The Directors believe that establishing and maintaining a local presence in the territories where the Group's customers are concentrated enables the Group to serve its customers better, understand the local market and access local reinsurers. The Group has established offices in all of the major insurance and reinsurance markets, including more mature markets, such as the United Kingdom, Japan, Australia, France, Germany and Bermuda, as well as less developed markets, such as Eastern Europe and Latin America, where the Directors believe that a number of growth opportunities exist. Benfield is also currently in the process of opening an office in China, another developing market for reinsurance.

Global units

The division's three global units operate along product lines rather than territorial origination. These units focus on particular lines of business and are the Global Specialty unit, the Specialist Lines unit and the Global ReMetrics and Advisory unit.

- *Global Specialty*

Benfield's Global Specialty unit represents the largest component of the Group's International division and comprises the following teams:

- Non-marine: primarily places traditional and non-traditional excess of loss retrocession covering property catastrophe risks;
- Marine: specialises in placing reinsurance for all specific lines of marine business, as well as whole account catastrophe reinsurance programmes that include some non-marine risks;
- Aerospace: places reinsurance covering aviation and space risks on an excess of loss, quota share and facultative basis; and
- Facultative solutions: primarily places retrocessional cover for portfolios of risks that have been assumed by reinsurers on a facultative basis.

The customers of the Global Specialty unit are predominantly leading reinsurers and insurers based in London, Germany, France, Bermuda, Japan, the United States and other leading insurance and reinsurance markets. The Group generally places the reinsurance required by these customers with global reinsurers.

- *Specialist Lines*

The Group's Specialist Lines unit places casualty, accident and health and credit reinsurance as well as corporate reinsurance and facultative reinsurance. In addition, the unit also places some insurance with respect to aerospace, binding authority and accident and health markets.

- *Global ReMetrics and Advisory*

The Global ReMetrics and Advisory unit has teams located in London and seven other locations throughout the world. ReMetrics specialises in perils and risk modelling, financial analysis and transactions utilising alternative risk transfer techniques.

Benfield uses proprietary catastrophe modelling software, in addition to external models, to provide catastrophe risk management advice to its customers. In addition, the Group has developed proprietary reinsurance software, ReMetrica II, which is used to assist customers in strategic reinsurance decision-making. ReMetrica II helps customers select reinsurance programmes that suit their needs by modelling the financial impact of specified loss scenarios using various potential reinsurance solutions. In reviewing a customer's risk portfolio and performing related financial analysis, the Group is able to deliver comprehensive risk management advice.

In recent years, fees for alternative risk transfer transactions have represented a significant proportion of the revenue generated by the ReMetrics team, although the number of these transactions, and the fees derived from them, can vary substantially from year to year. In addition, the ReMetrics team also generates revenue from the provision of consulting services and from licensing its ReMetrica II software to customers. The ReMetrics team also supports other units within the Group. ReMetrica II is an important tool and has been used in winning new business and executing significant transactions.

The Global ReMetrics and Advisory unit also includes Benfield's UK corporate finance advisory business. This business, which is regulated by the Financial Services Authority, specialises in the insurance and financial services industries.

United States division

The US division is headquartered in Westport, Connecticut and is supported by a network of 11 regional offices with centralised processing functions in Minneapolis. In addition, the US division includes a team based in the Group's headquarters in London, which places reinsurance for US based customers in the London market. The US business also draws on the expertise of the Group's International teams where appropriate.

The key step in the development of the US division was the acquisition of Blanch in 2001, which significantly enhanced the Group's presence in the United States, increasing operating revenue from £26.7 million in 2000 to £118.2 million in 2002. At the time of the acquisition, Blanch was experiencing significant performance deterioration, with declining revenues and margins. Following the acquisition, Benfield initiated a series of stabilisation measures targeting the re-establishment of revenue growth and margin recovery in the US operations of Blanch. The Group was able to retain key people, restore morale and focus on reinsurance intermediary services by divesting selected operations.

This division provides reinsurance intermediary risk advisory and related services to customers throughout the United States and focuses primarily within the market for property and casualty reinsurance. This division's customers include major insurance and reinsurance companies and their representatives such as managing general agencies and government agencies.

The division operates in four geographical regions:

US division territorial regions	**Percentage of 2002 US Turnover[1]** %
Midwest	35
East	34
West	14
South	9
U.S. London team	8
	100%

[1] *Turnover split based on the originating office.*

The division comprises three business units: Customer Origination, Customer Development and Customer Solutions. In addition, the Outsourced Services unit provides outsourcing of certain insurance related activities to insurance and reinsurance companies throughout the US. This structure is different to that of the International division, highlighting the principal difference between the US and International division: the International division operates in a number of smaller diverse market places whereas the US division operates in a larger single market. The Directors believe that the structure of the US division optimises the delivery of the combined resources of the Group across the United States, irrespective of where the customer is located.

Customer Origination

- The Customer Origination unit focuses on targeting large, high margin opportunities in order to generate new customers. It comprises seven teams operating across the regions. Four teams focus on property and casualty companies, with each of the others specialising in managing general agents, life and health companies and government agencies, respectively.

Customer Development

- The Customer Development unit is responsible for maintaining and growing existing customer relationships. This unit includes 14 teams operating across Benfield's network of regional offices, which utilise their knowledge and expertise of the local insurance and reinsurance markets to differentiate the services offered to customers. This unit is focused on increasing market share through the expansion of existing customer relationships and providing a superior level of customer service.

Customer Solutions

- The Customer Solutions unit advises on reinsurance contracts and programmes, as well as alternative risk transfer transactions and supports the Customer Origination and Customer Development units. The unit uses quantitative analysis, reinsurance product structuring and capital markets products to assist customer teams in helping customers achieve their strategic goals. ReMetrica II and other software technology, including catastrophe modelling software, is used to provide comprehensive risk management advice to customers. The Customer Solutions unit also incorporates the US ReMetrics team, which provides perils and risk modelling and financial analysis.

Outsourced Services

- The Outsourced Services unit, which trades as Paragon, provides outsourced technical and consulting services including reinsurance administration and asset recovery. This unit is managed centrally.

The US division's strategy has been to stabilise revenues following the acquisition of Blanch in May 2001 and to create a structure that will allow the Group to capture growth opportunities in the US market. Prior to the acquisition of Bates Turner in 1999, Benfield had a small US operation with approximately £5 million of turnover in 1999. In 2000, Benfield formed a new company for the Group's US operations in conjunction with Rodman Fox and Paul Karon who were recruited to spearhead the expansion of the Group's activities in the United States. The recruitment of Rodman Fox and Paul Karon was shortly followed by the acquisition of a team from General Re.

The acquisition of Blanch in 2001 significantly accelerated the process of building the US operation. The Directors believe that Blanch has expanded Benfield's portfolio of existing customers and provided the Group with teams across the US with customer development capabilities. In addition, Blanch has provided the Group with high quality processing and support functions.

The Directors believe that there are significant revenue growth opportunities in the US, which should allow the Group to expand its relatively small existing market share.

Corporate division

The Corporate division reflects certain expenses that are incurred at the head office level in connection with the provision of central functions, such as executive management and certain finance, legal and information technology services. In addition, the Corporate division includes the results of the Group's investment portfolio.

The Group's investment portfolio includes a number of subsidiary and associate companies operating outside of the core reinsurance intermediary operations. It also includes Benfield's investment in Montpelier Re, a Bermudan reinsurance company. As described in Part X – "Additional Information", the Group is currently in the process of disposing of part of its investment in Montpelier Re. Responsibility for managing the Group's current investment portfolio and identifying and evaluating potential new investment opportunities rests with an investment committee chaired by the Chief Financial Officer, and whose membership also includes one of the Non-Executive Directors.

Further information on the Group's investments is set out in Part X – "Additional Information".

7. SUMMARY FINANCIAL INFORMATION

Historical Financial Performance

The summary historical financial information set out below has been extracted without material adjustment from Part VII – "Accountants' Report on Benfield Group". Investors should read the whole document and not rely on key or summarised information. In particular, investors should read this information in conjunction with the financial and other information on the Group in Part VII – "Accountants' Report on Benfield Group" and the management's discussion and analysis of financial information included in Part VI – "Operating and Financial Review".

	Year ended 31 December		
	2000 £'000	**2001 £'000**	**2002 £'000**
Operating revenue[1]			
International	107,678	143,895	171,002
United States	26,686	74,170	118,227
Corporate	3,850	7,439	2,223
Total operating revenue	**138,214**	**225,504**	**291,452**
Trading result[2]	**48,117**	**62,817**	**68,777**
Trading margin[3]	**34.8%**	**27.9%**	**23.6%**
Profit/(loss) for the financial year	**22,014**	**(34,590)**	**2,033**

(1) Operating revenue comprises turnover from operations and interest income, which predominantly arises from fiduciary funds held.

(2) Trading result comprises the Group's operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items.

(3) Trading margin represents trading result as a percentage of operating revenue.

	Half year ended			
	30/06/01 £'000	**31/12/01 £'000**	**30/06/02 £'000**	**31/12/02 £'000**
Operating revenue[1]				
International	65,521	78,374	83,573	87,429
United States	18,252	55,918	56,667	61,560
Corporate	2,422	5,017	1,712	511
Total operating revenue	**86,195**	**139,309**	**141,952**	**149,500**
Trading result[2]				
International	29,387	29,315	28,990	32,146
United States	509	15,211	8,533	12,341
Corporate	(5,072)	(6,533)	(8,023)	(5,210)
Total trading result	**24,824**	**37,993**	**29,500**	**39,277**
Trading margin[3]				
International	44.9%	37.4%	34.7%	36.8%
United States	2.8%	27.2%	15.1%	20.0%
Total trading margin	**28.8%**	**27.3%**	**20.8%**	**26.3%**

(1) Operating revenue comprises turnover from operations and interest income, which predominantly arises from fiduciary funds held.

(2) Trading result comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items.

(3) Trading margin represents trading result as a percentage of operating revenue.

Operating revenue increased from £138.2 million in 2000 to £225.5 million in 2001 and £291.5 million in 2002. These year-to-year increases principally reflect the acquisition of Blanch on 31 May 2001. Operating revenue reflects seven months of operations of the acquired Blanch business in 2001 and a full year's operations in 2002. The operating revenue growth also reflects premium rate increases on the Group's existing and acquired books of business and organic growth in the form of new business from both new and existing customers, partially offset by the effects of increase in rebates of commission to customers and the depreciation of the US dollar against the pound sterling in 2002. Approximately 85 per cent of the Group's 2002 turnover was earned from business generated from existing customers. The remainder was in respect of new customer wins and non-recurring business including advice on one-off transactions.

Over the three half year periods since the acquisition of Blanch, operating revenues grew as a result of new business and premium rate increases. This growth was partially offset by the erosion of business from former Blanch

customers lost prior to the acquisition, former Blanch lines of business which were discontinued, decline in revenues in the Corporate division and the deterioration of the US dollar versus the pound sterling.

Trading result increased from £48.1 million in 2000 to £62.8 million in 2001 to £68.8 million in 2002. The Group's trading margin decreased from 34.8 per cent in 2000 to 27.9 per cent in 2001 to 23.6 per cent in 2002.

The decline in trading margin between the first and second halves of 2001 principally reflects the impact of the lower margins of the acquired Blanch business. The decline in trading margin between the second half of 2001 and the first half of 2002 is due to low growth in operating revenue as the acquired Blanch customer base was stabilised, with this focus on maintaining revenue leading to increased staff costs in 2002, including higher bonuses. The increase in trading margin for the second half of 2002 reflects the benefit of revenue growth together with a marginal reduction in net operating expenses.

8. CURRENT TRADING AND FUTURE PROSPECTS

January, April and July represent the most significant times of the year for the renewal of reinsurance contracts, with a significant percentage of business being transacted during this period. Based upon the trends that were evident during the January and the April 2003 renewal seasons and the amount of operating revenue booked during the first four months of the year, the Directors are confident about the financial and trading prospects of Benfield for the current financial year.

9. DIVIDEND POLICY

The declaration of dividends will be at the discretion of the Directors and will depend upon prevailing conditions, including Benfield's financial condition, its operating results, capital requirements, business prospects and other factors that the Directors deem relevant.

It is envisaged that interim dividends will be paid in November and final dividends in May of each year, in the approximate proportions of one-third and two-thirds respectively of the annual dividend. The Company declared an interim dividend of 2 pence per share on 27 May 2003 payable to shareholders who were on the share register on that date. The interim dividend will be paid in November 2003. It is expected that the first dividend to be declared by the Company following the Global Offer will be the final dividend in respect of the 26 weeks ending 31 December 2003, which is expected to be declared in March 2004. Following Admission, the Company expects to target a payout ratio of approximately 50 per cent of earnings (excluding exceptional items and goodwill amortisation). The Directors believe that this level of dividends is appropriate for the Company at the current time and, subject to the future financial performance of the business and other factors which will be taken into account at the time, intend to adopt a progressive increase in dividends.

PART II

DIRECTORS AND EMPLOYEES

1. DIRECTORS AND EMPLOYEES

Benfield's management team has extensive experience in the reinsurance intermediary industry, with the Group's executive management having an average of over 20 years of industry service.

The Directors believe that the Group has benefited from its ability to attract, retain and motivate highly skilled individuals at all levels throughout the organisation. The skills, technical expertise and reputation of the Group's individual brokers and teams of brokers play an important part both in winning and retaining customers and in dealing with underwriters. Significant investment has been made by the Group in recent years in this regard in order to attract the most productive teams of brokers in those markets where the Directors believe that the greatest likelihood for future profitable growth exists.

The Group's culture is characterised by employee share ownership, significant performance-based incentives and a team-based structure. The Group encourages extensive share ownership amongst its employees. Immediately prior to Admission, certain Directors and key employees were awarded either options over Common Shares exercisable at nominal value, or deferred stock units, in respect of approximately 8.8 million Common Shares. Additionally, up to 7.6 million options with an exercise price equal to the Offer Price and 1.3 million options with an exercise price of 220p were awarded to certain Directors and employees to further align key individuals with the ongoing success of the business. 99,900 Common Shares were also gifted to certain employees.

The existing remuneration policy is being further developed into a total reward framework that brings together salary benefits with both short-term (bonus) and longer term (equity awards) elements.

A new incentive plan, which will become effective on Admission, will enable the Group to continue its strategy of encouraging equity participation for its employees. Further details of the new incentive plan, are set out in paragraph 5 of Part X – "Additional Information".

The Group's Directors and employees have a beneficial interest in approximately 77.1 per cent of the issued Common Share capital of the Company prior to the Global Offer (including 99,900 Common Shares gifted to certain employees prior to Admission). The Directors believe that this high level of ownership motivates the Group's Directors and employees as well as helping to align the interests of Directors and employees with the Group's other shareholders.

The interests and expected interests of Directors (including persons connected with them) in the issued Common Share capital of the Company before and after the Global Offer are set out below:

	Before the Global Offer		**After the Global Offer**	
	Number of Common Shares beneficially owned	**Percentage of Common Shares issued**	**Number of Common Shares beneficially owned(1)(3)**	**Percentage of Common Shares issued(1)(2)(3)**
John Coldman	15,625,000	*8.8%*	15,625,000	*6.8%*
Grahame Chilton	21,875,000	*12.3%*	21,875,000	*9.5%*
John Whiter	941,250	*0.5%*	1,191,750	*0.5%*
David Spiller	1,573,145	*0.9%*	3,680,897	*1.6%*
Rodman Fox	8,883,115	*5.0%*	8,883,115	*3.9%*
Andrew MacDonald	1,457,500	*0.8%*	1,500,570	*0.7%*
Francis Maude	0	*0.0%*	0	*0.0%*
Keith Harris	0	*0.0%*	0	*0.0%*
Paul Roy	0	*0.0%*	0	*0.0%*
Andrew Fisher	0	*0.0%*	0	*0.0%*
	50,355,010	*28.3%*	52,756,332	*22.9%*
All Directors and executive officers together with other employees as a group(4)	137,106,435	77.1%	137,993,528	*60.0%*

(1) *Assumes no exercise of Over-allotment Option.*

(2) *If the Over-allotment Option is fully exercised the Directors (and persons connected with them) as a group would be interested in 22.0 per cent of the Common Shares in issue after the Global Offer.*

(3) *No new Common Shares will be taken up by the Directors (and their immediate families) pursuant to the Global Offer except for shares resulting from their utilisation of the Cashless Exercise Facility.*

(4) *Includes Common Shares held by Employee Benefit Trusts. Includes 99,900 Common Shares gifted to certain employees prior to Admission.*

Directors

John Coldman, Chairman (55), joined the Group in 1985 following 18 years with Greig Fester and 4 years with Alwen Hough Johnson. He has been a Director since 1986 and was part of the management team that led the buy-out of Benfield Lovick & Rees in 1988. During the period 1986 to 1996 he held the position of managing director and in 1996 he was appointed Chairman. He has been a deputy chairman of Lloyd's since February 2001 and during the period from 1996 to 2000 he was also Chairman of BRiT.

Grahame Chilton, Chief Executive (44), joined the Group in 1982 from CT Bowring Reinsurance. He has been a Director since 1986 and was part of the management team that led the buy-out of Benfield Lovick & Rees & Co. in 1988. Since his appointment as Group Chief Executive in 1996, the Group has expanded rapidly through a combination of organic growth and through a number of strategic transactions including the acquisitions of Greig Fester, Bates Turner and Blanch.

John Whiter, Chief Financial Officer (53), joined the Group in 1994 as Group Finance Director and was appointed Chief Financial Officer in 1997 following the acquisition of Greig Fester. He is also Chairman of Benfield Inc, the Group's principal operating subsidiary in the US. Prior to joining Benfield, he was with Neville Russell Chartered Accountants (now Mazars) for 19 years, where he became a partner in 1976. He was the managing partner of its London office from 1989 to 1991 and was senior partner during the period from 1991 to 1994.

David Spiller, Executive Director (47), is Chief Executive Officer of Benfield's International division. He was appointed a Director following the acquisition of Greig Fester in 1997. Prior to the acquisition, he had been with Greig Fester for 18 years where he was first appointed a Director in 1993 and was subsequently appointed Chief Executive in 1995. He was elected to the Lloyd's Insurance Brokers' Committee in 1996 and chaired the Brokers' Reinsurance Committee from 1997 to 1999. He is currently chairman of the London Market Brokers' Committee.

Rodman Fox, Executive Director (39), is Chief Executive Officer of Benfield's US division. He joined Benfield in 2000 as a Director of the Group and Chief Executive Officer of Benfield Greig LLC. He previously worked at Blanch for 15 years where he became President and Chief Operating Officer of E.W. Blanch & Co., and a Director of Blanch.

Andrew MacDonald, Executive Director (42), joined the Group in 1976 and gained experience in most of Benfield's major departments, with particular involvement in the introduction of early information systems. He was appointed Operations Director of Benfield Limited in 1996 with additional responsibility for information systems strategy and development. He was appointed to the Board in 2001.

Francis Maude PC MP, Non-Executive Deputy Chairman (49), was appointed a Non-Executive Director in 1999. He is a Member of Parliament, having been first elected in 1983 and re-elected in 1987, 1997 and 2001. He was shadow chancellor from 1998 to 2000, and shadow foreign secretary from 2000 to 2001. Prior to that, he was a director of Salomon Brothers from 1992 to 1993, a managing director of Morgan Stanley from 1993 to 1997 and a non-executive director of ASDA Group plc from 1992 to 1999. He is also a non-executive director of The Spectator (1828) Limited, chairman of Conservatives for Change Limited and chairman of Prestbury Holdings PLC. He also served as Director of Benfield Reinsurance Company Limited from November 1993 to December 1999.

Keith Harris, Non-Executive Director (50), was appointed a Non-Executive Director in 1999. During the period from 1994 to 1999, he was chief executive of HSBC Investment Bank PLC and he was chief executive officer of Apax Partners Corporate Finance Ltd. from 1990 to 1994. Prior to that he was at Morgan Grenfell in London and New York, where he was president of Morgan Grenfell Inc. and later became managing director and head of International Corporate Finance at Drexel Burnham Lambert. He is also chairman of the Seymour Pierce Group PLC.

Paul Roy, Non-Executive Director (55), was appointed a Non-Executive Director in May 2003. He was most recently Co-President of Global Markets and Investment Banking at Merrill Lynch Europe. He joined Merrill Lynch in 1995 following the company's merger with Smith New Court plc, where he was Chief Executive Officer. Whilst at Merrill Lynch he was responsible for Investment Banking, Debt and Equity Markets and Securities Services on a global basis and was also a member of the Executive Management Committee.

Andrew Fisher, Non-Executive Director (41), was appointed a Non-Executive Director in May 2003. He is Group Chief Executive of the CPP Group, one of the leading providers of assistance products and services throughout Europe. He joined NatWest Wealth Management in 1997 as Strategic Advisor and in 1998 he became Group Commercial Director of Coutts NatWest Group. In 2000 he was appointed Chief Executive of Coutts & Co. Previously a Partner at the Carlyle Group, the world's largest private equity group, he led the European Private Banking Acquisition team from 2002 to 2003.

2. CORPORATE GOVERNANCE

As a Bermuda incorporated company the Company is governed through a set of Bye-laws, as well as through the provisions of the Bermuda Companies Act 1981. The Board is responsible for the proper management of the Company and meets regularly. Following Admission, the Board intends to comply with the requirements of the Combined Code. The Directors have recently appointed two additional Non-Executive Directors creating a total of 10 Directors of whom 6 are Executive (including the Executive Chairman) and 4 are Non-Executive. The posts of Chairman and Chief Executive are held by different Directors.

Each of the Non-Executive Directors is considered by the Board to be independent of management and to have no relationships which interfere with his independent judgement. In accordance with the requirements of the Combined Code, Francis Maude has been nominated as the senior independent Non-Executive Director.

In accordance with the Combined Code, the Company is ready, where practicable, to enter into a dialogue with institutional shareholders based on the mutual understanding of objectives. The Company is also committed to the principle of effective communication with private investors, for example by the constructive use of annual general meetings of shareholders.

The Board has established guidelines which require specific matters to be subject to decision by the full Board of Directors, including material acquisitions and disposals, investments and capital projects. In addition, the Board has established an audit committee, a remuneration committee and a nominations committee.

The audit committee is chaired by Francis Maude and the other members are Keith Harris, Andrew Fisher and Paul Roy. The audit committee formally meets at least twice a year and senior management (including the CFO) and internal and external auditors attend for part or all of each meeting. The internal and external auditors have unrestricted access to the audit committee and its Chairman. The audit committee considers all matters relating to financial controls and reporting, internal and external audits, the scope and results of the audits, the independence and objectivity of the auditors and establishes that an effective system of internal financial control is maintained.

The remuneration committee is chaired by Keith Harris and its other members are Francis Maude, Andrew Fisher and Paul Roy. The remuneration committee will meet at least once a year and will consider all material elements of remuneration policy, the remuneration and incentivisation of Executive Directors and senior management and will make recommendations to the Board on the framework for executive remuneration and its cost. The Board is responsible for implementing the recommendations and agreeing the remuneration packages of individual Directors. A Director is not permitted, under the Bye-laws, to vote on his own terms and conditions of remuneration.

The nominations committee is chaired by John Coldman and its other members are Francis Maude, Keith Harris, Andrew Fisher and Paul Roy. The nominations committee will meet as required and will make recommendations to the Board on new appointments to the Board.

PART III

GLOBAL OFFER

1. DESCRIPTION OF THE GLOBAL OFFER

The Global Offer, which will be fully underwritten by the Underwriters, comprises 62,786,590 Common Shares, representing 27.3 per cent of the Enlarged Common Share Capital of the Company. In connection with the Global Offer, the Company is issuing 40,000,000 New Common Shares. As a result of the take-up of the Cashless Exercise Facility by certain eligible employees of the Group (including settlement of outstanding amounts on partly paid shares), these employees are selling 7,145,694 Existing Common Shares in the Global Offer. As a result of the take-up of the Loan Share Facility by certain employees of the Group, these employees are selling 597,426 Existing Common Shares in the Global Offer. As a result of the take-up of the Sale Facility by certain shareholders, these shareholders are selling 15,043,470 Existing Common Shares in the Global Offer. Further details of the Cashless Exercise Facility, the Loan Share Facility and the Sale Facility are given in paragraph 2 below. In addition, the Company has granted to Merrill Lynch International, as stabilising manager, the Over-allotment Option, exercisable on one or more than one occasion during the 30 days after the date of Admission, to subscribe, or procure subscribers for, up to an additional 9,417,988 New Common Shares at the Offer Price for the purposes of, inter alia, allowing Merrill Lynch International to meet over-allocations in connection with the Global Offer and to cover short positions resulting from stabilisation transactions.

Immediately following Admission, 31.3 per cent of the Common Shares will be held in public hands (as defined in paragraph 3.20 of the Listing Rules), assuming that the Over-allotment Option is not exercised.

The Global Offer is being made by way of an offering of Common Shares in the United States only to QIBs in reliance upon an exemption from, or in transactions not subject to, the registration requirements of the Securities Act; and to investors in the United Kingdom and to institutional investors elsewhere in reliance on Regulation S.

All Common Shares in the Global Offer will be subscribed for, or purchased, at the Offer Price, which has been determined jointly by the Joint Bookrunners and the Company. The rights attaching to the New Common Shares and Existing Common Shares will be uniform in all respects and they will form a single class for all purposes, save that the New Common Shares will not be entitled to receive the interim dividend payable in November 2003, as described in "Key Information—Dividend Policy". The proportions in which particular allocations of Common Shares under the Global Offer will comprise Existing Common Shares or New Common Shares may vary at the discretion of the Joint Bookrunners. Certain rights of recourse arising pursuant to the Global Offer in respect of the Common Shares (including in relation to title to the Common Shares) may be derived from different persons according to whether the Common Shares acquired are New Common Shares or Existing Common Shares.

Successful applicants in the Global Offer will receive Depositary Interests in respect of the underlying Common Shares issued or sold in the Global Offer. Further details are set out in paragraph 6 of this Part III — "Global Offer".

2. CASHLESS EXERCISE FACILITY, LOAN SHARE FACILITY AND SALE FACILITY

As part of the Global Offer, the Board has approved and the Company has made available certain facilities and arrangements to certain Optionholders and employees who hold Common Shares as a result either of a previous exercise of options or the vesting of deferred share units under the DSU Plans and who have amounts outstanding in respect of loans made available to them in connection with the tax liabilities arising on the exercise or vesting of such awards ("Loan Shareholders"). "Loan Shares" shall mean Common Shares acquired by Loan Shareholders with loans made available to them.

The Company has offered the relevant employees the following facilities:

(i) for Optionholders to exercise their outstanding options using a cashless exercise facility (the "Cashless Exercise Facility"); and

(ii) for Loan Shareholders to sell a sufficient number of Common Shares in order to repay any amounts outstanding under the relevant loan facility (the "Loan Share Facility").

The Cashless Exercise Facility enables Optionholders to exercise their options without funding the exercise price from their own resources. This facility may only be used to exercise in full options granted on a particular date at a particular exercise price. If an Optionholder has been granted options on different dates, he is able to choose to include certain of those grants. Optionholders have authorised the Company to sell, as part of the Global Offer, such number of Common Shares, acquired as a result of exercising such options, as is necessary to fund the total exercise price of those options together with any associated tax liability and stamp duty/stamp duty reserve tax

costs. The Optionholder will retain the balance of Common Shares acquired. In addition, John Whiter (who will be the holder of 937,500 partly paid Common Shares at Admission) has agreed to sell sufficient Common Shares subject to and as part of the Cashless Exercise Facility in order to fund the payment to the Company of all amounts outstanding on those partly paid Common Shares.

The Loan Share Facility permits a Loan Shareholder to sell sufficient Loan Shares at the time of the Global Offer to repay his or her liability under the relevant loan facility (together with any stamp duty/stamp duty reserve tax costs which arise on the sale) on the condition that the net proceeds of the sale are used to repay that liability. The maximum number of Loan Shares that a Loan Shareholder may commit under the Loan Share Facility is such number of Loan Shares as is sufficient to repay his or her outstanding liabilities.

In addition, the Board has approved and the Company has made available, conditional upon the Global Offer proceeding, facilities allowing former directors of Benfield Holdings Limited holding in excess of 300,000 Common Shares, former directors of Benfield Limited holding in excess of 1,000,000 Common Shares and corporate shareholders holding 6,000,000 or more Common Shares to sell Common Shares as part of the Global Offer (the "Sale Facility"). The Sale Facility permits each of these Existing Shareholders to sell up to his or its entire holding of Common Shares. Existing Shareholders who sell Common Shares under the Sale Facility will be liable to pay any stamp duty/stamp duty reserve tax costs arising on, and will pay a commission to the Underwriters in respect of any such sales.

3. USE OF PROCEEDS

The gross proceeds that Benfield will receive from the issue of New Common Shares pursuant to the Global Offer, assuming that the Over-allotment Option is not exercised, are £100.0 million. After deducting commissions and estimated other fees and expenses incurred in connection with the Global Offer, the Company will receive net proceeds of £90.4 million. Including proceeds of the Cashless Exercise Facility, the Group will receive a further £8.4 million after deduction of underwriting fees, from the exercise of share options outstanding under the 1998 Share Option Scheme and settlement of outstanding amounts on partly paid shares.

Benfield intends to use these net proceeds to repay outstanding indebtedness and, following completion of the Global Offer, the Group will be left with pro forma net debt of approximately £45.3 million as set out in Part IX – "Pro Forma Financial Information". This figure assumes no exercise of the Over-allotment Option.

4. THE OVER-ALLOTMENT OPTION AND STABILISATION

The Over-allotment Option may be exercised on one or more than one occasion for a period up to 30 days after the date of Admission. Any New Common Shares offered under the Over-allotment Option will be offered on the same terms and conditions as other New Common Shares in the Global Offer.

In connection with the Global Offer, Merrill Lynch International as stabilising manager may (but will be under no obligation to) over-allot or effect other transactions with a view to supporting the market price of the Common Shares or any options, warrants or rights with respect to, or interests in, the Common Shares, in each case at a higher level than that which might otherwise prevail in the open market, for a limited period after the Offer Price is announced. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

5. DEALING ARRANGEMENTS

The Global Offer is subject to the satisfaction of certain conditions contained in the Underwriting Agreement, including Admission occurring by 8.00 a.m. on 18 June 2003 or such later date as may be agreed in accordance with the Underwriting Agreement. Certain conditions are not capable of waiver. Further details of the Underwriting Agreement are set out in paragraph 12 of Part X – "Additional Information".

Application has been made to the UK Listing Authority for all the Common Shares to be admitted to listing on the Official List and application has been made to the London Stock Exchange for the Common Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

Settlement of the Common Shares to be issued or sold in the Global Offer is expected to take place on 18 June 2003. The London Stock Exchange will not permit dealings in the Common Shares on the London Stock Exchange prior to Admission. It is expected that conditional dealings in the Common Shares will commence on 13 June 2003. Any conditional purchase or sale of Common Shares undertaken will be on a "when issued" basis. If the Global Offer does not become unconditional in all respects any such dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

Temporary documents of title will not be issued.

There can be no assurance that a regular trading market for Common Shares will be sustained. The prices at which Common Shares will be bought and sold after the Global Offer may be lower than the Offer Price. See Part IV – "Risk Factors".

6. CREST AND DEPOSITARY INTERESTS

CREST is a paperless settlement system allowing securities to be transferred from one person's CREST account to another without the need to use share certificates or written instruments of transfer. Securities issued by non-UK companies, such as the Company, cannot be held or transferred in the CREST system. However, to enable investors to settle such securities through the CREST system, a depositary or custodian can hold the relevant securities and issue dematerialised depositary interests representing the underlying securities which are held on trust for the holders of the depositary interests.

With effect from Admission, it will be possible for CREST members to hold and transfer interests in Common Shares within CREST, pursuant to a depositary interest arrangement to be established by the Company.

The Common Shares will not themselves be admitted to CREST. Instead Capita IRG Trustees Limited ("Capita IRG Trustees"), a subsidiary of Benfield's Registrars, Capita IRG Plc, will issue depositary interests in respect of the underlying Common Shares ("Depositary Interests" or "DIs"). The Depositary Interests will be independent securities constituted under English law which may be held and transferred through the CREST system. Depositary Interests will have the same security code (ISIN) as the underlying Common Shares and will not require a separate listing on the Official List. The Depositary Interests will be created and issued pursuant to a deed poll entered into by Capita IRG Trustees, which will govern the relationship between Capita IRG Trustees and the holders of the Depositary Interests. The full text of the deed poll is set out in Part XIV – "Depositary Interests: Terms of Deed Poll".

Application has been made for the Depositary Interests in respect of the underlying Common Shares to be admitted to CREST with effect from Admission.

Subject to any arrangement implemented by the Company for the retention of share certificates in connection with the lock-up arrangements described in paragraph 8 below, Existing Shareholders who currently hold Common Shares in certificated form will receive share certificates in respect of the Common Shares to which they are entitled on Admission. These are expected to be despatched to Shareholders by 18 June 2003. Subject to those arrangements, Existing Shareholders who wish to hold Depositary Interests through the CREST system may be able to do so and should contact Benfield's Registrars, Capita IRG Plc.

Further details of the Depositary Interests are set out in paragraph 21 of Part X – "Additional Information".

7. DESCRIPTION OF THE UNDERWRITING AGREEMENT

Under the Underwriting Agreement, the Underwriters will agree (subject to certain conditions) to procure subscribers for, or failing which to subscribe for, 40,000,000 New Common Shares at the Offer Price, and the Company will agree to allot and issue such shares to subscribers procured by the Underwriters or, failing which, to the Underwriters. The Underwriters will also agree to procure purchasers for, or failing which to purchase, 22,786,590 Existing Common Shares in aggregate from the Selling Shareholders at the Offer Price. The Underwriting Agreement will be conditional upon, amongst other things, Admission occurring by not later than 8.00 a.m. on 18 June 2003 or such later time and/or date as the Company may agree with the Joint Bookrunners. The Joint Bookrunners may terminate the Underwriting Agreement in certain circumstances on or before Admission. These circumstances include the occurrence of certain changes in the condition (financial or otherwise) or in the earnings, business affairs or business prospects of the Group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement).

Further details of the Underwriting Agreement are set out in paragraph 12 of Part X – "Additional Information".

8. LOCK-UP ARRANGEMENTS

The Company has undertaken in the Underwriting Agreement that, during a period of 180 days from the date of Admission it will not, subject to certain exceptions, (i) offer, pledge, sell, allot or issue, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, without the prior written consent of the Sponsor and the Joint Bookrunners.

Each of the Directors has undertaken to the Sponsor, the Joint Bookrunners and each of the Underwriters that, he will not, and will procure that his Connected Persons will not, without the prior written consent of the Sponsor and the Joint Bookrunners, enter into any transaction of a type described in (i) or (ii) above in relation to any Common Shares held by him immediately after Admission. These undertakings do not apply to any shares to be sold under the Cashless Exercise Facility or to transactions entered into in accordance with the following schedule:

Period after Admission	Common Shares permitted to be sold or transferred
6 to 18 months	up to the lower of (i) 25% of Common Shares held immediately following Admission, and (ii) such number of Common Shares the net sale proceeds of which do not exceed £1.5 million on a cumulative and aggregate basis.
18 to 27 months	such number of Common Shares as when aggregated with any Common Shares sold or transferred in the 6 to 18 month period following Admission would not exceed 33 ⅓% of Common Shares held immediately following Admission.
27 to 36 months	such number of Common Shares as would not exceed the aggregate of (i) 33 ⅓% of Common Shares held immediately following Admission, and (ii) any Common Shares the sale or transfer of which was permitted in the 18 to 27 month period following Admission, but which were not sold or transferred.
36 months onwards	unlimited.

Mr. Michael Rees has given an undertaking in the same terms as described above but in favour of the Joint Bookrunners and the Company.

Further details of these arrangements are set out in Paragraph 12 of Part X – "Additional Information".

The Company's Bye-laws also contain provisions which place restrictions on selling or transferring Common Shares after Admission which apply to current and former employees and directors and certain other holders of Common Shares and Cumulative Redeemable Convertible Preference Shares.

Common Shares held immediately after Admission by directors and employees

The Bye-laws contain provisions which place restrictions on current and former employees (including directors and certain other persons associated with them) selling or transferring Common Shares after Admission. In summary, Common Shares held by such person immediately after Admission would be able to be sold or transferred in accordance with the following schedule:

Period after Admission	Additional proportion of Common Shares permitted to be sold or transferred	Cumulative proportion of Common Shares permitted to be sold or transferred
0 to 6 months (Period 1)	0%	0%
6 to 18 months (Period 2)	25%	25%
18 to 27 months (Period 3)	25%	50%
27 to 36 months (Period 4)	25%	75%
36 months onwards	25%	100%

Common Shares acquired after Admission under the Benfield Employee Share Schemes (as defined in the Bye-laws)

Restrictions will also apply to Common Shares acquired by directors and employees (and certain other persons associated with them) as a result of the exercise of options or the vesting of awards pursuant to any Benfield Employee Share Scheme. In summary, such persons would be allowed to sell or transfer any Common Shares so acquired in accordance with the following schedule:

Period after Admission	Additional proportion of Common Shares permitted to be sold or transferred	Cumulative percentage of Common Shares permitted to be sold or transferred
0 to 6 months (Period 1)	0% of Common Shares acquired during Period 1	0% of Common Shares acquired during Period 1
6 to 18 months (Period 2)	25% of Common Shares acquired during Period 1	25% of Common Shares acquired during Period 1
18 to 27 months (Period 3)	25% of Common Shares acquired during Period 1 33 1/3% of Common Shares acquired during Period 2	50% of Common Shares acquired during Period 1 33 1/3% of Common Shares acquired during Period 2
27 to 36 months (Period 4)	25% of Common Shares acquired during Period 1 33 1/3% of Common Shares acquired during Period 2 50% of Common Shares acquired during Period 3	75% of Common Shares acquired during Period 1 66 2/3% of Common Shares acquired during Period 2 50% of Common Shares acquired during Period 3
36 months onwards	25% of Common Shares acquired during Period 1 33 1/3% of Common Shares acquired during Period 2 50% of Common Shares acquired during Period 3 100% of Common Shares acquired during Period 4	100% of Common Shares acquired during Periods 1, 2, 3 and 4.

Common Shares held after Admission by current corporate and certain other members

Under the Bye-laws, no corporate member or limited partnership which is a member of the Company immediately before Admission may sell or transfer any Common Share held by it immediately after Admission for a period of 180 days following Admission. In addition, any Common Shares arising on any conversion of Cumulative Redeemable Convertible Preference Shares during this period would also be subject to the 180 day lock-up restriction for the remainder of its term.

Relationship with the Cashless Exercise Facility, the Loan Share Facility and the Sale Facility

Under the Existing Bye-laws, the Company may, inter alia, make available arrangements and/or facilities to shareholders or one or more categories or groups of shareholders to sell or transfer Common Shares in connection with any underwritten public offering of Common Shares. The arrangements and facilities which the Company has decided to make available in connection with the Global Offer are described in paragraph 2 above. The lock-up restrictions described in this paragraph 8 will not apply to any Common Shares to be sold or transferred as part of the Global Offer in accordance with such arrangements and facilities. To the extent the Loan Share Facility (as described in paragraph 2 above) is made available, any director or employee who does not for any reason sell or transfer all or any of the Common Shares he or she could have committed to transfer under the Loan Share Facility would be able to transfer those Common Shares (or the balance thereof) at any time after the date falling nine months after Admission.

Without prejudice to any rights or remedies available to the Company at law or otherwise in respect of any breach of the lock-up provisions in, or any other provision of, the Bye-laws, the Directors may not refuse to register any transfer of any Common Share which has been sold or transferred in breach of the lock-up provisions in the Bye-laws.

A more detailed summary of the relevant Bye-law provisions, including for example the Directors' power to waive the lock-up restrictions in respect of employee shareholders, is included in paragraph 3 of Part X – "Additional Information". Reference should be made to such summary and to the provisions of the Bye-laws themselves which will be available for inspection as set out in paragraph 23 of Part X – "Additional Information".

PART IV

RISK FACTORS

Prospective subscribers for and purchasers of the Common Shares should consider carefully the following risk factors in addition to the other information presented in this document. The risks and uncertainties described below are not the only ones facing the Group. Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair the Group's business operations. If any of the following risks actually occurs, the Group's business, financial condition or results of operations could be materially adversely affected. In that event, the value of the Common Shares could decline, and you might lose all or part of your investment.

Risks Relating to the Industry

Benfield does not control the premiums on which the Group's commissions are based, and volatility or declines in premiums may undermine profitability.

Most of the Group's turnover is derived from commissions and fees for reinsurance intermediary and consulting services in connection with the placement of reinsurance contracts. The Group does not determine the reinsurance premiums on which commissions are generally based. Historically, premium rates have been cyclical in nature and have varied based on the insurance and reinsurance markets and general economic conditions, which are outside the Group's control. The reinsurance industry in general experienced a period of declining premium rates during the period from 1994 to 2000, due to increasing underwriting capacity, consolidation of reinsurers and increased competition among reinsurers. Beginning in late 2000, increased claims activity, lower investment returns and other factors began to contribute to rising reinsurance premium rates. As a result of the losses arising from the events of 11 September 2001 and other factors, many reinsurers have reduced the amount of reinsurance they underwrite and have increased premium rates. At the same time, the rising premium rates have also attracted new capital, which may limit these rate increases. As a consequence, the Group cannot predict how long these higher premium rates will last.

When premium rates decline, the commissions and fees earned for placing certain reinsurance contracts and programmes also tend to decrease. However, the lower premiums or an increase in the supply of capacity may allow the Group to place a larger volume of reinsurance contracts to offset the lower rates. When premium rates rise, the Group may not be able to earn increased revenue from providing intermediary services because customers may purchase less reinsurance, there may be less reinsurance capacity available, or reinsurers may reduce the percentage-based commission rates that the Group receives for its services. It also has become increasingly common for customers, and particularly more significant customers, to seek to limit the Group's compensation by negotiating rebates on the commissions received from reinsurers. These rebates may be based on reduced percentages for commissions, pre-set maximum amounts or flat-fee arrangements. Any such limits on compensation may undermine profitability.

The business, results of operations, financial condition or liquidity may be materially adversely affected by errors and omissions claims.

The Group is subject to errors and omissions claims proceedings and associated legal costs brought against it by customers or third parties. Customers are more likely to bring errors and omissions claims when the level of claims activity is high and when they fail to make full recoveries in respect of their claims. If reinsurers with whom the Group has placed business for its customers become insolvent or otherwise fail to make claims payments, this may also result in a higher level of errors and omissions claims against the Group.

The Group assists its customers in placing reinsurance contracts and programmes and handling related claims, which could involve substantial amounts of money. If the Group's involvement results in an errors and omissions claim against the Group, claimants may seek large damage awards and defending these claims can involve potentially significant costs, including legal defence costs. Errors and omissions claims could, for example, arise as a result of the Group's employees or sub-agents failing:

- to place the correct reinsurance coverage required by a customer;
- to notify claims on behalf of customers within the terms of a reinsurance contract or programme;

- to pass on to reinsurers complete and accurate information relating to the risks being reinsured; or
- to correctly model or advise the Group's customers in relation to the extent and scope of reinsurance coverage that they require.

Moreover, there has been an increasing trend for the courts to widen the basis on which intermediaries can potentially be liable for errors and omissions claims. It is not always possible to prevent and detect errors and omissions and the precautions taken may not be effective in all cases to limit the risk of claims being brought against the Group.

While most of the errors and omissions claims made against the Group have, subject to the self-insured deductible, been covered by insurance, the Group's results of operations or financial condition may be adversely affected if in the future insurance coverage proves to be inadequate or unavailable. In addition, errors and omissions claims may harm the Group's reputation, result in a loss of key customers or divert management resources away from operating the business.

The availability, price and terms of the errors and omissions insurance that the Group can buy could impact on financial performance.

The Group buys errors and omissions insurance to cover its business operations. Errors and omissions insurance is bought to insure against claims, including the legal costs incurred in defending such claims, that are made against the Group by its customers or third parties for alleged negligence or misconduct in performing the intermediary services. Currently there is a lack of capacity provided by those insurers who are willing to write errors and omissions insurance for intermediaries. As a consequence of this lack of capacity, the Group, like other intermediaries, paid significantly more for the errors and omissions insurance in 2002 than it paid in previous years, and may need to continue to do so in future years. The Group also retained a significantly larger deductible under its current errors and omissions insurance, so a large error and omission claim, or a number of errors and omissions claims, against the Group could harm financial performance. In addition the Group buys errors and omissions cover up to a certain monetary limit of indemnity, which usually would be sufficient to pay for significant errors and omissions claims. However, it is possible that a single claim or combination of claims against the Group could exceed this limit and the Group would need to pay from its own resources all amounts which exceeded this limit. If the Group had a claim or a number of claims against it that significantly exceeded this limit, it could have a material impact on the financial condition or results of operations. Details of existing claims of this nature which may have a significant effect on the Group's financial position are set out in paragraph 20 of Part X of this document.

A portion of the revenue earned varies with the level of claims activity under the reinsurance contracts and programmes placed. During periods of low claims activity, revenue may be adversely impacted.

A portion of the revenue earned from reinsurance intermediary activities varies with the level of claims activity under some of the reinsurance contracts and programmes placed. In these circumstances, the Group may earn additional commissions or fees for its services in collecting claims or in respect of any additional premium due under the contract as a result of the claim.

The level of claims activity on reinsurance contracts placed is not within the Group's control. When the level of claims activity in the reinsurance market falls, the Group's revenue may suffer as a result.

Benfield is subject to insurance industry regulation worldwide. If it fails to comply with regulatory requirements, the Group may not be able to conduct business.

The manner in which business is conducted is subject to legal requirements and governmental, quasi-governmental and self-regulatory supervision in the various countries in which the Group operates. These requirements are generally designed to protect customers by establishing minimum standards of conduct and practice, particularly regarding the provision of advice and product information, as well as minimum financial requirements.

The Group's continuing ability to provide insurance and reinsurance intermediary services in the jurisdictions in which it currently operates depends on compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Any failure to comply with these regulations could lead to disciplinary action, including compensating customers for loss, the imposition of fines or the revocation of the authorisation to operate as well as damage to the Group's reputation. In addition, the insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions and changes in legislation or regulations and actions by regulators, including changes in administration and enforcement policies,

could from time to time require operational improvements or modifications, which may result in higher costs or hinder the Group's ability to operate its business.

More information on how Benfield's reinsurance intermediary activities in the United States, European Union and United Kingdom are regulated is provided in Part V – "Industry and Regulatory Review".

Competition in the industry is intense, and if Benfield is unable to compete effectively, it may lose market share and the business may be materially adversely affected.

The Group faces competition in all fields in which it operates, based on global capability, product breadth, innovation, quality of service and price. The Group competes, in particular, with the reinsurance intermediary businesses of Aon, Marsh & McLennan and Willis Group, three major global providers of insurance, reinsurance and risk management services, as well as with numerous specialist and local firms. Marsh & McLennan's and Aon's reinsurance intermediary operations are significantly larger than the Group's.

The Group's competitors who offer both insurance and reinsurance intermediary services have the ability to market their reinsurance intermediary services to potential customers from their primary insurance intermediary businesses. As an intermediary predominantly focused on reinsurance Benfield does not normally win reinsurance intermediary business in that way. If the Group is unable to compete effectively against these competitors, it will suffer lower revenue, reduced operating margins and loss of market share.

The Group also competes with reinsurance companies that sell reinsurance coverage directly to ceding companies without using an intermediary. The Group's customers are insurance and reinsurance companies, some of which have sophisticated expertise in risk management, and many of them are capable of assembling reinsurance packages directly without using an intermediary. The Group faces the risk that customers will decide to place their reinsurance coverage directly if they cease to perceive the Group's services as useful and cost-effective.

In addition, competitive pressures arise from the entry of new market participants offering risk management or related services, such as banks, accounting firms and consulting firms. If more insurance and reinsurance companies begin buying reinsurance without an intermediary because of this or other factors, the Group's operating results will be harmed.

If the amount of reinsurance the Group is able to place with reinsurers declines, revenue may decline.

The Group's revenue, which is comprised principally of commissions and fees from placing reinsurance and providing risk advisory services, depends in part on there being reinsurers to provide sufficient reinsurance capacity. Significant insured losses can lead to a reduction in the available reinsurance capacity. The reinsurance industry has become highly concentrated following an extended period of consolidation, which can also result in reduced overall capacity. In addition, if a reinsurer with whom the Group places customers' reinsurance business goes into liquidation or bankruptcy (or any similar procedure) or ceases to reinsure new risks, the Group may be unable to place all the risks that customers wish to reinsure, with the effect of reducing the Group's turnover. If the capacity of reinsurers to supply reinsurance continues to decline, or if one or more reinsurers becomes insolvent or ceases or refuses to provide reinsurance, the Group's revenue may decline.

The amounts of funds held in a fiduciary capacity for the Group's customers and reinsurers fluctuates, as do the investment returns realised on these amounts. As a result, the amount of interest earned on those amounts will change over time.

As an intermediary, funds are held in a fiduciary capacity for the accounts of third parties, typically as the result of premiums received from customers that are in transit to reinsurers and claims recoveries due to customers that are in transit from reinsurers. The Group earns interest income on the funds which it holds, which fluctuates on a daily basis, depending on the amounts held and the speed they are transmitted to third parties. If the interest rate earned on those funds declines, or if due to technological advances, best practices or other reasons the Group shortens the time those funds are held before they are paid out, the Group's interest income will decline. Interest income from funds held in a fiduciary capacity will also decline if direct payment of premiums and settlement of claims between reinsurers and customers becomes a more significant trend.

At 31 December 2002 the funds held in a fiduciary capacity totalled £228.6 million and as at 31 December 2001, totalled £204.7 million. For the twelve months ended 31 December 2002, the Group earned £6.9 million in interest on funds held in a fiduciary capacity, compared to £9.1 million for the year ended 31 December 2001 (see Notes 4 and 18 to the Accountants' Report on Benfield Group in Part VII).

The Group sometimes makes payments due to customers or reinsurers before having received the corresponding payments due from the other contracting party and thus it is exposed to the credit risk of third parties.

As a result of the settlement rules and procedures in the London Market, the Group sometimes makes payments due to reinsurers before having received the corresponding payments due from customers. When this happens, these payments may be made from the Group's own funds or from other funds held in a fiduciary capacity for third parties. These amounts are monitored internally every month.

In addition, as is common in the industry, the Group agrees as part of its relationship with a limited number of customers to advance to them the payment of some claims and or pay premiums on their behalf before the corresponding payments are made to the Group. These payments may be made out of the Group's own funds or from funds held in a fiduciary capacity for third parties.

The Directors believe that these are standard industry practices in the markets in which it makes payments of these types.

A reinsurer or customer may become insolvent or otherwise be unable to reimburse the Group for claims or premium payments that have been advanced. The risk that reinsurers or customers may be unable to make these payments increases when the level of claims activity is high.

If a reinsurer or customer is unable to make these payments, then the Group will be exposed to a loss on those amounts. To the extent that the Group has used fiduciary funds to advance the payment of claims or premiums, it will be required to cover the resulting shortfall in fiduciary funds with own funds.

Risks Relating to the Group's Business

The Group will need to continue to improve the financial results of the Blanch business, which was suffering losses at the time of the acquisition, and the Group may not be successful.

The Group completed the acquisition of Blanch, the most significant acquisition in its history, in May 2001. At the time of the acquisition, Blanch's business was in decline. Its share price had declined from a high of $71.44 in the third quarter of 1999 to $8.02 per share on the day preceding the announcement of the acquisition. The Group recognised at the time of the acquisition that it would need to take measures to turn the business around. Although the Group believes progress has been made in this regard, particularly in stabilising its employee and customer base and achieving operating synergies, operating results continue to be below those which the Group has achieved in the past. If the Group fails to improve further the results of the Blanch business, Benfield's financial performance will be adversely affected.

The Group is involved in a consolidated securities class action suit that was brought against Blanch prior to the acquisition of the company, in relation to which a provisional settlement has now been agreed. If this provisional settlement is not approved and subsequently the Blanch shareholder litigation results in an adverse judgment or alternative settlement that is not covered by the Group's insurance policies, the Group's results of operations or financial condition may be harmed.

A shareholder class action suit was brought on behalf of certain of the public shareholders in Blanch prior to its acquisition by the Group. The defendants in the suit are Blanch and certain of its directors and officers, including Mr Rodman Fox, who is now a Director of the Group. The complaint alleges that the defendants made false and misleading statements to the investing public and that during the relevant period of time certain of the individual defendants (not including Rodman Fox) profited from these statements by engaging in insider trading activities and that Blanch's stock traded at artificially inflated prices. The complaint seeks recovery on behalf of class members for resulting damages of approximately $180 million. A settlement of these proceedings for $20 million without any admission of liability by Blanch or the other defendants has been reached which has been provisionally approved by the court. The proposed settlement is subject to comment by class members and, thereafter, final court approval. Blanch carried directors' and officers' insurance for the relevant period, and the proposed settlement amount would be covered by this insurance. Although the settlement agreement is still subject to final court approval, the Directors consider it is likely that the dispute will be settled according to its terms and so a provision of $20 million (£12.5 million) is included in the 2002 balance sheet together with a corresponding amount recoverable from insurers, resulting in no net loss to the Group. If this provisional settlement is not approved such that the proceedings continue and subsequently the litigation results in an adverse judgement or alternative settlement which is not covered by the Group's insurance policies, the Group's results of operations or financial condition could be harmed.

The UK Inland Revenue is conducting a review of awards made by the Group to certain senior employees triggered by the merger with Greig Fester in 1997.

The merger with Greig Fester in 1997 triggered awards under its various employee incentive schemes. Awards to most employees were satisfied by way of cash and shares from employee benefit plans. However, in the case of some senior employees, the awards were made directly by and at the discretion of the trustees of the employee benefit trust into a funded unapproved retirement benefit scheme set up by Greig Fester for each individual. Based on professional advice at the time, no income tax or United Kingdom National Insurance contributions were made on behalf of the employees in respect of these awards by the trustees into their scheme. The United Kingdom Inland Revenue has been reviewing the documentation and implementation of this arrangement. To date, no claim or threat of a claim has been made against any member of the Group in relation to this arrangement. The maximum exposure to the Group in connection with this matter could be up to £20 million. However, having taken professional advice, the Directors do not consider that a material liability will fall on any member of the Group in connection with this matter and accordingly no provision has been made in the accounts. However, in the event of an unfavourable determination by the Inland Revenue, this matter could result in a significant adverse effect on the Group's financial position.

A former customer of Blanch, Superior National Insurance Company, is involved in arbitration proceedings which may result in the Group being pursued for return of reinsurance brokerage previously received, or for damages in connection with an errors and omissions claim against it.

A former client of Blanch, Superior National Insurance Company ("Superior National"), is involved in arbitration proceedings relating to workers' compensation reinsurance coverage that Blanch placed on its behalf with Web Management LLC, which wrote this reinsurance on behalf of United States Life Insurance Co. of the City of New York ("US Life"). In late 1999, US Life commenced arbitration proceedings against Superior National, pursuant to which, Blanch is advised, US Life alleges, among other things, that this reinsurance programme should be rescinded for alleged nondisclosure of material information. In March 2000, Superior National was put into conservatorship by the California Department of Insurance, which continues to defend the arbitration proceedings commenced by US Life against Superior National. In addition, the Company is aware that various other arbitrations and lawsuits are pending relating to reinsurance business ceded by Superior National, which involved reinsurance placements for which Blanch acted as reinsurance intermediary. No member of the Group is party to any of these lawsuits or arbitrations, nor, to date, has any claim or threat of a claim been made against any member of the Group relating to its involvement in the placement of these reinsurance protections on behalf of Superior National. The Group continues to co-operate with Superior National in relation to these proceedings. However, it is possible that in the event US Life or other reinsurers are successful in their arbitration proceedings, and as a result are entitled to rescind Superior National's reinsurance programme, the Group could be pursued for return of the reinsurance brokerage previously received and recognised for the placement of this programme, which could be in the region of $16 million or, in addition, for damages in connection with an errors and omissions claim against it. If all previously recognised and received brokerage for this programme were required to be returned, or if the Group were held liable for damages for an errors and omissions claim and the Group's insurance coverage proves to be inadequate or unavailable, it could have a material adverse effect on the Group's financial position.

Lloyd's of London is involved in arbitration proceedings which may result in Lloyd's pursuing a claim against the Company for an insurance shortfall.

In April 2003, Lloyd's of London commenced arbitration proceedings in the UK against the insurers of its Central Fund in respect of outstanding amounts due under an insurance policy. This insurance policy was placed by Benfield's UK subsidiary, Benfield Limited, together with another broker, and covered Lloyd's claims up to a total of £500 million. Neither Benfield Limited nor any other member of the Group is a party to these proceedings nor has any actual claim been made or threatened against any Group company. However, in the event that Lloyd's loses its arbitration proceedings and in a manner which demonstrates that Benfield Limited was at fault, Lloyd's could pursue a claim against it for its insurance shortfall. The Directors do not currently believe that the Group will suffer a material liability in relation to this matter. However, in the event that the Group were ultimately held liable for any insurance shortfall suffered by Lloyd's, the Group's business could be financially and reputationally harmed.

The SEC is conducting an informal investigation in relation to the operations of Blanch.

In January 2003, Benfield's US subsidiary, Benfield Holdings Inc. (previously Blanch), received a request for voluntary production of documents and information from the Chicago office of the United States Securities and Exchange Commission. As a result of that request, Benfield understands that the Commission is conducting an

informal investigation into the circumstances surrounding (i) the public disclosure in March 2000 by Blanch of its anticipated financial results for the first quarter of 2000; (ii) transactions in the securities of Blanch by certain persons, including certain Blanch insiders, prior to that announcement; (iii) the inclusion of a US$7.5 million fee in Blanch's revenues for the second quarter of 2000 and the reversal of that entry in the third quarter of 2000; and (iv) Blanch's revenue recognition accounting for transactions with certain reinsurance counterparties in 1998, 1999, 2000 and 2001. Benfield has voluntarily responded to the Commission's requests, and intends to continue to co-operate with the Commission. Having taken legal advice, the Directors do not currently believe that the result of this investigation is likely to have a material adverse impact on Benfield's financial position and results of operations.

The investigation of the Securities and Exchange Commission could result in enforcement proceedings against Blanch and ultimately the Group's business could be financially and reputationally harmed.

The loss of any member of senior management or a significant number of brokers or failure to attract and retain key personnel could adversely affect the Group's financial plans, growth, marketing and other objectives, and could result in a reduction in the Group's customer base.

The loss of or failure to attract key personnel could significantly impede the Group's financial plans, growth, marketing and other objectives, and could result in a reduction in Benfield's customer base. The Group's success depends to a substantial extent not only on the ability and experience of senior management, but also on the individual brokers and teams that service customers and maintain customer relationships.

Competition for the services of leading individual brokers and teams is intense and the Group has lost individuals and teams to competitors in the past. The Directors believe that the Group's level of broker retention is good. Competitors for personnel include other intermediaries, insurers and reinsurers. The Group's future success depends in large part on the ability to attract and retain highly skilled and qualified personnel, particularly experienced and productive reinsurance brokers, and to expand, train and manage the employee base. In addition, if the Group is unable to retain individual brokers who have important customer relationships, those customers may be lost if these brokers subsequently join another reinsurance intermediary or a reinsurer.

If the Group is unable to continue to attract and retain qualified personnel, including individual brokers who have important customer relationships, the business will suffer.

If one or more of the Group's key customers significantly reduces the amount of business they place through Benfield, or stops doing business with the Group altogether, revenue and operating results could be adversely affected.

Both the International and US divisions are dependent on relationships with key customers. For the year ended 31 December 2002, the top ten customers on a global basis collectively accounted for 28.5 per cent of turnover and the largest customer accounted for 6.6 per cent of turnover. Although the Group has long-standing relationships with many of its key customers, it generally does not have long-term agreements with them securing their business. Most of the reinsurance arranged for the Group's customers and on which the Group earns a commission or fee income is subject to renewal on a yearly basis, and the Group is exposed to potential loss of some or all of existing customers' business at the time of each renewal. If any of the top customers significantly reduces the amount of reinsurance they place through the Group or stops doing business with the Group altogether, either as a result of a decline in that customer's business or otherwise, the revenue and operating results could be adversely affected.

Benfield is exposed to exchange rate fluctuations, predominantly between the US dollar and pounds sterling, which may affect earnings.

The Group operates in a number of countries and therefore the results of its operations are subject to both currency transaction and translation risk.

The principal currency transaction risk arises from the mismatch of pounds sterling and US dollar cash flows in the Group's UK based operations. The UK operations incur expenses almost entirely in pounds sterling but generate revenue in a number of currencies, predominantly US dollars. These transactional currency exposures are managed by converting sufficient cash flows arising in currencies other than pounds sterling, being mainly US dollars, into pounds sterling, including through the use of spot or forward exchange contracts, to satisfy sterling denominated cash flows.

Translation risk arises because the records of foreign subsidiaries are maintained in currencies other than the Group's reporting currency. Accordingly, on consolidation, movements in foreign currency exchange rates predominantly between the US dollar and pounds sterling can affect the Group's reported results.

The risk of currency transaction and currency translation exposure could have a material adverse effect on the financial condition, cash flow and results of operations in the future. Fluctuations in pound sterling against foreign currencies, particularly the US dollar, may make period-to-period comparisons of financial performance difficult.

Benfield's significant global operations expose the Group to various risks that could impact the business.

For the year ended 31 December 2002, 47 per cent of turnover was derived from customers located in North America, 27 per cent from customers located in the United Kingdom, 14 per cent from customers located in Continental Europe and 12 per cent from other countries. The Group currently has offices in 23 countries, and customers located in more than 90 countries, and may seek to expand into more foreign markets in the future. Accordingly, the Group is subject to legal, economic and market risks associated with operating in other countries, including:

- impositions or increases of withholding and other taxes on remittances and other payments by subsidiaries;
- the requirement of complying with a wide variety of laws and regulations;
- limitations on conversion of other currencies into pounds sterling or remittance of dividends and other payments by foreign subsidiaries;
- devaluations and fluctuations in currency exchange rates;
- longer payment cycles;
- impositions or increases of restrictions on foreign investments and restrictions on foreign trade by some governments; and
- hyperinflation or deflation in foreign countries.

In addition, employees operate from a number of locations around the world, often away from the direct supervision of senior management. Whilst the Group takes reasonable precautions to ensure that employees comply with operating standards and local regulations, the complexity of the services provided and of the regulations governing the Group means that it is possible that an employee could subject the Group to unforeseen liability.

The Group's investments in other companies, many of which are illiquid, may decline in value. The Group may also be required to provide additional funding to support these investments in the future, which would reduce available cash flows.

The Group has made investments in a number of new or developing businesses which it believes will complement the core reinsurance intermediary operations and enhance the profile or market position of the Group as a whole. Income from these investments, if any, may be volatile, and the Group may be required to make additional cash investments in the future to fund their operating expenses. As at 31 December 2002, the Group had obligations to provide to the businesses in which it has invested £1.5 million in funding in future periods.

Some of the investments are subject to contractual and other restrictions on transfer and the Group may not be able to dispose of them at attractive prices, in a timely manner, or both. In addition, if the market value of any of these investments further declines, the Group may be forced to write-down the recorded value of the investment, which could impair the Group's financial condition and results of operations.

The Group cannot assure prospective subscribers for, or purchasers of, Common Shares that it will realise an adequate return, if any, on investments in these businesses. For more information regarding the Group's investments, see Part X – "Additional Information".

The terms of the new credit facilities which become available to the Group on Admission impose restrictions on operations, and may restrict growth, place the Group at a competitive disadvantage and adversely affect the ability to conduct business.

The terms of the new credit facilities (which are to be available to the Group on Admission) contain numerous operating and financial covenants. These covenants will limit the Group's ability, among other things, to:

- make acquisitions and disposals;
- pursue new business opportunities;

- make investments;
- pay dividends and make capital expenditures; and
- borrow more money for operations or capital in the future.

These restrictions may reduce the Group's flexibility to respond to changing business and economic conditions, including increased competition in the reinsurance intermediary industry, and may prevent the Group from expanding the business.

Benfield Group Limited is dependent on distributions from subsidiaries to generate funds to meet its obligations, repay its debt and pay dividends.

Benfield Group Limited is a holding company and has no operations of its own. As a result, it is dependent on distributions from its subsidiaries to generate funds necessary to meet its obligations and to pay dividends. In general, claims of a subsidiary's creditors will have priority with respect to the assets and earnings of that subsidiary over the claims of its parent company as a shareholder. As a result, any claims made by Benfield Group Limited as a shareholder of its subsidiaries will be effectively subordinated to claims of the subsidiaries' creditors. In addition, if Benfield Group Limited cannot obtain sufficient cash flows from its subsidiaries, it will not be able to fund its obligations or pay dividends.

It may be difficult to expand the business through acquisitions should the Group decide it is in its interest to do so.

The Group believes that there remain few companies which are primarily focused on reinsurance intermediary and risk advisory services that could be acquired in order to expand the business significantly, or which would otherwise be suitable acquisition candidates.

Even if prospects for acquisition were to be identified, it may be difficult to complete any transaction. The Group has generally faced competition for acquisitions, and in the future this could limit the ability to grow by this method or could raise the prices of acquisitions and make them less attractive. In addition, restrictive covenants in the new credit facilities (to be available to the Group on Admission), including a covenant that requires bank approval for any acquisitions over £25 million on an individual basis, or over £50 million in the aggregate in any financial year, may limit the Group's ability to complete desirable acquisitions. If the Group is unable to secure the necessary financing, it may be unable to grow through acquisition. In addition, antitrust or similar laws may impede or prevent additional acquisitions if regulators in countries where the Group and potential acquisition targets operate believe that a proposed transaction would have an adverse effect on competition in the relevant market.

Risks Relating to Common Shares

Because a relatively small group of shareholders, including Directors and officers, holds a majority of Common Shares, other shareholders will be able to exercise less influence over the business.

After this offering, the Group's Directors, officers and employees, taken as a group, will beneficially own approximately 60.0 per cent of the issued Common Shares, or 57.7 per cent of Common Shares if the Over-allotment Option is exercised in full.

Because these shareholders hold a majority of shares and could agree to act together, investors may not be able to exercise as much influence over the business as they otherwise might. These shareholders would have sufficient voting power to prevent a change of control of the Company and prevent amendments to its constitution.

The Company's share price may fluctuate substantially or decline, which could cause investors to lose a significant part of their investment.

Prior to the Global Offer, there has been no public market for the Common Shares. Although the Company has applied to have the Common Shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange and it is expected that these applications will be approved, Benfield cannot give any assurances that an active trading market will develop for the Common Shares or how the Common Shares will trade in the future. Even if an active market develops, the market price for the Common Shares may fall below the Offer Price. The Offer Price was determined by negotiations between the representatives for the underwriters and the Group. As a result of fluctuations in the market price of the Common Shares, investors may not be able to sell their shares at or above the Offer Price, or at all.

The market price of the Common Shares may fluctuate substantially due to a number of factors, including the relatively small percentage of Common Shares available publicly, fluctuations in the price of the stock of the small number of publicly traded companies in the reinsurance intermediary sector or related businesses, events in the reinsurance industry, additions or departures of key personnel and announcements of legal proceedings or regulatory matters, as well as the general volatility in the stock market. The market price of Common Shares could also fluctuate substantially if the Group is unable to sustain its operating results or fails to meet or exceed securities analysts' expectations of financial results, or if there is a change in financial estimates or securities analysts' recommendations. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies, and that has often been unrelated to the operating performance of these companies. A number of other factors, many of which are beyond the Group's control, could also cause the market price of Common Shares to fluctuate substantially.

Future sales, or the possibility of future sales, of a substantial amount of Common Shares may depress the price of the Company's shares.

The Directors will have a beneficial interest in approximately 22.9 per cent and the Group's Directors and executive officers together with other employees as a group will have a beneficial interest of 60.0 per cent of the issued common share capital of the Company following the Global Offer, assuming no exercise of the Over-allotment Option.

Benfield cannot predict whether substantial numbers of Common Shares in addition to those which will be available in the Global Offer will be sold in the open market following the expiry of the "lock-up" arrangements described in paragraph 8 of Part III – "Global Offer". In particular, there can be no assurance that after the expiration of these arrangements, the relevant shareholders will not reduce their holdings of Common Shares. Furthermore, the Group cannot predict what effect, if any, market sales of shares held by any shareholders or the availability of these shares for future sale will have on the market price of Common Shares. It is possible that sales of a substantial number of Common Shares into the public market after the Global Offer, or the perception that such sales could occur, could materially and adversely affect the share price. It is also possible that these factors could impede the Company's ability to raise capital through the issue of equity securities in the future.

As a Bermuda incorporated company, the Company is subject to the consent of the Bermuda Monetary Authority over the free transferability of its Common Shares.

If, at any time following Admission, the Bermuda Monetary Authority withdraws its consent to the free transferability of the Company's Common Shares, then the listing and trading of the Company's Common Shares on the London Stock Exchange will be suspended with immediate effect.

That suspension will remain in force until the Bermuda Monetary Authority reinstates its consent to the free transferability of the Company's Common Shares.

The City Code on Takeovers and Mergers will not apply to the Group and therefore shareholders may not receive the protections provided by the City Code in the event of an offer for the Group.

It is currently understood that the City Code on Takeovers and Mergers will not apply to the Company and therefore, a takeover of the Group will be unregulated by the UK takeover authorities. The Bye-laws contain certain takeover protections, although these will not provide the full protections afforded by the City Code. The relevant provisions of the Bye-laws are summarised in paragraph 3 of Part X – "Additional Information".

US and other non-UK holders of Common Shares may not be able to exercise pre-emption rights.

Holders of Common Shares will have certain pre-emption rights under the Bye-laws in respect of certain issues of shares by the Company unless those rights are disapplied by a special resolution of the shareholders at a general meeting. Securities laws of certain jurisdictions may restrict the Group's ability to allow participation by shareholders in such jurisdictions in any future issue of shares carried out on a pre-emptive basis.

In particular, US holders of Common Shares may not be able to exercise their pre-emption rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available thereunder. The Group intends to evaluate at the time of any rights issue the cost and potential liabilities associated with any such registration statement, as well as the indirect benefits to the Group of enabling the exercise by US holders of their pre-emption rights to Common Shares and any other factors considered appropriate at the time, and then to make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed so as to enable the exercise of such holders' pre-emption rights.

PART V

INDUSTRY AND REGULATORY OVERVIEW

1. INDUSTRY OVERVIEW

a) Reinsurance and Reinsurance Intermediaries

Reinsurance is a contract of insurance whereby a reinsurer agrees to underwrite some or all of the risks that an insurer has assumed under one or more contracts, in return for a premium. The insurer who purchases reinsurance is referred to as the "ceding company." The reinsurer may itself cede some or all of the risks it has underwritten, which is known as "retrocession". Reinsurance is bought, among other reasons, to enable a ceding company to manage its exposures to an insured risk or risks, to protect underwriting results from catastrophic events and to maintain acceptable financial ratios. Reinsurance may also provide a ceding company with additional underwriting capacity by permitting it to accept larger and more risks than would otherwise be possible without an increase in capital. The purchase of reinsurance by a ceding company does not discharge it from its primary liability to pay losses relating to the risks it has underwritten.

(i) Types of Reinsurance

Reinsurance can take varied forms and structures. Part of the role of an intermediary is to advise a customer as to the most appropriate reinsurance product to buy to protect the risks that a customer proposes to cede. Reinsurance can be either facultative or non-facultative, with the latter being more commonly referred to as treaty reinsurance. Facultative reinsurance is used to reinsure specific defined risks under a single contract. It is often used for unusual, special or very large risks. Treaty reinsurance is where a reinsurer agrees to reinsure a risk or risks which fall within pre-determined parameters agreed with the ceding company.

Reinsurance is also broadly categorised as proportional or non-proportional. Proportional reinsurance, also known as pro rata reinsurance, refers to the situation where the reinsurer underwrites a specified proportion of the risk or risks of the ceding company. Non-proportional reinsurance is where a reinsurer agrees to accept losses resulting from a risk or risks above a certain level, subject to a negotiated contractual limit, both of which are typically monetary amounts. Excess of loss reinsurance, the most common form of non-proportional reinsurance, occurs when the reinsurer indemnifies the ceding company against all or a specified portion of losses in excess of a specified amount or percentage.

In the reinsurance markets in which Benfield operates, the most common type of business ceded through reinsurance is derived from property and casualty risks, particularly property catastrophe risks. Property catastrophe reinsurance contracts are typically "all risk" in nature, providing protection against insured losses from earthquakes and hurricanes, as well as other natural and man-made catastrophes such as floods, tornadoes, fires and storms. The predominant exposures covered are insured losses arising from property damage and business interruption. Casualty reinsurance indemnifies a ceding company for losses caused by injuries to third parties, including the legal liabilities that may result from such injuries. These include professional liability, workers' compensation and specialised casualty exposures typically underwritten by excess and surplus lines insurers or reinsurers.

(ii) Reinsurance Intermediaries

Reinsurance can be placed on behalf of a ceding company with reinsurers through a reinsurance intermediary or placed directly by a ceding company with reinsurers. Reinsurance intermediaries primarily act on behalf of a ceding company in placing a reinsurance contract or reinsurance programme. Typically this will be placed with more than one reinsurer, although it could be placed with a single reinsurer. A reinsurance intermediary will assist a customer in structuring and arranging a reinsurance programme based on an analysis of the customer's risk portfolios, exposures and particular reinsurance needs, and by applying its knowledge of the forms and structure of reinsurance and the reinsurance market. Reinsurance intermediaries also use their experience and knowledge of the market for reinsurance to negotiate reinsurance contracts on behalf of a customer at rates of premium and on terms of coverage that are acceptable.

To place a reinsurance programme, an intermediary will typically prepare and submit on behalf of its customers a reinsurance proposal to potential lead reinsurers. During this process, the intermediary will advise the customer as to the availability and cost of the desired reinsurance.

A customer will generally pay the reinsurance premium to the intermediary, which will in turn remit the premium, minus its intermediary commission or fee, to the reinsurer. The intermediary typically processes claims under the contract and collects payment from the reinsurers on behalf of the customer, for onward transmission to the customer. A reinsurance intermediary generally is not exposed to any underwriting risk on the reinsurance contracts it places.

In addition to placing reinsurance programmes, intermediaries also often offer risk advisory services, such as risk and financial modelling, to their customers, both in conjunction with placements and on a stand-alone basis.

2. REGULATORY ENVIRONMENT

The Group's insurance and reinsurance intermediary business is subject to varying amounts of regulation in each of the jurisdictions in which the Group operates. A number of these jurisdictions require Benfield to be licensed to conduct some of its operations. The Group is currently licensed, or is in the process of becoming licensed, in all jurisdictions where Benfield is required to be licensed as an insurance or reinsurance intermediary. Regulatory requirements are generally designed to protect the Group's customers by establishing minimum standards of conduct and practice, particularly regarding the provision of advice and product information, as well as minimum financial requirements.

In the United Kingdom, a number of the Group's legal entities are subject to regulatory or self-regulatory supervision. For example, Benfield Group Limited's insurance and reinsurance intermediary activities in the UK are subject to the rules of the General Insurance Standards Council. In addition, some of the Group's subsidiaries, including Benfield Limited, are Lloyd's accredited brokers and must comply with Lloyd's accreditation requirements in order to transact business at Lloyd's. Furthermore, some of the Group's subsidiaries are regulated by the Financial Services Authority.

The General Insurance Standards Council and the Financial Services Authority generally conduct their regulatory supervisory functions through the establishment of required levels of net worth and other financial criteria. They also require the submission of reports and have investigative and disciplinary powers. Monitoring visits are carried out to assess the Group's compliance with regulatory requirements. Failure to satisfy the regulators can result in disciplinary action, fines, damage to the Group's reputation and financial harm. The General Insurance Standards Council and Financial Services Authority requirements also prescribe the methods by which insurance or reinsurance intermediaries and those who conduct investment business respectively will conduct business. The General Insurance Standards Council rules in particular require that Benfield Limited maintains its fiduciary funds in insurance bank accounts with approved banks, segregated from Benfield Limited's own funds.

The Treasury announced in December 2001 that, as part of the strategy to implement the European Insurance Mediation Directive, the Financial Services Authority will take over the statutory regulation of the activities of general insurance and reinsurance intermediaries in the United Kingdom from 14 January 2005. At the current time, the Group cannot predict the extent to which the Financial Services Authority will impose additional regulatory requirements on its insurance and reinsurance intermediary activities and, if so, what these will be. However, the Group expects that the Financial Services Authority will take a rigorous and proactive approach to its supervisory duties. These requirements could restrict the manner in which Benfield Limited conducts its insurance and reinsurance intermediary business or increase the Group's regulatory compliance costs. The Financial Services Authority is currently consulting on its proposals and Benfield Limited is taking an active role in the consultation process. An internal working party has been established to prepare Benfield Limited for authorisation under the Financial Services Authority.

In addition, given that the framework for supervision of the insurance industry in the United Kingdom is largely formed by European Union directives (which are implemented by member states through national legislation), changes at the EU level may affect the regulatory scheme under which the Group operates.

The Group's activities in connection with insurance and reinsurance intermediary services within the United States are subject to regulation and supervision by state authorities. Although the scope of regulation and form of supervision may vary from jurisdiction to jurisdiction, insurance laws in the United States are often complex and generally grant broad discretion to supervisory authorities to adopt regulations and supervise regulated activities. That supervision generally includes the licensing of insurance and reinsurance intermediaries and agents and the regulation of the handling and investment of customer funds held in a fiduciary capacity.

The Group's continuing ability to provide insurance and reinsurance intermediary services in the states in which it currently operates is dependent upon the Group's compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

In addition, insurance regulation in the United States, including the regulation of intermediaries, has been subject to increased scrutiny by the National Association of Insurance Commissioners ("NAIC") and legislative and regulatory bodies. In 1990, the NAIC developed the Reinsurance Intermediary Model Act, which has been enacted by most states.

Reinsurance intermediary licensing statutes are generally based upon the NAIC Model Act which requires, among other things, a written contract between the ceding company and the reinsurance intermediary which is terminable at will by the ceding company. Reinsurance intermediaries are also subject to regulation governing their handling of fiduciary funds. The NAIC and state insurance regulators have been re-examining existing laws and regulations, with an emphasis on insurance company investment and solvency issues. From time to time members of Congress have raised the possibility of federal regulation that could result in the federal government assuming some role in the monitoring of the insurance industry.

The Group's subsidiary Benfield Advisory Inc. is a broker-dealer registered with the SEC and securities regulatory commissions in some states, and is also member of the National Association of Securities Dealers. As such, Benfield Advisory Inc. is subject to extensive regulation under federal and state securities laws, including regulation by the NASD, which conducts periodic examinations of member broker-dealers.

All companies carrying on similar activities in these jurisdictions are subject to these regulations, and the Group does not consider that these controls adversely affect its competitive position.

PART VI

OPERATING AND FINANCIAL REVIEW

Prospective subscribers for, and purchasers of, the Common Shares should read the following discussion describing the Group's financial condition and results of operations together with the rest of this document, including the "Accountants' Report on Benfield Group" in Part VII and "Accountants' Report on E.W. Blanch Group" in Part VIII. The financial information contained in this Part VI has been extracted without material adjustment from the "Accountants' Reports" in Part VII and VIII. The financial statements have been prepared in accordance with UK GAAP, which differs from US GAAP, see Part XIII: "Summary of Significant Differences between UK GAAP and US GAAP and Information on International Financial Reporting Standards". This section includes "forward-looking statements" which are subject to risks, uncertainties and other factors which could cause the Group's actual results to differ materially from those expressed or implied by such forward-looking statements.

1. OVERVIEW

Benfield provides a broad range of reinsurance intermediary, risk advisory and related services to customers worldwide, including the structuring, arranging and placing of reinsurance programmes typically for insurance or reinsurance companies. The Group does not underwrite risks for its own account.

The Group manages its core reinsurance intermediary business on the basis of two geographical operating divisions – International and the US. Benfield's International division encompasses the Group's reinsurance intermediary business outside the US. The International division is well established and geographically diversified, with each region and market having its own characteristics. The US division competes for business in the largest market for reinsurance in the world where the Group remains relatively under-represented in this market in comparison to its peers.

In addition to its core reinsurance intermediary operations, the Group also has a portfolio of investments, the majority of which are in businesses connected to the insurance industry. These investments, together with certain central costs, are accounted for in the Group's Corporate division.

Acquisitions

The Group's strategy has been to focus on the growth of its core reinsurance intermediary and risk advisory business, including the acquisition and integration of businesses and teams to expand its global presence and market reach. During the three years ended 31 December 2002 the Group's most significant acquisition was that of Blanch on 31 May 2001 for an aggregate purchase price, including acquisition costs, of approximately US$188.1 million in cash, plus existing Blanch debt of US$57.8 million. The acquisition was financed with borrowings under a syndicated loan facility. The financial statements of Blanch for the year and five months ended 31 May 2001 have been included in Part VIII "Accountants' Report on E.W. Blanch Group".

This acquisition substantially increased the Group's US market presence and capability, increasing the number of the Group's employees in the US by approximately 500 people. About two-thirds of the Blanch business was in the US, it also had a presence in the UK and in a number of other countries. The acquisition therefore also increased the size of the Group's International division in 2001.

A summary of financial data for the Group, including trading results for the years ended 31 December 2000, 2001 and 2002, is provided below:

	Year ended 31 December		
	2000 £'000	**2001 £'000**	**2002 £'000**
Operating revenue[1]			
International	107,678	143,895	171,002
United States	26,686	74,170	118,227
Corporate	3,850	7,439	2,223
Total operating revenue	**138,214**	**225,504**	**291,452**
Trading result[2]	**48,117**	**62,817**	**68,777**
Trading margin[3]	**34.8%**	**27.9%**	**23.6%**
Profit/(loss) for the financial year	**22,014**	**(34,590)**	**2,033**

(1) *Operating revenue comprises turnover from operations and interest income, which predominantly arises from fiduciary funds held.*

(2) *Trading result comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items.*

(3) *Trading margin represents trading result as a percentage of operating revenue.*

Operating revenue increased from £138.2 million for the year ended 31 December 2000 to £291.5 million for the year ended 31 December 2002 due principally to the Group's acquisition of Blanch on 31 May 2001 but also reflecting growth from the Group's existing reinsurance intermediary businesses. Trading result has increased from £48.1 million in 2000 to £62.8 million in 2001 and £68.8 million in 2002 primarily due to the acquisition of Blanch, which was included for seven months in 2001 and the full year 2002. This growth reflects the additional trading result from the acquired Blanch business, together with organic growth. Trading margin has declined from 34.8 per cent in 2000, to 27.9 per cent in 2001 and 23.6 per cent in 2002. This was predominantly due to the acquisition of Blanch, which was in decline at the time of acquisition and generated lower margins than the rest of Benfield.

The Group's profit (loss) for the financial year was £22.0 million in 2000, £(34.6) million in 2001 and £2.0 million in 2002 and has been affected by the acquisition of Blanch and a number of operating exceptional charges including those relating to the acquisition. Operating exceptional charges totalled £7.6 million, £38.0 million and £18.8 million for the years ended 31 December 2000, 2001 and 2002, respectively.

A summary of financial data for Blanch, including trading result, prior to its acquisition by Benfield, is provided below. This financial information is prepared in accordance with UK GAAP for the year ended 31 December 2000 and five months ended 31 May 2001:

	Year ended 31 December	Five months ended 31 May
	2000 £'000[4]	2001 £'000[4]
Operating revenue[1]		
United States	84,728	33,973
International	46,741	17,278
Total operating revenue	**131,469**	**51,251**
Trading result[2]	9,572	1,636
Trading margin[3]	7.3%	3.2%
Loss for the financial period	**(8,848)**	**(32,758)**

(1) *Operating revenue comprises turnover from operations and interest income, which predominantly arises from fiduciary funds held.*

(2) *Trading result comprises the Group's operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items.*

(3) *Trading margin represents trading result as a percentage of operating revenue.*

(4) *These results have been translated using average exchange rates of 1.5550 and 1.4476 US dollars per pound sterling for the year ended 31 December 2000 and period ended 31 May 2001, respectively.*

In the period prior to acquisition, Blanch's business had trading margins of 7.3 per cent in 2000 and 3.2 per cent for the five months ended 31 May 2001. Benfield's primary focus after acquisition has been on stabilising and recovering the revenue stream and retaining key employees while achieving operating synergies. The Group is now focused on further improving margins.

Operating revenue

The Group's principal source of operating revenue is commissions and fees associated with structuring and placing reinsurance contracts and programmes, including the provision of risk advisory and related services. In addition, the Group earns interest income, predominantly on amounts held as fiduciary funds as part of this activity, and generates other sundry revenue within the Corporate Investment Group. The Group's revenues are primarily affected by both the volume of business from new and existing customers and movements in premium rates.

A substantial portion of the Group's revenue is derived from commissions and fees earned for structuring and placing property and casualty excess of loss treaty reinsurance, in particular catastrophe covers. Placing this type of business typically involves structuring reinsurance for large, complex risks that tend to generate higher margins than placing other types of reinsurance. The majority of the Group's revenue arises from the structuring and placement of reinsurance programmes which customers renew annually. The Group also derives some revenue from structuring, advising on and placing transactions that do not relate to renewable reinsurance programmes.

Revenue from commissions and fees on placing reinsurance policies is earned at the later of the billing date or the inception date of the related insurance policies. Most reinsurance is placed or renewed on a seasonal basis, with the

main inception dates, in decreasing order of importance, being in January, July, April and October. Billing dates generally fall due throughout the period of the policy and as a result the Group records revenue from commissions on these policies in instalments throughout the year.

A significant part of the Group's operating revenue has historically been commissions calculated as a fixed percentage of the premiums for the reinsurance placed on behalf of its customers. This basis of remuneration has become a smaller portion of the Group's overall revenue, as customers have increasingly moved towards adjusting this fixed percentage through reduced commission percentages, negotiated arrangements, maximum amounts, rebates or flat-fee arrangements. In addition, the Group is providing more fee-generating risk management consulting and other services which, although a relatively small part of total revenue, are growing.

Historically, premium rates have been cyclical in nature and have varied based on market conditions. From 1994 to late 2000, reinsurance premium rates on the types of business the Group placed were generally in decline; at the same time, reinsurance capacity increased and reinsurers were generally prepared to offer broader terms of reinsurance coverage. Beginning in late 2000, increased claims activity, lower investment returns and other factors began to contribute to rising reinsurance premium rates and the imposition of more restricted terms of reinsurance coverage. The events of 11 September 2001 further accelerated those trends. However, the rising premium rates have also attracted new capital. The three year period to 31 December 2002 has seen significant increases in premium rates in most of the segments in which the Group operates. Although there is some benefit to the Group's revenue from increases in premium rates, there are other factors which offset the positive premium pricing impact; in particular, a tendency for lower volumes of reinsurance cover to be bought by the Group's customers, lower average commissions rates due in part to higher rebate levels and a smaller portion of revenue based on a fixed percentage of premium, as discussed above.

As a reinsurance intermediary, the Group earns interest on funds held in a fiduciary capacity for the accounts of third parties. These funds typically consist of premiums the Group receives from customers that are in transit to reinsurers and claims due to customers that are in transit from reinsurers. The Group does not seek to maximise the interest income earned on these funds as its primary aim is to transmit funds as quickly as practicable, since the Directors believe this policy is in the best interests of the Group's customers. The Group generally invests these funds only in short-term deposits and short-term securities of government or governmental agencies, according to guidelines that comply with regulations adopted in many of the jurisdictions in which the Group operates.

Expenses

The Group's expenses relate primarily to staff costs, travel and entertainment, premises, insurance, legal and professional fees and information technology. In addition, the Group incurs depreciation and amortisation charges, the amortisation expense being primarily in relation to the various acquisitions to build the US business. Expenses have increased substantially as the business has grown over the period. Staff costs are the largest operating expense of the Group making up in excess of 50 per cent of operating expenses. The remuneration of the Group's employees includes bonus awards which make up a significant amount of staff remuneration and are variable depending upon the Group's performance. It is intended that bonus awards will make up approximately 25 per cent of the Group's annual trading result. Insurance expenses predominantly relate to errors and omissions insurance which is affected by premium rates. The potential aggregate cost of defending and settling errors and omissions claims which fall below the level of the insurance cover is incorporated within legal and professional fees. These costs are affected by the level of this insurance deductible which can vary significantly depending on market conditions and the incidence of claims. The Group has also incurred a number of exceptional charges including costs relating to the restructuring and integration of Blanch, litigation costs and professional fees. These are discussed in more detail below.

Foreign currency

The Group is exposed to both currency transaction and translation risk. The principal currency transaction risk arises from the mismatch of pounds sterling and US dollar cash flows in the Group's UK based operations. The UK operations incur expenses almost entirely in pounds sterling but generate revenue in a number of currencies, predominantly US dollars. These transactional currency exposures are managed by converting sufficient cash flows arising in currencies other than pounds sterling, being mainly US dollars, into pounds sterling, including through the use of forward exchange contracts, to satisfy sterling denominated cash flows. Translation risk arises because the records of foreign subsidiaries are maintained in currencies other than pounds sterling, the Group's reporting currency. Accordingly, on consolidation, movements in foreign currency exchange rates, predominantly between the US dollar and pound sterling, can affect the Group's reported results.

2. RESULTS OF OPERATIONS

The following tables summarise the Group's results of operations for the years ended 31 December 2000, 2001 and 2002:

	Year ended 31 December		
	2000 **£'000**	**2001** **£'000**	**2002** **£'000**
Operating revenue[1]			
International	107,678	143,895	171,002
United States	26,686	74,170	118,227
Corporate	3,850	7,439	2,223
Total operating revenue	138,214	225,504	291,452
Trading result[2]	**48,117**	**62,817**	**68,777**
Exceptional items	(7,610)	(37,963)	(18,750)
Depreciation	(6,325)	(11,512)	(12,158)
Amortisation	(1,341)	(6,306)	(9,968)
Group operating profit	32,841	7,036	27,901
Share of operating losses of associated undertakings	(44)	(10,421)	(5,273)
Gain/(loss) on sale of fixed assets	—	(2,686)	1,405
Amounts written off investments — exceptional	—	(13,039)	—
Interest payable and similar items	(4,283)	(12,848)	(13,637)
Investment income	1,618	2,133	—
Profit/(loss) on ordinary activities before taxation	30,132	(29,825)	10,396
Profit/(loss) for the financial year	**22,014**	**(34,590)**	**2,033**
Trading result[2]			
International	50,996	58,702	61,136
United States	4,818	15,720	20,874
Corporate	(7,697)	(11,605)	(13,233)
Total trading result[2]	**48,117**	**62,817**	**68,777**
Trading margin[3]			
International	47.3%	40.8%	35.8%
United States	18.1%	21.2%	17.7%
Total trading margin[3]	**34.8%**	**27.9%**	**23.6%**

(1) *Operating revenue comprises turnover from operations and interest income, which predominantly arises from fiduciary funds held.*

(2) *Trading result comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items.*

(3) *Trading margin represents trading result as a percentage of operating revenue.*

The acquisition of Blanch in May 2001 significantly increased the scale of the Group's operations. The results of operations for 2000 reflect a full year results of Benfield prior to the acquisition of Blanch; 2001 includes seven months post acquisition results of the acquired business and 2002 includes a full twelve months. Soon after the acquisition operating systems were merged and consequently the results of operations for the former Blanch business post-acquisition are not separately identifiable. The half yearly results in the two years to 31 December 2002 are set out below to provide a clearer picture of the performance of the combined Group and show the Group's operating revenue, trading result and trading margin by division. The half year ended 30 June 2001 includes the operating revenue and trading result of Blanch for one month only as the acquisition occurred on 31 May 2001. The results for the subsequent half year periods include a full six months of the operating revenue and trading result of the combined business for each period presented.

	Half year ended			
	30/06/01 £'000	31/12/01 £'000	30/06/02 £'000	31/12/02 £'000
Operating revenue(1)				
International	65,521	78,374	83,573	87,429
United States	18,252	55,918	56,667	61,560
Corporate	2,422	5,017	1,712	511
Total operating revenue	**86,195**	**139,309**	**141,952**	**149,500**
Trading result(2)				
International	29,387	29,315	28,990	32,146
United States	509	15,211	8,533	12,341
Corporate	(5,072)	(6,533)	(8,023)	(5,210)
Total trading result	**24,824**	**37,993**	**29,500**	**39,277**
Trading margin(3)				
International	44.9%	37.4%	34.7%	36.8%
United States	2.8%	27.2%	15.1%	20.0%
Total trading margin	**28.8%**	**27.3%**	**20.8%**	**26.3%**

(1) *Operating revenue comprises turnover from operations and interest income, which predominantly arises from fiduciary funds held.*

(2) *Trading result comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items.*

(3) *Trading margin represents trading result as a percentage of operating revenue.*

Operating revenue increased from £138.2 million in 2000 to £225.5 million in 2001 and £291.5 million in 2002. These year-to-year increases principally reflect the acquisition of Blanch on 31 May 2001. Operating revenue reflects seven months of operations of the acquired Blanch business in 2001 and a full year's operations in 2002. The operating revenue growth also reflects premium rate increases on the Group's existing and acquired books of business, organic growth in the form of new business from both new and existing customers, partially offset by the effects of the depreciation of the US dollar against the pound sterling in 2002 and an increase in the incidence of rebated commissions to customers. Approximately 85 per cent of the Group's 2002 turnover was earned from business generated from existing customers. The remainder was in respect of new customer wins and non-recurring business including advice on one-off transactions.

Over the three half year periods, since the acquisition of Blanch, operating revenues grew as a result of new business and premium rate increases. This growth was partially offset by the erosion of business from former Blanch customers lost prior to the acquisition, former Blanch lines of business which were discontinued, a decline in revenues in the corporate division and deterioration of the US dollar versus pounds sterling.

Trading result increased from £48.1 million in 2000 to £62.8 million in 2001 to £68.8 million in 2002. This growth reflects the additional trading result for the acquired Blanch business, together with organic growth. The Group's trading margin decreased from 34.8 per cent in 2000 to 27.9 per cent in 2001 to 23.6 per cent in 2002. In the four half year periods to 31 December 2002 the Group's overall trading margin declined from 28.8 per cent in the first half of 2001 to 27.3 per cent in the second half of 2001 to 20.8 per cent in the first half of 2002 and then increased to 26.3 per cent in the second half of 2002.

The decline in trading margin between the first and second halves of 2001 principally reflects the impact of the lower margins of the acquired Blanch business. The decline in trading margin between the second half of 2001

and the first half of 2002 is due to low absolute growth in operating revenue as the acquired Blanch customer base was stabilised, with this focus on maintaining revenue leading to increased staff costs in 2002, including higher bonuses. The increase in trading margin for the second half of 2002 reflects the benefit of revenue growth together with a marginal reduction in net operating expenses. Net operating expenses in the second half benefited from the impact of an exchange gain on US dollar denominated borrowings held in the Corporate division in the UK to mitigate currency transaction exposure on US dollar revenues.

International

Operating revenue

International operating revenue increased from £107.7 million in 2000 to £143.9 million in 2001 and £171.0 million in 2002. These year-to-year increases principally reflect the acquisition of Blanch on 31 May 2001 and organic growth.

In the three half year periods since the acquisition of Blanch, the International division operating revenue increased from £78.4 million in the second half of 2001 to £87.4 million in the second half of 2002, an increase of 11.5 per cent between the same periods of each year. Operating revenue benefited from premium rate growth during this period although in this higher premium rate environment there was an offsetting increase in rebates of commission to customers. Within the units there was strong growth in Europe, supported by the opening of two new offices, and the Pacific Rim. The Global ReMetrics and Advisory unit also increased revenues due to a large transaction closing in the second half of 2002.

The Group earned revenue in the second half of 2001 from former Blanch customers which were discontinued as the business was low margin. This revenue therefore did not recur in 2002. There was also some adverse impact on revenues from the deterioration of the US dollar against pounds sterling. Taking these factors together the Group's underlying revenue from continuing customers grew at a higher rate than that reported. In addition, revenue was also impacted by a reduction in interest on fiduciary funds because of a decline in short term interest rates.

Trading result

International trading result increased from £51.0 million in 2000 to £58.7 million in 2001 and £61.1 million in 2002, principally reflecting organic growth in the business. The trading margin declined from 47.3 per cent in 2000 to 40.8 per cent in 2001 to 35.8 per cent in 2002. The decline in trading margin primarily reflects the lower margins in the international Blanch business compared to those of Benfield's international business and the cost of measures taken by the division to retain staff and so stabilise revenue in the post-acquisition period.

In the four half year periods to 31 December 2002 the International division's overall trading margin declined from 44.9 per cent in the first half of 2001 to 37.4 per cent in the second half of 2001 to 34.7 per cent in the first half of 2002 and then increased to 36.8 per cent in the second half of 2002. The trading margin of 44.9 per cent in the first half of 2001 relates almost wholly to the International Benfield business prior to the acquisition of Blanch. The reduced margin in the second half of 2001 reflects the addition of the smaller but lower margin Blanch international business. Between the second half of 2001 and the first half of 2002 costs increased as measures were taken to retain staff through the key renewal season of 1 January and the trading margin declined further. The improvement in margin in the second half of 2002 reflects the benefit of revenue growth and a cost base broadly consistent with that in the first half of the year.

United States

Operating revenue

US operating revenue increased from £26.7 million in 2000 to £74.2 million in 2001 and £118.2 million in 2002. These year-to-year increases principally reflect the acquisition of Blanch. In 2002 the Group's US division reflects the full year impact of the Blanch acquisition and also business wins from both new and existing customers and premium rate increases. Offsetting this the Group's reported operating revenues were affected by the weakening of the US dollar against pounds sterling. Short term interest rates also declined which reduced interest income earned on fiduciary funds.

Between 2000 and 2001 the US division's operating revenue increased from £26.7 million to £74.2 million. This was principally driven by the Blanch acquisition as well as the full year impact of the recruitment in 2000 of Rodman Fox to lead the US team.

In the half year periods since the acquisition of Blanch, US operating revenue increased from £55.9 million in the second half of 2001 to £61.6 million in the second half of 2002, an increase of 10.2 per cent between the same periods of each year. The six-month period to 31 December 2001 includes revenue earned from customers previously lost by Blanch which therefore did not recur in 2002. Between the second half of 2001 and the first half of 2002 operating revenue grew only marginally as growth from continuing customers was largely offset by the erosion of business from Blanch customers lost prior to the acquisition. Following stabilisation of the customer base, revenue grew more strongly by the second half of 2002 with new business from existing and new customers and further benefit from premium rates outweighing the impact of a weakening US dollar against the pound sterling and lower interest rates. Hence, in the three half year periods to 31 December 2002 the US division's underlying revenue from new business and customers grew at a higher rate than reported.

Trading result

US trading result increased from £4.8 million in 2000 to £15.7 million in 2001 and £20.9 million in 2002, principally reflecting the additional trading result of the acquired Blanch US business and subsequent organic growth. The trading margin improved from 18.1 per cent in 2000 to 21.2 per cent in 2001 and then declined to 17.7 per cent in 2002. During 2000 and the first half of 2001, Benfield's US business was increasing its cost base as a platform for growth. The decline in trading margin from 18.1 per cent in 2000 to 2.8 per cent in the first half of 2001 reflects the significant growth in costs which exceeded the growth in revenue. The margin improved in the second half of 2001 to 27.2 per cent as the larger and more established US business of Blanch was achieving higher margins than the less developed Benfield US business prior to the acquisition. Margins of the combined business also benefited from the run off of earned revenue from customers previously lost by Blanch. The loss of this revenue stream in the first half of 2002 and an increase in staff costs including bonuses, led to an anticipated decline in margin in this period. The margin recovered to 20.0 per cent in the second half of 2002 as revenue grew against a similar cost base.

Corporate

Operating revenue

Corporate operating revenue increased from £3.9 million in 2000 to £7.4 million in 2001 due to the acquisition of the Blanch employee benefits business which is held in the Corporate Investment Group. The decrease in operating revenue to £2.2 million in 2002 is due to the cessation of trading of a non-core subsidiary business as well as a reduction in revenue in the employee benefits business acquired with Blanch.

Trading result

Corporate trading result decreased from £(7.7) million in 2000 to £(11.6) million in 2001 and £(13.2) million in 2002. The cost of the Group's central functions increased during the period reflecting the expansion of the Group's operations.

Corporate trading result declined from £(6.5) million in the second half of 2001 to £(8.0) million in the first half of 2002 reflecting lower operating profits in the subsidiaries within the Corporate Investment Group. Corporate trading result improved to £(5.2) million in the second half of 2002 because of favourable exchange movements on US dollar borrowings.

Net operating expenses before exceptional items, depreciation and amortisation

Staff costs represent the largest element of the Group's net operating expenses and include salaries and bonuses, social security costs and pension costs. These costs have increased from £57.5 million in 2000 to £102.3 million in 2001 and £140.0 million in 2002. The average number of employees increased from 641 in 2000 to 1,143 in 2001 and 1,654 in 2002 largely reflecting the acquisition of Blanch. 2001 reflects the employees from Blanch for seven months only compared with twelve months in 2002. In addition the average number of employees has increased to support the organic growth of the Group's business. This has been somewhat offset by headcount reductions where the Group had overlap between the former Blanch and Benfield businesses.

As a percentage of operating revenue, staff costs were 41.6 per cent, 45.3 per cent and 48.1 per cent in 2000, 2001 and 2002, respectively. The increase between 2000 and 2001 reflects Blanch's relatively higher staff costs as a

percentage of operating revenue compared with the former Benfield Group. In 2002 higher bonuses paid, plus the full year impact of the Blanch business, resulted in staff costs as a percentage of operating revenue being higher than in 2001.

The remaining operating expenses include costs for travel and entertainment, premises, insurance, legal and professional fees, information technology and miscellaneous other costs. These costs increased from £32.6 million in 2000 to £60.4 million in 2001 and £82.6 million in 2002. As a percentage of operating revenues these costs were 23.6 per cent in 2000, 26.8 per cent in 2001 and 28.3 per cent in 2002. The increase in 2002 is predominantly due to an increase in the cost of legal and professional fees and insurance. Included within other net operating expenses are foreign currency exchange gains of £0.7 million in 2001 and £4.7 million in 2002 related to the Group's US dollar denominated borrowing.

Depreciation of tangible fixed assets

Depreciation expense increased from £6.3 million in 2000 to £11.5 million in 2001 due to a higher level of tangible fixed assets which the Group held after the Blanch acquisition. Depreciation expense of £12.2 million in 2002 was £0.7 million higher than 2001 due to the full year effect of Blanch partially offset by disposals of fixed assets during the year and the timing of fixed assets acquired and put into service.

Amortisation of goodwill

Amortisation expense increased from £1.3 million in 2000 to £6.3 million in 2001 and £10.0 million in 2002. The increase in amortisation from 2000 to 2001 is due to the increase in goodwill arising from the Blanch acquisition as well as the acquisition of the remaining 49 per cent interest in Benfield Greig LLC, a joint venture arrangement between the Group, Rodman Fox and others. Further details of the acquisition of the remaining 49 per cent interest in Benfield Greig LLC are set out in paragraphs 8.6 and 16 of Part X – "Additional Information". In 2002 the Group incurred twelve months of amortisation expense related to these acquisitions against only seven months in 2001.

Exceptional items

The Group incurred significant exceptional items in the three year period ended 31 December 2002 principally arising from the costs of acquiring and integrating businesses and teams as the Group expanded its operations, litigation settlement costs from a dispute with the executives of the estate of a former shareholder and the impairment of an investment in BRiT.

	Year ended 31 December		
	2000 £'000	**2001 £'000**	**2002 £'000**
Operating exceptional items:			
Costs and settlement in respect of litigation	2,448	13,735	—
Share options granted as part of acquisitions	2,606	2,596	5,451
Other costs in respect of acquisitions of businesses and teams, including the integration of Blanch	2,556	18,734	6,754
Impairment of goodwill in subsidiaries	—	2,898	—
Professional fees – redomiciliation and US registration project	—	—	6,545
Total	**7,610**	**37,963**	**18,750**
Non-operating exceptional items:			
Loss/(gain) on disposal of fixed assets	—	2,686	(1,405)
Total	**—**	**2,686**	**(1,405)**
Amounts written off investments:			
Impairment of investment in BRiT	—	**13,039**	—

In 2000 the Group incurred exceptional litigation costs of £2.4 million in connection with a pre-acquisition dispute with Blanch over the Group's recruitment of Rodman Fox as a Director of the Group and a legal case with the executors of the estate of a former Director and shareholder of the Group. The Group also incurred costs of £2.6 million in connection with performance-related share options issued in 1998 to incentivise and retain key executives and staff as part of the acquisition of Greig Fester. These costs were amortised over the three-year vesting period to the end of 2000. Other costs in respect of acquisitions of businesses represent payments made to Rodman Fox and other key members of his team on joining the Group and forming Benfield Greig LLC in that year.

In 2001 further litigation costs of £13.7 million were incurred principally in respect of the litigation with the estate of a former Director and shareholder referred to above. The Group also provided share options to certain key Blanch employees as part of the acquisition of Blanch for which the cost is being spread over the 17 to 29 month vesting period from the date of acquisition, leading to a charge of £2.6 million in 2001. Other costs in respect of acquisitions of businesses and teams including the integration of Blanch of £18.7 million comprise compensation costs of £9.6 million in connection with the formation and subsequent buy-out of Benfield Greig LLC, property rationalisation costs of £2 million, redundancy costs of £5.9 million and other integration costs of £1.2 million. In 2001 the Group also incurred an impairment charge of £2.9 million in respect of goodwill in subsidiaries. Further details of the buy-out of Benfield Greig LLC are set out in paragraphs 8.6 and 16 of Part X – "Additional Information".

In 2002 the Group incurred costs of £5.5 million relating to the vesting of share options awarded following the acquisition of Blanch referred to above. Other costs in respect of acquisitions totalled £6.8 million and included further property rationalisation costs of £4.5 million, redundancy payments of £0.9 million and pension scheme closure costs of £1.4 million. The Group also incurred professional fees of £6.5 million relating to work for a planned US listing which was undertaken in 2002 and the redomiciliation of the Group's holding company from the UK to Bermuda.

Non-operating exceptional items comprise a £2.7 million loss on disposal of fixed assets in 2001 and £1.4 million gain on disposal of fixed assets in 2002. The gain in 2002 arose on the sale of the majority of the Group's investment in BRiT. In 2001 the Group incurred an impairment charge of £13.0 million in respect of its investment in BRiT.

In 2003 the Group expects to incur exceptional charges relating to professional fees incurred in conjunction with Admission, the cost of the termination of interest rate swap and collar contracts, the write-off of prepaid facility arrangement fees and share based awards made prior to Admission. In 2003, the Group may also recognise an exceptional gain in relation to the sale of part of its investment in Montpelier Re. For further information please refer to Part X – "Additional Information".

Share of losses of associates and impairment of investments in associates

Share of losses in associates increased from £0.1 million in 2000 to £1.4 million in 2001 to £2.0 million in 2002 principally due to the Group's investment in Bluesure. Bluesure is a retail insurance intermediary in which the Group currently has a 48 per cent interest. In addition, the Group determined that certain investments and loans to associates, principally Bluesure, were not recoverable and the Group has taken impairment charges of £9.0 million in 2001 and £3.2 million in 2002 to reduce the carrying value to the recoverable amount of £4.1 million and £5.5 million at 31 December 2001 and 2002, respectively. Bluesure comprised £1.3 million of the carrying value of the Group's associates at 31 December 2002. The Group's maximum funding to Bluesure over the next phase of its business plan will be £1.5 million.

Interest payable and similar items

Interest payable and similar items consist of interest payable on bank loans, loan notes and debenture loans, amortisation of issue costs of bank loans and settlement gains and losses on the Group's interest rate swaps and collars.

The Group entered into a US$390 million syndicated facilities agreement with Barclays Bank PLC on 30 April 2001 to finance the acquisition of Blanch. As a result of this acquisition, the Group's outstanding indebtedness increased from £52.9 million at 31 December 2000 to £248.6 million at 31 December 2001. The Group repaid a significant portion of the borrowings during 2002 which reduced outstanding indebtedness to £189.9 million at 31 December 2002. Consequently, interest payable increased to £12.8 million in 2001 and £13.6 million in 2002 compared to £4.3 million in 2000. The reduction in borrowings during 2002 helped reduce the Group's interest charge compared to 2001 notwithstanding that in 2001 the increased indebtedness associated with the acquisition of Blanch impacted for seven months only.

Taxation

Taxation consists of current and deferred tax calculated on the basis of the different tax rates in effect in the various countries in which the Group operates. The Group's tax charge was £7.4 million in 2000, £4.4 million in 2001 and £8.3 million in 2002. The Group's effective tax rate was 24.7 per cent in 2000 and 79.9 per cent in 2002. In 2001, the Group incurred a tax charge despite making a loss, because of the non-deductiblility of certain expenses and investment writedowns. The Group's effective tax rate in 2001 and 2002 was high compared to the UK statutory rate of

30 per cent due to a relatively high proportion of expenses not deductible for tax purposes compared to the profit before tax which principally include goodwill amortisation, impairment of investments and share option charges. In addition the average statutory tax rate for the Group's US operations is higher than in the UK at 38.25 per cent. The table below reconciles the Group's tax rate from the UK statutory rate to the effective rate:

	Year ended 31 December		
	2000 £'000	**2001 £'000**	**2002 £'000**
Profit/(loss) on ordinary activities before tax	30,132	(29,825)	10,396
Profit/(loss) on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom of 30 per cent	9,040	(8,948)	3,119
Effects of:			
Goodwill impairment and amortisation	402	2,491	2,690
Share option costs	—	779	197
Impairment of investments	—	4,566	—
Share of losses of associated undertakings	—	2,901	1,804
Other expenses not deductible for tax	656	6,236	3,642
Adjustments in respect of prior years	(3,628)	(538)	(971)
Adjustments in respect of foreign tax rates	473	(728)	94
Unrecognised tax losses	501	583	335
Other timing differences	—	1,522	(142)
Current tax charge	**7,444**	**8,864**	**10,768**
Deferred tax charge/(credit)	—	(4,440)	(2,462)
Tax on profit/(loss) on ordinary activities	**7,444**	**4,424**	**8,306**

The Directors anticipate that the effective corporate tax rate in 2003 will be impacted by a number of factors which include goodwill amortisation that is not deductible for tax purposes and other items such as those above.

3. LIQUIDITY AND CAPITAL RESOURCES

The Group's principal sources of funds have been cash flows from operating activities, bank financing and the issuance of the Cumulative Redeemable Convertible Preference Shares. The Group's principal uses of funds have been to fund acquisitions, capital expenditures and dividends on the Group's Common Shares and Cumulative Redeemable Convertible Preference Shares. The Group expects to finance its operations through cash generated from operating activities and by using, as necessary, the revolving portion of the Group's syndicated facilities agreement.

Cash flow analysis

The table below sets out the principal components of the Group's cash flow in the years ended 31 December 2000, 2001 and 2002:

	Year ended 31 December		
	2000 £'000	**2001 £'000**	**2002 £'000**
Net cash inflow from operating activities	43,251	21,320	43,054
Dividends received from associated undertakings	120	—	322
Returns on investments and servicing of finance	(3,769)	(14,509)	(15,658)
Taxation	(9,274)	(7,491)	(7,813)
Capital expenditure and financial investment	(8,460)	(4,583)	21,102
Acquisitions	—	(124,158)	(7,456)
Equity dividends paid to shareholders	(8,046)	(6,627)	(12,849)
Management of liquid resources	(16,489)	30,863	(73,012)
Financing	(12,235)	158,394	(15,922)
Increase/(decrease) in cash (excluding fiduciary funds)	(14,902)	53,209	(68,232)
Movement in fiduciary debtor and creditor balances	7,954	(32,235)	28,717
Fiduciary cash acquired with subsidiary undertakings	—	72,334	—
Increase/(decrease) in net cash	(6,948)	93,308	(39,515)

Net cash inflow from operating activities

Net cash flow from operating activities decreased from £43.3 million in 2000 to £21.3 million in 2001 and then increased to £43.1 million in 2002. The decrease in operating cash flow in 2001 was due to the reduced operating profit for the year combined with an increase in debtor balances. The increase in debtor balances was due to an increase in prepayments and other debtors. In 2002 the operating profit improved to £27.9 million from £7.0 million in 2001 which helped to improve the Group's operating cash flow.

Returns on investments and servicing of finance

Returns on investments and servicing of finance represents interest paid to banks and non-equity dividends paid to preference and Cumulative Redeemable Convertible Preference shareholders. The increase from £3.8 million in 2000 to £14.5 million in 2001 reflects the interest and other costs associated with the Group's loan facilities taken out to finance the acquisition of Blanch in 2001. The increase from £14.5 million in 2001 to £15.7 million in 2002 is due to twelve months of interest paid on borrowings under this agreement in 2002 compared with seven months in 2001 which was not fully offset by a reduction in the average balance under the syndicated facilities in 2002 compared to 2001. In addition, non-equity dividends paid to shareholders increased from £0.2 million in 2001 to £0.8 million in 2002.

Taxation

Taxation represents cash paid for income taxes. This includes taxes paid in the United Kingdom as well as foreign jurisdictions where the Group's subsidiaries are domiciled. Taxation paid increased by £0.3 million to £7.8 million in 2002 from £7.5 million in 2001.

Capital expenditure and financial investment

Cash flow for expenditure on tangible fixed assets has been relatively consistent at £8.3 million, £8.0 million and £9.7 million in each of the three years ended 2000, 2001 and 2002 respectively. These outflows were offset in 2002 by proceeds from the sale of the majority of the Group's investment in BRiT in May 2002 for cash consideration of £19.3 million, an additional £3.5 million of deferred consideration due from the November 1999 sale of Benfield Reinsurance Company Limited and £7.3 million from the sale of tangible fixed assets, principally the Group's Catalyst software product in the US division. In 2001 the Group received £12.3 million of proceeds from the sale of fixed asset investments, mainly in the Group's US division.

Acquisitions

Cash paid for acquisitions of £124.2 million in 2001 primarily reflects the Group's acquisition of Blanch. During 2002 the Group made no acquisitions of subsidiaries. Cash paid of £7.5 million in 2002 primarily reflects additional investment in associated undertakings, principally Bluesure. The Group invested £9.0 million in associated undertakings in 2001.

Equity dividends paid to shareholders

Equity dividends paid to shareholders increased from £6.6 million in 2001 to £12.8 million in 2002 due to a change in the pattern of payment of the Group's equity dividends between interim and final. Dividends declared per share were 30.0p in both 2001 and 2002.

Management of liquid resources

Management of liquid resources generated £30.9 million cash flow in 2001 compared with a £73.0 million outflow in 2002. The cash outflow was driven by the payment in 2002 for the Group's investment in Montpelier Re Holdings Limited as well as an increase in liquid deposit investments.

Financing

Financing cash flows resulted in a £15.9 million outflow in 2002 compared to a £158.4 million inflow in 2001. The large inflow in 2001 was due to the draw down under a syndicated facilities agreement to finance the acquisition of Blanch. During 2002 the Group made repayments on these facilities as well as the Group's loan notes. In each of 2002 and 2001 the Group issued Cumulative Redeemable Convertible Preference Shares.

Movement in fiduciary debtor and creditor balances and acquired fiduciary cash

Cash flows arising from insurance transactions are reflected in the consolidated cash flow statement. These balances can fluctuate significantly from period to period depending on the timing of settlement of premiums and claims. These movements generated £8.0 million in net cash inflows in 2000, resulted in £32.2 million in net cash outflows in 2001 and generated £28.7 million in net cash inflows in 2002. The fiduciary cash acquired relates to the 31 May 2001 Blanch fiduciary cash, deposits and short-term investment balances at the date of acquisition.

Banking Facilities

Existing Banking Facilities

On 30 April 2001, Benfield Holdings Limited entered into a multicurrency term and revolving facilities agreement (the "Barclays Agreement") which established, a multicurrency amortising term loan facility for $315 million and a multicurrency revolving loan and bank guarantee facility for $75 million with Barclays Capital as Arranger and Barclays Bank PLC as Original Lender, Agent, Fronting Bank and Security Trustee. The facilities were made available to Benfield Holdings Limited for a period of five years to be used, amongst other things, to finance the acquisition of all the stock in E.W. Blanch and for general working capital requirements and corporate purposes of the Group.

The revolving facility may be used by way of advances or guarantees issued on behalf of members of the Group by Barclays Bank PLC as the Fronting Bank. Interest is payable at the rate of 2 per cent plus LIBOR (as defined in the agreement) and mandatory costs (if any), subject to reduction under certain circumstances. Currently interest is payable at the rate of 1.75 per cent plus LIBOR and mandatory costs (if any).

The full amount of the term loan facility was drawn in connection with the Blanch acquisition. At 31 December 2002, $225.2 million of principal remained outstanding under the term loan facility and $70.0 million remained outstanding under the revolving facility. All amounts outstanding under the facilities will be repaid with the net proceeds of the Global Offer and borrowings under the New Credit Agreement described below.

New Banking Facilities

On 23 May 2003, the Company and certain of its subsidiaries entered into a £125 million multicurrency term and revolving facilities agreement (the "New Credit Agreement") which established a multicurrency amortising term loan facility for £75 million and a multicurrency revolving loan and bank guarantee facility for £50 million with Barclays Capital as Co-ordinator, Barclays Bank PLC as Original Lender, Agent and Fronting Bank and The Royal Bank of Scotland plc and Scotiabank Europe PLC as Original Lenders. The facilities have been made available to certain members of the Group, including the Company, for a period of three years to be used, amongst other things, to refinance existing financial indebtedness (including financial indebtedness under the existing facilities) and for general working capital requirements and corporate purposes of the Group.

The revolving facility may be used by way of advances or guarantees issued on behalf of members of the Group by Barclays Bank PLC as the Fronting Bank. Interest is payable at the rate of 0.95 per cent plus LIBOR (as defined in the agreement) and mandatory costs (if any). Where the revolving facility is used by way of issue of bank guarantees, a guarantee commission is payable at the rate of 0.95 per cent on the contingent liability of the lenders in respect of guarantees issued.

The term facility is repayable in instalments which are due on the dates falling every six months from the first date on which any member of the Group draws down under it. The first repayment instalment will be for £6.25 million and each subsequent instalment will be for £13.75 million, in each case plus accrued interest.

The agreement contains certain financial covenants and events of default and restricts the ability of the Company and its subsidiaries, amongst other things, to (i) sell, transfer, lend or otherwise dispose of certain of its assets, rights and revenues, (ii) make loans or grant credit or give guarantees or indemnities, (iii) make acquisitions where the acquisition cost of a single acquisition is in excess of £25 million or where the aggregate acquisition cost of acquisitions made in a financial year exceeds £50 million and (iv) pay dividends where an event of default by reference to, among other things, non-payment, breach of financial covenants or insolvency has occurred and is continuing, unless specifically waived by the lenders.

Furthermore, the Company and its subsidiaries are not permitted to create or permitted to have outstanding any Security (as defined in the agreement) over their assets, with certain exceptions.

Under the terms and conditions of the agreement, the Company is obliged to ensure that the obligations of the Borrowers under the facilities are guaranteed by members of the Group whose total turnover and/or Consolidated Profits Before Tax (as defined in the agreement) on an unconsolidated basis and excluding intra-group items exceeds 75 per cent of the Consolidated Profits Before Tax and/or the total consolidated turnover of the Group. As at the date of this document, the guarantors are the Company, Benfield Holdings Limited, Benfield Greig Holdings Limited, Greig Fester Group Limited, Benfield Limited, Benfield Greig (Holdings), Inc., Benfield Holdings, Inc. and Benfield Inc.

By the terms of the New Credit Agreement, the new credit facilities would be available for drawing when certain conditions precedent are satisfied. These include receipt of a certain amount of gross proceeds by the Company as a result of its Admission to the Official List.

Disclosure about Market Risk

The principal categories of market risk the Group face are changes in foreign exchange rates, interest rates and counterparty risk in relation to fiduciary funds held on behalf of the Group's customers.

Foreign exchange risk

The Group's operating revenue is denominated principally in US dollars and pounds sterling. The Group uses spot and forward foreign exchange instruments, including derivatives, in order to manage currency exposure, principally the conversion of US dollar revenues to pounds sterling. The Group does not hedge the translation risk relating to the balance sheet or profits of its overseas operations.

Interest rate risk

The Group's operations are financed principally through the Barclays Agreement comprising a term loan facility and a revolving loan and guarantee facility. The rate of interest payable on the term loan and the revolving loan fluctuates with the current LIBOR rate, plus a variable margin, dependent on financial ratios. On 31 May 2001 the Group entered into amortising interest rate swap and collar derivative contracts in order to fix or limit the interest expense forecast to arise under the term loan facility. These contracts were scheduled to mature in June 2004 and were denominated in US dollars and sterling in order to match the original profile of the term loan facility. The pounds sterling swap and collar contracts were cancelled in May 2003 following the conversion of outstanding borrowings under the syndicated facilities agreement to US dollars. The US dollar contracts which remain outstanding will be cancelled on Admission.

The effect of the Group's interest rate swaps and collars was to swap 70 per cent and 90 per cent of the projected LIBOR based variable rate interest payment obligations of the term loan drawn under the facility, as at 31 December 2001 and 31 December 2002 respectively, for fixed rate interest payment obligations for a three year period ending 31 May 2004.

Counterparty risk

The principal counterparty risk affecting the Group relates to the investment of Group cash and fiduciary funds held on behalf of the Group's customers. The Group maintains policies ensuring compliance with regulatory requirements and providing for the diversification of such investments, utilising high quality financial institutions and approved money market funds.

4. DISCUSSION OF SIGNIFICANT ACCOUNTING POLICIES

As permitted by the Bermuda Companies Act 1981, the Directors have elected to prepare the Group's financial statements under UK GAAP including the disclosure requirements of the Companies Act. UK GAAP requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs and of the profit or loss of the Group. In preparing those financial statements, the Directors are required to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent. Where it is necessary for the Directors to choose between accounting policies or estimation techniques which could each potentially give a true and fair view, UK GAAP requires them to adopt those policies and techniques that they judge most appropriate to the particular circumstances of the Group. The significant accounting policies adopted by the Group which are inherently based, in part, on the judgement of the Directors are discussed below. The Group's accounting policies are set out in Part VII – "Accountants' Report on Benfield Group".

Revenue recognition

Commission income is recognised at the later of the billing date or the inception of the related insurance policies. Commissions on instalment premiums are recognised periodically as billed. Fees for claims, risk advisory and other services are recognised as these services are rendered.

Many customers now negotiate rebates on the commissions the Group receive, typically based on reduced percentages for commissions, pre-set maximum amounts or flat-fee arrangements. Because these arrangements generally apply to multiple services provided to the relevant customer during an agreed period, which may include reinsurance programmes with several different renewal dates, the Group must make a number of judgements to ensure an appropriate allocation of revenues between accounting periods. The Directors believe the Group is applying these judgements in a consistent and appropriate manner.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The principal matters where the Directors make judgements on provisions required are in respect of errors and omissions, litigation and other disputes affecting the Group's business.

Impairment of fixed assets and goodwill

The Group undertakes an impairment review of fixed assets and goodwill if events or changes in circumstances indicate that the carrying amount of a fixed asset or goodwill may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, which is the higher of net realisable value and value in use, the fixed asset or goodwill is written down to its recoverable amount. Net realisable value is the estimated amount at which an asset can be disposed of, less any direct selling costs. Value in use is the estimate of the discounted future cash flows generated from the asset's continued use, including those resulting from its ultimate disposal.

Valuation of shares

The Group must assign a value to the Group's Common Shares in accounting for certain transactions involving the issue of shares or share-based compensation awards. Prior to this offering, the Group's shares were not publicly traded, and therefore no open-market valuation of these shares was available. For the purposes of preparing financial statements, the Group estimated the fair market value of its Common Shares from time to time in the good faith judgement of Directors based on consultation with the Group's external advisers. The valuation of the Group's Common Shares following this offering will be based on the price of the shares on the London Stock Exchange from time to time.

Investments

Fixed asset investments, including own shares held by the Group's employee benefit trusts, are stated at cost less any provisions for impairment. A provision for impairment is made to the extent that, in the Directors' view, the carrying amount exceeds the recoverable amount of the fixed asset investment.

Unlisted investments held as current assets are stated at the lower of cost and the Directors' estimated valuation.

Taxation

The charge for tax is based on the result for the period at current rates of tax and takes into account deferred taxation. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in a future obligation to pay more tax or future right to pay less tax have occurred. Timing differences are differences between the Group's taxable profits and its results as stated in the consolidated financial statements. Deferred tax is measured at the tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax is measured on a non-discounted basis.

Deferred tax assets are recognised to the extent that they are regarded as recoverable. They are regarded as recoverable if, on the basis of all available evidence, it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

PART VII

ACCOUNTANTS' REPORT ON BENFIELD GROUP

The following is the text of the report on Benfield Group by PricewaterhouseCoopers LLP, Reporting Accountants:


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY

The Directors
Benfield Group Limited
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

13 June 2003

Dear Sirs

Benfield Group Limited

Introduction

We report on the consolidated financial information set out below. This consolidated financial information has been prepared for inclusion in the listing particulars dated 13 June 2003 (the "listing particulars") of Benfield Group Limited (the "Company").

The Company, a Bermuda exempted company with limited liability, was incorporated on 1 February 2002 to replace Benfield Holdings Limited ("Benfield Holdings", formerly Benfield Group plc and Benfield Greig Group plc) as the ultimate holding company of the Benfield Group (the "Group") and to redomicile the holding company from the United Kingdom to Bermuda. This redomiciliation, which became effective on 23 October 2002, was accomplished by way of a court approved scheme of arrangement under section 425 of the United Kingdom Companies Act 1985. As a result of the scheme of arrangement the Company now owns all of the share capital in Benfield Holdings and the former shareholders of Benfield Holdings now own shares in the Company.

The scheme of arrangement has been accounted for as a group reconstruction in accordance with the principles of merger accounting. The consolidated financial information of the Group includes the results of the Company for the eleven months since the date of its incorporation and the consolidated results of Benfield Holdings for the year ended 31 December 2002. The consolidated financial information presented for the years ended 31 December 2000 and 2001 includes the consolidated results of Benfield Holdings for those periods.

In this report in the period after giving effect to the redomiciliation in Bermuda as described above, the "Group" refers to the Company and its consolidated subsidiary undertakings and associated undertakings. For the period prior to the redomiciliation, the "Group" refers to Benfield Holdings and its consolidated subsidiary and associated undertakings.

Similarly, in this report, the "Company" refers to Benfield Group Limited after giving effect to the redomiciliation in Bermuda. For the period prior to the redomiciliation, the "Company" refers to Benfield Holdings.

Basis of preparation

The consolidated financial information set out below is based on the audited consolidated financial statements of the Company and Benfield Holdings, as relevant, for the three years ended 31 December 2002, after making such adjustments as we considered necessary.

Responsibility

Such financial statements are the responsibility of the Directors of the Company and Benfield Holdings, who, as relevant, approved their issue.

The Directors of the Company are responsible for the contents of the listing particulars in which this report is included.

It is our responsibility to compile the consolidated financial information set out in our report from the financial statements, to form an opinion on the consolidated financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the consolidated financial information. The evidence, in respect of the years ended 31 December 2000 and 2001, included that recorded by PricewaterhouseCoopers who audited those financial statements and in respect of the year ended 31 December 2002, included that previously obtained by PricewaterhouseCoopers LLP relating to the audit of the financial statements for that year. These financial statements underlie the consolidated financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the consolidated financial information and whether the accounting policies are appropriate to the circumstances of the Company, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the consolidated financial information gives, for the purposes of the listing particulars, a true and fair view of the state of affairs of the Group as at the dates stated and of its profits or losses, cash flows and recognised gains and losses for the years then ended.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	Year ended 31 December 2000 £'000	2001 £'000	2002 £'000
Turnover	3	131,146	216,363	284,502
Interest income	4	7,068	9,141	6,950
Operating revenue	3	138,214	225,504	291,452
Net operating expenses before exceptional costs		(97,763)	(180,505)	(244,801)
Exceptional costs	5	(7,610)	(37,963)	(18,750)
Total net operating expenses		(105,373)	(218,468)	(263,551)
Operating profit before exceptional items		40,451	44,999	46,651
Exceptional costs		(7,610)	(37,963)	(18,750)
Group operating profit		32,841	7,036	27,901
Share of operating losses of associated undertakings	6	(44)	(10,421)	(5,273)
Gain/(loss) on sale of fixed assets	5	—	(2,686)	1,405
Amounts written off investments	5	—	(13,039)	—
Interest payable and similar items	8	(4,283)	(12,848)	(13,637)
Investment income	9	1,618	2,133	—
Profit/(loss) on ordinary activities before taxation	7	30,132	(29,825)	10,396
Tax on profit/(loss) on ordinary activities	10	(7,444)	(4,424)	(8,306)
Profit/(loss) on ordinary activities after taxation		22,688	(34,249)	2,090
Equity minority interests		(674)	(341)	(57)
Profit/(loss) for the financial year		22,014	(34,590)	2,033
Dividends – including non-equity	11	(9,246)	(9,966)	(12,483)
Retained profit /(loss) for the financial year	28	12,768	(44,556)	(10,450)
Earnings/(losses) per US$ 0.01 common share	12			
Basic		84p	(114)p	(2)p
Diluted		73p	(114)p	(2)p
Adjusted earnings per US$ 0.01 common share before exceptional costs charged against operating profit and non-operating gains and losses	12			
Basic		113p	34p	41p
Diluted		98p	31p	37p
Adjusted earnings per US$0.01 common share before goodwill amortisation and before exceptional costs charged against operating profit and non-operating gains and losses	12			
Basic		118p	55p	72p
Diluted		102p	50p	65p

The results for the years ended 31 December 2000, 2001 and 2002 relate solely to continuing activities.

On 31 May 2001 the Group acquired E.W. Blanch Holdings, Inc. ("E.W. Blanch"). The operations of E.W. Blanch were immediately integrated into the Group's existing activities such that the post-acquisition results of the E.W. Blanch business for the year ended 31 December 2001 are not separately identifiable. Accordingly, the Group's results for the year ended 31 December 2001 include acquired activities. The results of the E.W. Blanch business prior to acquisition are disclosed in note 31.

There is no difference between the profit or loss on ordinary activities for any of the years stated above and their historical cost equivalents.

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	Year ended 31 December 2000 £'000	2001 £'000	2002 £'000
Profit/(loss) for the financial year		22,014	(34,590)	2,033
Exchange adjustments offset in reserves	28	241	(6)	(2,658)
Total gains/(losses) recognised for the year		22,255	(34,596)	(625)

RECONCILIATIONS OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

	Notes	Year ended 31 December 2000 £'000	2001 £'000	2002 £'000
Profit/(loss) for the financial year		22,014	(34,590)	2,033
Dividends	11	(9,246)	(9,966)	(12,483)
		12,768	(44,556)	(10,450)
Other recognised gains and losses relating to the year		241	(6)	(2,658)
Provision for deferred share units		—	2,596	5,637
Common shares issued to employees	26	6,300	24,549	1,068
Final payment of partly paid common shares	26	—	—	807
Net proceeds of cumulative redeemable convertible preference shares issued for cash	26	—	20,000	20,000
Costs associated with the issue of cumulative redeemable convertible preference shares		—	—	(861)
Repurchase of common and preferred ordinary shares	26	—	(11,000)	—
Net change in shareholders' funds		19,309	(8,417)	13,543
Shareholders' funds as at 1 January		35,522	54,831	46,414
Shareholders' funds as at 31 December		54,831	46,414	59,957

CONSOLIDATED BALANCE SHEETS

	Notes	31 December 2000 £'000	31 December 2001 £'000	31 December 2002 £'000
Fixed assets				
Intangible assets	13	26,639	195,774	173,987
Tangible assets	14	17,580	31,645	21,087
Investments in associated undertakings	15	954	4,072	5,506
Investment in own shares	16	9,491	9,184	7,449
Other long-term investments	17	40,514	48,390	5,572
		95,178	289,065	213,601
Current assets				
Debtors				
– due within one year	19	1,156,188	2,821,065	3,428,225
– due after more than one year	19	6,636	11,038	7,981
Investments	20	614	42,722	80,294
Cash at bank and in hand – including fiduciary funds		114,491	209,349	203,474
		1,277,929	3,084,174	3,719,974
Creditors – Amounts falling due within one year	21	(1,291,956)	(3,089,055)	(3,682,799)
Net current assets/(liabilities)		(14,027)	(4,881)	37,175
Total assets less current liabilities		81,151	284,184	250,776
Creditors – Amounts falling due after more than one year	22	(25,050)	(218,579)	(162,562)
Provisions for liabilities and charges	25	(650)	(19,061)	(27,951)
Net assets		55,451	46,544	60,263
Capital and reserves				
Called up share capital	26	10,208	291	357
Other reserves	27	54,836	115,302	136,250
Profit and loss account	28	(10,213)	(69,179)	(76,650)
Total shareholders' funds				
Equity		44,831	26,414	18,074
Non-equity	29	10,000	20,000	41,883
		54,831	46,414	59,957
Equity minority interest		620	130	306
Capital employed		55,451	46,544	60,263

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	2000 £'000	2001 £'000	2002 £'000
		Year ended 31 December		
Net cash inflow from operating activities	30a	43,251	21,320	43,054
Dividends received from associated undertakings		120	—	322
Returns on investments and servicing of finance				
Interest paid		(3,169)	(12,220)	(13,019)
Issue costs of new bank loan		—	(2,052)	(1,867)
Non-equity dividends paid to shareholders		(600)	(237)	(772)
Net cash outflow from servicing of finance		(3,769)	(14,509)	(15,658)
Taxation		(9,274)	(7,491)	(7,813)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(8,257)	(8,044)	(9,701)
Sale of tangible fixed assets		401	1,086	7,347
Purchase of fixed asset investments		(392)	(9,940)	(634)
Sale of fixed asset investments		18	12,315	24,117
Purchase of own shares		(230)	—	(27)
Net cash inflow/(outflow) for capital expenditure and financial investment		(8,460)	(4,583)	21,102
Acquisitions				
Purchase of subsidiary undertakings	31	—	(129,313)	—
Increase in investment in subsidiary undertakings	31	—	(470)	(154)
Increase in investment in associated undertakings	15	—	(8,957)	(7,302)
Net cash acquired with subsidiary undertakings	31	—	14,582	—
Net cash inflow/(outflow) for acquisitions		—	(124,158)	(7,456)
Equity dividends paid to shareholders		(8,046)	(6,627)	(12,849)
Net cash inflow/(outflow) before use of liquid resources and financing		13,822	(136,048)	20,702
Management of liquid resources				
Net decrease/(increase) in current asset investments		2,861	32,799	(35,136)
Increase in short-term deposits with banks	30b	(19,350)	(1,936)	(37,876)
Net cash outflow from management of liquid resources		(16,489)	30,863	(73,012)
Financing				
Issue of cumulative redeemable convertible preference shares	26	—	20,000	20,000
Issue costs of cumulative redeemable convertible preference shares		—	—	(400)
Issue of common shares	26	—	—	294
Proceeds from share options exercised in employee share trusts		—	207	2,110
Proceeds of final payment of partly paid common shares	26	—	—	807
Repurchase of common shares and preferred ordinary shares	26	—	(11,000)	—
Increase/(decrease) in bank loans		(9,738)	166,001	(32,845)
Loan notes repaid	30b	(2,497)	(1,995)	(5,888)
Debenture loans repaid	30b	—	(14,819)	—
Net cash inflow/(outflow) from financing		(12,235)	158,394	(15,922)
Increase/(decrease) in cash (excluding fiduciary funds)		(14,902)	53,209	(68,232)
Fiduciary funds				
Movement in fiduciary debtor and creditor balances		7,954	(32,235)	28,717
Fiduciary cash acquired with subsidiary undertaking		—	72,334	—
Increase/(decrease) in net cash		(6,948)	93,308	(39,515)
Reconciliation to net cash				
Net cash at 1 January	30b	41,325	62,177	3,505
Increase/(decrease) in net cash		(6,948)	93,308	(39,515)
Borrowings net of short-term deposits acquired with subsidiary undertakings		—	29,488	—
Movement in deposits		19,350	1,936	37,876
Movement in current investments		(2,861)	(32,799)	35,136
Movement in borrowings		12,235	(147,135)	40,599
Other non-cash changes		—	(7,140)	1,817
Exchange adjustments		(924)	3,670	14,412
Net cash at 31 December	30b	62,177	3,505	93,830

BENFIELD GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1. COMPANIES IN THE CONSOLIDATED FINANCIAL INFORMATION

This consolidated financial information presents the financial record of the Group for the three years ended 31 December 2002. The following are the principal subsidiary undertakings that have been included in the consolidated financial information.

Company	Nature of business	Country of incorporation	Effective interest at 31 December		
			2000	2001	2002
Bates Turner Intermediaries LLC	Reinsurance intermediary	USA	100%	—	—
Benfield Advisory Limited	Corporate finance and investment advisers	United Kingdom	71%	100%	100%
Benfield Blanch, Inc. (formerly EW Blanch Co, Inc.)	Reinsurance intermediary	USA	—	100%	100%
Benfield Greig Limited	Reinsurance intermediary	United Kingdom	100%	100%	100%
Benfield Greig LLC	Reinsurance intermediary	USA	51%	100%	100%
Benfield Greig Argentina SA	Reinsurance intermediary	Argentina	—	100%	100%
Benfield Greig Asia Pte. Limited	Reinsurance intermediary	Singapore	100%	100%	100%
Benfield Greig (Australia) Pty. Limited	Reinsurance intermediary	Australia	100%	100%	100%
Benfield Greig (Bratislava) s.r.o.	Reinsurance intermediary	Slovak Republic	—	—	100%
Benfield Greig do Brasil Ltda	Reinsurance intermediary	Brazil	—	100%	100%
Benfield Greig Canada Limited	Reinsurance intermediary	Canada	100%	100%	100%
Benfield Greig Copenhagen ApS	Reinsurance intermediary	Denmark	—	100%	100%
Benfield Greig Corredores de Reasseguros Ltda	Insurance intermediary	Chile	—	90%	90%
Benfield Greig Football Finance Limited	Financial advisers	United Kingdom	100%	100%	100%
Benfield Greig Iberica Correduria de Reasseguros SA	Reinsurance intermediary	Spain	—	100%	100%
Benfield Greig (Mexico) SA de CV	Reinsurance intermediary	Mexico	—	100%	100%
Benfield Greig Munchen GmbH	Reinsurance intermediary	Germany	—	100%	100%
Benfield Greig (New Zealand) Limited	Reinsurance intermediary	New Zealand	100%	100%	100%
Benfield Greig Paris SA	Reinsurance intermediary	France	100%	100%	100%
Benfield Greig (Praha) a.s.	Reinsurance intermediary	Czech Republic	—	—	100%
Benfield Greig (South Africa) (Proprietary) Limited	Reinsurance intermediary	South Africa	100%	100%	100%
MSTC Benfield Greig Corredores de Seguros Ltda	Reinsurance intermediary	Chile	—	90%	90%
Orbit Benefits Limited	Provision of financial services	United Kingdom	—	100%	100%
Orbit Protection Limited	Benefits consultancy	United Kingdom	—	100%	100%
Paragon Reinsurance Risk Management Services, Inc.	Provision of run-off services	USA	—	100%	100%
Unisure, Inc.	Reinsurance software solutions	USA	—	100%	100%
Wildnet Group Limited	Website designers and managers	United Kingdom	50%	50%	78%

These companies operate principally in the country in which they are incorporated. Non-operating intermediate holding companies are excluded from the above table.

2. ACCOUNTING POLICIES

Accounting convention

On its redomicilation to Bermuda the Company is obliged to prepare its financial statements in accordance with the Bermuda Companies Act 1981, which permits a company to prepare its financial statements under generally accepted accounting principles of the United Kingdom ("UK GAAP"). Accordingly, the consolidated financial information has been prepared in accordance with Bermuda law and under the historical cost convention and in accordance with UK GAAP, except for the departure from Financial Reporting Standard 6, "Acquisitions and Mergers" ("FRS 6"), as described below.

Basis of consolidation

The consolidated financial information includes the financial information of the Company, its subsidiary undertakings and the Group's interests in associated undertakings. The profits and losses of subsidiary undertakings and the Group's interests in the results of associated undertakings are included from the effective date of acquisition until the effective date of disposal.

As described under "Introduction" earlier, Benfield Group Limited became the ultimate holding company of the Group under a scheme of arrangement on 23 October 2002. The scheme of arrangement has been accounted for as a group reconstruction in accordance with the principles of merger accounting. The consolidated financial information of the Group includes the results of the Company for the eleven months since the date of its incorporation and the consolidated results of Benfield Holdings for the year ended 31 December 2002. The consolidated financial information presented for the years ended 31 December 2000 and 2001 includes the consolidated results of Benfield Holdings for those periods.

FRS 6 requires acquisition accounting to be adopted where all of the conditions laid down by merger accounting are not satisfied. One of the requirements of merger accounting is that the rights of each shareholder, relative to other shareholders, remain unchanged. Under the scheme of arrangement, a class of shareholder previously with limited voting rights, received common shares in the Company with full voting rights. In all other respects, the scheme of arrangement satisfied the requirements of merger accounting. This class of shareholder held approximately 1 per cent of the shares of Benfield Holdings prior to the scheme of arrangement and the conversion of these shares to common shares with voting rights does not materially change their rights or the relative rights of the other shareholders. Consequently, the Directors have considered that to record the scheme of arrangement as an acquisition by the Company, to attribute fair values to the assets and liabilities of Benfield Holdings and to reflect only the post scheme of arrangement consolidated results of the Group within this consolidated financial information would fail to give a true and fair view of the Group's consolidated results and financial position.

Accordingly, having regard to the overriding requirement of Financial Reporting Standard 18, "Accounting Policies" for the consolidated financial information to give a true and fair view of the Group's results and financial position, the Directors have adopted merger accounting principles in respect of the scheme of arrangement in drawing up the financial statements underlying this consolidated financial information. As a result, all equity shares, share options and deferred share units which were outstanding at the date of the scheme of arrangement have, together with all disclosures, been restated and presented throughout the period of the consolidated financial information to give effect to the scheme of arrangement as if it had occurred immediately prior to the start of the period. The Directors have considered it not practicable to quantify the effect of this departure from FRS 6.

Except as stated above, business combinations have been accounted for by the acquisition method of accounting.

Turnover

The Group generates turnover principally from commissions and fees associated with placing reinsurance contracts and programmes, which includes commissions and fees from providing risk advisory and related services.

Turnover from commissions and fees on placing reinsurance contracts and programmes are recognised at the later of the billing date for the payment of premium by the ceding group or the inception date of the coverage. Consistent with this policy, commissions on premiums, which in accordance with market practice are payable by ceding companies to the reinsurers in periodic instalments (typically quarterly or half-yearly), are recognised periodically as the related premiums are billed. Commissions on premium adjustments are recognised as they are advised and the premium is billed. Commission rebates payable to ceding companies are accrued, where necessary on an estimated basis, as the related brokerage revenue is recognised. Fees for claims, risk advisory and other services that are billed separately are recognised as these services are rendered.

Interest income

Interest income is recognised as earned and includes interest earned on cash flows arising from insurance broking debtors and creditors. As interest income forms an integral part of the Group's operating activities it is included in operating revenue.

Investment income

Investment income consists of dividends receivable for the year together with any realised investment gains and losses.

Lease commitments

The rentals payable under operating leases are charged on a straight-line basis to the profit and loss account over the period of the leases.

Where a leasehold property becomes surplus to the Group's foreseeable business requirements, or is sublet at a loss, provision is made for the expected future net cost of the property taking account of the duration of the lease and any recovery of cost achievable from subletting.

Employee share schemes

The cost of awards to employees that take the form of shares or rights to shares is charged to the profit and loss account on a straight-line basis over the period to which the employee's performance relates. The charge is based on the intrinsic value, being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met. Subsequent adjustments are made, if appropriate, to deal with changes in the probability of performance criteria being met and leavers forfeiting unvested shares. Provisions for share options are added to the profit and loss reserve.

Pension scheme contributions

Pension scheme contributions to the Group's money purchase schemes are charged to the profit and loss account in the period to which they relate.

Defined benefit plans operated by certain subsidiary undertakings at the date of their acquisition have been wound up or are in the process of termination. Until closure the expected costs of providing pensions under these schemes has been calculated periodically by professionally qualified actuaries using valuations based on the projected unit method and is charged to the profit and loss account so as to spread the costs over the remaining service lives of the employees in the scheme. Valuation surpluses and deficits are similarly spread over the service lives of employees in the scheme. Certain disclosures have been made in note 35 in accordance with the transitional arrangements of Financial Reporting Standard 17, "Retirement Benefits" ("FRS 17").

Taxation

The charge for taxation is based on the result for the period at current rates of tax and takes into account deferred tax.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in a future obligation to pay more tax or a future right to pay less tax have occurred. Timing differences are differences between the Group's taxable profits and its results as stated in the consolidated financial information. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associated undertakings only to the extent that, at the balance sheet date, dividends have been formally agreed by the subsidiary or associated undertaking. Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Foreign currency translation

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are translated

at the rates of exchange prevailing at the balance sheet date and the related translation gains and losses are reported in the consolidated profit and loss account.

On consolidation, the results of overseas businesses are translated into pounds sterling at the average rates of exchange applicable to the relevant period. The assets and liabilities of overseas businesses are translated into pounds sterling at the exchange rates ruling at the balance sheet date. Exchange differences arising on translating the net assets or liabilities of overseas businesses and on the translation of their results are taken directly to reserves.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated so as to write off the cost of tangible fixed assets on a straight-line basis over their estimated useful lives at the following rates:

Freehold property	Up to 2 per cent
Leasehold property	2 per cent or over the life of the lease, if lower
Fixtures, fittings, furniture and equipment	20 per cent to 25 per cent
Information technology systems	20 per cent to 50 per cent
Motor vehicles	20 per cent

Software that is purchased from a third party is capitalised where it relates to long-term information technology infrastructure on a continuing use basis.

Intangible assets

Intangible assets comprise goodwill. When a business is acquired, fair values are attributed to its separable assets and liabilities at the date of acquisition. Goodwill represents the difference between the fair value of the purchase consideration and the fair value of the separable net assets acquired. For acquisitions prior to 1 January 1998, goodwill arising on acquisition has been written off to reserves on consolidation. Following the introduction of Financial Reporting Standard 10, "Goodwill and Intangible Assets", goodwill arising on acquisitions after 1 January 1998 is capitalised and amortised over its useful economic life, which is 20 years. Goodwill is treated as a currency asset and revalued at the end of each reporting period.

Investments

Fixed asset investments, including own shares, are stated individually at cost less provisions for impairment.

Listed investments held as current assets are stated at the lower of cost and market value. Unlisted investments held as current assets are stated at the lower of cost and Directors' estimated valuation.

Impairment of fixed assets and goodwill

The Group undertakes a review for impairment of fixed assets and goodwill if events or changes in circumstances indicate that the carrying amount of a fixed asset or goodwill may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, which is the higher of net realisable value and value in use, the fixed asset or goodwill is written down to its recoverable amount. Net realisable value is the estimated amount at which an asset can be disposed of, less any direct selling costs. Value in use is the estimate of the discounted future cash flows generated from the asset's continued use, including those resulting from its ultimate disposal.

Employee share ownership trusts

The Benfield Employee Benefit Trust, the Benfield 1998 Employee Benefit Trust, the Greig Fester Group Employee (Guernsey) Trust (1990) and the Greig Fester Group 1993 Employee (Guernsey) Trust own shares in the Company and these are shown as own shares within fixed assets in the consolidated balance sheet. The income and expenses as well as assets and liabilities of these trusts are included in those of the underlying companies and consequently consolidated.

Where a relevant group company holds de facto control over the shares held by an employee share ownership trust, the assets and liabilities of the trust are recognised in the balance sheet of that company. The assets and liabilities of the trusts are included in the Group's consolidated balance sheet.

Insurance broking assets and liabilities

Reinsurance brokers normally act as agents in placing the risks of insurance companies with reinsurers, and, as such, generally are not liable as principals for amounts arising from such transactions. Notwithstanding such legal relationships, assets and liabilities arising from insurance broking transactions are included within non-insurance broking assets and liabilities recognising the fact that reinsurance intermediaries are entitled to retain investment income on any cash flows arising from such transactions. Similarly, fiduciary cash arising from insurance broking transactions is included within cash and deposits.

Insurance broking debtors and creditors are reported in accordance with the requirements of Financial Reporting Standard 5, "Reporting the Substance of Transactions". The standard precludes assets and liabilities being offset unless net settlement is legally enforceable, and as a result the insurance broking debtors and creditors have been shown as the gross amounts due in respect of each contract, instead of the net amount due to or from clients and underwriters.

Allowances are recorded, where necessary, for amounts considered by the Directors to be sufficient to meet probable future losses related to uncollectable accounts.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange and interest rate risks. These include both forward foreign exchange contracts and option foreign exchange contracts in respect of forecast brokerage income and interest rate swaps and collars in respect of forecast interest expenses.

Forward foreign exchange contracts and option foreign exchange contracts are held off-balance sheet and receipts and payments on settlement of these instruments are recognised at the maturity of the contract. Receipts and payments on settlement are recognised on an accruals basis over the life of the contract.

Changes to the fair value of foreign exchange contracts and interest rate contracts held as hedges against income or expense exposure are not recognised until the maturity of the contract.

3. SEGMENTAL REPORTING

The analyses which follow of turnover, profit before tax and net assets include, in 2001, contributions from E.W. Blanch which was acquired on 31 May 2001. The operations of E.W. Blanch were immediately integrated into the Group's existing activities such that its contribution to the analyses below for the year ended 31 December 2001 is not separately identifiable.

In the opinion of the Directors, the Group has had only one business segment during the three years ended 31 December 2002, being the provision of reinsurance and risk advisory services.

Turnover

Analysis by originating office location:

	Year ended 31 December		
	2000 £'000	2001 £'000	2002 £'000
Geographical analysis			
United Kingdom	100,099	139,367	161,173
North America	22,090	63,964	107,195
Continental Europe	3,476	3,493	5,273
Other	5,481	9,539	10,861
	131,146	216,363	284,502

Analysis by customer location:

	Year ended 31 December		
	2000 £'000	2001 £'000	2002 £'000
Geographical analysis			
United Kingdom	46,620	63,626	77,168
North America	32,055	88,202	133,970
Continental Europe	30,442	35,024	38,947
Other	22,029	29,511	34,417
	131,146	216,363	284,502

Profit before taxation

Geographical analysis	Year ended 31 December 2000 £'000	2001 £'000	2002 £'000
United Kingdom			
Operating profit before operating exceptional costs and goodwill amortisation	36,854	34,990	27,898
Operating exceptional costs	(5,054)	(25,830)	(9,727)
Goodwill amortisation	(1,354)	(6,306)	(9,968)
Operating profit	30,446	2,854	8,203
North America			
Operating profit before operating exceptional costs	2,530	10,920	24,188
Operating exceptional costs	(2,556)	(11,874)	(9,023)
Operating profit/(loss)	(26)	(954)	15,165
Continental Europe			
Operating profit	703	1,087	1,111
Other			
Operating profit before operating exceptional costs	1,718	4,308	3,422
Operating exceptional costs	—	(259)	—
Operating profit	1,718	4,049	3,422
Group			
Operating profit before operating exceptional costs and goodwill amortisation	41,805	51,305	56,619
Operating exceptional costs	(7,610)	(37,963)	(18,750)
Goodwill amortisation	(1,354)	(6,306)	(9,968)
Operating profit	32,841	7,036	27,901
Profit/(loss) from associated undertakings			
—United Kingdom	(44)	(10,011)	(5,711)
—North America	—	(410)	438
	(44)	(10,421)	(5,273)
Gain/(loss) on fixed assets			
—United Kingdom	—	(2,654)	1,233
—North America	—	(224)	157
—Other	—	192	15
	—	(2,686)	1,405
	32,797	(6,071)	24,033
Amounts written off investments—United Kingdom	—	(13,039)	—
Investment income	1,618	2,133	—
Interest payable and similar items	(4,283)	(12,848)	(13,637)
Profit before taxation	30,132	(29,825)	10,396

Net assets

Geographical analysis	31 December 2000 £'000	2001 £'000	2002 £'000
United Kingdom	76,320	119,030	100,251
North America	23,128	165,111	144,717
Continental Europe	4,598	5,166	1,511
Other	4,333	5,803	3,722
	108,379	295,110	250,201
Net debt (note 30b)	(52,928)	(248,566)	(189,938)
	55,451	46,544	60,263

Operating segments

Set out below are analyses of operating revenue and earnings before exceptional costs, interest, taxation, depreciation and amortisation ("Trading results") on the basis of the Group's operating segments. This basis is different from the analyses provided above which have been produced in accordance with the requirements of Statement of Standard Accounting Practice 25, "Segmental Reporting". The segmental analysis below conforms more closely to the manner in which the Group operates its business and how it assesses its financial performance.

Trading results

	Year ended	6 months ended		Year ended	6 months ended		Year ended
	31 December 2000 £'000	30 June 2001 £'000	31 December 2001 £'000	31 December 2001 £'000	30 June 2002 £'000	31 December 2002 £'000	31 December 2002 £'000
International							
Operating revenue	107,678	65,521	78,374	143,895	83,573	87,429	171,002
Operating profit before exceptionals	44,945	26,061	26,056	52,117	25,640	28,712	54,352
Depreciation	6,051	3,326	3,259	6,585	3,350	3,434	6,784
Trading result	50,996	29,387	29,315	58,702	28,990	32,146	61,136
United States							
Operating revenue	26,686	18,252	55,918	74,170	56,667	61,560	118,227
Operating profit/(loss) before exceptionals	4,577	(357)	11,438	11,081	5,928	10,077	16,005
Depreciation	241	866	3,773	4,639	2,605	2,264	4,869
Trading result	4,818	509	15,211	15,720	8,533	12,341	20,874
Corporate							
Operating revenue	3,850	2,422	5,017	7,439	1,712	511	2,223
Operating loss before exceptionals	(9,071)	(6,601)	(11,598)	(18,199)	(13,029)	(10,677)	(23,706)
Depreciation	33	76	212	288	252	253	505
Amortisation	1,341	1,453	4,853	6,306	4,754	5,214	9,968
Trading result	(7,697)	(5,072)	(6,533)	(11,605)	(8,023)	(5,210)	(13,233)
Total							
Operating revenue	138,214	86,195	139,309	225,504	141,952	149,500	291,452
Operating profit before exceptionals	40,451	19,103	25,896	44,999	18,539	28,112	46,651
Depreciation	6,325	4,268	7,244	11,512	6,207	5,951	12,158
Amortisation	1,341	1,453	4,853	6,306	4,754	5,214	9,968
Trading result	48,117	24,824	37,993	62,817	29,500	39,277	68,777

4. INTEREST INCOME

	Year ended 31 December		
	2000 £'000	2001 £'000	2002 £'000
Interest receivable	7,068	9,141	6,950

The Group earns interest income predominantly on fiduciary funds held on behalf of customers.

5. EXCEPTIONAL ITEMS

	Year ended 31 December		
	2000 £'000	**2001 £'000**	**2002 £'000**
Operating			
Costs and settlement in respect of litigation	2,448	13,735	—
Share options granted as part of acquisitions	2,606	2,596	5,451
Other costs in respect of acquisitions of businesses and teams, including the integration of E.W. Blanch	2,556	18,734	6,754
Impairment of goodwill in subsidiaries	—	2,898	—
Professional fees	—	—	6,545
	7,610	37,963	18,750
Non-operating			
Loss/(gain) on disposal of fixed assets	—	2,686	(1,405)
Amounts written off investments			
Amounts written off investments (note 17)	—	13,039	—

Costs and settlement in respect of litigation

In the years ended December 2000 and 2001 the Group was party to two legal disputes that resulted in exceptional legal and settlement costs. One dispute was with E.W. Blanch and concerned the employment by Benfield Greig LLC ("BG LLC") of certain former employees of E.W. Blanch, including Rodman Fox, a Director of the Company. This litigation was dismissed when the Group acquired E.W. Blanch in May 2001. The second dispute represented legal proceedings brought by the executors of the estate of a former director and shareholder of the Company following the repurchase of shares in the Company under the compulsory transfer provisions in the Company's articles of association. This dispute was settled during the year ended 31 December 2001.

Share options granted as part of acquisitions

In connection with acquisitions, the Group has historically awarded share based awards at a price other than that which is deemed by the Directors to be fair value. In the year ended 31 December 2000 the Group incurred exceptional costs of £2,606,000 relating to performance-related share options issued in 1998 as a result of the acquisition of Greig Fester Group Limited to incentivise and retain key executives and staff. The cost of the options with performance criteria attached, was being amortised over a three year vesting period to the end of 2000.

On the acquisition of E.W. Blanch in May 2001 the Group also provided share based awards to certain key employees for which the cost is being spread over a 17 to 29 month vesting period from the date of acquisition, resulting in a charge of £2,596,000 and £5,451,000 for the years ended 31 December 2001 and 2002 respectively.

Other costs in respect of acquisitions of businesses and teams, including the integration of E.W. Blanch

On the establishment of BG LLC during 2000 the Group made cash payments to Rodman Fox and other key members of his team which resulted in exceptional costs of £2,556,000 and £1,998,000 in the years ended 31 December 2000 and 2001, respectively. As described in note 32, during the year ended 31 December 2001, on the acquisition of E.W. Blanch, the Group made payments of £7,563,000 in connection with the subsequent buyout of BG LLC.

During the year ended 31 December 2001 the Group incurred property rationalisation costs of £2,000,000, redundancy costs of £5,934,000 and other integration costs of £1,239,000.

During the year ended 31 December 2002, the Group incurred additional costs in connection with the E.W. Blanch acquisition comprising a further £4,470,000 of property rationalisation costs, £921,000 of redundancy payments and £1,363,000 in relation to the termination of a defined benefit scheme.

Impairment of goodwill in subsidiaries

During the year ended 31 December 2001 the Group recognised impairment of goodwill in Benfield Advisory Limited (£1,023,000) and Rayco Sports Limited (£1,875,000).

Professional fees in respect of redomiciliation and US registration project

In the year ended 31 December 2002 the Group incurred professional fees of £6,545,000 in respect of its redomiciliation from the United Kingdom to Bermuda in October 2002 and the Group's initial intention to register its securities in the United States.

6. SHARE OF OPERATING LOSSES OF ASSOCIATED UNDERTAKINGS

	Year ended 31 December		
	2000 £'000	**2001 £'000**	**2002 £'000**
Share of operating losses of associated undertaking	(44)	(1,434)	(2,035)
Goodwill amortisation	—	(36)	(62)
Impairment charge	—	(5,185)	—
Write off of loans	—	(3,766)	(3,176)
	(44)	(10,421)	(5,273)

7. PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

	Year ended 31 December		
	2000 £'000	**2001 £'000**	**2002 £'000**
Profit/(loss) before taxation is stated after charging/(crediting):			
Staff costs (note 34)	57,531	109,845	140,045
Depreciation of tangible fixed assets (note 14)	6,325	11,512	12,158
Amortisation of goodwill (note 13)	1,341	6,306	9,968
Hire of machinery under operating leases	146	323	175
Operating lease rentals	4,018	3,335	10,085
Exchange differences – borrowings	—	(661)	(4,671)
Exchange differences – other	(925)	943	1,519
Other operating income	(12)	—	—
Group audit fees and expenses	355	650	750

Fees paid to PricewaterhouseCoopers for non-audit services in the United Kingdom were £569,000, £2,420,000 and £3,788,000 for the years ended 31 December 2000, 2001 and 2002, respectively.

8. INTEREST PAYABLE AND SIMILAR ITEMS

	Year ended 31 December		
	2000 £'000	**2001 £'000**	**2002 £'000**
Bank loans	(2,701)	(9,052)	(8,598)
Amortisation of bank loan issue costs	—	(240)	(618)
Loan notes	(537)	(442)	(376)
Debenture loans	(1,038)	(2,723)	—
Other interest payable	(7)	(391)	(4,045)
	(4,283)	(12,848)	(13,637)

The Group incurs interest expense arising under the bank loan facility set out in note 23. In connection with these borrowings the Group has incurred interest expense arising under US dollar and pounds sterling interest rate swap and collar derivatives. Interest expense under these derivatives has been recorded within other interest payable.

9. INVESTMENT INCOME

	Year ended 31 December		
	2000 £'000	**2001 £'000**	**2002 £'000**
Gain on sale of investments	208	1,305	—
Other investment income	1,410	828	—
	1,618	2,133	—

10. TAX ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

Analysis of charge in period

	Year ended 31 December		
	2000 **£'000**	**2001** **£'000**	**2002** **£'000**
United Kingdom			
Corporation tax at 30 per cent	10,133	8,830	9,801
Double tax relief	(306)	(214)	(1,680)
Adjustment in respect of prior years	(3,628)	(538)	(971)
	6,199	8,078	7,150
Foreign tax			
Corporation taxes	1,249	1,012	3,396
Share of taxation in associated undertakings	(4)	(226)	222
Total current tax	7,444	8,864	10,768
Deferred tax			
Origination and reversal of timing differences	—	(4,440)	(2,462)
Representing:			
United Kingdom	—	(742)	(2,681)
Foreign tax	—	(3,698)	219
Total deferred tax	—	(4,440)	(2,462)
Tax on profit/(loss) on ordinary activities	7,444	4,424	8,306

The tax for the years presented varied from the standard rate of corporation tax in the United Kingdom of 30 per cent in 2000, 2001 and 2002 as explained below:

	Year ended 31 December		
	2000 **£'000**	**2001** **£'000**	**2002** **£'000**
Profit/(loss) on ordinary activities before tax	30,132	(29,825)	10,396
Profit/(loss) on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom of 30 per cent.	9,040	(8,948)	3,119
Effects of:			
Goodwill impairment and amortisation	402	2,491	2,690
Share option costs	—	779	197
Impairment of investments	—	4,566	—
Share of losses of associated undertakings	—	2,901	1,804
Other expenses not deductible for tax	656	6,236	3,642
Adjustments in respect of prior years	(3,628)	(538)	(971)
Adjustments in respect of foreign tax rates	473	(728)	94
Unrecognised tax losses	501	583	335
Other timing differences	—	1,522	(142)
Current tax charge	7,444	8,864	10,768
Deferred tax charge/(credit)	—	(4,440)	(2,462)
Tax on profit/(loss) on ordinary activities	7,444	4,424	8,306

The tax effect of the non-operating exceptional items was £Nil in respect of the years ended 31 December 2000, 2001 and 2002, respectively.

11. DIVIDENDS

	Year ended 31 December		
	2000 £'000	2001 £'000	2002 £'000
Equity			
Interim paid – US$0.01 common shares	5,516	3,116	6,512
Final proposed – US$0.01 common shares	3,130	6,613	3,316
Non-equity			
Paid – 6 per cent £1 preferred ordinary shares	600	237	—
Paid – 5 per cent US$0.01 cumulative redeemable convertible preference shares	—	—	710
Payable – 5 per cent US$0.01 cumulative redeemable convertible preference shares	—	—	1,945
	9,246	9,966	12,483

	Year ended 31 December		
	2000 pence	2001 pence	2002 pence
Equity			
Interim paid – per US$0.01 common share	20.0	10.0	20.0
Final proposed – per US$0.01 common share	10.0	20.0	10.0

Dividends amounting to £242,000, £148,000 and £245,000 for the years ended 31 December 2000, 2001 and 2002 in respect of the Company's shares held by employee share trusts (note 16) have been deducted in arriving at the aggregate of dividends paid and proposed.

12. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year, excluding those held in the employee share trusts (note 16) which are treated as cancelled. In order to achieve comparability the weighted average number of ordinary shares prior to the scheme of arrangement has been restated into common shares to give effect to the scheme of arrangement (note 26) as if it occurred for all periods presented.

For diluted earnings per share, the weighted average number of common shares in issue, excluding those held in the employee share trusts, is adjusted to assume conversion of all dilutive potential common shares. The Company has had the following six classes of shares which were potentially dilutive during the periods presented:

(i) preferred ordinary shares;

(ii) convertible shares;

(iii) cumulative redeemable convertible preference shares;

(iv) those share options granted to employees where the exercise price is less than the estimated fair value of the Company's common shares during the relevant year;

(v) deferred share units; and

(vi) deferred consideration shares in respect of the acquisition of the minority interest in Benfield Greig Canada Limited ("BG Canada") and to satisfy liabilities in respect of businesses purchased from certain employees in 1996.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

	Year ended 31 December		
	2000 £'000	2001 £'000	2002 £'000
Profit/(loss) attributable to shareholders	22,688	(34,249)	2,090
Less: preference dividends	(600)	(237)	(2,655)
Earnings/(losses) attributable to ordinary shareholders after tax	22,088	(34,486)	(565)
Effect of exceptional costs charged against operating profit/(loss) and non-operating gains and losses	7,610	53,688	17,345
Taxation arising on exceptional costs and non-operating gains and losses	—	(8,878)	(3,256)
Earnings attributable to ordinary shareholders after tax and before exceptional costs and non-operating gains and losses	29,698	10,324	13,524
Effect of goodwill amortisation	1,341	6,306	9,968
Earnings attributable to ordinary shareholders after tax and before amortisation of goodwill, exceptional costs and non-operating gains and losses	31,039	16,630	23,492

Unadjusted earnings per share

	Year ended 31 December		
	2000 Number of shares	2001 Number of shares	2002 Number of shares
Weighted average number of shares	26,365,444	30,212,311	32,485,838
Dilution effect of share options	2,211,978	—	—
Dilution effect of contingently issuable shares	1,584,565	—	—
Weighted average number of shares on a diluted basis	30,161,987	30,212,311	32,485,838

Potentially dilutive securities totalling (i) 3,508,113 shares in respect of share options, deferred share units and contingently issuable and deferred consideration shares on acquisitions; and (ii) 3,454,656 shares in respect of share options, deferred share units and cumulative redeemable convertible preference shares, for the years ended 31 December 2001 and 2002, respectively, have not been included in the determination of diluted net loss per share as their inclusion would be anti-dilutive in those years.

Adjusted earnings per share

	Year ended 31 December		
	2000 Number of shares	2001 Number of shares	2002 Number of shares
Weighted average number of shares	26,365,444	30,212,311	32,485,838
Dilution effect of share options	2,211,978	2,326,345	2,385,142
Dilution effect of deferred share units	—	534,918	1,069,514
Dilution effect of contingently issuable shares	1,584,565	646,850	—
Weighted average number of shares on a diluted basis	30,161,987	33,720,424	35,940,494

Potentially dilutive securities totalling 1,521,793 shares in respect of cumulative redeemable convertible preference shares have not been included in the determination of diluted net loss per share as their inclusion would be anti-dilutive in the year ended 31 December 2002.

Supplementary basic and diluted earnings per share have been calculated to exclude the effect of exceptional costs charged against operating profit, non-operating gains and losses and goodwill amortisation. The adjusted numbers have been provided in order that the effects of these charges on reported earnings can be fully appreciated.

	Year ended 31 December		
	2000 Pence	2001 Pence	2002 Pence
Basic earnings/(losses) per US$0.01 common share	84	(114)	(2)
Effect of exceptional costs charged against operating profit/(loss) and non-operating gains and losses	29	177	53
Taxation arising on exceptional costs and non-operating gains and losses	—	(29)	(10)
Adjusted basic earnings per US$0.01 common share, before exceptional costs charged against operating profit and non-operating gains and losses	113	34	41
Effect of goodwill amortisation	5	21	31
Adjusted basic earnings per US$0.01 common share, before goodwill amortisation and before exceptional costs charged against operating profit and non-operating gains and losses	118	55	72
Unadjusted diluted earnings/(losses) per US$0.01 common share	73	(114)	(2)
Effect of previously antidilutive securities	—	12	—
Effect of exceptional costs charged against operating profit/(loss) and non-operating gains and losses	25	159	48
Taxation arising on exceptional costs and non-operating gains and losses	—	(26)	(9)
Adjusted diluted earnings per share, before exceptional costs charged against operating profit and non-operating gains and losses	98	31	37
Effect of goodwill amortisation	4	19	28
Adjusted diluted earnings per share, before goodwill amortisation and before exceptional costs charged against operating profit and non-operating gains and losses and goodwill amortisation	102	50	65

The effect of excluded dilutive securities represents the impact on the adjusted diluted earnings per share of dilutive securities which were anti-dilutive in the calculation of unadjusted gains/(losses) per share.

13. INTANGIBLE FIXED ASSETS

	Goodwill £'000
Cost	
At 1 January 2000	25,181
Exchange adjustments	1,635
Additions (note 31)	1,222
At 31 December 2000	28,038
Exchange adjustments	516
Acquisitions (note 31)	177,854
At 31 December 2001	206,408
Exchange adjustments	(12,899)
Additions (note 31)	154
At 31 December 2002	193,663
Amortisation	
At 1 January 2000	58
Charge for the year	1,341
At 31 December 2000	1,399
Exchange adjustments	31
Charge for the year	6,306
Provision for impairment	2,898
At 31 December 2001	10,634
Exchange adjustments	(926)
Charge for the year	9,968
At 31 December 2002	19,676
Net book amount	
At 31 December 2000	26,639
At 31 December 2001	195,774
At 31 December 2002	173,987

Goodwill balances relate to acquisitions made after 1 January 1998. Any goodwill balances arising on acquisitions prior to 1 January 1998 have been written off to reserves.

14. TANGIBLE FIXED ASSETS

	Freehold property £'000	Long leasehold property £'000	Short leasehold property £'000	Furniture, fittings and equipment £'000	Information technology systems £'000	Motor vehicles £'000	Total £'000
Cost							
At 1 January 2000	452	651	594	12,634	24,205	3,191	41,727
Exchange adjustments	(7)	—	19	(11)	32	(23)	10
Additions at cost	—	599	—	2,917	4,513	228	8,257
Assets written off in the year	—	—	—	(1,028)	(12,700)	(47)	(13,775)
Disposals	—	—	(72)	(7)	(3,078)	(1,079)	(4,236)
At 31 December 2000	445	1,250	541	14,505	12,972	2,270	31,983
Exchange adjustments	(5)	—	7	(17)	3	(24)	(36)
Additions at cost	35	—	90	1,977	5,761	181	8,044
Acquisitions (note 31)	1,407	1,072	2,019	5,428	11,452	116	21,494
Assets written off in the year	—	—	—	(4,259)	(4,780)	—	(9,039)
Disposals	(8)	—	(728)	(166)	(1,084)	(704)	(2,690)
At 31 December 2001	1,874	2,322	1,929	17,468	24,324	1,839	49,756
Exchange adjustments	(154)	(12)	(278)	(784)	(2,587)	6	(3,809)
Additions at cost	—	—	1,595	1,534	6,376	196	9,701
Disposals	(644)	—	(1,542)	(1,423)	(8,353)	(1,106)	(13,068)
At 31 December 2002	1,076	2,310	1,704	16,795	19,760	935	42,580
Accumulated depreciation							
At 1 January 2000	51	55	230	5,068	18,535	1,347	25,286
Exchange adjustments	2	—	15	7	12	(7)	29
Charge for the year	7	17	34	2,657	3,124	486	6,325
Assets written off in the year	—	—	—	(805)	(12,697)	(47)	(13,549)
Disposals	—	—	(33)	(2)	(3,015)	(638)	(3,688)
At 31 December 2000	60	72	246	6,925	5,959	1,141	14,403
Exchange adjustments	—	—	5	4	(26)	(9)	(26)
Charge for the year	32	41	281	3,534	7,260	364	11,512
Assets written off in the year	—	—	—	(2,501)	(3,635)	—	(6,136)
Disposals	—	—	(449)	(117)	(641)	(435)	(1,642)
At 31 December 2001	92	113	83	7,845	8,917	1,061	18,111
Exchange adjustments	(7)	(6)	(126)	(574)	(2,011)	—	(2,724)
Charge for the year	24	52	389	4,054	7,371	268	12,158
Disposals	(59)	—	(293)	(755)	(4,152)	(793)	(6,052)
At 31 December 2002	50	159	53	10,570	10,125	536	21,493
Net book amount							
At 31 December 2000	385	1,178	295	7,580	7,013	1,129	17,580
At 31 December 2001	1,782	2,209	1,846	9,623	15,407	778	31,645
At 31 December 2002	1,026	2,151	1,651	6,225	9,635	399	21,087

15. INVESTMENTS IN ASSOCIATED UNDERTAKINGS

	2000 £'000	2001 £'000	2002 £'000
At 1 January			
– net assets	1,114	954	2,884
– goodwill	—	—	1,188
	1,114	954	4,072
Exchange adjustments	—	—	(51)
Additions	—	5,291	1,390
Loans granted	—	3,766	5,912
Acquisitions			
– net assets	—	3,032	—
– goodwill	—	1,224	—
Share of results	(40)	(1,208)	(2,257)
Goodwill amortisation	—	(36)	(62)
Provision for impairment	—	(5,185)	—
Write-off of loans	—	(3,766)	(3,176)
Distributions received during the year	(120)	—	(322)
At 31 December			
– net assets	954	2,884	4,380
– goodwill	—	1,188	1,126
	954	4,072	5,506

The associated undertakings held by the Group during the period of the consolidated financial information are set out below:

Company	Nature of business	Country of incorporation	Effective interest at 31 December 2000	2001	2002
Benfield Sports International Limited	Sports consultant	United Kingdom	50%	50%	50%
Commission Freedom Holdings Limited	Investment holding company	United Kingdom	15%	15%	15%
Bluesure Limited	Personal lines insurance broker	United Kingdom	—	13%	95%
International Space Brokers, Inc.	Insurance intermediary	United States	—	46%	46%
Catastrophe Risk Exchange, Inc.	Internet based risk exchange	United States	—	50%	50%
Russell Miller Advisors Asia LLC	Merger and acquisition adviser	United States	—	50%	—

Under a restructuring plan during the year ended 31 December 2002, the Group's holding in Bluesure Limited ("Bluesure") was increased, initially to 82 per cent and subsequently to 95 per cent from the 13 per cent held at the start of the year. Bluesure has been excluded from the consolidation and accounted for under the equity method of accounting as, under this restructuring, its majority stake was held for resale. The final stage of the restructuring was completed in March 2003 and as a result the Group's equity holding was reduced to 48 per cent.

As at 31 December 2000, 2001 and 2002 the carrying value of the investment in Bluesure was £100,000, £Nil and £1,288,000, respectively.

In the years ended 31 December 2000, 2001 and 2002 the Group advanced funding to Bluesure of £278,000, £4,861,000 and £6,383,000 respectively. Investments and loans, after provision for impairment, outstanding as at 31 December 2000, 2001 and 2002 were £100,000, £Nil and £2,736,000, respectively. The Group provides Bluesure with office space and general administrative services at no cost.

As at 31 December 2002, Bluesure had a deficit on shareholders' funds of £8,985,000 comprising £104,000 of ordinary shares, £5,001,000 of cumulative redeemable convertible preference shares, £20,000 of share premium and retained losses amounting to £14,110,000. Bluesure recorded net losses of £6,463,000 and £7,647,000 in the years ended 31 December 2001 and 2002, respectively.

16. INVESTMENT IN OWN SHARES

	2000 £'000	2001 £'000	2002 £'000
Common shares of US$0.01			
At 1 January	21,970	9,491	9,184
Additions	1,534	—	—
Write down of shares under option	(12,626)	—	—
Shares transferred to employees	(1,387)	(307)	(1,735)
At 31 December	9,491	9,184	7,449

The number of own shares held was as follows:

	2000 Number	2001 Number	2002 Number
Common shares of US$0.01			
At 1 January	5,002,195	4,986,938	2,906,484
Additions	295,205	—	—
Shares transferred to employees	(310,462)	(2,080,454)	(439,755)
At 31 December	4,986,938	2,906,484	2,466,729

The shares are held by the trusts and employee share ownership plans set out below.

Benfield Employee Benefit Trust (1988)

The Benfield Employee Benefit Trust was established in September 1988. The trust was allotted shares in the Company in 1988, and since that time has purchased shares in the share transfer periods. The trustees of the trust make the shares that they hold available when employees exercise share options that have been granted, and have also gifted shares to employees at certain times. The trust receives any dividends that are paid in respect of its shareholding.

Benfield 1998 Employee Benefit Trust

The 1998 Employee Benefit Trust was established in December 1998. The shares held in the trust may be used to meet the Company's obligations to the holders of share options granted under the 1998 Share Plan.

During the year ended 31 December 2000, 3,080,088 common shares held by the trust were designated to cover options granted under the 1998 Share Plan which were exercisable from 1 January 2001. As a result their holding value was written down to reflect the exercise price of the options, with the corresponding balance in respect of the options written back accordingly. The trust held 991,875 and 974,375 common shares allocated to cover the options at 31 December 2001 and 2002, respectively.

The trustee has also gifted shares to employees at certain times. Under the provisions of the trust deed, the trustee waives any dividends in respect of shares held by the trust as trust assets.

Greig Fester Group Employee (Guernsey) Trust (1990) and the Greig Fester Group 1993 Employee (Guernsey) Trust

Greig Fester Group Limited ("Greig Fester") operated incentive arrangements through the Greig Fester Group Employee (Guernsey) Trust (1990) and the Greig Fester 1993 Employee (Guernsey) Trust. These trusts acquired shares in the Company as a result of the acquisition of Greig Fester in November 1997. The trusts receive any dividends that are paid in respect of their shareholdings.

The costs of funding and administering the trusts are charged to the profit and loss account of the Group in the year to which they relate and are set out below:

	Year ended 31 December		
	2000 £'000	2001 £'000	2002 £'000
Increase/(decrease) in profit before tax	(117)	(42)	76

17. OTHER LONG-TERM INVESTMENTS

	UK listed £'000	Overseas listed £'000	Unlisted £'000	Total £'000
Cost				
At 1 January 2000	44,713	3,116	—	47,829
Exchange adjustments	—	16	—	16
Additions at cost	—	292	100	392
Disposals	—	(18)	—	(18)
At 31 December 2000	44,713	3,406	100	48,219
Exchange adjustments	—	84	—	84
Additions at cost	—	3,599	23,529	27,128
Acquisitions (note 31)	—	4,032	781	4,813
Disposals	—	(11,110)	—	(11,110)
At 31 December 2001	44,713	11	24,410	69,134
Exchange adjustments	—	—	(773)	(773)
Additions at cost	—	—	634	634
Disposals	(40,596)	—	(1,293)	(41,889)
Transfer to current asset investments	(4,117)	(11)	(17,406)	(21,534)
At 31 December 2002	—	—	5,572	5,572
Provision for impairment				
At 1 January 2000	7,705	—	—	7,705
At 31 December 2000	7,705	—	—	7,705
Provision charge	13,039	—	—	13,039
At 31 December 2001	20,744	—	—	20,744
Disposals	(18,835)	—	—	(18,835)
Transfer to current asset investments	(1,909)	—	—	(1,909)
At 31 December 2002	—	—	—	—
Net book amount				
At 31 December 2000	37,008	3,406	100	40,514
At 31 December 2001	23,969	11	24,410	48,390
At 31 December 2002	—	—	5,572	5,572

United Kingdom listed investments consisted of a holding in BRiT Insurance Holdings PLC ("BRiT"), a company incorporated in England. The Group had an interest of 14.8 per cent, 8.4 per cent and 0.4 per cent in the issued share capital of BRiT at 31 December 2000, 2001 and 2002, respectively. The reduction in the Group's interest during the year ended 31 December 2001 was due to the Group not taking up its rights under an open offer made by BRiT. The reduction in the Group's interest during the year ended 31 December 2002 was due to the sale of the majority of the Group's investment in BRiT in May 2002 for cash consideration of £19,325,000. In addition, during that year the Group received an additional £3,500,000 of deferred consideration in respect of the disposal of Benfield Reinsurance Company Limited to BRiT in November 1999. The 0.4 per cent investment in BRiT at 31 December 2002 has been reclassified as a current asset investment.

On 31 December 2001 the Group acquired common shares in Montpelier Re Holdings Limited ("Montpelier Re") representing 2.9 per cent of Montpelier Re's common shares outstanding at that time, together with warrants entitling the Group to subscribe to an additional 4.6 per cent on an undiluted basis at the initial subscription price. Following the initial public offering of Montpelier Re during 2002, this investment has been reclassified as a current asset investment.

	31 December		
	2000 £'000	2001 £'000	2002 £'000
Listed investments at market value			
United Kingdom listed investments	31,368	26,612	—
Overseas listed investments	5,054	11	—
	36,422	26,623	—

18. NET FIDUCIARY ASSETS

The following fiduciary assets and liabilities held by the Group have been included in net current assets/(liabilities):

	31 December		
	2000 £'000	2001 £'000	2002 £'000
Insurance broking debtors (note 19)	1,143,185	2,783,373	3,367,670
Fiduciary investments (note 20)	614	42,722	60,891
Fiduciary cash and deposits	101,253	161,967	167,694
Insurance broking creditors (note 21)	(1,229,289)	(2,970,833)	(3,583,847)
Net fiduciary assets	15,763	17,229	12,408

Included within fiduciary cash and deposits are amounts which are available to the Group for general corporate purposes of £7,867,000, £5,704,000 and £8,541,000 at 31 December 2000, 2001 and 2002 respectively.

19. DEBTORS

	31 December		
	2000 £'000	2001 £'000	2002 £'000
Amounts falling due within one year			
Insurance broking debtors	1,143,185	2,783,373	3,367,670
Amounts owed by associated undertakings	57	256	134
Taxation recoverable	3,877	6,899	11,051
Deferred taxation	—	5,336	3,914
Other debtors	4,833	15,645	30,266
Prepayments and accrued income	4,236	9,556	15,190
	1,156,188	2,821,065	3,428,225
Amounts falling due after more than one year			
Deferred taxation	—	3,458	7,981
Other debtors	6,636	7,580	—
	6,636	11,038	7,981
	1,162,824	2,832,103	3,436,206

Other debtors at 31 December 2000, 2001 and 2002 include £4,200,000 in respect of loans provided by Benfield Greig (Holdings), Inc. ("Benfield Greig Holdings"), a wholly owned subsidiary undertaking, to Rodman Fox, a Director of the Company (note 39). All amounts outstanding at 31 December 2002 from Rodman Fox were repaid on 8 May 2003.

As at 31 December 2002 other debtors include a receivable of £12,500,000 in respect of an insurance claim made in relation to a class action lawsuit against E.W. Blanch and which is subject to a proposed settlement (note 25).

Deferred tax

	31 December		
	2000 £'000	2001 £'000	2002 £'000
Asset/(provision) for deferred tax comprises:			
Accelerated capital allowances	—	(236)	1,969
Provisions	—	3,492	3,922
Losses carried forward	—	2,826	96
Short-term timing differences	(111)	2,712	5,908
	(111)	8,794	11,895
At 1 January	(111)	(111)	8,794
Amount credited to profit and loss	—	4,440	2,462
On acquisition of E.W. Blanch	—	4,562	—
Exchange adjustments	—	(97)	639
At 31 December	(111)	8,794	11,895
Included in provisions (note 25)	(111)	—	—
Included in debtors within one year	—	5,336	3,914
Included in debtors after one year	—	3,458	7,981
	(111)	8,794	11,895

At 31 December 2000, 2001 and 2002 there is an unrecognised deferred tax asset of £782,000, £979,000 and £6,920,000, respectively relating to trading and capital losses within the Group which are unlikely to be utilised in the foreseeable future.

No deferred tax has been recognised in respect of unremitted earnings held in foreign subsidiary undertakings on the basis that these have either been permanently reinvested or, when remitted as dividends, any taxes due will substantially be offset by foreign tax credits.

20. CURRENT ASSET INVESTMENTS

	31 December		
	2000 £'000	2001 £'000	2002 £'000
Fiduciary investments			
Listed investments	—	40,213	60,891
Unlisted investments	614	2,509	—
	614	42,722	60,891
Non-fiduciary investments			
Listed investments	—	—	19,395
Unlisted investments	—	—	8
	614	42,722	80,294

Listed fiduciary investments consist principally of United States municipal bonds, and additionally at 31 December 2002, of investments in United Kingdom certificates of deposit, Eurocommercial paper and short dated bonds. Non-fiduciary listed investments at 31 December 2002 represent an investment in Montpelier Re with a carrying value of £17,188,000 (see note 40) and an investment in BRiT with a carrying value of £2,207,000.

As at 31 December 2000, 2001 and 2002, respectively, the market value of listed investments was £Nil, £40,213,000 and £90,208,000. The unlisted investments are shown at the lower of cost and Directors' valuation.

21. CREDITORS – AMOUNTS FALLING DUE WITHIN ONE YEAR

	31 December		
	2000 £'000	2001 £'000	2002 £'000
Bank and other borrowings (note 23)	29,328	34,169	28,416
Insurance broking creditors	1,229,289	2,970,833	3,583,847
Amounts due to associated undertakings	—	993	—
Corporation tax	7,596	7,742	15,613
Social security payable	1,594	1,341	3,146
Deferred consideration	999	—	—
Other creditors and accruals	19,639	67,364	46,302
Dividends accrued and proposed	3,511	6,613	5,475
	1,291,956	3,089,055	3,682,799

22. CREDITORS – AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	31 December		
	2000 £'000	2001 £'000	2002 £'000
Bank and other borrowings (note 23)	23,600	207,697	161,322
Loan notes (note 23)	—	6,700	200
Other creditors and accruals	1,450	4,182	1,040
	25,050	218,579	162,562

23. BANK AND OTHER BORROWINGS

	31 December		
	2000 £'000	2001 £'000	2002 £'000
Due within one year			
Secured bank loans due within one year or on demand (note a)	4,787	25,744	19,379
Unsecured debenture loans due within one year (note b)	14,819	—	—
Loan notes:			
– Variable unconditional loan note (note c)	—	477	295
– Guaranteed loan notes 2002 (note d)	9,722	7,748	2,242
– Loan notes to previous employee (note e)	—	200	200
– Other loan notes (note f)	—	—	6,300
	9,722	8,425	9,037
	29,328	34,169	28,416
Due after more than one year			
Secured bank loans (note a)	23,600	207,697	161,322
Loan notes to previous employee (note e)	—	400	200
Other loan notes (note f)	—	6,300	—
	23,600	214,397	161,522

(a) On 31 May 2001, the Group repaid the outstanding bank loan obligations under a facility that existed until that date. The rate of interest payable on the amounts drawn under that facility fluctuated in line with inter bank rates and was 7.66 per cent at 31 December 2000. The bank loan was denominated in pounds sterling and was secured by a fixed and floating charge over certain of the Group's assets. It was repayable in instalments between 1 July 2001 and 1 July 2004. At 31 December 2000 the amount outstanding under the facility was £28,387,000 representing amounts due within one year of £4,787,000 and amounts due after more than one year of £23,600,000.

On 31 May 2001, new multicurrency syndicated facilities amounting to US$390,000,000 secured on the assets of the Group were arranged to finance the acquisition of E.W. Blanch. These facilities comprised a term loan facility, which is repayable in instalments between 30 April 2002 and 30 April 2006, and a revolving loan facility, which is available until 30 April 2006. The rate of interest payable on the term loan and the revolving loan fluctuates in line with the current LIBOR rate, plus a variable margin dependent on certain financial ratios. The

margin was 2.0 per cent and 1.75 per cent at 31 December 2001 and 31 December 2002 respectively. At 31 December 2001 and 2002 the amount outstanding under these facilities, which were denominated in US dollars and pounds sterling, was £234,819,000 and £183,419,000 representing amounts due within one year of £26,126,000 and £20,249,000, respectively, together with amounts due after more than one year of £208,693,000 and £163,170,000, respectively. Unamortised facility fees of £410,000 and £896,000 have been set against amounts due within one year and £1,402,000 and £2,162,000 have been set against amounts due after more than one year for the years ended 31 December 2001 and 2002, respectively. The average interest rate payable was 4.4 per cent on the term loan and 3.9 per cent on the revolving loan for the year ended 31 December 2001, and 3.2 per cent on the term loan and 3.2 per cent on the revolving loan for the year ended 31 December 2002.

Additionally, as at 31 December 2001 and 2002 there were bank borrowings denominated in Chilean pesos amounting to £435,000 and £345,000 respectively, by a subsidiary undertaking, MSTC Blanch (Chile) Corressousde Reaseguro de Limitada, a company registered in Chile.

(b) On 29 December 1999 Benfield Greig (Holdings) Inc., a subsidiary of the Group, issued a US$22.1 million five year unsecured debenture with a coupon rate of 4 per cent per annum as part of the consideration for the acquisition of Bates Turner Intermediaries LLC. This debenture was redeemed on 10 October 2001 at a premium payable on redemption of 15 per cent, being US$3,316,500 (£2,257,000).

(c) Following the acquisition of E.W. Blanch in May 2001, the Group has assumed responsibility for a number of loan notes issued by United Kingdom subsidiary undertakings of E.W. Blanch. These loan notes are denominated in pounds sterling, bear interest at rates linked to United Kingdom bank base rates and are repayable at the option of the holder at dates between April 2002 and April 2004. The average rate of interest payable on the notes was 3.95 per cent and 4 per cent for the years ended 31 December 2001 and 2002, respectively.

(d) As part of the purchase consideration for Greig Fester Group Limited, the Company issued guaranteed loan notes, denominated in pounds sterling, to the vendors. These notes were repayable each 30 June and 31 December up to 31 December 2002 by the noteholder giving not less than 30 days prior notice in writing to the Company. Interest was payable on these notes at a variable rate, and was 4.87 per cent and 3.16 per cent at 31 December 2000 and 2001 respectively. Repayment of the loan notes was guaranteed via bank facilities. These loan notes were scheduled to be repaid in full as at 31 December 2002. An amount representing the unclaimed notes of £2,242,000 was payable into an escrow account on behalf of the noteholders as at 31 December 2002. From this date, the notes no longer accrue interest.

(e) The Group issued £600,000 of loan notes in April 2001 to a previous employee in respect of the acquisition of that employee's minority shareholding in a subsidiary company. These loan notes bear interest at variable rates linked to LIBOR and are repayable at the option of the holder at dates between 6 April 2002 and 31 December 2004. The interest rates were 3.48 per cent and 2.97 per cent at 31 December 2001 and 2002 respectively. The amount outstanding at 31 December 2001 and 2002 was £600,000 and £400,000 respectively, of which £400,000 and £200,000 respectively was due after more than one year.

(f) In May 2001, Benfield Greig (Holdings) Inc., a subsidiary of the Group, incurred an obligation to pay deferred consideration totalling £6,300,000 in connection with the purchase of the minority interests in BG LLC (note 31), of which £4,200,000 was payable to Rodman Fox. The deferred consideration carried interest at 4.25 per cent per annum and was payable on or before 31 December 2003. The amount due to Rodman Fox was settled on 8 May 2003.

24. FINANCIAL INSTRUMENTS

The Group's principal financial instruments, other than derivatives, comprise bank borrowings, certain loan notes issued, cash deposits and investments in money market funds and debt and equity securities. The Group enters into derivative transactions, principally interest rate swaps and collars and foreign currency contracts and options, to manage interest rate and currency risks arising from the Group's operations and its sources of finance. The Group does not hold financial instruments for trading purposes.

The main risks arising from the Group's financial instruments are interest rate, foreign currency and credit risks. The Group's board of Directors reviews and agrees policies for managing these risks as summarised below:

Interest rate risk

As at 31 December 2000, the Group had a secured bank loan amounting to £28,387,000 on which the rate of interest payable fluctuated in line with LIBOR rates. On 31 May 2001 the Group repaid this bank loan and arranged

multi-currency syndicated facilities amounting to US$390,000,000 secured on the assets of the Group in order to finance the acquisition of E.W. Blanch (note 23). Drawings under the facility are on a floating rate basis. The Group has mitigated its exposure to movements in interest rates by entering into amortising interest rate swap and collar derivative contracts in order to fix or limit the interest expense forecast to arise under the term loan facility. These contracts were scheduled to mature in June 2004 and are denominated in US dollars and pounds sterling in order to match the original profile of the term debt.

The effect of the Group's interest rate swaps and collars was to swap 70 per cent and 90 per cent, respectively, of the projected LIBOR based variable rate interest payment obligations of the term loan drawn under the facility, as at 31 December 2001 and 31 December 2002, respectively, for fixed rate or a limited range of floating rate interest payment obligations for a three year period ending 30 April 2004. The principal value of these contracts at 31 December 2001 and 2002 was £152,359,000 and £123,879,000, respectively.

Foreign currency risk

Group turnover is denominated principally in US dollars and pounds sterling. The Group seeks to mitigate its foreign currency exposure through the use of spot and forward foreign exchange instruments, including derivatives, in order to manage currency exposure, principally the conversion of US dollar revenues to pounds sterling. At 31 December 2000, 2001 and 2002 the Group had entered into contracts for a principal value of £13,107,000, £55,002,000 and £12,183,000, respectively.

The Group's borrowings under the facilities agreement described in note 23 were primarily in US dollars as at 31 December 2001 and entirely drawn in US dollars as at 31 December 2002. The effect of translation risk in respect of these borrowings is broadly to mitigate the translation risk relating to the balance sheet of the Group's operations in the United States.

Credit risk

The principal counterparty risk affecting the Group relates to the investment of Group cash and fiduciary funds held on behalf of its customers. The Group maintains policies to ensure compliance with regulatory requirements and providing for the diversification of such investments, utilising high quality financial institutions and approved money market funds.

Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures.

Interest rate risk profile of financial liabilities

The interest rate risk profile of the Group's financial liabilities at 31 December 2000, 2001 and 2002, after taking account of the interest rate swaps used to manage the interest profile, was as follows:

	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Financial liabilities on which no interest is paid £'000	Total £'000
Currency				
Pounds sterling				
– financial liabilities	38,109	—	1,450	39,559
– preferred ordinary shares	10,000	—	—	10,000
US dollars	—	14,819	—	14,819
At 31 December 2000	48,109	14,819	1,450	64,378
Pounds sterling				
– financial liabilities	31,288	29,187	6,444	66,919
– cumulative redeemable convertible preference shares	—	20,000	—	20,000
US dollars	101,716	85,940	1,802	189,458
Other currencies	435	—	1,108	1,543
At 31 December 2001	133,439	135,127	9,354	277,920
Pounds sterling				
– financial liabilities	695	6,300	6,874	13,869
US dollars				
– financial liabilities	112,012	68,344	778	181,134
– cumulative redeemable convertible preference shares	—	40,000	1,833	41,833
Other currencies	345	—	157	502
At 31 December 2002	113,052	114,644	9,642	237,388

All the Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances.

Included in US dollar fixed rate financial liabilities as at 31 December 2001 and 2002 are £85,940,000 and £68,344,000, respectively, relating to the proportion of the floating rate term loan covered by US dollar interest rate swaps. Included in pounds sterling fixed rate financial liabilities as at 31 December 2001 is £22,887,000 relating to the proportion of the floating rate term loan covered by pounds sterling interest rate swaps. As there were no pounds sterling drawings on the term loan as at 31 December 2002, the impact of the £20,141,000 pounds sterling interest rate swap at 31 December 2002 has been excluded from the above table.

The proportion of the term loan covered by US dollar and pounds sterling interest collar contracts described previously, has been included as floating rate financial liabilities. As at 31 December 2001 and 2002 a principal amount of £34,376,000 and £27,338,000, respectively, was outstanding in respect of the US dollar collar contract and a principal amount of £9,155,000 and £8,056,000, respectively, was outstanding in respect of the pounds sterling collar contract.

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Weighted average interest rate %	**Weighted average period for which rate is fixed Years**	**Weighted average period until maturity Years**
Currency			
Pounds sterling			
– financial liabilities	—	—	2
US dollars	4.0	4.0	—
At 31 December 2000	4.0	4.0	2
Pounds sterling			
– financial liabilities	5.4	2.3	3
– cumulative redeemable convertible preference shares	5.0	1.0	—
US dollars	5.2	2.4	1
Other currencies	—	—	2
At 31 December 2001	5.2	2.2	3
Pounds sterling			
– financial liabilities	4.3	1.0	2
US dollars			
– financial liabilities	5.2	1.4	1
– cumulative redeemable convertible preference shares	5.0	—	—
Other currencies	—	—	2
At 31 December 2002	5.1	1.3	2

Floating rate financial liabilities bear interest at rates based on the prevailing pounds sterling, US dollar or currency LIBOR rate. Rates are typically fixed in advance for periods of between one month and six months.

The preferential dividend on the cumulative redeemable convertible preference shares accrued interest at a rate of 5 per cent per annum on the paid up value of each share. From 1 January 2003 onwards, the rate of dividend will increase year on year by 1 per cent per annum. With effect from 1 January 2006 the preferential dividend will accrue at the rate of 9 per cent per annum. Should the Company fail to pay any instalment of the preferential dividend when due, the dividend rate for subsequent periods will be increased to 9 per cent per annum.

Interest rate risk of financial assets

	Cash and bank deposits £'000	Money market funds £'000	Listed debt £'000	Unlisted debt £'000	Long term debtors assets	Total £'000	Listed equity £'000	Unlisted equity £'000	Total £'000
Pounds sterling	14,101	—	—	—	6,339	20,440	37,006	—	57,446
US dollars	55,236	—	—	—	282	55,518	—	—	55,518
Other currencies	45,154	—	—	—	15	45,169	3,408	714	49,291
At 31 December 2000	114,491	—	—	—	6,636	121,127	40,414	714	162,255
No interest received	—	—	—	—	6,636	6,636			
Floating rate	114,491	—	—	—	—	114,491			
Fixed rate	—	—	—	—	—	—			
At 31 December 2000	114,491	—	—	—	6,636	121,127			
Pounds sterling	28,481	—	—	—	6,651	35,132	23,969	—	59,101
US dollars	130,100	11,500	2,507	26,900	522	171,529	5,813	17,188	194,530
Other currencies	50,768	—	1,900	—	407	53,075	11	1,324	54,410
At 31 December 2001	209,349	11,500	4,407	26,900	7,580	259,736	29,793	18,512	308,041
No interest received	—	—	—	—	1,280	1,280			
Floating rate	209,349	11,500	4,407	26,900	—	252,156			
Fixed rate	—	—	—	—	6,300	6,300			
At 31 December 2001	209,349	11,500	4,407	26,900	7,580	259,736			
Pounds sterling	37,250	—	—	—	—	37,250	2,207	—	39,457
US dollars	127,133	—	31,066	26,564	—	184,763	20,650	—	205,413
Other currencies	39,091	—	—	—	—	39,091	3,899	1,480	44,470
At 31 December 2002	203,474	—	31,066	26,564	—	261,104	26,756	1,480	289,340
Floating rate	203,474	—	31,066	26,564	—	261,104			
Fixed rate	—	—	—	—	—	—			
At 31 December 2002	203,474	—	31,066	26,564	—	261,104			

Cash, bank deposits and money market funds are placed with banks and other approved financial institutions and earn interest at market rates linked to the relevant currency LIBOR rate. Listed equity principally represents the Group's holdings in BRiT and Montpelier Re (notes 17 and 20).

Cash and bank deposits in pounds sterling, US dollars and other currencies were placed with banks on an average two month rolling basis and earned interest in the case of the pounds sterling deposits at 6.1 per cent, 5.1 per cent and 4.0 per cent and in the case of the US dollar deposits at 6.4 per cent, 3.9 per cent, and 1.8 per cent per annum, for each of the years ended 31 December 2000, 2001 and 2002, respectively.

Listed debt investments consist of two managed portfolios that invest in US commercial paper, corporate bonds and US government and government agency bonds. The average annual yield on these portfolios was 4.5 per cent for the year ended 31 December 2001 and 3.3 per cent for the year ended 31 December 2002.

Unlisted debt investments earn interest at fixed rates ranging from 1.6 per cent to 3.8 per cent as at both 31 December 2001 and 2002.

Maturity of financial liabilities

The maturity profile of the carrying amount of the Group's financial liabilities, other than fiduciary creditors, other short-term trade creditors and accruals at 31 December 2000, 2001 and 2002 was as follows:

	Within 1 year £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000	Total £'000
Debt	29,328	11,111	12,489	—	52,928
Preferred ordinary shares	—	—	—	10,000	10,000
Other financial liabilities	—	1,450	—	—	1,450
At 31 December 2000	29,328	12,561	12,489	10,000	64,378
Debt	34,169	32,243	181,859	295	248,566
Cumulative redeemable convertible preference shares	—	—	—	20,000	20,000
Other financial liabilities	781	4,596	3,977	—	9,354
At 31 December 2001	34,950	36,839	185,836	20,295	277,920
Debt	28,416	30,241	131,048	233	189,938
Cumulative redeemable convertible preference shares	1,833	—	—	40,000	41,833
Other financial liabilities	415	1,292	3,860	—	5,567
At 31 December 2002	30,664	31,533	134,908	40,233	237,338

Other financial liabilities includes provisions for vacant leasehold properties of £5,172,000 and £4,527,000 as at 31 December 2001 and 2002, respectively.

Borrowing facilities

The Group has the following undrawn committed floating rate borrowing facilities available at 31 December 2000, 2001 and 2002 in respect of which all conditions precedent had been met at those dates:

	31 December		
	2000 £'000	2001 £'000	2002 £'000
Expiring within 1 year	—	1,732	1,821
Expiring between 1 and 2 years	—	—	—
Expiring in more than 2 years	5,000	37,399	324
	5,000	39,131	2,145

Benfield Premium Finance Limited facility

A group subsidiary undertaking, Benfield Premium Finance Limited ("Premium Finance"), has established during 2002 a special purpose vehicle trust company, BG Funding No 1 Plc ("BG Funding"), in connection with its planned business of providing securitised funding of insurance premiums for customers. As part of these arrangements Premium Finance has agreed to make available a £1,250,000 facility to BG Funding. The business of BG Funding is not yet operative and no amounts have been drawn down.

Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities at 31 December 2000, 2001 and 2002. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest rates and by applying year end exchange rates. Set out below the table is a summary of the methods and assumptions used for each category of financial instrument.

	Year ended 31 December					
	2000		2001		2002	
	Book value £'000	Fair value £'000	Book value £'000	Fair value £'000	Book value £'000	Fair value £'000
Financial instruments held or issued to finance the Group's operations:						
Short-term bank loan	4,787	4,787	25,744	26,154	19,379	20,275
Short-term loan notes	9,722	9,722	8,425	8,425	9,037	9,037
Short-term debenture loans	14,819	14,819	—	—	—	—
Long-term bank loan	23,600	23,600	207,697	208,664	161,322	163,143
Long-term loan notes	—	—	6,700	6,700	200	200
Preferred ordinary shares	10,000	10,453	—	—	—	—
Cumulative redeemable convertible preference shares	—	—	20,000	20,000	40,000	40,000
Other financial liabilities	1,450	1,450	9,354	9,354	5,567	5,567
Listed debt investments	—	—	4,407	4,407	31,066	31,066
Unlisted debt investments	—	—	26,900	26,900	26,564	26,564
Listed equity investments	40,414	36,422	29,793	30,471	26,756	60,171
Unlisted equity investments	714	714	18,512	18,512	1,480	1,480
Other financial assets	6,636	6,636	7,580	7,580	—	—
Money market funds	—	—	11,500	11,500	—	—
Cash and bank deposits	13,238	13,238	47,382	47,382	35,780	35,780
Derivative financial instruments held to manage the interest rate and currency profile:						
Interest rate swaps	—	—	—	(3,624)	—	(4,543)
Derivative financial instruments held or issued to hedge the currency exposure on expected future revenue:						
Forward foreign currency contracts	—	(70)	—	(381)	—	(70)

Summary of methods and assumptions

Short-term bank loan, loan notes and debenture loans	The fair value of short-term bank loans, loan notes and debenture approximates to the carrying value reported, excluding the unamortised facility fees set against the bank loan, because of the short maturity of these items.
Long-term bank loans and loan notes	The fair value of long-term debt approximates to the carrying value reported in the balance sheet, excluding the unamortised facility fees set against the bank loan, as the majority are floating rate where payments are reset to market rates at intervals of less than one year.
Preferred ordinary shares	The fair value of the preferred ordinary shares is based on the expected dividend return for the shares, discounted using the appropriate market yield curve.
Cumulative redeemable convertible preference shares	The fair value of the Group's cumulative redeemable convertible preference shares has been estimated for all periods based on the latest price at which third party investors purchased the stock.

Other financial liabilities	Other financial liabilities consist mainly of discounted property provisions, and therefore the carrying value is adjusted each year to ensure the provisions approximate fair value.
Listed debt and equity investments	The fair value of listed debt and equity investments are based on their quoted market price. In addition at 31 December 2002 the Group held warrants over shares in Montpelier Re. The fair value of these warrants, which were carried at nil book value, has been valued using the Black-Scholes option pricing methodology.
Unlisted debt investments	The fair value of long-term unlisted debt investments has been calculated using fair market yield curves and the applicable margin for each instrument.
Unlisted equity investments	The fair value of non-marketable investments has been estimated by the Directors based on their realisable economic value to the Group, as determined by management and external advisors.
Other financial assets	The fair value of other financial assets approximates to the carrying value.
Money market funds	The fair value is based on carrying value due to the typically short maturity and high credit quality of these instruments.
Cash and bank deposits	The fair value is based on carrying value due to the typically short maturity and high credit quality of these instruments.
Foreign exchange and interest rate derivative instruments	The fair value of foreign exchange and interest rate derivative instruments are based on the market price of comparable instruments at the balance sheet date.

Currency exposures

In order to mitigate the effect of the currency exposure to US dollars arising from its operations in the United States the Group borrows principally in US dollars and designates these borrowings to be attributable to the net investment in these companies. Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of those assets and liabilities are taken to the profit and loss account of the Group.

	Net foreign currency monetary assets/(liabilities)				
	Pounds sterling £'000	**US dollars £'000**	**Euro £'000**	**Other currencies £'000**	**Total £'000**
Functional currency of Group operation:					
Pounds sterling	—	—	—	—	—
At 31 December 2000	—	—	—	—	—
Pounds sterling	—	(188,501)	47	29	(188,425)
At 31 December 2001	—	(188,501)	47	29	(188,425)
Pounds sterling	—	(182,858)	12	13	(182,833)
At 31 December 2002	—	(182,858)	12	13	(182,833)

Hedges

The Group's policy is to hedge the following exposures:

Interest rate risk

- using interest rate swaps and collar derivative contracts to fix and limit approximately 70 per cent of floating rate interest expense payments.

Currency risk

– using spot and forward foreign exchange contracts to manage its currency exposures to, principally, US dollar denominated brokerage revenue;

– to match fiduciary assets and liabilities such that cash held on behalf of the Group's customers does not create translation risk.

The table below shows the extent to which the Group has off-balance sheet unrecognised gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which were included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	Unrecognised		
	Gains £'000	**Losses £'000**	**Total net gains/ losses £'000**
Gains and losses on hedges at 1 January 2000	—	(20)	(20)
Arising before 1 January 2000 included in the year to 31 December 2000 income	—	20	20
Arising during the year and not included in current year income	—	(298)	(298)
Gains and losses on hedges at 31 December 2000	—	(298)	(298)
Arising before 1 January 2001 included in the year to 31 December 2001 income	—	298	298
Arising during the year and not included in current year income	538	(4,184)	(3,646)
Gains and losses on hedges at 31 December 2001	538	(4,184)	(3,646)
Arising before 1 January 2002 included in the year to 31 December 2002 income	(538)	920	382
Arising during the year and not included in current year income	—	(1,349)	(1,349)
Gains and losses on hedges at 31 December 2002	—	(4,613)	(4,613)
Of which:			
Gains and losses expected to be included in 2003 income	—	(3,277)	(3,277)
Gains and losses expected to be included in 2004 income or later	—	(1,336)	(1,336)

On 31 May 2001, as a condition of obtaining the facilities to finance the acquisition of E.W. Blanch, the Group was required by its lenders to enter into interest rate hedging arrangements. The Group entered into US dollar and pounds sterling swap and collar arrangements, fixing or limiting the rate of interest payable on approximately 70 per cent of the Group's term debt. These arrangements were scheduled to expire in June 2004. The rates payable on the swaps are 5.15 per cent for US dollar and 5.65 per cent for pounds sterling. The maximum rate payable under the US dollar collar contract is 7 per cent and the minimum rate is 3.5 per cent. The maximum rate payable under the pounds sterling contract is 7 per cent and the minimum is 4.5 per cent.

Financial instruments held for trading purposes

The Group does not trade in financial instruments.

25. PROVISIONS FOR LIABILITIES AND CHARGES

	Deferred tax £'000	Vacant properties £'000	Litigation and disputes £'000	Other £'000	Total £'000
At 1 January 2000	111	—	—	—	111
Charged to the profit and loss account	—	—	539	—	539
At 31 December 2000	111	—	539	—	650
On acquisition (note 31)	—	4,152	13,797	1,000	18,949
Charged to the profit and loss account	—	2,230	—	—	2,230
Utilised in year:					
– existing	(111)	—	(539)	—	(650)
– acquired	—	(1,210)	(908)	—	(2,118)
At 31 December 2001	—	5,172	12,889	1,000	19,061
Exchange adjustments	—	(207)	(639)	—	(846)
Charged to the profit and loss account	—	2,535	12,800	—	15,335
Utilised in year – acquired	—	(2,973)	(2,626)	—	(5,599)
At 31 December 2002	—	4,527	22,424	1,000	27,951

Vacant properties

On the acquisition of E.W. Blanch the Group inherited certain vacant and partly sub-let leasehold properties primarily arising from the restructuring undertaken by E.W. Blanch prior to its acquisition. These properties are principally located in the United Kingdom and the United States. In addition, subsequent to its acquisition of E.W. Blanch, the Group rationalised and consolidated its property space. Provision has been made for the residual lease commitments, together with any related outgoings, after taking into account any existing and anticipated sub-tenancy arrangements.

Litigation and disputes

In the ordinary course of the Group's business it is subject to claims for alleged errors and omissions made in connection with its broking activities. The Group has recognised provisions in respect of claims for errors and omissions and other legal disputes, together with anticipated legal costs to the extent that such exposures are not covered by the Group's insurance policies. These provisions principally arose from claims and circumstances relating to E.W. Blanch prior to its acquisition by the Group.

Due to the differing nature and circumstances of those claims it is not possible to make an overall assessment of when the claims are likely to be paid.

In addition during the year ended 31 December 2002 the Group made a provision of US$20,000,000 (£12,500,000) in respect of a class action lawsuit brought against E.W. Blanch and certain of its directors and officers by public shareholders in E.W. Blanch prior to its acquisition by the Group. The lawsuit alleges that the defendants made false and misleading statements to the investing public, certain of the individual defendants profited from those statements and that E.W. Blanch's stock traded at artificially inflated prices. The US$20,000,000 provided reflects a provisional settlement of these proceedings by the defendants without any admission of liability. The settlement is subject to comment by the class members and final court approval. E.W. Blanch carried directors' and officers' insurance for the relevant period and the proposed settlement amount is covered by this insurance. Accordingly an equivalent amount of US$20,000,000 has been accounted for within other debtors due within one year (note 19) and there is no net impact on the profit and loss account.

Other

Other provisions comprise an amount of £1,000,000 at 31 December 2001 and 2002 in respect of options granted over 20 per cent of the share capital of the Group's benefit consulting business.

26. CALLED UP SHARE CAPITAL

Scheme of arrangement on 23 October 2002

On its incorporation on 1 February 2002, the Company issued 12,000 US$1.00 founder shares to Benfield Group plc. These shares were nil paid and the Company did not trade or pay any dividends prior to 23 October 2002. On 23 October 2002, under a court approved scheme of arrangement, the Company became the ultimate holding company of the Benfield Group.

Under the scheme of arrangement:

- the share capital of Benfield Group plc was cancelled;
- the reserve created by the cancellation of the share capital of Benfield Group plc was used to pay up new shares in Benfield Group plc;
- the Company issued new fully paid common shares of US$0.01 to all of the former holders of fully paid ordinary shares in Benfield Group plc on a one-for-two basis;
- the Company issued new partly paid common shares of US$0.01 to all of the former holders of partly paid ordinary shares in Benfield Group plc on a one-for-two basis, the unpaid subscription amount becoming the US dollar equivalent of £4.10 per share payable;
- the Company issued new common shares of US$0.01 to all of the former holders of incentive shares in Benfield Group plc, a class of non-voting shares owned by employees of the Group, on a one-for-two basis;
- the Company issued new cumulative redeemable convertible preference shares of US$0.01 to all of the holders of the cumulative redeemable convertible preference shares in Benfield Group plc on a one-for-two basis;
- holders of options under the Benfield 1998 Share Option Scheme (the "1998 Share Option Scheme") had the opportunity to exercise their options on 22 October 2002, even if they could not have otherwise exercised their options, or to rollover their options on a one-for-two basis on the same terms as the 1998 Share Option Scheme. Additionally, at this time performance criteria related to options issued under the 1998 Share Option Scheme were deemed by the Directors to be waived;
- holders of units in the Deferred Share Unit Retention Plans now held their units on a one-for-two basis over the Company's new common shares of US$0.01; and
- Benfield Group plc was re-registered as a private limited company and changed its name to Benfield Holdings Limited.

Following the scheme of arrangement the 12,000 founder shares were repurchased for US$1.00 and cancelled.

As a result of this scheme of arrangement, the Company now owns all of the share capital in Benfield Holdings Limited (formerly Benfield Group plc) and the former shareholders of Benfield Holdings Limited now own shares in the Company.

The scheme of arrangement has been accounted for as a group reconstruction in accordance with the principles of merger accounting. As a result, all equity shares, share options and deferred share units which were outstanding at the date of the scheme of arrangement have, together with all disclosures, been restated and presented throughout the period of the consolidated financial information to give effect to the scheme of arrangement as if it had occurred at the start of the period. The preferred ordinary shares of £1 and the convertible shares of £1 which were repurchased and cancelled prior to the scheme of arrangement, together with the authorised convertible ordinary shares of 1p each, which were never issued, have been presented on an historical basis as these amounts were not impacted by the scheme of arrangement.

Number of shares	31 December 2000 Number	2001 Number	2002 Number
Authorised			
Common shares of US$0.01	50,000,000	50,586,150	200,000,000
Convertible ordinary shares of 1p	1,172,300	—	—
Preferred ordinary shares of £1	10,000,000	—	—
Convertible shares of £1	—	10	—
Cumulative redeemable convertible preference shares of US$0.01	—	20,000,000	20,000,000
Preference shares of US$0.01	—	—	40,000,000
Founder shares of US$1	—	—	12,000
Allotted, called up and fully paid			
Common shares of US$0.01			
At 1 January	30,731,752	32,231,752	35,161,560
Repurchased and cancelled	—	(125,000)	—
Allotted to employees	1,500,000	3,054,808	97,202
At 31 December	32,231,752	35,161,560	35,258,762
Preferred ordinary shares of £1			
At 1 January	10,000,000	10,000,000	—
Repurchased and cancelled	—	(9,999,990)	—
Redesignated as convertible shares	—	(10)	—
At 31 December	10,000,000	—	—
Convertible shares of £1			
At 1 January	—	—	10
Preferred ordinary shares redesignated as convertible shares	—	10	—
Repurchased and cancelled	—	—	(10)
At 31 December	—	10	—
Cumulative redeemable convertible preference shares of US$0.01			
At 1 January	—	—	10,000,001
Allotted	—	10,000,001	9,999,999
At 31 December	—	10,000,001	20,000,000

Nominal value	31 December 2000 £'000	2001 £'000	2002 £'000
Authorised			
Common shares of US$0.01	323	327	1,291
Convertible ordinary shares of 1p	12	—	—
Preferred ordinary shares of £1	10,000	—	—
Convertible shares of £1	—	—	—
Cumulative redeemable convertible preference shares of US$0.01	—	129	129
Preference shares of US$0.01	—	—	258
Founder shares of US$1	—	—	9
Allotted, called up and fully paid			
Common shares of US$0.01			
At 1 January	198	208	226
Repurchased and cancelled	—	(1)	—
Allotted to employees	10	19	1
At 31 December	208	226	227
Preferred ordinary shares of £1			
At 1 January	10,000	10,000	—
Repurchased and cancelled	—	(10,000)	—
At 31 December	10,000	—	—
Cumulative redeemable convertible preference shares of US$0.01			
At 1 January	—	—	65
Allotted	—	65	65
At 31 December	—	65	130
Total share capital	10,208	291	357

Changes to share capital prior to the scheme of arrangement on 23 October 2002

Year ended 31 December 2000

In April 2000 1,500,000 common shares of US$0.01 each were allotted to Rodman Fox and Paul Karon on the establishment of BG LLC (note 31) at £4.20 per share, being the nominal value of £10,000 and a total consideration of £6,300,000, resulting in a surplus over the nominal value of the shares issued of £6,290,000.

Year ended 31 December 2001

At an Extraordinary General Meeting held on 24 May 2001 the Company's shareholders approved the repurchase and cancellation of 125,000 common shares and 9,999,990 of preferred ordinary shares for an aggregate consideration of £11,000,000. The remaining 10 preferred ordinary shares were redesignated as 10 convertible shares of £1 each.

In May and June the Group issued 2,262,500 common shares for consideration of £22,625,000 to employees of the Group in exchange for the interest that those employees held in certain subsidiary companies (note 31). The Group issued a further 600,000 common shares for consideration of £6,000,000 in order to satisfy liabilities in respect of business purchased from certain employees in 1996. In addition, the Group issued 192,308 common shares for consideration of £1,923,000 in respect of contingent deferred consideration in relation to the acquisition of the remaining interest in BG Canada that it did not already own (note 31). In total, during the year 3,054,808 common shares of US$0.01 each were issued for a nominal value of £19,000 and a consideration of £30,548,000. The total surplus over the nominal value of the shares issued was £30,529,000.

On 31 December 2001 the Company's shareholders approved the creation of a new class of share, cumulative redeemable convertible preference shares of US$0.01 each. On the same day 10,000,001 cumulative redeemable convertible preference shares were allotted to a new shareholder for £2 per share, being a total nominal value of £65,000 and a total consideration of £20,000,000, resulting in a surplus over the nominal value of the shares issued of £19,935,000.

Year ended 31 December 2002

In January 2002 the Company called the remaining £1.80 payment in respect of 424,813 partly paid common shares of US$ 0.01 each resulting in additional proceeds of £807,000.

In May 2002, 97,202 fully paid common shares of US$0.01 each were allotted to employees, being the nominal value of £1,000 and a total consideration of £1,068,000, resulting in a surplus over the nominal value of the shares of £1,067,000.

In April 2002, the Company allotted 9,999,999 cumulative redeemable convertible preference shares of US$0.01 each, being a total nominal value of £65,000 and a total consideration of £20,000,000, resulting in proceeds, net of issue costs of £861,000, of £19,139,000 and a surplus over the nominal value of shares issued of £19,074,000.

Common shares of US$0.01 each

The current bye-laws of the Company (the "Bye-laws") provide that when an individual ceases to be an employee of the Group, for whatever reason, they are deemed to have served a transfer notice in respect of the common shares that they own. The Bye-laws also state that the common shares held by persons who are deemed to have served a transfer notice will not be entitled to vote whilst the shares remain subject to the transfer notice.

At 31 December 2002, a total of 771,699 common shares were subject to deemed transfer notices and therefore were no longer entitled to vote at general meetings of the Company, but remain entitled to receive dividends on those shares.

All of the common shares at 31 December 2002 are fully paid except for 187,500 common shares that were issued partly paid. These partly paid common shares were issued at £4.20 per share of which the US dollar equivalent of £4.10 remains payable when called by the Company.

Convertible ordinary shares of 1p each

No convertible ordinary shares were issued during the period of the consolidated financial information. During 2001, all the authorised convertible ordinary shares of Benfield Group plc were redesignated as ordinary shares.

Preferred ordinary shares of £1 each

The preferred ordinary shares entitled holders to a participating dividend equal to the greater of 2.5 per cent of the adjusted net profit as defined in the articles of association (the "Articles"), and 6 pence per share per year. The Articles provided that the preferred ordinary shares were convertible into common shares in accordance with the formula contained therein if the whole of the common shares in issue were to be admitted to a listing on the London Stock Exchange.

The holders of the preferred ordinary shares had voting rights as if they were holders of 1,219,145 common shares as at 31 December 2000. On a winding up the preferred ordinary shareholders were entitled to the amount paid up per share and any arrears of dividend.

The preferred ordinary shares were repurchased and cancelled or redesignated as convertible shares of £1 per share on 24 May 2001.

Convertible shares of £1 each

The convertible shares ranked alongside the common shares in respect of dividends and on a winding-up of the Company, but carried no voting rights. The convertible shares carried rights to convert into common shares *inter alia*, on any listing of any class of share in the Company, on transfer or sale of 30 per cent or more of the common shares of the Company, or on disposal of a substantial part of the assets or undertaking of the Company according to a formula set out in the Articles. If none of these events had occurred by 30 September 2002, the terms of the Articles required the Company to repurchase the convertible shares of £1 per share.

A part of the scheme of arrangement described above, all the authorised and issued convertible shares of Benfield Group plc were repurchased and cancelled.

Cumulative redeemable convertible preference shares of US$0.01 each

The cumulative redeemable convertible preference shares have certain preferential rights over and above the Company's common shares. These shares will be redeemed on the seventh anniversary of their issue but will also be convertible into common shares or redeemable in certain circumstances prior to that date.

The holders of the cumulative redeemable convertible preference shares will be entitled to a fixed cumulative preferential dividend payable in preference to any dividend on any other class of share in the Company. For the twelve month period commencing on 1 January 2002, the preferential dividend will accrue at the rate of 5 per cent per annum on the issue price of each share. Thereafter the rate of dividend will increase year on year by 1 per cent per annum. With effect from, and including, the fifth twelve month period following 1 January 2002 the preferential dividend will accrue at the rate of 9 per cent per annum. Should the Company fail to pay any instalment of the preferential dividend when due, the dividend rate for subsequent financial periods will be increased to 9 per cent per annum.

The shares confer a preferential right over the holders of other classes of share, after payment of the Company's liabilities, to the return of amounts paid up on those shares and any arrears and accruals of preferential dividend on any liquidation of the Company or other return of assets to shareholders.

Except in relation to any variation of the rights attaching to the cumulative redeemable convertible preference shares, the cumulative redeemable convertible preference shares will not, except in certain limited circumstances, carry any votes at any general meeting of the Company. The shares may be converted at the option of the holder into fully paid common shares at a conversion price equal to the fair value of common shares at the time of conversion, subject to a minimum conversion price of US$15.84 per share and a maximum conversion price of US$19.008 per share. If the holders of the cumulative redeemable convertible preference shares have not elected to convert into common shares in the Company on or before seven years after the date of issue, the cumulative redeemable convertible preference shares are redeemable by the Company at their issue price.

Preference shares of US$0.01 each

The Bye-laws of the Company provide that the Board is authorised to issue the preference shares in one or more series on such terms and with such rights as the Board may determine, provided that those terms and rights shall not grant to the preference shares rights which rank in priority to the cumulative redeemable convertible preference shares.

No preference shares have yet been issued.

Founder shares of US$1 each

On its incorporation on 1 February 2002 Benfield Group Limited issued 12,000 founder shares of US$1 each. These shares were nil paid. Following the scheme of arrangement these shares were repurchased for US$1 and cancelled.

Share option schemes

The Group has two share option schemes, the Benfield Holdings Limited 1992 Employee Share Option Scheme and the Benfield Holdings Limited 1998 Share Option Scheme under which options have been granted. The share option schemes, which were approved by the shareholders in 1992 and 1998, entitle option holders to subscribe for shares in the Company at prices ranging from 2 pence to £11.00.

During the years ended 31 December 2000, 2001 and 2002 options over 27,333, 2,056,963 and 244,739 common shares were exercised respectively. 126,313, 46,000 and 69,501 share options lapsed in the years ended 31 December 2000, 2001 and 2002, respectively. The number of shares subject to options, the years in which the options were granted and the years in which the options may be exercised are given below.

Under the scheme of arrangement described above, all outstanding options, which were not already exercisable became so. The Group offered option holders under both share option schemes the opportunity to exchange their old options over ordinary shares of Benfield Group plc for "rollover" options over common shares of Benfield Group Limited on a two-for-one basis. The terms and conditions of the rollover options, including the aggregate

option prices and vesting periods, are substantially equivalent to the terms and conditions of the corresponding Benfield Group plc options which were cancelled in connection with the rollover offer, other than performance conditions attached to the "B" options under the 1998 Share Option Scheme, which were deemed by the Board of Directors to have been now waived.

There were no performance conditions governing the exercise of the 1992 Employee Share Option Scheme nor the "A" options under the 1998 Share Option Scheme.

Year of grant	Exercise price (pence)	Exercise period commencing	Exercise period ending	31 December 2000 Number of common shares	2001 Number of common shares	2002 Number of common shares
1992 Employee Share Option Scheme						
1999	215	11 October 1999	15 November 2002	300,813	300,813	—
1998 Share Option Scheme						
'A' Options						
1998	10	1 January 2001	21 December 2008	677,938	211,375	211,375
1999	10	1 January 2001	25 February 2009	327,138	29,562	23,687
1999	10	1 January 2001	13 June 2009	126,000	4,750	—
1999	10	1 January 2001	26 August 2009	187,500	187,500	187,500
2000	520	1 May 2003	27 January 2004	—	—	3,333
2000	520	1 May 2003	27 July 2010	884,375	866,875	769,375
2000	520	1 May 2003	30 October 2010	6,250	6,250	6,250
2001	520	1 May 2004	17 May 2011	—	37,500	37,500
2001	1,100	1 May 2004	6 December 2011	—	100,000	100,000
2001	520	1 May 2001	27 December 2011	—	72,500	72,500
2001	520	1 May 2002	27 December 2011	—	72,500	72,500
2001	520	1 May 2002	27 December 2011	—	72,500	72,500
2001	420	10 September 2002	27 December 2011	—	50,000	50,000
2001	1,000	1 May 2004	27 December 2011	—	57,000	44,500
2001	1,100	1 May 2004	27 December 2011	—	50,000	50,000
2002	2	1 November 2002	23 January 2012	—	—	55,831
2002	2	1 November 2003	23 January 2012	—	—	111,666
2002	1,100	1 May 2004	23 January 2012	—	—	590,000
2002	1,000	1 May 2004	23 January 2012	—	—	125,000
2002	1,100	1 May 2004	23 January 2012	—	—	56,250
2002	1,100	1 January 2005	23 January 2012	—	—	50,000
2002	1,100	1 May 2004	29 April 2012	—	—	175,000
2002	1,100	1 January 2005	29 April 2012	—	—	50,000
2002	1,100	1 January 2005	19 May 2012	—	—	12,500
2002	1,100	1 May 2004	22 August 2012	—	—	28,750
2002	1,100	1 May 2004	28 August 2012	—	—	10,250
				2,209,201	1,818,312	2,966,267
'B' Options						
1998	10	1 January 2001	21 December 2008	1,400,625	528,125	528,125
1999	10	1 January 2001	25 February 2009	327,138	29,563	23,687
1999	10	1 January 2001	13 June 2009	33,750	8,750	—
1999	420	1 January 2003	9 December 2009	225,000	225,000	225,000
2000	520	1 May 2003	27 July 2010	626,875	626,875	568,125
2000	520	1 May 2003	30 October 2010	16,250	11,250	11,250
2001	1,000	1 May 2004	27 December 2011	—	57,000.	44,500
2002	1,000	1 May 2004	23 January 2012	—	—	125,000
2002	420	1 October 2002	12 June 2012	—	—	15,000
				2,629,638	1,486,563	1,540,687

Deferred share units

In May 2001 the Group established the Benfield 2001 Deferred Share Unit Retention Plan and the Benfield 2001 Deferred Share Unit Retention Plan for California Employees for employees of the Group based in the United States.

The plans incentivise employees by authorising a committee to grant non-vested deferred share units that vest on the vesting date. Each participant holding a vested deferred share unit shall receive a stock certificate for the number of shares underlying the participant's vested deferred share unit on the distribution date or the participant's deferred distribution date, as applicable.

The number of deferred share units in issue giving the participants the right to receive an equivalent number of common shares in the Company provided they are still an employee of the Group on the relevant vesting date is shown below:

	31 December		
	2000 Number of common shares	2001 Number of common shares	2002 Number of common shares
Vesting date			
31 October 2002	—	266,728	266,903
30 June 2003	—	—	49,290
30 September 2003	—	—	33,333
31 October 2003	—	533,456	530,269
30 June 2004	—	—	98,576
30 September 2004	—	—	66,667
	—	800,184	1,045,038

27. OTHER RESERVES

	Merger reserve £'000	Other reserves £'000	Total £'000
At 1 January 2000	44,046	4,500	48,546
Surplus over nominal value of shares issued	6,290	—	6,290
At 31 December 2000	50,336	4,500	54,836
Transfer from profit and loss account	10,003	—	10,003
Surplus over nominal value of shares issued	50,463	—	50,463
At 31 December 2001	110,802	4,500	115,302
Surplus over nominal value of shares issued	20,948	—	20,948
At 31 December 2002	131,750	4,500	136,250

Other reserves represent a transfer of retained earnings to non-distributable reserves in Benfield Ellinger Limited in 1997.

28. PROFIT AND LOSS ACCOUNT

	2000 £'000	2001 £'000	2002 £'000
At 1 January	(23,222)	(10,213)	(69,179)
Net exchange adjustments	241	(6)	(2,658)
Retained profit/(loss) for the year	12,768	(44,556)	(10,450)
Utilisation of a provision for common shares to be issued to employees	—	(6,000)	—
Provision for deferred share units	—	2,596	5,637
Transfer to merger reserve	—	(10,003)	—
Common shares redeemed during the year	—	(997)	—
At 31 December	(10,213)	(69,179)	(76,650)

Cumulative goodwill relating to acquisitions made prior to 1 January 1998, which has been eliminated against reserves, amounted to £110,725,000 as at 31 December 2000, 2001 and 2002.

29. NON-EQUITY SHAREHOLDERS' FUNDS

	31 December		
	2000 £'000	2001 £'000	2002 £'000
Non-equity interests			
Preferred ordinary shares	10,000	—	—
Cumulative redeemable convertible preference shares	—	20,000	41,883
	10,000	20,000	41,883

30. CASH FLOW

(a) Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended 31 December		
	2000 £'000	2001 £'000	2002 £'000
Continuing operations			
Operating profit	32,841	7,036	27,901
Amortisation of intangible assets	1,341	6,306	9,968
Provision for impairment of intangible fixed assets	—	2,898	—
Depreciation of tangible fixed assets	6,325	11,512	12,158
Loss on sale of tangible fixed assets	373	—	—
Cost of shares gifted during the year	83	100	361
Cost of share options issued	—	2,596	4,927
Increase in debtors	(3,696)	(5,784)	(11,894)
Increase/(decrease) in creditors	5,911	1,431	(6,070)
Increase/(decrease) in provisions for liabilities and charges	539	(539)	8,890
Exchange translation differences	(466)	(4,236)	(3,187)
Net cash inflow from operating activities	43,251	21,320	43,054

(b) Reconciliation of movements in net cash

Year ended 31 December 2000

	At 1 January 2000 £'000	Cashflow £'000	Other non-cash changes £'000	Exchange movements £'000	At 31 December 2000 £'000
Cash at bank and in hand	102,106	12,402	—	(17)	114,491
Deposits classified as liquid assets	(46,673)	(19,350)	—	32	(65,991)
	55,433	(6,948)	—	15	48,500
Debt due after more than 1 year					
— bank loans	32,569	(4,182)	(4,787)	—	23,600
— loan debentures	13,718	—	(14,819)	1,101	—
	46,287	(4,182)	(19,606)	1,101	23,600
Debt due within 1 year					
— bank loans	5,556	(5,556)	4,787	—	4,787
— loan debentures	—	—	14,819	—	14,819
— loan notes	12,219	(2,497)	—	—	9,722
	17,775	(8,053)	19,606	—	29,328
	64,062	(12,235)	—	1,101	52,928
Liquid resources	49,954	16,489	—	162	66,605
Net cash	41,325	21,776	—	(924)	62,177

Year ended 31 December 2001

	At 1 January 2001 £'000	Cashflow £'000	Acquisitions (excluding cash and overdrafts) £'000	Other non-cash changes £'000	Exchange movements £'000	At 31 December 2001 £'000
Cash at bank and in hand	114,491	95,244	—	—	(386)	209,349
Deposits classified as liquid assets	(65,991)	(1,936)	—	—	—	(67,927)
	48,500	93,308	—	—	(386)	141,422
Debt due after more than 1 year						
— bank loans	23,600	213,184	—	(25,031)	(4,056)	207,697
— loan notes	—	—	—	6,700	—	6,700
	23,600	213,184	—	(18,331)	(4,056)	214,397
Debt due within 1 year						
— bank loans	4,787	(49,235)	44,921	25,271	—	25,744
— loan debentures	14,819	(14,819)	—	—	—	—
— loan notes	9,722	(1,995)	498	200	—	8,425
	29,328	(66,049)	45,419	25,471	—	34,169
	52,928	147,135	45,419	7,140	(4,056)	248,566
Liquid resources	66,605	(30,863)	74,907	—	—	110,649
Net cash	62,177	(84,690)	29,488	(7,140)	3,670	3,505

Year ended 31 December 2002

	At 1 January 2002 £'000	Cashflow £'000	Other non-cash changes £'000	Exchange movements £'000	At 31 December 2002 £'000
Cash at bank and in hand	209,349	(1,639)	—	(4,236)	203,474
Deposits classified as liquid assets	(67,927)	(37,876)	—	2,802	(103,001)
	141,422	(39,515)	—	(1,434)	100,473
Debt due after more than 1 year					
— bank loans	207,697	(8,967)	(18,761)	(18,647)	161,322
— loan notes	6,700	—	(6,500)	—	200
	214,397	(8,967)	(25,261)	(18,647)	161,522
Debt due within 1 year					
— bank loans	25,744	(25,744)	19,379	—	19,379
— loan notes	8,425	(5,888)	6,500	—	9,037
	34,169	(31,632)	25,879	—	28,416
	248,566	(40,599)	618	(18,647)	189,938
Liquid resources	110,649	73,012	2,435	(2,801)	183,295
Net cash	3,505	74,096	1,817	14,412	93,830

Liquid resources comprise current asset investments and short-term deposits with banks which mature within 12 months of the date of inception.

Non-cash changes comprise amortisation of prepaid costs relating to the arrangement of debt facilities and transfers between categories of debt due after more than one year and debt due within one year together with the issue of loan notes on the acquisition of certain businesses during 2001.

The total net cash inflow/(outflow) during the year in respect of the movements in bank loans includes any arrangement costs paid in respect of new facilities (note 23a).

(c) Movement in borrowings

	Year ended 31 December		
	2000 £'000	2001 £'000	2002 £'000
Debt due within 1 year:			
Repayment of part of borrowings	(8,053)	(66,049)	(31,632)
Debt due after 1 year:			
New secured bank loan and loan notes	1,374	243,875	70,669
Repayment of part of borrowings	(5,556)	(28,639)	(77,769)
Increase in borrowings	(12,235)	149,187	(38,732)
Arrangement costs of bank loans	—	(2,052)	(1,867)
Cash inflow/(outflow)	(12,235)	147,135	(40,599)

31. ACQUISITIONS

Acquisitions in 2000

During the year ended 31 December 2000 the Group purchased the remaining interest in BG Canada that it did not already own.

	£'000
Book value of net liabilities acquired	(223)
Goodwill	1,222
Consideration	999
Consideration satisfied by:	
Liability for common shares to be issued	999

No adjustments were made to the book value of the assets and liabilities acquired in order to present them at fair value.

Acquisitions in 2001

During the year ended 31 December 2001 the Group purchased E.W. Blanch together with its subsidiary and associated undertakings. The Group also purchased the remaining interests in BG LLC, Benfield Advisory Holdings Limited ("Benfield Advisory") and Rayco Sports Limited ("Rayco Sports") that it did not already own and settled the deferred consideration in respect of BG Canada.

The total consideration paid by the Group for these acquired companies was £160,231,000 resulting in goodwill of £177,854,000.

Acquisition of E.W. Blanch in 2001

The Group purchased E.W. Blanch on 31 May 2001 for a total consideration, including acquisition costs, of US$188,100,000 (£129,313,000). In addition, immediately prior to acquisition the Group provided funding of US$64,649,000 to E.W. Blanch, of which US$55,500,000 was used to repay the existing unsecured revolving credit facility. Accordingly, on acquisition the Group assumed total debt of US$66,901,000 comprising the US$64,649,000 it had advanced to the E.W. Blanch together with US$2,252,000 of other bank loans and borrowings . The total adjustments required to the book values of the assets and liabilities of E.W. Blanch in order to present the net assets of E.W. Blanch at fair value in accordance with the Group's accounting principles were £64,633,000, together with the resultant amount of goodwill arising.

The operations of E.W. Blanch were immediately integrated into the Group's existing operations such that the post-acquisition results of the E.W. Blanch business for the year ended 31 December 2001 are not separately identifiable.

In its last financial year to 31 December 2000 and for the period since that date to the date of its acquisition the results of E.W. Blanch were as shown below. The results are shown on the basis of United Kingdom generally accepted accounting principles, as applied by the Group at the date of this report, and have been translated using average exchange rates of 1.5550 and 1.4476 US dollars to pounds sterling for the year ended 31 December 2000 and period ended 31 May 2001, respectively.

Consolidated profit and loss information of E.W. Blanch

	Year ended 31 December 2000 £'000	5 months ended 31 May 2001 £'000
Operating revenue and operating loss		
Operating revenue		
United States	84,728	33,973
International	46,741	17,278
	131,469	51,251
Operating profit before exceptional items, depreciation and amortisation	9,572	1,636
Operating exceptional items	(12,013)	(9,729)
Depreciation and amortisation	(9,023)	(3,945)
Operating loss	(11,464)	(12,038)
Other information		
Gain/(loss) on sale of fixed assets	2,940	(519)
Gain on sale of subsidiary undertaking	590	—
Loss on ordinary activities before taxation	(13,950)	(32,427)
Tax on loss on ordinary activities	5,333	(341)
Loss on ordinary activities after taxation	(8,617)	(32,768)
Equity minority interests	(231)	10

Consolidated statement of total recognised gains and losses of E.W. Blanch

	Year ended 31 December 2000 £'000	5 months ended 31 May 2001 £'000
Loss for the financial period	(8,848)	(32,758)
Exchange adjustments offset in reserves	(5,565)	(3,915)
Tax on exchange adjustments offset in reserves	2,325	1,534
Total losses recognised for the period	(12,088)	(35,139)

Acquisition of E.W. Blanch in 2001

	Book value £'000	Revaluations £'000	Other £'000	Fair value £'000
Intangible fixed assets	34,401	(34,401)	—	—
Tangible fixed assets	20,415	1,079	—	21,494
Investments in associated undertakings	3,812	—	444	4,256
Investment in own shares	10,020	(10,020)	—	—
Other long-term investments	7,075	(2,262)	—	4,813
Debtors – within one year	941,116	—	(8,088)	933,028
Debtors – more than one year	5,292	—	4,345	9,637
Current asset investments	74,710	—	197	74,907
Cash at bank and in hand – own funds	14,582	—	—	14,582
Cash at bank and in hand – fiduciary funds	72,334	—	—	72,334
Creditors – within one year	(1,112,958)	—	(15,099)	(1,128,057)
Creditors – more than one year	(7,278)	—	1,372	(5,906)
Provisions for liabilities and charges	(16,749)	—	(2,200)	(18,949)
	46,772	(45,604)	(19,029)	(17,861)
Minority interest	(296)	—	—	(296)
Net assets acquired	46,476	(45,604)	(19,029)	(18,157)
Goodwill				147,470
Cash consideration				129,313

The book value of the assets and liabilities has been taken from the management accounts of E.W. Blanch at 31 May 2001, the date of acquisition, and adjusted in order to be stated in accordance with UK GAAP, as applied by the Group at the date of this report and translated at the exchange rate of 1.4545 US dollars to pounds sterling.

The principal fair value adjustments relate to:

(i) the write off of goodwill in respect of acquisitions capitalised within E.W Blanch;
(ii) the revaluation of freehold property included in tangible fixed assets;
(iii) the elimination of E.W. Blanch's investment in own shares as these were cancelled on acquisition;
(iv) the revaluation of certain fixed asset investments to fair value;
(v) adjustment to deferred tax assets included in debtors over more than one year as a consequence of other adjustments made;
(vi) the inclusion of an accrual for £11,612,000 in creditors due within one year representing the triggering of payments to certain senior executives which were contingent on an acquisition;
(vii) the reversal of a £930,000 balance in creditors due in more than one year relating to the spreading of property rental payments, the accounting for which was reset on acquisition.

Other acquisitions in 2001

	£'000
Book value of net assets acquired	534
Goodwill	29,461
Consideration	29,995
Consideration satisfied by:	
Cash	6,770
Loan notes (note 23e)	600
Common shares issued	22,625
	29,995

During the year ended 31 December 2001, the Group acquired (i) the remaining 49 per cent of BG LLC for equity consideration of £20,000,000 and deferred cash consideration of £6,300,000, (ii) the remaining 29 per cent of Benfield Advisory for equity consideration of £750,000, cash consideration of £470,000 and £600,000 of loan notes; and (iii) the remaining 50 per cent of Rayco Sports for equity consideration of £1,875,000. No adjustments were required to the book value of the assets and liabilities acquired in order to present them at fair values.

In addition, during the year ended 31 December 2001 the remaining contingent deferred consideration in respect of BG Canada was paid, giving rise to further goodwill of £923,000.

Acquisitions in 2002

During the year ended 31 December 2002, the Group acquired an additional 27 per cent interest in Wildnet Group Limited for a cash consideration of £154,000 resulting in goodwill of £154,000.

32. CASH FLOW RELATING TO EXCEPTIONAL ITEMS

In the year ended 31 December 2000, operating cash flows included cash outflows of £2,556,000 and £1,909,000 relating to cash incentive payments on the establishment of BG LLC and litigation costs, respectively.

In the year ended 31 December 2001, operating cash flows included cash outflows of £3,538,000 of litigation costs, of which £539,000 were incurred during the year ended 31 December 2000, £2,578,000 relating to cash incentive payments on the establishment of BG LLC and £5,210,000 of severance payments and £669,000 of other integration costs in relation to the restructuring of the Group following the acquisition of E.W. Blanch.

In the year ended 31 December 2002, operating cash flows included cash outflows of £10,736,000 in respect of the settlement of litigation and related costs, £921,000 of severance payments, £7,563,000 guaranteed buyout bonus payment on dissolution of BG LLC, £1,104,000 in respect of professional fees in respect of the Company's redomiciliation and £5,441,000 of professional fees in relation to the Company's initial plan to register in the United States.

33. MAJOR NON-CASH TRANSACTIONS

Part of the consideration for the purchase of the remaining interests in BG LLC and Benfield Advisory during the year ended 31 December 2001 comprised common shares. Further details of these acquisitions are set out in note 31.

34. EMPLOYEES AND DIRECTORS

	Year ended 31 December		
	2000 £'000	2001 £'000	2002 £'000
Staff costs for the Group during the year			
Wages and salaries	47,036	92,055	120,028
Social security costs	5,226	9,685	10,964
Other pension costs (note 35)	5,269	8,105	9,053
	57,531	109,845	140,045

Included within staff costs for the year ended 31 December 2001 is a payment of £7,563,000 made to Rodman Fox and other key members of his team in connection with the buyout of BG LLC. The total staff costs for the year ended 31 December 2001 excluding this amount were £102,282,000.

	Year ended 31 December		
	2000 Number	2001 Number	2002 Number
Average monthly number of people (including Executive Directors) employed			
Broking and technical services	428	948	1,277
Support services	150	157	293
Other activities	63	38	84
	641	1,143	1,654

The remuneration of the Directors of the Company who will be Directors of the Company at the date of its listing on the London Stock Exchange, was as follows:

	Year ended 31 December		
	2000 £'000	2001 £'000	2002 £'000
Directors			
Aggregate emoluments	7,286	7,355	6,112
Aggregate gains made on the exercise of share options	—	—	251
Company contributions to money purchase pension schemes	310	369	290
	7,596	7,724	6,653

For the years ended 31 December 2000, 2001 and 2002, retirement benefits accrued under money purchase pension schemes for four, five and four Directors, respectively.

(i) Analysis of remuneration by Director

Year ended 31 December 2000

	Salary and fees £'000	Benefits £'000	Bonus £'000	Total excluding pensions £'000	Pensions £'000
Executive Directors:					
Grahame Chilton	500	39	1,500	2,039	60
John Coldman	300	31	300	631	90
Rodman Fox (appointed 28 March 2000)	314	245	2,348	2,907	—
David Spiller	375	59	625	1,059	70
John Whiter	338	50	262	650	90
	1,827	424	5,035	7,286	310
Non-executive Directors:					
Keith Harris	—	—	—	—	—
Francis Maude	—	—	—	—	—
	1,827	424	5,035	7,286	310

Benefits include the provision of interest free loans, a company car allowance, medical insurance, a phone allowance and club fees.

Year ended 31 December 2001

	Salary and fees £'000	Benefits £'000	Bonus £'000	Total excluding pensions £'000	Pensions £'000
Executive Directors:					
Grahame Chilton	500	45	—	545	60
John Coldman	300	31	—	331	90
Rodman Fox	412	132	4,847	5,391	—
Andrew MacDonald (appointed 1 March 2001)	219	31	—	250	59
David Spiller	375	21	—	396	70
John Whiter	338	40	—	378	90
	2,144	300	4,847	7,291	369
Non-executive Directors:					
Keith Harris	30	—	—	30	—
Francis Maude	34	—	—	34	—
	2,208	300	4,847	7,355	369

Benefits include the provision of interest free loans, a company car allowance, medical insurance, a phone allowance and club fees.

Year ended 31 December 2002

	Salary and fees £'000	Benefits £'000	Bonus £'000	Total excluding pensions £'000	Pensions £'000
Executive Directors:					
Grahame Chilton	500	33	1,147	1,680	60
John Coldman	300	32	405	737	90
Rodman Fox	399	57	435	891	—
Andrew MacDonald	225	47	200	472	70
David Spiller	375	31	1,199	1,605	70
John Whiter	338	34	250	622	—
	2,137	234	3,636	6,007	290
Non-executive Directors:					
Keith Harris	40	—	—	40	—
Francis Maude	65	—	—	65	—
	2,242	234	3,636	6,112	290

Benefits include the provision of a company car allowance, medical insurance, a phone allowance and club fees.

In the year ended 31 December 2001, the executive directors waived their entitlement to any discretionary bonus. No Director waived emoluments in respect of the years ended 31 December 2000 and 2002.

(ii) Interests in share options

Details of options held by Directors are set out below:

Name	Date of grant	Earliest exercise date	Expiry date	Exercise price (pence)	Number at 1 January 2000 (US$0.01 shares)	Granted/ (lapsed) in year	Exercised in year	Number at 31 December 2000 (US$0.01 shares)
David Spiller								
1998 Share Option Scheme:								
'A' options	1999	1 January 2001	29 August 2009	10p	208,250	—	—	208,250
'B' options	1999	1 January 2001	29 August 2009	10p	Up to 500,000	—	—	500,000
John Whiter								
1998 Share Option Scheme:								
'A' options	1999	1 January 2001	29 August 2009	10p	187,500	—	—	187,500

Name	Date of grant	Earliest exercise date	Expiry date	Exercise price (pence)	Number at 1 January 2001 (US$0.01 shares)	Granted/ (lapsed) in year	Exercised in year	Number at 31 December 2001 (US$0.01 shares)
Andrew MacDonald								
1998 Share Option Scheme								
'A' options	1991	1 May 2003	27 July 2001	520p	—	12,500	—	12,500
'B' options	2000	1 May 2003	27 July 2010	520p	—	12,500	—	12,500
1992 Employee Share Option Scheme								
Options	1992	11 October 1999	15 November 2002	430p	—	62,500	—	62,500
David Spiller								
1998 Share Option Scheme								
'A' options	1999	1 January 2001	29 August 2009	10p	208,250	—	—	208,250
'B' options	1999	1 January 2001	29 August 2009	10p	500,000	—	—	500,000
John Whiter								
1998 Share Option Scheme								
'A' options	1999	1 January 2001	29 August 2009	10p	187,500	—	—	187,500

Name	Date of grant	Earliest exercise date	Expiry date	Exercise price (pence)	Number at 1 January 2002 (US$0.01 shares)	Granted/ (lapsed) in year	Exercised in year	Number at 31 December 2002 (US$0.01 shares)
Andrew MacDonald								
1998 Share Option Scheme								
'A' options	2000	1 May 2003	27 July 2010	520p	12,500	—	—	12,500
'B' options	2000	1 May 2003	27 July 2010	520p	12,500	—	—	12,500
1992 Employee Share Option Scheme								
Options	1992	11 October 1999	15 November 2002	430p	62,500	(25,000)	(37,500)	—
David Spiller								
1998 Share Option Scheme								
'A' options	1998	1 January 2001	21 December 2008	10p	208,250	—	—	208,250
'B' options	1998	1 January 2001	21 December 2008	10p	500,000	—	—	500,000
John Whiter								
1998 Share Option Scheme								
'A' options	1999	1 January 2001	29 August 2009	10p	187,500	—	—	187,500

No other Directors have been granted share options in the shares of the Company or other Group entities. None of the options have any performance related conditions currently attached to them.

On exercising his options over 37,500 common shares in 2002, Andrew MacDonald realised a gain of £251,000.

(iii) Directors' interests in shares

The interests of the Directors in common shares of US$0.01 of the Company were as follows:

	31 December		
	2000 Number	2001 Number	2002 Number
Grahame Chilton	4,375,000	4,375,000	4,375,000
John Coldman	3,125,000	3,125,000	3,125,000
Rodman Fox (appointed 28 March 2000)	1,000,000	1,861,806	1,776,623
Andrew MacDonald (appointed 1 March 2001)	—	254,000	291,500
David Spiller	314,629	314,629	314,629
John Whiter	188,250	188,250	188,250
Keith Harris	—	—	—
Francis Maude	—	—	—
	9,002,879	10,118,685	10,071,002

In the year ended 31 December 1998, David Spiller was allotted 208,250 common shares of US$0.01 each under the provisions of the 1998 Share Plan. David Spiller paid 5 pence per share at the time of allotment and the remaining 95 pence per share was called by the Company in January 2002 and paid in February 2002.

In the year ended 31 December 1999, John Whiter was allotted 187,500 partly paid common shares of US$0.01 each under the provisions of the 1998 Share Plan. John Whiter paid 10 pence of a total £4.20 per share at the time of allotment. John Whiter is liable for the US dollar equivalent of £4.10 per share, a total of £769,000, which the Company may call at any time.

All Directors' interests are beneficially held. There has been no change in the interests set out above between 31 December 2002 and 12 June 2003.

35. PENSION COMMITMENTS

The Group operates a number of pension schemes around the world. The assets of the money purchase schemes are held separately from those of the Group in independently administered funds. The pension charge for the years ended 31 December 2000, 2001 and 2002 was £5,269,000, £8,105,000 and £9,053,000, respectively. There are no unpaid contributions outstanding as at 31 December 2000, 2001 or 2002.

E.W. Blanch operated a defined benefit arrangement which was closed to the further accrual of benefits in December 1999. The scheme is in the process of being wound-up and it is expected that this will be completed by the end of 2003. Liabilities in respect of pensioner members of the scheme were secured with insurance contracts during 2001. The remaining assets of the scheme (market value £14,674,000 as at 31 December 2001, invested £12,817,000 in index-linked gilts and £1,857,000 in Norwich Union's Growth Managed Fund) will be used in full to satisfy liabilities in respect of remaining members and meet the costs of winding-up the scheme. The remaining members will be offered transfer values of at least the equivalent of those calculated using the assumptions underlying the government's minimum funding requirement. In view of the above, the value of the liabilities of the scheme as at 31 December 2000, 2001 and 2002 are considered to be equal to the market value of the assets of the scheme as at that date.

Benfield Greig Ellinger, Inc. operated a defined benefit arrangement in the United States which was closed to the further accrual of benefits in December 2001. As a result of the Group's restructuring, scheme members are being transferred to the existing Benfield Inc. profit sharing pension scheme. It is the Group's intention to terminate the defined benefit arrangement in 2003 and a provision of £1,363,000 has been expensed in the year (note 5) to meet the additional liability needed to settle the scheme obligations and to transfer members to the profit sharing plan.

The above schemes were the only defined benefit schemes operated by the Group during the three years ended 31 December 2002. The Group has an obligation to comply with the transitional rules of FRS 17 which include a requirement to make detailed note disclosures on actuarial scheme valuations and the impact that accounting for these valuations would have on the consolidated profit and loss account and consolidated balance sheet.

However, on winding up the schemes the basis used will be as required by legislation and not the basis required under FRS 17. The Group believes that assets and provisions currently held cover the costs that will arise on winding up the schemes and, consequently, the deficits reflected in the following FRS 17 disclosures will not result in any additional liabilities to the Group.

The most recent actuarial valuation of the Benfield Greig Ellinger, Inc. defined benefit pension scheme was at 31 December 2002. The valuations of the scheme used the projected unit method and were carried out by Norwich Union, professionally qualified actuaries. The principal assumptions made by the actuaries were:

	Year ended 31 December	
	2001	**2002**
	%	**%**
Rate of increase in pensions in payment (benefits accrued after 5 April 1997)	2.25%	2.50%
Discount rate	5.50% to 6.50%	5.75% to 7.25%
Inflation assumption	2.25%	2.5%

The assets of the scheme and the expected rate of return were:

	31 December			
	2001 Long-term rate of return expected %	**2001 Value at £'000**	**2002 Long-term rate of return expected %**	**2002 Value at £'000**
Equities	7.75% to 8.50%	2,957	7.75% to 8.50%	2,180
Gilts	4.50%	13,106	4.50%	12,817
Bonds	5.50%	11	5.50%	11
Cash	3.00%	267	3.00%	349
Total market value of assets		16,341		15,357
Present value of scheme liabilities		18,080		19,165
Deficit in the scheme		(1,739)		(3,808)
Related deferred tax asset		554		1,273
Net pension liability		(1,185)		(2,535)

These amounts above were measured in accordance with the requirements of FRS 17. The FRS 17 requirements do not reflect the actual basis to be applied in the winding-up of these schemes and these FRS 17 disclosures will not result in additional liabilities to the Group.

FRS 17 requires disclosure of these notional deficits in the financial statements of the Group. If the above amounts had been recognised in the financial statements at 31 December 2001 and 2002 the Group's net assets would have been £45,359,000 and £57,728,000, respectively, and the profit and loss reserves would have been £70,364,000 and £79,185,000, respectively. In addition for the year ended 31 December 2002, £1,190,000 would be recognised as a settlement charge against operating profit, the Group would record a net interest cost of £162,000 and the consolidated statement of total recognised gains and losses would have a further loss of £989,000. The increases in the deficit were offset during the year by contributions of £158,000 and an exchange rate movement of £114,000.

36. OPERATING LEASE COMMITMENTS

The Group had annual commitments under non-cancellable operating lease agreements in respect of properties, plant and equipment, for which the payments extend over a number of years, as follows:

	31 December					
	2000		2001		2002	
	Property £'000	Plant and equipment £'000	Property £'000	Plant and equipment £'000	Property £'000	Plant and equipment £'000
Lease expiry:						
Within one year	328	71	792	24	894	41
Within two to five years	363	94	4,680	96	5,863	45
After five years	4,295	—	7,859	—	6,039	—
	4,986	165	13,331	120	12,796	86

The Group has assigned a number of leasehold properties to third parties. Should the assignees fail to fulfil any obligation in respect of these leases, the Group may be liable for these defaults. These leases expire between 1 and 5 years. The potential annual operating lease liability in respect of these leases should the assignees default at 31 December 2002 is £892,000.

37. CONTINGENT LIABILITIES

Funded Unapproved Retirement Benefit Scheme ("FURBS")

The merger with Greig Fester in 1997 triggered awards under its various employee incentive schemes. Awards to most employees were satisfied by way of cash and shares from employee benefit plans. However, in the case of some senior employees, the awards were made directly by and at the discretion of the trustees of the employee benefit trust into a funded unapproved retirement benefit scheme set up by Greig Fester for each individual. Based on professional advice at the time, no income tax or United Kingdom National Insurance contributions were made on behalf of the employees in respect of these awards by the trustees into their scheme. The United Kingdom Inland Revenue has been reviewing the documentation and implementation of this arrangement. To date, no claim or threat of a claim has been made against any member of the Group in relation to this arrangement. The maximum exposure to the Group in connection with this matter could be up to £20 million. However, having taken professional advice, the Directors do not consider that a material liability will fall on any member of the Group in connection with this matter and accordingly no provision has been made in the accounts. However, in the event of an unfavourable determination by the Inland Revenue, this matter could result in a significant adverse effect on the Group's financial position.

Proceedings relating to Superior National Insurance Group

A former client of E.W. Blanch, Superior National Insurance Company ("Superior National"), is involved in arbitration proceedings relating to workers' compensation reinsurance coverage that E.W. Blanch placed on its behalf with Web Management LLC, which wrote this reinsurance on behalf of United States Life Insurance Co. of the City of New York ("US Life"). In late 1999, US Life commenced arbitration proceedings against Superior National, pursuant to which, E.W. Blanch is advised, US Life alleges, among other things, that this reinsurance programme should be rescinded for alleged nondisclosure of material information. In March 2000, Superior National was put into conservatorship by the California Department of Insurance, which continues to defend the arbitration proceedings commenced by US Life against Superior National. In addition, the Company is aware that various other arbitrations and lawsuits are pending relating to reinsurance business ceded by Superior National, which involved reinsurance placements for which E.W. Blanch acted as reinsurance intermediary. No member of the Group is party to any of these lawsuits or arbitrations, nor, to date, has any claim or threat of a claim been made against any member of the Group relating to its involvement in the placement of these reinsurance protections on behalf of Superior National. The Group continues to co-operate with Superior National in relation to these proceedings. However, it is possible that in the event US Life or other reinsurers are successful in their arbitration proceedings, and as a result are entitled to rescind Superior National's reinsurance programme, the Group could be pursued for return of the reinsurance brokerage previously received and recognised for the placement of this programme, which could be in the region of $16 million or in addition, for damages in connection with an errors and omissions claim against it. If all previously recognised and received brokerage for this programme were required to be returned, or if the Group were held liable for damages for an errors and omissions claim and the Group's insurance coverage proves to be inadequate or unavailable, it could have a material adverse effect on the Group's financial position.

38. CAPITAL COMMITMENTS

	31 December		
	2000 £m	2001 £m	2002 £m
Capital expenditure authorised but not contracted for	5,205	—	—

39. OTHER RELATED PARTY TRANSACTIONS

Transactions relating to Benfield Greig LLC

On 20 March 2000, in order to enhance the Group's market presence in the United States, the Group entered into an agreement to establish BG LLC with Rodman Fox, who is a member of the Group's Board and the chief executive officer and a director of the US business, and Paul Karon, who is now the president of the US business. The Group's wholly-owned subsidiary, Benfield Greig (Holdings) Inc., owned 51 per cent of BG LLC, Rodman Fox owned 30 per cent and Paul Karon owned the remaining 19 per cent. Rodman Fox and Paul Karon subsequently transferred beneficial ownership in a portion of their BG LLC interests to certain other employees of BG LLC.

At the same time, BG LLC entered into employment agreements with Rodman Fox and Paul Karon. As contemplated by these employment agreements, Benfield Greig (Holdings) Inc. loaned £4,200,000 to Rodman Fox to finance his acquisition of 1,000,000 common shares of the Company and Benfield Holdings loaned £2,100,000 to Paul Karon to finance his acquisition of 500,000 common shares of the Company. These loans did not bear interest and were repayable if and when Rodman Fox and Paul Karon became obligated to transfer the BG LLC interests owned by them to Benfield Holdings or one of its affiliates under the terms of an affiliate agreement they entered into with Benfield Holdings. The loans, evidenced by promissory notes, were non-recourse and were secured by the BG LLC interests owned by Rodman Fox and Paul Karon.

In May 2001, the Group acquired the 49 per cent minority interests in BG LLC for total consideration of £26,300,000. The acquisition was achieved through a series of transactions, the ultimate effect of which was that, in exchange for the 49 per cent of the BG LLC interests owned by them:

- Rodman Fox, Paul Karon and the BG LLC employees to whom they had transferred beneficial ownership of some of the BG LLC interests received an aggregate of 2,000,000 common shares of the Company and
- Rodman Fox and Paul Karon became entitled to receive deferred cash consideration from the Group in the respective amounts of £4,200,000 and £2,100,000, payable with interest at 4.25 per cent per year on 31 December 2003.

As part of this transaction, the Group agreed to pay an aggregate of US$11,000,000 in additional bonus compensation to employees of BG LLC on or before 15 April 2002, as allocated by Rodman Fox and Paul Karon under existing employment arrangements with BG LLC. During 2001, bonuses were paid US$4,271,000 to Rodman Fox, US$2,705,000 to Paul Karon and the balance to the BG LLC employees to whom they had transferred beneficial ownership of some of their BG LLC interests.

In addition, the promissory notes made by Rodman Fox and Paul Karon in connection with the March 2000 loans were replaced with new full recourse secured promissory notes, dated 30 May 2001, in the same respective amounts. The May 2001 promissory notes are payable on demand on or after 31 December 2003 and bear interest at a yearly rate of 4.25 per cent payable on the maturity date, with interest on late payments of interest or principal bearing interest at a default rate of 6.25 per cent. The respective obligations of Rodman Fox and Paul Karon under the May 2001 promissory notes are secured by the deferred cash consideration payable to them in connection with the acquisition of the minority interests in BG LLC. The deferred cash consideration due from Benfield Greig (Holdings) Inc. to Rodman Fox and the May 2001 promissory note made by Rodman Fox were both settled on 8 May 2003.

Transactions relating to Commission Freedom Holdings Limited

Grahame Chilton, a Director of the Company, is also a director of Commission Freedom Holdings Limited ("CFHL"), an associated undertaking which was acquired in 2001 in exchange for the Group's £4,200,000 investment in equity and loans to CFHL's wholly-owned subsidiary, Commission Freedom Limited. The Group contributed an additional £271,000 to CFHL during the year ended 31 December 2002. The Group provides CFHL with office space and general administrative services at no cost.

Transactions relating to Benfield Sports International Limited

Grahame Chilton and John Whiter, Directors of the Company, are also directors of Benfield Sports International Limited ("BSI"), an associated undertaking. The Group currently provides BSI with general administrative services at no cost. The Group pays certain expenses on behalf of BSI and as of 31 December 2000, 2001 and 2002 BSI owed the Group £112,000, £113,000 and £134,000, respectively.

Transactions relating to International Space Brokers, Inc.

Grahame Chilton, a Director of the Company, is also a director of International Space Brokers, Inc. ("ISB"), an associated undertaking. The Group has a revenue sharing agreement with ISB, which generated £200,000 and £1,400,000 revenue in the years ended 31 December 2001 and 2002 respectively. Additionally, ISB shares certain office space with the Group pursuant to an office sharing agreement.

Transactions relating to International Catastrophe Managers, LLC

The Group owns 19 per cent of the membership interest in International Catastrophe Managers, LLC ("ICM"), a managing general agency. Rodman Fox, a Director of the Company, is also a director of ICM. ICM owes the Group approximately £1,500,000 and £1,200,000 at 31 December 2001 and 2002, respectively, including accrued and unpaid interest, under a subordinated secured promissory note, dated 12 May 1999, which matures on 30 June 2006.

Transactions relating to Equity Partnership Limited

The Group owns 20 per cent of the ordinary shares in Equity Partnership Limited ("EPL"). It also owns 850,000 preference shares in EPL and has agreed to subscribe for a further 150,000 preference shares at the option of EPL's board of directors.

EPL owns 70 per cent of EPIC Asset Management Limited ("EPIC"), which, for a market-rate fee, provides the Group with discretionary investment management services in connection with approximately US$50,000,000 of fiduciary assets that the Group has placed under EPIC's management pursuant to an investment management agreement dated 3 May 2002. The Group agreed to enter into a discretionary fund management agreement with EPIC pursuant to a shareholders' agreement, dated 9 August 2001, with respect to the investment in EPL.

Transactions relating to Wildnet Group Limited

Grahame Chilton, Andrew MacDonald, David Spiller and John Whiter, all of whom are Directors of the Company, serve as directors of Wildnet Group Limited ("Wildnet"), a subsidiary undertaking in which the Group held a 50 per cent, 50 per cent and 78 per cent interest at 31 December 2000, 2001 and 2002, respectively. Since 1999 the Group has annually agreed to make available to Wildnet sufficient funds to meet the working capital requirements of the business. The Group also agreed to make arrangements to settle any expense invoices of Wildnet and to pay monthly salaries to its employees. The funds are made available through a non-interest bearing intercompany account, and the Group has agreed not to demand repayment of any amounts from Wildnet until it has generated sufficient profits to make the repayment. As of 31 December 2000, 2001 and 2002, the Group had advanced a total of £3,222,000, £4,235,000 and £4,151,000, respectively, on this basis. The Group also provides Wildnet with office space and general administrative services at below market rates.

Pursuant to a preference share call agreement, dated 9 July 1998, Wildnet's board of directors has the option in certain circumstances to convert Wildnet's debt to the Group into preference shares.

Transactions relating to Benfield Premium Finance Limited

The Group owns 80 per cent of the ordinary shares in Benfield Premium Finance Limited ("Premium Finance"), a subsidiary undertaking. The Group has committed, pursuant to a subscription and shareholders agreement dated 4 May 2001, to provide a maximum of £1,000,000 to Premium Finance by way of debt or equity and to consider, in good faith, any reasonable requests for the provision of working capital loans or the guarantee of third party bank loans. In the period to 31 December 2001 and 2002 the Group had advanced a total of £1,404,000 and £3,626,000 in funding to Premium Finance respectively. The Group intends to apply a portion of this amount to satisfy the funding commitment under the subscription and shareholders agreement. The Group has provided a letter to the auditors of Premium Finance confirming that it will provide financial support to the company.

The Group also provides Premium Finance with general administrative services at no cost.

40. POST BALANCE SHEET EVENTS

Lloyd's arbitration

In April 2003, Lloyd's of London commenced arbitration proceedings in the United Kingdom against the insurers of its Central Fund in respect of outstanding amounts due under an insurance policy. This insurance policy was placed by the Company's United Kingdom subsidiary, Benfield Limited, together with another broker, and covered Lloyd's claims up to a total of £500 million. Neither Benfield Limited nor any other member of the Group is a party to these proceedings nor has any actual claim been made or threatened against any Group company. However, in the event that Lloyd's loses its arbitration proceedings and in a manner which demonstrates that Benfield Limited was at fault, Lloyd's could pursue a claim against it for its insurance shortfall. The Directors do not currently believe that the Group will suffer a material liability in relation to this matter.

Securities and Exchange Commission informal investigation

In January 2003, the Company's United States subsidiary, Benfield Holdings Inc. (previously E. W. Blanch) received a request for voluntary production of documents and information from the Chicago office of the United States Securities and Exchange Commission (the "Commission"). As a result of that request, the Company understands that the Commission is conducting an informal investigation into the circumstances surrounding (i) the public disclosure in March 2000 by E.W. Blanch of its anticipated financial results for the first quarter of 2000; (ii) transactions in the securities of E.W. Blanch by certain persons, including certain E.W. Blanch insiders, prior to that announcement; (iii) the inclusion of a US$7.5 million fee in E.W. Blanch's revenues for the second quarter of 2000 and the reversal of that entry in the third quarter of 2000; and (iv) E.W. Blanch's revenue recognition accounting for transactions with certain reinsurance counterparties in 1998, 1999, 2000 and 2001. The Company has voluntarily responded to the Commission's requests, and intends to continue to cooperate with the Commission. Having taken legal advice, the Directors do not currently believe that the result of the investigation is likely to have a material adverse impact on the Company's financial position and results of operations.

Changes to share capital

The following changes to the share capital of the Company were approved on 27 May 2003:

- 159,220,271 of the authorised but not issued common shares of US$0.01 each were cancelled and as a result the share capital of the Company was diminished by US$1,592,202.71;

- 5,254,064 of the authorised but not issued common shares of $0.01 were sub-divided into five common shares, the currency denomination of such shares was changed to pounds sterling and their nominal value was changed to 1 pence per share;

- the remaining 35,525,665 authorised and issued common shares of US$0.01 each were each sub-divided into five common shares, the currency denomination of such shares was changed to Sterling and their nominal value was changed to 1 pence per share. The Company's contributed surplus was used to pay up in full the sum unpaid on the new nominal value of each common share of 1 pence;

- a further 296,101,355 common shares with a nominal value of 1 pence were authorised;

- the 12,000 founder shares were cancelled and the share capital of the Company was diminished by $12,000;

- the nominal value of each of the 20,000,000 cumulative redeemable convertible preference shares of US$0.01 each was re-denominated into pounds sterling and changed to £0.01 per share. The Company's contributed surplus was used to pay up in full the sum unpaid on the new nominal value of each cumulative redeemable convertible preference share of 1 pence;

- the 40,000,000 preference shares of US$0.01 each were cancelled and the share capital of the Company was diminished by $400,000;

As a result of the above, the authorised share capital of the Company was increased from $2,612,000 to £5,200,000.

New bank facility agreement

On 23 May 2003, the Group entered into a £125,000,000 multicurrency term and revolving facilities agreement which established a multicurrency amortising term loan facility for £75,000,000 and a multicurrency revolving loan and bank guarantee facility for £50,000,000. The facilities have been made available for a period of three years, and bear interest at a rate of 0.95 per cent plus LIBOR.

By the terms of these agreements, the new credit facilities would be available for drawing when, among other conditions, the existing credit facilities described in note 23a have been repaid and cancelled.

Proposed sale of the investment in Montpelier Re

On 6 June 2003 Montpelier Re announced that it had filed a registration statement, having received notices from shareholders under a shareholders agreement among Benfield Holdings, Montpelier Re and White Mountains Insurance Group Limited, dated 12 December 2001 (the "Shareholders Agreement"), requesting registration of a portion of their outstanding common shares in Montpelier Re. Under the Shareholders Agreement noted above, Benfield Holdings is entitled to participate in the requested registration and has elected to sell up to its entire holding of 1,500,000 common shares in Montpelier Re. The proposed sale, and the proceeds which Benfield Holdings will derive from it, is subject to market conditions. In addition, the sale will be subject to the terms of the Shareholders Agreement, which includes provision for a possible "cut-back" of common shares which may be sold.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART VIII

ACCOUNTANTS' REPORT ON E.W. BLANCH GROUP

The following is the text of the report on E.W. Blanch Group by PricewaterhouseCoopers LLP, Reporting Accountants:



PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY

The Directors
Benfield Group Limited
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ

13 June 2003

Dear Sirs

E.W. Blanch Holdings, Inc.

Introduction

We report on the consolidated financial information set out below. This consolidated financial information has been prepared for inclusion in the listing particulars dated 13 June 2003 (the "listing particulars") of Benfield Group Limited ("Benfield").

In this report, "E.W. Blanch" refers to E.W. Blanch Holdings, Inc. (now renamed Benfield Holdings Inc.) and the "E.W. Blanch Group" refers to E.W. Blanch and its consolidated subsidiary and associated undertakings.

Basis of preparation

The consolidated financial information set out below is based on the audited consolidated financial statements of E.W. Blanch for the year ended 31 December 2000 and on the financial records of E.W. Blanch for the five months ended 31 May 2001, after making such adjustments as we considered necessary.

Responsibility

The audited consolidated financial statements for the year ended 31 December 2000 are the responsibility of the directors of E.W. Blanch who approved their issue. The financial records for the five months ended 31 May 2001 are the responsibility of the directors of E.W. Blanch at the relevant time.

The Directors of Benfield are responsible for the contents of the listing particulars in which this report is included.

It is our responsibility to compile the consolidated financial information set out in our report from the financial statements and records, to form an opinion on the consolidated financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and

disclosures in the consolidated financial information. The evidence, in respect of the year ended 31 December 2000 included that recorded by Ernst and Young LLP who audited the consolidated financial statements of E.W. Blanch, in accordance with generally accepted auditing standards in the United States. Those financial statements underlie the financial information for that period and were prepared in accordance with generally accepted accounting principles in the United States. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements and records underlying the consolidated financial information and whether the accounting policies are appropriate to the circumstances of E.W. Blanch, consistently applied, and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the consolidated financial information gives, for the purposes of the listing particulars, a true and fair view of the state of affairs of the E.W. Blanch Group as at the dates stated and of its losses, cash flows and recognised gains and losses for the periods then ended.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Turnover	3	193,145	70,370
Interest income	4	11,289	3,821
Operating revenue		204,434	74,191
Net operating expenses before exceptional items		(203,579)	(77,534)
Exceptional items	5	(18,680)	(14,083)
Total net operating expenses		(222,259)	(91,617)
Operating profit/(loss) before exceptional items		855	(3,343)
Exceptional items		(18,680)	(14,083)
Group operating loss		(17,825)	(17,426)
Share of operating losses of associated undertakings	6	(306)	(9,988)
Gain/(loss) on sale of fixed assets	5	4,571	(752)
Gain on sale of subsidiary undertakings	5	917	—
Amounts written off investments	10	(6,184)	(16,057)
Interest payable and similar items	8	(6,148)	(3,069)
Investment income	9	3,283	351
Loss on ordinary activities before taxation		(21,692)	(46,941)
Tax on loss on ordinary activities	11	8,293	(494)
Loss on ordinary activities after taxation		(13,399)	(47,435)
Equity minority interests		(359)	14
Loss for the financial period		(13,758)	(47,421)
Dividends	12	(7,285)	(1,812)
Retained loss for the financial period	27	(21,043)	(49,233)

The results for the year ended 31 December 2000 and the five months ended 31 May 2001 relate solely to continuing activities.

There is no difference between the loss on ordinary activities for either of the periods stated above and their historical cost equivalents.

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Loss for the financial period		(13,758)	(47,421)
Exchange adjustments offset in reserves	27	(8,653)	(5,667)
Tax on exchange adjustments offset in reserves	27	3,616	2,220
Total losses recognised for the period		(18,795)	(50,868)

RECONCILIATIONS OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

	Notes	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Loss for the financial period		(13,758)	(47,421)
Dividends	12	(7,285)	(1,812)
		(21,043)	(49,233)
Other recognised gains and losses relating to the period		(5,037)	(3,447)
Surplus on transfer of own shares	27	—	130
Goodwill reinstated on disposal of subsidiary	27	99	—
Net change in shareholders' funds		(25,981)	(52,550)
Shareholders' funds as at beginning of period		146,127	120,146
Shareholders' funds as at end of period		120,146	67,596

CONSOLIDATED BALANCE SHEETS

	Notes	31 December 2000 US$'000	31 May 2001 US$'000
Fixed assets			
Intangible assets	13	53,716	50,036
Tangible assets	14	33,261	29,693
Investments in associated undertakings	15	14,962	5,544
Investment in own shares	16	20,938	14,574
Other long-term investments	17	21,406	10,290
		144,283	110,137
Current assets			
Debtors			
– due within one year	19	1,219,430	1,368,853
– due after more than one year	19	18,518	7,697
Investments	20	99,126	108,665
Cash at bank and in hand – including fiduciary funds		116,955	126,420
		1,454,029	1,611,635
Creditors – Amounts falling due within one year	21	(1,446,126)	(1,618,798)
Net current assets/(liabilities)		7,903	(7,163)
Total assets less current liabilities		152,186	102,974
Creditors – Amounts falling due after more than one year	22	(9,818)	(10,586)
Provisions for liabilities and charges	25	(21,821)	(24,361)
Net assets		120,547	68,027
Capital and reserves			
Called up share capital	26	141	141
Additional paid-in capital	26	53,841	53,841
Profit and loss account	27	66,164	13,614
Total shareholders' funds		120,146	67,596
Equity minority interest		401	431
Capital employed		120,547	68,027

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Net cash inflow from operating activities	28a	47,294	4,426
Dividends received from associated undertakings		159	15
Returns on investments and servicing of finance			
Interest received		1,706	1,004
Interest paid		(5,881)	(2,287)
Issue costs of new bank loan		(118)	(619)
Interest element of finance lease payments		(25)	(4)
Dividends received		28	10
Net cash outflow from servicing of finance		(4,290)	(1,896)
Taxation		(6,835)	4,802
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(8,468)	(1,511)
Sale of tangible fixed assets		431	217
Purchase of intangible fixed assets		(193)	—
Purchase of fixed asset investments		(300)	(806)
Sale of fixed asset investments		9,286	344
Purchase of own shares		(13,169)	(331)
Sale of own shares		5,061	1,003
Net cash outflow for capital expenditure and financial investment		(7,352)	(1,084)
Acquisitions and disposals			
Purchase of subsidiary undertakings	29	(4,440)	(253)
Disposal of subsidiary undertakings net of expenses	29	345	—
Net cash acquired with subsidiary undertakings	29	601	—
Purchase of associated undertakings		—	(250)
Disposal of associated undertakings		360	4
Net cash outflow for acquisitions and disposals		(3,134)	(499)
Equity dividends paid to shareholders		(7,285)	(1,812)
Net cash inflow before use of liquid resources and financing		18,557	3,952
Management of liquid resources			
Net increase in current asset investments	28b	(14,043)	(9,539)
Net cash outflow from management of liquid resources		(14,043)	(9,539)
Financing			
Increase/(decrease) in bank loans	28c	1,827	(5,432)
Loan from Benfield Holdings		—	9,149
Capital element of finance lease payments		(313)	(151)
Net cash inflow from financing (excluding fiduciary funds)		1,514	3,566
Fiduciary funds			
Movement in fiduciary debtor and creditor balances		(11,454)	16,560
Increase/(decrease) in net cash		(5,426)	14,539
Reconciliation to net cash			
Net cash at beginning of period	28b	153,673	152,773
Increase/(decrease) in net cash		(5,426)	14,539
Borrowings acquired with subsidiary undertakings		(371)	—
Movement in liquid resources		14,043	9,539
Movement in borrowings (including loan from Benfield Holdings)		(1,396)	(2,947)
Other non-cash changes		(242)	(778)
Exchange adjustments		(7,508)	(4,942)
Net cash at end of period	28b	152,773	168,184

E.W. BLANCH HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1. COMPANIES IN THE CONSOLIDATED FINANCIAL INFORMATION

This consolidated financial information presents the financial record of the E.W. Blanch Group for the year ended 31 December 2000 and the five months ended 31 May 2001. The following are the principal subsidiary undertakings that have been included in the consolidated financial information.

Company	Nature of business	Country of incorporation	Effective interest in ordinary share capital as at 31 December 2000	Effective interest in ordinary share capital as at 31 May 2001
Blanch Aircraft Holdings, Corp	Aircraft holding	USA	100%	100%
Blanch Catastrophe Services, Inc.	Catastrophe analysis modeling	USA	85%	85%
Blanch Crawley Warren Limited	Insurance broker	United Kingdom	100%	100%
E.W. Blanch Limited	Insurance broker	Hong Kong	100%	100%
E.W. Blanch Argentina SA (formerly Walbaum Americana SA)	Reinsurance intermediary	Argentina	100%	100%
E.W. Blanch Asia Pte Limited	Insurance broker	Hong Kong	100%	100%
E.W. Blanch Australia Pty. Limited	Insurance broker	Australia	100%	100%
E.W. Blanch Capital Markets, Inc	Broker dealer	USA	100%	100%
E.W. Blanch Capital Risk Solutions, Inc.	Financial risk management consulting	USA	100%	100%
E.W. Blanch Co., Inc.	Reinsurance intermediary	USA	100%	100%
E.W. Blanch Europe, Aps	Reinsurance intermediary	Denmark	100%	100%
E.W. Blanch (HK) Limited	Reinsurance broker	Hong Kong	100%	100%
E.W. Blanch International, Inc.	Reinsurance intermediary	USA	100%	100%
E.W Blanch Investments Limited	Provider of management services	United Kingdom	100%	100%
E.W. Blanch Labaun Pte Limited	Insurance broker	Labaun, Malaysia	100%	100%
E.W. Blanch Mexico Intermediaro de Reaseguro	Reinsurance intermediary	Mexico	100%	100%
International Accident Facilities, Inc.	Insurance broker	USA	100%	100%
International Claims Administrators, Inc.	Run-off claims administration	USA	100%	100%
K2 Technologies, Inc	Software development	USA	100%	100%
Mansions of Australia Pty. Limited	Insurance broker	Australia	100%	100%
MSTC Blanch (Chile) Corresous de Reaseguro Limitada	Reinsurance intermediary	Chile	90%	90%
Orbit Benefits Limited (formerly E.W. Blanch Consulting Limited)	Provision of financial services	United Kingdom	100%	100%
Orbit Protection Limited (formerly Orbit Benefits Limited)	Benefits consultancy	United Kingdom	100%	100%
Paragon Reinsurance Risk Management Services, Inc.	Provision of run-off services	USA	100%	100%
Unisure, Inc.	Reinsurance software solutions	USA	100%	100%
Warren, Inc	Third party deductible collections	USA	100%	100%

These companies operate principally in the country in which they are incorporated. Non-operating intermediate holding companies are excluded from the above table.

2. ACCOUNTING POLICIES

Accounting convention

The consolidated financial information has been prepared under the historical cost convention and in accordance with generally accepted accounting principles of the United Kingdom ("UK GAAP").

Basis of consolidation

The consolidated financial information includes the financial information of E.W. Blanch, its subsidiary undertakings and the E.W. Blanch Group's interests in associated undertakings. The profits and losses of subsidiary undertakings and E.W. Blanch Group's interests in the results of associated undertakings are included from the effective date of acquisition until the effective date of disposal.

Turnover

The E.W. Blanch Group generated turnover principally from commissions and fees associated with placing reinsurance contracts and programmes, which included commissions and fees from providing risk advisory and related services. In addition, the E.W. Blanch Group generated revenue from certain ancillary activities, including software programming and benefits consultancy.

Turnover from commissions and fees on placing reinsurance contracts and programmes are recognised at the later of the billing date for the payment of premium by the ceding group or the inception date of the coverage. Consistent with this policy, commissions on premiums, which in accordance with market practice are payable by ceding companies to the reinsurers in periodic instalments (typically quarterly or half-yearly), are recognised periodically as the related premiums are billed. Commissions on premium adjustments are recognised as they are advised and the premium is billed. Commission rebates payable to ceding companies are accrued, where necessary on an estimated basis, as the related brokerage revenue is recognised. Fees for claims, risk advisory and other services that are billed separately are recognised as these services are rendered.

Income on long term contracts, which related to software programming performed for third parties, is recognised using the percentage completion method. Any losses are recognised immediately.

Turnover in relation to the provision of benefits consultancy services is recognised immediately, subject to deferral of that portion of the revenue that is expected to be reimbursed based on past experience.

Interest income

Interest income is recognised as earned and includes interest earned on cash flows arising from insurance broking debtors and creditors. As interest income forms an integral part of the E.W. Blanch Group's operating activities it is included in operating revenue.

Investment income

Investment income consists of dividends receivable for the period together with any realised investment gains and losses and interest on own funds.

Lease commitments

The rentals payable under operating leases are charged on a straight-line basis to the profit and loss account over the period of the leases.

Assets held under leasing agreements which transfer substantially all the risks and rewards of ownership to the E.W. Blanch Group are included in tangible fixed assets. The capital element of the related lease obligations are included in creditors. The interest element of these lease obligations is charged to the profit and loss account over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Where a leasehold property becomes surplus to E.W. Blanch Group's foreseeable business requirements, or is sublet at a loss, provision is made for the expected future net cost of the property taking account of the duration of the lease and any recovery of cost achievable from subletting.

Employee share schemes

Subject to the exemption described below the cost of awards to employees that take the form of rights to shares is charged to the profit and loss account on a straight-line basis over the period to which the employee's performance relates. The charge is based on the intrinsic value, being the market value of the shares at the date an award is made to participants in the scheme, reduced by any contributions the participants are obliged to make in order to exchange rights to shares into shares, and a reasonable expectation of the extent to which performance criteria will be met. Subsequent adjustments are made, if appropriate, to deal with changes in the probability of performance criteria being met and leavers forfeiting unvested shares.

In accordance with Urgent Issues Task Force Abstract 17 "Employee Share Schemes" the E.W. Blanch Group has taken advantage of the exemptions contained therein in respect of accounting for discounts to fair market value on the transfer of own shares to schemes which are equivalent to Inland Revenue approved schemes.

The E.W. Blanch Group also operated a restricted plan, under which eligible participants could elect to forego a specified percentage of eligible base remuneration in exchange for the right to receive a restricted share grant. This election was irrevocable for the performance period. Any amounts of base remuneration foregone by the participants are expensed and recognised as a liability of the E.W. Blanch Group. Upon transfer of the shares to the participants, which occurs after the performance period, the excess of the cost of the own shares awarded to the participant over the foregone remuneration is recognised immediately as an expense. Any excess of foregone remuneration over the cost of the shares transferred is recognised in reserves.

Pension scheme contributions

Pension scheme contributions to the E.W. Blanch Group's money purchase schemes are charged to the profit and loss account in the period to which they relate.

The E.W. Blanch Group did not operate a defined benefit scheme during the year ended 31 December 2000 and the 5 months ended 31 May 2001. As at 31 May 2001 the E.W. Blanch Group had a defined benefit scheme that was in the process of being wound-up (note 32).

Taxation

The charge for taxation is based on the result for the period at current rates of tax and takes into account deferred tax.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in a future obligation to pay more tax or a future right to pay less tax have occurred. Timing differences are differences between E.W. Blanch Group's taxable profits and its results as stated in the consolidated financial information. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associated undertakings only to the extent that, at the balance sheet date, dividends have been formally agreed by the subsidiary or associated undertaking. Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Foreign currency translation

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are translated at the rates of exchange prevailing at the balance sheet date and the related translation gains and losses are reported in the consolidated profit and loss account.

On consolidation, the results of overseas businesses are translated into US dollars at the average rates of exchange applicable to the relevant period. The assets and liabilities of overseas businesses are translated into US dollars at

the exchange rates ruling at the balance sheet date. Exchange differences arising on translating the net assets or liabilities of overseas businesses and from the translation of their results are taken directly to reserves.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated so as to write off the cost of tangible fixed assets on a straight-line basis over their estimated useful lives at the following rates:

Freehold property	3 per cent
Leasehold improvements	Over the life of the lease
Fixtures, fittings, furniture and equipment	14 per cent to 20 per cent
Information technology systems	20 per cent
Motor vehicles	33 per cent

Software that is purchased from a third party is capitalised where it relates to long term information technology infrastructure on a continuing use basis.

Intangible assets

Intangible assets comprise goodwill, marketing rights and licences.

When a business is acquired, fair values are attributed to its separable assets and liabilities at the date of acquisition. Goodwill represents the difference between the fair value of the purchase consideration and the fair value of the separable net assets acquired. For acquisitions prior to 1 January 1998, goodwill arising on acquisition has been written off to reserves on consolidation. Following the introduction of Financial Reporting Standard 10, 'Goodwill and Intangible Assets', goodwill arising on acquisition after 1 January 1998 is capitalised and amortised over its useful economic life, which is generally 20 years. Goodwill is treated as a currency asset and revalued at the end of each reporting period.

Marketing rights and licences, that have been acquired, are amortised over their useful life, generally not exceeding 5 years.

Investment in own shares

As permitted by local regulations, the E.W. Blanch Group purchased and held directly own shares to satisfy employee share and option plan obligations. Those shares have been accounted for in accordance with Urgent Issues Task Force Abstract 13 "Accounting for ESOP Trusts" and disclosed as a fixed asset investment.

The shares have been valued at the weighted average purchase cost subject to any provision for impairment and any reduction for outstanding share options, which are to be satisfied by the transfer of own shares and have been granted at an exercise price lower than the cost of own shares.

Gains arising, being the excess of consideration received over the cost of own shares, on the sale of shares to employee share purchases plans, retirement plans and profit contribution plans or on the exercise of options have been accounted for as gains on sale of fixed assets.

Other investments

Fixed asset investments are stated individually at cost less provisions for impairment. Listed investments held as current assets are stated at the lower of cost and market value.

Impairment of fixed assets and goodwill

The E.W. Blanch Group undertakes a review for impairment of fixed assets and goodwill if events or changes in circumstances indicate that the carrying amount of a fixed asset or goodwill may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, which is the higher of net realisable value and value in use, the fixed asset or goodwill is written down to its recoverable amount. Net realisable value is the estimated amount at which an asset can be disposed of, less any direct selling costs. Value in use is the estimate of the discounted future cash flows generated from the asset's continued use, including those resulting from its ultimate disposal.

Insurance broking assets and liabilities

Reinsurance brokers normally act as agents in placing the risks of insurance companies with reinsurers, and, as such, generally are not liable as principals for amounts arising from such transactions. Notwithstanding such legal relationships, assets and liabilities arising from insurance broking transactions are included within non-insurance broking assets and liabilities in recognition of the fact that the reinsurance broker is entitled to retain interest income on any cash flows arising from such transactions. Similarly, fiduciary cash arising from insurance broking transactions is included within cash and deposits.

Insurance broking debtors and creditors are reported in accordance with the requirements of Financial Reporting Standard 5, 'Reporting the Substance of Transactions'. The standard precludes assets and liabilities being offset unless net settlement is legally enforceable, and as a result the insurance broking debtors and creditors have been shown as the gross amounts due in respect of each contract, instead of the net amount due to or from clients and underwriters.

Allowances are recorded, where necessary, for amounts considered by the directors to be sufficient to meet probable future losses related to uncollectable accounts.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

3. SEGMENTAL REPORTING

In the opinion of the directors, the E.W. Blanch Group has had only one business segment during the year ended 31 December 2000 and the five months ended 31 May 2001, being the provision of reinsurance and risk advisory services.

Turnover

Analysis by originating office location:

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Geographical analysis		
United States	124,552	46,515
International	68,593	23,855
	193,145	70,370

Analysis by customer location:

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Geographical analysis		
United States	142,362	53,901
International	50,783	16,469
	193,145	70,370

Profit before taxation

	Year ended 31 December 2000		5 months ended 31 May 2001	
	After goodwill amortisation US$'000	Before goodwill amortisation US$'000	After goodwill amortisation US$'000	Before goodwill amortisation US$'000
Geographical analysis				
United States	(8,379)	(6,214)	(33,254)	(24,343)
International	(3,831)	(1,659)	(6,135)	(5,277)
	(12,210)	(7,873)	(39,389)	(29,620)
Interest expense	(6,148)		(3,069)	
Write down of own shares	(3,334)		(4,483)	
	(21,692)		(46,941)	

Net assets

	31 December 2000		31 May 2001	
	Including goodwill US$'000	Excluding goodwill US$'000	Including goodwill US$'000	Excluding goodwill US$'000
Geographical analysis				
United States	105,901	75,412	66,401	45,807
International	29,153	(3,935)	32,127	905
	135,054	71,477	98,528	46,712
Borrowings	(63,308)		(2,252)	
Loan from Benfield Holdings	—		(64,649)	
Own shares	20,938		14,574	
Taxation	27,863		21,826	
	120,547		68,027	

Trading results

Set out below is an analysis of earnings before exceptional items, interest, taxation, depreciation and amortisation ("Trading results") on the basis of the E.W. Blanch Group's operating segments.

	Year ended 31 December 2000	5 months ended 31 May 2001
United States		
Operating profit before exceptional items	1,890	1,234
Depreciation	7,192	2,832
Amortisation	2,074	862
Trading results	11,156	4,928
International		
Operating profit before exceptional items	(1,035)	(4,577)
Depreciation	2,592	1,159
Amortisation	2,172	858
Trading results	3,729	(2,560)
Total		
Operating profit before exceptional items	855	(3,343)
Depreciation	9,784	3,991
Amortisation	4,246	1,720
Trading results	14,885	2,368

4. INTEREST INCOME

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Interest receivable	11,289	3,821

The E.W. Blanch Group earns interest income on fiduciary funds held on behalf of customers.

5. EXCEPTIONAL ITEMS

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Operating		
Costs and settlement in respect of litigation and disputes	6,045	6,233
Professional fees relating to acquisition by Benfield	—	4,557
Reorganisation programmes	11,330	671
Impairment and write off of intangible assets	1,305	1,167
Options granted over shares in the benefits consulting business	—	1,455
	18,680	14,083
Non–operating		
Loss/(gain) on sale of fixed assets	(4,571)	752
Gain on sale of subsidiary undertakings	(917)	—
	(5,488)	752

Costs and settlements in respect of litigation and disputes

During the year ended 31 December 2000 and the 5 months ended 31 May 2001 the E.W. Blanch Group incurred and provided for legal fees and potential settlement costs in relation to certain legal disputes, as detailed in note 34.

Professional fees relating to acquisition by Benfield

During the 5 month period ended 31 May 2001 the E.W. Blanch Group incurred professional costs, principally legal fees, relating to the anticipated acquisition of E.W. Blanch by Benfield.

Reorganisation programmes

During the year ended 31 December 2000, the E.W. Blanch Group implemented reorganisation plans which involved employee redundancies and the closure of certain offices. The charge for the year ended 31 December 2000 comprised US$6,330,000 in employee severance costs, US$4,600,000 in relation to property, and a US$400,000 asset impairment charge. Included within employee severance costs is an amount of US$1,821,000 relating to the acquisition of Crawley Warren Group Limited ("Crawley Warren"). The charge for the 5 months ended 31 May 2001 comprises additional costs associated with the office closures.

Impairment and write off of intangible assets

E.W. Blanch owned various intangible assets comprising certain marketing rights and software licences which management believed had no further use. These were written off in the year ended 31 December 2000 and the 5 months ended 31 May 2001.

Options granted over shares in the benefits consulting business

During the five month period ended 31 May 2001 a subsidiary of E.W. Blanch, Orbit Protection Limited, granted options over 20 per cent of its share capital to key employees.

6. SHARE OF OPERATING LOSSES OF ASSOCIATED UNDERTAKINGS

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Share of operating profits/(losses) of associated undertakings	285	(823)
Goodwill amortisation	(591)	(229)
Write off of goodwill and impairment charge	—	(8,936)
	(306)	(9,988)

7. LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Loss before taxation is stated after charging:		
Staff costs (note 31)	118,108	42,097
Depreciation of tangible fixed assets (note 14)		
– owned assets	9,442	3,812
– under finance leases	342	179
Amortisation of goodwill (note 13)	3,746	1,512
Amortisation of other intangible assets (note 13)	500	208
Operating leases – property	8,845	3,078
– other	240	110
Group audit fees and expenses	496	145

Fees paid to Ernst and Young LLC for non-audit services in the United States were US$1,053,000 and US$299,000 for the year ended 31 December 2000 and the five months ended 31 May 2001, respectively.

8. INTEREST PAYABLE AND SIMILAR ITEMS

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Bank loans	(5,881)	(2,287)
Amortisation of bank loan issue costs	(242)	(778)
Interest payable on finance leases	(25)	(4)
	(6,148)	(3,069)

9. INVESTMENT INCOME

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Interest receivable on own funds	1,958	1,056
Unwinding of discounts in provisions	(91)	(36)
Dividends receivable	694	(656)
Other finance income/(expense)	722	(13)
	3,283	351

Dividends receivable of US$666,000 relating to the year ended 31 December 2000 have been written off during the five month period ended 31 May 2001.

10. AMOUNTS WRITTEN OFF INVESTMENTS

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Fixed asset investments	(2,850)	(11,574)
Own shares	(3,334)	(4,483)
	(6,184)	(16,057)

11. TAX ON LOSS ON ORDINARY ACTIVITIES

Analysis of charge in period

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
United States tax		
Federal income tax at 35%	(66)	(4,860)
State and local income taxes	936	190
	870	(4,670)
Non United States tax		
Corporation taxes	(2,458)	64
Share of taxation in associated companies	97	(340)
Total current tax	(1,491)	(4,946)
Deferred tax		
Origination and reversal of timing differences:	(6,802)	5,440
Representing:		
United States federal income tax	(7,879)	5,772
United States state and local income taxes	(594)	868
Non United States tax	1,671	(1,200)
Total deferred tax	(6,802)	5,440
Tax charge/(credit) on loss on ordinary activities	(8,293)	494

Tax on recognised gains and losses not included in the profit and loss account:

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Deferred tax credit on exchange movements offset in reserves	3,616	2,220

The tax for the periods presented varied from the standard rate of federal income tax in the United States of 35 per cent in 2000 and 2001 as explained below:

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Loss on ordinary activities before taxation	(21,692)	(46,941)
Loss on ordinary activities multiplied by standard rate of federal income tax in the US of 35%	(7,592)	(16,429)
State income tax	598	123
Adjustments to tax in respect of prior periods	(169)	—
Adjustment in respect of foreign tax rates	(919)	11
Unrecognised tax losses	2,448	323
Goodwill amortisation	731	363
Tax effects of share compensation plans and write off own shares	(886)	2,287
Other permanent items	(2,391)	290
Impairment of investments	998	7,023
Other timing differences	5,487	1,035
Effects of taxation of associated companies	204	28
Current tax credit	(1,491)	(4,946)

The tax effect of the non-operating exceptional items was US$228,000 (tax charge) and US$71,000 (tax benefit) in respect of the year ended 31 December 2000 and the five month period ended 31 May 2001, respectively.

12. DIVIDENDS

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Total dividends	7,285	1,812

	Year ended 31 December 2000 US cent	5 months ended 31 May 2001 US cent
Dividends per $0.01 share	56	14

E.W. Blanch paid dividends on a quarterly basis on issued and outstanding shares. Dividends in relation to shares owned by E.W. Blanch or in relation to restricted shares were not paid as such payment is either not permitted or required by law.

Dividends in respect of shares owned by E.W. Blanch (note 16) amounting to US$631,000 for the year ended 31 December 2000 and US$153,000 for the 5 month period ended 31 May 2001 were not paid. Dividends in relation to restricted shares amounting to US$56,000 for the year ended 31 December 2000 and US$14,000 for the 5 month period ended 31 May 2001 were not paid.

13. INTANGIBLE FIXED ASSETS

	Goodwill US$'000	Other intangible assets US$'000	Total US$'000
Cost			
At 1 January 2000	66,874	3,627	70,501
Exchange adjustments	(3,222)	—	(3,222)
Additions (note 29)	5,165	193	5,358
Disposals	(3,111)	—	(3,111)
Reallocation of goodwill to associated undertaking (note 15)	(6,921)	—	(6,921)
Other movements	(639)	—	(639)
At 31 December 2000	58,146	3,820	61,966
Exchange adjustments	(1,625)	—	(1,625)
Additions (note 29)	253	—	253
Write off	—	(3,820)	(3,820)
Other movements	972	—	972
At 31 May 2001	57,746	—	57,746
Amortisation			
At 1 January 2000	2,131	640	2,771
Exchange adjustments	(80)	—	(80)
Charge for the year	3,746	500	4,246
Provision for impairment	—	1,305	1,305
Disposals	(108)	—	(108)
Other movements	116	—	116
At 31 December 2000	5,805	2,445	8,250
Exchange adjustments	(130)	—	(130)
Charge for the period	1,512	208	1,720
Write off	—	(2,653)	(2,653)
Other movements	523	—	523
At 31 May 2001	7,710	—	7,710
Net book amount			
At 31 December 2000	52,341	1,375	53,716
At 31 May 2001	50,036	—	50,036

Goodwill balances relate to acquisitions made after 1 January 1998. Any goodwill balances arising on acquisitions prior to 1 January 1998 have been written off to reserves.

Goodwill arising on the acquisition of Dunn & Carter Limited and Walbaum Americana SA in 1998 is being amortised on a straight-line basis over 10 years and goodwill arising on the acquisition of K2 Technologies, Inc. ("K2") in 1998 is being amortised on a straight-line basis over 7 years. All other goodwill is being amortised on a straight-line basis over 20 years. This is the period over which it is estimated that the values of the underlying businesses acquired are expected to exceed the value of the underlying assets.

14. TANGIBLE FIXED ASSETS

	Freehold property US$'000	Leasehold improvements US$'000	Furniture, fittings and equipment US$'000	Information technology systems US$'000	Motor vehicles US$'000	Total US$'000
Cost						
At 1 January 2000	—	7,042	16,591	39,088	427	63,148
Exchange adjustments	—	236	(47)	174	—	363
Additions at cost	1,650	1,246	1,553	3,999	20	8,468
Acquisitions	582	—	925	115	—	1,622
Disposals	—	(1,639)	(1,744)	(6,061)	(159)	(9,603)
At 31 December 2000	2,232	6,885	17,278	37,315	288	63,998
Exchange adjustments	—	(87)	(403)	(410)	(13)	(913)
Additions at cost	—	284	27	1,200	—	1,511
Disposals	—	(623)	(1,261)	(1,262)	(73)	(3,219)
At 31 May 2001	2,232	6,459	15,641	36,843	202	61,377
Accumulated depreciation						
At 1 January 2000	—	1,575	6,873	20,482	269	29,199
Exchange adjustments	—	59	170	70	2	301
Charge for the year	30	769	1,529	7,388	68	9,784
Disposals	—	(993)	(724)	(6,595)	(235)	(8,547)
At 31 December 2000	30	1,410	7,848	21,345	104	30,737
Exchange adjustments	—	(15)	(159)	(288)	(5)	(467)
Charge for the period	11	267	783	2,902	28	3,991
Disposals	—	(71)	(1,238)	(1,257)	(11)	(2,577)
At 31 May 2001	41	1,591	7,234	22,702	116	31,684
Net book amount						
At 31 December 2000	2,202	5,475	9,430	15,970	184	33,261
At 31 May 2001	2,191	4,868	8,407	14,141	86	29,693

Assets held under finance leases

Assets held under finance leases, capitalised and included in information technology systems:

	31 December 2000 US$'000	31 May 2001 US$'000
Cost	1,916	1,756
Accumulated depreciation	(1,103)	(1,547)
Net book amount	813	209

Leasehold improvements are in respect of properties with a lease expiry period shorter than 50 years.

15. INVESTMENTS IN ASSOCIATED UNDERTAKINGS

	31 December 2000 US$'000	31 May 2001 US$'000
At beginning of period		
– net assets	5,622	3,726
– goodwill	4,906	11,236
	10,528	14,962
Additions	—	250
Amortisation of goodwill	(591)	(229)
Share of results for the period	188	(483)
Distributions received during the period	(159)	(15)
Disposals	(352)	(5)
Provision for impairment	—	(8,936)
Reclassified as subsidiary undertakings (note 29)	(1,573)	—
Reclassified from intangible assets (see below)	6,921	—
At end of period		
– net assets	3,726	3,764
– goodwill	11,236	1,780
	14,962	5,544

The E.W. Blanch Group owned 46 per cent of International Space Brokers, Inc. ("ISB"), an insurance intermediary, 50 per cent of Catastrophe Risk Exchange, Inc., an internet based risk exchange, and 50 per cent of Russell Miller Advisors Asia, LLC. which provided merger, acquisition and advisory services within the insurance sector. These companies were all registered in the United States. The E.W. Blanch Group also owned 33 per cent of Gilman Swire Willis Limited, a company incorporated in Hong Kong, whose main activity was insurance broking.

E.W. Blanch acquired its interest in ISB as part of its acquisition of the Crawley Warren Group Limited in 1999. As at 31 December 1999, the interest in ISB was carried at its provisional fair value. During 2000 the allocation of the purchase price was finalised, resulting in a goodwill reallocation of US$6,921,000 from group goodwill to investment in associated undertakings.

The E.W. Blanch Group also owned 19 per cent of Insurance Holdings of America, LLC. ("IHA") a company registered in the United States, which provided internet based technology and distribution systems for insurance products. As at 1 January 2000, losses arising in IHA had reduced its carrying value to zero.

Goodwill arising on the acquisition of associated undertakings is being amortised on a straight-line basis over 20 years.

16. INVESTMENT IN OWN SHARES

	31 December 2000 US$'000	31 May 2001 US$'000
Common stock of US$0.01		
At beginning of period	17,604	20,938
Purchase of own shares in open market transactions	13,169	—
Shares forfeited by employees to satisfy tax obligations	688	197
Repurchase of unvested shares on termination of restricted share incentive plans	—	331
Shares sold to employee share purchase and retirement plans	(1,080)	(1,354)
Shares transferred to employees under restricted share incentive plans	(2,629)	(721)
Exercise of options	(3,459)	(8)
Write down of shares under option	(21)	(326)
Write down for permanent diminution	(3,334)	(4,483)
At end of period	20,938	14,574

The number of own shares held was as follows:

	31 December 2000 Number	31 May 2001 Number
Common stock of US$0.01		
At beginning of period	854,171	1,169,168
Purchase of own shares in open market transactions	573,298	—
Shares forfeited by employees to satisfy tax obligations	37,585	18,524
Repurchase of unvested shares on termination of restricted share incentive plans	—	24,509
Shares sold to employee share purchase and retirement plans	(49,216)	(75,244)
Shares transferred to employees under restricted shares incentive plans	(114,775)	(39,985)
Exercise of options	(169,104)	(462)
Shares forfeited by leaving employees	37,209	724
At end of period	1,169,168	1,097,234

Own shares were held directly by E.W. Blanch, for the purposes of satisfying obligations under share option plans and restricted share incentive plans (note 26). The market value of the shares was US$21,045,000 and US$14,813,000 as at 31 December 2000 and 31 May 2001, respectively.

17. OTHER LONG-TERM INVESTMENTS

	31 December 2000 US$'000	31 May 2001 US$'000
At beginning of period	29,322	24,414
Additions at cost	300	806
Disposals and distributions of principal	(5,259)	(312)
Other movements	51	(36)
At end of period	24,414	24,872
Provision for impairment		
At beginning of period	158	3,008
Provision charge	2,850	11,574
At end of period	3,008	14,582
Net book amount	21,406	10,290

Fixed assets investments comprise:

	31 December 2000 US$'000	31 May 2001 US$'000
Loan notes	5,973	5,652
Preferred shares	12,200	1,100
Unlisted equity	3,233	3,538
	21,406	10,290

All of the above investments were unlisted.

18. NET FIDUCIARY ASSETS

The following fiduciary assets and liabilities held by the E.W. Blanch Group have been included in net current assets:

	31 December 2000 US$'000	31 May 2001 US$'000
Insurance broking debtors (note 19)	1,183,548	1,341,018
Fiduciary investments – debt securities (note 20)	53,757	59,772
Fiduciary investments – money market funds (note 20)	39,550	43,094
Cash and deposits	108,313	105,210
Insurance broking creditors (note 21)	(1,361,296)	(1,535,326)
Other fiduciary liabilities	(64)	(161)
Net fiduciary assets	23,808	13,607

19. DEBTORS

	31 December 2000 US$'000	31 May 2001 US$'000
Amounts falling due within one year		
Insurance broking debtors	1,183,548	1,341,018
Amounts owed by associated undertaking	55	—
Taxation recoverable	5,626	5,341
Deferred taxation	11,791	10,915
Other debtors	13,039	7,768
Prepayments and accrued income	5,371	3,811
	1,219,430	1,368,853
Amounts falling due after more than one year		
Deferred taxation	10,446	5,570
Other debtors	8,072	2,127
	18,518	7,697
	1,237,948	1,376,550

Deferred taxation

	31 December 2000 US$'000	31 May 2001 US$'000
Asset/(provision) for deferred tax comprises:		
Fixed assets depreciation	(379)	(217)
Provisions	7,266	8,138
Assets impairment losses	11,251	5,246
Other timing differences	4,099	3,318
	22,237	16,485
At beginning of period	15,198	22,237
Amount credited/(charged) to profit and loss	6,802	(5,440)
Exchange adjustments	237	(312)
At end of period	22,237	16,485
Included in debtors within one year	11,791	10,915
Included in debtors after one year	10,446	5,570
	22,237	16,485

At 31 December 2000 and 31 May 2001 there is an unrecognised deferred tax asset of US$2,990,000 and US$17,445,000 respectively relating to income and capital gains tax losses within the E.W. Blanch Group. The deferred tax asset has not been recognised because it is unlikely to be utilised in the forseeable future.

No deferred tax has been recognised in respect of unremitted earnings held in foreign subsidiary undertakings on the basis that these have either been permanently reinvested or, when remitted as dividends, any taxes due will substantially be offset by foreign tax credits.

20. CURRENT ASSET INVESTMENTS

	31 December 2000 US$'000	31 May 2001 US$'000
Fiduciary investments		
Debt securities	53,757	59,772
Money market funds	39,550	43,094
	93,307	102,866
Non-fiduciary investments		
Debt securities	5,819	5,799
	99,126	108,665

Debt securities comprise corporate bonds and US government and agency bonds, which are registered in the United States. As at 31 December 2000 and 31 May 2001, respectively, the market value of the current asset investments was US$99,210 and US$108,952.

21. CREDITORS — AMOUNTS FALLING DUE WITHIN ONE YEAR

	31 December 2000 US$'000	31 May 2001 US$'000
Bank and other borrowings (note 23)	62,236	1,243
Insurance broking creditors	1,361,296	1,535,326
Amount due to Benfield Holdings	—	64,649
Employee withholding taxes	157	88
Other taxes payable	173	161
Other creditors and accruals	22,264	17,331
	1,446,126	1,618,798

On 31 May 2001, prior to the acquisition of the E.W. Blanch Group, Benfield provided E.W. Blanch Group with funds which were used to repay the balance of US$55,500,000 outstanding under E.W. Blanch's unsecured revolving credit facility (see note 24).

22. CREDITORS — AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	31 December 2000 US$'000	31 May 2001 US$'000
Bank and other borrowings (note 23)	1,072	1,009
Accruals and deferred income	8,746	9,577
	9,818	10,586

23. BANK AND OTHER BORROWINGS

Due within one year	31 December 2000 US$'000	31 May 2001 US$'000
Unsecured bank loans due within one year or on demand (note a)	60,600	—
Unamortised portion of loan issue costs	(159)	—
	60,441	—
Secured bank loans due within one year or on demand (note b)	133	41
Loan notes (note c)	1,014	725
Finance lease obligations	648	477
	62,236	1,243
Due after more than one year		
Secured bank loans (note b)	701	647
Related party loan (note b)	371	362
	1,072	1,009

(a) At 31 December 2000, E.W. Blanch Group had a US$100,000,000 unsecured revolving credit facility with Bank of America, N.A ("Bank of America"), of which US$60,600,000 was utilised. On 31 May 2001, E.W. Blanch repaid all amounts outstanding under this facility.

(b) A subsidiary undertaking of E.W. Blanch, MSTC Blanch (Chile) Corresousde de Reaseguro Limitada, a company registered in Chile, borrowed US$773,000 from Banco Bice in August 2000 and was advanced a loan by an associated company, Inmobiliaria MSTC Blanch SA ("IMSTCB"), a company registered in Chile, of US$438,000 to purchase new office premises. The bank loan from Banco Bice, which is repayable over 12 years, was secured on the premises with interest and charges equating to a rate of 8.8 per cent per annum. There is no interest payable on the loan from IMSTCB and no fixed repayment date.

(c) These loan notes bear interest at rates linked to United Kingdom bank base rates and are repayable at the option of the holder at dates between April 2002 and April 2004. The average rate of interest payable on the notes was 4.3 per cent and 4 per cent for the year ended 31 December 2000 and the 5 months ended 31 May 2001, respectively.

24. FINANCIAL INSTRUMENTS

The E.W. Blanch Group's financial instruments comprise bank borrowings, cash deposits and investments in money market funds and debt and equity securities. The group did not enter into any derivative transactions and it does not hold financial instruments for trading purposes.

As part of the management of fiduciary funds, surplus cash is invested in highly rated debt investments or money market funds. Surplus own funds are invested in similar highly rated debt investments or money market funds.

In addition the company has fixed asset investments held for strategic purposes. These comprise debt investments, investments in preferred shares and equity investments.

Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures.

Interest rate risk profile of financial liabilities

The interest rate risk profile of the E.W. Blanch Group's financial liabilities at 31 December 2000 and 31 May 2001 was as follows:

	Floating rate financial liabilities US$'000	Fixed rate financial liabilities US$'000	Financial liabilities on which no interest is paid US$'000	Total US$'000
Currency				
US dollars	60,441	284	1,924	62,649
Pounds sterling	1,014	2,859	539	4,412
Other currencies	—	834	947	1,781
At 31 December 2000	61,455	3,977	3,410	68,842
US dollars	—	132	2,432	2,564
Pounds sterling	725	2,519	347	3,591
Other currencies	—	688	362	1,050
At 31 May 2001	725	3,339	3,141	7,205

All the E.W. Blanch Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above table either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances.

	Fixed rate financial liabilities		Financial liabilities on *which no* interest is paid
	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
Currency			
US dollars	6.6	0.6	6.9
Pounds sterling	8.7	11.3	13.0
Other currencies	8.8	12.0	1.5
At 31 December 2000	8.6	11.8	7.0
US dollars	6.6	0.8	6.2
Pounds sterling	8.7	10.7	12.6
Other currencies	8.8	11.6	—
At 31 May 2001	8.6	10.5	7.0

Floating rate financial liabilities comprise amounts drawn under a revolving credit facility with Bank of America and loan notes. The amounts drawn under the credit facility bear interest at the Bank of America's base rate or the eurodollar rate plus a margin. The loan notes bear interest at rates linked to United Kingdom bank base rates.

Financial liabilities include a loan of US$371,000 and US$362,000 as at 31 December 2000 and 31 May 2001, respectively, on which no interest is paid and which has been excluded from the above analysis as it has no fixed maturity date.

Interest rate risk of financial assets

	Cash and bank deposits US$'000	Money market funds US$'000	Listed debt US$'000	Unlisted debt US$'000	Long term debtors US$'000	Total US$'000	Unlisted preference shares US$'000	Unlisted equity US$'000	Total US$'000
US dollars	84,873	39,550	59,576	5,973	4,582	194,554	12,200	3,233	209,987
Pounds sterling	19,361	—	—	—	2,687	22,048	—	—	22,048
Other currencies	12,721	—	—	—	803	13,524	—	—	13,524
At 31 December 2000	116,955	39,550	59,576	5,973	8,072	230,126	12,200	3,233	245,559
Fixed rate	—	—	58,673	5,973	8,072	72,718			
Floating rate	112,988	39,550	903	—	—	153,441			
Non-interest bearing	3,967	—	—	—	—	3,967			
At 31 December 2000	116,955	39,550	59,576	5,973	8,072	230,126			
US dollars	91,369	43,094	65,571	5,652	1,977	207,663	1,100	3,538	212,301
Pounds sterling	11,506	—	—	—	150	11,656	—	—	11,656
Other currencies	23,545	—	—	—	—	23,545	—	—	23,545
At 31 May 2001	126,420	43,094	65,571	5,652	2,127	242,864	1,100	3,538	247,502
Fixed rate	—	—	36,122	5,652	2,127	43,901			
Floating rate	110,361	43,094	29,449	—	—	182,904			
Non-interest bearing	16,059	—	—	—	—	16,059			
At 31 May 2001	126,420	43,094	65,571	5,652	2,127	242,864			

Cash, bank deposits and money market funds are placed with banks and other approved financial institutions and earn interest at market rates linked to the relevant currency interest offer rate.

The average annual yield on the money market funds was 5.7 per cent for the year ended 31 December 2000 and 3.5 per cent for the 5 months ended 31 May 2001.

Listed debt investments consist of two managed portfolios that invest in commercial paper, corporate bonds and United States government bonds. The average annual yield on these portfolios was 5.6 per cent for the year ended 31 December 2000 and 5.6 per cent for the 5 months ended 31 May 2001.

Unlisted debt investments earn interest at fixed rates ranging from 5.5 per cent to 7.5 per cent as at both 31 December 2000 and 31 May 2001.

Preference shares earn a dividend of 6 per cent paid on their nominal value except that US$1,100,000 of preference shares earns a variable dividend paid at the discretion of the share issuer. (No dividends were paid during the year ended 31 December 2000 and the 5 months ended 31 May 2001).

Maturity of financial liabilities

The maturity profile of the carrying amount of the E.W. Blanch Group's financial liabilities, other than short-term broking creditors, other trade creditors and accruals at 31 December 2000 and 31 May 2001, was as follows:

	Within 1 year US$'000	Between 1 and 2 years US$'000	Between 2 and 5 years US$'000	Over 5 years US$'000	Total US$'000
Debt	61,588	41	123	908	62,660
Finance leases	648	—	—	—	648
Other financial liabilities	792	809	939	2,994	5,534
At 31 December 2000	63,028	850	1,062	3,902	68,842
Debt	766	41	123	845	1,775
Finance leases	477	—	—	—	477
Other financial liabilities	771	775	703	2,704	4,953
At 31 May 2001	2,014	816	826	3,549	7,205

Other financial liabilities includes provisions for vacant leasehold properties of US$4,250,000 and US$3,650,000 as at 31 December 2000 and 31 May 2001 respectively.

Borrowing facilities

The E.W. Blanch Group had the following undrawn committed floating rate borrowing facilities available at 31 December 2000 and 31 May 2001 in respect of which all conditions precedent had been met at those dates:

	31 December 2000 US$'000	31 May 2001 US$'000
Expiring within 1 year	51,700	4,500

At 31 December 2000, E.W. Blanch had a US$100,000,000 unsecured revolving credit facility with Bank of America, which was used to fund general corporate requirements. The facility included subfacilities for trade and standby letters of credit of US$15,000,000 and swingline loans of US$10,000,000. Revolving loans under the facility bore interest based on Bank of America's base rate or eurodollar rate. The facility required the payment of a commitment fee on the average daily unused amount of the revolving credit commitment. E.W. Blanch was also required to pay a fee equal to 0.125 per cent per annum on the aggregate face amount of letters of credit outstanding. At 31 December 2000, there was US$55,000,000 of revolving loans outstanding, and US$5,600,000 of swingline loans outstanding. The remaining available borrowing capacity was US$44,200,000 in respect of the credit agreement and US$7,500,000 in respect of the overdraft facilities.

On 20 February 2001, the credit facility was amended to a US$62,500,000 unsecured revolving credit facility, expiring on 3 November 2001. Commitment fees of 0.375 per cent to 0.50 per cent were payable on the unused amount of the revolving credit facility.

E.W. Blanch repaid the revolving and swingline loans outstanding under the credit agreement on 31 May 2001 and the facility was cancelled.

In addition the E.W. Blanch Group had various overdraft facilities.

Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the E.W. Blanch Group's financial assets and financial liabilities at 31 December 2000 and 31 May 2001. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by

discounting expected cash flows at prevailing interest rates and by applying period end exchange rates. Set out below the table is a summary of the methods and assumptions used for each category of financial instrument.

	31 December 2000		31 May 2001	
	Book value US$'000	Fair value US$'000	Book value US$'000	Fair value US$'000
Primary financial instruments held or issued to finance the E.W. Blanch Group's operations:				
Short-term bank loan	60,441	60,600	—	—
Other short-term borrowings	1,795	1,795	1,243	1,243
Other loans and financial liabilities	6,606	6,606	5,962	5,962
Unlisted equity investments	3,233	2,829	3,538	3,127
Unlisted preference shares	12,200	12,200	1,100	1,100
Long-term debtors	8,072	7,728	2,127	1,878
Unlisted debt investments	5,973	4,994	5,652	4,704
Listed debt investments	59,576	59,660	65,671	65,858
Money market funds	39,550	39,550	43,094	43,094
Cash and bank deposits	116,955	116,955	126,420	126,420

Summary of methods and assumptions

Short-term bank loan	The fair value approximates to the carrying value reported in the balance sheet, excluding the unamortised facility fees set against the bank loan, because of the short maturity of the loan and the fact that the loan reprices frequently at market rates.
Other short-term borrowings	The fair value approximates to the carrying value reported because of the short maturity of these items.
Other loans and financial liabilities	Other financial liabilities consist mainly of discounted property provisions and therefore the carrying value is adjusted each year to ensure the provisions approximate fair value. The remaining financial liabilities relate to long-term rent accruals and other loans. Their fair value has been estimated to equal their cost.
Unlisted equity investments	Investments in investment companies in which the E.W. Blanch Group holds a participating interest are valued at the reported fair value of net assets. The remaining equity investments for which there are no readily available market prices are valued at cost less provision for impairment.
Unlisted preference shares	The fair value was assumed to approximate to cost less any provision for impairment.
Long-term debtors	The fair value of long-term debtors has been calculated using fair market yield curves and the applicable margin for each instrument.
Unlisted debt investments	The fair value of long-term unlisted debt investments has been calculated using fair market yield curves and the applicable margin for each instrument.
Listed debt investments	The fair value is based on quoted market prices
Money market funds	The fair value is based on carrying value due to the typically short maturity and high credit quality of these instruments.
Cash and bank deposits	The fair value is based on carrying value due to the typically short maturity and high credit quality of these instruments.

Currency exposures

The table below shows the extent to which E.W. Blanch Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the E.W. Blanch Group.

	Net foreign currency monetary assets			
	US dollars US$'000	Pounds sterling US$'000	Other currencies US$'000	Total US$'000
Functional currency of E.W. Blanch Group operation:				
US dollars	—	309	461	770
Pounds sterling	9,404	—	246	9,650
Other currencies	4,464	—	—	4,464
At 31 December 2000	13,868	309	707	14,884
US dollars	—	282	330	612
Pounds sterling	10,218	—	671	10,889
Other currencies	4,273	—	—	4,273
At 31 May 2001	14,491	282	1,001	15,774

Financial instruments held for trading and hedging purposes

The E.W. Blanch Group does not trade in financial instruments nor does it hold any financial instruments for hedging purposes.

25. PROVISIONS FOR LIABILITIES AND CHARGES

	Vacant properties US$'000	Reorganisation programmes US$'000	Litigation and disputes $'000	Other US$'000	Total US$'000
At 1 January 2000	3,660	53	4,496	1,349	9,558
Exchange adjustments	(347)	—	—	(105)	(452)
Charged/(credited) to the profit and loss account	(320)	10,930	7,046	1,021	18,677
Utilised in year	(81)	(5,428)	—	(544)	(6,053)
Amortisation of discount	86	5	—	—	91
At 31 December 2000	2,998	5,560	11,542	1,721	21,821
Exchange adjustments	(161)	—	—	(51)	(212)
Charged to the profit and loss account	(232)	671	5,234	2,610	8,283
Utilised in period	(152)	(4,733)	—	(682)	(5,567)
Amortisation of discount	33	3	—	—	36
At 31 May 2001	2,486	1,501	16,776	3,598	24,361

Vacant properties

On the acquisition of Swire Blanch Insurance (Holdings) Limited in 1997, the E.W. Blanch Group inherited a number of vacant or partly sub-let properties. Provision was made for the residual lease of the total commitments of these properties together with any related outgoings, after taking into account any existing and anticipated sub-tenancy agreements.

Reorganisation programmes

During the year ended 31 December 2000, the E.W. Blanch Group implemented a reorganisation plan which involved the redundancy of approximately 115 employees throughout the E.W. Blanch Group and the closure of certain offices around the world. The E.W. Blanch Group provided a total of US$5,525,000 in respect of this reorganisation plan. This consisted principally of US$4,309,000 of severance and related costs such as outplacement counselling, holiday and medical coverage to employees who were made redundant. In addition a provision of US$1,252,000 was established in relation to office closures. This provision was based on the cost of future contractual lease commitments relating to office space that would no longer be occupied by the E.W. Blanch Group.

A further US$671,000 provision was made during the 5 month period ended 31 May 2001 in respect of additional costs associated with the office closures.

Litigation and disputes

In the ordinary course of the E.W. Blanch Group's business it is subject to claims for alleged errors and omissions made in connection with its broking activities. The E.W. Blanch Group had recognised provisions in respect of claims for errors and omissions and other legal disputes, together with anticipated legal costs, to the extent that such exposures were not covered by its insurance policies. A significant proportion of these provisions relate to the ongoing disputes and litigation discussed in note 34 - 'Contingent Liabilities'.

Due to the differing nature and circumstances of those claims, it is not possible to make an overall assessment of when the claims are likely to be paid.

Other provisions

Other provisions at 31 May 2001 include a provision of US$1,455,000 in respect of options granted over 20 per cent of the share capital of Orbit Protection Limited. The remainder of the provision relates to various amounts.

26. CALLED UP SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL

	31 December 2000		31 May 2001	
	US$'000	Number	US$'000	Number
Common stock of US$0.01				
Authorised	600	60,000,000	600	60,000,000
Allotted, called up and fully paid	141	14,141,671	141	14,141,671
Additional paid-in capital	53,841		53,841	

Preferred stock

The board of directors could have, from time to time, directed the issuance of preferred stock in one or more series and could have, at the time of issuance, determined the rights, preferences, and limitations of each such series.

Shareholder rights plan

On 24 January 1997, the board of directors approved a shareholder rights plan, which provided protection against hostile takeovers and market activities that could result in a sale of E.W. Blanch. The board of directors retained the right to approve a sale of E.W. Blanch or redeem the rights under certain circumstances. E.W. Blanch paid a dividend of one right for each common share outstanding on 7 February 1997. Each right entitled a shareholder to buy 1/100 of a share of E.W. Blanch's Series A Junior Participating Preferred Stock to be created on the exercise of the rights at an exercise price of US$100. The rights became exercisable in the event that a person or group acquired, or made a tender offer for, 15 per cent or more of E.W. Blanch's common shares, subject to certain exceptions. These rights were never exercised.

Potential issue of common stock

Share plans

The E.W. Blanch Group operated a number of share plans under which selected participants were eligible to receive awards of various forms of equity-based incentive compensation, including, according to the terms of the plan, share options, share appreciation rights, share bonuses, restricted share awards, performance units, phantom share and awards consisting of combinations of such incentives. The share plans were as follows:

- Employee Stock Purchase Plan (the "ESPP"), established in May 1994 for eligible employees who were entitled to acquire E.W. Blanch common stock at 90 per cent of fair market value, subject to certain limitations and qualifications;
- 1993 Stock Incentive Plan (the "1993 Share Plan"), established in May 1993 for participating key employees;

- 1997 Stock Incentive Plan (the "1997 Share Plan"), established in October 1997 for participating employees;
- the Director's Stock Option Plan (the "DSOP"), established in July 1998 for non-employee directors;
- 2000 Stock Incentive Plan (the "2000 Share Plan") established in January 2000 for employees, consultants and independent contractors.

In addition, when E.W. Blanch purchased K2 in July 1998 it converted the options which were outstanding over K2 shares into options to purchase E.W. Blanch's common shares. The new options (the "K2 options") retained their original exercise price, which was equal to the grant date market price, as well as their original grant dates as per the terms of the K2 options plan prior to the acquisition. However, the number of shares subject to the options was reduced to reflect E.W. Blanch's share price at the date of acquisition.

Options issued under the share plans

All options granted under the above share plans had an original term of 10 years and, with the exception of the K2 options, became exercisable over the first three years of the term. The K2 options became exercisable evenly over the first four years*of the term.

The number of shares subject to options and the years in which they were granted are given below:

Year of grant	Exercise price ($)	Date granted	31 December 2000 Number	31 May 2001 Number
1993 Share Plan				
1993	18.5000	6 May 1993	80,500	80,500
	18.0000	8 July 1993	7,500	7,500
	22.7500	28 October 1993	35,000	35,000
1994	17.5000	28 April 1994	18,750	18,750
	20.3800	8 August 1994	4,350	4,350
1995	20.6250	3 January 1995	30,000	30,000
	18.6250	27 April 1995	39,100	39,100
	19.6250	27 July 1995	10,000	10,000
1996	22.7500	25 January 1996	61,000	61,000
	22.0000	25 April 1996	22,500	22,500
	19.8750	1 July 1996	2,700	2,700
	21.0000	24 October 1996	15,000	15,000
1997	21.0000	23 January 1997	23,000	19,000
	22.6250	24 April 1997	244,113	244,113
	24.8900	25 April 1997	22,500	22,500
	31.7500	23 October 1997	310,000	310,000
1998	34.9375	22 January 1998	25,000	25,000
	35.7500	24 April 1998	111,000	104,334
	37.0000	8 October 1998	135	135
1999	34.9375	22 January 1999	1,666	—
	56.0625	28 January 1999	158,075	153,494
	66.6200	25 April 1999	22,500	22,500
	58.4375	24 November 1999	250,000	50,000
2000	51.2500	27 January 2000	31,325	31,165
	19.8125	30 March 2000	61,000	58,834
	21.3813	25 April 2000	22,500	22,500
2001	8.3200	28 February 2001	—	450,000
K2 Share Plans				
1996	1.0800	23 September 1996	1,417	1,417
1997	1.0800	17 June 1997	1,213	751
	1.0800	23 June 1997	924	—
1998	3.2500	9 February 1998	716	347
	3.2500	24 July 1998	1,821	1,312
DSOP				
1997	28.2500	24 July 1997	25,000	25,000
1998	36.0000	23 April 1998	10,000	10,000
1999	59.2500	22 April 1999	10,000	10,000
	52.3750	20 December 1999	5,000	5,000
2000	21.6250	27 April 2000	8,000	8,000
1997 Share Plan				
1997	31.3750	23 October 1997	250,000	250,000
2000 Share Plan				
2000	51.2500	27 January 2000	21,730	11,115
	19.8125	30 March 2000	527,500	485,670
	26.1250	27 July 2000	5,000	—
	18.3750	26 October 2000	75,000	75,000
			2,552,535	2,723,587

The movements in the number of outstanding options for the year ended 31 December 2000 and the 5 months ended 31 May 2001 were as follows:

	31 December 2000 Number	31 May 2001 Number
At beginning of period	2,505,251	2,552,535
Granted during the period	887,140	470,000
Exercised during the period	(169,104)	(462)
Cancelled during the period	(670,752)	(298,486)
At end of period	2,552,535	2,723,587

Reserved shares

The following common shares had been reserved by E.W. Blanch for issuance under the respective share plans:

	31 December 2000 Number	31 May 2001 Number
ESPP	300,000	300,000
1993 Share Plan	4,400,000	4,400,000
DSOP	300,000	300,000
2000 Share Plan	1,000,000	1,000,000
At end of period	6,000,000	6,000,000

In addition as at 31 December 2000 and 31 May 2001 1,000,000 own shares held were reserved for issuance under the 1997 Share Plan.

Restricted Stock Incentive Plan

E.W. Blanch established the Restricted Stock Incentive Plan ("Restricted Share Plan") in April 1997. Under the Restricted Share Plan eligible participants could elect to forego a specified percentage of eligible base compensation in exchange for the right to receive a restricted share grant. This election was irrevocable for the performance period. The amount of the restricted share received was tied to the achievement of certain objective performance goals established by the compensation committee of the board of directors. The goals could be based on various business criteria, including share price, market share, sales, earnings per share, return on equity, return on invested capital or net assets employed, cumulative total return to shareholders, consolidated pre-tax earnings, net earnings, operating income, earnings before interest and taxes, and cash flow—all computed in accordance with generally accepted accounting principles in the United States.

If target performance goals were achieved and the compensation committee so certified, the participant was awarded restricted shares equal to two times the amount of base compensation foregone, subject to a three-year vesting schedule. If the target performance was not achieved, the participant was awarded restricted shares equal in value to 50 per cent of the base compensation foregone, fully vesting on the 1 April following the end of the performance period. Shares awarded were granted out of the 1993 Share Plan.

E.W. Blanch did not achieve its target performance goal in the year ended 31 December 2000. Any remaining unvested shares under the Restricted Share Plan were repurchased by the E.W. Blanch Group prior to 31 May 2001 (see note 16).

27. PROFIT AND LOSS ACCOUNT

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
At beginning of period	92,145	66,164
Net exchange adjustments	(8,653)	(5,667)
Tax on exchange adjustments	3,616	2,220
Retained loss for the financial period	(21,043)	(49,233)
Surplus on transfer of own shares	—	130
Goodwill reinstated on disposal of subsidiary	99	—
At end of period	66,164	13,614

Cumulative goodwill relating to acquisitions made prior to 1 January 1998, which has been eliminated against reserves, amounted to US$22,519,000 as at 31 December 2000 and 31 May 2001.

28. CASH FLOW

(a) Cash flow from operating activities

Reconciliation of operating loss to net cash inflow from operating activities:

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Continuing operations		
Operating loss	(17,825)	(17,426)
Amortisation of intangible assets	4,246	1,720
Provision for impairment and write off of intangible fixed assets	1,305	1,167
Depreciation of tangible fixed assets	9,784	3,991
Excess of cost of shares transferred to employees under restricted share plan and provisions for shares under options	668	352
Increase in non-fiduciary debtors	(9,340)	(10,813)
Increase in non-fiduciary creditors	44,200	23,049
Increase in provisions	12,624	2,716
Other non-cash movements	1,632	(330)
Net cash inflow from operating activities	47,294	4,426

(b) Reconciliation of movements in net cash

	Cash in hand and at bank US$'000	Debt due after 1 year US$'000	Debt due within 1 year US$'000	Loan from Benfield US$'000	Finance leases US$'000	Total US$'000	Liquid resources US$'000	Net cash US$'000
At 1 January 2000	130,061	—	(60,464)	—	(1,007)	(61,471)	85,083	153,673
Cashflow	(5,426)	(718)	(991)	—	313	(1,396)	14,043	7,221
Acquisitions (excluding cash and overdrafts)	—	(371)	—	—	—	(371)	—	(371)
Other non-cash changes	—	—	(242)	—	—	(242)	—	(242)
Exchange movements	(7,680)	17	109	—	46	172	—	(7,508)
At 31 December 2000	116,955	(1,072)	(61,588)	—	(648)	(63,308)	99,126	152,773
Cashflow	14,539	7	6,044	(9,149)	151	(2,947)	9,539	21,131
Other non-cash changes	—	—	54,722	(55,500)	—	(778)	—	(778)
Exchange movements	(5,074)	56	56	—	20	132	—	(4,942)
At 31 May 2001	126,420	(1,009)	(766)	(64,649)	(477)	(66,901)	108,665	168,184

Liquid resources comprise short-term deposits with banks which mature within 12 months of the date of inception and investments in highly rated debt instruments with high liquidity.

Non-cash changes comprise amortisation of issue costs relating to debt issues and, in the 5 months ended 31 May 2001, a US$55,500,000 repayment on 30 May 2001 by Benfield Greig (Holdings) Inc., on behalf of the E.W. Blanch Group, of the outstanding amount under E.W. Blanch's principal borrowing facility.

(c) Movement in borrowings

	Year ended 31 December 2000 US$'000	**5 months ended 31 May 2001 US$'000**
Debt due within 1 year:		
New borrowings	135	—
Borrowings/(repayments)	1,240	(5,100)
Repayment of other borrowings	(266)	(325)
Debt due after 1 year:		
New borrowings	776	—
Repayment of borrowings	(58)	(7)
Increase/(decrease) in bank loans	1,827	(5,432)
Loan from Benfield Holdings	—	9,149
Issue costs of new bank loan	(118)	(619)
Capital element of finance lease payment	(313)	(151)
Cash inflow	1,396	2,947

29. ACQUISITIONS AND DISPOSALS

Acquisition of MSTC Blanch S.A.

On 19 April 2000, the E.W. Blanch Group acquired an additional 55 per cent interest in MSTC Blanch S.A. ("MSTC"), an insurance broker in Chile which previously was accounted for as an associated undertaking as the E.W. Blanch Group owned a 35 per cent interest. This acquisition increased the E.W. Blanch Group's ownership in MSTC to 90 per cent and accordingly the E.W. Blanch Group accounted for MSTC as a consolidated entity from that date.

The details of the acquisition are as follows:

MSTC	**US$'000**
Book value of net assets acquired (including cash balance of US$601,000)	942
Less minority interest	(94)
Less value of existing 35 per cent interest held as an associated undertaking	(1,573)
Goodwill	5,165
Cash consideration	4,440

No adjustments were made to the book values of the assets and liabilities acquired in order to present them at fair value.

The acquisition agreement contained a provision for consideration payable contingent upon the results of MSTC for the year ended 31 December 2000. Additional consideration of US$253,000 was paid in the 5 months ended 31 May 2001, with a corresponding adjustment made to goodwill.

Disposals

During the year ended 31 December 2000, the E.W. Blanch Group sold several subsidiary undertakings, including:

- Rockwood Programs, Inc. ("Rockwood"), a direct marketing business (interests of 90 per cent and 10 per cent were sold in two separate transactions);
- CW Midwest, Inc. ("Cox"), a medical stop loss managing general underwriter, acquired in 1999 as a part of the Crawley Warren acquisition;
- Peninsula Excess Insurance Brokers, Inc. ("Penex"), an excess and surplus lines broker in Wilmington, Delaware; and

- In December 2000, the trade of Michael V. Mahoney Insurance Brokers Pty Ltd. ("Mahoney"), an Australian general retail broker acquired in 1999, was sold. Mahoney remains a subsidiary undertaking and, on resolution of the legal proceedings in respect of the acquisition of the company and subsequent sale of the business, will be liquidated.

In addition during 2000, the E.W. Blanch Group sold three non-strategic operations of Crawley Warren Group, which were acquired in 1999 (TJE Management LLC, International Accident Facilities LLC and Crawley Warren Insurance Services, Inc.), as well as Blanch Capital Re, Limited, a subsidiary undertaking located in Bermuda.

The details of the disposals are as follows:

	Rockwood US$'000	Cox US$'000	Penex US$'000	Mahoney US$'000	Other US$'000	Total US$'000
Fixed assets	(463)	(42)	(33)	(1,198)	(101)	(1,837)
Current assets	(2,275)	(4,568)	(1,737)	—	(1074)	(9,654)
Current liabilities	1,959	4,407	1,632	—	779	8,777
Net assets disposed	(779)	(203)	(138)	(1,198)	(396)	(2,714)
Minority interest	—	—	53	—	67	120
Unamortised goodwill	—	(1,047)	—	(1,886)	(70)	(3,003)
Reversal of deferred consideration due on purchase of Mahoney	—	—	—	1,807	—	1,807
Goodwill previously written off to reserves	—	—	(99)	—	—	(99)
	(779)	(1,250)	(184)	(1,277)	(399)	(3,889)
Expenses incurred in connection with disposal	—	—		(302)	(71)	(373)
Net loss/(gain)	(2,032)	—	184	1,301	(194)	(741)
Proceeds from sale	2,811	1,250	—	278	664	5,003
Satisfied by:						
Cash	125	—	—	—	417	542
Notes receivable	2,686	1,250	—	278	247	4,461
	2,811	1,250	—	278	664	5,003

As a result of the purchase of Mahoney and subsequent sale of its business, deferred consideration due to the previous owner of Mahoney amounting to US$1,807,000 has been written back to the profit and loss account.

In addition, during the year ended 31 December 2000, the E.W. Blanch Group received an additional cash payment in respect of the disposal of Swire Renshaw in 1999 amounting to US$176,000.

30. CASH FLOW RELATING TO EXCEPTIONAL ITEMS

In the year ended 31 December 2000 operating cash flows included cash outflows of US$5,770,000 relating to the reorganisation programme.

In the 5 months ended 31 May 2001, operating cash flows included cash outflows of US$4,549,000 relating to professional fees incurred as a result of the anticipated acquisition of E.W. Blanch by Benfield.

31. EMPLOYEES AND DIRECTORS

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Staff costs for the E.W. Blanch Group during the period		
Wages and salaries	106,394	37,485
Social security and other benefits	11,714	4,612
	118,108	42,097
Average monthly number of people *(including executive directors)* employed	1,243	995

The remuneration of the directors was as follows:

	Year ended 31 December 2000 US$'000	5 months ended 31 May 2001 US$'000
Directors		
Aggregate emoluments	5,071	2,972
Aggregate gains made on the exercise of share options	1,909	—
	6,980	2,972

No contributions were made by the E.W. Blanch Group to money purchase pension schemes in respect of directors.

Rodman Fox, who currently serves as a director of Benfield Group Limited, was employed by the E.W. Blanch Group until 20 March 2000. His total emoluments for the period from 1 January to 20 March 2000 amounted to US$200,000. In addition, on exercising his options over 25,003 E.W. Blanch shares in the year ended 31 December 2000, Rodman Fox realised a gain of US$27,000 calculated based on the market value of shares at the exercise date.

No other employee or director of E.W. Blanch Group serves as a Director of Benfield Group Limited.

32. PENSION COMMITMENTS

The E.W. Blanch Group operated a number of pension schemes around the world. The assets of the money purchase schemes were held separately from those of the E.W. Blanch Group in independently administered funds.

The E.W. Blanch Group operated a defined contribution retirement plan for most of its employees based in the United States. Contributions to this plan were discretionary and generally were equal to 7.5 per cent of the employee's base salary. Employees with salaries that exceeded the Internal Revenue Service's ("IRS") limit for qualified plans received the difference between 7.5 per cent of their salary and the plan contribution allowable under IRS rules in cash. The total expense for this plan for the year ended 31 December 2000 and the 5 months ended 31 December 2001 was US$2,876,000 and US$1,229,000, respectively. As at 31 December 2000 and 31 May 2001 the E.W. Blanch Group had an accrual in relation to its defined contribution obligations under this plan of US$2,944,000 and US$1,237,000, respectively.

E.W. Blanch Limited, a subsidiary undertaking of E.W. Blanch, operated a defined contribution retirement plan for its eligible United Kingdom employees. Employer contributions to this plan were equal to 4 per cent to 10 per cent of the employee's salary. The total expense for this plan for the year ended 31 December 2000 and the 5 months ended 31 May 2001 was US$2,808,000 and US$1,016,000, respectively. As at 31 December 2000 and 31 May 2001 the E.W. Blanch Group had an accrual in relation to its defined contribution obligations under this plan of US$294,000 and US$251,000, respectively.

Crawley Warren Limited, a subsidiary undertaking of the E.W. Blanch Group, operated a defined benefit arrangement which was closed to the further accrual of benefits in December 1999. As at 31 May 2001 the scheme was in the process of being wound-up and it is expected that this will be completed by the end of 2003. Liabilities in respect of pensioner members of the scheme were secured with insurance contracts during 2001. The remaining assets of the scheme (market value £15,440,000 as at 31 May 2001, invested £12,620,000 in index-linked gilts and £2,819,000 in Norwich Union's Growth Managed Fund) will be used in full to satisfy liabilities in respect of remaining members and meet the costs of winding-up the scheme. The remaining members will be offered transfer values of at least the equivalent of those calculated using the assumptions underlying the government's minimum funding requirement. In view of the above, the value of the liabilities of the scheme as at 31 May 2001 were considered to be equal to the market value of the assets of the scheme as at that date.

33. OPERATING LEASE COMMITMENTS

The E.W. Blanch Group had annual commitments under non-cancellable operating lease agreements in respect of properties and plant and equipment, for which the payments extend over a number of years, as follows:

	31 December 2000			31 May 2001		
	Property US$'000	Plant and equipment US$'000	Total US$'000	Property US$'000	Plant and equipment US$'000	Total US$'000
Lease expiry:						
Within one year	947	172	1,119	490	—	490
Within two to five years	3,695	14	3,709	2,670	9	2,679
Over five years	4,627	—	4,627	4,416	—	4,416
	9,269	186	9,455	7,576	9	7,585

34. CONTINGENT LIABILITIES

Proceedings relating to Superior National Insurance Group

A former client of E.W. Blanch, Superior National Insurance Company ("Superior National"), is involved in arbitration proceedings relating to workers' compensation reinsurance coverage that E.W. Blanch placed on its behalf with Web Management LLC, which wrote this reinsurance on behalf of United States Life Insurance Co. of the City of New York ("US Life"). In late 1999, US Life commenced arbitration proceedings against Superior National, pursuant to which, E.W. Blanch is advised, US Life alleges, among other things, that this reinsurance programme should be rescinded for alleged nondisclosure of material information. In March 2000, Superior National was put into conservatorship by the California Department of Insurance, which continues to defend the arbitration proceedings commenced by US Life against Superior National. In addition there are various other arbitrations and lawsuits pending relating to reinsurance business ceded by Superior National, which involved reinsurance placements for which E.W. Blanch acted as reinsurance intermediary. No member of the E.W. Blanch Group is party to any of these lawsuits or arbitrations, nor, to date, has any claim or threat of a claim been made against any member of the E.W. Blanch Group relating to its involvement in the placement of these reinsurance protections on behalf of Superior National. The E.W. Blanch Group continues to co-operate with Superior National in relation to these proceedings. However, it is possible that in the event US Life or other reinsurers are successful in their arbitration proceedings, and as a result are entitled to rescind Superior National's reinsurance programme, the E.W. Blanch Group could be pursued for return of the reinsurance brokerage previously received and recognised for the placement of this programme, which could be in the region of $16 million or, in addition, for damages in connection with an errors and omissions claim against it. If all previously recognised and received brokerage for this programme were required to be returned, or if the E.W. Blanch Group were held liable for damages for an errors and omissions claim and the E.W. Blanch Group's insurance coverage proves to be inadequate or unavailable, it could have a material adverse effect on the E.W. Blanch Group's financial position.

Contingencies triggered by a change of control in E.W. Blanch

In the event of a change of control of E.W. Blanch, all outstanding share options were to vest immediately and be subject to repurchase by the E.W. Blanch Group. The liability arising as a result of this accelerated vesting, based on the position at 31 May 2001, was US$2,194,000.

In the event of both a change in control of E.W. Blanch and a substantial impact on their employment positions, certain members of senior management were, in accordance with the terms of their employment contracts, to have the right to terminate those contracts and to receive a specified sum of money. As at 31 May 2001 the total amount of potential payments under this arrangement was US$14,768,000.

35. CAPITAL COMMITMENTS

At 31 May 2001 the E.W. Blanch Group had no capital commitments outstanding.

36. RELATED PARTY TRANSACTIONS

Directors of the E.W. Blanch Group

In March 2000, the E.W. Blanch Group purchased 15,798 ordinary shares, at a price of $47.07 per share, from its then Chairman, Edgar W. Blanch, Jr. for total consideration of $744,000.

37. POST BALANCE SHEET EVENTS

Acquisition by Benfield

On 31 May 2001, Benfield completed the acquisition of the entire share capital of E.W. Blanch Holdings, Inc.

Share Plans described in Note 26

All options, whether vested or not vested, for which the exercise price was lower from the price offered by Benfield for E.W. Blanch shares were cancelled in exchange for the right to receive a cash payment. On 15 June, 2001 all stock options plans were terminated.

Securities and Exchange Commission informal investigation

In January 2003, Benfield Holdings, Inc. (previously E.W. Blanch) received a request for voluntary production of documents and information from the Chicago office of the United States Securities and Exchange Commission (the "Commission"). As a result of that request, it is understood that the Commission is conducting an informal investigation into the circumstances surrounding (i) the public disclosure in March 2000 by E.W. Blanch of its anticipated financial results for the first quarter of 2000; (ii) transactions in the securities of E.W. Blanch by certain persons, including certain E.W. Blanch insiders, prior to that announcement; (iii) the inclusion of a US$ 7,500,000 fee in E.W. Blanch's revenues for the second quarter of 2000 and the reversal of that entry in the third quarter of 2000; and (iv) E.W. Blanch's revenue recognition accounting for transactions with certain reinsurance counterparties in 1998, 1999, 2000 and 2001. Benfield Holdings, Inc. has voluntarily responded to the Commission's request, and intends to continue to cooperate with the Commission.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART IX

PRO FORMA FINANCIAL INFORMATION

The following is the text of a report on the pro forma financial information by PricewaterhouseCoopers LLP, Reporting Accountants:



PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY

The Directors
Benfield Group Limited
Clarendon House
2 Church Street
Hamilton HM11, Bermuda

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

13 June 2003

Dear Sirs

Benfield Group Limited (the "Company")

We report on the pro forma statement of net assets set out in Part IX of the Company's listing particulars dated 13 June 2003. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the placing of common shares of the Company, repayment of certain indebtedness of the Group and the exercise of certain share options might have affected the audited consolidated net assets of the Group as at 31 December 2002.

Responsibilities

It is the responsibility solely of the Directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 'Reporting on pro forma financial information pursuant to the Listing Rules' issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

a) the pro forma statement of net assets has been properly compiled on the basis stated;
b) such basis is consistent with the accounting policies of the Company; and
c) the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PRO FORMA STATEMENT OF NET ASSETS

Set out below is a pro forma statement based on the consolidated net assets of the Group as at 31 December 2002. The pro forma is prepared for illustrative purposes only to show the effect of the proposed transaction and other consequential items as described in Notes 2, 3 and 4 below on the Group as if they had occurred on 31 December 2002 and, because of its nature, may not give a true picture of the financial position of the Group. It is extracted without material adjustment from the consolidated balance sheet of Benfield Group as at 31 December 2002, adjusted as described in Notes 2, 3 and 4 below.

	At 31 December 2002[1] £'000	Adjustment[2] £'000	Adjustment[3] £'000	Adjustment[4] £'000	Pro forma 31 December 2002 £'000
Fixed assets					
Intangible assets	173,987	—	—	—	173,987
Tangible assets	21,087	—	—	—	21,087
Investments in associated undertakings	5,506	—	—	—	5,506
Investment in own shares	7,449	—	—	—	7,449
Other long-term investments	5,572	—	—	—	5,572
	213,601	—	—	—	213,601
Current assets					
Debtors					
– Due within one year	3,428,225	(1,500)	—	(1,347)	3,425,378
– Due after more than one year	7,981	—	—	—	7,981
Investments	80,294	—	—	—	80,294
Cash at bank and in hand – including fiduciary funds	203,474	—	—	—	203,474
	3,719,974	(1,500)	—	(1,347)	3,717,127
Creditors – Amounts falling due within one year					
– Bank loans and other borrowings	(28,416)	—	—	—	(28,416)
– Other creditors	(3,654,383)	—	(2,801)	—	(3,657,184)
	(3,682,799)	—	(2,801)	—	(3,685,600)
Net current assets	37,175	(1,500)	(2,801)	(1,347)	31,527
Total assets less current liabilities	250,776	(1,500)	(2,801)	(1,347)	245,128
Creditors – Amounts falling due after more than one year					
– Bank loans and other borrowings	(161,322)	90,400	8,392	1,291	(61,239)
– Other creditors	(1,240)	—	—	—	(1,240)
	(162,562)	90,400	8,392	1,291	(62,479)
Provisions for liabilities and charges	(27,951)	—	—	—	(27,951)
Net assets	60,263	88,900	5,591	(56)	154,698

Notes:

(1) *Extracted, without adjustment, from the Accountants' Report on Benfield Group set out in Part VII of this document.*

(2) *Adjustments have been made to reflect (i) the issue of 40,000,000 Common Shares in the Global Offer assuming no exercise of the Over-allotment Option, resulting in net proceeds of £90.4 million after payment of estimated issue costs of £9.6 million in 2003 (which excludes £1.5 million paid prior to 31 December 2002 and included in "Prepayments and accrued income" at that date), and (ii) the application of these net proceeds to reduce bank loans and other borrowings. The exercise of the Over-allotment Option would result in additional net proceeds of £22.7 million after payment of underwriting fees of £0.9 million.*

(3) *An adjustment has been made to reflect (i) receipt of the exercise price in respect of certain share options outstanding under the 1998 Share Option Scheme and settlement of outstanding amounts on partly paid shares resulting in net proceeds of £8.4 million after payment of £0.7 million of underwriting fees, (ii) employer's taxation of £2.8 million arising on the exercise of the share options in "Creditors – amounts falling due within one year", and (iii) the application of these net proceeds to reduce bank loans and other borrowings. For further detail refer to paragraph 2 of Part III – "Global Offer".*

(4) *An adjustment has been made to reflect (i) the repayment of the amounts outstanding at 31 December 2002 of £1.4 million in respect of the Loan Share Facility by the Loan Shareholders, and (ii) the application of the net proceeds of £1.3 million after payment of £0.1 million of underwriting fees to reduce bank loans and other borrowings. An additional £0.1 million in respect of the Loan Share Facility will be applied to repay loans granted subsequent to 31 December 2002.*

No account has been taken of trading or other transactions since 31 December 2002.

Pro forma net debt of £45.3 million as at 31 December 2002 has been defined by the Company as the total of bank loans and other borrowings due within and after one year of £89.6 million less cash at bank and in hand of £44.3 million (excluding fiduciary cash and deposits unavailable for corporate purposes of £159.2 million) after applying the pro forma adjustments described in Notes 2, 3 and 4 above.

PART X

ADDITIONAL INFORMATION

1. THE COMPANY

The Company was incorporated in Bermuda as an exempted company under the Bermuda Companies Act 1981 on 1 February 2002 with the name Benfield Group Limited and registration number 31639. The Company was incorporated to replace Benfield Holdings Limited, formerly known as Benfield Group plc, as the ultimate holding company of the Group. This was accomplished by way of a court sanctioned scheme of arrangement under section 425 of the United Kingdom Companies Act 1985 which became effective on 23 October 2002. A summary of the scheme of arrangement is set out in Part XI – "The Scheme of Arrangement". The principal legislation under which the Company operates is the Bermuda Companies Act 1981. A summary of certain applicable provisions of Bermuda company law is set out in Part XII – "Summary of Applicable Bermuda Company Law".

The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The head office of the Group is at 55 Bishopsgate, London EC2N 3BD.

2. SHARE CAPITAL

2.1 The Common Shares are in registered form and not are capable of being held in uncertificated form. As described in paragraph 21 of this Part X, the Common Shares themselves will not be admitted to CREST but dematerialised Depositary Interests issued by a subsidiary of the Company's registrars in respect of the underlying Common Shares will be able to be held and transferred through the CREST system. Application has been made for Admission and it is expected that unconditional dealings in the Common Shares will commence on 18 June 2003. Save in respect of the Global Offer, none of the Common Shares have been marketed or are available in whole or in part to the public in conjunction with the application for the Common Shares to be admitted to the Official List. In connection with the Global Offer, temporary documents of title will not be issued. However, it is expected that Depositary Interests representing the Common Shares will be issued or transferred to subscribers or purchasers of Common Shares on the day of Admission. Depositary Interests representing the Common Shares will be credited to CREST accounts on the date of Admission.

2.2 The Company was incorporated with an authorised share capital of $12,000 divided into 12,000 founder shares of $1.00 each. Since its incorporation, there have been the following changes in the authorised share capital and the issued share capital of the Company:

(a) on 2 May 2002, 12,000 founder shares of $1.00 each were allotted to Benfield Holdings Limited and no call was made in respect of such shares;

(b) on 22 August 2002, by resolutions of the Directors of the Company and a resolution in writing of Benfield Holdings Limited, then the sole member of the Company, the Memorandum of Association of the Company was amended by increasing the authorised share capital of the Company from $12,000 to $2,612,000 by the creation of 200 million Common Shares of $0.01 each, 20 million Cumulative Redeemable Convertible Preference Shares of $0.01 each and 40 million Preference Shares of $0.01 each;

(c) on 23 October 2002, upon the Scheme becoming effective:

(i) 34,833,944 Common Shares of $0.01 each were issued to the former ordinary shareholders of Benfield Holdings Limited in consideration of Benfield Holdings Limited issuing new ordinary shares to the Company, of which 187,500 Common Shares of $0.01 each were issued partly paid;

(ii) 424,818 Common Shares of $0.01 each were issued to the former incentive shareholders in Benfield Holdings Limited in consideration of Benfield Holdings Limited issuing new ordinary shares to the Company;

(iii) 20 million Cumulative Redeemable Convertible Preference Shares of $0.01 each were issued to the former holders of Cumulative Redeemable Convertible Preference Shares in Benfield Holdings Limited in consideration of Benfield Holdings Limited issuing new ordinary shares to the Company;

(d) following the Scheme, 12,000 founder shares of $1.00 each were, pursuant to an authority given by the sole member of the Company on 22 August 2002, purchased by the Company for $1 and cancelled;

(e) on 30 April 2003, 266,903 Common Shares of $0.01 were allotted to satisfy 266,903 deferred share units which vested on that date;

(f) on 27 May 2003:

(i) 159,220,271 of the authorised but unissued Common Shares of US$0.01 each in the capital of the Company as at 27 May 2003 (none of which had been taken or agreed to be taken by any person) were cancelled and the share capital of the Company was diminished by US$1,592,202.71.

(ii) 5,254,064 of the authorised but unissued Common Shares of US$0.01 each in the capital of the Company as at 2 May 2003 were sub-divided into five Common Shares each with a nominal value of US$0.002;

(iii) the currency denomination of each of the 26,270,320 authorised but unissued Common Shares of US$0.002 each in the capital of the Company in issue following the change referred to in (ii) was changed to £0.00124 at a pound sterling for dollar exchange rate of £1 to US$1.611, rounded down to five decimal places;

(iv) the nominal value of each of the unissued Common Shares of £0.00124 each in the capital of the Company following the change referred in (iii) was changed from £0.00124 to £0.01;

(v) 35,525,665 Common Shares of US$0.01 each in the issued capital of the Company were sub-divided into five Common Shares each with a nominal value of US$0.002;

(vi) the currency denomination of each of the 177,628,325 Common Shares of US$0.002 each in the issued capital of the Company in issue following the change referred to in (v) was changed to £0.00124 at a pounds sterling for dollar exchange rate of £1 to US$1.611, rounded down to five decimal places;

(vii) the nominal value of each of the Common Shares of £0.00124 each in the capital of the Company in issue following the change referred to in (vi) was changed from £0.00124 to £0.01 each;

(viii) the sum of £1,556,024.13 was debited from the Company's contributed surplus account and used to pay up in full the unpaid balance of the nominal value of the 177,628,325 issued Common Shares of £0.01 each in the capital of the Company following the change referred to in (vii);

(ix) each of the 12,000 Founder Shares of par value US$1.00 each in the authorised capital of the Company (none of which had been taken or agreed to be taken by any person) was cancelled and the share capital of the Company was diminished by US$12,000;

(x) the currency denomination of each of the 20 million authorised and issued Cumulative Redeemable Convertible Preference Shares of US$0.01 each in the capital of the Company was changed to £0.00620 at a pounds sterling for dollar exchange rate of £1 to US$1.611, rounded down to five decimal places;

(xi) the nominal value of each of the 20 million authorised and issued Cumulative Redeemable Convertible Preference Shares of £0.00620 each in the capital of the Company following the change referred to in (x) was changed from £0.00620 to £0.01 each;

(xii) the sum of £76,000 was debited from the Company's contributed surplus account and used to pay up in full the unpaid balance of the nominal value of the 20 million authorised and issued Cumulative Redeemable Convertible Preference Shares of £0.01 each in the capital of the Company following the change referred to in (xi);

(xiii) each of the 40 million Preference Shares of nominal US$0.01 each in the authorised capital of the Company (none of which had been taken or agreed to be taken by any person) was cancelled and the share capital of the Company was diminished by US$400,000;

(xiv) the authorised share capital of the Company was increased from US$2,612,000 to £5,200,000 being the figure which arises from a combination of the alterations to the authorised share capital resulting from the changes referred to in (i) to (xiii) above and from the creation of a further 296,101,355 Common Shares each with a nominal value of £0.01;

(xv) Conditionally upon Admission:

(a) the Directors were generally and unconditionally authorised for the purposes of Bye-law 51.B of the Bye-laws to exercise all the powers of the Company to allot Relevant Securities (within the meaning of Bye-law 51.B(2) of the Bye-laws) up to an aggregate nominal amount of £800,000, such authority to expire on the date falling 15 months after 27 May 2003 or, if earlier, at the conclusion of the Company's annual general meeting to be held in 2004; and

(b) the Directors were generally empowered pursuant to Bye-law 51.D of the Bye-laws to allot Equity Securities (as defined in Bye-law 51.C(7) of the Bye-laws) pursuant to the authority referred to in (xv)(a) above as if Bye-law 51.C of the Bye-laws did not apply to any such allotment, such power being limited to:

(i) the allotment of Equity Securities in connection with an offer or issue to holders of Common Shares where the Equity Securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be practicable) to the respective numbers of Common Shares held by them but including in connection with such an issue, the making of such exclusions or other arrangements as the Directors may deem necessary or desirable to deal with fractional entitlements or legal or practical problems arising in or under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

(ii) the allotment (other than pursuant to the power referred to in sub-paragraph (i) above) of Equity Securities up to an aggregate nominal amount equal to 5 per cent of the issued and unconditionally allotted share capital of the Company following Admission,

such authority to expire on the date falling 15 months after 27 May 2003 or, if earlier, at the conclusion of the Company's annual general meeting to be held in 2004;

(g) on 27 May 2003, employees exercised (i) options at a price of £0.02 each in respect of 60,620 Common Shares of £0.01 each, and (ii) options at a price of £1.04 in respect of 12,500 Common Shares of £0.01 each; and

(h) on 9 June 2003, employees exercised options at a price of £1.04 each in respect of 125,000 Common Shares of £0.01 each.

(i) On 11 June 2003, employees exercised options at a price of £1.04 each in respect of 2,250 Common Shares.

2.3 (a) As at the date of this document, the Company has:

(i) an authorised share capital of £5,200,000 divided into 500 million Common Shares of £0.01 each and 20 million Cumulative Redeemable Convertible Preference Shares of £0.01 each; and

(ii) an issued share capital of 177,828,695 Common Shares of £0.01 each and 20 million Cumulative Redeemable Convertible Preference Shares of £0.01.

(b) On Admission, the authorised Common Share capital of the Company will be £5,000,000 divided into 500 million Common Shares of £0.01 of which, assuming no exercise of the Over-allotment Option, 229,898,680 Common Shares have been issued or will, pursuant to the Global Offer, be issued and, save as disclosed in paragraph 8.6(b), are or will be fully paid or credited as fully paid.

(c) The authorised but unissued Common Share capital following the issue of the Common Shares pursuant to the Global Offer will be £2,701,013 of which approximately £410,842 is reserved for issue pursuant to the exercise of outstanding options and distribution of awards under the 1998 Share Option Scheme, the DSU Plans, the 2003 PIP, the 2002 Incentive Plan and the Over-allotment Option. Up to approximately £182,000 of the authorised but unissued Common Share capital will be reserved for issue upon exercise of any conversion rights in respect of the Cumulative Redeemable Convertible Preference Shares after Admission, subject to any increase or decrease in such amount as a result of the operation of any adjustment provision in the Bye-laws. In addition, the Directors have been authorised to allot £800,000 pursuant to the authority referred to in paragraph (xv)(a) above and up to 5 per cent of the issued and unconditionally allotted share capital of the Company following Admission pursuant to the authority referred to in paragraph (xv)(b) above.

(d) Bye-law 51.C of the Bye-laws confers on shareholders rights of pre-emption in respect of the allotment of Equity Securities (as defined in the Bye-laws) which are, or are to be, paid up in cash and apply to the authorised but unissued share capital except to the extent disapplied by the resolution referred to in paragraph (xv)(b) above.

2.4 (a) As at the date of this document the following options to acquire 22,296,900 Common Shares are outstanding under the 1998 Share Option Scheme described in paragraph 4 below:

No. of Common Shares under option	Option price £	Exercise period
3,697,500	0.02	1 January 2001 to 21 December 2008
176,250	0.02	1 January 2001 to 25 February 2009
937,500	0.02	1 January 2001 to 26 August 2009
1,125,000	0.84	1 January 2003 to 9 December 2009
25,000	1.04	1 May 2003 to 31 July 2003
16,665	1.04	1 May 2003 to 27 January 2004
6,554,000	1.04	1 May 2003 to 27 July 2010
56,250	1.04	1 May 2003 to 30 October 2010
187,500	1.04	1 May 2004 to 17 May 2011
500,000	2.20	1 May 2004 to 6 December 2011
362,500	1.04	1 May 2001 to 27 December 2011
362,500	1.04	1 May 2002 to 27 December 2011
362,500	1.04	1 May 2003 to 27 December 2011
445,000	2.00	1 May 2004 to 27 December 2011
250,000	2.20	1 May 2004 to 27 December 2011
250,000	0.84	10 September 2002 to 27 December 2011
266,655	0.004	1 November 2002 to 23 January 2012
533,330	0.004	1 November 2003 to 23 January 2012
2,950,000	2.20	1 May 2004 to 23 January 2012
1,250,000	2.00	1 May 2004 to 23 January 2012
281,250	2.20	1 May 2004 to 23 January 2012
250,000	2.20	1 January 2005 to 23 January 2012
875,000	2.20	1 May 2004 to 29 April 2012
250,000	2.20	1 January 2005 to 29 April 2012
62,500	2.20	1 January 2005 to 19 May 2012
75,000	0.84	1 October 2002 to 23 June 2012
143,750	2.20	1 May 2004 to 22 August 2012
51,250	2.20	1 May 2004 to 28 August 2012

All such options were granted for nil consideration.

As a result of the Global Offer, Optionholders will be notified and may elect to exercise their options in whole or in part during a period of six months from the date of Admission. These provisions are in addition to the normal rights of exercise under the 1998 Share Option Scheme as set out in paragraph 4 below. If any Optionholder does not choose to exercise his option within the appropriate period following Admission, his option will continue to subsist as before and will lapse, if unexercised, on or by the tenth anniversary of its date of grant.

The number of Common Shares subject to existing options and/or the exercise price payable for them have been adjusted to take account of the reorganisation of the Company's share capital referred to in paragraph 2.2(f) above.

(b) As at the date of this document the following awards over deferred share units remain outstanding pursuant to the Deferred Share Unit Retention Plans described in paragraph 4 below:

Number of Common Shares underlying awards	Vesting Date
243,845	30 June 2003
166,665	30 September 2003
2,504,030	31 October 2003
487,675	30 June 2004
333,335	30 September 2004

The number of Common Shares underlying each award has also been adjusted to take account of the reorganisation of the Company's share capital referred to in paragraph 2.2(f) above.

(c) As at the date of this document, the following awards over 17,703,752 Common Shares are outstanding under the 2002 Incentive Plan described in paragraph 4 below:

No. of Common Shares under option	Option Price £	Exercise period
2,152,083	£0.01	12 June 2004 to 12 June 2013
2,152,083	£0.01	12 June 2005 to 12 June 2013
2,152,084	£0.01	12 June 2006 to 12 June 2013
437,500	£2.20	12 June 2004 to 12 June 2013
437,500	£2.20	12 June 2005 to 12 June 2013
437,500	£2.20	12 June 2006 to 12 June 2013
2,544,999	£2.50	12 June 2004 to 12 June 2013
2,544,999	£2.50	12 June 2005 to 12 June 2013
2,544,999	£2.50	12 June 2006 to 12 June 2013

No. of Common Shares underlying deferred share unit awards[1]	Vesting date
766,668	12 June 2004
766,668	12 June 2005
766,669	12 June 2006

All such awards were granted for nil consideration.

(1) No award price is payable in respect of awards that comprise deferred share units.

2.5 Under the Existing Bye-laws, the holders of the Cumulative Redeemable Convertible Preference Shares have the general right to elect to convert their shares into Common Shares. The number of Common Shares arising on conversion depends on the fair market value of the Common Shares as at the date on which a conversion notice is served (calculated in accordance with the provisions of the Existing Bye-laws), subject to certain upper and lower limits. As at the date of this document, the holders of the Cumulative Redeemable Convertible Preference Shares would be entitled to between 15,151,515 and 18,181,818 Common Shares in aggregate if they exercised their general conversion rights in full. However, since the Company has given the holders of the Cumulative Redeemable Convertible Preference Shares formal notice under the Existing Bye-laws of the proposed Admission, they may not exercise their general right to convert for 120 days from 13 May 2003 or, if earlier, until Admission occurs or the date on which the Company serves notice on the holders of the Cumulative Redeemable Convertible Preference Shares that there is no reasonable prospect that the Admission will occur. As summarised in this Part X, following Admission, the conversion price applicable in respect of any exercise of the general right to convert would, subject to certain upper and lower limits and to adjustment in accordance with the Bye-laws, be the Offer Price.

Under the Existing Bye-laws, subject to certain limitations, the Cumulative Redeemable Convertible Preference Shares would automatically be converted into Common Shares prior to the happening of a Majority Sale (as defined in the Existing Bye-laws) which, in broad terms, is where any person acquires equity shares in the Company which (when taken together with any equity shares already held or acquired) carry more than fifty per cent of the aggregate voting rights normally exercisable at general meetings. Whether or not shares are converted and, if so, the number of Common Shares arising on conversion depends on the price per share to be paid for each Common Share in the event of a Majority Sale. If such price were 220p or more, all Cumulative Redeemable Convertible Preference Shares would be converted provided that the conversion price would be capped at 264p, subject to any adjustment in accordance with the Existing Bye-laws. If the price were less than 220p, none of the Cumulative Redeemable Convertible Preference Shares would be converted and no Majority Sale would be able to take place unless the Company procured a third party or third parties to purchase and/or the Company had redeemed all of the Cumulative Redeemable Convertible Preference Shares. On any such purchase or redemption (as the case may be) the purchaser or the Company would be required to pay an amount equal to the aggregate issue price of the shares to be purchased or redeemed and all arrears and accruals of the fixed dividend payable thereon up to and including the date of purchase or redemption.

Under the Existing Bye-laws, the holders of the Cumulative Redeemable Convertible Preference Shares have the right to convert their shares prior to the happening of an IPO (as defined in the Existing Bye-laws). The number of Common Shares arising on conversion depends on the price per share at which the Common

Shares admitted to listing are offered for sale, tendered or made available for subscription (as the case may be) on the IPO, subject to certain upper and lower limits. Accordingly, under the Existing Bye-laws, the holders of the Cumulative Redeemable Convertible Preference Shares have the right to convert their shares into Common Shares in connection with the Global Offer and the applicable conversion price is the Offer Price. However, none of the holders of the Cumulative Redeemable Convertible Preference Shares has elected to exercise its conversion rights in connection with the Global Offer.

The rights attaching to the Cumulative Redeemable Convertible Preference Shares after Admission are set out in the Bye-laws which are summarised in paragraph 3 of this Part X and available for inspection as set out in paragraph 23 of this Part X.

2.6 Other than pursuant to the Global Offer, the Over-allotment Option, the DSU Plans, the 1998 Share Option Scheme, the 2002 Incentive Plan, the 2003 PIP and any exercise of conversion rights in respect of the Cumulative Redeemable Convertible Preference Shares, there is no present intention to issue any of the authorised but unissued share capital of the Company.

2.7 Assuming that the Over-allotment Option is not exercised, 40,000,000 New Common Shares will, subject to Admission, be issued pursuant to the Global Offer at a price of 250p per Common Share, representing a premium of 249p over their nominal value of £0.01 each. In connection with the Cashless Exercise Facility, a further 12,069,985 Common Shares will be issued upon the exercise of existing share options.

2.8 The share capital history of Benfield Holdings Limited (which was, until the Scheme became effective, the holding company of the Group) since 1 January 2000 up to and including the date immediately preceding the date of this document is as follows:

(a) on 1 January 2000, the authorised share capital of Benfield Holdings Limited was £11,011,723 divided into 98 million Ordinary Shares of one penny each, 10 million Preferred Ordinary Shares of £1 each, 1,172,300 Convertible Ordinary Shares of one penny each and 2 million Incentive Shares of one penny each of which 60,613,878 Ordinary Shares, 10 million Preferred Ordinary Shares and 849,625 Incentive Shares were issued and fully paid, save in respect of 375,000 Ordinary Shares which were partly paid;

(b) on 20 April 2000, Benfield Holdings Limited allotted an aggregate of 3 million Ordinary Shares of one penny each[1];

(c) by an ordinary resolution passed on 24 May 2001, each of the 1,172,300 authorised but unissued Convertible Ordinary Shares of one penny each was re-designated as an Ordinary Share of one penny;

(d) by a special resolution passed on 24 May 2001, 10 of the Preferred Ordinary Shares of £1 each were re-designated as 10 Convertible Shares of £1 each[2];

(e) pursuant to special resolutions passed on 24 May 2001, Benfield Holdings Limited purchased 250,000 Ordinary Shares and 9,999,990 Preferred Ordinary Shares from the registered holders thereof[3];

(f) on 30 May 2001, Benfield Holdings Limited allotted 5,734,615 Ordinary Shares of one penny each[4];

(g) on 31 July 2001, Benfield Holdings Limited allotted 375,000 Ordinary Shares of one penny each[5];

(h) by an ordinary resolution passed on 31 December 2001, 400,000 of the 9,999,990 authorised but unissued Preferred Ordinary Shares of £1 each were sub-divided into and re-classified as 40 million Cumulative Redeemable Convertible Preference Shares of one penny each;

(i) by an ordinary resolution passed on 31 December 2001, the remaining 9,599,990 authorised but unissued Preferred Ordinary Shares of £1 each were cancelled in accordance with section 121 of the Companies Act such that Benfield Holdings Limited's share capital was diminished by the amount of the shares so cancelled;

(j) on 31 December 2001, Benfield Holdings Limited allotted 20,000,001 Cumulative Redeemable Convertible Preference Shares of one penny each[6];

(k) on 30 April 2002, Benfield Holdings Limited allotted 19,999,998 Cumulative Redeemable Convertible Preference Shares of one penny each[7];

(l) on 23 May 2002, Benfield Holdings Limited allotted 194,137 Ordinary Shares of one penny each[8];

(m) in accordance with the Scheme and by a special resolution passed on 30 September 2002:

(i) the share capital of Benfield Holdings Limited was, with effect from 23 October 2002, reduced to nil by cancelling and extinguishing all of the issued shares in Benfield Holdings Limited which were the subject of Scheme and the authorised but unissued shares in Benfield Holdings Limited;

(ii) forthwith and contingently upon the said reduction taking effect:

(A) the authorised share capital of Benfield Holdings Limited was increased to its former amount of £1,411,733 by the creation of 141,173,300 ordinary shares of one penny each in Benfield Holdings Limited;

(B) Benfield Holdings Limited allotted 375,000 Ordinary Shares of one penny each to the Company paid up as to their nominal value and upon terms that the Company is liable to pay a premium of £2.05 per share in respect of each such partly paid share when called on to do so in accordance with the articles of association of Benfield Holdings Limited; and

(C) Benfield Holdings Limited allotted 140,798,300 Ordinary Shares of one penny each to the Company fully paid;

(n) on 30 September 2002, the 10 outstanding Convertible Shares of £1 each were purchased by Benfield Holdings Limited and cancelled[2].

Further details of the changes to the share capital of Benfield Holdings Limited in connection with Scheme are set out in Part XI.

(1) Allotted to Rodman Fox and Paul Karon in connection with their becoming employees of the Group.
(2) The Convertible Shares of £1 each were held by Royal Bank Investments Limited and HSBC Private Equity Investments Limited and were purchased by the Company under the then existing articles of association of Benfield Holdings Limited and the agreements summarised in paragraphs 16(f) and (g) of this Part X on 30 September 2002.
(3) Purchased under the agreements summarised in paragraphs 16(f) and (g) of this Part X.
(4) 200,000 shares allotted to an employee of the Group in consideration for the share capital of Alderstead (UK) Limited; 150,000 shares allotted to an employee of the Group in consideration for his shares in Benfield Advisory Holdings Limited; 384,615 shares allotted to employees of the Group for their shares in Benfield Greig Canada Limited; 1 million shares allotted to four employees of the Group in consideration for the entire share capital of Arastard Limited; 4 million shares allotted to Rodman Fox, Paul Karon and other employees of the Group under the agreements summarised in paragraph 16(h) of this Part X.
(5) Shares allotted to a then employee of the Group in consideration for the remaining 50% of the shares in Rayco Sports Limited which were not held by the Group.
(6) Shares allotted under the Subscription Agreement summarised in paragraph 16(d) of this Part X.
(7) Shares allotted under the Subscription Agreement summarised in paragraph 16(e) of this Part X.
(8) Shares allotted to various employees of the Group.

2.9 Save as disclosed in this Part X and, in relation to the Scheme, in Part XI – "The Scheme of Arrangement":

(a) there has been no change in the amount of the issued share or loan capital of the Company and no material change in the amount of the issued share or loan capital of any of its subsidiaries (other than intra-group issues by wholly owned subsidiaries) in the three years preceding the date of this document;

(b) no commissions, discounts, brokerages or other special terms have been granted by the Company or any of its subsidiaries in connection with any issue or sale of any share or loan capital of the Company or any of its subsidiaries referred to in paragraph 2.2 or 2.8 above or in Part XI in the three years preceding the date of this document; and

(c) no share or loan capital of the Company or any of its subsidiaries is under option or is agreed, conditionally or unconditionally, to be put under option, save that:

(i) two employees of the Group have been granted options to acquire an aggregate of 110,200 ordinary shares and 500,000 preference shares equalling 20% of the outstanding shares in Orbit Benefits Limited at an exercise price of one penny per share, which options became exercisable upon the Group's acquisition of Blanch; and

(ii) pursuant to an agreement dated 31 January 2003 Catixl Limited has granted a warrant to an employee of the Group to subscribe for 40 per cent of the share capital of Catixl Limited.

3. MEMORANDUM OF ASSOCIATION AND BYE-LAWS

3.1 Under the Memorandum of Association of the Company, the main object for which the Company is formed and incorporated is to act and to perform all the functions of a holding company. The objects of the Company are set out in full in clause 6 of the Memorandum of Association which is available for inspection at the address specified in paragraph 23 below.

3.2 The Bye-laws of the Company contain provisions, inter alia, to the following effect:

(a) Voting rights

(i) At any general meeting, a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands. At a general meeting on a show of hands every shareholder who is present in person or by proxy or (being a corporation) is present by a representative, has one vote. On a poll every shareholder who is present in person or by proxy or (being a corporation) is present by a representative has one vote for every share in the capital of the Company of which he is the holder. (Bye-laws 44 and 50(6)(a))

(ii) Cumulative Redeemable Convertible Preference shareholders are entitled to receive notice of and to attend all general meetings but are not entitled to vote. Subject to voting affecting class rights, no votes shall attach to those shares except that, as described in (h) below, Cumulative Redeemable Convertible Preference shareholders are entitled to vote where the Company has failed to redeem the shares in accordance with their terms. (Bye-law 50(6)(b))

(iii) No shareholder may be present at company meetings or vote or be reckoned in a quorum if any call or other sum payable by him to the Company in respect of any share remains unpaid. (Bye-law 43(2))

(iv) The Bye-laws provide for unanimous written resolutions of members. (Bye-law 41)

(b) Class rights

Whenever the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class in accordance with Section 47(7) of the Bermuda Companies Act 1981. (Bye-law 52(1))

(c) *Directors and Officers*

(i) The business of the Company shall be managed by the Board, who may exercise all such powers as are not required to be exercised in general meeting, subject always to the provisions of the Bye-laws and the Bermuda Companies Act 1981 and to such directions as may be prescribed by the Company in general meeting. The Board may regulate its meetings as it sees fit and questions arising at a meeting are decided by a majority of votes. In the case of an equality of votes, the Chairman if there be one, and if not the President has a second or casting vote. (Bye-laws 2, 3 and 19)

(ii) If and for so long as the Company shall not be subject to The City Code on Takeovers and Mergers issued from time to time by or on behalf of the Panel on Takeovers and Mergers ("City Code"), the Board shall, in managing and conducting the business of the Company and in exercising or refraining from exercising any and all powers, rights and privileges use its reasonable endeavours to apply and to have the Company abide by the General Principles as set out in the City Code ("General Principles") mutatis mutandis as though the Company were subject to the City Code. In the event that circumstances arose wherein, if the Company were subject to the City Code, the Company would be an offeree or otherwise the subject of an approach or the subject of a third party statement of firm intention to make an offer, the Board would comply and procure that the Company complied with the provisions of the City Code. In the event that the Board recommended to the shareholders of the Company or any class thereof any takeover offer made for shares in the Company from time to time, the Board would obtain the undertaking of the offeror(s) to comply with the provisions of the City Code in the conduct and the execution of the relevant offer. It is recognised in Bye-law 3(4) that the Panel on Takeovers and Mergers does not have jurisdiction and that, if and for so long as such may be the case, these provisions are subject in any event to the Bermuda Companies Act 1981 and to the requirement that the Board must be satisfied that the application of Bye-law 3(4) is in the best interests of the Company. (Bye-law 3)

(iii) The Board may delegate any of its powers to a committee which may consist partly or entirely of non-Directors. The Board may appoint a Director to the office of managing director and/or a Chief Executive Officer to supervise and administer the general business and affairs of the Company and to exercise any of the powers and discretions exercisable by other Directors, upon such terms and conditions and with such restrictions as the Directors may think fit, and the Board may also delegate powers to any officer and for such period and on such terms as the Board may from time to time determine. The Board may appoint one or more Directors to hold such other executive office in relation to the management of the business of the Company as the Board may decide. The Board may revoke any such appointment subject to the terms of any service contract entered into, and without prejudice to any claim arising from such revocation. (Bye-laws 4, 8 and 26)

(iv) Until otherwise determined by the Company in general meeting the number of Directors shall not be more than 15 nor less than 3. A Director may be appointed pursuant to Bye-law 12(8) (see (viii) below) notwithstanding that such appointment may cause the total number of Directors to exceed the maximum number set out in or determined in accordance with this provision any such Director shall be ignored in determining whether the maximum number of Directors has been or will be exceeded. At each annual general meeting, one third of the Directors, or the number nearest to one third, shall retire from office. A retiring Director shall be eligible for re-election. The quorum necessary for Board meetings may be fixed by the Directors and, until so fixed, is two. The Bye-laws provide that notice must be given in writing not less than 7 days nor more than 42 days prior to the meeting at which Directors are to be appointed for proposals by members to appoint any person as a Director (along with notice in writing signed by that person of his willingness to be appointed), other than a Director retiring at the same meeting or a person proposed for re-election or election as a Director by the Board. (Bye-laws 12 and 18)

(v) Bye-law 20 provides for unanimous written resolutions of Directors.

(vi) The Board may appoint persons to be Directors either to fill a casual vacancy or as an additional Director but so that the total number of Directors shall not at any time exceed that set out in Bye-law 12 (see above). The office of a Director shall be vacated in the event of death, disability, bankruptcy, disqualification, resignation or removal by all other Directors. (Bye-laws 12(6) and 16(2))

(vii) A Director may be removed by a resolution of the shareholders at any special general meeting convened in accordance with the Bye-laws and where the relevant Director has been served with not less than 28 days notice and has the right to be heard on the motion for his removal. Section 93 of the Bermuda Companies Act 1981 shall not apply to the Company. Any removal of a Director shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company. (Bye-law 15(1) and 15(3))

(viii) The holder for the time being of the greatest number of Cumulative Redeemable Convertible Preference Shares ("Appointor") shall be entitled to appoint one person who has been approved by a majority of the Board (such approval not to be unreasonably withheld or delayed) as a non-executive Director of the Company in the event that the Company fails to pay the full amount of the fixed cumulative preferential dividend on the relevant dividend date or of any redemption payment on any redemption date. Any such Director may, on his part, appoint an alternate director to be approved by a majority of the Board (such approval not to be unreasonably withheld or delayed). Any appointment or removal of any such Director is made by way of a written notice to the Company at its registered office and takes effect upon service of the notice or at such time as specified in the notice. Any such Director is automatically to be deemed to have been removed from office (without any requirement for notice to be served by the Appointor or any resolution or any other action of the Board or shareholders or otherwise) either upon full payment of any redemption amount (including all unpaid dividends) due to the Appointor or on the Appointor ceasing to hold the greatest number of Cumulative Redeemable Convertible Preference Shares, whichever occurs first. (Bye-laws 12(1) and (8))

(ix) A Director shall declare the nature of his interest in any contract or arrangement with the Company as required by the Bermuda Companies Act 1981. A Director so interested shall not, except in particular circumstances, be entitled to vote or be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting by reason of such interest. (Bye-law 21)

(x) The Bye-laws provide for the appointment of alternate Directors. (Bye-law 14)

(xi) The remuneration (if any) of any managing officer, chief executive officer and each other executive Director of the Company shall be determined by the Board, (with the interested Director not voting or being counted in the quorum on any resolution concerning his own remuneration), and may either be a fixed sum of money, or may altogether or in part be governed by the business done or profits made, and may include the making of provisions for the payment to him, his widow or other dependants, of a pension on retirement from the office or employment to which he is appointed and for the participation in pension and life assurance and other benefits, or may be upon such other terms as the Directors determine. The Directors shall be paid out of the funds of the Company by way of fees for their services as Directors and such remuneration shall be deemed to accrue from day to day. Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from meeting of the Board, any committee appointed by the Board, general meetings of the Company, or in connection with the business of the Company or their duties as Directors generally. (Bye-laws 22A, 22B)

(xii) The officers of the Company shall consist of a president and a vice president or a chairman and a deputy chairman, a secretary and such additional officers as the Board may from time to time determine, all of whom shall be deemed to be Officers for the purposes of the Bye-laws. The Board shall appoint a president and a vice president or a chairman and a vice chairman who shall be Directors as soon as possible after the statutory meeting of the shareholders and after each annual general meeting, whilst the secretary and any additional officer shall be appointed from time to time. The election or appointment of any officer or secretary may be revoked at any time, and where the officer is also a director his election or appointment as officer shall automatically terminate if such person ceases to be a Director for any reason. Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time, and shall receive such remuneration, if any, as the Board from time to time may determine. (Bye-laws 23, 24, 25 and 26)

(d) **Indemnity**

The Company may not exempt or indemnify any Director or officer of the Company or any auditor against any liability in respect of any negligence, default, breach of duty or breach of trust; however, the Company may: (i) purchase and maintain for any such Director, officer or auditor insurance against any such liability or any other insurance which the Company may purchase and maintain in accordance with the Act; or (ii) indemnify any such Director, officer or auditor against any liability incurred by him in defending any proceedings whether civil or criminal in which judgment is given in his favour or where proceedings are otherwise disposed of without any finding of any material breach of duty on his part or in which he is acquitted or in connection with any application in which relief is granted to him by the Court for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. Subject to the above and to the extent permitted by law, any Director or officer of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses or liabilities sustained or incurred in the proper and lawful execution and/or discharge of the duties of his office and/ or the exercise or purported exercise of his powers or discretions and/or otherwise in relation thereto or in connection therewith. (Bye-law 30)

(e) **Borrowing Powers**

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. (Bye-law 10)

(f) **Dividends**

(i) Cumulative Redeemable Convertible Preference Shares

(A) Subject to (C) below the holders of Cumulative Redeemable Convertible Preference Shares are entitled to a fixed cumulative preferential dividend on each Cumulative Redeemable Convertible Preference Share at the rate of 5 per cent per annum on the issue price for the period from the "Deemed Issue Date" (as defined in the Bye-laws) to 31 December 2002 increasing by 1 per

cent per annum up to and including the twelve month period from 1 January 2006. In each successive twelve month period thereafter the rate will be 9 per cent. Subject to certain legal and other exceptions, the fixed dividend is payable in two installments in each year and upon conversion or redemption of the shares. If the Company fails to pay the fixed dividend, the dividend rate increases to 9 per cent until all arrears have been paid. The issue price of each of the issued Cumulative Redeemable Convertible Preference Shares is £2.00.

(B) In the event that the Company by reason of the Act or any principle of law is unable to pay on the Dividend Date (meaning the due date for payment of the fixed cumulative preferential dividend payable on each Cumulative Redeemable Convertible Preference Shares, the "Fixed Dividend") the whole of the Fixed Dividend which would otherwise be required to be paid on that Dividend Date ("Relevant Dividend") or payment of the Relevant Dividend would result in any Breach (meaning any breach by the Company or Benfield Holdings Limited of any provision, covenant or restriction, in the Barclays Facility or any Replacement Loan Agreement (in each case as defined in the Bye-laws), as the case may be, in force on the Dividend Date on which payment of the Relevant Dividend would otherwise be due, or any event of default thereunder) or it would be likely that payment of the Relevant Dividend would result with the passage of time in a Breach ("Potential Breach"), then the Company would be entitled to:

(i) pay the relevant holders on the Dividend Date the maximum sum (if any) which can be properly paid by the Company consistently with the Act and any principle of law and without causing any Breach or any Potential Breach, any such sums to be divided among the relevant holders pro rata to their holdings;

(ii) to pay as much of the balance of the Relevant Dividend (whether in one or more instalments) as soon after the relevant Dividend Date as may then be consistent with the Bermuda Companies Act 1981 and with any principle of law and without causing any Breach or any Potential Breach, such payment to be made in priority to any dividend which shall have accrued on the same class of share in respect of a period subsequent to the relevant Dividend Date;

(iii) treat every sum which shall have become payable by the Company on any date determined in accordance with (i) and (ii) above as a debt due from and immediately payable by the Company to the relevant holders pro rata to the number of Cumulative Redeemable Convertible Preference Shares they hold, ipso facto and without the requirement of any resolution of the Board of the Company in any general meeting. The Company however shall not be entitled to withhold the payment of any amount of the Relevant Dividend which would otherwise be due if the relevant Breach or Potential Breach: (a) is of any provision, covenant or restriction contained in the then current Barclays Facility on Replacement Loan Agreement which is more restrictive or is in addition to the those contained in the Barclays Facility as amended and/or restated up to and including 1 May 2003, unless the then current Barclays Facility or the then current Replacement Loan Agreement which is the subject of the Breach or Potential Breach (as the case may be) has been approved by all the Cumulative Redeemable Convertible Preference shareholders in writing: or (b) is of the then current Replacement Loan Agreement but the relevant Breach or Potential Breach would not have constituted a Breach or Potential Breach of the Barclays Facility (as amended and/or restated up to and including 1 May 2003) had the same continued in force, unless it had been approved by all the Cumulative Redeemable Convertible Preference shareholders in writing.
(Bye-law 50(1)(e))

(C) If the fixed dividend is not paid for any reason on the due date, the overdue dividend is increased by way of a further fixed cumulative preferential dividend at the rate of 9 per cent per annum.

(D) If the IPO Price (meaning the price at which Common Shares admitted to listing are offered for sale, tendered or made available for subscription on the IPO) was £2.20 or more, the dividend rate applied to the Cumulative Redeemable Convertible Preference Shares which have not been converted into Common Shares prior to the IPO is, subject to the last sentence of (A) above, capped at 6% per annum. Where the IPO price was less than £2.20 then, in respect of any Cumulative Redeemable Convertible Preference Shares which were not purchased or

redeemed before, contemporaneously with or immediately prior to the IPO (as the case may be), the dividend rate is increased to 10% per annum and such rate shall apply from and with effect from the date of the IPO. (Bye-law 50(1)(h) and (i))

(E)• Common Shares arising on conversion of Cumulative Redeemable Convertible Preference Shares rank pari passu with other issued Common Shares and carry the right to receive all dividends declared, made or paid on the Common Share capital of the Company by reference to a record date after the Cumulative Redeemable Convertible Preference Shares in question are converted to Common Shares. The fixed dividend on such Cumulative Redeemable Convertible Preference Shares shall cease to accrue with effect from the last day of the dividend period immediately preceding the dividend period in which the conversion date occurs. (Bye-law 50(4)(g))

(ii) Common Shares

After payment of all arrears of fixed dividend then, subject to certain provisions, the balance of the profits of the Company lawfully available for distribution and resolved to be distributed shall be applied in paying a dividend on the Common Shares. The Board may elect to pay dividends on Common Shares which are partly paid other than according to the amounts paid on those shares or in proportion to the number of shares held.

(iii) The Board may, subject to the Bye-laws and in accordance with Section 54 of the Bermuda Companies Act 1981, declare a dividend to be paid to the members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets. (Bye-law 66)

(g) **Conversion Rights: Cumulative Redeemable Convertible Preference Shares** (Bye-law 50(4))

(i) Subject to certain requirements and restrictions, Cumulative Redeemable Convertible Preference shareholders have a general right to convert all or some of their Cumulative Redeemable Convertible Preference Shares into fully paid Common Shares at any time. The number of Common Shares to which the Cumulative Redeemable Convertible Preference Shareholder shall be entitled on conversion is determined by dividing the issue price of the shares which are to be converted by the conversion price. In such case, the conversion price will be the price per share at which the Common Shares admitted to listing were offered for sale, tendered or made available for subscription (as the case may be) on the IPO, subject to any adjustment (the "IPO Price") provided that, if the IPO Price was less than £2.20, the Conversion Price shall be £2.20 and if the IPO Price was greater than £2.64, the Conversion Price shall be £2.64. The upper and lower limitations of £2.20 and £2.64 are themselves subject to adjustment in certain circumstances.

(ii) Subject to certain limitations, Cumulative Redeemable Convertible Preference Shares are automatically converted into Common Shares if any person acquiring or agreeing to acquire or being granted the right to acquire, whether by acquisition of existing shares in the Company or subscription for new shares in the Company and whether by a series of transactions over a period of time or otherwise, and whether conditionally or unconditionally, equity shares in the Company which (when taken together with any equity shares held or acquired or agreed to be acquired by, or in respect of which rights to acquire have been granted to, persons acting in concert with that person) carry more than fifty per cent. of the aggregate voting rights normally exercisable at general meetings of the Company (a "Majority Sale"). The number of Common Shares to which a Cumulative Redeemable Convertible Preference Shareholder shall be entitled on conversion shall be calculated be dividing the issue price of the shares which are to be converted by the conversion price. In any such case, the conversion price will, subject to any adjustment, be the price per share to be paid for each Common Share in the event of the relevant Majority Sale which shall take into account the value of any dividends declared after the date of adoption of this Bye-law and the amount of any other consideration (in cash or otherwise) which having regard to the transaction as a whole can reasonably be regarded as an addition to the price so payable. If the conversion price is £2.20 or more, all Cumulative Redeemable Convertible Preference Shares would be converted provided that the conversion price shall never be greater than £2.64. If the conversion price is less than £2.20, none of the Cumulative Redeemable Convertible Preference Shares would be converted and the Company must ensure that no Majority Sale take places unless the Company has procured a third party or third parties to purchase and/or the Company has redeemed all of the

Cumulative Redeemable Convertible Preference Shares in accordance with the provisions of the Bye-laws. On any such purchase or redemption (as the case may be) the purchaser or the Company would be required to pay an amount equal to the aggregate issue price of the shares to be purchased and all arrears and accruals of the fixed dividend payable thereon up to and including the date of purchase or redemption. The upper and lower limitations of £2.20 and £2.64 are themselves subject to adjustment in certain circumstances.

(iii) Where the Company is unable whether by reason of the Act or any principle of law to pay any outstanding arrears or accruals of the Fixed Dividend on the Conversion Date, or where such payment would cause any Breach or any Potential Breach, all Cumulative Redeemable Convertible Preference Shares failing to be converted shall nevertheless be converted, such conversion to be without prejudice to the right of the relevant holders, immediately before conversion, to any unpaid arrears or accruals of the Fixed Dividend (as defined above) outstanding as at the day of conversion (the "Arrears") together with interest accruing from day to day on the unpaid amount at the rate of 9 per cent. per annum, to be paid, unless waived by the former Cumulative Redeemable Convertible Preference shareholders concerned, as soon after the conversion as may then be consistent with the Act or any principle of law and without causing any Breach or Potential Breach and in priority to any payment by way of dividend to the holders of any class of shares in the Company (Bye-law 50(4)(j))

(iv) In the event that whilst any Cumulative Redeemable Convertible Preference Share remains capable of being converted into Common Shares the Common Shares are to be consolidated or sub-divided, then the number of Common Shares to be issued on any subsequent conversion and/or all references to the sterling amounts of "£2.20" and "£2.64" made in the Bye-laws shall be reduced or increased accordingly (with the exception of the references to the IPO price as set out in Bye-laws 50(1)(h) and (i)). The certificate of the Auditors shall be conclusive and binding on all concerned where any doubts arise as to the number and references to such sterling amounts and any notice of any such sub-division or consolidation shall be sent to each Cumulative Redeemable Convertible Preference shareholders within 28 days of the same becoming effective. (Bye-law 50(4)(k))

(v) In the event that whilst any Cumulative Redeemable Convertible Preference Share remains capable of being converted into Common Shares, the Company makes any issue of Common Shares by way of capitalisation of profits or reserves, then the number of Common Shares to be issued in any subsequent conversion of Cumulative Redeemable Convertible Preference Shares shall be increased pro rata. The certificate of the Auditors shall be conclusive and binding on all concerned where any doubts arise as to the amount of the increase in the nominal amount of Company Shares and notice of such capitalisation issue shall be sent to each Cumulative Redeemable Convertible Preference Shareholder within 28 days of the same becoming effective. No adjustments shall be made in the event of the issue of shares by way of capitalisation of profits or reserves in lieu of cash dividends. (Bye-law 50(4)(l))

(vi) No Cumulative Redeemable Convertible Preference Shareholder may elect to convert part only of his holding of Cumulative Redeemable Convertible Preference Shares when exercising his general right to convert (see above under Bye-law 50(4)) if the number of Cumulative Redeemable Convertible Preference Shares held by him prior to such conversion is or would be following the conversion less than 1 million or 5 per cent of total number of issued Cumulative Redeemable Convertible Preference Shares (whichever is the greater). The number of 1 million is to be reduced or increased accordingly where Cumulative Redeemable Convertible Preference Shares are consolidated or sub-divided whilst any Cumulative Redeemable Convertible Preference Shares remain capable of being converted into Common Shares. The certificate of the Auditors shall be conclusive and binding on all concerned where any doubts arise as to such number. (Bye-law 50(4)(m))

(vii) If, whilst any Cumulative Redeemable Convertible Preference Share remains capable of being converted into Common Shares, the Company shall issue Common Shares to Common Shareholders as a class by way of rights at a price per Common Share which is less than 100 per cent. of the Current Market Price (as defined in the Bye-laws) per Common Share on the dealing day immediately preceding the date of the first public announcement of the terms of the issue of such Common Shares, then in respect of any subsequent conversion of Cumulative Redeemable Convertible Preference Shares after the date on which the Common Shares are first traded ex-rights, the Conversion Price which would otherwise be determined in accordance with the Bye-laws

as summarised at (g)(i) and (g)(ii) (as the case may be) in respect of such conversion shall be adjusted by multiplying such Conversion Price by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the number of Common Shares in issue immediately before such announcement;

B is the number of Common Shares which the aggregate amount (if any) payable for the Common Shares issued by way of rights would purchase at such Current Market Price per Common Share; and

C is the number of Common Shares issued by way of rights,

and all references in these Bye-laws to the Sterling amounts of "£2.20" and "£2.64" (as adjusted following all prior applications of the Bye-laws as summarised at and (g)(iv), (g)(vii) and (g)(viii) shall, except in certain specific cases be reduced by multiplying them by the same fraction. (Bye-law 50(4)(n))

(viii) If, whilst any Cumulative Redeemable Convertible Preference Share remains capable of being converted into Common Shares, the Company shall issue (otherwise than to Common Shareholders as a class by way of rights or by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve)) wholly for cash or for no consideration any Common Shares, or securities convertible into or exercisable or exchangeable for Common Shares ("Convertible Securities"), or the rights attached to any securities issued by the Company are varied so that those securities become convertible into or exercisable or exchangeable for Common Shares such that those securities become Convertible Securities, (in each case other than in certain specific circumstances) at a price per Common Share (or having an exercise, conversion or exchange price per Common Share) which is less than 100 per cent. of the Current Market Price (as defined in the Bye-laws) per Common Share on the dealing day immediately preceding the date of the first public announcement of the terms of such issue of Common Shares or Convertible Securities or, as the case may be, the terms on which rights attached to securities issued by the Company have been varied, then in respect of any subsequent conversion of Cumulative Redeemable Convertible Preference Shares after the date on which, as the case may be, the additional Common Shares or Convertible Securities are issued or the relevant securities issued by the Company become Convertible Securities, the Conversion Price which would otherwise be determined in accordance with the Bye-laws in respect of such conversion shall be adjusted by multiplying such Conversion Price by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the number of Common Shares in issue immediately before such announcement;

B is the number of Common Shares which the aggregate consideration (if any) receivable for the issue of such additional Common Shares or, as the case may be, for the issue of the Convertible Securities (or, as the case may be, the relevant securities issued by the Company which became Convertible Securities) and the issue/transfer of Common Shares upon the exercise, conversion or exchange of such Convertible Securities, would purchase at such Current Market Price per Common Share; and

C is the number of Common Shares to be issued pursuant to such issue of such additional Common Shares, or into which the relevant Convertible Securities may be exercised, exchanged or converted,

and all references in the Bye-laws to the sterling amounts of "£2.20" and "£2.64" (as adjusted following all prior applications of the Bye-laws as summarised at and (g)(iv), (g)(vii) and (g)(viii), shall, except in certain specific cases, be reduced by multiplying them by the same fraction. (Bye-law 50(4)(o))

(ix) The Bye-laws contain a dispute resolution provision to be applied where any dispute arises in respect of the adjustment mechanisms referred to in paragraphs (vii) and (viii) above.

(h) **Redemption of Cumulative Redeemable Convertible Preference Shares** (Bye-law 50(5))

(i) Subject to certain limitations, the Company is obliged to redeem Cumulative Redeemable Convertible Preference Shares on the seventh anniversary of the Deemed Issue Date.

(ii) Notwithstanding any other provision in the Bye-laws, upon redemption of each Cumulative Redeemable Convertible Preference Share pursuant to Bye-law 50(5), there shall be paid an amount equal to the Issue Price together with a sum equal to the whole or such part of any outstanding arrears and accruals of the Fixed Dividend in respect of such share calculated down to and including the Redemption Date as the Company is able to pay (if any) in accordance with the Bermuda Companies Act 1981 and any principle of law and without causing any Breach or Potential Breach. Where any Cumulative Redeemable Convertible Preference Share is redeemed without payment of all arrears or accruals of Fixed Dividend, such share shall nevertheless be redeemed, with the holder of such share being entitled to any unpaid arrears and accruals outstanding at the Redemption Date, together with interest accruing from day to day on the unpaid amount at the rate of 9 per cent per annum, sum which shall be paid, unless waived by the relevant former Cumulative Redeemable Convertible Preference Shareholder, to such former holders (pro rata to the arrears due to them) as soon after the redemption as may then be consistent with the Bermuda Companies Act 1981 and any principle of law and without causing any Breach or Potential Breach and in priority to any payment by way of dividend to the holders of any class of share in the Company. (Bye-law 50(5)(g))

(iii) If any Cumulative Redeemable Convertible Preference Share is not redeemed on the seventh anniversary of its issue, the holder becomes entitled to exercise voting rights at general meetings (based on a conversion formula) and acquires the right to sell its shares to any third party, subject to certain requirements.

(i) **Power to issue shares**

Save as otherwise provided in the Bermuda Companies Act 1981 or under the Bye-laws, all unissued shares (either part of the original or of any increased capital) shall be at the disposal of the Directors to allot (with or without conferring a right to renunciation), grant options over, offer or otherwise deal with or dispose of them to such persons and generally on such terms and conditions as they may determine. (Bye-law 51A)

(j) **Authority to issue shares**

The Directors shall not exercise any power of the Company to allot "Relevant Securities" (meaning any shares of the Company (other than shares allotted in pursuance of any Benfield Employees Share Scheme (as defined in the Bye-laws) or upon conversion of any Cumulative Redeemable Convertible Preference Shares) and any right to subscribe for or to convert any security into, shares in the Company) unless authorised to do so by a shareholders resolution in a general meeting. Relevant Securities shall not include shares allotted or rights to subscribe for or convert any security into shares granted as part of any underwritten public offering of shares culminating in an "Admission" (meaning the first occurring admission of any class of shares of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities) (including any shares so allotted or rights granted, whether before or after Admission, in accordance with any over-allotment or stabilisation arrangements entered into by the Company in connection therewith). Any authority, whether it is unconditional or subject to conditions, or whether given generally or for a particular exercise, shall state the maximum amount of Relevant Securities that may be allotted under it and the date on which it will expire, to be no more than 5 years from the date on which the Resolution is passed, unless previously revoked or varied by resolution of the shareholders in general meeting. Where the definition of Relevant Securities applies to any rights to subscribe for or to convert any security into shares, the authority relates to the maximum number of shares which may be allotted pursuant to such rights. The Directors may allot Relevant Securities after the expiry of the authority, in pursuance of an offer or agreement made by the Company before the expiry of such authority. No breach of this these provisions shall affect the validity of any allotment of any Relevant Securities. (Bye-law 51.B)

(k) **Pre-emption rights**

The Bye-Laws contain provisions giving pre-emption rights to holders of "Relevant Shares" (meaning the shares in the Company other than (i) those shares giving rights to a specified amount of dividend and capital in a distribution, and (ii) shares acquired or to be allotted pursuant to any Benfield Employee Share

Scheme (as defined in the Bye-laws) and of Relevant Employee Shares (being those shares in the Company which would be Relevant Shares save for the fact that they were acquired pursuant to a Benfield Employee Share Scheme), entitling them to be offered "Equity Securities" meaning Relevant Shares and rights to subscribe for or convert securities into Relevant Shares, excluding shares allotted upon conversion of any Cumulative Redeemable Convertible Preference Shares and shares or any rights to subscribe for or convert any security into shares as part of any underwritten public offering of shares culminating in an Admission (including any shares so allotted or rights granted, whether before or after Admission, in accordance with any over-allotment or stabilisation arrangements entered into by the Company in connection therewith) in proportion to their existing shareholdings. These pre-emption provisions do not apply to allotments of Equity Securities which are paid otherwise than in cash (meaning where paid up otherwise than by cash received by the Company or cheque received by the Company in good faith which the Directors have no reason to suspect will not be paid or release of a liability of the Company for a liquidated sum or an undertaking to pay cash to the Company at a future date, where "cash" also includes foreign currency) and they do not apply to the allotment of securities which would be held under any Benfield Employee Share Scheme (as defined in the Bye-laws). Any Equity Securities which the Company has offered to a holder of Relevant Shares and Relevant Employee Shares may be allotted to him, or to anyone in whose favour he has renounced his right to their allotment, without contravening these provisions. Any offer made under these provisions must state a period of not less than 21 days during which it may be accepted and this offer shall not be withdrawn before the end of such period. (Bye-law 51.C)

(l) **Disapplication of pre-emption rights**

The pre-emption rights contained summarised above may be disapplied in whole or modified as the Directors determine, provided the Directors are given power by special resolution, which shall not be proposed unless recommended by the Directors and a notice is circulated to shareholders with a Directors' statement setting out reasons for making such recommendation, the amount to be paid to the Company in respect of such allotment, and the Directors' justification of such amount. (Bye-law 51.D)

(m) **Lock-up provisions**

(a) Bye-law 62(2) contains provisions governing transfers of shares by Current Corporate Members and Employee Members (in each case as defined below) after Admission. For the purposes of Bye-law 62(2):

(i) "Current Corporate Member" means (i) any Member which was a Corporate Member (in each case as defined in the Bye-laws) and (ii) any limited partnership which was a Member, in either case immediately prior to Admission;

(ii) "Covered Shares" means Common Shares in the Company or any direct or indirect interest in such Common Shares (a) held or acquired at the time immediately following Admission (excluding, for the avoidance of doubt, any Common Shares Transferred or to be Transferred by any Current Corporate Member or Employee Member as part of any underwritten public offering of Common Shares which culminated in Admission in accordance with any and all arrangements and/or facilities (if any) approved by the Board and made available by the Company to Current Corporate Members or Employee Members, or to Corporate Members and Employee Members, in connection therewith (including, in the case of Employee Members, facilities for the cashless exercise of share options or the exercise or vesting of awards) or (b) acquired on or after Admission pursuant to any Benfield Employee Share Scheme (as defined in the Bye-laws) (with respect to an Employee Member, such Employee Member's "Covered Shares"); PROVIDED THAT, when Common Shares are acquired upon the exercise of an option on or after Admission (whether such option was granted before or after Admission) or are otherwise acquired pursuant to any Benfield Employee Share Scheme, only that number of Common Shares so acquired less such number of Common Shares, if any, sold or repurchased in accordance with any arrangements and/or facilities (if any) referred to in sub-paragraph (a) of this paragraph (ii) and/or any arrangements and/or facilities for the cashless exercise of share options or the exercise or vesting of awards approved by the Board and made available by the Company to Employee Members at any time after Admission in any case to cover the aggregate option exercise price and/or such amount or amounts (if any) as may be required to be paid on the exercise or vesting of awards under such scheme and/or any tax liability and any other statutory deductions required to be accounted for or made arising as a result of the exercise of such option or receipt under such scheme shall be deemed Covered Shares;

(iii) "Employee Member" means any current or former director or employee of the Company or any Group Company (as defined in the Bye-laws), any Joint Venture Employee (as defined in the Bye-laws), and, in each case, for purposes of the restrictions on Transfer set out in Bye-law 62(2), shall also include:

(i) any Associate thereof (as defined in the Bye-laws); and

(ii) without prejudice to (i) above, any parent, spouse, adult child, adult step-child, adult adopted child of any such current or former director (or any other member of his family) or any trustee or trustees of any family trust (the "Trustees") set up wholly for the benefit of any one or more of any such current or former director or employee and/or any Privileged Relation of his (as defined below) and of which such current or former director or employee is the settlor (and, in every case, any nominee or nominees thereof) to whom any such current or former director or employee transferred prior to Admission one or more Common Shares or any beneficial interest therein in accordance with Bye-law 62(2)(e) of the Bye-laws of the Company in effect prior to Admission and any other person or persons (or their nominees) to whom Common Shares formerly held by such current or former director or employee were transferred (whether or not by such current or former director or employee) in accordance with that Bye-law and any person or persons (or their nominees) to whom Common Shares formerly held by such Trustee(s) (or their nominees) were transferred pursuant to that Bye-law (whether or not by such Trustee(s) or their nominee(s)),

and, for the purposes of this paragraph (iii), "Privileged Relation" means, in relation to a relevant current or former director employee, any parent or spouse of that person and that person's lineal descendants and other members of his or her family and, for these purposes, a step-child or adopted child of a person shall be deemed to be a lineal descendant of such person;

(iv) "Incentive Scheme Covered Shares" means any Covered Shares acquired by an Employee Member after Admission pursuant to any Benfield Employee Share Scheme (as defined in the Bye-laws);

(v) "Period 1" means the period commencing on Admission and ending 6 months after Admission;

(vi) "Period 2" means the period commencing on the day immediately following the day on which Period 1 ends and ending 18 months after Admission;

(vii) "Period 3" means the period commencing on the day immediately following the day on which Period 2 ends and ending 27 months after Admission;

(viii) "Period 4" means the period commencing on the day immediately following the day on which Period 3 ends and ending 36 months after Admission;

(ix) "Transfer" means, in relation to any securities, (A) directly or indirectly to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, such securities or any other securities convertible into or exercisable or exchangeable for such securities, or (B) to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in (A) or (B) above is to be settled by delivery of such securities, such other securities, in cash or otherwise.

(b) Notwithstanding any other provision of the Bye-laws, following an Admission no Current Corporate Member shall be entitled to Transfer any Covered Shares and no Employee Member shall be entitled to Transfer any Covered Shares except as may be permitted under Bye-law 62(2).

(c) Insofar as and to the extent that any Current Corporate Member or any Employee Member shall hold Covered Shares immediately after an Admission, such number of Covered Shares shall for the purposes of Bye-law 62(2) be referred to as the "Initial Holding" PROVIDED THAT, in the case of any Employee Member, any Covered Shares which such Employee Member could have committed

to Transfer as part of any underwritten public offering of Common Shares which culminated in Admission in accordance with any and all arrangements and/or facilities (if any) approved by the Board and made available by the Company to Employee Members in connection therewith which are/were not Transferred as part of such offering for any reason (each a "Remaining Share") shall not form part of his Initial Holding for the purposes of Bye-law 62(2).

(d) During the period of 180 days immediately following an Admission:

(i) no Current Corporate Member shall Transfer any of its Initial Holding of Covered Shares; and

(ii) no Common Shareholder shall Transfer any Common Shares arising on and held by it as a result of any conversion of Cumulative Redeemable Convertible Preference Shares in to Common Shares in accordance with the Bye-laws at any time after Admission but before the expiry of such 180 day period,

in either case other than by a direct Transfer of the entire legal and beneficial interest in the Covered Shares in question from a Corporate Member to another member of its Corporate Group) PROVIDED ALWAYS that the provisions of Bye-law 62(2) shall apply to any such transferee.

(e) During any Period as set out in column 1 of the table below, no Employee Member shall Transfer any number of Covered Shares comprised in his Initial Holding which number is in excess of the Relevant Proportion as set out in column 2 of the table below, PROVIDED THAT, for the purposes of this paragraph (e), in the event that the application of this paragraph would lead to any fraction of any Covered Share being present in any Relevant Portion, the number of shares in the Relevant Portion shall be rounded up to the nearest whole Covered Share:

Column 1 **Relevant Period**	**Column 2** **Relevant Portion**
Period 1	No part of Initial Holding
Period 2	25% of Initial Holding
Period 3	25% of Initial Holding plus such number of Covered Shares comprised in Initial Holding the Transfer of which was permitted by this paragraph during Period 2 but which were not Transferred during Period 2
Period 4	25% of Initial Holding plus such number of Covered Shares comprised in Initial Holding the Transfer of which was permitted by this paragraph during Period 2 or 3 but which were not Transferred during Period 2 or 3
Any time after the expiry of Period 4	25% of Initial Holding plus such number of Covered Shares comprised in Initial Holding the Transfer of which was permitted by this paragraph during Period 2, 3 or 4 but which were not Transferred during Period 2, 3 or 4

(f) During any Period as set out in column 1 of the table below, no Employee Member shall Transfer any number of his Incentive Scheme Covered Shares which number is in excess of the Relevant Proportion as set out in column 2 of the table below, PROVIDED THAT, for the purposes of this paragraph (f), in the event that the application of this paragraph would lead to any fraction of any Covered Share being present in any Relevant Portion, the number of shares in the Relevant Portion shall be rounded up to the nearest whole Covered Share:

Column 1 **Relevant Period**	**Column 2** **Relevant Portion**
Period 1	No Incentive Scheme Covered Shares acquired during Period 1 may be Transferred during Period 1
Period 2	25% of any Incentive Scheme Covered Shares acquired during Period 1
Period 3	The aggregate of:- (a) 25% of any Incentive Scheme Covered Shares acquired during Period 1; *plus* (b) 33 1/3 % of any Incentive Scheme Covered Shares acquired during Period 2; *plus* (c) such number of Incentive Scheme Covered Shares the Transfer of which was permitted by this paragraph during Period 2 but which were not Transferred during Period 2
Period 4	The aggregate of:- (a) 25% of any Incentive Scheme Covered Shares acquired during Period 1; *plus* (b) 33 1/3 % of any Incentive Scheme Covered Shares acquired during Period 2; *plus* (c) 50% of any Incentive Scheme Covered Shares acquired during Period 3; *plus* (c) such number of Incentive Scheme Covered Shares the Transfer of which was permitted by this paragraph during Period 2 or 3 but which were not Transferred during Period 2 or 3
Any time after the expiry of Period 4	The aggregate of:- (a) 25% of any Incentive Scheme Covered Shares acquired during Period 1; *plus* (b) 33 1/3 % of any Incentive Scheme Covered Shares acquired during Period 2; *plus* (c) 50% of any Incentive Scheme Covered Shares acquired during Period 3; *plus* (c) 100% of any Incentive Scheme Covered Shares acquired during Period 4; *plus* (d) such number of Incentive Scheme Covered Shares the Transfer of which was permitted by this paragraph during Period 2, 3 or 4 but which were not Transferred during Period 2, 3 or 4

(g) During the period commencing on Admission and ending on the date falling 9 months after Admission (or such earlier or later date as may be determined by the Board as part of its approval of the arrangements and/or facilities (if any) made available by the Company to Employee Members (or to certain categories or groups thereof) in connection with any underwritten public offering of Common Shares which culminated in Admission), no Employee Member shall Transfer any Remaining Share but, subject to the provisions of the Bye-laws, any Remaining Share may be Transferred at any time after the expiry of such period.

(h) The Board may require that the certificates for Common Shares subject to the provisions of Bye-law 62(2) shall bear such legends or shall be held by a trustee or bailee, and, subject to the final sentence of this paragraph (h), may take such other actions with respect to the Covered Shares as the Board may determine appropriate to protect the interests of the Company. Without limitation to the foregoing and to any other rights or remedies available at law or otherwise, the Board may, if it has grounds to believe that any Current Corporate Member or Employee Member has

Transferred, or is proposing to Transfer, any Covered Share in breach of Bye-law 62(2), request any relevant Member, and/or any other person to whom any Covered Shares have been or may be so Transferred, to provide such information as Board considers appropriate to determine whether there has been or is likely to be a breach of Bye-law 62(2), and, subject to the final sentence of this paragraph (h), may take such action as it deems necessary to require any relevant Member or transferee to remedy any breach and/or prevent any further breach of Bye-law 62(2). Subject to Bye-law 62(1) (which sets out the common circumstances in which the Directors may and may not refuse to register a transfer or decline to recognise an instrument of transfer) and without prejudice to any rights or remedies available to the Company at law or otherwise in respect of any breach of Bye-law 62(2) or any other provision of the Bye-laws, the Board may not refuse to register any transfer of any Common Share which has been Transferred in breach of Bye-law 62(2).

(i) The provisions of Bye-law 62(2) shall not apply to any Transfer (so permitted by the Board in its absolute discretion) by an Employee Trust, between Employee Trusts or by an Employee Trust to a beneficiary of such trust (in each case as defined in the Bye-laws).

(j) The Board may waive any provision of Bye-law 62(2), in whole or in part, in respect of one or more Employee Members or categories or groups of Employee Members (including any such person who may be a Director), on such terms and conditions, if any, that the Board shall determine from time to time in its sole discretion PROVIDED THAT the Board shall not be entitled to waive any restriction on Transfer of any Covered Share or Incentive Scheme Covered Share to the extent such restriction applies during Period 1.

(k) For the avoidance of doubt but without prejudice to any other provision of the Bye-laws, nothing in Bye-law 62(2) shall restrict the Transfer of any Cumulative Redeemable Convertible Preference Share.

(n) **Shares and transfer of shares**

(i) Subject to the Companies Acts (as defined in the Bye-laws) and to any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, the Directors have the power to implement any arrangements as they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares. To the extent that such arrangements are so implemented, no provision of the Bye-laws shall have effect which is in any respect inconsistent with the holding or transfer of shares in an uncertificated form. Unless otherwise determined by the Directors or permitted by the Bermuda Companies Act 1981 or other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title of the share is evidenced otherwise than by a certificate and for so long as any transfers of that share may be made otherwise than by a written instrument. Always subject to the Bermuda Companies Act 1981 and to any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, (i) the Directors may in their absolute discretion convert certificated shares into uncertificated shares and vice versa, in such manner as they may think fit; (ii) the Company shall enter on the Register of Members how many shares are held in uncertificated form and in certificated form and holdings in certificated form and uncertificated form shall be treated as separate holdings; (iii) a class of shares is not to be treated as two classes by virtue of the fact that such class comprises both certificated shares and uncertificated shares or as a result of any provision of these Bye-laws or the Companies Acts (as defined in the Bye-laws) or any other applicable law or regulation which are applicable only in respect of certificated or uncertificated shares; (iv) the Company is entitled to require the converting of an uncertificated share into a certificated form to enable it to deal with that share in accordance with any provision in the Bye-laws. A member holding uncertificated shares may in accordance with any arrangements under this Bye-law 55.A and subject to compliance with the Companies Acts and other applicable laws in relation require that such uncertificated shares be converted into certificated shares. (Bye-law 55.A)

(ii) Subject to the Companies Acts and any applicable laws and regulations and the facilities the requirements of any relevant system concerned, the Directors have the power to implement and/or approve any arrangements which they may in their absolute discretion think fit in relation to the evidencing of title and transfer of interests in shares in the capital of the Company in the form of depositary interests or similar interests, instruments or securities. To the extent that such

arrangements are implemented, no provision of Bye-laws, other than Bye-law 53 (summarised at (vii) below) shall apply or have effect to the extent that it is in any respect inconsistent with the holding of the transfer of depositary interests or the shares in the capital of the Company represented thereby. The directors may from time to time take such actions and do such things as they may in their absolute discretion think fit in relation to the operation of any such arrangements. (Bye-law 55.C)

(iii) Where Directors have implemented such arrangements as described in (ii) above, the Director may decide (i) what documents or combination of documents or what other form of direction, consent or instruction are to be sufficient to constitute an instruction and/or instrument of transfer to the Company's registrar or depositary (or to any custodian/nominee thereof), to hold shares in the Company or any such shares represented by depositary interests or similar interests, instruments or securities or out of which depositary interests or similar interests, instruments or securities are derived from time to time; and (ii) the identity of the person(s) who may execute, make or give the same and in whose favour the same shall be made or given. Nothing in the Bye-laws shall prejudice this authority given to the Directors. (Bye-law 61.B(3)).

(iv) All transfers of uncertificated shares are to be made in accordance with and be subject to the provisions of all applicable laws and regulations and the facilities and requirements of any relevant system in accordance with any arrangements made by the Directors pursuant to Bye-law 55.A. Notwithstanding any other provision in the Bye-laws, it is provided that shares (whether certificated or uncertificated) may be transferred without instrument of transfer if transferred by an appointed agent or otherwise in accordance with the Bermuda Companies Act 1981. (Bye-laws 61.A and 61.C)

(v) Subject to certain provisions of the Bye-laws, the Directors may refuse to register a transfer of any share which is not a fully paid share provided that, where any such shares are admitted to the Official List of the UK Listing Authority, such discretion may not be exercised in a way which the UK Listing Authority regards as preventing dealings in the shares of the relevant class or classes from taking place on an open or proper basis. (Bye-law 62(1)(a))

(vi) Except as described in (h) above, no Cumulative Redeemable Convertible Preference Shareholder shall be entitled to sell, transfer, assign, charge, pledge, alienate or otherwise dispose of any Cumulative Redeemable Convertible Preference Shares or any beneficial interest therein without the prior consent of the Board. The Board shall not unreasonably withhold their consent to any proposed sale or transfer of any Cumulative Redeemable Convertible Preference Shares by any holder of such shares being a corporate Member to any other Member of that Member's group, provided that the Board have been provided with such information as they may reasonably require in connection with that proposed sale or transfer and the proposed transferee. (Bye-laws 62(1)(d) and 62(1)(e))

(vii) The Company shall be entitled to treat the registered holder of any share as the absolute owner of the share and shall not be bound to recognise any equitable or other claim to, or interest in, such share on the part of any other person. Any dividend interest or other moneys payable in cash in respect of shares may be paid by cheque or draft sent by post directed to the shareholder at such address in the register of members as the holder or joint holders may in writing direct. Where two or more persons are registered as joint holders of any shares one can give an effectual receipt for any individual paid in respect of such shares (Bye-law 53).

(viii) Subject to Bye-law summarised at (n)(i), every person shall, upon becoming the holder of a certificated share and whose name is entered on the register of members, be entitled to a certificate under the seal of the Company (or a facsimile thereof) specifying the number and, where appropriate, the class of shares held and whether the same are fully paid up and, if not, how much has been paid respect of such share. The Board may determine by resolution, either generally or in a particular case, that any or all signatures may be printed on the certificates or affixed by mechanical means. (Bye-law 55.B)

(o) **Destruction of documents**

Without prejudice to any other rights the Company may have under law or otherwise, the Company is entitled to destroy: (i) any instrument of transfer (including any electronically generated or stored communications in relation to the transfer of uncertificated shares and any electronic or tangible copies of the same) or any other document which has been registered, or on the basis of which registration was

made, at any time after the expiration of six years from the date of registration; (ii) any dividend mandate (or cancellation or variation thereof or any notification of change of address, including any address used for electronic communications) at any time after the expiration of two years from the date of recording thereof; and (iii) any share certificate which has been cancelled, at any time after the expiration of one year from the date of such cancellation. It is to be conclusively presumed in favour of the Company that all entries in the register of members and recorded particulars in the books or records of the Company entered on the basis of instruments of transfer, share certificates and other documents so destroyed, have been duly and properly entered, provided always that the destruction of any relevant document has been made in good faith and without express notice of the Company that the preservation of any such document is relevant to any claim. This Bye-law shall not be construed as imposing any liability on the Company in respect of the destruction of any such document earlier than as indicated above. (Bye-law 63.B)

(p) **Untraced shareholders**

Any dividend or other monies payable in respect of shares which remains unclaimed for 12 years from the date when it became due for payment, shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The Company is entitled to sell, at the best price reasonably obtainable at the time of the sale, any share of any shareholder where for a period of 12 years no cheque or warrant has been cashed and no communication has been received by the Company from such shareholder, provided that: (i) during such period at least three dividends have become payable and none have been claimed; (ii) the Company has on or after expiration of such 12 year period given notice of its intention to sell such share(s), by way of an advertisement in a national newspaper in England and Bermuda and in a newspaper in the area where the shareholder's last known address is located (but without being required to refer to the names of shareholders or identifying the shares in question); (iii) the Company has not received, within a three month period following the publication of such advertisements, any communication from the shareholder; (iv) where the shares are admitted to the Official List of the UK Listing Authority or dealt in on the London Stock Exchange, the Company has given notice to a Regulatory Information Service of its intention to sell such shares. The net proceeds of any sale belong to the Company which must account to the former shareholder for an amount equal to the proceeds and enter his or her name in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt and such net proceeds may be employed in the business of the Company as the Directors may from time to time think fit. (Bye-laws 69A and 69B)

(q) **Lien**

The Company has a first and paramount lien on any shares which are not fully-paid shares. (Bye-law 57)

(r) **Capitalisation and scrip dividends**

The Directors may capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts (including any share premium account) or to the credit of the profit and loss account and appropriate the sum resolved to be capitalised either (i) to the holders of Common Shares who would have been entitled to it if it had been distributed by way of dividend and in the same proportions, with the Directors applying such sum on their behalf either in or towards paying up any amounts, if any, for the time being unpaid on any shares held by such holders of Common Shares respectively or in paying up in full at par unissued shares or debentures of the Company to be allotted credited as fully paid up to such holders of Common Shares in the proportions aforesaid, or partly in the one way and partly in the other; or (ii) to such holders of Common Shares who may, in relation to any dividend or dividends, validly accept an offer or offers on such terms and conditions as the Directors may determine (and subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with legal or practical problems in respect of overseas shareholders or in respect of shares represented by depositary receipts) to receive new Common Shares, credited as fully paid up, in lieu of the whole or any part of any such dividend or dividends (any such offer being called a "Scrip Dividend Offer"); and the Directors shall apply such sum on their behalf in paying up in full at par unissued shares (in accordance with the terms, conditions and exclusions or other arrangements of the Scrip Dividend Offer) to be allotted credited as fully paid up to such holders respectively. The authority of the Company in general meeting, such authority not to end later than the fifth anniversary of the date at which the general meeting is held, shall be required before the Directors implement any Scrip Dividend Offer (which authority may extend to one or more offers) and for any such capitalisation. (Bye-law 70)

(s) **Distributions on liquidation to shareholders**

On a return of assets on liquidation or otherwise (except a redemption or own share purchase), the assets of the Company remaining after the payment of its liabilities shall be applied:

(i) in paying the Cumulative Redeemable Convertible Preference shareholders an amount equal to the issue price per Cumulative Redeemable Convertible Preference Share together with any arrears and accruals of fixed dividend;

(ii) the balance of such assets is to be distributed amongst the Common Shareholders in proportion to the amounts paid up or credited as paid up on the Common Shares. (Bye-law 50(2))

(t) **General Meetings**

At least 21 clear days' notice must be given of an annual general meeting or a meeting called for the passing of a special resolution. A meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by not less than 14 clear days' notice. At any general meeting of the Company any two shareholders present in person or by proxy throughout the meeting shall form a quorum for the transaction of business. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the secretary may determine. (Bye-laws 31, 32, 36 and 38) When shareholders, holding not less than one-tenth of such of the paid-up share capital of the Company as would carry the right to vote at general meetings of the Company, deposit a requisition, the Board shall forthwith convene a special general meeting of the Company and the provisions of Section 74 of the Bermuda Companies Act 1981 shall apply. (Bye-law 35)

(u) **Demand for a poll at a general meeting**

A poll may be demanded by at least two Members present in person or represented by proxy. (Bye-law 46(1))

(v) **Changes to the Bye-laws**

No Bye-law may be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Board and by a special resolution of the Members. (Bye-law 85)

(w) **Lloyd's**

The Bye-laws contain a provision, the purpose of which is to prevent any person acquiring any interest in the shares of the Company which would give or has given rise to a breach or non-compliance with the provisions of section 10 and/or 11 of the United Kingdom Lloyd's Act 1982. These sections of the Lloyd's Act seek to prevent Lloyd's brokers acting as managing agents (and vice versa) and associations between Lloyd's brokers and managing agents. The Board will have the right to request from any person (including any Member) information to determine whether a person has acquired a prohibited interest. If, to the knowledge of the Board, a person has a prohibited interest, the Board may give notice calling for relevant persons to dispose of such shares (or interests therein) which would remedy the breach of the Lloyd's Act 1982. If the Board's notice is not complied with, the Board may, so far as it is able, make the required disposal. Subject to applicable law, any registered holder of shares upon whom a notice has been served ceases to have the right, inter alia, to attend or vote at general meeting of the Company and at class meetings of the relevant class of share. Certain of the rights attaching to the relevant shares vest in the chairman of any such meeting. (Bye-law 86)

(x) **Disclosure of interests**

Subject to the requirements of the Bermuda Companies Act 1981, each shareholder who from time to time is or becomes interested in 3 per cent of the relevant share capital of the Company is required to notify such interest to the Company upon acquisition of such interest or upon any transaction whereby his interest rises above 3 per cent or falls below 3 per cent. Each shareholder is also required, to the extent that he is lawfully able to do so, to notify the Company if any other person acquires or ceases to have a notifiable interest in the Company's shares, or to use his reasonable endeavours to procure that such other person makes notification of his interests to the Company. Where a shareholder fails to make

the requisite notification, the Company may direct by notice that, in respect of the shares in relation to which the default has occurred, the shareholder is no longer entitled to be present at general meetings and to vote on any question, or to be reckoned in a quorum. Where the default shares represent 0.25 per cent in nominal value of the issued shares of the relevant class, the Company may also suspend payment of dividends which would have been payable in respect of the shares in relation to which the default has occurred, or treat any election made by the defaulting shareholder to receive shares instead of cash as ineffective. (Bye-law 87.B)

(y) **Power of the Company to investigate interests in shares**

To the extent permitted under the Bermuda Companies Act 1981, the Company may give notice to a person, where it knows or has reasonable cause to believe to be, or in the previous 3 years to have been, interested in the Company's shares, requiring to confirm or deny such interest and to give such further information, as may be requested. The Company may, upon receiving a response, direct by notice that, in respect of the shares in relation to which the default has occurred, the shareholder is no longer entitled to be present at general meetings and to vote on any question, or to be reckoned in a quorum. Where the default shares represent 0.25 per cent in nominal value of the issued shares of the relevant class, the Company may also suspend payment of dividends which would have been payable in respect of the shares in relation to which the default has occurred; treat any election made by the defaulting shareholder to receive shares instead of cash as ineffective; or, in certain circumstances, refuse to register a transfer of shares held by the defaulting shareholder. (Bye-law 87.C)

(z) **Takeover Provisions**

To the extent permitted under the Bermuda Companies Act 1981, Bye-law 88 adopts certain of the provisions of the City Code, including provisions dealing with compulsory takeover offers and shareholder treatment along the lines of the General Principles (including "equal treatment") and Substantial Acquisition Rules (each to the extent permitted by Bermuda law), which are to be administered by the Board. Bye-law 88 is to have effect only during such times as the City Code does not apply to the Company.

Pursuant to Bye-law 88, a person must not: (i) acting by himself or with persons determined by the Board to be acting in concert, seek to acquire shares in the Company, which carry 30 per cent or more of the voting rights attributable to the shares in the Company; or (ii) acting by himself or with persons determined by the Board to be acting in concert, hold 30 per cent but not more than 50 per cent of the voting rights, and seek to acquire, by himself or with persons determined by the Board to be acting in concert, additional shares which, taken together with the shares held by the persons determined by the Board to be acting in concert with him, increase his voting rights, except as a result of a "permitted acquisition" (meaning an acquisition either consented to by the Board, or made in compliance with Rule 9 of the City Code, or arising from the repayment of a stock borrowing arrangement); or (iii) effect or purport to effect an acquisition which would breach or not comply with the Substantial Acquisition Rules and Rules 4,5,6, or 8 of the City Code, if the Company were subject to the City Code.

Where the Board has reason to believe that any of such circumstances has taken place, the it may take all or any of certain measures: (i) require the person(s) appearing to be interested in the shares of the Company to provide such information as the Board considers appropriate; (ii) have regard to such public filings as may be necessary to determine any of the matters under Bye-law 88; (iii) make any determination under Bye-law 88 as it thinks fit, either after calling for submissions by the relevant person(s) or without calling for any; (iv) determine that the voting rights attached to such shares in breach of the Bye-laws, the "Excess Shares", are from a particular time incapable of being exercised for a definite or indefinite period; (v) determine that some or all of the Excess Shares are to be sold; (vi) determine that some or all of the Excess Shares will not carry any right to any dividends or other distributions from a particular time for a definite or indefinite period; and (vii) taking such actions as it thinks fit for the purposes of Bye-law 88, including prescribing rules not inconsistent with Bye-law 88, setting deadlines for the provision of information, drawing adverse inferences where information requested is not provided, making determination or interim determinations, executing documents on behalf of a shareholder, converting any Excess Shares held in uncertificated form in certificated form and vice-versa, paying costs and expenses out of proceeds of sale, and changing any decision or determination or rule previously made.

The Board has the full authority to determine the application of Bye-law 88, including the deemed application of the whole or any part of the City Code, and such authority shall include all the discretion that the Panel would exercise if the whole or part of the City Code applied. Any resolution or determination made by the Board, any Director or the chairman of any meeting acting in good faith is final and conclusive and is not open to challenge as to its validity or as to any other ground. The Board is not required to give any reason for any decision or determination it makes. (Bye-law 88)

(aa) **Electronic Communications**

Subject to the Bermuda Companies Act 1981 and to the extent permitted by law, the Company may provide information and give notices using electronic communications. (Bye-law 89).

4. COMPANY'S EXISTING SHARE SCHEMES

4.1 The 1998 Share Option Scheme

The 1998 Share Option Scheme is an unapproved company share option plan which was adopted by Benfield Holdings Limited on 11 December 1998. As at the date of this document, options were outstanding over 22,296,900 Common Shares. All outstanding options were granted jointly by the Company and Abacus Corporate Trustee Limited, the trustee of the 1998 EBT established on 17 December 1998. There are currently Optionholders in 15 countries.

The 1998 Share Option Scheme was terminated as to future grants with effect from 23 October 2002. No new options will therefore be granted under the 1998 Share Option Scheme and any performance conditions attached to 'B' options were waived by the Board at the time of the Scheme.

Outstanding options are subject to the rules of the 1998 Share Option Scheme.

Set out below is a summary of the main terms of the 1998 Share Option Scheme which are relevant to the outstanding options:

(a) **Exercise of options**

In normal circumstances, options are capable of exercise at any time between the third anniversary of the reference date of the option and the tenth anniversary of their date of grant. Certain options may otherwise become exercisable in part (depending on how long they have been held) prior to the third anniversary of the grant of the option in the event of the death of a participant or on his ceasing to be employed within the Group by reason of injury, ill-health, disability, unfair dismissal, wrongful dismissal or redundancy. If an Optionholder ceases to be employed by the Group for any reason (including his death) he may exercise his option during the period ending six months from the cessation. At the discretion of the Board, the exercise period for the exercise of such options may be extended for such longer period as it may determine, not exceeding a period which would expire three years and six months after the date of grant of the option.

Rights to exercise will also arise on a change of control or reconstruction of the Company where the Optionholder will generally have a six-month period in which to exercise his option (subject to the exercise of "roll-over" rights described in paragraph 4.1(b) below and in the event of a voluntary winding-up of the Company);

In the event of a listing, an Optionholder will be notified and may elect to exercise his option in whole or in part during a period of six months from the date of listing. These provisions are in addition to the normal rights of exercise under the 1998 Share Option Scheme as set out above. If the Optionholder does not choose to exercise his option within the appropriate period following a listing, his option will continue to subsist as before and will lapse, if unexercised, on the tenth anniversary of its date of grant.

(b) **Voting, dividend, transfer and other rights**

(i) Until options are exercised, Optionholders have no voting or other rights in respect of the Common Shares covered by their options.

(ii) Common Shares issued pursuant to the 1998 Share Option Scheme upon exercise of an option shall be identical and rank pari passu in all respects with fully paid shares of the same class then in

issue except as regards any rights existing by reference to a record date falling prior to the date on which the shares were issued upon exercise of the option. Benefits obtained under the 1998 Share Option Scheme are not pensionable.

(iii) Options are neither assignable nor transferable.

(iv) On a change of control or reconstruction of the Company, options may, with the consent of the company acquiring control of the Company, be released in consideration of the grant to the Optionholder of equivalent rights over the shares of the acquiring company or a company associated with it. The new rights are equivalent to the old rights if, broadly speaking, the aggregate market value of the shares under both the old and new options and the aggregate exercise price of each option are, on the date of exchange, equal and the new rights are exercisable in the same way as the old rights and subject to the provisions of the 1998 Share Option Scheme as it had effect immediately before roll-over.

(v) Where an option which has become exercisable and/or capable of roll-over as a result of a change of control is not so exercised or rolled-over within the appropriate period pursuant to the rules of the 1998 Share Option Scheme, it will continue to subsist unless the relevant committee of the Board determines otherwise.

(c) **Adjustments**

The number and/or class of shares comprised in an option and/or the exercise price of that option may be adjusted by the Company and the trustee as joint grantor, in such manner as they consider to be fair and reasonable in the event of any capitalisation issue, rights issue, rights offer or any reduction, sub-division, consolidation or other variation of the capital of the Company.

(d) **Administration and amendment**

The 1998 Share Option Scheme is administered by a committee of the Board which has discretion to amend the rules of the 1998 Share Option Scheme provided that prior approval of the trustee, as joint grantor, is obtained for any amendment to an existing option to purchase shares. In addition, no amendment may be made to the 1998 Share Option Scheme which would abrogate or alter adversely any of the subsisting rights of Optionholders except with such consent on their part as would be required by the Company's articles of association if the shares they would acquire on exercise of such option constituted a separate class of shares.

4.2 **The Deferred Share Unit Retention Plans**

The DSU Plans award participants deferred share units ("DSUs") representing Common Shares in the Company. These are forfeitable if the participant ceases employment with the Group for any reason, to the extent that such DSUs have not already vested in accordance with the participant's grant statement.

Once DSUs have vested, the Common Shares underlying the DSUs will be transferred to the participant on the appropriate distribution date unless the participant has previously elected to defer the distribution in accordance with the rules of the DSU Plans.

As at the date of this document, outstanding DSU awards exist over 3,735,550 Common Shares. Of these outstanding awards, awards granted on or about 31 May 2001 vested as to one-third on 31 October 2002 and the balance of two-thirds will vest on 31 October 2003. The awards granted as at 1 January 2002 all vest by June 2004. The awards granted as at 1 April 2002 vest by September 2004. The Company does not intend to grant any further DSU awards pursuant to the DSU Plans.

The DSU Plans are governed by the laws of the US and Texas, as appropriate.

Set out below is a summary of the main terms of the DSU Plans which are relevant to the outstanding awards:

(a) **Distribution of Shares**

Unless a participant has filed a deferral election form, he will receive a share certificate for the shares underlying his DSU award, to the extent vested, on the distribution date, being the first business day that is six months and one day after the vesting date. The relevant vesting dates of a participant's award are set out in his grant statement.

Where the participant has elected to defer distribution of the shares underlying his award, no later than six months prior to the vesting date, he may select a distribution date up to two years following the vesting date. On the deferred distribution date, he will receive a share certificate as above and become the holder of the underlying shares.

In the event of a change of control or listing prior to the distribution date, a participant will receive his share certificate for his vested portion of DSUs on the first business day following the first to occur of the vesting date, change of control date or effective date of listing. A listing will therefore accelerate the distribution of the vested portion of an award; it will not accelerate vesting. However, in the event of a change of control, the relevant committee of the Board has the discretion to accelerate the vesting of all outstanding DSU awards.

(b) **Transfer and other rights**

Until DSUs vest and the Company issues a share certificate for the underlying shares to the participant at the time of the distribution date, a participant shall have no rights as a shareholder of the Company in respect of such shares.

No DSU nor any right attached to it shall be capable of being transferred or assigned.

(c) **Adjustment**

The Company may adjust the number and/or class of shares underlying the DSUs in such manner as it considers to be fair and reasonable in the event of any capitalisation issue, rights issue, rights offer or any reduction, sub-division, consolidation or other variation of the capital of the Company, or in the event of any Company reorganisation, merger, consolidation, split-up or spin-off.

(d) **Amendments**

The relevant committee of the Board may amend the rules of the DSU Plans provided that no amendment may be made which would abrogate or adversely affect any of the subsisting rights of employees or participants except with such consent on their part as would be required by the Company's articles of association if the underlying shares were distributed and constituted a separate class of shares. The consent of the Company or such other person as may be required to transfer the underlying shares is also required.

4.3 **Benfield Group Limited 2002 Incentive Plan**

The 2002 Incentive Plan was established by the Company to grant awards to certain key employees prior to Admission. It is intended that no further awards will be made pursuant to the 2002 Incentive Plan following Admission.

The terms of the 2002 Incentive Plan permit the award of options, restricted stock and restricted stock units, performance stock and performance stock units, deferred stock units and outright awards of shares.

As at the date of this document, awards granted pursuant to the 2002 Incentive Plan were outstanding over 17,703,752 Common Shares.

Set out below is a summary of the main terms of the 2002 Incentive Plan which are relevant to the outstanding awards.

(a) **Exercise of Awards**

In normal circumstances, the terms of exercise of a participant's award are as determined by the Committee at the date of grant of the award and set out in his award agreement.

However, where a participant's employment with any member of the Group is terminated in circumstances which constitute a "qualifying termination of employment", including death, disability and redundancy, then, unless otherwise determined by the Committee at the date of grant of the award, the unvested portion of a participant's award will vest in accordance with a schedule based on time elapsed since the date of grant. Where the qualifying termination of employment occurs between the first and

second anniversaries of the date of grant, the award will vest as to one-third and between the second and third anniversaries, it will vest as to two-thirds. If the termination occurs prior to the first anniversary of the date of grant of the award, no portion of the award will vest.

Where a participant's employment is terminated in circumstances which do not constitute a qualifying termination of employment, any unvested portion of a participant's award will immediately lapse.

(b) **Change of control**

Unless otherwise determined by the Committee at the date of grant, where a change of control occurs by way of a takeover or compulsory acquisition of the Company's shares prior to Admission, the vesting of an award shall be accelerated and it shall become capable of being exercised in full and all other awards shall automatically vest in full. Where a change of control occurs after Admission, and unless otherwise determined by the Committee at the date of grant, an award shall only be capable of exercise or transfer to the extent that it vests on the date of the change of control as determined in accordance with the vesting schedule described above in relation to the cessation of a participant's employment.

In the event of a takeover, participants may take up any equivalent award offered to them by the acquiring company, should they wish to do so. The rules of the 2002 Incentive Plan also provide that, at the discretion of the Committee, a cash sum may be paid to optionholders in consideration for the cancellation of their options.

(c) **Voting, Dividend and Other Rights**

Participants who have been granted awards of options or deferred stock units do not have any voting, dividend or other rights as a shareholder in connection with the underlying Common Shares until they are registered as shareholders on the Company's share register. The Committee may determine whether dividends arising on restricted stock awards are paid to the participant.

No award granted under the 2002 Incentive Plan is capable of transfer or assignment. In the case of restricted stock awards, the underlying Common Shares shall not be transferable until such shares become non-forfeitable.

Awards granted under the 2002 Incentive Plan are not pensionable.

(d) **Adjustments**

In the event of any stock dividend, share split, share combination, extraordinary cash dividend, re-capitalisation, re-organisation, merger, consolidation, split-up, spin-off, combination, exchange of shares or other similar event or any variation in the common share capital of the Company, the number of Common Shares and the kind of shares which may be awarded pursuant to the 2002 Incentive Plan, the number and kind of shares covered by an award and the option price for an outstanding option may be adjusted by the Committee in such manner as it deems appropriate provided that the grant, exercise or conversion price of an award may not be adjusted below the nominal value of a Common Share.

(e) **Administration and Amendment**

The 2002 Incentive Plan is administered by the Committee. Subject to the approval of the Board as a whole, the Committee can prescribe, amend and rescind rules and regulations relating to the 2002 Incentive Plan, including rules relating to the vesting, exercisability and non-forfeitability of awards on the termination of employment, but only in respect of future awards.

The Board may amend or modify the 2002 Incentive Plan, although any such amendment which adversely affects an award previously granted under the 2002 Incentive Plan may not be made without the consent of the participant. In addition, the consent of the Company's shareholders is required for any amendments to the number of shares available for awards or to the limitation on an employee's participation in the 2002 Incentive Plan.

(f) **Tax Withholding**

Appropriate arrangements may be put in place where a participant becomes liable to taxation (including national insurance or social security contributions, or any foreign equivalent) in respect of

an award granted pursuant to the 2002 Incentive Plan to recover any amounts due by way of withholding or remittance. In addition, a participant may also be required, as a condition precedent to the exercise of his award, to discharge any liability to employers' national insurance contributions (or any foreign equivalent) in relation to such awards.

4.4 **The Company's Employee Benefit Trusts**

(a) **The 1988 EBT**

The 1988 EBT was established by a trust deed dated 29 September 1988 and supplemented by a deed dated 10 August 1989 both made between Benfield Holdings Limited and the trustees. The 1988 EBT is tax resident in the UK.

As at the date of this document, the 1988 EBT held 2,397,335 Common Shares.

Set out below is a summary of the main provisions of the 1988 EBT:

(i) Beneficiaries

The potential beneficiaries of the 1988 EBT are the employees or officers of Benfield Holdings Limited and its subsidiaries and certain dependants of the same.

(ii) Duration

In accordance with trust law principles, the perpetuity period of the 1988 EBT is 80 years from the date of the trust deed.

(iii) Amendments

The 1988 EBT cannot be amended.

(b) **The 1998 EBT**

The 1998 EBT was established by a trust deed dated 17 December 1998 between Benfield Holdings Limited and Abacus Corporate Trustee Limited. It is administered from Jersey by the trustee. The principal company under the 1998 EBT is now Benfield Group Limited. The purpose of the trust is to encourage or facilitate the holding of shares in the Company by its beneficiaries or for their benefit. The 1998 EBT has historically been used to satisfy the exercise of options pursuant to the 1998 Share Option Scheme but could be used in conjunction with future share schemes.

As at the date of this document, 9,563,700 Common Shares were held on behalf of the trustee of the 1998 EBT.

Set out below is a summary of the main provisions of the 1998 EBT:

(i) Beneficiaries

The potential beneficiaries of the 1998 EBT are the employees and former employees of any company in the Group and certain of their dependants.

(ii) Duration

In accordance with general trust principles, the perpetuity period of the 1998 EBT is 80 years.

(iii) Amendments

The 1998 EBT may be amended by deed made between the Company and the trustee provided such an amendment would not prevent the 1998 EBT from being an employees' share scheme, nor render the 1998 EBT void against perpetuities nor allow any group company which has contributed money or property to the trust to benefit.

(c) **Greig Fester Employee Benefit Trusts**

Two other employee trusts were established by Greig Fester which was acquired by Benfield Holdings Limited in November 1997:

(i) Greig Fester Group Employee (Guernsey) Trust (1990) ("1990 EBT")

The 1990 EBT was established in Guernsey on 1 May 1990 under the laws of Guernsey as an employees' share scheme for the benefit of employees and directors (and former employees) of the

Greig Fester group (meaning Greig Fester Group Limited, any of its subsidiaries or any holding company) who participate in any of the Greig Fester group's share schemes. There are no outstanding share awards to be satisfied by the 1990 EBT.

(ii) Greig Fester Group 1993 Employee (Guernsey) Trust ("1993 EBT")

The 1993 EBT was established in Guernsey on 30 April 1993 under the laws of Guernsey and has been amended on several occasions subsequently. The trust is for the benefit of employees, former employees and their dependants of any group company, (as defined) which extends to include the holding company of the Greig Fester group. The shares to be held in trust can be shares in any group company. There are no outstanding share awards to be satisfied by the 1993 EBT.

As at the date of this document, the Greig Fester EBTs held 272,490 and 220 Common Shares respectively.

5. NEW INCENTIVE PLAN FOR THE COMPANY

Benfield Group Limited 2003 Performance Incentive Plan

The 2003 PIP was approved by the Company's shareholders in general meeting on 27 May 2003, conditional upon Admission. The key features of the 2003 PIP are set out below.

(a) **Awards available under the 2003 PIP ("2003 PIP Awards")**

The 2003 PIP will permit the grant of share options, stock purchase awards, restricted shares, restricted share units, deferred stock units and outright awards of shares to employees and Directors of the Group. In addition, the 2003 PIP will permit the grant of stock appreciation rights (also known as "phantom share options") which will be linked to the increase in value of the Company's share price over a specified period of time and which may be satisfied in cash. It is anticipated that in certain jurisdictions, 2003 PIP Awards may be granted under qualified plans which provide certain tax-favoured benefits to employees. Apart from amendments made in order to meet the requirements to qualify for such favourable treatment in the relevant jurisdiction, the terms of such 2003 PIP Awards will be identical in all material respects.

Initially, it is proposed that the Committee (being a duly authorised committee of the Board or in the absence of such a committee, the Board itself) will grant options to UK participants and either options, deferred stock units or awards of restricted shares or restricted share units to US participants and such 2003 PIP Awards as it deems appropriate in other jurisdictions having regard to local fiscal regulations and practice.

An eligible employee may be granted more than one type of 2003 PIP Award.

(b) **Eligibility**

Any employee (including an executive director) of the Company or any participating member of the Group is eligible to participate in the 2003 PIP. The Committee may in its absolute discretion grant 2003 PIP Awards over Common Shares of the Company to any eligible employee.

As stated above, the 2003 PIP will allow for the grant of tax efficient 2003 PIP Awards in certain jurisdictions, in relation to which there may also be additional eligibility requirements.

(c) **Performance Related 2003 PIP Awards**

The Committee shall determine the vesting period, exercise price (if any) and any applicable performance conditions attaching to the 2003 PIP Awards at the date of grant. The vesting period shall be such period as the Committee shall determine, and shall vary depending on the nature of the 2003 PIP Award. Performance related 2003 PIP Awards will not normally vest within three years from the date of grant of the 2003 PIP Award.

The intention is that the Committee will set performance conditions when 2003 PIP Awards are made, which must be satisfied before such 2003 PIP Awards can vest or be exercised, as the case may be. The performance conditions may be later varied or waived only where an event occurs which causes the Committee to consider that the performance condition has ceased to be appropriate. In such a case, any new condition imposed or varied condition must in the opinion of the Committee be fair, reasonable and broadly equivalent but no more difficult to satisfy than the previous condition.

In setting the performance conditions, the Committee will have regard to prevailing market conditions and current institutional guidelines. The Committee will also regularly monitor the continuing suitability of the performance conditions in the light of those factors.

(d) **Limits on the grant of 2003 PIP Awards**

Subject to the exception set out below, no 2003 PIP Award may be granted pursuant to the 2003 PIP on any day if, as a result, the aggregate number of Common Shares issued or issuable pursuant to 2003 PIP Awards granted under the 2003 PIP and other rights granted under any other employees' share scheme of the Company following Admission would exceed 10 per cent of the common share capital of the Company in issue on the proposed day of grant.

In addition to the limit set out above, up to a further 5 per cent of the issued common share capital in the Company from time to time may be made available under the 2003 PIP for 2003 PIP Awards to new joiners of the Company or any participating member of the Group following Admission at the discretion of the Committee.

2003 PIP Awards may be satisfied by new shares or shares acquired in the market. The scheme limits will only apply to the issue of new shares by the Company. To the extent that any 2003 PIP Award is surrendered or lapses unexercised, it shall not be included against these limits.

(e) **Grant of 2003 PIP Awards**

Awards may be granted within 42 days following the date of Admission, within 42 days following the date of announcement of the Company's results for any period and otherwise at any time at which the Committee resolves that exceptional circumstances exist which justify the grant of a 2003 PIP Award.

No share shall be issued pursuant to a 2003 PIP Award for an amount less than its nominal value.

No 2003 PIP Award may be granted later than ten years after the approval of the 2003 PIP by the Company in general meeting.

(f) **Types of awards under the 2003 PIP**

- **Options**

  The Company may grant an eligible employee an option to acquire Common Shares. An option may be satisfied by the issue of new shares or the transfer of existing shares purchased in the market and held by the trustees of an employee benefit trust established by the Company. The Committee envisages that unapproved options will be granted under the 2003 PIP primarily to UK participants, with US participants being granted equivalent non-qualified stock options ("NSOs"). In addition, the 2003 PIP also permits the grant of incentive stock options within the meaning of section 422 of the US Internal Revenue Code of 1986 ("ISOs") which offer tax favourable treatment for participants.

  The Committee shall determine the exercise price of an option, if any. An ISO must generally have an exercise price that is at least equal to the fair market value of a Common Share on the date that the option is granted. No payment is required for the grant of an option.

- **Deferred stock units ("DSUs")**

  DSUs entitle an eligible employee to receive Common Shares in the Company at the end of a deferral period provided that he continues to be employed by the Company throughout that period. Each DSU will represent a specified number of Common Shares in the Company. The Committee shall determine the vesting and distribution dates of a DSU at the date of grant.

- **Awards of restricted shares and restricted share units**

  An eligible employee may be granted an award of restricted shares or restricted share units (being a right to receive Common Shares (or cash)) under the 2003 PIP which, during a restricted period determined by the Committee at the time of grant, may be forfeitable by virtue of the conditions set out in his award agreement. At the discretion of the Committee, such conditions may be linked to the employee's continued employment or performance within a specified period after the date of grant.

The amount that shall be paid, if any, by an eligible employee for his award of restricted shares or restricted share units shall be determined by the Committee.

- **Stock appreciation rights/Phantom share options**

  An eligible employee may be granted a stock appreciation right or phantom share option in relation to Common Shares in the Company. This is, in essence, a deferred cash bonus arrangement which will entitle him to a future cash payment calculated by reference to the increase in the market value of a specified number of Common Shares over a set period of time. The award may also be granted subject to such vesting and performance conditions as the Committee shall specify at the date of grant. In addition, the Committee will have discretion not to pay a cash sum at the end of the relevant period but instead to use the amount of the gain to acquire Common Shares on behalf of the employee.

- **Awards of free Common Shares**

  Under the 2003 PIP, the Committee may grant eligible employees awards of free Common Shares. Such an award may be granted subject to terms and conditions determined by the Committee at the date of grant of the award.

- **Stock purchase awards**

  The Committee may also offer eligible employees awards of Common Shares under the 2003 PIP for which the employee is required to pay market value as at the date of grant of the award, or such other price as the Committee may in its discretion determine. Such an award may be granted subject to such terms and conditions as may be determined by the Committee and shall only vest once any such applicable terms and conditions have been met and the participant has paid the relevant price for the shares underlying the award.

(g) **Exercise and lapse of 2003 PIP Awards**

In normal circumstances, a 2003 PIP Award shall not be capable of exercise or vesting after the tenth anniversary of its date of grant and any conditions to which it is subject must have been fulfilled or waived. A 2003 PIP Award will lapse on the expiry of ten years from its date of grant if not, in the case of an option, previously exercised or, in the case of 2003 PIP Awards that are not options, vested. Generally, a performance related 2003 PIP Award shall not be capable of exercise or vesting prior to the third anniversary of its date of grant.

On the cessation of employment of a participant, the following rules shall apply in the circumstances set out below:

- **Death**

  To the extent that a participant's 2003 PIP Award has vested, it will remain capable of being exercised by or transferred to his personal representatives for a period of one year from the date of his death and will then lapse if unexercised. To the extent that his 2003 PIP Award has not vested at the date of his death, provided that in the Committee's opinion any applicable performance conditions would have been satisfied if pro-rated to the date of cessation of employment, it will vest as to one-third if his death occurs between the first and second anniversary of the date of grant and two-thirds if his death occurs between the second and third anniversary of the date of grant. If the participant's death occurs prior to the first anniversary of the date of grant, no portion of his 2003 PIP Award will vest.

- **Disability, ill-health or retirement at the normal retirement age (or earlier with the consent of the Committee)**

  In the case of disability or ill-health, this must be determined to the satisfaction of the Board.

  To the extent that a participant's 2003 PIP Award has vested on the date of his cessation, he will have a period of six months in which to exercise his option or acquire the Common Shares underlying his 2003 PIP Award, after which it will lapse. To the extent that such a 2003 PIP Award has not vested at the date of cessation of employment and provided that in the Committee's

opinion the employee would have satisfied any applicable performance condition(s) if pro-rated to the date of cessation of employment, where the cessation occurs between the first and second anniversaries of its date of grant, the 2003 PIP Award will vest as to one-third and between the second and third anniversaries, it will vest as to two-thirds. The participant will then have a six month period from the date of cessation in which to exercise his option or acquire the Common Shares underlying his 2003 PIP Award. If the cessation occurs prior to the first anniversary of its date of grant, no portion of his 2003 PIP Award will vest.

- **Termination for any other reason**

  If the employee's employment with the Company or any member of the Group is terminated for any reason other than one of those set out above, to the extent that his 2003 PIP Award has vested, it will remain exercisable for a period of ninety days following the date of cessation. To the extent that a participant's 2003 PIP Award has not vested at the date of cessation, it will lapse immediately unless the Committee in its absolute discretion determines otherwise. If the Committee determines that the unvested portion of a participant's 2003 PIP Award shall not lapse, and provided that in the Committee's opinion the employee would have satisfied any applicable performance condition(s) if pro-rated to the date of cessation of employment, where the cessation occurs between the first and second anniversaries of its date of grant, the 2003 PIP Award will vest as to one-third and between the second and third anniversaries, it will vest as to two-thirds. The participant will then have a six month period from the date of cessation in which to exercise his option or acquire the Common Shares underlying his 2003 PIP Award. If the cessation occurs prior to the first anniversary of its date of grant, no portion of his 2003 PIP Award will vest.

(h) **Takeovers and liquidations**

Rights to exercise options or acquire Common Shares pursuant to a 2003 PIP Award may be accelerated for a limited period if another company acquires control of the Company as a result of a takeover. 2003 PIP Awards which have already vested at the date of change of control must be exercised or transferred within a limited period or they will lapse. To the extent that a 2003 PIP Award has not vested at the date of the change of control, the participant must still fulfil any applicable performance conditions, though these may be varied or waived by the Committee. To the extent that a 2003 PIP Award may be exercised, it shall in any event be pro-rated for the period that has elapsed from the date of grant of the award until the date of change of control and be capable of exercise or transfer within the limited period, after which it will lapse. A 2003 PIP Award over Common Shares in the Company may be exchanged for an equivalent 2003 PIP Award over shares in the acquiring company if the employee so wishes and the acquiring company agrees.

If the Company passes a resolution for voluntary winding-up, any subsisting option must be exercised or the Common Shares underlying a 2003 PIP Award be acquired within six months of the passing of that resolution or the 2003 PIP Award will lapse. To the extent a 2003 PIP Award has not vested at the date of the resolution, it will be pro-rated in terms of performance and the period that has elapsed from the date of grant of the award until the date of the resolution.

(i) **Voting, dividends and other rights**

In relation to options granted pursuant to the 2003 PIP, optionholders will have no voting or other rights in respect of the Common Shares subject to their options until such options are exercised. Shares issued or transferred pursuant to the exercise of options under the 2003 PIP shall rank pari passu in all respects with the Common Shares already in issue, except that they will not rank for any dividend or other distribution paid or made by reference to a record date falling prior to the date of exercise of the options.

Similarly, holders of DSUs will not have any voting, dividend or other rights to the Common Shares underlying their 2003 PIP Awards until they become shareholders in the Company in relation to those shares. Dividends may be paid on 2003 PIP Awards of restricted shares in the Committee's absolute discretion.

No 2003 PIP Award is assignable nor transferable except in the case of death of a participant or, in the case of Awards of restricted shares or restricted share units, until such underlying shares become non-forfeitable.

2003 PIP Awards granted under the 2003 PIP shall not be pensionable.

(j) **Alterations of Share Capital**

In the event of any capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation in the share capital of the Company, adjustments to the number of Common Shares subject to 2003 PIP Awards and the exercise price of an option or the acquisition price of another 2003 PIP Award may be made by the Board in such a manner and with effect from such date as the Board may determine to be appropriate.

Any adjustment which would reduce the exercise price of an option to subscribe for shares below the nominal value of a Common Share may only be made where the Committee is authorised and resolves to capitalise from the Company's reserves a sum equal to the amount by which the nominal value of the Common Shares exceeds the aggregate option exercise price of the option and applies that sum to the exercise of an option.

(k) **Administration and Amendment**

The 2003 PIP will be administered under the direction of the Committee which may amend the 2003 PIP by resolution provided that:

(i) prior approval of the Company in general meeting will be required for any amendment to the advantage of participants in respect of eligibility, scheme limits and adjustment of 2003 PIP Awards except for minor amendments to benefit the administration of the 2003 PIP and amendments to take account of changes in legislation or to obtain and maintain favourable tax, exchange control or regulatory treatment for participants or any group company, or to take into account existing or proposed legislation; and

(ii) no amendment may be made which would alter to the disadvantage of the participant any rights already acquired by him under the 2003 PIP without the prior approval of the majority of the affected participants.

(l) **Sub-plans**

The Board may at any time without further formality establish sub-plans in overseas territories, any such sub-plan to be similar to the 2003 PIP but modified to take account of local tax, exchange control or securities laws, regulation or practice. The Board may also adopt a sub-plan that is intended to operate as a UK Inland Revenue approved sub-plan and which would comply with the requirements of Schedules 2 - 4 of the UK Income Tax (Earnings and Pensions) Act 2003. Such a sub-plan will be subject to the initial and continued approval of the UK Inland Revenue.

Common Shares issued under any sub-plan will count against any limits on overall or individual participation in the 2003 PIP.

(m) **Termination**

The 2003 PIP may be terminated at any time by resolution of the Board or of the Company in general meeting and shall, in any event, terminate on the tenth anniversary of the date on which the 2003 PIP is approved by the Company in general meeting. Termination of the 2003 PIP will not affect the outstanding rights of participants.

(n) **Tax Withholding**

Where a participant becomes liable to taxation (including national insurance or social security contributions (or any foreign equivalents)) in relation to a 2003 PIP Award granted pursuant to the 2003 PIP, the Company (or the participant's employing company, if different) may recover any amounts due from the participant by way of withholding or remittance or by retaining and selling such number of Common Shares comprised in the participant's 2003 PIP Award as are necessary. In addition, a participant may be required to discharge any liability to employers' national insurance contributions (or any foreign equivalent) in relation to such awards.

6 PENSIONS

6.1 UK pension arrangements

There are two main ongoing UK pension arrangements, together with 'top-up' schemes for certain employees. There is one scheme, which is in the process of being wound up. There are also offshore arrangements in Jersey and Guernsey for overseas employees.

Existing Pension Arrangements

(a) Benfield Group UK Retirement Benefit Plan, formerly the Benfield Group plc Money Purchase Retirement Benefits Scheme (the "Benfield Scheme")

The principal employer of this Scheme is Benfield Holdings Limited. The Benfield Scheme is a money purchase scheme administered by Scottish Widows. It is open to all UK employees of Benfield Holdings Limited or any other associated employers admitted to the Scheme. Current participating employers are: Wildnet Group Limited; Benfield Advisory Limited; Bluesure Limited; Commission Freedom Limited and Benfield Premium Finance Limited. Employees are expected to join when first eligible, although if they do not do so they will be given one further opportunity to join so long as they are under 60 years of age.

All permanent employees (including part-time employees) are admitted to the Benfield Scheme. Temporary workers are not currently admitted to the Benfield Scheme for pension benefits although this is currently being reviewed to ensure compliance with the Fixed Term Employees (Prevention of Less Favourable Treatment) Regulations, 2002.

Employees contribute one per cent of Pensionable Salary. Pensionable Salary is the employees' annual basic pay at 1 July, or at the date of joining scheme service if later, excluding bonuses, overtime, car allowances, commission, the value of any share option, or any other benefit limited to a maximum of £200,000. The Company contribution rates increase with age starting at 7.5 per cent for those aged 25 and below, up to 30 per cent for those aged 55 or over. In addition, employees can pay additional voluntary contributions up to a total employee contribution limit of 15 per cent of total remuneration (subject to the earnings cap).

Administration charges are an additional 1.25 per cent of the gross contributions payable by both the employee and the Company.

A death in service benefit is payable for pension benefit members of a lump sum of seven times pensionable salary plus the value of the member's pension fund. For monthly paid temporary employees, a lump sum of the greater of £5,000 or twice basic salary. For weekly paid temporary employees, a lump sum of £5,000. The maximum benefit is currently limited to £1.1 million. Any excess death benefit over the statutory limit is used to buy a dependant's pension.

The normal retiring age is 60. Employees can retire early after aged 50 with the agreement of the principal employer.

(b) Sub-sections within the Benfield Scheme

Within the Benfield Scheme there is a sub-section of 12 members who are employed by companies within the BRiT Insurance Holdings PLC, and their funds are separately held and recorded. These members are on similar terms as Benfield employees except that employees are not required to contribute.

There is a further sub-section within the Scheme for employees of Benfield Sports International Limited, which has different benefit terms to the main Scheme. This sub-section had 8 members in July 2002. The Company contribution rate for 7 of these employees (aged 24-36) was 5 per cent; for the remaining employee, it was 20 per cent.

(c) The E.W. Blanch Pension Scheme (the "E.W. Blanch Scheme")

The E.W. Blanch Scheme offered a choice of two plans under the overall Scheme name: The Group Money Purchase Plan and the Group Personal Pension Plan. The E.W. Blanch Scheme is administered by Scottish Equitable Plc. It was available to all permanent employees immediately upon joining. Employees can contribute either two per cent of base salary, in which case the Company contributes four per cent of base salary; or four per cent of base salary, in which case the Company contributes ten per cent of base salary. Under Plan 1, the Money Purchase Plan, employees can contribute up to a total of 15 per cent of base salary (subject to the earnings cap). Under Plan 2, the Personal Pension Plan, the maximum contribution which employees may make depends on their age. Death in service benefits of four times base salary plus the fund value at the time of death are payable. As of 1 May 2002, members of the E.W. Blanch Scheme have been entitled to join the Benfield Scheme for future service but the E.W. Blanch Scheme is still open for existing members to continue to accrue benefits.

The principal employer of the E.W. Blanch Scheme is E.W. Blanch Investment Limited, there are no other participating employers.

Discontinued Schemes

(a) The Crawley Warren Pension Scheme (the "Crawley Warren Scheme")

This was a defined benefit scheme, which is now closed and in wind-up. Quotations for member benefits, were sent out to members in April 2003 and the target date for the wind-up to be completed is 31 August 2003. The Scheme was estimated in January 2003 to have a small surplus. It has been decided that any surplus will be distributed equitably between the deferred members and no return of surplus to the employer is anticipated.

Administration costs are being borne by the Scheme. Other costs such as advisers fees are at present being borne by the Company but will be collected from the Scheme funds remaining, if any, on completion of the wind-up.

(b) The Greig Fester UK Pension Scheme (the "Greig Fester Scheme")

The Greig Fester Scheme has been wound up and the active members transferred their membership and accrued benefits to the Benfield Scheme during the year ending 30 June 2000.

(c) Other Schemes

As at 1 May 2000, the following Schemes had been wound up and the benefits transferred to the Benfield Scheme:

(i) The Benfield Group Retirement Benefit Scheme;

(ii) The Ellinger Health Western (Management) Limited Retirement Benefit Scheme; and

(iii) Greig Fester Limited Retirement Scheme

Executive Scheme

The Crawley Warren Executive Pension Scheme (the "Executive Scheme")

The Executive Scheme is a With Profits Pure endowment policy with guaranteed annuity rates, administered by Scottish Equitable. The employer estimated in February 2002 that future employer contributions of £24,681.48 per annum would be sufficient to meet the targeted benefit in respect of the sole member. The only company participating in the Scheme also the principal employer is Crawley Warren Group Limited. The Executive Scheme also has seven deferred members.

Other Schemes

(a) Benfield Group Unapproved Pension Scheme (the "Unapproved Scheme")

This is a money purchase funded unapproved arrangement, established under trust, administered by Barnett Waddingham. Contributions are made by the Group to this scheme for employees whose contributions to the Benfield Scheme are, due to Inland Revenue limits on contributions, curtailed. The gross contributions are calculated on the same contribution rates as for the Benfield Scheme but, in order to ensure cost neutrality, the payments to this scheme are net of the tax charge due on the contributions. There are a total of 75 members of this scheme. Contributions are invested and managed by Henderson Global Investors Limited in a portfolio of collective investment funds, the costs of which are charged to the fund. Other costs of the scheme are met by the Group.

(b) There is an unfunded promise in respect of one senior employee, provision for which is shown in the current accounts.

6.2 **US pension arrangements**

Benfield Retirement Plan

The Benfield Retirement Plan (the "Plan") is a 401(k) plan providing US employees with the opportunity to defer up to 25% of their compensation (subject to the annual compensation limits under the US Internal Revenue Code) pursuant to the terms of the Plan. Additionally, the Plan provides for a discretionary employer

profit sharing contribution. All US employees who perform at least 1,000 hours of service per calendar year (pro-rated in the case of new-hires) are eligible to participate in the Plan. Salary deferrals are always fully vested under the Plan. The vesting schedule for discretionary profit sharing contributions is one-third vesting per year over three years. As of 31 March 2002, 761 plan participants had aggregate account balances of approximately $38.2 million under the Plan.

6.3 Other material pension arrangements

(a) John Whiter has contributions paid by the Company on his behalf to his personal pension arrangements at the same rate as would be paid on his behalf by the Company to the Benfield Scheme.

(b) Benfield Group Plc International Pension Scheme (the "International Scheme") — Guernsey.

The International Scheme is a Guernsey-based money purchase Scheme administered by Sun Life Trust Company. It has only one member.

(c) Benfield Group plc Overseas Pension Scheme (the "International Scheme-2") — Jersey.

The International Scheme-2 is a Jersey based money purchase Scheme administered by the Norwich Union Life & Pensions Ltd established to provide pension benefits for non-resident Group employees following the withdrawal of Sun Life Trust Company from the offshore pensions market.

Both International Schemes have similar contribution levels to the Benfield Scheme.

7. DIRECTORS' AND OTHER INTERESTS

7.1 The interests of the Directors and of persons connected with them (the existence of which was known to, or could with reasonable diligence be ascertained by, a Director whether or not held through another party) in the issued share capital of the Company were as at 12 June 2003 (being the latest practicable date prior to the printing of this document) and are expected to be, immediately following Admission, (in each case after adjustment to reflect the reorganisation of the Company's share capital referred to at paragraph 2.2(f) above), as follows:

	Before the Global Offer		After the Global Offer	
	Number of Common Shares beneficially owned	Percentage of Common Shares issued	Number of Common Shares beneficially owned(1)(3)	Percentage of Common Shares issued(1)(2)(3)
John Coldman(4)	15,625,000	8.8%	15,625,000	6.8%
Grahame Chilton(4)	21,875,000	12.3%	21,875,000	9.5%
John Whiter(4)(6)	941,250	0.5%	1,191,750	0.5%
David Spiller(5)	1,573,145	0.9%	3,680,897	1.6%
Rodman Fox(8)	8,883,115	5.0%	8,883,115	3.9%
Andrew MacDonald	1,457,500	0.8%	1,500,570	0.7%
Francis Maude	0	0.0%	0	0%
Keith Harris	0	0.0%	0	0%
Paul Roy	0	0.0%	0	0%
Andrew Fisher	0	0.0%	0	0%
	50,355,010	28.3%	52,756,332	22.9%
All Directors and executive officers together with other employees as a group(7)	137,106,435	77.1%	137,993,528	60.0%

(1) *Assumes no exercise of Over-allotment Option.*

(2) *If the Over-allotment Option is fully exercised, the Directors (and persons connected with them) as a group would be interested in 22.0 per cent of the Common Shares in issue after the Global Offer.*

(3) *No Common Shares will be taken up by the Directors (and their immediate families) pursuant to the Global Offer except for the shares resulting from their utilisation of the Cashless Exercise Facility.*

(4) *Mr. Chilton, Mr. Coldman and Mr. Whiter are trustees of the 1988 EBT and have the right to direct the vote of the 2,397,335 shares held in that trust. Mr. Chilton, Mr. Coldman and Mr. Whiter have no beneficial interest in these shares.*

(5) *Includes 65,045 shares owned by Mr. Spiller's spouse, 446,625 shares held by Midland Nominees Ltd in a retirement benefit trust for the benefit of Mr Spiller.*

(6) *Mr. Whiter (who is and will be at Admission the holder of 937,500 partly paid Common Shares) is selling sufficient Common Shares subject to and as part of the Cashless Exercise Facility in order to fund the payment to the Company of all amounts outstanding on those partly paid Common Shares.*

(7) *Includes Common Shares held by Employee Benefit Trusts. Includes 99,900 Common Shares gifted to certain employees pre-Admission.*

(8) *Includes 505,000 Common Shares held by the Rodman Reader Fox Family Limited Partnership and 515,000 Common Shares held by the Rodman Reader Fox II Family Limited Partnership.*

7.2 The following options over Common Shares have been, or will prior to Admission be, granted to the Directors and are or will be exercisable at the price and between the dates shown below, the number of Common Shares under option and the exercise prices having been adjusted where required to reflect the re-organisation of the Company's share capital referred to at paragraph 2.2(f) above):

Name of Director	No. of Common Shares under option pre utilisation of Cashless Exercise Facility	No. of Common Shares under option post utilisation of Cashless Exercise Facility	Option price £	Exercise period
Andrew MacDonald	125,000[1]	0	1.04	1 May 2003 to 27 July 2010
	62,500[2]	62,500	0.01	12 June 2004 to 12 June 2013
	62,500[2]	62,500	0.01	12 June 2005 to 12 June 2013
	62,500[2]	62,500	0.01	12 June 2006 to 12 June 2013
David Spiller	3,541,250[1]	0	0.02	1 Jan 2001 to 21 Dec 2008
	291,666[2]	291,666	0.01	12 June 2004 to 12 June 2013
	291,666[2]	291,666	0.01	12 June 2005 to 12 June 2013
	291,668[2]	291,668	0.01	12 June 2006 to 12 June 2013
John Whiter	937,500[1]	0	0.02	1 Jan 2001 to 26 Aug 2009
	83,333[2]	83,333	0.01	12 June 2004 to 12 June 2013
	83,333[2]	83,333	0.01	12 June 2005 to 12 June 2013
	83,334[2]	83,334	0.01	12 June 2006 to 12 June 2013
	166,666[2]	166,666	2.50	12 June 2004 to 12 June 2013
	166,666[2]	166,666	2.50	12 June 2005 to 12 June 2013
	166,668[2]	166,668	2.50	12 June 2006 to 12 June 2013

(1) *Options granted under the 1998 Share Option Scheme described in paragraph 4 above.*

(2) *Options granted under the 2002 Incentive Plan described in paragraph 4 above.*

All such options were granted for nil consideration.

No award over Common Shares has been granted to any of the Directors under either of the DSU Plans referred to in paragraph 4.2 above.

7.3 Save as set out in paragraphs 7.1 and 7.2 above, following the Global Offer no Director will have any interest in the share capital of the Company or any of its subsidiaries.

7.4 As at 12 June 2003 (being the latest practicable date prior to the printing of this document), in so far as known to the Company, the following persons (in addition to those disclosed at paragraph 7.1 above) were interested in three per cent or more of the issued Common Share capital of the Company:

Shareholder	Number of Common Shares held immediately prior to Admission	Percentage of existing issued Common Share capital held immediately prior to Admission	Number of Common Shares held following Admission [1]	Percentage of issued Common Share capital following Admission [1][2][3]
Michael J. Rees[4]	21,875,000	12.3	19,687,500	8.6%
General Electric Company[5]	16,258,520	9.1	16,258,520	7.0%
NAC Re Investment Holdings Inc.	6,250,000	3.5	0	0.0%
Barclayshare Nominees Limited[6]	6,000,000	3.4	2,000,000	0.9%

(1) *Certain of these shareholders are participating in the Sale Facility.*

(2) *Assumes no exercise of Over-allotment Option.*

(3) *If the Over-allotment Option is exercised in full, the percentage of the issued share capital in which each of the above shareholders would be interested following Admission would be 8.2 per cent, 6.8 per cent, 0.0 per cent and 0.8 per cent respectively.*

(4) *Excludes 2,397,335 shares held in the 1988 EBT, of which Mr. Rees is a trustee.*

(5) *Includes 16,198,920 Common Shares beneficially owned by GE Frankona Ruck., and registered in the name of Tamara 2001 Vermögensverwaltungs-GmbH, 58,850 Common Shares held by Morgan Nominees Limited on behalf of GE Frankona Reinsurance, A/S, Copenhagen and 750 Common Shares held by Westport Insurance Company. Each of these entities is an affiliate of General Electric Company.*

(6) *These Common Shares were acquired from Mr N. Eckert pursuant to a stock lending arrangement.*

Save as set out in this paragraph 7.4 and in paragraphs 7.1 and 7.2 and excluding any interest in Common Shares held by the holders of Cumulative Redeemable Convertible Preference Shares by virtue of the conversion rights attaching to their shares, the Company is not aware of any person who is interested, directly or indirectly, in three per cent or more of the issued Common Share capital of the Company.

7.5 As at 12 June 2003 (being the latest practicable date prior to the printing of this document), in so far as known to the Company, the following persons were interested in three per cent or more of the issued Cumulative Redeemable Convertible Preference Shares:

Shareholder	Number of shares	Percentage of issued CRCP Shares before and following Admission[1]
Hamlin Capital Limited	10,000,001	50.1
Mellon Nominees (UK) Limited	7,882,499	39.4
Prospector Partners Fund, LP	1,125,000	5.6

(1) *The balance of the issued Cumulative Redeemable Convertible Preference Shares are held by Prospector Offshore Fund (Bermuda) Ltd, Prospector Partners Small Cap Fund, LP, Main Street America Assurance Co and National Grange Mutual Insurance Co.*

7.6 The information in the tables in 7.1, 7.2 and 7.4 above excludes 9,563,700 from the relevant interests in shares relating to the 1998 Share Option Scheme, which are held by Abacus (Nominees) Limited on behalf of Abacus Corporate Trustee Limited, the trustee of the 1998 EBT; 2,397,335 shares which are held by the trustees of the 1988 EBT and 272,710 shares relating to various Greig Fester employee share plans, which are held by various nominees for the Greig Fester Employee Trusts.

7.7 The Company is not aware of any person who exercises, or could exercise, directly or indirectly, jointly or severally, control over the Company.

8. DIRECTORS SERVICE AGREEMENTS AND EMOLUMENTS

8.1 Each of the Executive Directors (other than Rodman Fox) has entered into a service agreement with Benfield Holdings Limited. These service agreements were amended by a Deed of Novation dated 10 September 2002 pursuant to which the Company assumed the rights and liabilities of Benfield Holdings Limited as employer in respect of the service agreements. In each director's case, the notice period required to be given by either party to terminate the service agreement is 12 months. The service agreements provide that the Executive Directors (other than Rodman Fox) are entitled to participate in the incentive arrangements and benefits operated by the Company. These arrangements include private medical insurance ("PMI"), permanent health insurance ("PHI"), and the Benfield Group UK Retirement Plan (the "Benfield Scheme"). Each of the service agreements contains a garden leave provision, a payment in lieu of notice clause and confidentiality restrictions for 12 months post termination of employment. The main terms and conditions for the individual Directors (other than Rodman Fox) are as follows:

(a) Grahame Chilton

Mr Chilton is employed as Chief Executive Officer of the Company on the terms of a service agreement entered into in March 1998. Mr Chilton has been continuously employed since 1 April 1982 and his current basic annual salary is £500,000. This amount, which includes a director's fee, may be reviewed at the Board's discretion and he may be awarded a bonus at the discretion of the Board. Mr. Chilton has an allowance in lieu of the provision of a company car currently fixed at £23,500.

(b) John Coldman

Mr Coldman is employed as Chairman of the Company on the terms of a service agreement dated 10 November 1997. Mr Coldman has been continuously employed since 16 September 1985 and his current basic annual salary is £300,000 which may be reviewed at the Board's discretion. Mr Coldman is entitled to an allowance in lieu of the provision of a company car currently fixed at £30,000 and the Board may in its discretion award Mr Coldman a bonus.

(c) David Spiller

Mr. Spiller is employed as Managing Director of the Company on the terms of a service agreement dated 18 August 1998. Mr Spiller has been continuously employed since 1 October 1979 and his current basic annual salary is £375,000 (including director's fees) which may be reviewed at the Board's discretion. Mr Spiller was initially employed for a fixed term of 3 years and thereafter until terminated by either party on 12 months notice in writing. Mr Spiller is entitled to a company car and the Board may in its discretion award him a bonus.

(d) John Whiter

Mr Whiter is employed as Chief Financial Officer of the Company on the terms of a service agreement dated 10 November 1997 (with commencement date of 1 February 1998). Mr Whiter has been continuously employed since 1 February 1994 and his current basic annual salary is £375,000 (including director's fees) which may be reviewed at the Board's discretion. Mr Whiter was initially employed for a fixed term of 3 years and thereafter until terminated by either party on 12 months notice in writing. Mr Whiter has an allowance in lieu of the provision of a company car currently fixed at £30,000 and the Board may in its discretion award Mr Whiter a bonus.

(e) Andrew MacDonald

Mr MacDonald is employed as Chief Operating Officer of the Company on the terms of a service agreement dated 12 September 2001. Mr MacDonald has been continuously employed since 10 September 1976 and his current basic annual salary is £250,000 (including director's fees). Mr MacDonald has an allowance in lieu of the provision of a company car, currently fixed at £30,000. The Board may in its discretion award Mr MacDonald a bonus and invite him to participate in the Group's Profit Sharing Scheme for senior employees. He is also entitled to life assurance cover provided he is a member of the Benfield Scheme.

8.2 Rodman Fox is an executive director of the Company. He is employed as Chief Executive Officer and authorised US representative of Benfield Inc. on the terms of an Employment Agreement dated 20 March 2000 with Benfield Greig LLC. Benfield Inc. has assumed the rights of Benfield Greig LLC under this agreement and subsequently entered into an amendment thereto, dated 20 May 2003, with Mr Fox. Mr Fox's current basic annual salary is £375,000. Mr Fox is entitled to an annual guaranteed bonus of US$350,000 and to participate in certain benefit plans including medical, health, retirement and other plans established and maintained by the Group. Mr Fox's Employment Agreement terminates on 31 December 2004 and does not automatically renew. The Employment Agreement may be terminated by the Group for cause by giving 30 days written notice to Mr Fox.

8.3 The following Non-executive Directors have entered into terms of appointment with Benfield Holdings Limited. These agreements were amended by a Deed of Novation dated 10 September 2002 pursuant to which the Company assumed the rights and liabilities of Benfield Holdings Limited. The appointment letters for each of these Non-executive Directors detailed in (a) and (b) below are terminable at will or without notice, if the Non-Executive Director is removed by a resolution at an AGM or if he vacates office:

(a) Francis Maude

Rt. Honourable Francis Maude was appointed as a Non-Executive Director of the Company on the terms of an appointment letter dated 11 May 2000. The appointment is reviewable annually. Mr Maude is entitled to a basic annual fee of £30,000 per annum. In addition, Mr Maude is entitled to £12,500 per annum for Chairmanship of the Audit Committee and a further £7,500 per annum for his representation on the Remuneration Committee. Mr Maude also serves on the Nominations Committee and in addition receives £15,000 per annum for services related to the Corporate Investment Group. Mr Maude is bound by a restrictive covenant prohibiting him from competing with any business of the Group or competitor or supplier of the Company provided Mr Maude may own up to 5 per cent of the shares in a listed company. On 12 May 2003 Mr Maude was appointed as Deputy Chairman and Senior Non-executive Director of the Company.

(b) Keith Harris

Dr Harris was appointed as a Non-Executive of the Company on the terms of an appointment letter dated 11 May 2000 (with a commencement date of 1 November 1999) on a basic annual fee of £30,000. In addition, Dr Harris is entitled to £12,500 per annum for Chairmanship of the Remuneration Committee and a further £7,500 for his representation on the Audit Committee. Dr Harris also serves on the Nominations Committee. Dr Harris is bound by a restrictive covenant prohibiting him from competing with any business of the Group or competitor or supplier of the Company provided Dr Harris may own up to 5 per cent of the shares in a listed company.

8.4 The following Non-Executive Directors have entered into terms of appointment with the Company. The appointment letter for each of these Non-Executive Directors provides that unless terminated by either party giving three months notice, they will hold office until the Company's Annual General Meeting in 2004.

Thereafter their appointments will be renewable thereafter for a further term of three years by mutual agreement:

(a) Paul Roy

Paul Roy was appointed as a Non-Executive Director of the Company on the terms of an appointment letter dated 12 May 2003. Mr Roy is entitled to a basic fee of £30,000 per annum. In addition, Mr Roy is entitled to £7,500 per annum for his additional responsibilities for representation on the Audit Committee and £7,500 per annum for his additional responsibilities for representation on the Remuneration Committee. Mr Roy also serves on the Nominations Committee.

(b) Andrew Fisher

Andrew Fisher was appointed as a Non-Executive Director of the Company on the terms of an appointment letter dated 13 May 2003. Mr Fisher is entitled to a basic fee of £30,000 per annum. In addition, Mr Fisher is entitled to £7,500 per annum for his additional responsibilities for representation on the Audit Committee and £7,500 per annum for his additional responsibilities for representation on the Remuneration Committee. Mr Fisher also serves on the Nominations Committee.

8.5 It is expected that, following Admission, the remuneration committee will carry out a full review of the service contracts of each of the Directors and, where applicable, the other terms of their employment with the Group. In undertaking any such review the remuneration committee will have regard to the needs and strategy of the Company, the Group and its business and the principles and provisions of current corporate governance practice in the United Kingdom.

8.6 Save as set out below, no Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed:

(a) Rodman Fox / Benfield Greig LLC

In May 2001, Benfield Greig (Holdings), Inc acquired the 49 per cent minority interest in Benfield Greig LLC from Rodman Fox and Paul Karon, for a deferred cash consideration of £6.3 million payable on or before 31 December 2003 and 320 common shares in Benfield Greig (Holdings), Inc. ("BGH") Mr Fox and Mr Karon directed that some of the common shares be issued instead to the LLC employees to whom they had previously transferred beneficial ownership of some of their LLC interests. The common shares were then exchanged by Mr Fox, Mr Karon and the LLC employees for a total of 4 million ordinary shares in Benfield Holdings Limited. As part of this transaction, Benfield Greig LLC agreed to pay $11.0 million in additional bonuses to employees of Benfield Greig LLC on or before 15 April 2002. During 2001, these bonuses were paid approximately $4.3 million to Mr Fox and $2.7 million to Mr Karon and the balance was paid to the LLC employees. In addition, certain loans made by the Group in 2000 to Mr Fox in the sum of £4.2m and to Mr Karon in the sum of £2.1m to finance their acquisitions of ordinary shares in Benfield Holdings Limited were replaced with new full recourse Secured Promissory Notes, dated 30 May 2001, in the same respective amounts and in favour of BGH. The new promissory notes were expressed to be payable on demand on or after 31 December 2003 with interest at a yearly rate of 4.25 per cent payable on the maturity date (with interest on late payments of interest or principal bearing interest at a default rate of 6.25 per cent). The respective obligations of Mr Fox and Mr Karon under these promissory notes were secured by the deferred cash consideration payable to them in connection with the acquisition of the minority interests in Benfield Greig LLC. The principal agreements which gave effect to these transactions are summarised in paragraph 16(h). By an agreement dated 8 May 2003, Mr Fox repaid all amounts outstanding in respect of principal and interest under his promissory note by transferring to BGH all of his right, title and interest in end to the portion of the deferred cash consideration due to him and all interest accrued thereon. Accordingly, all amounts due from Mr Fox under his promissory note have been repaid in full.

With effect from 31 January 2002, Benfield Greig LLC was liquidated and dissolved.

(b) JLP Whiter / Partly Paid Shares

Prior to the Scheme, Mr Whiter held 375,000 Ordinary Shares of one penny each in Benfield Holdings Limited which were issued to him under the terms of the Benfield 1998 Share Plan at a subscription price of

£2.10 per share. Upon their issue Mr Whiter paid up the whole of the nominal value of each share and 4 pence in respect of the premium thereon, leaving a balance of £2.05 per share and a total of £768,750 outstanding. As a result of the Scheme, Mr Whiter became the holder of 187,500 partly paid Common Shares of $0.01 and 750 fully paid Common Shares of $0.01. Following the Scheme Mr Whiter remained liable to pay the US dollar equivalent of £4.10 per partly paid Common Share of $0.01 as at close of business on the record date for the Scheme when called on to do so in accordance with the Bye-laws of the Company. Following the reorganisation of the share capital of the Company referred to in paragraph 2.2(g), Mr Whiter has confirmed to the Company that he remains liable to pay the US dollar equivalent of £0.82 per partly paid Common Share as at close of business on the record date for the Scheme when called to do so in accordance with the Bye-laws of the Company. Mr. Whiter (who will be the holder of 937,500 partly paid Common Shares at Admission) has agreed to sell sufficient Common Shares subject to and as part of the Cashless Exercise Facility described at paragraph 2 of Part III – "Global Offer" in order to fund the payment to the Company of all amounts outstanding on those partly paid Common Shares.

8.7 There are no outstanding loans granted by any member of the Group to any Director nor has any guarantee been provided by any member of the Group for their benefit.

8.8 In the financial year ended 31 December 2002, the total aggregate of the remuneration paid and benefits in kind granted (under any description whatsoever) to the Directors by members of the Group was £6.7 million. The aggregate of the remuneration payable (excluding benefits in kind) to the Directors by members of the Group in respect of the year ending 31 December 2003 under the arrangements in force at the date of this document is expected to amount to approximately £6.0 million.

8.9 There is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

8.10 Save as disclosed, no amount or benefit has been paid or given within the two years immediately preceding the date of this document to any promoter of any member of the Group and no amount or benefit is proposed to be paid or given to any such promoter by the Company or any of its subsidiaries.

8.11 *The Directors:*

(a) are or have been directors or partners of the following companies and partnerships at any time in the previous five years:

Director (Date of Birth)	Company / Partnership	Position	Position still held
DJ Coldman	The Rock Inn (Edenbridge) Limited	Director	Yes
(27 June 1947)	The Firle Partnership	Partner	Yes
	BRiT Insurance Holdings PLC	Director	No
	HCG Alpha Limited	Director	No
	HCG Bravo Limited	Director	No
	HCG Charlie Limited	Director	No
	HCG Delta Limited	Director	No
	HCG Echo Limited	Director	No
	HCG Foxtrot Limited	Director	No
	HCG Golf Limited	Director	No
	HCG Holdings Limited	Director	No
	HCG Lloyds Investment Trust plc	Director	No
	Hever Heritage Limited	Director	No
GD Chilton	Benfield Sports International Limited	Director	Yes
(16 January 1959)	Bluesure Limited	Director	Yes
	Commission Freedom Holdings Limited	Director	Yes
	International Space Brokers Inc.	Director	Yes
	ISB Asia Pacific Pte. Ltd.	Director	Yes
DH Spiller	Angerstein Fund Limited	Director	Yes
(17 April 1956)	Stonerock Limited	Director	Yes
JLP Whiter	Benfield Sports International Limited	Director	Yes
(10 May 1950)	Bluesure Limited	Director	Yes
	East London Small Business Centre Limited	Director	Yes
	East London Small Charity Limited	Director	Yes

Director (Date of Birth)	Company / Partnership	Position	Position still held
ATM MacDonald (18 July 1960)	None		
RR Fox (25 September 1963)	Catastrophe Risk Exchange International Inc.	Director	Yes
	International Catastrophe Managers LLC	Director	Yes
KR Harris (11 April 1953)	CLS Holdings plc	Director	Yes
	First Britannia Mezzanine BV	Director	Yes
	First Britannia Mezzanine NV	Director	Yes
	Keith Harris & Associates	Director	Yes
	Keith Harris Partnership Limited	Director	Yes
	Pavillion Asset Management Limited	Director	Yes
	Radio Firsts plc	Director	Yes
	Seymour Pierce Group plc	Director	Yes
	UBC Media Group plc	Director	Yes
	Wembley National Stadium Limited	Director	Yes
	B4B Sport International Limited	Director	No
	Cromar & Hackett Limited	Director	No
	FC Fortune (South Africa)	Director	No
	FLPTV	Director	No
	FLPTV Limited	Director	No
	Football Dataco Limited	Director	No
KR Harris (cont.) (11 April 1953)	HSBC Investment Bank plc	Director	No
	HSBC Investments (Latin America) Limited	Director	No
	HSBC Republic Bank (UK) Limited	Director	No
	Isle of Wight Cable & Telephone Company Limited	Director	No
	Jamies Bars plc	Director	No
	Watson Mortgage Trust Limited	Director	No
	NMSC Limited	Director	No
	Oxygen plc	Director	No
	Powerchannel Europe Limited	Director	No
	Powerchannel Ltd	Director	No
	Sports Internet Group Limited	Director	No
	Tera Group plc	Director	No
	The Football League Limited	Director	No
	The Unique Broadcasting Company Limited	Director	No
	TCE Services International Limited	Director	No
FAA Maude PC MP (4 July 1953)	Abingdon School Limited	Director	Yes
	Conservatives for Change Limited	Director	Yes
	Jubilee Investment Trust plc	Director	Yes
	Performing Business Limited	Director	Yes
	Prestbury Holdings plc	Director	Yes
	The Spectator (1828) Limited	Director	Yes
	Asda Group plc	Director	No
	BRiT Insurance Holdings plc	Director	No
	Dynamics plc	Director	No
	Gartmore Shared Equity Trust plc	Director	No
	GSET Securities Limited	Director	No
	Policy Exchange Limited	Director	No
	Sportfact Limited	Director	No
P Roy (8 May 1947)	Merrill Lynch Capital Markets Bank Dublin Limited	Director	No
	Merrill Lynch International	Director	No
A Fisher (22 June 1961)	CPP Holdings Limited	Director	Yes
	Debt Management Associates Limited	Director	Yes
	Homecare Insurance Limited	Director	Yes
	Coutts & Company	Director	No
	Coutts & Company Investment Management Limited	Director	No
	Coutts Group	Director	No
	Natwest Fund Managers Limited	Director	No
	Natwest Personal Financial Management Limited	Director	No
	Natwest Stockbrokers Limited	Director	No

(b) have no unspent convictions relating to indictable offences;

(c) have had no bankruptcies or individual voluntary arrangements;

(d) have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(e) have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership;

(f) have not been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

(g) have not had any of their assets subject to any receivership; and

(h) have not received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

9. UNITED KINGDOM TAXATION

The following statements are intended only as a general guide to certain aspects of current United Kingdom tax legislation and to what is understood to be the current practice of the United Kingdom Inland Revenue (the "Inland Revenue") and may not apply to certain classes of shareholder such as dealers in securities. The summary does not purport to be a complete analysis or listing of all the potential tax consequences of acquiring and holding the Common Shares and Depositary Interests. Any person who is in any doubt as to his tax position or who is subject to tax in any jurisdiction other than the UK is strongly recommended to consult his professional advisers immediately. This summary is based upon United Kingdom law and Inland Revenue practice, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

9.1 Taxation of Dividends

(a) Tax treatment of the Company

The Company is not required to withhold tax on payment of dividends.

(b) Tax treatment of United Kingdom resident non-corporate shareholders

Non-corporate shareholders resident in the United Kingdom should generally be entitled to a tax credit equivalent to one ninth of the cash amount of any dividend received from the Company. Both the tax credit and the cash dividend received (the "gross dividend") will be included in computing the shareholder's income in the relevant year of assessment for United Kingdom tax purposes. Shareholders who pay tax at the higher rate (currently 32.5 per cent for dividend income) can generally offset the tax credit against their overall liability to tax and will therefore generally be liable to tax on any dividend received at the rate of 22.5 per cent on the sum of the tax credit and the dividend received. For dividends paid to trustees of UK resident discretionary or accumulation trusts the gross dividend will be subject to UK income tax at a rate of 25 per cent with a tax credit equal to 10 per cent of the gross dividend. For lower and basic rate non-corporate tax payers who receive dividends from the Company, liability to income tax should be fully offset by the tax credit available to such shareholders who should therefore have no further liability to tax on their dividends. Generally, a non-corporate shareholder who is resident in the United Kingdom for tax purposes and who is not liable to income tax in respect of the gross dividend will not be entitled to claim repayment from the Inland Revenue of any part of the tax credit. However, tax credits on dividends paid by the Company in respect of shares held in Personal Equity Plans ("PEPs") or Individual Savings Accounts ("ISAs") will be repayable if the dividends are paid on or before 5 April 2004. Charities are also not entitled to claim repayment of the tax credit attaching to dividends paid by the Company. However, they will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

(c) Tax treatment of United Kingdom resident corporate shareholders

A United Kingdom resident corporate shareholder other than a trader in securities will not normally be liable to corporation tax in respect of any dividend received. Such shareholder will not be able to claim repayment of tax credits attaching to dividends.

(d) **Non-resident shareholders**

Shareholders resident outside the United Kingdom are generally not taxed in the UK on dividends received by them. However, Commonwealth citizens, European Economic Area nationals and certain other classes of person will normally be entitled to a tax credit in respect of any dividend received from the Company which they may offset against any United Kingdom income tax liability. Depending on the provisions of any relevant double taxation convention or agreement, other non-resident shareholders may be able to claim a repayment from the Inland Revenue in respect of part of the tax credit attaching to the dividends to which they are entitled. Non-resident shareholders should consult their own tax advisers as to their entitlement to utilise the tax credit and the procedures for doing so. They should also obtain advice as to the tax treatment of dividends received from the Company in those jurisdictions where they are resident.'

9.2 **Taxation of capital gains**

(a) **UK resident shareholders**

A disposal of the Common Shares or Depositary Interests by a shareholder who is (at any time in the relevant United Kingdom tax year) resident or, in the case of an individual, ordinarily resident in the United Kingdom for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains, depending on the shareholder's circumstances and subject to any available exemption or relief.

(b) **Non- resident shareholders**

A shareholder who is not resident in the United Kingdom for tax purposes but who carries on a trade, profession or vocation in the United Kingdom through a permanent establishment to which the Common Shares or, the Depositary Interests are attributable will be subject to the same rules which apply to United Kingdom resident shareholders.

A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than five years of assessment and who disposes of Common Shares or Depositary Interests during that period may also be liable, on his return, to United Kingdom taxation of chargeable gains (subject to any available exemption or relief).

9.3 **Stamp Duty/Stamp Duty Reserve Tax**

The Company has been advised as follows in relation to ad valorem stamp duty and stamp duty reserve tax ("SDRT") on transfers of shares:

(a) **Sale of shares in certificated form**

An agreement to transfer Common Shares held in certificated form after Admission will generally give rise to a liability to SDRT, generally at the rate of 0.5 per cent of the amount or value of the consideration given, although if the agreement to transfer such shares is completed by a duly stamped transfer to the buyer within six years of the date on which liability to SDRT arises the ad valorem stamp duty payable in respect of such transfer (generally at the rate of 0.5 per cent of the consideration given rounded up to the nearest £5) will extinguish the liability to SDRT and enable a refund of any SDRT already paid to be received. Stamp duty and SDRT are generally paid by the buyer of shares, although where such a purchase is effected through a stockbroker or other financial intermediary, that person should normally account for the liability to SDRT and should indicate this has been done in any contract note issued to a buyer.

Where, prior to Admission, a Selling Shareholder transfers Common Shares to a nominee no charge to SDRT or to ad valorem stamp duty should arise as no change in beneficial ownership has taken place.

(b) **Transfer of shares to the Depositary in exchange for Depositary Interests**

Where shares are transferred to the Depositary who will issue Depositary Interests in return for those shares and will hold such Depositary Interests in uncertificated form as nominee for the transferor no ad valorem stamp duty or SDRT will generally arise on the transfer of the shares to the Depositary, or on the issue of the Depositary Interests by the Depositary.

(c) **Rematerialisation**

Where Depositary Interests are surrendered to the Depositary by the beneficial owner (on whose behalf the Depositary has held them as nominee) in exchange for Common Shares in certificated form, no ad valorem stamp duty or SDRT will generally be payable.

(d) **Transfer of Depositary Interests within CREST**

Where a change in the beneficial ownership of Depositary Interests held in uncertificated form within CREST occurs and such change is for a consideration in money or money's worth a liability to SDRT at the rate of 0.5 per cent of the amount of value of the consideration will arise. This will generally be met by the new beneficial owner.

9.4 **Arrangements to meet stamp duty/SDRT liability**

The Company has agreed to meet any liability of first buyers to SDRT arising in respect of the acquisition of uncertificated Depositary Interests by such buyers under the stabilisation arrangements set out in the Underwriting Agreement summarised in paragraph 12 of this Part X, but only where the applicable rate is 0.5 per cent of the Offer Price. An application has been made to the Board of Inland Revenue under Regulation 4 of the Stamp Duty Reserve Tax Regulations 1986 in relation to the above arrangements. Generally, the allotment or issue of the uncertificated Depositary Interests within CREST, pursuant to the Global Offer, should not give rise to a charge to ad valorem stamp duty or SDRT.

Any person who is in any doubt as to his taxation position, requires more detailed information than the general outline above or who is subject to tax in a jurisdiction other than the United Kingdom should consult his professional advisers.

10. **BERMUDA TAXATION**

The following statements are intended only as a general guide to current Bermuda tax legislation and to what is understood to be the current practice of the Bermuda tax authorities. Any person who is in any doubt as to his tax position or who is subject to tax in any jurisdiction other than Bermuda is strongly recommended to consult his professional advisers immediately.

At the present time, there is no Bermuda income or profits tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or by its shareholders in respect of its shares. The Company has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to the Company or to any of its operations or to its shares or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property or leasehold interests in Bermuda held by it. An annual Government fee is payable to the Bermuda government based on the Company's assessable capital. That fee is currently on a sliding scale with a maximum currently of 27,825 Bermuda Dollars.

11. **UNITED STATES TAXATION**

United States Taxation

The following summary describes the material US federal income tax consequences of the acquisition, ownership and disposition of the Common Shares. The discussion included below is based upon provisions of the US Internal Revenue Code of 1986, as amended, judicial authority, current administrative rulings and practice, existing and proposed US Treasury Regulations, and other authorities in effect and existing on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is applicable only to US Holders who hold the Common Shares as capital assets.

As used in this section, the term "US Holder" means a beneficial holder of the Common Shares that, for federal income tax purposes, is:

- a citizen or resident of the US;
- a corporation created or organized in or under the laws of the US or any political subdivision of the US;
- an estate the income of which is subject to US federal income taxation regardless of its source; or
- a trust if (1) a US court is able to exercise primary supervision over the trust and one or more US persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable US Treasury Regulations to be treated as a US person.

The discussion included below does not address all of the US federal income tax consequences that may be relevant to a particular US Holder in light of the holder's specific circumstances or to particular US Holders who, for US federal income tax purposes, are subject to special rules, such as traders or dealers in securities or currencies, financial institutions, tax-exempt entities, insurance companies, entities that are treated as partnerships for US tax purposes, persons holding Common Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons who acquired shares pursuant to the exercise of employee share options or pursuant to an employee share purchase plan or otherwise as compensation, or persons whose functional currency

is not the US dollar. In addition, this discussion does not address the tax consequences that could apply to a US Holder that owns or has owned (directly, indirectly or by attribution) 10% or more of the Common Shares, determined by voting power or value.

The Company urges each person considering the purchase, ownership or disposition of the Common Shares to consult its own tax adviser concerning the US federal income tax consequences of the purchase, ownership or disposition of the Common Shares in light of its particular situation as well as any consequences arising under applicable US and non-US state, local and other tax laws.

Taxation of Benfield Group Limited

The Group will be subject to US federal income tax only to the extent that a member of the Group derives US source income that is subject to US withholding tax or income that is effectively connected with the conduct of a trade or business within the US. The Company is a holding company and does not directly conduct any significant business operations. All of Benfield's business operations in the United States are conducted through subsidiaries. Accordingly, the Company believes that none of its income is treated as effectively connected with a US trade or business and expects to continue its operations in a manner that will not cause its income to become treated as effectively connected with a US trade or business. The Company's US subsidiaries will be subject to US tax on their worldwide income. The Company may be, and its non-US subsidiaries may be, subject to US withholding taxes on dividends, interest or other distributions received from US investments or subsidiaries, which generally range from 0% to 30%, depending upon the jurisdiction of the actual entity that holds the investments and the terms of any applicable tax treaty.

Taxation of shareholders

Distributions. Subject to the passive foreign investment company rules described below, a US Holder that receives a distribution in respect of the Common Shares generally will be required to include the distribution in gross income as a taxable dividend to the extent the distribution is paid from the Company's current or accumulated earnings and profits, as determined under US federal income tax principles. A distribution in excess of the Company's earnings and profits generally will first be treated as a non-taxable return of capital to the extent of the US Holder's adjusted tax basis in the Common Shares, and then as gain from the sale or exchange of a capital asset. US Holders will not be entitled to claim the dividends received deduction for dividend income in respect of the Common Shares.

Recently enacted legislation reduces to 15 per cent the maximum tax rate for certain dividends received from "qualified foreign corporations" by individuals through taxable years beginning on or before 31 December 2008, so long as certain holding period requirements are met. A non-US corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. The Conference Report issued by the US Congress in connection with the new legislation states that the US Congress intends that a non-US corporation be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive US income tax treaty (other than the US-Barbados tax treaty) that includes an exchange of information program (such as the US-U.K. income tax treaty, as currently in effect) until the Treasury Department issues guidance. Until further guidance is issued, however, no assurance can be given that the reduced rate will apply to dividends that we pay. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. Any US Holder who is an individual should consult his or her own tax advisor regarding the possible applicability of the reduced rate under the new legislation and the related restrictions and special rules.

The US dollar value of any dividends paid in pounds sterling, including the amount of any Bermuda or UK taxes withheld therefrom, if any, will be calculated by reference to the spot exchange rate in effect on the date of receipt of the dividend by the US Holder, regardless of whether the payment is in fact converted into US dollars. A US Holder should not recognize any foreign currency gain or loss if such pounds sterling are converted into US dollars on the day the US Holder receives such pounds sterling. If the US Holder does not convert the pounds sterling into US dollars on the date of receipt, however, a US Holder may recognize exchange gain or loss upon a subsequent sale or other disposition of the pounds sterling (including an exchange of the pounds sterling for US dollars). Such gain or loss, if any, will be ordinary income or loss for US federal income tax purposes and will be US source gain or loss.

A US Holder will be entitled to claim a US foreign tax credit with respect to income received from the Company only for non-US taxes imposed on dividends paid to the holder, such as withholding taxes, and not for taxes imposed on us or on any entity in which we have made an investment. Under current Bermuda and U.K. law, however, no withholding taxes will be imposed by Bermuda or the U.K. on distributions that the Company makes to US Holders in respect of the Common Shares. A new income tax treaty between the United States and the United Kingdom recently went into effect. Under the previous US/U.K. tax treaty, certain US Holders were eligible to claim a US foreign tax credit in an amount equal to the tax credit for which shareholders resident in the U.K. are entitled to claim under U.K. law (currently equal to one-ninth of the net dividend amount) if the holder elects to include the U.K. tax credit amount in income. US Holders should be aware, however, that under the newly ratified US/U.K. treaty, US Holders will no longer be able to claim this foreign tax credit. However, a US Holder may elect to continue to apply the previous treaty in this respect until April 30, 2004. US Holders are urged to consult their own tax advisers with regard to their eligibility for claiming a US foreign tax credit and the procedures for claiming the credit.

Dividend income in respect of the Common Shares generally will constitute foreign source passive income or, in the case of some holders, financial services income for US foreign tax credit purposes. If we are or become a "US owned foreign corporation" for US federal income tax purposes, however, the dividend income generally would be treated for US foreign tax credit purposes as:

- foreign source passive income or, in the case of some holders, foreign source financial services income; and
- US source income,

in proportion to our earnings and profits in the year of the distribution that are allocable to foreign and US sources, respectively unless less than 10 per cent of our earnings and profits in the year of distribution are allocable to US sources, in which case the entire dividend will be foreign source. The Company would be treated as a US owned foreign corporation if shares representing 50 per cent or more of the voting power or value of its shares were owned, directly or indirectly, by "US persons".

Taxation of capital gains. Subject to the passive foreign investment company rules described below, a US Holder will recognize capital gain or loss on any sale or exchange of a Common Share in an amount equal to the difference between the amount realized for the Common Share and the holder's adjusted tax basis in the Common Share. That gain or loss will be treated as long-term capital gain or loss if the US Holder's holding period in the Common Share is greater than one year. Any gain or loss recognized by a US Holder will generally be treated as US source gain or loss. The deductibility of capital losses is subject to limitations.

Recently enacted legislation generally reduces to 15 per cent the maximum tax rate for long term capital gains of individuals from the sale of shares in taxable years beginning on or before 31 December 2008.

Passive foreign investment company. The Company believes that it is not a passive foreign investment company, and expects to continue its operations in a manner that will not cause it to become a passive foreign investment company. However, since passive foreign investment company status depends upon the composition of a company's income and assets from time to time, there can be no assurances that the Company will not be a passive foreign investment company in any year. If the Company is or becomes a passive foreign investment company, a US Holder generally would be subject to additional US federal income taxes and other disadvantageous tax treatment in relation to any gain from the sale or exchange of, and certain distributions with respect to, the holder's Common Shares. The gain or distribution would be allocated ratably to each year during which the holder held the shares and the amount allocated to the year of the sale or receipt of the distribution and any year prior to the year in which the Company became a passive foreign investment company would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest statutory rate in effect for the holder and an interest charge would apply to the tax allocated to such years. The Company would be classified as a passive foreign investment company if:

- 75 per cent or more of its gross income in a taxable year was treated as passive income, taking into account, under an income look-through rule, its pro rata share of the gross income of any company of which the Company is considered to own 25 per cent or more of the shares by value, or
- if at least 50 per cent of the average percentage of the Company's assets in a taxable year produce or were held for the production of passive income, taking into account, under an asset look through rule, its pro rata share of the assets of any company of which the Company is considered to own 25 per cent or more of the shares by value.

Passive income for purposes of the passive foreign investment company rules generally includes dividends, interest and other types of investment income.

Foreign personal holding company. If the Company or one of its non-US subsidiaries is or becomes a "foreign personal holding company", a US Holder would be required to include in income as a dividend, regardless of its percentage ownership of the Common Shares, the holder's pro rata share of the relevant entity's undistributed foreign personal holding company income - generally, taxable income with certain adjustments - if the holder held the Common Shares on the last day of the Company's taxable year or, if earlier, the last day on which the Company satisfied the shareholder test described below. In addition, if the Company were classified as a foreign personal holding company, a US Holder that acquired Common Shares from a decedent, would not receive a "stepped up" basis in those shares. Instead, the US Holder would have a tax basis equal to the lower of the fair market value or the decedent's basis.

A non-US company will be classified as a foreign personal holding company if:

- at any time during the company's taxable year, five or fewer individuals who are US citizens or residents own, directly or by attribution, more than 50 per cent of the company's shares, by either voting power or value; and
- the company receives at least 60 per cent of its gross income for the taxable year, or 50 per cent after the initial year of qualification, as adjusted, from certain passive sources.

We believe that we are not, and that none of our non-US subsidiaries are, foreign personal holding companies.

Reportable Transactions

Under recently promulgated United States Treasury regulations, US Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. US Holders should consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of ordinary shares, or any related transaction, including without limitation, the disposition of any pounds sterling (or other foreign currency) received as a dividend or as proceeds from the sale of the Common Shares.

Information reporting and backup withholding

Dividend payments with respect to Common Shares and proceeds from the sale, exchange or redemption of Common Shares may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at applicable rates. Backup withholding will not apply to a US Holder if it furnishes a correct taxpayer identification number and makes any other required certifications, or if the holder is otherwise exempt from backup withholding. If a US Holder is required to establish its exempt status, it generally must provide such certification on IRS Form W-9.

Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and it may obtain a refund of any excess amounts withheld under the backup withholding rules, by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

12. UNDERWRITING ARRANGEMENTS

12.1 The Underwriting Agreement entered into on 12 June 2003 by the Company, the Directors, the Sponsor, the Joint Bookrunners and the Underwriters contains, inter alia, the following provisions:

(a) the Company confirmed the appointment of Merrill Lynch as sole sponsor in connection with the proposed Admission and the appointment of Merrill Lynch and Morgan Stanley as joint bookrunners in connection with the Global Offer;

(b) the Company has agreed to allot and issue 40,000,000 New Common Shares at the Offer Price;

(c) the Company has agreed to procure the sale by the Selling Shareholders of 22,786,590 Existing Common Shares at the Offer Price;

(d) the Underwriters have agreed, subject to certain conditions, on a several basis and as agent of the Company to procure subscribers and purchasers for or, failing which, to subscribe and purchase themselves, 40,000,000 New Common Shares and 22,786,590 Existing Common Shares at the Offer Price;

(e) the Company has, subject to certain conditions, granted Merrill Lynch, as stabilising manager, an Over-allotment Option exercisable at any time up to 30 days after Admission pursuant to which Merrill Lynch may subscribe, or procure subscribers for, up to 9,417,988 Common Shares at the Offer Price for the purposes, inter alia, of allowing Merrill Lynch to meet over-allocations, if any, in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. If any Common Shares are acquired pursuant to the exercise of this Over-allotment Option, the stabilising manager will pay to the Company, or procure that payment is made to the Company, of an amount equal to the Offer Price for each such Common Share (less an amount (if any) equal to any dividends or distributions declared by the Company and payable on the New Common Shares issued pursuant to the Global Offer but not payable on the Common Shares issued pursuant to the Over-allotment Option). If the Over-allotment Option is exercised, Common Shares to be issued under the Over-allotment Option will be issued on the same terms and conditions as the New Common Shares that are subject to the Global Offer save that the holders of any Common Shares issued after 27 May 2003 will not be entitled to the interim dividend of two pence per share declared on 27 May 2003 and payable to shareholders who were on the register on such date;

(f) in connection with the Over-allotment arrangements, Merrill Lynch, as stabilising manager, has entered into a stock lending agreement (the "Stock Lending Agreement") with Merrill Lynch International Bank as agent for Grahame Chilton and John Coldman pursuant to which Merrill Lynch is able to borrow up to 9,417,988 Depositary Interests for the purposes, inter alia, of allowing Merrill Lynch to settle, at Admission, over-allotments, if any, made in connection with the Global Offer. If Merrill Lynch borrows any Depositary Interests pursuant to the Stock Lending Agreement it will be required to return equivalent securities to Grahame Chilton and John Coldman by no later than 23 July 2003;

(g) the Company has agreed to pay to the Underwriters commissions of 3.75 per cent of the amount equal to the Offer Price multiplied by the aggregate number of the New Common Shares and the Existing Common Shares sold as part of the Cashless Exercise Facility and the Loan Share Facility which the Underwriters have agreed to procure subscribers for, or failing which to subscribe, pursuant to the terms of the Underwriting Agreement and 3.75 per cent of the amount equal to the Offer Price multiplied by the aggregate number of the Common Shares (if any) issued by the Company under the Over-allotment Option.

(h) the Company has agreed to procure the payment by the Selling Shareholders to the Underwriters of a commission in respect of Existing Common Shares sold as part of the Sale Facility which the Underwriters have agreed to procure purchasers for, or failing which to purchase, pursuant to the terms of the Underwriting Agreement;

(i) the obligations of the Underwriters to procure subscribers or purchasers for or, failing which, themselves to subscribe for or purchase the Common Shares in the Global Offer, and the obligations of the Company to allot and issue the New Common Shares and procure the Selling Shareholders to sell the Existing Common Shares, are subject to certain conditions including, amongst others, that Admission occurs by not later than 8.00 a.m. on 18 June 2003 or such later time and/or date (not later than 30 June 2003) as the Joint Bookrunners (on behalf of the Underwriters) may agree with the Company. The Underwriters may terminate the Underwriting Agreement in certain circumstances prior to Admission. These circumstances include the occurrence of certain material changes in the condition (financial or otherwise), prospects or earnings of the Group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement);

(j) the Company has undertaken to pay or cause to be paid any stamp duty and/or stamp duty reserve tax arising in respect of (i) the issue, delivery or transfer of Common Shares in the Global Offer or Depositary Interests representing such Common Shares under the Global Offer and (ii) the issue, delivery or transfer of Over-allotment Shares (if any) under the Over-allotment Option and the Depositary Interests representing such Common Shares;

(k) the Company has agreed to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, inter alia, the Global Offer and/or Admission; and

(l) the Company has given certain warranties, inter alia in relation to the business, the accounting records and the legal compliance of the Group and in relation to the contents of this document and the Directors have given certain limited warranties to the Sponsor and the Underwriters. In addition, the Company has given certain indemnities to the Sponsor and to the Underwriters. The liabilities of the Company are unlimited as to time and amount and those of the Directors are limited as to time and as to amount.

12.2 Pursuant to the Underwriting Agreement:

(a) The Company has given undertakings to the Sponsor, the Joint Bookrunners and each of the Underwriters, including undertakings that, during a period of 180 days from the date of Admission it will not, without the prior written consent of the Sponsor and the Joint Bookrunners, directly or indirectly, (i) offer, pledge, sell, allot or issue, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such transaction described in (i) or (ii) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise, save in respect of (a) Common Shares issued pursuant to the Global Offer or (b) the grant or exercise of options or the making or vesting of awards under share option or other incentive schemes in existence on the date of Admission and described in the listing particulars or (c) the issue of Common Shares upon any conversion of Cumulative Redeemable Convertible Preference Shares; and

(b) each of the Directors has undertaken to the Sponsor, the Joint Bookrunners and each of the Underwriters that except for the sale of Common Shares under the Cashless Exercise Facility, and except as described below, until the date 36 months after Admission he will not, and will procure that each of his Connected Persons will not, without the prior written consent of the Sponsor and the Joint Bookrunners, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Common Shares held by him immediately after Admission or any securities convertible into or exchangeable or exercisable for Common Shares held by him immediately after Admission, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any such Common Shares, whether any such transaction described in (i) or (ii) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise (each a "Transfer"). These undertakings do not apply to any Common Shares to be sold under the Cashless Exercise Facility and, notwithstanding the foregoing, each Director and his Connected Persons will be permitted to make Transfers as follows:

   (i) from the date 6 months following Admission to the date 18 months following Admission, each Director and his Connected Persons shall be permitted to make Transfers the net sale proceeds of which do not exceed £1,500,000 on a cumulative and aggregate basis and which in any event, do not involve the Transfer of more than 25% of the Shares held, in aggregate, by a Director and his Connected Persons immediately following Admission (and any shares which are the subject of a Transfer during such period shall be the *First Transfer*); and

   (ii) from the date 18 months following Admission, each Director and his Connected Persons shall be permitted to make Transfers which, when aggregated with any Transfers made in the First Transfer, do not exceed 33 ⅓% in total of the Shares held by him and his Connected Persons in aggregate immediately following Admission, such 33 ⅓% holding being the *Released Holding*; and

   (iii) from the date 27 months following Admission to the date 36 months following Admission, each Director and his Connected Persons shall, in addition to being permitted to make any Transfers of Shares in the Released Holding which have not been made before such date, be permitted to make Transfers which do not exceed a further 33 ⅓% in total of the Shares held by him and his Connected Persons in aggregate immediately following Admission.

12.3 Mr Michael Rees has given a separate contractual undertaking in the same terms as described in paragraph 12.2(b) above but in favour of the Joint Bookrunners and the Company.

12.4 On 12 June 2003, the Underwriters entered into a Selling Agreement with Dowling & Partners Securities LLC ("Dowling"), whereby Dowling will be retained as selling agent to procure subscribers and/or purchasers for the Shares at the Offer Price pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. Dowling will be paid $250,000 from the Underwriter's commission in connection with its participation in the Global Offer.

12.5 The Bye-laws of the Company also contain provisions which place restrictions on selling or transferring Common Shares after Admission which apply to certain holders of Common Shares and Cumulative Redeemable Convertible Preference Shares. Further details are set out in paragraph 8 of Part III - "Global Offer" and in paragraph 3 of this Part X. A copy of the Bye-laws is available for inspection as set out in paragraph 23 below.

13. SECURITIES LAWS

13.1 General

No action has been or will be taken in any jurisdiction that would permit a public offering of the Common Shares, or possession or distribution of this document or any other offering material, in any country or jurisdiction where action for that purpose is required. Accordingly, the Common Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisements in connection with the Common Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer of Common Shares, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to subscribe for or buy any of the Common Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

13.2 United States

The Common Shares have not been registered under the Securities Act and may not, unless so registered, be offered or sold within the United States or to, or for the account or benefit of, US Persons (as defined in Regulation S), except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. The Common Shares are being offered and sold in the United States only to QIBs pursuant to an exemption from, or transaction not subject to, the registration requirements of the Securities Act and outside the United States in offshore transactions in reliance on Regulation S.

Each subscriber or purchaser of the Common Shares outside the United States pursuant to Regulation S will be deemed to have represented and agreed that it has received a copy of the listing particulars and that:

- the subscriber or purchaser acknowledges that the Common Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;
- the subscriber or purchaser and any person for whose account or benefit the purchaser is acquiring the Common Shares was located outside the United States at the time the buy order for the Common Shares was originated; and
- the subscriber or purchaser is aware of the restrictions on the offer and sale of the Common Shares pursuant to Regulation S described in these listing particulars and will also be deemed to have agreed to give any subsequent purchaser of such Common Shares notice of any restrictions on the transfer thereof.

Each subscriber or purchaser of the Common Shares within the United States pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act will be deemed to have represented and agreed that it has received a copy of the listing particulars and that:

- the subscriber or purchaser acknowledges that the shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;
- the subscriber or purchaser (i) is a qualified institutional buyer, (ii) is aware that the sale to it is being made in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and (iii) is acquiring such shares for its own account or for the account of a QIB;
- if in the future the subscriber or purchaser decides to offer, resell, pledge or otherwise transfer such shares, such shares may be offered, sold, pledged or otherwise transferred only (i) to a person whom the beneficial owner and/or any person acting on its behalf reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in accordance with Regulation S, (iii) in accordance with Rule 144 (if available), or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction;

- any offer, sale, pledge or other transfer of the Common Shares made other than in compliance with the above stated restrictions shall not be recognised by the Company; and
- the subscriber or purchaser agrees to give any subsequent purchaser of the Common Shares notice of any restrictions of the transfer thereof.

Any offer, sale, pledge or other transfer of the Common Shares made other than in compliance with the above restrictions shall not be recognized by the Company.

Each purchaser acknowledges that the Company and the Underwriters will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements, and agrees that if any of the acknowledgements, representations or warranties deemed to have been made by it by its purchase of shares are no longer accurate, it shall promptly notify the Company and the Underwriters; if they are acquiring Common Shares as a fiduciary or agent for one or more investor accounts, they represent that they have sole investment discretion with respect to each such account and they have full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

13.3 United Kingdom

Each Underwriter has represented and agreed that (a) it has not offered or sold and will not offer or sell any Common Shares to persons in the United Kingdom prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000 (the "FSMA"), (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company, and (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

13.4 Japan

The Common Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948 as amended), and will not be offered or sold, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

13.5 The Netherlands

The Common Shares may not be offered, or sold, and this document may not be distributed, to any individuals or legal entities in the Netherlands, other than to individuals or legal entities who or which trade in or invest in securities in the conduct of their business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which regularly trade or invest in securities).

13.6 Canada

Each Underwriter has represented and agreed that (a) the Common Shares will only be offered or sold, directly or indirectly, in Canada in the Canadian provinces of Ontario, Québec, British Columbia, Alberta, Saskatchewan and Manitoba and in compliance with applicable Canadian securities laws and accordingly, any sales of Common Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such laws; and (b) it will file on a timely basis any required reports or documents with the relevant Canadian securities commissions.

13.7 Belgium

The Common Shares may not be offered publicly, directly or indirectly, in Belgium at the time of the offering. The Global Offer has not been notified to, and the offering documents (including these listing particulars) have not been approved by, the Belgian Banking and Finance Commission. The Common Shares may only be sold

in Belgium to professional investors as defined in article 3 of the Royal Decree of 7 July 1999 on the public nature of financial transactions acting for their own account, and these listing particulars may not be delivered or passed on to any other investors.

14. EXISTING BANKING FACILITIES

14.1 On 30 April 2001, Benfield Holdings Limited entered into a $390 million multicurrency term and revolving facilities agreement (the "Barclays Agreement") which established two facilities, the first being a multicurrency amortising term loan facility for $315 million, the second being a multicurrency revolving loan and bank guarantee facility for $75 million with Barclays Capital as Arranger and Barclays Bank PLC as Original Lender, Agent, Fronting Bank and Security Trustee. The facilities were made available to Benfield Holdings Limited for a period of five years to be used, amongst other things, to finance the acquisition of all the stock in E.W. Blanch Holdings, Inc. and for general working capital requirements and corporate purposes of the Group.

The term loan facility was fully drawn in connection with the Blanch acquisition. The revolving facility may be used by way of advances or guarantees issued on behalf of members of the Group by Barclays Bank PLC as the Fronting Bank. Subject to any reduction, interest is payable at the rate of 2 per cent plus LIBOR (as defined in the agreement) and mandatory costs (if any). The margin may be reduced if the Debt Cover (as defined in the agreement) is reduced in accordance with the table set out in the agreement. Where the revolving facility is used by way of issue of bank guarantees, a guarantee commission is payable on the guarantees issued at the same rate as the prevailing margin on the revolving facility. Currently interest is payable at the rate of 1.75 per cent plus LIBOR and mandatory costs (if any).

The agreement contains certain financial covenants and events of default and restricts the ability of it and its subsidiaries, amongst other things, to (a) sell, transfer, lend or otherwise dispose of its assets, rights and revenues, (b) make loans or grant credit or give guarantees or indemnities, and (c) make acquisitions where the acquisition cost of a single acquisition is in excess of £10 million and where the aggregate acquisition cost of acquisitions made in a financial year exceeds £25 million, unless specifically waived by the lenders.

Furthermore, Benfield Holdings Limited and its subsidiaries are not permitted to create or permitted to have outstanding any Security (as defined in the agreement) over their assets (with certain exceptions).

Under the terms and conditions of the agreement, Benfield Holdings Limited is obliged to ensure that the obligations of the Borrowers under the facilities are guaranteed by members of the Group whose total revenue and/or Consolidated Profits Before Interest and Tax (as defined in the agreement) on an unconsolidated basis and excluding intra-group items exceeds 85 per cent of the Consolidated Profits Before Interest and Tax and/or the total consolidated revenue of the Group. As at the date of this document, the guarantors are the Company, Benfield Holdings Limited, Benfield Greig Holdings Limited, Greig Fester Group Limited, Benfield Greig Limited (now known as Benfield Limited), Benfield Greig Holdings, Inc., Unisure Inc., Paragon Reinsurance Risk Management Services, Inc. (now known as Paragon Strategic Solutions, Inc.), E.W. Blanch International, Inc., Benfield Holdings, Inc., Benfield Inc. and JD Warren Inc. (now known as Paragon Asset Recovery Services Inc.). Finally, in accordance with terms of the agreement, all of the guarantors have created fixed and floating security over all their assets and undertaking.

On 25 April 2002, Barclays Bank PLC as Agent and Security Trustee agreed by way of a side letter to amend the consolidated net worth financial covenant in the Barclays Agreement.

14.2 On 3 January 2001, Benfield Holdings Limited entered into an overdraft facility for up to £4,500,000 with Barclays Bank PLC under which Barclays Bank PLC agreed to make loans of up to £4,500,000 to eligible employees of Benfield Holdings Limited or its subsidiaries to enable them to exercise their options pursuant to the Benfield 1998 Share Option Scheme. Under the terms of the overdraft facility, Benfield Holdings Limited agreed to guarantee all the obligations owing in respect thereof, including the obligation of each employee to repay amounts advanced to it in accordance with the overdraft facility letter by Barclays Bank PLC, and to provide cash collateral for any outstanding amounts owing thereunder. This facility is summarised in more detail in paragraph 16.

15. NEW BANKING FACILITIES

On 23 May 2003, the Company and certain of its subsidiaries entered into a £125 million multicurrency term and revolving facilities agreement (the "New Credit Agreement") which established a multicurrency amortising term loan facility for £75 million and a multicurrency revolving loan and bank guarantee facility for £50 million with

Barclays Capital as Co-ordinator, Barclays Bank PLC as Original Lender, Agent and Fronting Bank and The Royal Bank of Scotland plc and Scotiabank Europe PLC as Original Lenders. The facilities have been made available to certain members of the Group, including the Company, for a period of three years to be used, amongst other things, to refinance existing financial indebtedness (including financial indebtedness under the existing facilities) and for general working capital requirements and corporate purposes of the Group.

The revolving facility may be used by way of advances or guarantees issued on behalf of members of the Group by Barclays Bank PLC as the Fronting Bank. Interest is payable at the rate of 0.95 per cent plus LIBOR (as defined in the agreement) and mandatory costs (if any). Where the revolving facility is used by way of issue of bank guarantees, a guarantee commission is payable at the rate of 0.95 per cent on the contingent liability of the lenders in respect of guarantees issued.

The term facility is repayable in instalments which are due on the dates falling every six months from the first date on which any member of the Group draws down under it. The first repayment instalment will be for £6.25 million and each subsequent instalment will be for £13.75 million, in each case plus accrued interest.

The agreement contains certain financial covenants and events of default and restricts the ability of the Company and its subsidiaries, amongst other things, to (i) sell, transfer, lend or otherwise dispose of its assets, rights and revenues, (ii) make loans or grant credit or give guarantees or indemnities, (iii) make acquisitions where the acquisition cost of a single acquisition is in excess of £25 million or where the aggregate acquisition cost of acquisitions made in a financial year exceeds £50 million and (iv) pay dividends where an event of default by reference to, among other matters, non-payment, breach of the financial covenants or insolvency has occurred and is continuing, unless specifically waived by the lenders.

Furthermore, the Company and its subsidiaries are not permitted to create or permitted to have outstanding any Security (as defined in the agreement) over their assets, with certain exceptions.

Under the terms and conditions of the agreement, the Company is obliged to ensure that the obligations of the Borrowers under the facilities are guaranteed by members of the Group whose total turnover and/or Consolidated Profits Before Tax (as defined in the agreement) on an unconsolidated basis and excluding intra-group items exceeds 75 per cent of the Consolidated Profits Before Tax and/or the total consolidated turnover of the Group. As at the date of this document, the guarantors are the Company, Benfield Holdings Limited, Benfield Greig Holdings Limited, Greig Fester Group Limited, Benfield Limited, Benfield Greig (Holdings), Inc., Benfield Holdings, Inc. and Benfield Inc. By the terms of the New Credit Agreement, the new credit facilities would be available for drawing when certain conditions precedent are satisfied. These include the receipt of a certain amount of gross proceeds by the Company as a result of the Global Offer.

16. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into, or are expected to be entered into prior to Admission, by members of the Group within the two years immediately preceding the date of these listing particulars and are, or may be, material, or have been entered into at any time by a member of the Group and contain provisions under which any member of the Group has any obligation or entitlement which is, or may be, material to the Group as at the date of these listing particulars:-

(a) An Agreement and Plan of Merger, dated 15 April, 2001, among Benfield Holdings Limited ("Benfield Holdings"), Barrel Acquisition Corporation and E.W. Blanch Holdings, Inc. pursuant to which Benfield Holdings acquired E.W. Blanch Holdings, Inc., a U.S. provider of integrated risk management and distribution services, including reinsurance intermediation. In April 2001, Benfield Holdings, through its wholly-owned indirect subsidiary, Barrel Acquisition Corporation, launched a public tender offer in the United States to acquire all of the outstanding shares of the common stock of E.W. Blanch Holdings, Inc. In May 2001, Benfield Holdings successfully completed the tender offer and acquired over 90 per cent of the common stock for $13.50 per share in cash, less any required withholding taxes and without interest. Immediately following the tender offer, Barrel Acquisition Corporation was merged with and into E.W. Blanch Holdings, Inc., with E.W. Blanch Holdings, Inc. as the surviving corporation. As a result of the merger, Benfield Holdings acquired all of the remaining publicly-held shares of E.W. Blanch Holdings, Inc. for the same per share price of $13.50 and, accordingly, E.W. Blanch Holdings, Inc., now known as Benfield Holdings, Inc., became a wholly-owned indirect subsidiary of Benfield Holdings. Both the tender offer and the merger were made under the terms of the Agreement and Plan of Merger. Pursuant to this agreement, Benfield Holdings agreed to maintain directors and officers insurance for the directors of Blanch for a period of six years, subject to a maximum cost for such cover. The aggregate purchase price

for the shares of E.W. Blanch Holdings, Inc. was approximately $179 million. In order to finance the offer, Benfield Holdings obtained borrowings under a $390 million facility which was used to purchase all the outstanding shares of E.W. Blanch Holdings, Inc., pay the transaction costs associated with the offer and the merger, refinance certain debt of E.W. Blanch Holdings, Inc. and of Benfield Holdings, and provide working capital to the combined group. The facility agreement is more fully described in paragraph 14 above.

(b) The Underwriting Agreement (see paragraph 12 of this Part X);

(c) The agreements referred to at paragraphs 14 and 15 of this Part X;

(d) A Subscription Agreement relating to an investment in Benfield Holdings Limited ("Benfield Holdings") between Benfield Holdings and Hamlin Capital Corp dated 7 December 2001 pursuant to which Hamlin Capital Corp agreed to subscribe £20,000,001 for 20,000,001 Cumulative Redeemable Convertible Preference Shares of one penny each in Benfield Holdings. The agreement was conditional, inter alia, on the passing of the shareholder resolutions and obtaining class consents necessary to create the Cumulative Redeemable Convertible Preference Shares and amend the articles of association of Benfield Holdings to introduce the rights attaching to those shares and the Council of Lloyd's having not raised any objection to the proposed subscription on certain specified grounds. Benfield Holdings gave a limited number of warranties which expire on 31 December 2003 (being the second anniversary of the date on which the subscription was completed). Benfield Holdings' aggregate liability in respect of all claims under the warranties is capped at £20 million. By a subsequent deed of novation dated 27 December 2001 between Hamlin Capital Corp, Benfield Holdings and Hamlin Capital Limited, all of Hamlin Capital Corp's rights and obligations under the Subscription Agreement were novated to Hamlin Capital Limited. Following satisfaction of the conditions, the subscription was completed on 31 December 2001. Under the Subscription Agreement, Benfield Holdings undertook to use the subscription monies to repay loans outstanding under the $390m Facilities Agreement dated 30 April 2001 with Barclays Bank PLC. Benfield Holdings further undertook to notify Hamlin if it became aware of any breach of the financial covenants in the facility agreement or any refinancing thereof and, in such circumstances, to allow a Hamlin nominee to attend all relevant board meetings until remedy of the relevant breach. In consideration of Hamlin agreeing to subscribe for the shares, Benfield Holdings agreed to pay to Hamlin £400,000 by way of commission. Benfield Holdings also agreed not to sell, lease, licence or otherwise transfer the whole or a substantial part of its business, assets or undertaking to any third party without Hamlin's consent and to provide notice to Hamlin to allow it to convert its shares if it proposed to pay a dividend in excess of 110 per cent of the dividends paid in respect of the previous financial year. In addition, Hamlin was entitled to appoint a non-executive director to the board of Benfield Holdings in the event that any fixed dividend due on the Cumulative Redeemable Convertible Preference Shares or any redemption payment was not made on the due date. The agreement states that it shall terminate upon Hamlin ceasing to be the registered holder of any Cumulative Redeemable Convertible Preference Shares in Benfield Holdings. In connection with the Scheme, Hamlin ceased to be the holder of any such shares. Termination is without prejudice to any continuing obligations of the parties and without prejudice to any rights or obligations accruing prior to termination.

(e) A Subscription Agreement relating to an investment in Benfield Holdings Limited ("Benfield Holdings") between Benfield Holdings and OneBeacon Insurance Company, Prospector Partners Fund, LP, Prospector Offshore Fund (Bermuda) Ltd, Prospector Partners Small Cap Fund, LP, Main Street America Assurance Co and National Grange Mutual Insurance Co (the "Investors") dated 30 April 2002 pursuant to which the Investors agreed to subscribe £19,999,998 for 19,999,998 Cumulative Redeemable Convertible Preference Shares of one penny each in Benfield Holdings. The subscription was completed on 30 April 2002. Benfield Holdings gave a limited number of warranties which expire on 30 April 2004 (being the second anniversary of the date on which the subscription was completed). Benfield Holdings' aggregate liability in respect of all claims under the warranties is capped at £19,999,998. Benfield Holdings undertook to use the subscription monies to reduce amounts outstanding under the $390m Facilities Agreement dated 30 April 2001 with Barclays Bank PLC. Benfield Holdings agreed not to sell, lease, licence or otherwise transfer the whole or a substantial part of its business, assets or undertaking to any third party without the consent of the Investors and to provide notice to the Investors to allow them to convert their shares if it proposed to pay a dividend in excess of 110 per cent of the dividends paid in respect of the previous financial year. These obligations would have had no further effect after an IPO. The agreement states that it shall terminate upon the Investors ceasing to be the registered holder of any Cumulative Redeemable Convertible Preference Shares in Benfield Holdings. In connection with the Scheme, the Investors ceased to hold any such shares. Termination is without prejudice to any continuing

obligations of the parties and without prejudice to any rights or obligations accruing prior to termination. Pursuant to a letter dated 30 April 2002, Benfield Holdings paid a commission of $466,000 to OneBeacon Insurance Company in consideration for subscribing and procuring the subscriptions by the other Investors made pursuant to this agreement.

(f) An Agreement for Purchase of Shares dated 24 May 2001 between Royal Bank Investments Limited and Benfield Holdings Limited ("Benfield Holdings") pursuant to which Royal Bank Investments Limited agreed to sell and Benfield Holdings agreed to purchase 6,999,993 Preferred Ordinary Shares of £1 each in Benfield Holdings and 250,000 Ordinary Shares in Benfield Holdings for a total consideration of £8 million. The shares were sold with full title guarantee free from all liens, charges and encumbrances but with all rights attaching thereto. Completion of the acquisition took place immediately following execution of the agreement. Further, Royal Bank Investments Limited agreed to sell with full title guarantee on 30 September 2002 such number of Convertible Shares as shall not have become due for conversion by that date in accordance with the then current Articles of Association of Benfield Holdings for £1 per share. The purchase of those Convertible Shares was completed on 30 September 2002. The parties to the Agreement agreed that the terms of a Share Subscription Agreement and a Shareholders Agreement made between them and certain other parties would, as between the parties to the Agreement for Purchase of Shares, be of no further force or effect. Furthermore, Royal Bank Investments Limited agreed to comply with any reasonable request to release by deed the Executives (as defined in the Share Subscription Agreement) and the Individuals (as defined in the Shareholders Agreement) from any further obligations under either of those agreements. These provisions were without prejudice to any claims either party may have against the other for breach of those agreements at any time prior to completion of the purchase of shares.

(g) An Agreement for Purchase of Shares dated 24 May 2001 between HSBC Private Equity Investments Limited and Benfield Holdings Limited ("Benfield Holdings") pursuant to which HSBC Private Equity Investments Limited agreed to sell and Benfield Holdings agreed to purchase 2,999,997 Preferred Ordinary Shares of £1 each in Benfield Holdings for a total consideration of £3 million. The shares were sold with full title guarantee free from all liens, charges and encumbrances but with all rights attaching thereto. Completion of the acquisition took place immediately following execution of the agreement. Further, HSBC agreed to sell with full title guarantee on 30 September 2002 such number of Convertible Shares as shall not have become due for conversion by that date in accordance with the then current Articles of Association of Benfield Holdings for £1 per share. The purchase of those Convertible Shares was completed on 30 September 2002. The parties to the Agreement agreed that the terms of a Share Subscription Agreement and a Shareholders Agreement made between them and certain other parties would, as between the parties to the Agreement for Purchase of Shares, be of no further force or effect. Furthermore, HSBC Private Equity Investments Limited agreed to comply with any reasonable request to release by deed the Executives (as defined in the Share Subscription Agreement) and the Individuals (as defined in the Shareholders Agreement) from any further obligations under either of those agreements. These provisions were without prejudice to any claims either party may have against the other for breach of those agreements at any time prior to completion of the purchase of shares.

(h) Agreements relating to the purchase of the minority interest in Benfield Greig LLC:

   (i) An Agreement in Principle dated 13 April 2001 between Benfield Holdings Limited ("Benfield Holdings") Benfield Greig (Holdings), Inc. ("BGH"), Benfield Greig LLC ("BGLLC") (now dissolved), Rodman Fox and Paul Karon under which the parties set out the terms on which they intended to proceed with their relationship after the acquisition of E.W. Blanch Holdings Inc. (currently Benfield Holdings Inc.) pursuant to the Agreement and Plan of Merger referred to at paragraph 16(a) above. BGH agreed to issue Mr Fox and Mr Karon 196 and 124 shares of common stock in BGH respectively, or as directed by them, and to pay £4.2 million to Mr Fox and £2.1 million to Mr Karon in cash on or before 31 December 2003 together with interest in consideration for the assignment of the minority 49 per cent interest in BGLLC held by Mr Fox, Mr Karon and their permitted transferees (the "Fox Interest"). The BGH shares would be exchanged for and Benfield Holdings was to issue 4 million ordinary shares in Benfield Holdings. It was further agreed that the outstanding secured promissory notes between BGH and Mr Fox and Mr Karon dated 20 March 2000 for principal sums of £4.2 million and £2.1 million respectively were to be amended and re-stated and converted into full recourse obligations payable on demand on or after 31 December 2003 together with interest and secured by an assignment of the cash payments referred to above. Mr Fox and Mr Karon were released from any obligation under an Affiliate Agreement and their respective

Employment Agreements, each dated 20 March 2000, to repay BGH or BGLLC or at their discretion any proceeds from the sale of ordinary shares in BGH owned by either of them at the date of the Agreement in Principle. It was further agreed BGLLC would pay before 15 April 2002 additional bonuses to Mr Fox, Mr Karon and other employees of BGLLC of $11 million. Mr Fox and Mr Karon covenanted that they would own the entire Fox Interest between them at the time of closing and indemnified BHL, BGH and others against any claim by any other person of any right or title to the Fox Interest.

(ii) An Assignment and Acceptance Agreement dated 30 May 2001 between Rodman Fox and Paul Karon and BGH pursuant to which Mr Fox and Mr Karon transferred to BGH and BGH purchased the Fox Interest with effect from 30 May 2001. This agreement, together with certain other documents (including those referred to below), were entered into to give effect to the Agreement in Principle referred to above.

(iii) A Share Exchange Agreement dated 30 May 2001 between Benfield Holdings Limited ("Benfield Holdings"), Rodman Fox, Paul Karon, Andrew Di Loreto and Thomas Kearney pursuant to which Benfield Holdings issued a total of 4 million shares to Mr Fox, Mr Karon, Mr Di Loreto and Mr Kearney in exchange for a total of 320 shares in BGH. In consideration for the allotment of those ordinary shares, each of those individuals transferred free from any encumbrances the BGH shares held by him. Each individual warranted that he was the only legal and beneficial owner of the BGH shares held by him and that he would be able to transfer them free from encumbrances. They also indemnified BHL, BGH and others against all claims to the Fox Interest, any of the BGH shares or any of the ordinary shares in Benfield Holdings allotted to them.

(iv) A Secured Promissory Note between Rodman Fox and BGH pursuant to which Mr Fox promised to pay to the order of BGH the principal amount of £4.2 million on demand on or after 31 December 2003. Interest accrued at the rate of 4.25 per cent per annum and was payable on repayment of the loan. Default interest is payable at the rate of 6.25 per cent per annum. The loan was secured on the cash payment due to Mr Fox referred to above. The agreement contained certain specified events of default including any failure by Mr Fox to make any payment under the agreement when due or failing to perform any of his other covenants or agreements thereunder, and the commencement of any bankruptcy or similar proceedings against Mr Fox or his property. If any such event occured BGH was authorised to set off and apply any amounts owing by Mr Fox to BGH against any and all obligations of Mr Fox under the agreement;

(v) A Secured Promissory Note between Paul Karon and BGH for a principal sum of £2.1m but otherwise on the same terms as the note referred to in (iv) above.

(vi) An Agreement dated 8 May 2003 between Rodman Fox and BGH under which, in full payment of Mr Fox's Secured Promissory Note in favour of BGH (including accrued interest of £351,050), Mr Fox assigned, sold, transferred and conveyed to BGH all of his right, title and interest in and to the deferred consideration of £4.2m (and all interest accrued thereon in the amount of £351,050) due to him. Mr Fox released and discharged BGH and agreed to make no claim in respect of the deferred consideration after the date of the agreement. He represented and warranted to BGH that he was assigning 100 per cent. of the deferred consideration to BGH and he had at no time transferred or created to or in favour of any third party any interest of any kind in, or lien or other encumbrance on, the deferred consideration. BGH acknowledged receipt of all right, title and interest in the deferred consideration (including accrued interest) in full payment of the £4.2m principal amount of the Secured Promissory Note and accrued interest of £351,050. BGH agreed to make no claim of any kind in respect of the Secured Promissory Note and represented and warranted to Mr Fox that it had at no time transferred or created to or in favour of any third party any interest of any kind in, or lien or other encumbrance on, the same.

(i) A Depositary Agreement dated 12 June 2003 between the Company, Capita IRG Trustees Limited ("Capita IRG Trustees") and Capita IRG Plc ("Capita") under which the Company appoints Capita IRG Trustees to constitute and issue from time to time, upon the terms of the Deed Poll (referred to in paragraph 21 of this Part X), series of Depositary Interests representing securities issued by the Company and provide certain other services in connection with such Depositary Interests. Capita IRG Trustees agrees that it will comply and will procure certain other persons comply with the terms of the Deed Poll and that it and they will perform their obligations in good faith and with all reasonable skill, diligence and

care. Capita IRG Trustees assumes certain specific obligations including, for example, to arrange for the Depositary Interests to be admitted to CREST as participating securities, to provide copies of and access to the register of Depositary Interests. Capita IRG Trustees warrants that it is an authorised person under the Financial Services and Markets Act 2000, is duly authorised to carry out custodial and other activities under the Deed Poll, and undertakes to maintain that status and authorisation. It will either itself or through its appointed Custodian as bare trustee hold the Deposited Property (which includes, inter alia, the securities represented by the Depositary Interests) for the benefit of the holders of the Depositary Interests as tenants in common, subject to the terms of the Deed Poll. The Company agrees to provide such assistance, information and documentation to Capita IRG Trustees which is reasonably required for the purposes of performing its duties, responsibilities and obligations under the Deed Poll and the Depositary Agreement. In particular, the Company is to supply Capita IRG Trustees with all documents it sends to its shareholders so that Capita IRG Trustees can distribute the same to all holders of Depositary Interests. The agreement sets out the procedures to be followed where the Company is to pay or make a dividend or other distribution and in respect of voting at general and other meetings. Capita IRG Trustees is to ensure that, subject to Bermuda law, the Deposited Property and the Memorandum and Bye-laws of the Company, holders of Depositary Interests shall be able to exercise voting rights with respect to the underlying securities in the Company. The Company is to provide Capita IRG Trustees with all notices of meetings of shareholders, or any class thereof, and (a) forms to enable holders of depositary interests to give instructions to Capita IRG Trustees to exercise voting rights attaching to the underlying securities in the Company, (b) forms of proxy to enable Capita IRG Trustees to appoint a proxy or other representative to attend the relevant meeting, speak and vote on behalf of Capita IRG Trustees and (c) documents to enable the holders of Depositary Interests to attend the relevant meeting and exercise voting rights attaching to the underlying securities. Capita IRG Trustees is to send all of such documents to each person who is a holder of Depositary Interests on the record date for the relevant meeting. Capita IRG Trustees and Capita are to indemnify the Company and each of its subsidiaries and subsidiary undertakings against claims made against any of them by any holder of Depositary Interests or any person having any direct or indirect interest in any such Depositary Interests or the underlying securities which arises out of any breach or alleged breach of the terms of the Deed Poll or any trust declared or arising thereunder. The agreement is to remain in force for as long as the Deed Poll remains in force. The Company may terminate the appointment of Capita IRG Trustees if an Event of Default (as defined in the agreement) occurs in relation to Capita IRG Trustees or Capita or if either of them commits an irremediable material breach of the agreement or the Deed Poll or any other material breach which is not remedied within 30 days. Capita IRG Trustees and Capita have the same termination rights in respect of Events of Default occurring or any breach by the Company. Any of the parties may terminate Capita IRG Trustees' appointment by giving not less than 90 days written notice. If the appointment is terminated on an Event of Default or breach, Capita IRG Trustees must serve notice to terminate the Deed Poll by giving 30 days notice to all holders of Depositary Interests. If the appointment is terminated by 90 days written notice, Capita IRG Trustees must serve notice to terminate the Deed Poll such that its appointment and the Deed Poll terminate on the same date. In either case if Capita IRG Trustees fails to serve notice to terminate the Deed Poll the Company may do so on its behalf as it is duly authorised attorney. Capita IRG Trustees agrees that it will not without the prior written consent of the Company terminate or take any steps to terminate the Deed Poll other than in accordance with these provisions. Capita IRG Trustees is to ensure that any Custodian and any person who maintains the register of Depositary Interests is a member of its group and may not subcontract or delegate its obligations under the Deed Poll without the Company's consent. The Company is to pay certain fees and charges including, inter alia, an annual fee, a fee based on the number of Depositary Interests per year and certain CREST related fees. Capita IRG Trustees is also entitled to recover reasonable out of pocket fees and expenses.

(j) Agreements relating to Bluesure Limited:

(i) A Sale and Purchase Agreement dated 14 January 2003 entered into by Benfield Holdings Limited ("Benfield Holdings"), Bluesure Limited ("Bluesure"), Mr Anthony Martin, BRiT Insurance Holdings PLC ("BRiT") and GE Frankona Reinsurance Holdings ("ERC"). Pursuant to this agreement, Benfield Holdings acquired all the shares in Bluesure owned by ERC (4,549 ordinary shares and 3 million class 'A' preference shares) and BRiT (5,580 ordinary shares), in consideration of £1 each and their release from current and future liabilities of Bluesure. Furthermore, ERC and BRiT were released from obligations under a previous shareholders' agreement, save for any prior breach. BRiT and Benfield Holdings also agreed that a call option deed executed on 20 July 2001 would be terminated. Benfield Holdings gave undertakings to procure that (i) Bluesure complied with its obligations under a service agreement dated 20 July 2001 relating to the management of the

'Syndicate 2400', which included providing such sums as necessary for Bluesure to comply with its obligations; and (ii) that it would not take any steps to put Bluesure into liquidation or any other winding-up procedure. In relation to these arrangements, an amendment agreement to the service agreement was entered into by Bluesure and BRiT on 14 January 2003. This agreement provides for the orderly run-off of Bluesure's obligations in relation to all business entered into before 29 October 2001, which is the date when Bluesure ceased to take any new business. In particular, this agreement provides that: (i) the terms of the service agreement of 20 July 2001 would continue for the duration of the period of run-off; (ii) during the continuation of service agreement, Bluesure would continue providing BRiT (or an assignee) the services previously provided to the extent reasonably required to carry out the run-off; and (iii) the service agreement would terminate at the end of the run-off period. In consideration of the above, BRiT agreed to pay Bluesure the amount of £1,280,000.

(ii) A Sale and Purchase and Option Agreement dated 4 February 2003 made between Benfield Holdings and Mr Anthony Martin, relating to shares in Bluesure, pursuant to which Benfield Holdings transferred to Mr Martin 311,470 shares in Bluesure for £1 and Mr Martin granted a call option to Benfield Holdings to re-purchase such shares for £1, in the event that (i) the admission of Santam Limited ("Santam") as a shareholder of Bluesure was not completed by 28 February 2003, (ii) Mr Martin failed to deliver a cheque for £34,855.49 to Benfield Holdings upon signature of an agreement regulating the admission of Santam as a shareholder of Bluesure, in respect of an issue of shares in Bluesure, or (iii) the cheque from Mr Martin failed to clear following completion of Santam's admission as shareholder of Bluesure.

(iii) A Shareholders' Agreement dated 7 March 2003 made between Benfield Holdings, Santam, Mr Anthony Gerald Martin and Bluesure pursuant to which the parties regulate their relationship as joint venture partners in Bluesure. The Agreement provides that previous shareholders' agreements in respect of Bluesure are terminated and have no further force and effect except for any antecedent breach. Santam agreed to subscribe for 4,500,000 ordinary shares and to purchase 1,900,000 deferred shares from Benfield Holdings, for £4.5 million in cash to be paid in instalments in accordance with working capital needs of Bluesure, with all payments to be made by or about 31 December 2005. Pursuant to this agreement, Benfield Holdings and Mr Martin, now hold, respectively, 4,503,000 ordinary shares and 1,900,000 deferred shares, and 317,592 ordinary shares. The agreement provides that all deferred shares will be cancelled or repurchased as soon as reasonably practicable. Benfield Holdings agrees that, in the event it exercises a call option it has been granted in respect of 311,470 ordinary shares held by Mr Martin, it will direct Mr Martin to sell 155,735 shares to Santam for a price of 50p. Under this agreement, Benfield Holdings and Mr Martin give warranties to Santam, with an acknowledgement that Santam was entering into the agreement in reliance of and having been induced by the warranties; these are subject to a de minimis threshold of £150,000 and to a cap equal to the amount paid by Santam to Bluesure. The time limit for any claim by Santam is the date on which the audited accounts of Bluesure for the year ending 31 December 2003 are considered in a general meeting. In connection with these arrangements, Benfield Holdings and Bluesure entered into a term loan dated 14 March 2003, which provided for all previous inter-company advances made by Benfield Holdings to Bluesure to be reduced to £1.5 million upon Bluesure issuing 3,515,592 ordinary shares to Benfield Holdings, and under which Bluesure is able to borrow up to £1.5 million, at an interest rate of 2 per cent over LIBOR to be repaid in full on 31 December 2005. If Santam has been required to pay all of its instalments up to £4.5 million, then Benfield Holdings undertakes to waive any amount outstanding under the term loan agreement. In the event that the amounts previously lent by Benfield Holdings to Bluesure under the term loan agreement and the full subscription monies paid by Santam are insufficient to cover the working capital requirements of Bluesure, Santam and Benfield Holdings are further obliged to advance to Bluesure by way of loan or by further subscription of shares up to a maximum of £1.5 million each, any amount to be split equally, to meet those working capital needs; in the event that either party fails to advance their required share, the other party shall be entitled to advance such amount and, after three months, to call for the acquisition from other party of such shares at the price of £1 per share as may total the amount outstanding (including interest). In the event that there is a breach of the warranty stating that Bluesure has no indebtedness other than any amounts under the term loan, Benfield Holdings is obliged to take all necessary action to put Bluesure in the position it would have been had there been no such breach; if, in doing so, Benfield Holdings would incur expenditure or liabilities in excess of £4.5 million, Benfield Holdings has the option not to comply with such obligation, but to offer to purchase all of the shares owned by Santam at a price equal to the amount that Santam paid to Bluesure at that time. Either Benfield

Holdings or Santam may exercise a 'come-along' right to require all other holders of shares to sell all of their shares to a third party, at a price which is agreed between Benfield Holdings and Santam, failing which the auditors will act as experts in determining it. Shareholders will not be entitled to transfer any of their shares (save for intra-group transfers or otherwise consented in writing by the other shareholders) until 31 December 2005. In the event of a deadlock between Benfield Holdings and Santam, either party will be entitled to serve at their discretion a deadlock notice requiring the other party to sell all of its shares, with the possibility for the other party to serve a counter-notice to purchase the shares of the party serving the deadlock notice, at the price originally specified in the deadlock notice. Benfield Holdings, Santam and Mr Martin are bound by a non-compete restrictive covenant prohibiting any competition with the business of Bluesure in the United Kingdom and Ireland for a period of 12 months.

(k) Agreements relating to Benfield Premium Finance Limited:

(i) A Shareholder Agreement dated 14 May 2003 made between Benfield Holdings Limited ("Benfield Holdings"), Mr Jeff Smith ("JS"), Mr Stephen Wing ("SW"), Mr Leonard Harwood ("LH"), Barclays Bank PLC, and Benfield Premium Finance Limited ("BPF"), regulating their rights as shareholders in BPF, a joint venture company offering services in the automation and processing of personal lines insurance finance schemes. This agreement supersedes a previous shareholders' agreement dated 4 May 2001, pursuant to which Benfield Holdings had subscribed at par for 80 per cent of the ordinary share capital (800 'A' shares of £1), whereby JS and SW had subscribed at par for the remaining 20 per cent (200 'B' shares of £1), with JS holding 12 per cent and SW 8 per cent of the share capital. Under the new agreement, the existing issued and authorised share capital of £1,000 has been subdivided into 80,000 'A' shares and 20,000 'B' shares of £0.01 each and the authorised share capital has been increased to £2,000 to be divided in 160,000 'A' shares and 40,000 'B' shares. Barclays Bank PLC and Mr Harwood subscribe for 2,500 'A' shares and 500 'B' shares, respectively, whereas each of JS, SW and Benfield Holdings did not subscribe for any shares in addition to those previously held. Under the agreement, Benfield Holdings is not obliged to give any further financing to BPF, in addition to what Benfield Holdings has already provided to comply with its undertaking under the previous shareholders' agreement; still, Benfield Holdings shall consider in good faith any reasonable requests made by 'B' shareholders for the provision of working capital loans to BPF or the guarantee of third party bank loans to BPF. Under the agreement, in the event that the holders of a majority of 'A' shares find one or more purchasers willing to purchase a majority of 'A' shares, they are entitled (but not obliged) to serve notice on the other shareholders to require them to sell their shares to such purchaser, or, alternatively, if the offer is at least at a certain certified price, the other shareholders may be entitled to require that their shares be bought by such purchaser(s). The agreement provides that upon certain events of default by a shareholder (such as material breaches, insolvency or removal from directorship) the other shareholders may serve notice to purchase the defaulting shareholder's shares. The agreement contains restrictions on all shareholders as to the transfer of shares. It is further provided that LH, upon ceasing to be a director, shall be deemed to be a 'good leaver' and to have served a transfer notice in respect of his shares. In the event of death of a 'B' shareholder, his shares are to be re-designated and BPF is required to have these valued within 120 days, following which any other shareholder may give notice to acquire these within 2 years (subject to these being offered first pro-rata to other 'B' shareholders and then to 'A' shareholders); if no such notice is given, the executors of the deceased shareholder may serve notice to transfer the shares to the other shareholders.

(ii) A Receivables Securitisation Agreement dated 8 October 2002 between BPF and BG Funding No. 1 plc ("BG Funding"), as amended and restated by agreements on 4 March 2003 and 15 May 2003 (the "Receivables Securitisation Agreement"). Pursuant to this agreement BPF agrees to offer to sell and assign, from time to time, certain receivables to BG Funding, such receivables being under loans made by BPF to its customers to finance the payment of premiums under specified insurance policies. The receivables must comply with various eligibility criteria, including; that the payments are made in pounds sterling from a customer located in the United Kingdom, it was originated by BPF, it complies with the requirements of the Facility Agreement (as defined below), the relevant customer contract is regulated by the Consumer Credit Act 1974 and it is free of any encumbrances. The purchase price of the receivables to be paid by BG Funding is calculated by adding the outstanding principal amount of the advances made by BPF under the loan agreements relating to such receivables, and any broker commissions and Ventura fees unamortised in BPF's accounting records. In addition, BG Funding pays a monthly amount of deferred consideration which is an amount equal to the aggregate of all interest and payments to be paid to Barclays Bank PLC under the Facility Agreement, referred to in (viii) below.

(iii) A Servicing Agreement dated 7 October 2002 between BPF and Club 24 Limited trading as Ventura ("Ventura") (the "Servicing Agreement"). Pursuant to this agreement Ventura provides certain services to BPF in relation to the processing of insurance customer contracts regulated by the Consumer Credit Act 1974. The services provided by Ventura for BPF's customers include; telephone customer service and support, customer contract processing and correspondence, customer payment processing, processing the settlement of loan advances and commissions for insurance brokers and producing certain customer documents and records. These services are all performed in accordance with agreed service levels. There is an annual maintenance charge and various other charges which depend on the volume of usage of the services. In the event of termination of the agreement BPF shall pay to Ventura the greater of (i) six times the amount of a minimum monthly charge, or (ii) six times the average value of the monthly charge by Ventura to BPF in the three months preceding the date of termination. The agreement may be terminated by BPF within the first twelve months of the agreement (subject to payment of the termination charges referred to in the preceding sentence), by the non-breaching party in the event of a material breach of the agreement by either BPF or Ventura, or in the event of insolvency of either party. Any termination of the agreement will not affect the obligations of Ventura to perform services in respect of which it has been paid by BPF or its assignee. The agreement provides for the assignment of BPF's obligations to BG Funding. Ventura collects payments from customers in a collection account held by Ventura with Barclays Bank PLC. Monies from time to time standing to the credit of such account are held pursuant to a Declaration of Trust dated 4 March 2003 declared by Ventura in favour of BPF (the "Ventura Declaration of Trust").

(iv) A Cash and Receivables Management Agreement dated 8 October 2002 between BPF, BG Funding and Barclays Bank PLC. Pursuant to this agreement BPF provides certain cash management services to BG Funding in respect of certain bank accounts of BG Funding held with Barclays Bank PLC. These accounts are used to hold payments in respect of the receivables assigned to BG Funding by BPF pursuant to the Receivables Securitisation Agreement and relate to payments to be made under the Facility Agreement. Under this agreement BPF has agreed to act as servicer, administrator and monitor of the performance of the receivables sold and/or assigned to BG Funding pursuant to the Receivables Securitisation Agreement.

(v) A Subordinated Loan Agreement dated 8 October 2002 between BPF, BG Funding and Barclays Bank PLC. Pursuant to this agreement BPF has agreed to make a subordinated loan facility up to a maximum aggregate principal amount of £1,250,000 (one million and two hundred and fifty thousand pounds sterling) available to BG Funding. The purpose of this agreement is to provide liquidity in relation to BG Funding's obligations to Barclays Bank PLC under the Facility Agreement. BPF and BG Funding have jointly and severally covenanted with Barclays Bank PLC that all obligations from time to time outstanding under this agreement shall be subordinated to payment and discharge of all obligations of BG Funding from time to time outstanding under the Facility Agreement.

Agreements relating to the above agreements 16(k)(i) to (v) but not entered into by BPF or any other member of the Group:

(vi) A Facility Agreement dated 6 February 2002 between BG Funding and Barclays Bank PLC, as amended and restated by deeds on 4 March 2003 and 15 May 2003 (the "Facility Agreement"). Pursuant to this agreement Barclays Bank PLC has agreed to provide to BG Funding a loan facility up to a maximum aggregate principal amount of £200,000,000 (two hundred million pounds sterling). The facility is secured pursuant to a Debenture (as defined below). BG Funding is permitted under this agreement to use the facility to finance the purchase of certain loans. These are loans made by BPF to a customer, and each loan is subject to certain requirements, including; it funds an insurance policy premium, is assigned by BPF to BG Funding, is governed by an approved form of loan agreement, it is made by either an approved broker or insurer, it has a term not exceeding a year and the customer repays the loan in either ten or eleven monthly direct debit payments. BG Funding is permitted to make minimum advances of £100,000 up to an amount equal to the available facility. BG Funding agrees to repay the aggregate amount of outstanding advances together with any accrued interest (the "Loan") on the date which falls ten months after 14 May 2004 (the "Repayment Date"). BG Funding is permitted to repay the Loan in whole or in part other than on the Repayment Date, but if in part in a minimum amount of £1,000,000. There are certain draw-stop events which may restrict BG Funding's use of the facility, such events including; breaches of specified concentration limits in respect of a single insurer or broker, any broker or insurer no longer being an approved broker or insurer, breach of the small broker concentration ratio, a change of control of BPF or an event occurs which may have a material adverse effect on BG Funding's or

BPF's obligations under this agreement, the Debenture, the Ventura Declaration of Trust, the Receivables Securitisation Agreement and/or an overdraft facility agreement (together, the "Facility Documents").

(vii) A Debenture dated 8 October 2002 between BG Funding and Barclays Bank PLC, as amended and restated by a deed on 4 March 2003. Pursuant to this debenture BG Funding covenants with Barclays Bank PLC that it will pay or discharge all amounts when due and payable to Barclays Bank PLC from time to time under the Facility Agreement and otherwise. The debenture creates fixed and floating charges over various assets and rights of BG Funding, including BG Funding's rights, title and interest in; the various accounts of BG Funding held with Barclays Bank PLC in relation to the transaction, the Facility Documents and any other agreements and monies of BG Funding. BG Funding also agrees to assign, from time to time, the benefit of its rights, title and interest in the receivables and each Facility Document. The account of BG Funding held with Barclays Bank PLC that is used to collect payments relating to the receivables (the "Collections Account") has certain restrictions on payments that can be made out of such account without the approval of Barclays Bank PLC . Until payments in respect of the receivables are paid into the Collections Account, BG Funding agrees to hold such monies on trust for Barclays Bank PLC.

(l) An Agreement dated 16 June 1999 made between Doveland Services Limited ("Doveland") (as vendor), Burke Ford Insurance Group Limited (as purchaser), Swire Blanch Insurance (Holdings) Limited ("SBI(H)L") and Burke Ford (Holdings) Limited ("BF(H)") in relation to the disposal of the entire issued share capital of Swire Renshaw Limited. The total consideration was £1,800,000 plus additional consideration (defined as 42.5% of the annual fee received from Carlton Communications plc in September 1999, 200 and 2001). A full set of warranties was given by Doveland to Burke Ford including pension and taxation warranties, warranties in respect of the payment of any relevant taxation claims and that the Corporation Tax payable by Swire Renshaw Limited and its subsidiaries for the accounting period ended 31 December 1999 would not exceed £38,000 in the aggregate. The liability of Doveland in relation to the tax indemnity and warranties is limited to £3 million, subject a threshold that the aggregate liability in respect of all relevant claims (not including tax claims) exceeds £20,000, with no minimum thresholds. The time limit in the case of the claim in connection with any of the tax warranties or tax indemnity is 7 years from the date of the agreement. Other time limits were for 4 years in relation to warranties as to regulatory matters and 2 years for any other warranty, both of which periods have now expired. Doveland entered into certain restrictive covenants relating to employees, non-compete undertakings, restrictions on place of business and the use of the names "Swire Renshaw" and "Renshaw". Most restrictions are limited to a period of 5 years after date of the agreement to expire save for the specific restriction on the use of names. Doveland agreed to indemnify Burke Ford in respect of liabilities arising from pension mis-selling prior to completion. A further indemnity was given by Doveland to Burke Ford in respect of any liability arising from a legal charge over a property not having been discharged prior to completion. SBI(H)L guarantees that Doveland will perform all obligations provided in the agreement and the guarantee shall be continuing and notwithstanding any intervening liquidation of Doveland. BF(H) agreed to guarantee the obligations of Burke Ford.

(m) A Sale and Purchase Agreement dated 31 July 1998 between Benfield Holdings Limited ("Benfield Holdings"), The Benfield & Rea Investment Trust plc (now called BRiT Insurance Holdings PLC) ("BRiT") and Lennoxhurst Limited ("Lennoxhurst"), pursuant to which Benfield Holdings sold 29.99 per cent of the ordinary shares in Benfield Reinsurance Company Limited ("Benfield Reinsurance"), for a consideration of £22.5 million in cash. Lennoxhurst Limited granted a call option to BRiT over the retained shares exercisable for three years, for which BRiT paid as consideration £2.5 million to Lennoxhurst in cash. The price of the retained shares upon exercise of the call option was to be satisfied by (i) the issue to Lennoxhurst of 30,479,798 shares in BRiT (or, if agreed the issue of loan notes), (ii) the payment of deferred consideration and (iii) the payment of 70.01 per cent of the retained profit of Benfield Reinsurance from the period from completion of the agreement until the acquisition of the retained shares. The call option was exercised and the completion of the acquisition of the retained shares completed on 16 November 1999. The deferred consideration was payable in respect of the six years commencing on completion and calculated on the basis of a percentage of underwriting profits and losses for the relevant year less certain amounts. Benfield Holdings gave warranties to BRiT on completion of the agreement which also provided for an agreed tax deed pursuant to which Benfield Holdings would pay 29.99 per cent of liabilities to taxation of Benfield Reinsurance in respect of income, profits or gains before completion. Lennoxhurst gave warranties to BRiT pursuant to separate Retained Shares Warranties Deed and the option provisions provided for a tax indemnity, the Retained Shares Tax Deed, pursuant to which Lennoxhurst would pay 70.01 per cent of Benfield Reinsurance's liability to

taxation prior to completion of the acquisition of the retained shares. On the basis that the call option was exercised before the second anniversary of completion, the total liability of Benfield Holdings in respect of Relevant Claims and of Lennoxhurst in respect of all Relevant Retained Shares Claims (in each case as defined in the agreement) is limited to £75 million (i.e. the aggregate of the consideration, the option fee and £50 million) plus the value of the deferred consideration. The time limit for making claims against Benfield Holdings under its warranties, other than those relating to tax, has expired, whilst the time limit applicable to taxation claims is 31 January 2005. The time limit for making Relevant Retained Shares Claims against Lennoxhurst in relation to taxation expires in November 2006 and the time limit for making other such claims has expired. In the agreement Benfield Holdings and Lennoxhurst gave non-compete undertakings, including non-solicitation and non-disclosure undertakings, and an undertaking not to become a controller of any insurance undertaking, which have expired. Benfield Holdings further guaranteed all of the obligations of Lennoxhurst in respect of the tax deed, the Retained Shares Tax Deed and the Retained Shares Warranties Deed. Lennoxhurst agreed not to dispose of any of the option consideration shares in BRiT for three years and not more than 25 per cent of such shares in each subsequent period of 12 months without the prior consent of BRiT. By way of a deed of release and amendment dated 3 May 2002, the parties agreed that BRiT's obligation to pay deferred consideration under the agreement was released by payment to Lennoxhurst of the proceeds of a placing of BRiT's shares equalling £3.5 million. Furthermore BRiT gave consent to disposals of BRiT shares held by Benfield Holdings and Lennoxhurst.

(n) An Agreement dated 9 July 1998 between Benfield Holdings Limited ("Benfield Holdings"), Mr Mark Birrell, Mr Hugh Armytage and Mr Peter Myrtle (together the "managers"), regulating their respective subscription in shares in a joint venture company to be named Benfield Greig Interactive Limited ("BGIL"), which would provide internet software services to the insurance industry. Pursuant to this agreement Benfield Holdings subscribed for 101 'A' ordinary shares whilst the managers subscribed in aggregate for 100 'B' ordinary shares. A variation and restatement of this first shareholders' agreement was signed on 14 October 1999, pursuant to which the share capital of BGIL (to be then named 'Wildnet New Media Group Limited') was re-structured, providing that Benfield Holdings (in addition to holding 100% of 'A' ordinary shares) would further subscribe for 640,000 preference shares (at a price of £640,000), whilst two further individuals, Mr Louis Boullion and Mr Mark Tillbrook, would acquire 5 'B' shares each from Mr Armytage, whose remaining shares had been re-classified as 'C' shares. It was further provided that Benfield Holdings would provide working capital by way of interest free loans in accordance with Wildnet's financial plans, for a period of 3 years. It was also provided in the agreement that the 'B' and 'C' shareholders could jointly (but not severally) serve an 'exchange notice' binding Benfield Holdings to acquire their respective shares, at a price based on an agreed formula, with Benfield Holdings then able to elect whether to satisfy the consideration by issuing new Benfield Holdings shares, by paying cash or by a combination of both. Benfield Holdings can on its part serve a notice after 30 June 2003. To date, three separate sale and purchase agreements dated 13 January 2002, 17 January 2002 and 10 May 2002, have been executed, pursuant to which Benfield Holdings has acquired all of the shares held by Messrs. Boullion, Myrtle and Armytage. Messrs. Birrell and Tillbrook still retain their respective shareholdings.

(o) A Shareholders' Agreement dated 21 July 1997 made between Benfield Holdings Limited ("Benfield Holdings") and John Postlethwaite, pursuant to which Benfield Holdings was to invest £1,250,000, by way of subscription of 50 per cent of the ordinary share capital (classified 'A' shares) and 100% of the preference share capital, whilst Postlethwaite would subscribe for 50% of the ordinary share capital (classified 'B' shares) of Benfield Sports International Limited ("BSI"), a joint venture company in the sports marketing, sponsorship and event organising business. Messrs Anthony Mulderry and Russell Murphy then acquired 'B' shares from Mr Postlethwaite who has however retained the majority of 'B' shares. Benfield Holdings has the right to request discussions in good faith to exchange the shares held by 'B' shareholders with new Benfield Holdings shares, upon service of a notice during the first six months in 2002, 2003 or 2004, with a price negotiated on an agreed formula linked to BSI's profits results; there is however no obligation on either party for the exchange to take place. Non-compete and non-solicitation restrictive covenants are imposed on all shareholders, for the duration of the agreement and one year post termination (and up to two years post-termination where an exchange of shares has taken place) unless potentially competing opportunities are not notified to the board and the board deems these not to be appropriate for exploitation or fails to respond within 30 days. The agreement provides that, in the event that no exchange has taken place before 30 June 2004, the shareholders are required to seek a flotation of BSI's shares, and if Benfield Holdings fails to take the necessary action to enable a flotation, Postlethwaite and the other employees holding 'B' shares will be released from existing restrictive covenants and able to terminate their employment on one month's notice. The agreement formally

provides that are no further financing obligations (by way of guarantee, loan, share capital or otherwise) on BSI's shareholders including Benfield Holdings. The articles of association of BSI provide that in the event there is a change of control in Benfield Holdings, Benfield Holdings shall be deemed to have given a transfer notice in respect of all its shares to Mr Postlethwaite and other 'B' shareholders who shall then be entitled to acquire all of Benfield Holdings' shareholding in BSI, at a fair value to be assessed by appointed auditors. Under the articles, "change of control" is defined as "the transfer of existing shares or issue of new shares in the capital of Benfield Holdings which results in a party who presently does not own shares in Benfield Holdings beneficially holding more than 50 per cent of the issued shares in Benfield Holdings".

(p) By a letter dated 3 January 2001, Barclays Bank PLC agreed with Benfield Holdings Limited ("Benfield Holdings") to provide an overdraft facility of up to £4.5 million to eligible employees to enable them to exercise options under the 1998 Share Option Scheme. Under this letter, Benfield Holdings provided a guarantee of all obligations under the overdraft facility letter including the obligations of each eligible employee to repay any amount advanced to it by Barclays Bank PLC in accordance with the overdraft facility letter and agreed to provide cash collateral for all outstanding indebtedness under the overdraft facility letter. Benfield Holdings also agreed to indemnify Barclays Bank PLC for any loss, liability, damage, costs or expenses incurred as a result of providing the overdraft facility or any loans to eligible employees. Default interest is 0.30 per cent above the base rate of Barclays Bank PLC from time to time. Benfield Holdings has agreed to pay Barclays Bank PLC a non-utilisation fee of 0.10 per cent per annum quarterly in arrears on the undrawn portion of the overdraft facility. The overdraft facility is for 364 days which may be renewed at the option of Barclays Bank PLC and on any renewal, a fee of 0.05 per cent of the commitment is payable. Benfield Holdings may not transfer its rights and/or obligations under the overdraft facility letter. Barclays Bank PLC may transfer its rights and/or obligations to a third party.

(q) Interest rate swap and collar arrangements:

(i) Benfield Holdings Limited ("Benfield Holdings") entered into an interest rate swap confirmation dated 31 May 2001 with Barclays Capital which confirmed the terms of an interest rate swap between the parties dated 29 May 2001 and provided that the terms of the transaction will be governed by a 1992 ISDA Master Agreement governed by English law. The confirmation relates to interest fixed at 5.685% for notional amounts of £22,887,324, £20,140,845 and £17,394,366. The 1992 ISDA Master Agreement sets out market standard terms on which such swaps may be entered into.

(ii) Benfield Holdings entered into an interest rate swap confirmation dated 1 June 2001 with Barclays Capital which confirmed the terms of an interest rate swap between the parties dated 29 May 2001 and that the terms of the transaction will be governed by a 1992 ISDA Master Agreement governed by New York law. The confirmation relates to interest fixed at 5.15 per cent per annum on notional amounts of US$125 million, US$110 million and US$95 million.

(iii) Benfield Holdings entered into an interest rate collar confirmation dated 31 May 2001 with Barclays Capital which confirmed the terms of an interest rate collar transaction between the parties dated 29 May 2001 provides that the terms of the transactions will be governed by a 1992 ISDA Master Agreement governed by English law. The confirmation provides for a floor rate at 4.5 per cent per annum and a cap rate of 7.0 per cent per annum on notional amounts of £9,154,930, £8,056,338 and £6,457,747.

(iv) Benfield Holdings entered into an interest rate collar confirmation dated 1 June 2001 with Barclays Capital which confirmed the terms of an interest rate collar transaction between the parties dated 29 May 2001 and which provides that the terms of the transactions will be governed by a 1992 ISDA Master Agreement governed by English law. The confirmation provides for a floor rate at 3.5% per annum and a cap rate of 7.0 per cent per annum on notional amounts of US$50 million, US$44 million and US$38 million.

(r) On 9 June 1999, Benfield Holdings Limited ("Benfield Holdings") for it and certain of its subsidiaries entered into a loan facility agreement to provide a loan facility to Abacus Corporate Trustee Limited, under which Benfield Holdings for itself and its subsidiaries agreed to lend Abacus up to £20 million (interest free) to enable it to acquire shares in Benfield Holdings to hold on trust for the employees of Benfield Holdings or its subsidiaries. The loan or loans are repayable on 30 days notice from Benfield Holdings but only to the extent that Abacus has net assets to meet such demand. No interest, royalty or commission is payable to Benfield Holdings or its subsidiaries for providing the loan facility to Abacus.

(s) A Software Licence, Maintenance and Development and Support Agreement dated 6 June 2003 between Trace Isys Limited ("Trace"), the Company and Benfield Holdings Limited ("Benfield Holdings") relating to the licensing of the Twins software ("Software") and provision of facilities management, maintenance and development services. A variety of different licence grants are stipulated as follows: (i) an irrevocable perpetual royalty free world-wide non-exclusive licence to use the Software internally; (ii) an exclusive royalty free world-wide licence to use the Software to provide a bureau service to the Company's customers; and (iii) a right to grant Inreon Limited a non-sub-licensable non-exclusive non-transferrable royalty free world-wide licence to use the software for the purposes set out in an agreement between Wildnet Group Limited and Inreon Limited dated 24 December 2002. Under the agreement, Trace granted intellectual property indemnities and warranties. The licensing fee is £1.6 million of which £600,000 is acknowledged as paid and £1.0 million remains to be paid over the next four years. A variety of annual fees are required for facility management and maintenance services totalling £448,117.50. Further annual licensing fees relating to minor territories and triggered by commencement of use are also stipulated. The annual fees can be increased in accordance with the Retail Price Index plus 2% annually. Under the agreement, the parties agree that if a third party acquires 50% or more of the share capital of the Company, or if the Company acquires 50% or more of the share capital of a third party, and that would result in an increase in the number of users of the software by 50 or more, then there will be a renegotiation of fees. Under the agreement, the Company may terminate the licence without cause on three months notice and may terminate the agreement as a whole on twelve months notice; on its part, Trace may terminate the licence without cause on three months notice, no earlier than 31 December 2006. The liability of both parties is capped at £2m and indirect and consequential loss is excluded.

(t) Agreements relating to Montpelier Re Holdings Ltd:

(i) A Subscription Agreement dated 6 December 2001 between Benfield Holdings Limited ("Benfield Holdings") and Montpelier Re Holdings Ltd ("Montpelier") pursuant to which Benfield Holdings acquired 250,000 common shares, approximately 2.9% of the initial share capital of Montpelier, for an aggregate purchase price of $25 million.

(ii) A Warrant Issuance Agreement dated 6 December 2001 pursuant to which Benfield Holdings was issued a warrant to acquire 398,544 additional common shares representing approximately 4.6% of the share capital of Montpelier on an undiluted basis at the initial subscription price. The warrant expires on the tenth anniversary of its issuance.

(iii) A Shareholders' Agreement dated 12 December 2001 among Benfield Holdings, Montpelier, and White Mountains Insurance Group Limited. Most of the provisions of the Shareholders' Agreement have terminated as a consequence of Montpelier's October 2002 initial public offering (the "Montpelier IPO"). The surviving portions of the Shareholders' Agreement provide that each shareholder party thereto, including Benfield Holdings, (i) has certain non-competition and non-disclosure obligations with respect to Montpelier for an indefinite period of time, (ii) until 18 months after the Montpelier IPO, is required to ensure that any transferee of shares (or warrants) agrees to be bound by the Shareholders' Agreement, (iii) until 18 months after the Montpelier IPO, is entitled to certain tag-along rights with respect to sales of 20% or more of the common shares by one or more other parties to the Shareholders' Agreement, and (iv) is entitled to certain registration rights with respect to their shares (and any warrants they may hold). In addition, under the Shareholders' Agreement, Montpelier is generally restricted from entering into transactions with affiliates unless approved by a majority vote of disinterested directors; however, transactions with Benfield Holdings and its affiliates are specifically excluded from the scope of this provision. This restriction on affiliate transactions survives the Montpelier IPO until such time as less than 50 per cent of Montpelier's common shares are held by parties to the Shareholders' Agreement.

(u) An Agreement for Purchase of Shares dated 29 December 1999 among Benfield Greig (Holdings), Inc., Benfield Holdings Limited ("Benfield Holdings"), Employers Reinsurance Corporation ("ERC") and its affiliate Westport Insurance Corporation ("Westport") pursuant to which Benfield Greig (Holdings), Inc. acquired all the issued and outstanding membership interests in Bates Turner Intermediaries LLC ("Bates Turner") for consideration consisting of: (i) $22,110,000 4% redeemable debentures due 24 December 2004 ($22,107,789 to ERC and $2,211 to Westport); and (ii) 3 million ordinary shares of Benfield Holdings (2,999,700 to ERC and 300 to Westport). The Agreement provided also for additional cash consideration calculated using a specified formula related to the price of ordinary shares in Benfield Holdings. No additional consideration was payable. At the request of ERC and Westport, both debentures were redeemed on 30 September 2001 for an aggregate amount of $25,642,615.41 comprising (i) $22,110,000 principal, (ii) $3,316,500 in redemption premium, and (iii) $216,115.41 in

accrued interest. A further payment was made of $15,200 in additional interest. Benfield Holdings and Benfield Greig (Holdings), Inc. agreed to indemnify ERC and Westport against claims asserted by employees in relation to the transaction. ERC agreed to guarantee that, for the period 1 January 2000 to 1 January 2005, it would continue to provide Bates Turner and any affiliate of Benfield Holdings and Benfield Greig (Holdings), Inc., which is a transferee of the membership interests or assets of Bates Turner, with reinsurance business generating minimum revenues of $9 million for each calendar year. ERC agreed to make up for any shortfall the following calendar year and to indemnify Bates Turner for any unremedied losses in connection with a shortfall. The guarantee is terminable if (i) the assets of Benfield Holdings are acquired by a top five global competitor reinsurance company, or (ii) Benfield Holdings sells substantially all of its operations in the United States to a third party, other than an affiliate, which is a competitor to ERC in reinsurance business in the United States. Effective on 31 January 2002, Bates Turner was merged into and with Benfield Inc., with Benfield Inc. as the surviving corporation.

(v) Agreements relating to RMS catastrophe modeling software:

(i) An Agreement for the Sale of Assets dated 28 February 2002 among Risk Management Solutions, Inc. ("RMS"), Benfield Holdings, Inc., K2, Blanch Catastrophe Services, Inc. ("BCS") and Benfield Holdings Limited ("Benfield Holdings") pursuant to which substantially all of the assets of K2 and BCS, including all assets necessary to permit the natural-hazard catastrophe-modeling software programs to function and operate including Catalyst modeling software, were transferred to RMS for a total consideration of $5 million. K2, BCS and Benfield Holdings, Inc. agreed to jointly and severally indemnify RMS and its affiliates against losses relating to: (i) breach by them of any representation or warranty; (ii) non-compliance by K2, BCS, Benfield Holdings, Inc. or Benfield Holdings of any covenants or contemplated agreements; (iii) any third party claim; or (iv) retained liabilities relating to pre-closing events. Other than claims resulting from third party claims or retained liabilities, all recoveries by RMS and affiliates are limited in the aggregate to the purchase price amount. The representations, warranties, covenants and agreements contained in the Agreement expire four years from closing. Other than use contemplated by the Software Sublicense and Services Agreement summarised below, Benfield Holdings Inc., RMS and BCS agreed not to use the Catalyst trademark to market or develop any catastrophe models that are competitive with the models transferred to RMS.

(ii) A Software Sub-Licence and Maintenance Agreement dated 28 February 2002 between Benfield Inc. and RMS pursuant to which Benfield Inc. agreed to transition its existing Catalyst end-user licensees to RMS' RiskLink modeling software and RMS granted a licence to Benfield Inc. for the Catalyst software in order to facilitate this transition. The licence is terminable on (i) a transfer of Benfield Inc.'s interest in the Agreement; (ii) a merger or acquisition affecting Benfield Inc.; or (iii) a transfer of more than 50% of the stock or other equity interests having voting or other rights to direct the management of Benfield Inc.

(iii) A Premier Software Licence and Services Agreement dated 28 February 2002 between Benfield Inc. and RMS, pursuant to which, in exchange for the sale of the assets to RMS, RMS agreed to licence software in connection with RMS' natural hazard catastrophe models to Benfield Inc. and Benfield Holdings and to various affiliates for an initial term of four years, with automatic one-year renewals. The parties may terminate the licence upon written notice at least 90 days before the end of the then-current term, in which case Benfield Inc. and Benfield Holdings may continue to use the software for the following two years. RMS receives a royalty of $2.5 million in the first year, with 10% increases in each succeeding year. The Agreement is terminable on (i) a transfer of Benfield Inc. or Benfield Holdings interest in the Agreement; (ii) a merger or acquisition affecting Benfield Inc. or Benfield Holdings, other than among affiliates; or (iii) a transfer of more than 50% of the stock or other equity interests having voting or other rights to direct the management of Benfield Inc. and Benfield Holdings, excluding a public offering that does not result in a material change in the management of Benfield Inc. or Benfield Holdings. The Agreement prohibits Benfield Inc., Benfield Holdings and specified affiliates from performing any outsourced underwriting for any insurer or reinsurer except in limited circumstances in connection with the RMS system and until 28 February 2003, in connection with the investment in Montpelier Re.

(iv) A Non-Competition Agreement dated 28 February 2003 between Benfield Holdings, Benfield Holdings, Inc., BCS, K2 and RMS pursuant to which Benfield Holdings, Benfield Holdings, Inc., BCS and K2 agreed not to, directly or indirectly, develop or licence natural-hazard catastrophe modeling software products that compete with RMS Models worldwide, except for models used for the purpose of generating analysis on behalf of clients, until February 2006.

(w) An Agreement for the Sale of Assets dated 27 September 2000 between Crawley Warren (U.S.A), Inc., EW Blanch Insurance Services, Inc. and BW Ventures Limited ("BW") pursuant to which Crawley Warren (U.S.A), Inc. sold the shares of common stock that it held in Crawley Warren Insurance Services, Inc. for a total consideration of $6,759. Crawley Warren (U.S.A), Inc. and EW Blanch Insurance Services, Inc. jointly and severally agreed to indemnify BW against losses arising from: (i) breach by them of warranties, covenants and agreements in the Agreement; (ii) pre-closing liabilities other than those on the closing balance sheet; and (iii) errors and omissions claims arising from acts or omissions of Crawley Warren (U.S.A.), Inc. and its affiliates.

(x) An Agreement for the Sale of Assets dated 31 July 2000 among International Accident Facilities, Inc. ("IAF"), Benfield Holdings, Inc. and Greenwood International Insurance Services, Inc. ("Greenwood") pursuant to which IAF transferred its assets to Greenwood for a total consideration of $225,000. Retained liabilities included: (i) any liabilities which may arise due to termination of any IAF employees following consummation of the transactions contemplated by the agreement; and (ii) all liabilities incurred or applicable to, or arising out of, the business operations of IAF prior to 31 July 2000. IAF and Benfield Holdings, Inc. agreed to indemnify Greenwood for losses arising out of: (i) all errors and omissions claims with respect to acts or omissions of IAF prior to closing; (ii) the operation and conduct of IAF's business prior to or following closing; (iii) any liabilities and obligations of IAF not expressly assumed by Greenwood; and (iv) any breach by IAF or Benfield Holdings Inc. of any representations, warranties, agreements or covenants made in the Agreement. The indemnity is limited to the amount of consideration and the amount of reinsurance brokerage commission paid to Benfield Holdings, Inc. by Blanch Crawley Warren Limited pursuant to a proposed reinsurance brokerage commission agreement. For a period of five years after 31 July 2000, IAF and Benfield Holdings, Inc. agreed to maintain errors and omissions insurance policies providing for limits per claim and in the aggregate equal up to the maximum indemnification amount set forth in the Agreement, or in lieu thereof, to purchase a run-off or tail endorsement, extending the period within which claims may be made for acts or omissions pertaining to the transferred accounts and occurring prior to 31 July 2000 and providing for the above stated limits of liability. For a period of three years from closing, neither IAF or Benfield Holdings Inc. may solicit business from the accounts that were transferred to Greenwood. Greenwood agreed to enter into a reinsurance brokerage commission agreement with Blanch Crawley Warren Limited, pursuant to which Greenwood agreed to pay to Blanch Crawley Warren Limited, until 31 December 2003, a minimum of $1 million in reinsurance brokerage commissions received by Greenwood on account of group medical reinsurance and personal accident reinsurance underwritten for the transferred accounts. Greenwood must make any balancing payment prior to 31 March 2004. The agreement is terminable if Greenwood paid more than $1,219,530 prior to 31 December 2002.

(y) An Agreement for the Sale of Shares dated 31 July 2000 between Benfield Greig (Holdings) Limited and Acceptance Insurance Services, Inc. ("AIS") pursuant to which Benfield Greig (Holdings) Limited transferred 2,500, or 50%, of the issued and outstanding common shares of Redland Specialty Underwriters, Inc. ("Redlands") to AIS for a cash amount of $164,563.12 that was equivalent to 50% of Redland's equity as reflected in its financial statements dated 30 June 2000. Benfield Greig (Holdings) Limited agreed to indemnify AIS for any losses resulting from any breach by Benfield Greig (Holdings) Limited of any representations, warranties, covenants or agreements contained in the Agreement. Representations and warranties survive for a period of three years from closing.

(z) An Agreement for the Sale of Shares dated 30 June 2000 between E.W. Blanch Insurance Services, Inc. and Glenn W. Clark pursuant to which E.W. Blanch Insurance Services, Inc. sold 90% of the outstanding shares of Rockwood Programs, Inc. ("Rockwood") to Glenn W. Clark and a further Agreement dated 22 December 2000 for the sale of 10% for an aggregate consideration of $2,500,000. E.W. Blanch Insurance Services, Inc. agreed to indemnify Glenn W. Clark for: (i) losses in connection with E.W. Blanch Insurance Services, Inc.'s ownership or operation of Rockwood prior to closing, whether or not such losses occurred prior to or subsequent to closing, other than losses that occurred as a result of Glenn W. Clark operating Rockwood prior to the purchase of the shares; or (ii) any breach by E.W. Blanch Insurance Services, Inc. of its representations or warranties contained in the Agreement.

(aa) An Agreement for the Sale of Shares dated 30 June 2000 among Crawley Warren (U.S.A.), Inc., Benfield Holdings, Inc. and Derek D. Cox pursuant to which Crawley Warren (U.S.A.), Inc transferred all the issued and outstanding shares in Cox Insurance Group, Inc. ("Cox Insurance") to Derek D. Cox for consideration of $1,250,000 and certain additional contingent payments. Pursuant to an amendment agreement, Benfield Holdings Inc. agreed to release Cox from his obligation under the Sale Agreement to make future contingent payments in consideration for the payment by Cox to Benfield Holdings Inc. of

$250,000. Pursuant to the Sale Agreement, Benfield Holdings, Inc. and Crawley Warren (U.S.A.), Inc. agreed to indemnify Cox Insurance and Mr. Cox for losses arising out of: (i) any breach by them of representations, warranties, covenants, or agreements in the Agreement; and (ii) any liability of Cox Insurance that is not shown or is in excess of amounts shown or reserved for on the balance sheets. The representations and warranties survive for a period of three years, except for the following, which survive indefinitely: (i) organisation and capital structure; (ii) title to shares; (iii) subsidiaries and investments; (iv) articles of incorporation and by-laws; (v) valid and binding agreement; (vi) no violation; and (vii) consents and approvals. Tax representations survive for the relevant statute of limitation period. For a period of three years following closing, Benfield Holdings, Inc. and Crawley Warren (U.S.A) Inc. agreed not to be involved in any business within the United States which is similar to or competes with the business of a managing general underwriter in medical stop-loss insurance.

(ab) An Agreement for the Sale of Shares dated 2 June 1998 and amended on 13 July 1999 among Benfield Holdings, Inc., E.W. Blanch Insurance Services, Inc. and Global Partners (Texas) Holdings, Inc. ("SGP Holdings") pursuant to which E.W. Blanch Insurance Services, Inc. transferred all the issued and outstanding capital stock of Blanch Insurance Services, Inc ("BIS") to SGP Holdings for consideration of the following: (i) $2,500,000 million in cash; (ii) an SGP Holdings promissory note for $4,500,000 issued to Benfield Holdings, Inc., of which as at 31 December 2002 an amount of $1,368,068 in principal plus interest was outstanding; (iii) 750,000 shares of the common stock of Summit Global Partners, Inc. ("Summit"), the parent company of SGP Holdings, issued to Benfield Holdings, Inc.; and (iv) 75,000 warrants of Summit issued to Benfield Holdings, Inc. representing a right to buy Summit shares at $4.00 per share. SGP Holdings made an additional payment of $277,277 plus interest pursuant to a purchase price adjustment provision. As a result of a purchase price adjustment provision set forth in the Agreement, the purchase price and the principal amount of the SGP Holdings Promissory Note were reduced by $600,000. Benfield Holdings, Inc. and E.W. Blanch Insurance Services, Inc. agreed to indemnify SGP Holdings, Summit and various affiliates for losses arising out of (i) a breach or default by BIS or Benfield Holdings, Inc. and E.W. Blanch Insurance Services, Inc. of any representations or warranties, covenants agreements in the Agreement and related agreements; (ii) claims and proceedings pending or threatened against Benfield Holdings, Inc. and E.W. Blanch Insurance Services, Inc.; and (iii) existing claims against Benfield Holdings, Inc. and E.W. Blanch Insurance Services, Inc. An amendment dated 13 July 1999 confirms that a deductible of $75,000 has been exhausted and no longer applies. However, there is a further deductible of $50,000 in respect of claims resulting from specified pending or threatened litigation. The limitation period for general claims has expired although there is no limitation period for taxation liabilities and certain other representations and warranties.

A further Agreement dated 2 June 1998 between Blanch Wholesale Insurance Services, Inc. ("Blanch Wholesale"), BIS and Vista Wholesale Insurance Group, Inc. ("Vista") pursuant to which Blanch Wholesale transferred to BIS and Vista its rights to certain assets and contracts. BIS and Vista agreed to assume certain obligations of Blanch Wholesale. Blanch Wholesale agreed to indemnify BIS and Vista from losses resulting from any breach by Blanch Wholesale of any covenants or warranties contained in the Agreement.

(ac) A Shareholders' Agreement dated 28 January 1994 and amended thereafter, the fifth and latest amendment agreement dated 14 April 2001, between Crawley Warren (U.S.A.), Inc. and Frank Crystal & Co. in connection with International Space Brokers, Inc. ("ISB"). The Agreement states that the authorised capital stock of ISB comprises 30,000 shares of voting common stock and 5,295 shares of restricted, non-voting stock and that Crawley Warren (U.S.A.), Inc. and Frank Crystal & Co. each hold 15,000 shares of voting common stock. The Agreement provides each shareholder with a call option over the shares held by the other shareholder, at a price equal to their fair market value, on a change of control of such other shareholder. The definition of change of control includes a merger or acquisition resulting in a change of control of more than 50% of the voting stock of an entity holding indirectly 50% of a shareholder of ISB. Mergers with, or an acquisition by, an affiliate of Benfield Holdings Limited are exempt. Each shareholder has a pre-emption right over the shares held by the other shareholder prior to third party transfers. The Agreement is terminable (i) with consent of Crawley Warren (U.S.A.), Inc. and Frank Crystal & Co holding not less than 100% of the outstanding shares; (ii) when Crawley Warren (U.S.A.), Inc. and Frank Crystal & Co cease to hold more than 50% of the shares issued and outstanding; and (iii) automatically on 5 March 2011. The Agreement provides that each of Crawley Warren (U.S.A.), Inc. and Frank Crystal & Co shall be entitled, for so long as it owns one third or more of the voting stock of ISB, to designate two directors and to jointly designate one director.

17. SIGNIFICANT SUBSIDIARIES AND OTHER UNDERTAKINGS

The Company acts as the holding company of the Group, the principal activities of which are the provision of reinsurance intermediary, risk advisory and related services. The Company holds (directly or indirectly) on a long term basis interests in the capital of the following undertakings, being those which are considered by the Company to be likely to have a significant effect on the assessment of the Company's assets and liabilities, financial position or profits and losses of the Company. Save as noted below, each of these companies is a wholly-owned subsidiary of the Group and the issued share capital is fully paid. Unless otherwise stated, the registered office of all of the following is 55 Bishopsgate, London:

Name	Country of incorporation	Principal activity	Issued share capital	Interest in share capital
Benfield Holdings Limited	England & Wales	Holding company	141,173,300 ordinary shares of one penny each, of which 375,000 are partly paid.	100%
Greig Fester Group Limited	England & Wales	Intermediate holding company	486,159,744 ordinary shares of one penny each	100%
Benfield Limited	England & Wales	Reinsurance intermediary	3,000,000 ordinary shares of one pound each	100%
Benfield Greig Holdings Limited	England & Wales	Intermediate holding company	80,682,380 ordinary shares of one pound each; 10,000 preference shares of one pound each	100%
EW Blanch Holdings Limited	England & Wales	Intermediate holding company	16,400,000 ordinary shares of one pound each	100%
EW Blanch Limited	England & Wales	Intermediate holding company	61,750,002 ordinary shares of one pound each	100%
EW Blanch Investments Limited	England & Wales	Intermediate holding company	402,792 ordinary shares of one pound each	100%
EWB Consulting Holdings Limited	England & Wales	Intermediate holding company	20,000 ordinary 'A' shares of ten pounds each; 25,000 ordinary 'B' shares of one penny each; 75,000 ordinary 'C' shares of one penny each	100%
Orbit Benefits Limited	England & Wales	Provision of financial services	551,000 ordinary shares of one pound each, 2,500,000 preference shares of one pound each	100%(4)
Benfield Greig (Holdings), Inc.(1)	New York, USA	Intermediate holding company	1,450 common stock of nil par value; 43,000 preferred common stock of $100 each	100%
Benfield Holdings, Inc.(1)	Delaware, USA	Intermediate holding company	100 common stock of one cent each	100%

Name	Country of incorporation	Principal activity	Issued share capital	Interest in share capital
Benfield Inc.[1]	Delaware, USA	Reinsurance intermediary	10 common stock of one cent each	100%
Benfield Australia (Pty) Limited[2]	Australia	Reinsurance intermediary	1 Class A share; 5,001 ordinary shares	100%
Benfield Greig Paris SA[3]	France	Reinsurance intermediary	99,286 shares	99.996%
Greig Fester SNC (France)[3]	France	Intermediate holding entity	100 shares	100%

(1) Corporate headquarters: 3600 West 80th Street, Minneapolis, MN 55431.
(2) Registered Office: Level 22, Westpac Plaza, 60 Margaret Street, Sydney, Australia, NSW 2000
(3) Registered Office: 16 rue Ballu, 75009, Paris, France
(4) Options over 20% of share capital held by management

In addition, the Company also holds ten per cent or more capital of the following undertakings excluding those which the Company considers are of negligible importance for the purpose of enabling investors and their advisers to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Company or the Group and of the rights attaching to the Common Shares:

Name	Proportion of capital held
Wildnet Group Limited[1]	78%[4]
Wildnet LLC	78%
Benfield Premium Finance Limited[1]	78%[5]
Benfield Advisory Holdings Limited[1]	100%
Benfield Advisory Limited[1]	100%
Benfield Greig Asset Management Limited[1]	100%
Iuesure Limited[1]	48%[6]
Benfield Sports International Limited[2]	50%
Catixl Limited[1]	100%[8]
Commission Freedom Holdings Limited[1]	15%[7]
Orbit Protection Limited	100%
Paragon Strategic Solutions, Inc. (formerly known as Paragon Reinsurance Risk Management Inc.)[3]	100%
Paragon Asset Recovery Services, Inc. (formerly known as JD Warren Incorporated)[3]	100%
Unisure Inc.[3]	100%
International Space Brokers, Inc.	50%
Ward North America, Inc.	20%
Equity Partnership Limited	20%
International Catastrophe Managers LLC	20%
Catastrophe Risk Exchange Inc.	50%
Benfield Greig Argentina SA	100%
Benfield Asia Pte. Limited	100%
Benfield Greig Bratislava s.r.o.	100%
Benfield Greig do Brasil Ltda.	100%
Benfield Greig Canada Limited	100%
Benfield Greig Corredores de Reasseguros Ltda	90%
Benfield Iberica SA	100%
Benfield Greig (Mexico) SA de CV	100%
Benfield Munchen GmbH	100%
Benfield (New Zealand) Limited	100%
Benfield Greig Praha a.s.	100%
Benfield (South Africa) (Proprietary) Limited	100%
MSTC Benfield Greig Corredores de Seguros Ltda.	100%

(1) Registered office: 55 Bishopsgate, London EC2N 3BD.
(2) Registered office: Verney House, Hollywood Road, London SW10 9HS.

(3) Corporate headquarters: 3600 West 80th Street, Minneapolis, MN 55431.
(4) Holding comprises 100% of each of the issued A ordinary, C ordinary and convertible cumulative redeemable preference shares, together with 50% of the issued B ordinary shares; remaining B ordinary shares held by management.
(5) Holding comprises 96.97% of the issued A ordinary shares.
(6) Holding comprises 100% of the issued A ordinary shares, 50% of the issued deferred shares and 0.94% of the issued ordinary shares.
(7) Holding comprises 15% of the issued ordinary shares and 100% of each of the issued Preference A shares and Preference B shares, which if converted increase total holding to 80%.
(8) Share warrants in respect of 40% of share capital held by management.

18. SUMMARY OF MAIN INVESTMENTS

The following are summaries of the main investments (including shares) made by the Group or by Blanch and acquired as part of the acquisition of Blanch during the period since 1 January 2000:

Undertaking	Business	Description	Cost (millions)
Montpelier Re Holdings Limited	Insurance and reinsurance company	approximately 6%(1)	$25.0
E.W. Blanch (Holdings) Inc.	US-based reinsurance intermediary	100% of outstanding common shares	$188.1
Benfield Premium Finance Limited	Insurance premium finance	78% of outstanding voting shares	£4.6
Commission Freedom Holdings Limited	Personal finance advisory intermediary services	15% of the issued ordinary shares; 100% of the Preference A shares and Preference B shares	£4.6(2)
Bluesure Limited.	Personal lines insurance broker	48% of outstanding voting shares	£11.6

(1) Holding comprises 1,500,000 common shares and warrants to acquire 2,391,264 common shares.
(2) Includes investment in Commission Freedom Holdings Limited and its subsidiary company Commission Freedom Limited.

On 6 June 2003 Montpelier Re Holdings Limited ("Montpelier Re") announced that it had filed a registration statement, having received notices from shareholders under the Shareholders Agreement referred to at paragraph 16(t) of this Part X requesting registration of a portion of their outstanding common shares in Montpelier Re. Under the Shareholders Agreement noted above, Benfield Holdings Limited is entitled to participate in the requested registration and has elected to sell up to its entire holding of 1,500,000 common shares in Montpelier Re. The proposed sale, and the proceeds which Benfield Holdings Limited will derive from it, is subject to market conditions. In addition, the sale will be subject to the terms of the Shareholders Agreement, which includes provision for a possible "cut-back" of common shares which may be sold.

19. PROPERTY

19.1 The Group owns one freehold property and holds leases in respect of seven properties in the United Kingdom. The Group holds 17 leases in the United States and interests in various properties in other countries. The Group has the following principal establishments:

Property Address	Current Use	Description and Tenure	Building / site area sq. ft.	Current Rent
55 Bishopsgate, London, EC2N 3BD (basement, Ground, 3rd, 4th, 5th and 6th floors)	Head Office	Leasehold (5 separate leases, 2 expiring on 24 March 2011 with breaks on 24 January 2008 and 2 expiring on 24 March 2016 with breaks on 24 March 2011, 1 expiring on 24 March 2016 with no break)	101,184	£5,546,876 per annum in aggregate
America House, 2 America Square, London (basement, 3rd, 5th and 6th floors)	Office	Leasehold (3 separate leases expiring on 25 March 2016, 21 December 2015 (with breaks on 25 December 2005 and 25 December 2010) and 28 September 2003). Break notice served in respect of basement and 6th floor effective June 2003	9,492	£261,373 per annum in aggregate
Nyala Farms, Westport, Connecticut	US Headquarters	Leasehold for a term expiring on 30 September 2012. Tenant has a 5-year renewal option	38,260	$124,345 per month
3600 West 80th Street, Minneapolis, MN	US operational centre	Leasehold for a term expiring on 31 May 2009	78,194	$75,324 per month
One Lincoln Plaza, 500 N. Akard, Dallas, TX (Floors 37, 43, 44 and 45)		Leasehold for a term expiring on 31 March 2008. Tenant has a 5-year renewal option	97,822 (Floors 43, 44 and 45, 71,646 sq. ft. sub-leased to Ensco International Incorporated)	$146,733 per month until May 2003. $163,036.67 per month thereafter.

20. LITIGATION

(a) E.W. Blanch Holdings securities class action

A shareholder class action suit was brought on behalf of certain of the public shareholders in Blanch prior to its acquisition by the Group. The defendants in the suit are Blanch and certain of its directors and officers, including Mr Rodman Fox, who is now a Director of the Group. The complaint alleges that the defendants made false and misleading statements to the investing public and that during the relevant period of time certain of the individual defendants, (not including Rodman Fox), profited from these statements by engaging in insider trading activities and that Blanch's stock traded at artificially inflated prices. The complaint seeks recovery on behalf of class members for resulting damages of approximately $180 million. A settlement of these proceedings for $20 million without any admission of liability by Blanch or the other defendants has been reached, which has been provisionally approved by the court. The proposed settlement is subject to comment by class members and, thereafter, final court approval. Blanch carried directors' and officers' insurance for the relevant period, and the proposed settlement amount would be covered by this insurance. Although the settlement agreement is still subject to final court approval, the Directors consider it is likely that the dispute will be settled according to its terms and so a provision of $20 million (£12.5 million) is included in the 2002 balance sheet together with a corresponding amount recoverable from insurers, resulting in no net loss to the Group. If this provisional settlement is not approved such that the proceedings continue and subsequently the litigation results in an adverse judgement or alternative settlement which is not covered by the Group's insurance policies, the Group's results of operations or financial condition could be harmed.

(b) **Funded unapproved retirement benefit schemes**

The merger with Greig Fester in 1997 triggered awards under its various employee incentive schemes. Awards to most employees were satisfied by way of cash and shares from employee benefit plans. However, in the case of some senior employees, the awards were made directly by and at the discretion of the trustees of the employee benefit trust into a funded unapproved retirement benefit scheme set up by Greig Fester for each individual. Based on professional advice at the time, no income tax or UK National Insurance contributions were made on behalf of the employees in respect of these awards by the trustees into their scheme. The UK Inland Revenue has been reviewing the documentation and implementation of this arrangement. To date, no claim or threat of a claim has been made against any member of the Group in relation to this arrangement. The maximum exposure to the Group in connection with this matter could be up to £20 million. However, having taken professional advice, the Directors do not consider that a material liability will fall on any member of the Group in connection with this matter and accordingly no provision has been made in the accounts. However, in the event of an unfavourable determination by the Inland Revenue, this matter could result in a significant adverse effect on the Group's financial position.

(c) **Proceedings relating to Superior National Insurance Group**

A former client of Blanch, Superior National Insurance Company ("Superior National"), is involved in arbitration proceedings relating to workers' compensation reinsurance coverage that Blanch placed on its behalf with Web Management LLC, which wrote this reinsurance on behalf of United States Life Insurance Co. of the City of New York ("US Life"). In late 1999, US Life commenced arbitration proceedings against Superior National, pursuant to which, Blanch is advised, US Life alleges, among other things, that this reinsurance programme should be rescinded for alleged nondisclosure of material information. In March 2000, Superior National was put into conservatorship by the California Department of Insurance, which continues to defend the arbitration proceedings commenced by US Life against Superior National. In addition, the Company is aware that various other arbitrations and lawsuits are pending relating to reinsurance business ceded by Superior National, which involved reinsurance placements for which Blanch acted as reinsurance intermediary. No member of the Group is party to any of these lawsuits or arbitrations, nor, to date, has any claim or threat of a claim been made against any member of the Group relating to its involvement in the placement of these reinsurance protections on behalf of Superior National. The Group continues to co-operate with Superior National in relation to these proceedings. However, it is possible that in the event US Life or other reinsurers are successful in their arbitration proceedings, and as a result are entitled to rescind Superior National's reinsurance programme, the Group could be pursued for return of the reinsurance brokerage previously received and recognised for the placement of this programme, which could be in the region of $16 million or, in addition, for damages in connection with an errors and omissions claim against it. If all previously recognised and received brokerage for this programme were required to be returned, or if the Group were held liable for damages for an errors and omissions claim and the Group's insurance coverage proves to be inadequate or unavailable, it could have a material adverse effect on the Group's financial position.

(d) **Lloyd's Arbitration**

In April 2003, Lloyd's of London commenced arbitration proceedings in the UK against the insurers of its Central Fund in respect of outstanding amounts due under an insurance policy. This insurance policy was placed by the Benfield's UK subsidiary, Benfield Limited, together with another broker, and covered Lloyd's claims up to a total of £500 million. Neither Benfield Limited nor any other member of the Group is a party to these proceedings nor has any actual claim been made or threatened against any Group company. However, in the event that Lloyd's loses its arbitration proceedings and in a manner which demonstrates that Benfield Limited was at fault, Lloyd's could pursue a claim against it for its insurance shortfall. The Directors do not currently believe that the Group will suffer a material liability in relation to this matter. However, in the event that the Group were ultimately held liable for any insurance shortfall suffered by Lloyd's, the Group's business could be financially and reputationally harmed.

(e) **SEC informal investigation**

In January 2003, the Benfield's U.S. subsidiary, Benfield Holdings Inc. (previously E.W. Blanch) received a request for voluntary production of documents and information from the Chicago office of the United States Securities and Exchange Commission. As a result of that request, Benfield understands that the Commission is conducting an informal investigation into the circumstances surrounding (i) the public disclosure in March 2000 by E.W. Blanch of its anticipated financial results for the first quarter of 2000; (ii) transactions in the securities of E.W. Blanch by certain persons, including certain E.W. Blanch insiders, prior to that announcement; (iii) the inclusion of a $7.5 million fee in E.W. Blanch's revenues for the

second quarter of 2000 and the reversal of that entry in the third quarter of 2000; and (iv) E.W. Blanch's revenue recognition accounting for transactions with certain reinsurance counterparties in 1998, 1999, 2000 and 2001. Benfield has voluntarily responded to the Commission's requests, and intends to cooperate with the Commission. Having taken legal advice, the Directors do not currently believe that the disposition of the investigation is likely to have a material adverse impact on Benfield's financial position and results of operations.

The investigation of the Securities and Exchange Commission could result in enforcement proceedings against E.W. Blanch and ultimately the Group's business could be financially and reputationally harmed.

(f) Save as disclosed in paragraphs 20 (a), (b), (c), (d) and (e) of this Part X , neither the Company nor any of its subsidiaries is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position and, so far as the Company is aware, no such proceedings are pending or threatened by or against the Company or any of its subsidiaries.

21. CREST AND DEPOSITARY INTERESTS

It is proposed that, with effect from Admission, Common Shares may be delivered, held and settled in CREST by means of the creation of dematerialised depositary interests representing such Common Shares. Pursuant to a method proposed by CRESTCo under which transactions in international securities may be settled through the CREST system, Capita IRG Trustees Limited ("Capita IRG Trustees" or the "Depositary"), a subsidiary of the Company's Registrars, Capita IRG Plc, will issue dematerialised depositary interests representing entitlements to Common Shares, known as Depositary Interests or "DIs". The DIs will be independent securities constituted under English law which may be held and transferred through the CREST system.

The DIs will be created pursuant to and issued on the terms of a deed poll executed by Capita IRG Trustees in favour of the holders of the DIs from time to time (the "Deed Poll"). Prospective holders of DIs should note that they will have no rights in respect of the underlying Common Shares or the DIs representing them against CRESTCo. or its subsidiaries.

Common Shares will be transferred to an account of Capita IRG Trustees or its nominated custodian and Capita IRG Trustees will issue DIs to participating members.

Each DI will be treated as one Common Share for the purposes of determining, for example, eligibility for any dividends. Capita IRG Trustees will pass on to holders of DIs any stock or cash benefits received by it as holder of Common Shares on trust for such DI holder. DI holders will also be able to receive notices of meetings of holders of Common Shares and other notices issued by the Company to its shareholders.

The DIs will have the same security code (ISIN) as the underlying Common Shares and will not require a separate listing on the Official List.

Prospective subscribers for and purchasers of Common Shares under the Global Offer are referred to Part XIV - "Depositary Interests: Terms of Deed Poll" which sets out the full text of the Deed Poll. In summary the Deed Poll contains, inter alia, provisions to the following effect:

(a) the Depositary will hold (itself or through its nominated Custodian), as bare trustee, the underlying securities issued by the Company and all and any rights and other securities, property and cash attributable to the underlying securities pertaining to the DIs for the benefit of the holders of the relevant DIs.

(b) Holders of DIs warrant, inter alia, that the securities in the Company transferred or issued to the Custodian on behalf of the Depositary/Custodian are free and clear of all liens, charges, encumbrances or third party interests and that such transfers or issues are not in contravention of the Company's constitutional documents or any contractual obligation, law or regulation.

(c) The Depositary and any Custodian must pass on to DI holders and, so far as they are reasonably able, exercise on behalf of DI holders all rights and entitlements received or to which they are entitled in respect of the underlying securities which are capable of being passed on or exercised. Rights and entitlements to cash distributions, to information, to make choices and elections and to call for, attend and vote at meetings shall, subject to the Deed Poll, be passed on in the form which they are received together with amendments and additional documentation necessary to effect such passing-on, or, as the case may be, exercised in accordance with the Deed Poll.

(d) The Depositary will be entitled to cancel DIs and withdraw the underlying securities in certain circumstances including where a DI holder has failed to perform any obligation under the Deed Poll or any other agreement or instrument with respect to the DIs.

(e) The Deed Poll contains provisions excluding and limiting the Depositary's liability. For example, the Depositary shall not be liable to any DI holder or any other person for liabilities in connection with the performance or non-performance of obligations under the Deed Poll or otherwise except as may result from its negligence or wilful default or fraud or that of any person for whom it is vicariously liable, provided that the Depositary shall not be liable for the negligence, wilful default or fraud of any Custodian or agent which is not a member of its group unless it has failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent. Furthermore, the Depositary's liability to a holder of DIs will be limited to the lesser of (a) the value of the shares and other deposited property properly attributable to the DIs to which the liability relates and (b) that proportion of £10 million which corresponds to the portion which the amount the Depositary would otherwise be liable to pay to the DI holder bears to the aggregate of the amounts the Depositary would otherwise be liable to pay to all such holders in respect of the same act, omission or event or, if there are no such amounts, £10 million.

(f) The Depositary is entitled to charge holders fees and expenses for the provision of its services under the Deed Poll.

(g) Each holder of DIs is liable to indemnify the Depositary and any Custodian (and their agents, officers and employees) against all liabilities arising from or incurred in connection with, or arising from any act related to, the Deed Poll so far as they relate to the property held for the account of DIs held by that holder, other than those resulting from the wilful default, negligence or fraud of the Depositary, or the Custodian or any agent if such Custodian or agent is a member of the Depositary's group or if, not being a member of the same group, the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent.

(h) The Depositary may terminate the Deed Poll by giving 30 days' notice. During such notice period holders may cancel their DIs and withdraw their deposited property and, if any DIs remain outstanding after termination, the Depositary must, among other things, deliver the deposited property in respect of the DIs to the relevant DI holders or, at its discretion sell all or part of such deposited property. It shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums due to the Depositary, together with any other cash held by it under the Deed Poll pro rata to holders of DIs in respect of their DIs.

(i) The Depositary or the Custodian may require from any holder information as to the capacity in which DIs are owned or held and the identity of any other person with any interest of any kind in such DIs or the underlying securities in the Company and holders are bound to provide such information requested. Furthermore, to the extent that, inter alia, the Company's constitutional documents require disclosure to the Company of, or limitations in relation to, beneficial or other ownership of, or interests of any kind whatsoever, in the Company's securities, the holders of DIs are to comply with such provisions and with the Company's instructions with respect thereto.

It should also be noted that holders of DIs may not have the opportunity to exercise all of the rights and entitlements available to holders of Common Shares including, for example, the ability to vote on a show of hands. In relation to voting, it will be important for holders of DIs to give prompt instructions to the Depositary or its nominated Custodian, in accordance with any voting arrangements made available to them, to vote the underlying shares on their behalf or, to the extent possible, to take advantage of any arrangements enabling holders of DIs to vote such shares as a proxy of the Depositary or its nominated Custodian.

The Depositary Agreement under which the Company has appointed Capita IRG Trustees to provide the DI arrangements is summarised in paragraph 16(i) of this Part X.

22. MISCELLANEOUS

22.1 No significant change

There has been no significant change in the financial or trading position of the Group since 31 December 2002, the end of the last financial period for which the last audited consolidated accounts of the Company have been published.

22.2 Working capital

The Company is of the opinion that, taking into account available bank and other facilities and the net proceeds of the Global Offer, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

22.3 **Expenses**

The total costs and expenses payable by the Company in connection with the Global Offer are expected to amount to £10.3m (excluding VAT). This includes a commission of 3.75 per cent payable on the New Common Shares and the Existing Shares sold under the Cashless Exercise Facility and the Loan Share Facility.

22.4 **Consent**

PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion in this document of its reports and the references to its name in the form and context in which they are included, and has authorised the contents of its reports for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

22.5 **Financial information**

The financial information set out in this document relating to the Company and its predecessor entity, Benfield Holdings Limited (formerly Benfield Group plc and Benfield Greig Group plc), does not constitute statutory accounts of the Company within the meaning of section 240 of the Companies Act.

PricewaterhouseCoopers, chartered accountants and registered auditors, of Southwark Towers, 32 London Bridge Street, London SE1 9SY has reported upon the statutory consolidated accounts of Benfield Greig Group plc and Benfield Group plc for each of the financial years ended 31 December 2000 and 2001, respectively, within the meaning of section 235 of the Companies Act. Each such report was unqualified within the meaning of section 262(1) of the Companies Act and did not contain a statement under sections 237(2) or (3) of the Companies Act. Statutory accounts of Benfield Greig Group plc and Benfield Group plc for the financial years ended 31 December 2000 and 2001, respectively, have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Companies Act.

PricewaterhouseCoopers LLP, chartered accountants and registered auditors of Southwark Towers, 32 London Bridge Street, London SE1 9SY, has reported, without qualification, upon the consolidated accounts of the Company for the financial year ended 31 December 2002 in accordance with section 90 of the Bermuda Companies Act 1981.

22.6 **Insurance**

The Company has taken out key-man life assurance policies in respect of the following Directors and for the following sums assured:

Name	Sum assured
A T M MacDonald	£5,000,000
D H Spiller	£10,000,000
D J Coldman	£15,000,000
G D Chilton	£10,000,000
R R Fox	US$20,000,000

22.7 **Registrars and receiving bankers**

The registrars of the Company are Capita IRG Plc of Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU and the receiving bankers for the Global Offer are Barclays Bank PLC of 54 Lombard Street, London EC3V 9EX.

23. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including 27 June 2003:

(a) the Memorandum of Association and Bye-laws of the Company;

(b) the Existing Bye-laws;

(c) the audited consolidated accounts of Benfield Greig Group plc and Benfield Group plc for the financial years ended 31 December 2000 and 2001, respectively;

(d) the audited consolidated financial statements of the Group for the year ended 31 December 2002;

(e) the audited consolidated financial statements of E.W. Blanch for the year ended 31 December 2000;

(f) the accountants' report on Benfield Group by PricewaterhouseCoopers LLP set out in Part VII of this document and the statement of adjustments (and reasons therefor) made in arriving at the figures set out in their report;

(g) the accountants' report on E.W. Blanch by PricewaterhouseCoopers LLP set out in Part VIII of this document and the statement of adjustments (and reasons therefor) made in arriving at the figures set out in their report;

(h) the report by PricewaterhouseCoopers LLP on the unaudited pro forma statement of net assets set out in Part IX of this document;

(i) the material contracts referred to in paragraph 16 above;

(j) the service contracts and letters of appointment referred to in paragraphs 8.1 to 8.4 above;

(k) the letter of consent referred to in paragraph 22.4 above;

(l) the rules of the share schemes referred to in paragraphs 4 and 5 above; and

(m) the Scheme Document referred to in Part XI – "The Scheme of Arrangement".

PART XI

THE SCHEME OF ARRANGEMENT

1. Introduction

There follows a broad summary of the scheme of arrangement under section 425 of the Companies Act between Benfield Holdings Limited (then called Benfield Group plc) and its shareholders to establish the Company as the holding company of Benfield Holdings Limited which became effective on 23 October 2002 (the "Scheme"). This summary is not exhaustive and for further information reference may be made to the circular to the shareholders of Benfield Holdings Limited dated 5 September 2002 incorporating, inter alia, the detailed terms of the Scheme (the "Scheme Document"). The Scheme Document is available for inspection at the address specified in paragraph 23 of Part X – "Additional Information".

2. Summary of the Scheme

2.1 Prior to the Scheme, the authorised share capital of Benfield Holdings Limited was £1,411,733 divided into 99,172,300 Ordinary Shares of one penny each, 10 Convertible Shares of £1 each, 40 million Cumulative Redeemable Convertible Preference Shares of one penny each and 2 million Incentive Shares of one penny each, of which at 5 September 2002, 69,667,630 Ordinary Shares (being 69,292,630 fully paid Ordinary Shares and 375,000 partly paid Ordinary Shares), 10 Convertible Shares, 39,999,999 Cumulative Redeemable Convertible Preference Shares and 8,849,625 Incentive Shares respectively, had been issued and were (save in respect of the 375,000 partly paid Ordinary Shares which were partly paid only) fully paid up. The authorised share capital of the Company at the date of the Scheme Document was $2,612,000 divided into 12,000 Founder Shares of $1 each, 200 million Common Shares of $0.01 each, 20 million Cumulative Redeemable Convertible Preference Shares of $0.01 each and 40 million Preference Shares of $0.01 each, of which at 5 September 2002, only 12,000 Founder Shares had been issued were nil paid.

2.2 In accordance with the Scheme, and by a special resolution passed on 30 September 2002, the share capital of Benfield Holdings Limited was reduced to nil by cancelling and extinguishing all of the issued shares in Benfield Holdings Limited which were the subject of Scheme and the authorised but unissued shares in Benfield Holdings Limited. Following confirmation of the special resolution by the Court and registration of the Order referred to at paragraph 3 below at Companies House and therefore the reduction taking effect:

(a) the authorised share capital of Benfield Holdings Limited was increased to its former amount of £1,411,733 by the creation of 141,173,300 new Ordinary Shares of one penny each in Benfield Holdings Limited;

(b) In consideration of the issue of such Ordinary Shares to the Company, the Company allotted and issued new shares in the Company to the former shareholders of Benfield Holdings Limited as follows:

(i) John Whiter received one partly paid Common Share of $0.01 for every two partly paid Ordinary Shares cancelled on terms that he would be liable to pay the unpaid subscription price in respect thereof of an amount equal to the US dollar equivalent of £4.10 per share as at the close of business on the record date for the Scheme in respect of each such partly paid share when called on to do so in accordance with the Bye-laws[1];

(ii) holders of fully paid Ordinary Shares received one fully paid Common Share of $0.01 for every two fully paid Ordinary Shares cancelled;

(iii) holders of Incentive Shares received one fully paid Common Share of $0.01 for every two Incentive Shares cancelled; and

(iv) holders of Cumulative Redeemable Convertible Preference Shares in Benfield Holdings Limited received one fully paid Cumulative Redeemable Convertible Preference Share of $0.01 in the Company for every two Cumulative Redeemable Convertible Preference Shares cancelled.

2.3 Benfield Holdings Limited then applied the credit arising in its books of account on the reduction of capital in paying up (a) 375,000 new Ordinary Shares in Benfield Holdings Limited as to its nominal value and upon terms that the Company is liable to pay a premium of £2.05 per share in respect of each such partly paid share when called on to do so in accordance with the articles of association of Benfield Holdings Limited and

(1) Following the reorganisation of the share capital of the Company referred to in paragraph 2.2(f) of Part X, Mr Whiter has confirmed that he remains liable to pay the US dollar equivalent of £0.82 per partly paid Common Share of £0.01. Mr. Whiter (who will be the holder of 937,500 partly paid Common Shares at Admission) has agreed to sell sufficient Common Shares subject to and as part of the Cashless Exercise Facility described in paragraph 2 of Part III – "Global Offer" in order to fund the payment to the Company of all amounts outstanding on those partly paid Common Shares.

(b) in full and at par new Ordinary Shares in Benfield Holdings Limited of an aggregate nominal amount equal to the aggregate nominal amount of the shares cancelled pursuant to the Scheme less an amount of £3,750, and allotted and issued the same, credited as fully or partly paid (as the case may be), to the Company.

3. By an Order of the Honourable Mr Justice Park dated 22 October 2002, the High Court of Justice, inter alia, sanctioned the Scheme, confirmed the reduction of capital of Benfield Holdings Limited, authorised its re-registration as a private limited company and directed the adoption of a new memorandum and articles of association. The Order was produced to the Registrar of Companies on 23 October 2002 and the Scheme became effective on that date.

4. In connection with the Scheme, Benfield Holdings Limited amended its Articles of Association by a special resolution passed on 30 September 2002 to introduce a new article to ensure that any new shares issued, for example shares issued upon the exercise of share options, were issued subject to the terms of the Scheme. Furthermore, in its Order referred to in paragraph 3 above, the Court directed the adoption of a new Articles of Association appropriate for a private limited company.

5. **Approvals and consents**

5.1 The Scheme was approved by a special resolution of the Ordinary Shareholders of Benfield Holdings Limited passed at an EGM which was held on 30 September 2002. The holders of the Incentive Shares and, separately, the holders of fully paid Ordinary Shares approved the Scheme at Court Meetings held on the same day. John Whiter (in his capacity as the holder of the partly paid Ordinary Shares) and the holders of the Cumulative Redeemable Convertible Preference Shares in Benfield Holdings Limited provided their written consent to the Scheme undertook to be bound by the terms thereof. The Company undertook in writing to be bound by the terms of the Scheme.

5.2 The remaining Convertible Shares were purchased by Benfield Holdings Limited in accordance with its articles of association for an aggregate sum of £10 and therefore their consent to the Scheme was not required.

6. **Effect on Benfield Share Option Schemes and DSU Plans**

6.1 At the time of the Scheme, Benfield Holdings Limited operated four employee share schemes pursuant to which employees of the Group held outstanding options and awards. Options over 9,732,100 fully paid Ordinary Shares in Benfield Holdings Limited were outstanding at the time of filing of the Scheme petition with the Court under the 1992 Employee Share Option Scheme and the 1998 Share Option Scheme (together the "Benfield Share Option Schemes"). In addition, certain employees resident in the US held outstanding awards pursuant to the Deferred Share Unit Retention Plans over a total of 2,187,717 Ordinary Shares at that time. Current figures for outstanding options and awards under the Company's existing employee share schemes are set out in paragraph 4 of Part X – "Additional Information".

6.2 Pursuant to the rules of the Benfield Share Option Schemes, the Scheme had an effect on all outstanding options enabling optionholders to exercise their options, even if they could not otherwise do so, and acquire fully paid Ordinary Shares in Benfield Holdings Limited during a prescribed period of time conditional upon the Court's sanction of the Scheme. The Company also offered optionholders the opportunity to exchange ("roll-over") their options over fully paid Ordinary Shares in Benfield Holdings Limited for equivalent options over Common Shares in the Company in the ratio of one Common Share in the Company for every two fully paid Ordinary Shares in Benfield Holdings Limited. However, the aggregate exercise price payable on the exercise of a rolled-over option has remained the same.

Following the Scheme, rolled-over options have continued to subsist pursuant to the terms of the Benfield Share Option Schemes.

6.3 All options granted under the 1992 Employee Share Option Scheme were already exercisable prior to the Scheme. In accordance with the rules of the 1992 Employee Share Option Scheme, options granted pursuant to this scheme would lapse automatically if neither exercised nor rolled-over within one month of the date on which the Scheme became effective. In any event, the final date for exercise of outstanding options granted pursuant to the 1992 Employee Share Option Scheme was 15 November 2002, after which time they lapsed. There are therefore no outstanding options existing pursuant to this scheme.

6.4 Under the 1998 Share Option Scheme, although certain of the options were already exercisable prior to the Scheme, others became exercisable as a consequence of the Scheme from the date of the Court meetings until the date on which the Court sanctioned the Scheme. In addition, certain of the options were originally subject to performance conditions which were waived in accordance with the terms of the 1998 Share Option Scheme upon the Scheme becoming effective.

To the extent that options granted under the 1998 Share Option Scheme have been neither exercised nor already rolled-over pursuant to the Scheme, employees remained capable of electing to roll-over their outstanding options until the date falling six months from the date on which the Court sanctioned the Scheme. Any such options which were not so exercised nor rolled-over within the appropriate period have now lapsed.

6.5 In relation to the outstanding awards held under the DSU Plans, the rules of the DSU Plans do not provide for an acceleration of vesting in the event of a scheme of arrangement. The DSU Plans therefore continue to operate as they did prior to the Scheme, but the deferred share unit awards now represent Common Shares in the Company on the basis of one Common Share for every two fully paid Ordinary Shares which originally comprised the award.

6.6 At the time of the Scheme becoming effective, it was resolved that no further option awards would be made under the Benfield Share Option Schemes after the date on which the Scheme became effective. Awards may however continue to be made pursuant to the DSU Plans although, as detailed in paragraph 4.2 of Part X – "Additional Information", the Company does not intend to grant any further awards pursuant to the DSU Plans.

6.7 For further details in relation to outstanding rights under the 1998 Share Option Scheme and Deferred Share Unit Retention Plans, please see paragraph 4 of Part X – "Additional Information".

As a result of the Scheme, Benfield Group Limited now owns all of the share capital in Benfield Holdings Limited, and the former shareholders of Benfield Holdings Limited (other than the holders of the Convertible Shares which were bought back and cancelled) now own shares in the Company.

PART XII

SUMMARY OF APPLICABLE BERMUDA COMPANY LAW

The following is a summary of certain aspects of Bermuda company law. It is not intended to be exhaustive but merely to provide brief details and information which may be applicable to the Company.

General

The principal statute in Bermuda governing the formation and operation of companies is the Bermuda Companies Act 1981 (the "Bermuda Act"). In general, many of the provisions of the Bermuda Act have been taken from the UK Companies Act 1948 although their application has, in certain instances, been adapted to conform to general concepts of company law in Bermuda. In some circumstances, however, certain statutory provisions differ quite substantially from their equivalent in the UK Companies Act 1948 (such as with respect to the requirements as to accounts). In addition, certain aspects of Canadian company law have been included in the Bermuda Act.

There is a large body of common law which has developed relating to companies. The Bermuda courts treat English common law relating to companies as of strong persuasive authority. Further, a court is directed by The Interpretation Act 1951 of Bermuda to apply as nearly as practicable the rules for interpretation and construction of provisions of law which are applicable in England to the interpretation and construction of statutory provisions of Bermuda law.

Constitution

The constitutive documents of the Company are its memorandum of association and Bye-laws. The memorandum of association sets out the object clauses of the Company. The object clauses essentially provide for the Company's capacity as a legal person. As such, the Company can only carry on the activities prescribed in the object clauses of its memorandum of association. Section 11(5) of the Bermuda Act provides that the object clauses are to be construed as separate and independent objects of the Company. The first objects clause of the memorandum of association of the Company contemplates the Company carrying on business as a holding company.

The memorandum of association of the Company sets forth the Company's powers. Powers of a company are ancillary to the objects and can only be exercised in furtherance of one or more objects.

The Company may also exercise the powers established in the First Schedule to the Bermuda Act.

The memorandum of association provides that the liability of the members of the Company is limited to the amount (if any) for the time being unpaid on their shares. In addition, the memorandum of association provides for the minimum subscribed share capital of the Company and the authorised share capital on incorporation.

The Company's Bye-laws set out the rights and duties as between the Company, its members and its Directors.

Amendment to Constitution

In certain circumstances, consent to the amendment of the Company's memorandum of association must be obtained from the Minister of Finance. Thereafter, it is necessary for the members of the Company to approve the amendment by resolution in general meeting. Once approved, the amendment is registered with the Registrar of Companies in Bermuda. While an increase in the authorised share capital constitutes an amendment to the memorandum of association, it is not necessary that the formal amendment procedure be followed. The share capital may be increased by resolution of the shareholders in general meeting and will take effect as of that date. Following the increase, a memorandum of increase of share capital must be filed with the Registrar of Companies.

The Company's Bye-laws may be amended by the Directors of the Company subject to approval of the members in general meeting in accordance with the provisions of the Company's Bye-laws. Some of the Company's Bye-laws require the approval of a super-majority of the members voting in person or by proxy at the relevant meeting in order to be amended. No approvals from any regulatory body in Bermuda are required. Where there is more than one class of shares and the amendment would affect the rights of any or all of those classes, each of the affected classes, whether or not such classes normally carry voting rights, will, in general, be entitled to vote separately as a class on such amendment.

Share Capital

The authorised share capital of the Company is denominated in pounds sterling and is divided into Common Shares of £0.01 each and Cumulative Redeemable Convertible Preference Shares of £0.01 each.

The Bermuda Act includes certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied.

In the case of the Company, provision is made in the Company's Bye-laws for authorising the variation of rights attached to any class of shares in the company, subject to the consent in writing of three-fourths of the holders of the issued shares of the relevant class or the sanction of a resolution passed at a separate meeting of the holders of those shares.

To every such separate general meeting, the provisions of the Company's Bye-laws or other rules relating to general meetings shall apply, but so that the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the relevant class.

Dividends and Distribution

A company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Contributed surplus is defined by the Bermuda Act to include the proceeds arising from donated shares, credit resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company.

Management and Administration

The affairs of the Company must be conducted in accordance with the Bermuda Act and the Company's Bye-laws. In general, the business of the Company will be carried on by the Directors.

The Bermuda Act contains no specific restriction on the power of the Directors to resolve to dispose of assets of the Company although it specifically requires that every officer (which includes a director, managing director and secretary) of the Company in exercising his or her powers and discharging his or her duties must do so in the best interests of the Company and exercise the care, diligence and skill which a reasonably prudent person would exercise in comparable circumstances. Furthermore, it requires that every officer complies with the Bermuda Act, regulations passed pursuant thereto and the Company's Bye-laws.

Protection of Minorities

Class actions and derivative actions are generally not available to members of the Company under the law of Bermuda; however, a Bermuda court ordinarily may permit a shareholder to commence an action in the name of the Company to remedy a wrong done to the Company where the act complained of is alleged to be beyond the corporate power of the Company or illegal or would result in the violation of the Company's memorandum of association and the Company's Bye-laws. Further, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority members or where an act requires the approval of a greater percentage of members than that which actually approved it.

Any member of the Company who complains that the affairs of the Company are being conducted or have been conducted in a manner oppressive or prejudicial to the interests of some part of the members, including himself, may petition the court which may, if it is of the opinion that to wind up the Company would unfairly prejudice that part of the members but that otherwise the facts would justify the making of a winding up order on just and equitable grounds, make such order as it thinks fit, whether for regulating the conduct of the Company' affairs in future or for the purchase of shares of any members of the Company by other members of the Company or by the Company and, in the case of a purchase by the Company, for the reduction of the Company's capital, or otherwise. Bermuda law also provides that the Company may be wound up by the Bermuda court if the court is of the opinion that it is just and equitable to do so. Both these provisions are available to minority members seeking relief from the oppressive conduct of the majority, and the court has wide discretion to make such order as it may think fit.

Except as mentioned above, a person may claim against the Company as a member pursuant to section 54A of the Bermuda Act. However, such claims must be based on the general laws of contract or tort applicable in Bermuda.

Acquisition of Minority Holdings

There are five mechanisms to effect an acquisition of the shares held by minority shareholders of a Bermuda company:

1. By a general offer followed by a "squeeze out" under section 102 of the Bermuda Act. Broadly, if the offer is approved by the holders of 90 per cent in value of the shares which are the subject of the offer, the offeror can compulsorily acquire the shares of dissentient shareholders. Shares owned by the offeror or its subsidiary or their nominees at the date of the offer do not, however, count towards the 90 per cent. If the offeror or any of its subsidiaries or any nominee of the offeror or any of its subsidiaries together already own more than 10 per cent of the shares in the subject company at the date of the offer the offeror must offer the same terms to all holders of the same class and the holders who accept the offer, besides holding not less than 90 per cent in value of the shares, must also represent not less than 75 per cent in number of the holders of those shares although these additional restrictions will not apply if the offer is made by a subsidiary of a parent (where the subsidiary does not own more than 10 per cent of the shares of the subject company) even where the parent owns more than 10 per cent of the shares of the subject company, provided that the subsidiary and the parent are not nominees.

   The 90 per cent must be obtained within 4 months after the making of the offer and, once obtained, the compulsory acquisition may be commenced within 2 months of the acquisition of 90 per cent. Dissentient shareholders do not have express appraisal rights but are entitled to seek relief (within one month of the compulsory acquisition notice) from the Supreme Court of Bermuda which has power to make such orders as it thinks fit.

2. By the holders of 95 per cent or more of the shares or any class of shares serving a notice on the remaining shareholders or class of shareholders under section 103 of the Bermuda Act. Dissentient shareholders have a right to apply to the Court within one month of the compulsory acquisition notice to have the value of their shares appraised by the Court but these appraisal rights differ from the appraisal rights in an amalgamation in that, under Section 103, if one dissentient shareholder applies to the Court and is successful in obtaining a higher valuation that valuation must be paid to all shareholders being squeezed out.

3. By a court approved scheme of arrangement under section 99 of the Bermuda Act. Schemes may be transfer schemes or cancellation schemes but, unlike a transfer scheme, a cancellation scheme requires the company to pass a solvency test or obtain the agreement of all its creditors to the scheme. In either case, dissentient shareholders do not have express statutory appraisal rights but the Court will only sanction a scheme if it is fair. Shares owned by the offeror can be voted to approve the scheme but the Court will be concerned to see that the shareholders approving the scheme are fairly representative of the general body of shareholders.

   Any scheme must be approved by a majority in number representing three quarters in value of the shareholders present and voting either in person or by proxy at the requisite special general meeting. If there are dissentient shareholders who hold more than 10 per cent of the shares, the Court might be persuaded not to exercise its discretion to sanction the scheme on the ground that the scheme constitutes a takeover within section 102 of the Act and requires a 90 per cent acceptance.

4. By an amalgamation under sections 104 to 109 of the Bermuda Act.

   Under Bermuda law, two or more companies may amalgamate and continue as one company. Whilst the separate corporate existence of each of the amalgamating companies ceases, all the amalgamating companies continue their existence as constituent parts of the amalgamated company (no one amalgamating company can be said to be sole survivor although the amalgamated company is the only resulting entity). In practical terms, the effect of an amalgamation is that the assets and liabilities of the amalgamating companies become the assets and liabilities of the amalgamated company.

   A typical triangular amalgamation involves the following principal steps:

   a Bidder forms a wholly-owned acquisition vehicle in Bermuda.

   b Acquisition vehicle and target enter into an amalgamation agreement setting out the terms and means of effecting the amalgamation. The amalgamation is approved by the board of the acquisition vehicle and target and submitted to the shareholders of target for approval at a special general meeting. Bidder, as sole shareholder of the acquisition vehicle, approves the amalgamation agreement by written resolution.

The statutory threshold for approval of an amalgamation is 75 per cent of shareholders voting at the special general meeting at which a quorum of two persons at least holding or representing by proxy more than ⅓ of the issued shares are present. Bidder may vote on such a resolution. Under Bermuda law this threshold can be reduced to a simple majority by an alteration to the bye-laws of the target. Bye-laws of a Bermuda company may be amended by a simple majority of shareholders present and voting at the requisite meeting or by such greater majority as is prescribed in the bye-laws.

c The shares in target held by the "public" shareholders are cancelled in consideration of the receipt of cash or securities from Bidder.

d After the amalgamation agreement has been approved by shareholders, the amalgamating companies apply to be registered as an amalgamated company with the Registrar of Companies in Bermuda and a certificate of amalgamation is issued. The application must be accompanied, inter alia, by an affidavit of solvency including confirmation that no creditors will be prejudiced by the amalgamation or that adequate notice has been given to all known creditors and no creditor objects.

e Target, as part of the amalgamated company, becomes a subsidiary of Bidder.

Dissentient shareholders may apply to the Court within one month of the notice convening the special general meeting to approve the amalgamation to have the Court appraise the fair value of their shares. To date no cases on appraisal rights have been brought before the Bermuda courts.

5. Where the capital of the target is to be reduced by the cancellation of shares and part only of a class is to be cancelled, the shares to be cancelled may be selected in such manner as the Directors may determine with the consent of the majority of the holders of the shares of the class to be cancelled unless the bye-laws otherwise provide (section 46(3)(c) of the Bermuda Act).

Public Records of the Company

The following records of the Company are available for public inspection at the office of the Registrar of Companies in Bermuda: (i) the memorandum of association and any amendments thereto, (ii) the certificate of incorporation, (iii) a statement as to the registered address of the Company, (iv) the register of charges of the Company and (v) any prospectus filed with the Registrar of Companies in Bermuda. In addition, the register of members and the register of Directors and officers must be made available for inspection by the public, upon payment of a nominal fee in the case of an inspection of the register of members and free of charge in the case of an inspection of the register of Directors and officers, at the registered office of the Company. The members of the Company have the additional right to inspect the Company's Bye-laws, minutes of general meetings and the Company' audited financial statements, which must be presented to the annual general meeting. Minutes of general meetings of the Company are also open for inspection by Directors of the Company without charge for not less than two hours during business hours each day. Bermuda law does not, however, provide a general right for members to inspect or obtain copies of any other corporate records. The Company is not required to file accounts with the Registrar of Companies in Bermuda except as may be required in connection with the filing of a prospectus.

The Bermuda Act provides that, except where the register and branch register of members are closed pursuant to the provisions of the Bermuda Act, the register and branch register of members of the Company shall during business hours (subject to certain reasonable restrictions as the company may impose, so that not less than two hours in each day may be allowed for inspection) be open for inspection by any member without charge and by any other person on payment of BD$5.00, or such lesser sum as the Company may determine, for each inspection. Any person may require a copy of the register of members or any part thereof which must be provided within fourteen days of receipt of a written request. The Bermuda Act imposes penalties for failure to make the register so available. Any branch register of members established by the Company under the Bermuda Act is subject to the same rights of inspection as the principal register of members of the Company in Bermuda. The Company may on giving notice by advertisement in an appointed newspaper in Bermuda close the register of members, or, by advertisement in a national newspaper in the jurisdiction in which the branch register of members of the Company is kept close the branch register of members for any time or times not exceeding in the whole thirty days in a year.

Accounts

The Bermuda Act requires that the Company keep proper records of account with respect to (i) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure take place, (ii) all sales and purchases of goods by the Company, and (iii) the assets and liabilities of the Company. The records of account must be kept at the registered office of the Company or at such other place as the Directors

think fit and shall at all times be open to inspection by the Directors or the resident representative of the Company. If the records of account are kept at some place outside Bermuda, there shall be kept at the office of the Company in Bermuda such records as will enable the Directors or the resident representative of the Company to ascertain with reasonable accuracy the financial position of the Company at the end of each three month period, except that where the Company is listed on an appointed stock exchange, there shall be kept such records as will enable the Directors or the resident representative of the Company to ascertain with reasonable accuracy the financial position of the Company at the end of each six month period.

The Directors are obliged to lay before the Company in a general meeting financial statements for the relevant period which shall include (i) a statement of the results of operations for the period (ii) a statement of retained earnings or deficit, (iii) a balance sheet as at the end of such period, (iv) a statement of changes in financial position or cash flows for the period, (v) notes to the financial statements which include a description of accounting principles used in the preparation of the financial statements which principles may be those of a jurisdiction other than Bermuda or such other generally accepted accounting principles as may be appointed by the Minister of Finance under the Bermuda Act, and where the generally accepted accounting principles used are other than those of Bermuda, the notes shall identify the generally accepted accounting principles so used, and (vi) such further information as required by the Bermuda Act, its memorandum of association and the Company's Bye-laws. Further, the auditor must audit the financial statements as will enable him to report to the members based on the results of his audit which must be made in accordance with generally accepted auditing standards and the auditor must then make a report to the members.

Unless the requirement to lay financial statements and/or the auditors report thereon is waived in accordance with the provisions of the Bermuda Act, the audited financial statements must be placed before the members in general meeting. Such financial statements must be made available to every member of the Company at least five days before the general meeting at which they are to be approved.

A company, the shares of which are listed on an appointed stock exchange, need not send to members financial statements required by section 87(1) of the Bermuda Act, but may instead send them summarised financial statements. Such summarised financial statements shall be sent out not less than 21 days before the general meeting before which the financial statements are to be laid. The company must however send copies of the financial statements to be laid before the general meeting within seven days of receipt of the member's election.

PART XIII

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP AND INFORMATION ON INTERNATIONAL FINANCIAL REPORTING STANDARDS

I. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP

The audited financial information of Benfield Group and E.W. Blanch included in Part VII "Accountants' Report on Benfield Group" and Part VIII "Accountants' Report on E.W. Blanch Group", respectively, has been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The Company has identified certain significant differences between UK GAAP and US GAAP that may be applicable to its financial statements. Such differences not only affect the methods for measuring amounts shown in the financial statements, but also the methods of presentation and disclosure of certain amounts and the basis for preparing the financial statements.

The Company has not quantified the effect of the differences between current UK GAAP and US GAAP on the profits or losses or shareholders' funds of Benfield. Accordingly there can be no assurances that such profits or losses or shareholders' funds determined in accordance with UK GAAP would not be significantly different if they had been determined under US GAAP. This summary should not be taken as a complete list of all differences between UK GAAP and US GAAP. This summary does not attempt to identify all disclosures, presentations or classifications that would affect the manner in which transactions or events are presented in the financial statements or notes thereto. Further, no attempt has been made to identify future differences between UK GAAP and US GAAP as the result of prescribed changes in accounting standards. Regulatory bodies that promulgate UK GAAP and US GAAP have significant projects ongoing that could affect future comparisons.

The identified significant differences as they relate to Benfield for the three financial years ended 31 December 2002 and to E.W. Blanch for the year ended 31 December 2000 and five months ended 31 May 2001 are summarised below.

UK GAAP	US GAAP
Goodwill and intangible assets Identifiable tangible assets, together with any intangible assets that have a readily ascertainable value, are separately valued. For acquisitions prior to 1 January 1998 goodwill is written off to reserves. For acquisitions after 1 January 1998, goodwill is capitalised and amortised over its useful economic life which is generally twenty years or less. In addition goodwill is subject to an impairment review if there are events or circumstances that indicate that the carrying amount is not recoverable. On disposal of a subsidiary acquired prior to 1 January 1998 the goodwill is reinstated and written-off through the profit and loss account as part of the gain or loss on disposal.	**Goodwill and intangible assets** Identifiable tangible and intangible assets are separately valued and amortised over their useful lives. For purchase transactions prior to 30 June 2001, goodwill was capitalised and amortised over its useful life. For all purchase transactions after 30 June 2001, goodwill is no longer subject to amortisation. From 1 January 2002, goodwill arising on purchase transactions prior to 30 June 2001 is also no longer subject to amortisation, and all goodwill balances are now subject to an annual assessment of impairment by applying a fair value based test.
Business combinations Business combinations are generally accounted for using acquisition accounting.	**Business combinations** Business combinations are accounted for using the acquisition method. Under US GAAP, certain transactions which may have been accounted for as a business combination under UK GAAP would not be treated as business combinations under US GAAP. Such transactions would instead be accounted for as compensation arrangements and a compensation charge would be recognised in earnings. For US GAAP purposes, guidance in relation to transactions with employees encompasses a wide range of arrangements that would be treated as compensation. The transactions referred to above, therefore, would not have been treated as business combinations under US GAAP because the nature of these transactions with employees would fall under the definition of a compensation arrangement under US GAAP. Accordingly, these transactions would have been accounted for as compensation arrangements and compensation charge would have been recognised in earnings.

UK GAAP

Sale of businesses

When a company exchanges a business for shares in the acquiring company which thereby becomes a subsidiary or associated undertaking, the sale would generally be recorded as an equal asset exchange with no gain or loss being recorded on completion of the transaction.

Investments

The Group's fixed asset investments are stated at cost less provision for impairment. A provision for impairment is made to the extent that, in the Directors' view, the carrying amount exceeds the recoverable amount of the fixed asset investment.

Listed investments held as current assets are stated at the lower of cost and market value. Unlisted investments held as current assets are stated at the lower of cost and Directors' estimated valuation.

Own shares

The Group's employee trusts own shares in the Company and these are shown as own shares within fixed assets in the consolidated balance sheet after any provision for impairment. The income and expenses of the trusts are included in the consolidated profit and loss account.

Derivative financial instruments

Derivative financial instruments used for hedging purposes are accounted for as off balance sheet transactions. The gains and losses arising on the hedging instrument are recognised to the extent they offset gains and losses arising on hedged items recognised in the profit and loss account. The Group's risk management activities are primarily conducted on a portfolio basis without specifically designating derivative contracts as hedges of individual assets.

US GAAP

Sale of businesses

When a company exchanges a business for shares in the acquiring company, the sale would be recorded as a sale with the consideration being equal to the fair value of the assets received in return for the business disposed, and a resultant gain or loss being recognized on completion of the transaction.

Investments

In accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, investments in marketable securities that are not held to maturity are designated as being either available for sale or trading and are carried on the balance sheet at fair value. Changes in the fair value of available for sale securities are recognised as a separate component of other comprehensive income, net of tax, until realised. Changes in the fair value of trading securities are recognised in current earnings. Held to maturity investments are carried at amortised cost. Declines in the fair value below cost of available for sale and held to maturity securities, which are judged to be other than temporary, are included in current earnings. Non-marketable securities are carried at cost.

Own shares

Own shares are recorded as treasury stock and are shown as a deduction from shareholders' equity rather than as an asset.

Derivative financial instruments

SFAS 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") became effective on 1 January 2001. SFAS 133 requires all derivative financial instruments to be recorded on the balance sheet at fair value.

SFAS 133 requires significant documentation of hedging relationships in order for a derivative to qualify for hedge accounting. If a derivative is designated and is effective as a fair value hedge, the changes in fair value of the derivative and the hedged item are recognised in earnings in the same period as the hedged transaction. If a derivative is designated and is effective as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and recognised in the income statement when the hedged item affects earnings. Changes in the fair value of derivatives that are not designated as qualifying for hedge accounting or are not effective hedges are recognised in current earnings.

Prior to the effective date of SFAS 133, US GAAP accounting for foreign exchange contracts was governed by SFAS 52, Foreign Currency Translation, which allowed foreign exchange contracts to be reported as hedges only to the extent that they were specifically matched to underlying firm commitments. Otherwise, such contracts were marked to market and recorded on the balance sheet, with unrealised gains and losses included in the reported results of each year.

Deferred taxes

Deferred taxation is recognised in respect of all timing differences between taxable and book income and expenditure that have originated but not reversed at the balance sheet date. Deferred taxation is measured using enacted or substantially enacted rates. Deferred taxation is not recognised on permanent differences or for taxation that would become payable if the undistributed reserves of overseas companies were remitted to the UK. Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred taxes

Deferred tax assets and liabilities are recognised for the estimated future tax consequences of differences between the financial statement carrying amounts of all existing assets and liabilities and their respective tax bases and for carry forward tax losses and tax credits. Assets and liabilities are measured using enacted rates. Changes in tax rates are recognised in the period in which the rate changes are enacted. Deferred tax assets are reduced through the establishment of a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realised.

Dividends

The Group accrues any dividends proposed after each year end as an adjusting event.

Dividends

Dividends are recorded in the period in which they are declared and notice is given to the shareholders.

Cumulative Redeemable Convertible Preference Shares

The Group's Cumulative Redeemable Convertible Preference Shares are considered non-equity capital and included as a component of shareholders' funds.

Cumulative Redeemable Convertible Preference Shares

The Group's Cumulative Redeemable Convertible Preference Shares would be considered as mezzanine or temporary equity which is classified between total liabilities and total shareholders' equity rather than forming a part of shareholders' equity.

Stockholder loan notes

The Group's loans to shareholders to acquire shares in the Company are shown within debtors in the consolidated balance sheet.

Stockholder loan notes

Loans to shareholders to acquire shares in the Company are shown as a deduction from shareholders' equity rather than as an asset unless the loans are secured by irrevocable letters of credit or other liquid collateral and have a stated maturity in a short time period, or if the loan notes are collected in cash prior to issuance of the financial statements. Where such loans are of a non-recourse nature or bear a below market interest rate, the shares issued in return for the stockholder loan notes would be treated as a variable compensation award, and any fluctuations in the fair value of the shares would be recognised in earnings.

Pensions

Where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial calculations. Scheme assets are valued with regard to the income stream they would produce from an assumed rate of return. Scheme liabilities are calculated based on assumptions of future increases in salaries and pensions. The expected cost, including variations from the regular cost, of providing pensions is recognised on a systematic basis over the expected average remaining service lives of members of the scheme. Actuarial valuations are required every three years.

Pensions

SFAS 87, Employers' Accounting for Pensions requires pension expense in relation to defined benefit plans to be measured on a projected unit credit method and recognised on an accrual basis over the service period of the employees. Pension expense is determined using actuarial assumptions and includes service costs, interest costs and the expected return on plan assets. Plan assets are valued by reference to market-related values at the date of the financial statements. The difference between the cumulative pension expense recognised in prior periods and the contributions made by the company is reflected as either a prepaid asset or liability in the statement of financial position. Annual actuarial valuations are required.

Under US GAAP, terminations and settlements of pension plans are accounted for under SFAS 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits ("SFAS 88"). Under SFAS 88, a settlement gain or loss is recognised in the period in which the employer decides to terminate the

pension plan, a non-participating annuity contract for the vested benefits of all plan participants has been purchased and it is determined that regulatory approvals for the termination are probable.

Employee incentive plans

The amount recognised as a charge to the profit and loss account, in respect of awards of shares or rights to shares, should be the fair value of the shares at the date an award is granted reduced by any consideration payable by the employee. This amount should be charged over the period to which the employee's performance relates. However, where there are no performance criteria and the award is clearly unrelated to past performance, the cost is recognised immediately .

Employee incentive plans

Stock options granted to a company's employees are accounted for either under the intrinsic value method set out in APB 25 Accounting for Stock Issued to Employees ("APB 25") or the fair value method set out in SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123").

Under APB 25, the compensation cost is the difference between the fair value of the stock at the measurement date and the price to be contributed by the employee. The measurement date is the first date on which the number of shares that an individual employee is entitled to receive and the exercise price are known. This will generally be the date of grant for plans that are not based on variable terms.

For variable stock compensation plans, compensation expense is measured each year based on the difference between the exercise price and the fair value of the shares on the balance sheet date.

Under SFAS 123, the compensation cost is based on the fair value of the option at the date of the grant, which is estimated using an option pricing model. The model takes into account the value of being able to defer a decision on whether or not to exercise the option until the expiration date or another date later during the life of the option. Companies that account for employee incentive awards under APB 25 are required to disclose pro forma net income and pro forma basic and diluted earnings per share as if the awards were accounted for under SFAS 123.

Restructuring costs related to a purchase business combination

Restructuring provisions may only be recognised as a fair value adjustment if the acquired entity already had an irrevocable commitment to restructure which was not conditional on the completion of the acquisition.

Restructuring costs related to a purchase business combination

Restructuring provisions arising on acquisition are recognised as a part of the fair value of the net assets of the acquired entity provided that certain criteria are met.

Exceptional items

Certain gains or losses because of their nature, such as the sale or termination of operations, the fundamental reorganisation of operations or the sale of fixed assets, are presented as non-operating exceptional items and are excluded from the calculation of operating profit. Adjusted earnings per share measures are permitted.

Exceptional items

Non-operating exceptional items under UK GAAP would not meet the definition of extraordinary items under US GAAP, which requires an event to be both infrequent and unusual. Items classified as a non-operating exceptional item in the UK GAAP financial statements would be included within operating expenses in a US GAAP presentation, although individual large items may still be separately reported within the determination of operating income. Under US GAAP adjusted earnings per share measures would not be allowed.

Consolidated cash flow statement

The Group's cash flow statement is presented in conformity with Financial Reporting Standard 1, as revised. Cash flows do not include cash equivalents, which are generally incorporated into the "financing" and "financial investments" components of cash flow statements. Cash flow is reconciled to cash including fiduciary funds.

Consolidated cash flow statement

In accordance with SFAS 95, Statement of Cash Flows, cash equivalents are included within cash flows. Cash flows are presented under the headings of operating, investing, and financing activities. Cash flow would be reconciled to own cash which would exclude fiduciary funds.

2. INTERNATIONAL FINANCIAL REPORTING STANDARDS

In June 2002, the Council of Ministers of the European Union approved a regulation (the "Regulation") requiring all companies that are governed by the law of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005.

As a company registered in Bermuda and therefore not governed by the law of a member state of the European Union the Company has, under the present rules of the UK Listing Authority, the choice of preparing its consolidated financial statements in accordance with UK GAAP, US GAAP or IFRS. At the current time the Company prepares its financial statements in accordance with UK GAAP and intends to continue to do so until there is any requirement to change for regulatory reasons.

It is expected that there will be significant continuing developments in IFRS between now and 2005 and consequently there is uncertainty about exactly what IFRS will require in 2005. This uncertainty will be reduced as the International Accounting Standards Board finalises and publishes its standards on the first time adoption of IFRS and other key areas such as business combinations and share based payments.

In the meantime, the UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP and plans to issue around 40 new standards or revisions to existing standards over the next two years, some of which have already been issued in the form of Financial Reporting Exposure Drafts ("FREDs"). It is also possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

The Group will adopt any FREDs when they become effective and part of UK GAAP. The transition of UK GAAP to IFRS and/or the adoption of IFRS is likely to have a material impact on the Group's financial position and reported results, although it is not possible for the Directors to quantify the impact at this time.

PART XIV

DEPOSITARY INTERESTS: TERMS OF DEED POLL

THIS DEED POLL is made on 12 June 2003

BY CAPITA IRG TRUSTEES LIMITED an English company, number 2729260, whose registered office is at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU (the "Depositary"), which expression shall, unless the context otherwise requires, include any successor depositary appointed in accordance with clause 13.2 of this Deed, in favour of the holders of Benfield Depositary Interests as hereinafter defined.

WHEREAS:

(A) Benfield Group Limited ("Benfield") is a company incorporated in Bermuda.

(B) The Regulations and the CREST Manual do not provide for the direct holding and settlement of foreign securities such as Benfield Securities by participants in CREST.

(C) Application has been made for the Benfield Securities to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities.

(D) The Depositary has determined to constitute and issue from time to time, upon the terms of this Deed, series of Benfield Depositary Interests, each such series representing a particular Class of Benfield Securities, with a view to facilitating the indirect holding of, and settlement of transactions in, Benfield Securities of each Class concerned by participants in CREST in accordance with the arrangements described in the CREST Manual.

(E) The Financial Services Authority in its capacity as UK Listing Authority has confirmed that the First Series of Benfield Depositary Interests will not require a listing separate from that of the particular Class of Benfield Securities which it represents.

(F) London Stock Exchange plc has confirmed that the Benfield Depositary Interests will not require an ISIN separate from that of the particular Class of Benfield Securities which it represents.

(G) The Depositary has arranged with the Operator for the First Series of Benfield Depositary Interests to be admitted to CREST as participating securities.

(H) Title to the Benfield Depositary Interests shall be evidenced only by entry on the Benfield Depositary Interest Register and may be transferred only by means of the CREST system.

(I) CAPITA IRG PLC, an English company, number 2605568, which is already a System Participant, has been retained by the Depositary to maintain the Benfield Depositary Interest Register on behalf of the Depositary.

NOW IT IS WITNESSED AND DECLARED as follows:-

1. INTERPRETATION

1.1 In this Deed the following expressions shall have the following meanings:-

Agent	any agent appointed by the Depositary pursuant to this Deed;
Benfield	Benfield Group Limited, a company incorporated in Bermuda with limited liability under the Bermuda Companies Act 1981 with registered number 31639 which is to be listed on the London Stock Exchange;
Benfield Depositary Interest Register	in relation to a particular series of Benfield Depositary Interests, the register of Holders referred to in clause 2.9 and maintained in the United Kingdom on behalf of the Depositary by the Benfield Depositary Interest Registrar;
Benfield Depositary Interest Registrar	CAPITA IRG PLC or such other CREST Registrar who for the time being maintains the Benfield Depositary Interest Register;

Benfield Depositary Interests	Benfield Depositary Interests of a particular series issued in uncertificated form from time to time by the Depositary on the terms and conditions of this Deed and in accordance with the Regulations, title to which is evidenced by entry on the Benfield Depositary Interest Register and which represent a particular Class of Benfield Securities;
Benfield Securities	securities issued by Benfield in accordance with its Memorandum and Bye-Laws or other constitutive documents, whether recorded on a register or otherwise howsoever, and which are not participating securities (as defined in the Regulations); but excluding such securities or Classes of securities as the Depositary may from time to time determine;
Board Resolution	the resolution of the Board of Directors of Benfield duly passed on 12 June 2003 by virtue of which Benfield treats a CREST Transfer or a Demat Form in which either no transferee or a transferee other than the Custodian is specified together with a Stock Deposit Transaction for a number of Benfield Depositary Interests equivalent to that specified in such CREST Transfer or Demat Form as valid instruments of transfer of shares in the capital of Benfield and to authorise the same for registration as valid transfers of the number of securities specified therein to the Custodian;
Bye-laws	the bye-laws of Benfield as amended or replaced from time to time;
Class	a particular class of Benfield Securities, units of which are for the time being in issue, where all the individual units of the Class concerned are identical in all respects and cannot be separately distinguished;
CREST Manual	the document entitled the "CREST Manual" issued by the Operator but excluding the CREST International Manual;
CREST member	a person who has been admitted by the Operator as a system member;
CREST Rules	rules within the meaning of the Regulations and/or the FSMA made by the Operator;
CREST system	the meaning ascribed thereto in the Glossary of the CREST Manual;
CREST Transfer	the form of stock transfer in use from time to time within the CREST system for a transfer of a certificated unit of a participating security to a CREST member to be held by a CREST member in uncertificated form;
Custodian	subject to clause 3.3, any custodian or custodians or any nominee of any such custodian of the Deposited Property as may from time to time be appointed by the Depositary for the purposes of this Deed;
Demat Form	the CREST Dematerialisation Request Form in use from time to time within the CREST system for conversion of a unit of a participating security held by a CREST member into uncertificated form;
Deposited Benfield Securities	means Benfield Securities of a particular Class or entitlements thereto from time to time credited to an account of the Custodian on behalf of the Depositary in the Share Register which are to be held under the terms of this Deed and in respect of which Benfield Depositary Interests of a series representing that Class of Benfield Securities shall be issued pursuant to the terms of this Deed;

Deposited Property	in relation to a particular Class of Benfield Securities, the Deposited Benfield Securities and all and any rights and other securities, property and cash for the time being held by or for the Custodian or the Depositary and attributable to the Deposited Benfield Securities;
First Series of Benfield Depositary Interests	all Benfield Depositary Interests from time to time constituted and issued in accordance with this Deed in relation to Benfield Securities which are Common Shares of £0.01 each having the rights set out in the Memorandum and Bye-Laws;
FSA	the Financial Services Authority;
FSMA	The Financial Services and Markets Act 2000;
Holder	in relation to a particular Class of Benfield Securities and subject to clause 6.2.1, the CREST member recorded in the Benfield Depositary Interest Register for the time being as the holder of a Benfield Depositary Interest of the series which represents Benfield Securities of that Class; and, where the context admits, shall include a former Holder and the personal representatives or successors in title of a Holder or former Holder;
Liabilities	any liability, damage, loss, cost, claim or expense of any kind or nature whether direct, indirect, special, consequential or otherwise;
Membership Agreement	the agreement entered into by a Holder with the Operator pursuant to which the Operator agreed to admit the Holder as a system-member;
Memorandum	the memorandum of association of Benfield as amended or replaced from time to time;
Operator	CRESTCo Limited or such other person who is for the time being the Operator of the CREST system for the purposes of the Regulations;
Proceedings	any proceeding, suit or action of any kind and in any jurisdiction arising out of or in connection with this Deed or its subject matter;
Regulations	The Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) and such other regulations under Section 207 of the Companies Act 1989 as are applicable to the Operator and/or the CREST relevant system and are from time to time in force;
Share Register	means the register of members of Benfield maintained in accordance with its Bye-Laws or other constitutive document by Benfield or on behalf of Benfield by the Share Registrar;
Share Registrar	the person who for the time being maintains the Share Register;
Stock Deposit Transaction	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a Stock deposit;
Stock Withdrawal Transaction into Own Name	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a Stock withdrawal and which does not include a transferee; and
Stock Withdrawal Transaction into New Name	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a Stock withdrawal and which includes a transferee.

1.2 In this Deed, unless otherwise specified:-

1.2.1 references to clauses, sub-clauses, schedules and paragraphs are to clauses, sub-clauses, schedules and paragraphs, of this Deed;

1.2.2 headings to clauses and paragraphs are for convenience only and do not affect the interpretation of this Deed;

1.2.3 references to a "person" shall be construed so as to include any individual, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having a separate legal personality) of two or more of the foregoing;

1.2.4 references to any statute or statutory instrument or any provision thereof shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

1.2.5 words importing the singular shall include the plural and vice versa unless the context otherwise requires;

1.2.6 references to fees, costs, charges, expenses or other payments, shall be exclusive of any value added tax or similar tax charged or chargeable in respect thereof; and when any value added tax is chargeable, the Depositary shall be entitled to recover that tax in addition to the stated fees, costs, charges, expenses or other payments;

1.2.7 words and phrases defined in the Regulations, the CREST Rules, and the CREST Manual which are not defined in this Deed shall have the same meanings where used herein unless the context otherwise requires;

1.2.8 in construing this Deed, general words shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things or by particular examples intended to be embraced by the general words;

1.2.9 any provision to the effect that the Depositary shall not be liable in respect of a particular matter shall be construed to mean that the Depositary shall not have any liability which the Depositary might, in the absence of such a provision, incur, whether the Depositary could incur such a liability:-

(a) under the terms of this Deed or any other agreement or instrument relating to the CREST system (whether such terms are express or implied by statute, law or otherwise);

(b) in tort;

(c) for misrepresentation;

(d) for breach of trust or of any other duty imposed by law; or

(e) in any other way;

1.2.10 unless otherwise stated, nothing in this Deed is intended to confer a benefit on any third party, and no term in this Deed will, therefore, be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any party other than the Depositary and any Holder. For these purposes, a term of this Deed shall only be "otherwise stated" if it incorporates an express reference to a right or benefit of the Custodian or Benfield;

1.2.11 if a benefit is conferred on any third party in accordance with clause 1.2.10, the Depositary may rescind or vary any term of this Deed in accordance with its terms without the consent of the third party at all times.

2. FORM AND ISSUE OF BENFIELD DEPOSITARY INTERESTS

2.1 Subject to clause 6.2, the Depositary shall only issue and transfer Benfield Depositary Interests to CREST members who in accepting such issue or transfer give CRESTCo the authority to confirm such membership and supply a copy of their Membership Agreement to the Depositary. In accepting any issue or transfer to it of Benfield Depositary Interests, each Holder shall be deemed to be accepting and agreeing to the terms of this Deed and all obligations imposed on it hereunder.

2.2 Subject to the provisions of this Deed, the Depositary shall issue to a CREST member such number or amount of Benfield Depositary Interests of a particular series as is equal to the number or amount (as the case may be) of Benfield Securities of the relevant Class issued or transferred to the Custodian on behalf of the Depositary, for the account of that CREST member.

2.3 Subject to the provisions of this Deed, the Depositary shall only issue Benfield Depositary Interests upon either:-

2.3.1 receipt by the Depositary of a CREST Transfer or a Demat Form in respect of a specified number and Class of Benfield Securities which, in either case, has been executed by or on behalf of the holder of such Benfield Securities; or

2.3.2 the issue to the Custodian on behalf of a CREST member of a specified number and Class of Benfield Securities; and in either case;

2.3.3 receipt by the Depositary of a Stock Deposit Transaction for an equivalent number of Benfield Depositary Interests.

2.4 Receipt by the Depositary of:

2.4.1 a CREST Transfer or a Demat Form as referred to in clause 2.3.1; and

2.4.2 a Stock Deposit Transaction for a number of Benfield Depositary Interests equivalent to that specified in such CREST Transfer or Demat Form;

shall by virtue of the Board Resolution constitute an instrument of transfer of such Benfield Securities in favour of the Custodian as transferee and by virtue of this clause but subject to the provisions of this Deed, be deemed to constitute:

(a) an irrevocable instruction to the Depositary to issue an equivalent number of Benfield Depositary Interests in the name of the CREST member in whose favour such CREST Transfer is made or in whose name such Demat Form is made; and

(b) an irrevocable direction to the Depositary or the Benfield Depositary Interest Registrar on its behalf, to adjust by means of a registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of Benfield Depositary Interests;

and accordingly, forthwith upon receipt of the same the Depositary shall, subject to the provisions of this Deed:

(i) procure that there is forthwith delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Benfield Securities of the Class concerned equal to the number or amount of Benfield Depositary Interests so issued;

(ii) issue such Benfield Depositary Interests; and

(iii) send such Registrar's adjustment transaction.

2.5 The issue to the Custodian on behalf of a CREST member of a specified number and Class of Benfield Securities shall be deemed, subject to the provisions of this Deed, to constitute:

(a) an irrevocable instruction to the Depositary to issue an equivalent number of Benfield Depositary Interests in the name of the CREST member in whose favour such Benfield Securities are issued; and

(b) a direction to the Depositary or the Benfield Depositary Interest Registrar on its behalf, to adjust by means of a registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of Benfield Depositary Interests;

and, accordingly, forthwith upon the issue of such Benfield Securities, the Depositary shall, subject to the provisions of this Deed:

(i) procure that there is forthwith delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Benfield Securities of the Class concerned equal to the number or amount of Benfield Depositary Interests so issued;

(ii) issue such Benfield Depositary Interests; and

(iii) send such Registrar's adjustment transaction.

2.6 The sending by the Depositary or the Benfield Depositary Interest Registrar of a Registrar's adjustment transaction in accordance with this Deed is taken to constitute confirmation by the Depositary that:

2.6.1 the relevant number of Benfield Depositary Interests has been issued in the name of the relevant CREST member; and that

2.6.2 there has been delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Benfield Securities of the Class concerned equal to the number or amount of Benfield Depositary Interests so issued.

2.7 If at any time after the date of this Deed Benfield creates any separate Class(es) of Benfield Securities then any Benfield Depositary Interests to be issued in respect of any such separate Class of Benfield Securities shall be issued in series, each series representing interests in a separate Class of Benfield Securities.

2.8 Benfield Depositary Interests shall be issued on the terms and conditions set forth or referred to in or prescribed pursuant to this Deed and the CREST Manual, in each case as from time to time amended.

2.9 The Depositary shall maintain in England separate registers in respect of each series of Depositary Interests in accordance with the Regulations. Each such register shall record:-

2.9.1 the number of Benfield Depositary Interests outstanding from time to time;

2.9.2 the name and address of each person holding the Benfield Depositary Interests;

2.9.3 how many Benfield Depositary Interests each such person holds;

2.9.4 the date of issue and cancellation and changes in ownership in respect of all of Benfield Depositary Interests.

2.10 Title to Benfield Depositary Interests shall be evidenced only by entry on the Benfield Depositary Interest Register and may be transferred only by means of the CREST system.

2.11 Benfield Depositary Interests may be issued only in uncertificated form. A request for conversion of Benfield Depositary Interests into certificated units of a security for the purposes of the Regulations shall be deemed to be a request to the Depositary for cancellation of such Benfield Depositary Interests and withdrawal of the Deposited Property represented by such Benfield Depositary Interests in accordance with this Deed.

2.12 Subject to clause 10.2, Benfield Depositary Interests shall be transferable free from any equity, set-off or counterclaim between the Depositary and the original or any intermediate Holder.

2.13 The Depositary shall have no obligation to arrange for the Benfield Depositary Interests to be listed on any stock exchange or quoted or permitted to be dealt in or on any other market.

2.14 The Benfield Depositary Interests have not been and will not be registered under the securities legislation of any territory other than England and Wales.

2.15 Save for the trusts declared by clause 5.1 of this Deed, the Depositary shall not be bound by or compelled to recognise any express, implied or constructive trust or other interest in respect of Deposited Property, even if it has actual or constructive notice of the said trust or interest. The Depositary does not undertake any duty or obligation to any person (other than a Holder) and accepts no liability to any such person.

2.16 Benfield Depositary Interests may be cancelled by the Depositary pursuant to clauses 6, 7 and 9.3 and, so far as the Depositary considers appropriate, in the circumstances contemplated in clauses 9.11, 9.13, 10.2 and 11.1.

2.17 The Depositary shall maintain in respect of each Holder:

2.17.1 a securities account showing the amount of Deposited Benfield Securities attributable to that Holder and,

if and so long as the Deposited Property includes cash;

2.17.2 a cash account recording the cash amounts (if any) attributable to such Deposited Benfield Securities.

3. APPOINTMENT OF CUSTODIAN

3.1 The Depositary shall from time to time appoint one or more persons to act for it as Custodian. The function of the Custodian shall be to hold such of the Deposited Property as may be designated from time to time by the Depositary, and any cash or other property derived from such Deposited Property, on behalf of the Depositary. The Custodian shall be subject at all times and in all respects to the direction of the Depositary and shall be responsible solely to it. The Depositary may at any time terminate the appointment of any Custodian and appoint a successor Custodian. The Custodian may be a member of the same group of companies as the Depositary.

3.2 The Depositary shall require the Custodian to ensure that all Deposited Property held by the Custodian is identified as being held on behalf of the Depositary for the account of Holders. The Depositary shall not be liable to earn any interest on or to account to Benfield or any Holder or any other person for any interest earned on moneys held either by it or by the Custodian or by any Agent which shall have been paid by or on behalf of Benfield or any Holder under this Deed or shall otherwise have been received in respect of Deposited Property.

3.3 Notwithstanding the provisions of clause 3.1, the Depositary may, to the extent permitted by applicable laws and regulations to which it is subject, itself perform the functions of the Custodian, in which case references in this Deed to the Custodian shall be deemed to be references to the Depositary.

4. DEPOSIT OF DEPOSITED PROPERTY; FURTHER PROVISIONS

4.1 Each person to whom Benfield Depositary Interests are to be issued pursuant to this Deed (the "Taker") shall be bound to give such warranties and certifications to the Depositary as the Depositary may reasonably require. Each Taker shall in any event be taken to warrant that Benfield Securities which are transferred or issued to the Custodian on behalf of the Depositary for the account of the Taker are transferred or, as the case may be, issued free and clear of all liens, charges, encumbrances or third party interests (other than the interests therein arising pursuant to clause 5 of this Deed) and that such transfers or, as the case may be, such issues of Benfield Securities to the Custodian are not in contravention of the Memorandum and Bye-Laws or other constitutive documents of Benfield or of any contractual obligation binding on the Taker or the person making the transfer or of any applicable law or regulation or order binding on or affecting the Taker or the person making the transfer, and the Taker shall indemnify the Depositary and keep it indemnified from and against any liability which it may suffer by reason of any breach of any such warranty.

4.2 The Depositary shall be entitled to refuse to accept Benfield Securities for deposit hereunder:

4.2.1 whenever it is notified in writing that Benfield has restricted the transfer thereof to comply with ownership restrictions under applicable law or under the Bye-laws or any contractual provision binding Benfield; or

4.2.2 if the Depositary is requested to do so by or on behalf of Benfield in order to facilitate Benfield's compliance with or to avoid any breach of any securities or other laws in any jurisdiction; or

4.2.3 if such action is deemed necessary or advisable by the Depositary at any time or from time to time because of any requirement of any applicable law or of any government or governmental authority, body or agency or any regulatory authority or the Operator, or under any provision of this Deed or for any other reason.

5. DECLARATION OF TRUST; NO SECURITY INTEREST; DUTIES WITH RESPECT TO DEPOSITED PROPERTY

5.1 The Depositary hereby declares and confirms that it holds (itself or through the Custodian) as bare trustee and will so hold, subject to the terms of this Deed, all the Deposited Property pertaining to each series of Benfield Depositary Interests for the benefit of the Holders of that series as tenants in common and that each of the Holders is entitled to rights in relation to the relevant Deposited Property accordingly. For the avoidance of doubt, in acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly undertaken by it in this Deed and, except to the extent expressly provided by this Deed, does not assume any relationship of trust for or with the Holders or any other person.

5.2 Nothing in this Deed is intended to nor shall create a charge or other security interest in favour of the Depositary. Any right or power of the Depositary in respect of the Deposited Property is reserved by the Depositary under its declaration of trust contained in clause 5.1 and is not given by way of grant by any Holder.

5.3 The Depositary shall promptly pass on to and, so far as it is reasonably able, exercise on behalf of and shall ensure that the Custodian promptly passes on to and, so far as it is reasonably able, exercises on behalf of the relevant Holder(s) all rights and entitlements which it or the Custodian receives or is entitled to in respect of Deposited Benfield Securities in accordance with this Deed and which are capable of being passed on or exercised.

5.3.1 Any such rights or entitlements to cash distributions, to information, to make choices and elections, and to call for, attend and vote at general meetings and any class meetings shall, subject to the other provisions of this Deed, be passed on to the relevant Holder(s) forthwith upon being received by the Custodian in the form in which they are received by the Custodian together with such amendments or such additional documentation as shall be necessary to effect such passing-on or, as the case may be, exercised in accordance with the terms of this Deed.

5.3.2 Any such rights or entitlements to any other distributions, including but not limited to scrip dividends, to bonus issues or arising from capital reorganisations shall be passed on to the relevant Holder(s) (a) by means of the consolidation, sub-division, change in currency denomination, cancellation and/or issue of Benfield Depositary Interests to reflect the consolidation, sub-division, change in currency denomination, and/or cancellation of the underlying Deposited Benfield Securities or the issue of additional Benfield Depositary Interests to the relevant Holder(s) to reflect the issue of additional Benfield Securities to the Custodian and (b) in either case forthwith following such consolidation, sub-division, change in currency denomination, and/or cancellation or issue of such Benfield Securities as the case may be.

5.3.3 If arrangements are made which allow a Holder to take up any rights in Benfield Securities requiring further payment from a Holder, it must if it wishes the Depositary to exercise such rights on its behalf put the Depositary in cleared funds before the relevant payment date or such other date that the Depositary may notify the Holders in respect of such rights.

5.3.4 The Depositary will accept all compulsory purchase and similar notices in respect of Benfield Depositary Interests but will not, and the Custodian will not, exercise choices, elections or voting or other rights or entitlements in the absence of express instructions from the relevant Holder.

5.3.5 The Depositary shall re-allocate any Benfield Securities or distributions which are allocated to the Custodian and which arise automatically out of any right or entitlement to Deposited Benfield Securities to Holders pro-rata to the Deposited Benfield Securities held for their respective accounts provided that the Depositary shall not be required to account for any fractional entitlements arising from such re-allocation which fractional entitlements shall be aggregated and given to charity.

5.3.6 Any other rights or entitlements shall be passed on to or, as the case may be, exercised on behalf of, Holders in such manner and by such means as the Depositary shall in its absolute discretion determine.

5.4 The Depositary will not be bound to take notice of, nor to see to the carrying out of, any trust, mortgage, charge, pledge or claim in favour of any other person. A receipt from a Holder (or from a Holder's personal representatives or nominated transferee in accordance with clause 6) for the Benfield Depositary Interests will free the Depositary from responsibility to any such other person in respect of any such interest. The Depositary may ignore any notice it receives of the right, title, interest or claim of any other person to an interest in those assets, except where the interest is conferred by operation of law.

6. WITHDRAWAL OF DEPOSITED PROPERTY ON TRANSFER AND RELATED MATTERS

6.1 Subject to the provisions of this Deed, the Depositary shall only cancel Benfield Depositary Interests and transfer the Deposited Property represented thereby upon the request of the Holder.

6.2 The receipt by the Depositary of either a Stock Withdrawal Transaction into Own Name or a Stock Withdrawal Transaction into New Name for a specified number of Benfield Depositary Interests shall in addition to the meaning attributed to it within the CREST system (if different) be deemed to constitute:

6.2.1 in the event of a Stock Withdrawal Transaction into New Name, an irrevocable instruction to the Benfield Depositary Interest Registrar to debit the account on the Benfield Depositary Interest Register of the CREST member who issued such Stock Withdrawal Transaction and credit the account of the transferee specified in such Stock Withdrawal Transaction, whether or not a CREST member, in each case with the relevant number of Benfield Depositary Interests and for the avoidance of doubt any such transferee whether or not a CREST member shall not become a Holder;

6.2.2 in the event of a Stock Withdrawal Transaction (whether into New Name or Own Name) an irrevocable request from the Holder on the Benfield Depositary Interest Register for those Benfield Depositary Interests to be cancelled and for the Deposited Property represented thereby to be withdrawn; and

6.2.3 an irrevocable instruction from the Holder on the Benfield Depositary Interest Register to the Custodian to forthwith transfer the relevant Deposited Property to the transferee specified in such Stock Withdrawal Transaction into New Name or, in the case of a Stock Withdrawal Transaction into Own Name, the Holder of the relevant Benfield Depositary Interests (in either case the "Transferee") and to pay any money comprised in or referable to the Deposited Property relating to such Benfield Depositary Interests to such Transferee.

6.3 In respect of any transfer to the Transferee:

6.3.1 The Depositary shall be entitled to deliver to the Transferee, in lieu of the relevant Deposited Benfield Securities to which he is entitled, any securities into which such Deposited Benfield Securities

have been converted, sub-divided, re-denominated or consolidated, any securities which are substituted by Benfield for such Deposited Benfield Securities or any proceeds and/or securities received or issued in lieu of such Deposited Benfield Securities as a result of any corporate event of or affecting Benfield; and

6.3.2 without prejudice to the generality of clause 6.3.1, where the Depositary has at the direction of the Holder assented Deposited Benfield Securities to a third party pursuant to a take-over offer, the Depositary shall deliver to the Transferee in question the proceeds and/or securities received in respect of the assented Benfield Deposited Securities attributed to the Benfield Depositary Interests being withdrawn in lieu of such Deposited Benfield Securities;

in each case as soon as practicable following receipt if the same have not been received by the Depositary by the time of receipt of the relevant Stock Withdrawal Transaction whether into Own Name or into New Name.

6.4 Notwithstanding the provisions of clause 6, the Depositary shall not be required to make arrangements for the transfer of Benfield Securities of a particular Class during any period when the Share Register is closed.

6.5 The Depositary shall not be liable to a Holder or a Transferee if any Deposited Property cannot be delivered to or to the order of a Transferee by reason of any prohibition imposed upon the Depositary or the Holder by applicable law or any other matter beyond the Depositary's reasonable control.

6.6 Notwithstanding the withdrawal of Deposited Benfield Securities under this clause 6, income distributions attributable thereto will be dealt with in accordance with clause 5.

6.7 Any person requesting cancellation of Benfield Depositary Interests may be required by the Depositary to furnish it with such reasonable proof, certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity and with such further documents and information as the Depositary may reasonably deem necessary or appropriate for the administration or implementation of this Deed in accordance with applicable laws and regulations. The Depositary may withhold delivery of the Deposited Property until such items are so furnished.

7. COMPULSORY WITHDRAWAL

7.1 If it shall come to the notice of the Depositary, or if the Depositary shall have reason to believe, that any Benfield Depositary Interests:

7.1.1 are owned directly or beneficially by any person in circumstances which, in the opinion of the Depositary, might result in the Depositary or the Custodian suffering any liability to taxation or pecuniary, fiscal or material regulatory disadvantage which it might not otherwise have suffered; or

7.1.2 are owned directly or beneficially by, or otherwise for the benefit of, any person in breach of any law or requirement of any jurisdiction or governmental authority or so as to result in ownership of any Benfield Securities exceeding any limit under, or otherwise infringing, the Memorandum, Bye-laws or other constitutive document of or law applicable to Benfield or the terms of issue of the Benfield Securities; or

7.1.3 are owned directly or beneficially by, or otherwise for the benefit of, any person who fails to furnish to the Depositary such proof, certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity, as the Depositary may deem necessary or appropriate for the administration or implementation of this Deed in accordance with applicable laws and regulations, including (without limitation) information specified in the CREST Manual; or

7.1.4 are owned by a Holder who ceases at any time to be, or is suspended in whole or in part as, a CREST member for any reason; or

7.1.5 cease to be capable of being held in the CREST system; or

7.1.6 are held by a Holder who has failed to duly and punctually perform any obligation to the Depositary or Custodian or Benfield imposed upon him by virtue of this Deed or any other agreement or instrument to which he is a party or by which he is bound with respect to those or any other Benfield Depositary Interests, and in relation to whom the Depositary determines that it is appropriate that

the provisions of this clause shall apply, then the Holder shall be deemed to have requested the cancellation of his Benfield Depositary Interests and the withdrawal of the Deposited Benfield Securities represented by his Benfield Depositary Interests.

7.2 On the Holder being deemed, at the election of the Depositary, to have requested the withdrawal of the Deposited Benfield Securities represented by his Benfield Depositary Interests pursuant to clause 7.1, the Depositary shall make such arrangements to the extent practicable and permitted by applicable law and regulation for the delivery of the Deposited Property represented by the Holder's Benfield Depositary Interests to the Holder as the Depositary shall think fit. Without limitation, the Depositary may:-

7.2.1 arrange for the Benfield Depositary Interests of such Holder to be transferred (or cancelled and re-issued) to a CREST member selected by the Depositary who shall hold the same as nominee for such Holder on such terms as the Depositary or that CREST member shall think fit; or

7.2.2 arrange for such Benfield Depositary Interests to be cancelled and for the Deposited Property represented thereby to be transferred to such Holder; or

7.2.3 in its absolute discretion, liquidate all or part of the Deposited Property and deliver the net proceeds in respect thereof to the Holder.

The Depositary shall be entitled to deduct such fees, costs, duties, taxes and charges as may be applicable and any other sums owing to the Depositary in accordance with the provisions of this Deed from the Deposited Property or from the net proceeds thereof before delivering the same to the Holder. If any official consents need to be obtained prior to the delivery of the Deposited Property or the net proceeds thereof to the Holder, the Depositary shall make such arrangements with respect to the Deposited Property or the net proceeds thereof as it shall see fit.

8. AUTHORISATIONS, CONSENTS, etc.

8.1 The Depositary warrants that it is an authorised person under the FSMA and is duly authorised to carry out the custodial and other activities required of it by this Deed in accordance with that Act and undertakes that, if and so long as this Deed remains in force, it shall, at its own burden and expense, maintain that status and authorisation or any corresponding status under any legislation or regulatory requirement in England which may from time to time apply to the carrying on of such activities in addition to or in substitution for the requirements of the FSMA. Subject to clause 9, the Depositary further warrants that it shall, and shall procure that every Benfield Depositary Interest Registrar, Custodian, Agent or other person appointed by the Depositary pursuant to this Deed shall, at all times and in all respects comply with and maintain in place all necessary registrations/notifications and procedures to comply with, the Data Protection Act 1998 at no cost to any Holder.

8.2 Subject to clause 8.1, if any other governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required in order for the Depositary to receive Benfield Securities to be deposited hereunder and/or for Benfield Depositary Interests representing the same to be issued pursuant to this Deed, or in order for Benfield Securities or other securities or property to be distributed or to be subscribed or acquired in accordance with the provisions prescribed in or pursuant to this Deed, the prospective Holder shall apply for such authorisation, consent, registration, or permit or file such report within the time required. The Depositary shall not be bound to issue Benfield Depositary Interests or distribute, subscribe or acquire Benfield Securities or other property with respect to which such authorisation, consent, registration, permit or such report shall not have been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit or to file any such report except in circumstances where the same may only be obtained or filed by the Depositary and only without unreasonable burden or expense.

9. LIABILITY

9.1 The Depositary shall not incur any liability to any Holder or to any other person for any Liabilities suffered or incurred arising out of or in connection with the performance or non-performance of its obligations or duties whether arising under this Deed (other than those specified in clauses 2.2 and 3.2) or otherwise save to the extent that such Liabilities result from its negligence or wilful default or fraud or that of any person for whom the Depositary is vicariously liable provided that the Depositary shall not incur any such liability as a result of the negligence or wilful default or fraud of any Custodian or Agent which is not a member of the same group of companies as the Depositary unless the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or Agent. Nor shall the Depositary incur any such liability if any Liability suffered or incurred by the Holder is attributable to or results from the negligence or wilful default or fraud of the Operator or Benfield or the acts or omissions of any person who

provides banking services in connection with the CREST system. Except in the case of personal injury or death, any liability incurred by the Depositary to a Holder under this Deed will be limited to:

(a) the value (at the date the act, omission or other event giving rise to the liability is discovered and as if such act, omission or other event had not occurred) of the Deposited Property that would have been properly attributable (if such act, omission or other event had not occurred) to the Benfield Depositary Interests to which the liability relates; or if less;

(b) that proportion of £10 million which corresponds to the proportion which the amount the Depositary would otherwise be liable to pay to the Holder bears to the aggregate of the amounts that the Depositary would otherwise be liable to pay to all or any Holders in respect of the same act, omission or event which gave rise to such liability or if there are no such other amounts, £10 million.

9.2 The Depositary shall not incur any liability to any Holder or to any other person if, by reason of:

9.2.1 any provision of any present or future law or regulation of any jurisdiction or of any governmental authority, or by reason of the interpretation thereof; or

9.2.2 the Bye-Laws or other constitutive document of Benfield; or

9.2.3 the provisions of the CREST Manual or CREST Rules or the application thereof; or

9.2.4 any refusal or failure of the Operator or of any other person to provide any service in relation to the CREST system or any operational failure of the CREST system; or

9.2.5 any act or omission of Benfield; or

9.2.6 any other computer failure; or

9.2.7 any circumstance beyond the reasonable control of the Depositary,

the performance by it or any other person of any act or thing which is required or permitted or contemplated to be done or performed by or pursuant to this Deed shall be prevented or delayed or required to be effected in some manner or to an extent which is different in any respect from that provided for or contemplated by this Deed.

9.3 If and to the extent that by virtue of laws of any jurisdiction outside the United Kingdom, or the application or operation of those laws in any particular event or circumstance, or by virtue of the provisions of the Memorandum and Bye-Laws or other constitutive documents of Benfield or the application or operation of those provisions in any particular event or circumstance, the Depositary or the Custodian does not acquire unconditional and absolute title or right to any Deposited Property, or acquires a title or right to any Deposited Property which is in any manner encumbered or defective or liable to be displaced or avoided, or where as a result of an event or circumstance beyond the Depositary's reasonable control the Deposited Property is reduced or depleted or the Depositary does not hold sufficient Benfield Securities to cover the Benfield Depositary Interests in issue, neither the Depositary nor the Custodian shall be in any way liable to any Holder or any other person by reason thereof; but in any such case the Depositary shall be entitled to take or cause to be taken such action as shall in its opinion be reasonable or appropriate, including without limitation the cancellation without compensation of the Benfield Depositary Interests of any Holder(s) determined by the Depositary whether or not such Holder(s) are in any way responsible for the relevant event or circumstance; and each Holder agrees that, by acquiring and holding Benfield Depositary Interests representing Benfield Securities by means of the arrangements contemplated by this Deed, he accepts the risk that, by virtue of such laws or terms and conditions, or the application or operation thereof, or any such event or circumstance, his interest in any relevant Deposited Property may not be entire, complete and unimpeachable.

If the Depositary becomes entitled to take or cause to be taken action as aforesaid, it will in its sole discretion consider whether it may directly or indirectly transfer or make available to any Holder adversely affected, in whole or in part, the benefit of any rights, claims or other assets which may be available to the Depositary and which pertain to the matter(s) giving rise to the relevant event or circumstance.

9.4 The Depositary may rely on, and shall not be liable for any loss suffered by any Holder or any other person by reason of its having accepted (or the Custodian or any other Agent or Benfield or its agents having accepted) as valid and having relied upon, any written notice, request, direction, transfer, certificate for Benfield Securities (or other securities) electronic communication or any other document or any translation thereof or communication reasonably believed by it in good faith to be genuine notwithstanding that the same shall have been forged or shall not be genuine or accurate or shall not have been duly authorised or delivered.

9.5 The Depositary may act, or take no action, on the advice or opinion of, or in reliance upon, any certificate or information obtained from, Benfield or any reputable lawyer, valuer, accountant, banker, broker, information provider, settlement system operator registrar or other expert whether obtained by Benfield, the Depositary or otherwise and shall not except where any such person is a member of the same group of companies as the Depositary be responsible or liable to any Holder or any other person for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons depositing Benfield Securities or otherwise entitled to the issue of Benfield Depositary Interests. Any such advice, opinion, certificate or information may be sent or obtained by letter, telex, facsimile transmission, e-mail, telegram, cable or other electronic communication and the Depositary shall not be liable for acting on any such advice, opinion, certificate or information notwithstanding that the same shall have been forged or shall not be genuine or accurate.

9.6 The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other written communication, purporting to be signed on behalf of Benfield by a director of Benfield or by a person duly authorised in writing by a director of Benfield or such other certificate from any such person as is specified in clause 9.5 which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible to any Holder or any other person for any loss or liability that may be occasioned by the Depositary acting on such certificate.

9.7 The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by Benfield of any of its obligations, including, without limitation, those arising under or in connection with applicable law, or any contract or instrument to which Benfield is a party or by which it or any of its assets is bound. The Depositary makes no representation or recommendation to any person regarding the financial condition of Benfield or the advisability of acquiring Benfield Depositary Interests or Benfield Securities or other property or as to the type or character or suitability thereof and takes no responsibility for the operations of Benfield or the effect thereof on the value of the relevant Benfield Securities or Benfield Depositary Interests or any rights derived therefrom.

9.8 The Depositary, the Custodian and any Agent may engage or be interested in any financial or other business transactions with Benfield or any other member of any group of which Benfield is a member, or in relation to the Deposited Property (including, without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in Benfield Depositary Interests for their own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by them otherwise than in the capacity of Depositary or Custodian or Agent (as the case may be) in relation to matters arising under this Deed (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to the Holders or any other person for any profit arising therefrom.

9.9 The Depositary shall endeavour to effect any sale of securities or other property or transferable right and any conversion of currency as is referred to or contemplated by this Deed in accordance with its normal practices and procedures but shall have no liability with respect to the terms of such sale or conversion or if the effecting of such sale or conversion shall not be reasonably practicable.

9.10 The Depositary shall have no responsibility whatsoever to any Holder or any other person as regards any deficiency which might arise because the Depositary is subject to or accountable for any tax in respect of any or any part of the Deposited Property or any income or capital distribution or other payment arising therefrom or any proceeds of sale thereof. The Depositary shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required by applicable law in order to comply with its obligations to account for any tax liability in respect thereof.

9.11 Without prejudice to any other powers which the Depositary may have hereunder, the Depositary shall be entitled to enter into any agreement with or give any undertakings to any relevant taxation authority concerning the taxation status of the transactions effected pursuant to this Deed and to do all such things as may be required under the terms of any such agreement or undertakings.

9.12 Notwithstanding anything else contained in this Deed but subject always to the rights of a Holder under clause 5, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any of the CREST Rules or any regulation or requirement of any regulatory authority or other body which is binding upon it, or which would or might otherwise in its reasonable opinion

render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, regulation or requirement or which is in its opinion necessary to avoid any such liability.

9.13 No provision of this Deed shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder. If, notwithstanding this provision, the Depositary reasonably does so, it shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to account for any loss or liability suffered by the Depositary in respect thereof.

9.14 All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Holders or their agents will be delivered to or sent to or from them at their own risk.

9.15 The Depositary shall not be liable to a Holder in respect of any of its obligations under this Deed if it is unable to fulfil those obligations by reason of any prohibition imposed upon the Depositary or the Holder by applicable law, any benefit attaching to Benfield Securities being unable to pass through the CREST system and alternative arrangements not being agreed with Benfield or any other matter beyond the Depositary's reasonable control.

10. DEPOSITARY'S FEES AND EXPENSES

10.1 The Depositary shall be entitled to charge Holders in respect of the provision of its services under this Deed the fees and expenses notified from time to time.

10.2 The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Benfield Securities or other Deposited Property or the Benfield Depositary Interests, whether under any present or future fiscal or other laws or regulations or otherwise, and such part thereof as is proportionate or in the opinion of the Depositary referable to a Benfield Depositary Interest shall be payable by the Holder thereof to the Depositary at any time on request; or may be deducted from Deposited Property held for the account of the Holder and/or from any amount due or becoming due on such Deposited Property in respect of any dividend or other distribution. In default thereof, the Depositary may in its sole discretion sell, and for the account of the Holder discharge the same out of the proceeds of sale of, any appropriate number of Deposited Benfield Securities or other Deposited Property, and subsequently pay any surplus to the Holder.

11. INDEMNITIES

11.1 A Holder shall be liable for and shall indemnify the Depositary and the Custodian and their respective agents, officers and employees and hold each of them harmless from and against, and shall reimburse each of them for, any and all Liabilities, arising from or incurred in connection with, or arising from any act performed in accordance with or for the purposes of or otherwise related to, this Deed insofar as they relate to Deposited Property held for the account of, or Benfield Depositary Interests held by, that Holder, except for Liabilities caused by or resulting from any wilful default or negligence or fraud of (i) the Depositary or (ii) the Custodian or any Agent if such Custodian or Agent is a member of the same group of companies as the Depositary or if, not being a member of the same group of companies, the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or Agent. The Depositary shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to discharge the obligations of the Holder(s) under this clause.

11.2 The obligations of each Holder under clause 11.1 shall survive any termination of this Deed in whole or in part and any resignation or replacement of the Depositary and any Custodian.

11.3 Should any amount paid or payable under this Deed by a Holder be itself subject to tax in the hands of the recipient or be required by law to be paid under any deduction or withholding, the relevant Holder(s) will pay such sums as will after any such tax, deduction or withholding leave the recipient with the same amount as he would have had if no such tax had been payable and no deduction or withholding had been made and such payments and adjustments shall be made as may be necessary to give effect to this clause 11.3.

12. AGENTS

12.1 The Depositary may from time to time appoint one or more Agents on such terms as the Depositary may think fit to perform any obligations of the Depositary under this Deed and the Depositary may remove any such Agent.

12.2 In particular but without prejudice to the generality of clause 12.1, the Depositary shall be entitled to delegate by power of attorney or otherwise to any Agent, all or any of the powers, authorities and discretions vested in the Depositary by this Deed and such delegation may be made upon such terms and subject to such conditions, including the power to sub-delegate, as the Depositary may think fit.

12.3 Notice of any appointment or removal pursuant to clause 12.1 or any delegation pursuant to clause 12.2 shall, where such matter is in the opinion of the Depositary material to the Holders of any series of Benfield Depositary Interests, be given by or for the Depositary to the Holders of that or those series.

13. RESIGNATION OF THE DEPOSITARY

13.1 Subject to clause 13.2, the Depositary may resign as Depositary by giving at least 30 days' prior notice in writing to that effect to the Holders.

13.2 The resignation of the Depositary shall take effect on the date specified in such notice provided that no such resignation shall take effect until the appointment by the Depositary of a successor Depositary. The Depositary undertakes to use its reasonable endeavours to procure the appointment of a successor Depositary with effect from the date specified in such notice as soon as reasonably practicable following the giving of notice of resignation. Upon any such appointment and acceptance, notice thereof shall be given by or for the Depositary to the Holders as soon as reasonably practicable.

13.3 Upon the resignation of the Depositary (referred to in this clause 13.3 as the "Retiring Depositary") and against payment of all sums due to the Retiring Depositary under this Deed, the Depositary shall deliver to its successor as Depositary (the "Successor") sufficient information and records to enable the Successor efficiently to perform its obligations under this Deed and shall transfer to the Successor or to a Custodian or other Agent appointed by the Successor all Deposited Property held by the Retiring Depositary as trustee under this Deed. Upon the date when such resignation takes effect, any Custodian appointed by the Retiring Depositary shall be instructed by the Retiring Depositary to transfer to the Successor or to a Custodian or other Agent appointed by the Successor the Deposited Property held by it pursuant to this Deed.

14. TERMINATION OF DEED

14.1 The Depositary may terminate this Deed either in its entirety or in respect of one or more series of Benfield Depositary Interests by giving not less than 30 days' prior notice to that effect to the Holders of the Benfield Depositary Interests concerned.

14.2 Termination of this Deed for whatever reason shall be without prejudice to any and all accrued rights, obligations and liabilities of the Depositary and any Holder as at the date of termination.

14.3 During the period from the giving of such notice to the Holders until termination, each Holder shall be entitled to cancel the Benfield Depositary Interests held by it and withdraw the Deposited Property related thereto in accordance with the terms of this Deed.

14.4 If any Benfield Depositary Interests in respect of which this Deed is terminated remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable (i) deliver the Deposited Property then held by it under this Deed in respect of the Benfield Depositary Interests to the respective Holder; or, at its discretion (ii) sell all or part of such Deposited Property; (iii) request the Operator to remove the relevant Benfield Depositary Interests from the CREST system and (iv) following such removal shall not register transfers of the relevant Benfield Depositary Interests, pass on dividends or distributions or take any other action in respect of such Deposited Property, except that it shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums then due to the Depositary, together with any other cash then held by it under this Deed, pro rata to Holders in respect of their Benfield Depositary Interests. After making such sale, the Depositary shall, without prejudice to clause 14.2, be discharged from all further obligations under this Deed, except its obligation to account to Holders for such net proceeds and other cash comprising the Deposited Property without interest.

14.5 For the avoidance of doubt, any obligations of a Holder herein to make payments to the Depositary and indemnify it shall survive any such termination.

15. AMENDMENT OF DEED

15.1 All and any of the provisions of this Deed (other than this clause) may at any time and from time to time be amended or supplemented by the Depositary in any respect which it may deem necessary or desirable by a deed supplemental to this Deed.

15.2 Notice of any amendment or supplement, other than an amendment or supplement of a minor or technical nature which does not in the reasonable opinion of the Depositary materially affect the interests of the Holders of the Benfield Depositary Interests concerned, shall be given by or for the Depositary to the Holders of such series within 30 days of the amendment or supplement taking effect.

15.3 Any amendment or supplement which shall, in the reasonable opinion of the Depositary, be materially prejudicial to the interests of the Holders as a whole or to the Holders of one or more series of Benfield Depositary Interests shall not take effect until 40 days after service of notice on the Holders at which time the Holders shall be deemed to have accepted the amendment or supplement.

15.4 The Depositary shall not be obliged to have regard to the consequences for the Holders of any proposed amendment or supplement to this Deed or the exercise of any power conferred on the Depositary by this Deed except to the extent expressly provided in this Deed.

16. FURTHER ACKNOWLEDGEMENTS BY THE HOLDER

16.1 The Holder acknowledges and agrees that:-

16.1.1 the Depositary has no responsibility for the operation or non-operation of the CREST system; accordingly, the Depositary shall be entitled without further enquiry to execute or otherwise act upon instructions or information or purported instructions or information received by means of the CREST system notwithstanding that it may afterwards be discovered that such instructions or information were not genuine or were not initiated by the Operator, a CREST member or other person authorised to give them; any such execution or action by the Depositary shall, save in the case of wilful default or reckless disregard of its obligations, constitute a good discharge to the Depositary, which shall not be liable for any Liabilities suffered or incurred by the Holder or any other person arising in whatever manner directly or indirectly from and/or as a result of such execution or action;

16.1.2 the Depositary and the Custodian rely on Benfield and/or the Share Registrar to supply information relating to cash distributions, corporate actions, forthcoming meetings of the holders of those securities and other matters having a bearing on the rights of persons holding Benfield Depositary Interests representing Benfield Securities; accordingly the content of the information made available to Holders and the time at which such information is available will reflect the content of and timing of the supply of information to the Depositary, the Custodian or its nominee, for which no responsibility is accepted;

16.1.3 the Holder shall not cause or endeavour to cause the Depositary, the Custodian or its nominee to make or assert any right or claim whatsoever against the Operator or Benfield or its directors, officers, employees or agents;

16.1.4 the Depositary and the Custodian may hold Holders' money entitlements in client bank accounts outside the United Kingdom on a pooled basis pending distribution and such money may not be protected as effectively as money held in a bank account in the United Kingdom; in particular, the relevant bank may be entitled to combine funds held in a client bank account with any other account of the Depositary or the Custodian or to exercise any right of set-off or counterclaim against money held in a client bank account in respect of any sum owed to it on any other account by the Depositary or the Custodian;

16.1.5 the Depositary undertakes to take reasonable care in the selection and continued use of any person who provides banking and related services in connection with the Deposited Benfield Securities but neither the Depositary nor the Custodian is responsible for the acts or omissions of any such person; and the Holder further acknowledges and agrees that any such person is responsible only to any or both of the Depositary and the Custodian and undertakes to take no action to recover damages, compensation or payment or remedy of any other nature from any such person; and that

16.1.6 nothing in this Deed shall prevent the Depositary carrying out nominee or depositary services for anybody else.

17. LIABILITY TO PAY STAMP DUTY RESERVE TAX

17.1 The Holder agrees and acknowledges that if and to the extent that stamp duty reserve tax ("SDRT") is not payable on agreements to transfer certain Benfield Depositary Interests by virtue of the Stamp Duty Reserve Tax (UK Depositary Interests in Foreign Securities) Regulations 1999, it shall be the responsibility of the Holder, and not the Depositary or any other person, to ensure that any Benfield Depositary Interests which the Holder is proposing to acquire or dispose of by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are so exempt.

17.2 The Holder undertakes:

17.2.1 to notify the Operator and the Depositary forthwith if Benfield Depositary Interests which the Holder is proposing to acquire or dispose of by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are not so exempt; and

17.2.2 to pay to the Operator any SDRT and any interest, charges or penalties in relation to late or non-payment of SDRT arising directly or indirectly from any agreement of the Holder to acquire or dispose of Benfield Depositary Interests or Benfield Securities represented or to be represented by Benfield Depositary Interests which are not exempt for whatever reason from the charge to SDRT on their transfer and to hold the Depositary harmless from any and all Liabilities arising from or incurred in connection therewith.

17.3 For the purposes of this clause 17, a CREST member will be taken to be proposing to acquire Benfield Depositary Interests or to have entered into an agreement to acquire Benfield Depositary Interests if he acquires Benfield Depositary Interests from another CREST member or if the Benfield Depositary Interests are to be issued to him and to be proposing to dispose of Benfield Depositary Interests or to have entered into an agreement to dispose of Benfield Depositary Interests if he disposes of Benfield Depositary Interests to another CREST member or if the Benfield Depositary Interests would, as a result, be cancelled.

18. REGULATORY REQUIREMENTS

18.1 The Depositary is regulated in the conduct of its investment business (which for these purposes is taken to refer to the safeguarding and administration of the holdings of Benfield Securities in the manner described in this Deed) by the FSA. The following further provisions apply in relation to such investment business.

18.2 The Holder may give instructions to the Depositary in the manner described in this Deed. The Depositary will not specifically acknowledge such instructions.

18.3 The Depositary has established procedures in accordance with the requirements of the FSA for the effective consideration of complaints by Holders. All formal complaints should be made in writing to the compliance officer of the Depositary at the registered office address of the Depositary from time to time. In addition, Holders have a right of complaint direct to the FSA.

18.4 A statement is available from the Depositary describing Holders' rights to compensation if the Depositary is unable to meet its liabilities.

18.5 None of the Depositary, the Custodian or its nominee shall (a) arrange for any Benfield Securities or other Deposited Property to be lent to any other person, or (b) charge in favour of any other person any such property as security.

19. DISCLOSURE OF OWNERSHIP, etc.

19.1 The Depositary or the Custodian may from time to time require from any Holder or former or prospective Holder:-

19.1.1 information as to the capacity in which such Holder owns, owned, holds or held Benfield Depositary Interests and regarding the identity of any other person or persons who then or previously has or has had any interest of any kind whatsoever in such Benfield Depositary Interests and/or the underlying Benfield Securities represented thereby and the nature of any such interest; and

19.1.2 evidence or declaration of nationality or residence of the legal or beneficial owner(s) of Benfield Depositary Interests registered or to be registered in his name and such information as is required for the transfer of the relevant Benfield Securities to the Holder,

and such other information as may be necessary or desirable for the purposes of this Deed or any other agreement or arrangement relating to the CREST system. Each Holder agrees to provide any such information requested by Benfield or the Depositary or the Custodian and consents to the disclosure of such information by the Depositary or Custodian or Benfield to the extent necessary or desirable to comply with their respective legal or regulatory obligations in any jurisdiction or any provision of the Bye-Laws or other constitutive document of Benfield.

19.2 To the extent that provisions of or governing any Benfield Securities or the Memorandum, Bye-laws or other constitutive document of Benfield or applicable law or regulation in any jurisdiction may require the disclosure to Benfield of, or limitations in relation to, beneficial or other ownership of or any interest of any kind whatsoever in Benfield Securities or other securities, the Holders of Benfield Depositary Interests shall

comply with the provisions of such constitutive documents and applicable laws and regulations and with Benfield's instructions in respect of such disclosure or limitation, as may be forwarded to them from time to time by the Depositary. Holders shall comply with all such disclosure requirements of Benfield from time to time.

20. NOTICES

Any notice shall be in writing and signed by or on behalf of the person giving it. Except in the case of personal service, any such notice shall be sent or delivered to the party to be served, in the case of the Depositary, at the address set out above and marked for the attention of the Company Secretary and, in the case of a Holder, at the address set out in the Benfield Depositary Interest Register. Any alteration in the details of the party to be served shall, to have effect, be notified to the other party in accordance with this clause. Service of a notice must be effected by one of the following methods:-

(a) personally on any person or on a director or officer or the secretary of any party and shall be treated as served at the time of such service;

(b) by prepaid first class post (or by airmail if from one country to another) and shall be treated as served on the second (or if by airmail the fourth) business day after the date of posting. In proving service it shall be sufficient to prove that the envelope containing the notice was correctly addressed, postage paid and posted;

(c) by delivery of the notice through the letterbox of the party to be served and shall be treated as served on the first business day after the date of such delivery;

(d) if by fax when received in a legible form; or

(e) if by e-mail or other electronic communication (such contact details as agreed by the party to be served) when received in a legible form.

21. SEVERABILITY

If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

22. COPIES OF DEED

A Holder shall be entitled to one copy of this Deed upon payment of a reasonable copying charge upon written request made to the Depositary.

23. GOVERNING LAW AND JURISDICTION

23.1 This Deed and the Benfield Depositary Interests shall be governed by and construed in accordance with English law.

23.2 For the benefit of the Depositary, the Holder irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed. For such purposes, the Holder irrevocably submits to the jurisdiction of the courts of England.

23.3 The Holder irrevocably waives any objection which it might now or hereafter have to the courts referred to in clause 23.2 being nominated as the forum to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed and agree not to claim any such court is not a convenient or appropriate forum.

23.4 The submission to the jurisdiction of the courts referred to in clause 23.2 shall not (and shall not be construed so as to) limit the right of the Depositary to take proceedings against the Holder in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

24. OVERRIDING PROVISIONS

24.1 For so long as the Benfield Depositary Interests remain a participating security in CREST, no provision of this Deed or of any other instrument relating to the Benfield Depositary Interests of that series shall apply or have effect to the extent that it is in any respect inconsistent with:-

24.1.1 the holding of the Benfield Depositary Interests in uncertificated form;

24.1.2 the transfer of title to the Benfield Depositary Interests by means of a relevant system; or

24.1.3 the Regulations.

24.2 Without prejudice to the generality of clause 24.1 and notwithstanding anything contained in this Deed or any such instrument:-

24.2.1 all Benfield Depositary Interest Registers shall be maintained at all times in the United Kingdom;

24.2.2 Benfield Depositary Interests may be issued in uncertificated form in accordance with and subject as provided in the Regulations;

24.2.3 title to the Benfield Depositary Interests which are recorded on a Benfield Depositary Interest Register as being held in uncertificated form may be transferred by means of the relevant system concerned;

24.2.4 the Depositary shall comply with the provisions of regulations 25 and 26 of the Regulations in relation to the Benfield Depositary Interests;

24.2.5 regulation 41 of the Regulations may be applied by the Depositary where relevant; and

24.2.6 a number of persons up to but not exceeding four may be registered as joint holders of a Benfield Depositary Interest.

IN WITNESS whereof this Deed has been duly entered into the day and year first above written.

The Common Seal of)
CAPITA IRG TRUSTEES LIMITED)
was hereunto affixed in)
the presence of:)

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Admission"	The admission of the Common Share capital of the Company, issued and to be issued pursuant to the Global Offer, to the Official List and to trading on the London Stock Exchange's market for listed securities;
"Aon"	Aon, Inc.;
"Bates Turner"	Bates Turner Intermediaries LLC;
"Bluesure"	Bluesure Limited;
"Board" or "Directors"	The board of directors of the Company from time to time;
"BRiT"	BRiT Insurance Holdings Plc;
"Bye-laws"	The bye-laws of the Company to be adopted upon Admission;
"Capita IRG Trustees" or "Depositary"	Capita IRG Trustees Limited or, where applicable, its nominated custodian;
"Cashless Exercise Facility"	Has the meaning given to it in paragraph 2 of Part III of this document;
"Combined Code"	The principles of good governance and code of best practice prepared by the committee on Corporate Governance, chaired by Sir Ronald Hampel, published in June 1998 and appended to, but not forming part of, the Listing Rules;
"Common Shares"	The Common Shares of £0.01 each in the capital of the Company which, where the context permits, shall be deemed to be references to the Depositary Interests;
"Companies Act"	The UK Companies Act 1985, as amended;
"Company" or "Benfield Group Limited"	Benfield Group Limited, a company incorporated and registered in Bermuda under registration number 31639;
"Connected Person"	(in relation to an individual) (i) any person or persons acting in his or their capacity as trustees of a trust of which such individual is the settlor, provided that there are no persons beneficially interested under the trust other than that individual or his spouse or any child under the age of 18; or (ii) any person who is the spouse, a sibling, a parent or a child of that individual.
"Cumulative Redeemable Convertible Preference Shares"	Cumulative Redeemable Convertible Preference Shares of £0.01 each in the capital of the Company;
"CREST"	The UK-based system for the paperless settlement of trades in listed securities and the holding of uncertificated securities operated by CRESTCo.;
"CRESTCo"	CrestCo Limited, the operator of CREST;
"Depositary Interests" or "DIs"	The dematerialised depositary interests in respect of the Common Shares issued or to be issued by Capita IRG Trustees;
"Director"	Any of the directors of the Company;
"Deferred Share Unit Retention Plans" or "DSU Plans"	The Benfield 2001 Deferred Share Unit Retention Plan and the Benfield 2001 Deferred Share Unit Retention Plan for California Employees;
"Dowling"	Dowling & Partners Securities LLC;
"Ellinger Heath"	Ellinger Heath Western & Co.;
"Enlarged Common Share Capital"	The Common Share capital of the Company immediately following the Global Offer;
"E.W. Blanch" or "Blanch"	E.W. Blanch Holdings, Inc., currently known as Benfield Holdings, Inc.;
"Exchange Act"	The US Securities Exchange Act of 1934, as amended;

"Executive Directors"	The executive Directors of the Company;
"Existing Shareholders"	The holders of shares in the Company as at the date of this document;
"Existing Bye-laws"	The Bye-laws of the Company in force prior to Admission;
"Existing Common Shares"	Issued Common Shares in the capital of the Company, including Common Shares issued pursuant to the Cashless Exercise Facility;
"Fox-Pitt, Kelton"	Fox-Pitt, Kelton N.V.;
"FSMA"	The UK Financial Services and Market Act 2000;
"Global Offer"	The offer of New Common Shares and Existing Common Shares described in this document comprising the Institutional Offer but excluding the Over-allotment Option;
"Greig Fester"	Greig Fester Group Limited;
"Group" or "Benfield" or "Benfield Group"	The Company and its consolidated subsidiaries and subsidiary undertakings, from time to time;
"Inland Revenue"	The United Kingdom Inland Revenue;
"Institutional Offer"	The offer of Common Shares to certain institutional investors in the UK, QIBs in the US and certain institutional investors elsewhere;
"Joint Bookrunners"	Merrill Lynch International and Morgan Stanley;
"Lexicon Partners"	Lexicon Partners Limited, joint financial adviser to the Company;
"LIBOR"	The London Interbank Offer Rate;
"Listing Rules"	The listing rules of the UK Listing Authority, made under section 74(4) of the Financial Services Act and Markets Act 2000, as amended from time to time;
"Loan Share Facility"	Has the meaning given to it in paragraph 2 of Part III of this document;
"Loan Shareholders" and "Loan Shares"	Have the meanings given to them in paragraph 2 of Part III of this document;
"London Stock Exchange"	London Stock Exchange plc;
"Marsh & McLennan"	Marsh & McLennan Companies, Inc.;
"Merrill Lynch"	Merrill Lynch International, sole sponsor and broker, joint bookrunner and joint financial adviser to the Company;
"Morgan Stanley"	Morgan Stanley Securities Limited, joint bookrunner and joint financial adviser to the Company;
"NAIC"	The National Association of Insurance Commissioners;
"New Credit Agreement"	The £125 million multicurrency term and revolving facilities agreement entered into by the Company and certain of its subsidiaries on 23 May 2003;
"New Common Shares"	New Common Shares in the capital of the Company to be allotted and issued under the Global Offer;
"Offer Price"	The price per Common Share payable under the terms of the Global Offer;
"Official List"	The official list of the UK Listing Authority;
"Optionholders"	Employees who hold options under the 1998 Share Option Scheme;
"Order"	The UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2001;
"Over-allotment Option"	The over-allotment option granted by the Company to Merrill Lynch International, the details of which are set out in Part III — "Global Offer";
"Qualified Institutional Buyer" of "QIBs"	Has the meaning given by Rule 144A under the Securities Act;
"Receiving Agent"	Capita IRG Plc;
"Regulation S"	Regulation S under the Securities Act;
"Rule 144A"	Rule 144A under the Securities Act;
"Sale Facility"	Has the meaning given to it in paragraph 2 of Part III of this document;

"Scheme"	The scheme of arrangement under section 425 of the Companies Act between Benfield Holdings Limited (then called Benfield Group plc) and its shareholders to establish the Company as the holding company of Benfield Holdings Limited which became effective on 23 October 2002;
"SDRT"	Stamp duty reserve tax;
"SEC"	The US Securities and Exchange Commission;
"Securities Act"	The United States Securities Act of 1933, as amended;
"Selling Shareholders"	Existing Shareholders the sale of certain of whose Common Shares will be underwritten pursuant to the Underwriting Agreement;
"UK GAAP"	Accounting principles generally accepted in the UK;
"United Kingdom" or "UK"	The United Kingdom of Great Britain and Northern Ireland;
"UKLA" or "UK Listing Authority"	The Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance Part VI of the UK Financial Services and Markets Act 2000;
"Underwriters"	Merrill Lynch International, Morgan Stanley Securities Limited, Deutsche Bank AG London, and Fox-Pitt, Kelton N.V.;
"Underwriting Agreement"	The sponsorship and underwriting agreement expected to be entered into between the Company, the Directors and the Underwriters on or about the date of announcement of the Offer Price, described in paragraph 12 of Part X – "Additional Information";
"United States", USA *or* "US"	The United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia;
"US GAAP"	Accounting principles generally accepted in the US;
"US GAAS"	Auditing standards generally accepted in the US;
"VAT"	The tax imposed by the Value Added Tax Act 1994 and any secondary legislation made thereunder;
"Willis Group"	Willis Group Holdings Limited;
"1988 EBT"	The Benfield Employee Benefit Trust;
"1992 Employee Share Option Scheme"	The Benfield 1992 Employee Share Option Scheme;
"1998 Share Option Scheme"	The Benfield 1998 Share Option Scheme forming part of the Benfield 1998 Share Plan;
"1998 EBT"	The Benfield Greig Group plc 1998 Employee Benefit Trust;
"2002 Incentive Plan"	The Benfield Group Limited 2002 Incentive Plan;
"2003 PIP"	The Benfield Group Limited 2003 Performance Incentive Plan adopted by the Company in general meeting on 27 May 2003, conditional upon Admission; and
"2003 PIP Awards"	Awards available under the 2003 PIP.

GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS

Cede; ceding insurer; cession	Where an insurer or reinsurer reinsures all or part of the risk or risks it has underwritten (known as a "cession") it "cedes" business and is referred to as the "ceding company".
Excess of loss reinsurance	A reinsurance arrangement whereby the reinsurer agrees to indemnify a ceding company for all or a specified portion of losses in excess of predetermined amount or "retention". Excess of loss reinsurance normally covers a layer of reinsurance above the retention up to a defined limit of indemnity. Excess of loss reinsurance is also a form of "non-proportional reinsurance".
Facultative reinsurance	A reinsurance arrangement whereby the reinsurer agrees to indemnify a ceding company for a specific risk or risks it has underwritten covered under a single reinsurance contract negotiated on a contract-by-contract basis.
Non-proportional reinsurance	A reinsurance arrangement whereby the reinsurer agrees to indemnify a ceding company not on a pro rata basis, but above a specified level (usually a monetary amount). See also "excess of loss reinsurance".
Property catastrophe reinsurance	Reinsurance, typically "all risk" in nature, providing protection against insured losses from earthquakes and hurricanes, as well as other natural and manmade catastrophes such as floods, tornadoes, fires and storms. The predominant exposures covered are insured losses from property damage and business interruption.
Proportional reinsurance	A reinsurance arrangement whereby the reinsurer agrees to indemnify a ceding company for a pre-agreed proportion of a risk or risks the ceding company has underwritten. Proportional reinsurance is also commonly known as pro rata or quota share reinsurance.
Reinsurance	A contract of insurance whereby a reinsurer agrees to indemnify a ceding company for all or a portion of the risk or risks underwritten by the ceding company under a policy or policies of insurance. The purchase of reinsurance by a ceding company does not discharge it from its primary liability to pay losses in respect of the risks it has underwritten.
Reserves	An assessment of the liabilities established by insurers and reinsurers to reflect the cost of estimated claims payments, benefits payments and related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance contract it has underwritten.
Retention	The first amount or portion of losses that a ceding company retains for its own account before it can make a claim under an insurance or reinsurance contract. Losses and loss expenses of the ceding company in excess of the retention level are then paid by the reinsurer to the ceding company up to the limit of indemnity, if any, set out in the reinsurance contract.

In proportional insurance, the retention may be a percentage of the original policy's limit. In non-proportional insurance, the retention is usually a monetary amount of loss, a percentage of loss or a loss-to-premium ratio.

Retrocessional reinsurance	A reinsurance arrangement whereby a reinsurer cedes to another reinsurer (the "Retrocessionaire") all or a portion of the risks it has underwritten under a contract of reinsurance.
Treaty reinsurance	A reinsurance arrangement whereby the ceding company automatically cedes and the reinsurer automatically underwrites a portion or category of specified risks underwritten by the ceding company provided that such risks are within predetermined parameters agreed between the ceding company and the reinsurer.
Underwriting	The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested and determines the terms and conditions for such coverage and the level of premium.

Dated 13 June 2003

Head Office : 55 Bishopsgate, London EC2N 3BD, United Kingdom

Registered Office : Clarendon House, 2 Church Street, Hamilton HM11, Bermuda

Certified a true copy of the original

M R Cain
Solicitor

BENFIELD

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

13 June 2003

Benfield Group Limited

Announcement of Offer Price of 250p Per Share

Benfield Group Limited ("Benfield"), the reinsurance broker, today announces an offer price of 250p per share for its initial public offering; the indicative price range for the Global Offer was 200p to 260p. At the offer price, the company will have a market capitalisation of £575 million. The offer size was £157 million and the gross aggregate demand received in the Global Offer was approximately £1.7 billion.

John Coldman, Chairman of Benfield commented:

"We have had a very strong response to the Global Offer from major institutions around the world. This is testament to the people who make Benfield the business that it is today."

Grahame Chilton, Chief Executive of Benfield commented:

"I am delighted with the way new investors have embraced the Benfield story. It is a tremendous endorsement of Benfield's business and we look forward to working for all shareholders in developing additional value from our global platform. We are now well positioned to move forward with our aim of delivering sustainable revenue growth and margin expansion."

Conference Call and Press Conference

There will be a wire service conference call at 7.15am today. Journalists wishing to participate are asked to call Zoe Pocock or Nicola Labram at Haggie Financial on 020 7417 8989 to obtain dial-in details.

There will also be a press conference at 11.30am today on the 23rd Floor of the London Stock Exchange, Old Broad Street, London EC2N 1HP. Journalists wishing to attend are asked to call Laura Scott or Nicola Labram at Haggie Financial on 020 7417 8989 or email: laura.scott@haggie.co.uk

Additional Information

The Global Offer comprises the issue of 40,000,000 new common shares by the Company, and the sale of 22,786,590 existing common shares. These existing shares are being sold to facilitate the cashless exercise of options and the repayment of loan facilities by employees and as part of a limited secondary sale facility.

The number of shares in issue at listing (prior to any exercise of the over-allotment option) will be 229,898,680. In total, 62,786,590 common shares have been allocated to institutions under the Global Offer, representing 27.3% of the issued share capital of Benfield and an offer size of £157.0 million.

The net proceeds to the Company of £98.8 million from the Global Offer, exercise of options and paying up of partly-paid shares will be used to repay existing indebtedness.

In addition, Benfield has granted Merrill Lynch International, as stabilisation manager, an over-allotment option for 30 days to purchase up to a further 9,417,988 new ordinary shares to meet over-allotments, if any, in connection with the Global Offer.

No directors will receive any cash proceeds from the sale of existing shares in the Global Offer.

Existing shareholders are subject to lock-ups of various periods following admission.

The shares will be listed on the London Stock Exchange under the symbol BFD. Conditional dealings are expected to commence at 8.00am on 13 June 2003. Admission to the Official List of the UK Listing Authority and commencement of unconditional dealings on the London Stock Exchange are expected to take place at 8.00am on 18 June 2003.

Merrill Lynch International and Morgan Stanley acted as joint bookrunners for the Global Offer and joint financial advisers to Benfield. *Merrill Lynch International also acted as Sponsor and Broker to Benfield.* Co-lead managers for the Global Offer are Fox-Pitt, Kelton and Deutsche Bank. Lexicon Partners also acted as joint financial adviser to Benfield.

Enquiries:

Benfield

David Bogg (Media) **+44 20 7522 4016**
Julianne Jessup (Investors) **+44 20 7578 7425**

Merrill Lynch International **+44 20 7628 1000**

Rupert Hume-Kendall Simon Fraser

Morgan Stanley **+44 20 7425 8000**

John Crompton John Porter

Lexicon Partners **+44 20 7743 6330**

Andrew Sibbald

Haggie Financial **+44 20 7417 8989**

David Haggie Peter Rigby

Financial Dynamics **+44 20 7831 3113**

Alex Child-Villiers Rob Bailhache

Notes for Editors

Benfield Summary

- Major global reinsurance broker
- 2002 revenues £291million
- Ranked third largest reinsurance broker by 2001 revenues
- One of four major global reinsurance intermediaries
- Largest independent reinsurance intermediary

- Leading presence in main reinsurance markets of US, UK, Bermuda and Pacific Rim
- More than 1,000 customers in over 90 countries
- 37 offices in 23 countries
- Corporate Headquarters in UK, incorporated in Bermuda

Background to reinsurance broking

Benfield acts as an intermediary, placing reinsurance on behalf of insurers and reinsurers. Benfield is not a reinsurer and is not exposed to any underwriting risk on the reinsurance contracts that are placed.

The services provided by a reinsurance broker include:

- assisting clients in their analysis of risk
- structuring a reinsurance programme to meet these requirements
- placing the risk on behalf of the risk carrier with appropriate reinsurers
- negotiating reinsurance policy terms and conditions

The sources of income for a reinsurance broker comprise:

- commission and fees generated on reinsurance placements
- fees generated from consultancy and other related services including risk and catastrophe modelling
- interest income earned on premium flows

Introduction

Benfield is one of the largest reinsurance intermediaries in the world. It has achieved this position through a combination of organic growth and the successful completion of a number of strategic transactions. The Group provides reinsurance intermediary and risk advisory services to more than 1,000 customers located in over 90 different countries.

The Group is headquartered in London and incorporated in Bermuda. It has an international network of 37 offices located in 23 countries and a leading presence in many of the major markets for reinsurance products including the United States, the United Kingdom, Continental Europe, Bermuda and the Pacific Rim.

As a reinsurance intermediary, Benfield specialises in structuring, arranging and placing reinsurance programmes on behalf of insurance and reinsurance companies. The Group does not underwrite risks for its own account.

The combination of Benfield's global presence, technical expertise and proprietary technology allows the Group to offer innovative solutions to its customers worldwide. The majority of the Group's customers are insurance and reinsurance companies.

The Group has experienced excellent customer retention with the top 10 customer relationships having been in place for an average of 24 years. This provides a stable platform with existing customers of the Group accounting for approximately 85 per cent of 2002 turnover.

The Group has a highly experienced executive management team which has an average of over 20 years service in the industry. In addition, Benfield employs skilled and experienced individuals, with senior brokers having an average of over 9 years of service with the Group.

For the year ended 31 December 2002 the Group reported operating revenue of £291 million and a trading result (operating profit before amortisation of goodwill, depreciation of tangible fixed assets and exceptional costs) of £69 million.

History of the Group

The origins of Benfield date back to the 1970s with the establishment of Benfield Lovick & Rees, a London based reinsurance broker. In 1988, this business was acquired by its management team which included John Coldman and Grahame Chilton, the current Chairman and Chief Executive of Benfield respectively. Subsequently, the Group successfully acquired and integrated a number of reinsurance intermediary businesses, such as Ellinger Heath Western in 1995, Greig Fester in 1997, Bates Turner in 1999 and Blanch in 2001.

Business strategy

The Group's primary objective is to be the reinsurance intermediary of choice in the key markets in which it operates. By focusing on enhancing its existing customer relationships and using its competitive strengths to win new customers and business, Benfield intends to deliver sustainable growth in revenue, cash flows and earnings.

The Directors believe that the Group is well positioned to take advantage of the increasing demand for reinsurance intermediaries by enhancing customer relationships, capitalising on its competitive strengths, managing operating costs and retaining, recruiting and incentivising high quality people.

Key elements of the strategy include:

Capitalising on competitive strengths

The Directors believe Benfield can build on its competitive strengths to win new customers, especially from growth opportunities in several geographic markets and from product development.

These opportunities include the following:

- building further on the Group's relatively low market share in the United States
- benefiting from the prospect of increased use of reinsurance intermediaries in Continental Europe
- capitalising on the Group's market penetration in Eastern Europe
- benefiting from deregulation and market growth in the Pacific Rim
- capitalising on the Group's sophisticated risk transfer capabilities
- expansion of the casualty operations in the Group's International division

The Group intends to build further on its global presence and reputation by focusing on large, multinational customers with complex risk profiles, who demand innovative solutions. In addition, the Group will continue to


BENFIELD
Interim Report 2003
Benfield Group Limited



GROUP FINANCIAL HIGHLIGHTS

Group operating revenue increased by 8.3% to £153.7 million (H1 2002: £142.0m)

Six months to 30 June	
03	£153.7m
02	£142.0m

Group trading result[1] increased by 51.1% to £44.6 million (H1 2002: £29.5m)

Six months to 30 June	
03	£44.6m
02	£29.5m

Group trading margin improved to 29.0% (H1 2002: 20.8%)

Six months to 30 June	
03	29.0%
02	20.8%

Profit before tax and exceptional items increased by £19.2m to £28.1m (H1 2002: £8.9m)

Six months to 30 June	
03	£28.1m
02	£8.9m

Profit before tax improved to £1.5m (H1 2002: loss £2.7m)

Six months to 30 June	
03	£1.5m
02	£(2.7m)

Adjusted diluted earnings per share (before goodwill amortisation and exceptional items) increased to 9.73p (H1 2002: 1.86p)

Six months to 30 June	
03	9.73p
02	1.86p

Basic earnings per share reported a loss of 2.61p (H1 2002: loss 5.68p)

Six months to 30 June	
03	(2.61)p
02	(5.68)p

[1] Trading result comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items. A reconciliation of trading result to the statutory format profit and loss account is shown in note 2.

Contents





CHAIRMAN'S STATEMENT



A highlight of the last six months for Benfield was the completion of our IPO in June. We were very pleased with the positive response we received and I am delighted to welcome our new shareholders.

A key benefit of the IPO was that we were able to give Benfield shares to all qualifying employees. The majority of shares continue to be owned by the management and employees of the Group.

I am pleased that we are able to report good progress in Benfield's first interim results statement as a listed company. Our focus has been on restoring US and International margins after the acquisition of E W Blanch. The global platform established over the past five years is now beginning to generate exciting growth opportunities across a range of sectors and markets. We believe Benfield is now in a strong position to deliver long term growth to shareholders.

John Coldman

CHIEF EXECUTIVE'S STATEMENT

Operating revenue growth combined with a focus on margin enhancement and the further realisation of benefits following the acquisition of E W Blanch in May 2001 have led to positive growth in the trading result and continued improvement in margins.

Operating revenue increased by 8.3% to £153.7m for the six months ended 30 June 2003 from £142.0m for the six months ended 30 June 2002. This increase reflects growth in the form of new business from both new and existing customers, partially offset by the depreciation in the US dollar. At constant rates of exchange, operating revenue increased by 12.5%. Approximately 87% of the Group's turnover in the period was earned from business generated from existing customers. The remainder was in respect of new customer wins and non-recurring business, including advice on one-off transactions.

The trading result increased to £44.6m from £29.5m, reflecting growth in both the International division and, in particular, the US division, supported by maintenance of a stable central cost base within the Corporate division.

Trading margin improved to 29.0%. The increased margin reflects the operational leverage provided by a well controlled cost base and is a demonstration of the benefits achieved from the continued integration of E W Blanch. However, there were benefits from timing differences on planned investment in the US, which may lead to a lower margin in the second half of the year.

Profit before tax and exceptional items increased to £28.1m from £8.9m. Exceptional charges of £26.5m were incurred mainly from the cost of share based awards to employees and certain charges incurred as a result of the IPO, offset by a gain on disposal of part of the Group's shareholding in Montpelier Re. After exceptional items, profit before tax increased to £1.5m from a loss of £2.7m.

International Division

The International division has maintained its trend of margin improvement following the initial dilutive impact of the non-US businesses acquired with E W Blanch. Revenue growth, management of operating costs and the continued rationalisation of lower margin areas of the business have led to a solid improvement in the trading result.

International operating revenue increased by 6.9% to £89.3m for the six months ended 30 June 2003 from £83.6m for the six months ended 30 June 2002. At constant rates of exchange, operating revenue increased by 9.0%. Within the division, there was strong growth in areas targeted for expansion. The European business unit reflected the benefits of market share gains following recent investment in Central and Eastern Europe. There was also good progress in the Global ReMetrics and Advisory business units, and within the Pacific Rim area.

The trading result was £33.8m, an increase of 16.4% and the trading margin rose to 37.8% from 34.7%.

The division's principal reinsurance markets remained generally firm although some softening was seen in rates for property catastrophe cover in areas not affected by recent losses.

The trend away from proportional to non-proportional reinsurance created opportunities as demand increased for excess of loss coverage in Europe.

US Division

The US division has performed well, with growth in both revenue and margin in the six months ended 30 June 2003. This growth has been achieved by leveraging the platform established through the acquisition of the predominantly US based E W Blanch. The division's result has also benefited from the timing of certain operating costs between the first and second half of the year.

US operating revenue increased by 9.8% to £62.2m for the six months ended 30 June 2003 from £56.7m for the six months ended 30 June 2002. This reported growth was adversely impacted by the weaker US dollar with growth of 17.5% achieved at constant rates of exchange. The increased revenue was achieved through organic growth, underpinned by business from existing customers which represented approximately 92% of turnover.

The combination of revenue growth, cost control and the timing differences mentioned above has increased the trading result to £18.2m from £8.5m. In addition the trading margin has continued to improve, increasing to 29.3% from 15.1% for the comparable period last year.

US property catastrophe reinsurance rates have become more competitive, reflecting the plentiful capacity available for the most attractive risks. However there has been increased demand for additional capacity on peak exposures such as Florida hurricane. Casualty capacity remained fairly restricted and premiums continued to increase in most casualty classes.

Balance Sheet

The Initial Public Offering of Benfield shares on the London Stock Exchange generated gross proceeds of £132.0m, which after costs were used to repay outstanding indebtedness. At 30 June 2003, the Group had net assets (excluding goodwill) of £33.8m, gross debt of £76.1m and net corporate cash of £6.2m.

On 25 June 2003, the Group agreed to sell part of its shareholding in Montpelier Re, resulting in an operating exceptional gain of £6.0m. Net cash proceeds of £16.8m were received on 2 July 2003 in respect of this transaction.

Dividend

An interim dividend of 2p per common share is payable in November 2003 to shareholders on the register on 27 May 2003.

The Board expects to propose the first dividend following the IPO in March 2004, to be paid in May 2004. Benfield's intended dividend policy is to target a payout ratio of approximately 50% of earnings before exceptional items and goodwill amortisation.

Outlook

Trading conditions remain favourable and the Directors expect full year results to be in line with expectations. Benfield's leading market position and the increasing demand for reinsurance provide a strong platform for further revenue growth and margin enhancement.

Grahame Chilton



CONSOLIDATED PROFIT AND LOSS ACCOUNT

Unaudited results for the six months ended 30 June 2003

	Notes	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)
Turnover	2	150,041	138,861
Interest income		3,638	3,091
Operating Revenue		153,679	141,952
Net operating expenses before exceptional items		(118,913)	(123,413)
Exceptional items	3	(20,477)	(11,613)
Total Net Operating Expenses		(139,390)	(135,026)
Operating profit before exceptional items		34,766	18,539
Exceptional items	3	(20,477)	(11,613)
Group Operating Profit		14,289	6,926
Share of operating losses of associated undertakings		(1,608)	(3,294)
Gain on the sale of fixed assets	3	36	1,065
Interest payable and similar charges before exceptional items		(5,145)	(7,429)
Exceptional items	3	(6,050)	-
Total interest payable and similar charges		(11,195)	(7,429)
Profit/(Loss) on ordinary activities before taxation	2	1,522	(2,732)
Tax on profit/(loss) on ordinary activities	4	(5,550)	(5,420)
Loss on ordinary activities after taxation		(4,028)	(8,152)
Equity minority interests		11	(31)
Loss for the financial period		(4,017)	(8,183)
Dividends – including non-equity	5	(3,719)	(7,522)
Retained loss for the financial period		(7,736)	(15,705)
Losses per 1p common share			
Basic	6	(2.61)p	(5.68)p
Diluted	6	(2.61)p	(5.68)p
Adjusted earnings/(losses) per 1p common share excluding exceptional items and non-operating gains and losses			
Basic	6	8.87p	(0.87)p
Diluted	6	7.38p	(0.87)p
Adjusted earnings per 1p common share excluding goodwill amortisation, exceptional items and non-operating gains and losses			
Basic	6	11.69p	2.07p
Diluted	6	9.73p	1.86p

CONSOLIDATED BALANCE SHEET
Unaudited as at 30 June 2003

	Notes	As at 30 June 2003 (in £'s thousands)	As at 30 June 2002 (in £'s thousands)	As at 31 December 2002 (in £'s thousands)
Fixed Assets				
Intangible assets		**166,540**	176,047	173,987
Tangible assets		**20,144**	25,957	21,087
Investments in associated undertakings		**3,245**	4,219	5,506
Investment in own shares		**11,354**	8,188	7,449
Other long term investments		**4,996**	25,596	5,572
		206,279	240,007	213,601
Current Assets				
Debtors - due within one year	8	**3,533,689**	2,600,190	3,428,225
Debtors - due after one year	8	**6,431**	5,498	7,981
Investments		**49,352**	39,115	80,294
Cash at bank and in hand - including fiduciary funds		**264,821**	238,841	203,474
		3,854,293	2,883,644	3,719,974
Current Liabilities				
Creditors - amounts falling due within one year	9	**(3,777,445)**	(2,873,608)	(3,682,799)
Net Current Assets		**76,848**	10,036	37,175
Total Assets less Current Liabilities		**283,127**	250,043	250,776
Creditors - amounts falling due after more than one year	10	**(57,132)**	(182,588)	(162,562)
Provisions for liabilities and charges	11	**(25,627)**	(13,117)	(27,951)
Net Assets		**200,368**	54,338	60,263
Capital and Reserves				
Called up share capital		**2,596**	357	357
Share premium		**128,325**	-	-
Other reserves		**134,632**	136,250	136,250
Profit and loss account		**(65,356)**	(82,430)	(76,650)
Total Shareholders' Funds				
Equity		**158,997**	13,167	18,074
Non-equity		**41,200**	41,010	41,883
		200,197	54,177	59,957
Equity minority interest		**171**	161	306
Capital Employed		**200,368**	54,338	60,263

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Unaudited for the six months ended 30 June 2003

	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)
Loss for the financial period	(4,017)	(8,183)
Exchange adjustments offset in reserves	(842)	(410)
Total recognised losses relating to the period	(4,859)	(8,593)

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

Unaudited for the six months ended 30 June 2003

	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)
Loss for the financial period	(4,017)	(8,183)
Dividends	(3,719)	(7,522)
	(7,736)	(15,705)
Other recognised gains and losses relating to the period	(842)	(410)
Provision for deferred share units and share options	28,263	2,864
Net proceeds of common shares issued for cash	120,408	-
Common shares issued to employees	147	1,068
Payment of partly paid common shares	-	807
Net proceeds of cumulative redeemable convertible preference shares issued for cash	-	19,139
Net change in shareholders' funds	140,240	7,763
Shareholders' funds as at 1 January	59,957	46,414
Shareholders' funds as at 30 June	200,197	54,177

CONSOLIDATED CASHFLOW STATEMENT

Unaudited for the six months ended 30 June 2003

	Notes	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)
Net cash inflow from operating activities	12	40,338	3,693
Returns on investments and servicing of finance			
Interest paid		(8,085)	(7,223)
Arrangement fee for new credit facilities		(981)	-
Non-equity dividends paid to shareholders		(1,008)	-
Net cash outflow from servicing of finance		(10,074)	(7,223)
Taxation		(3,683)	(3,983)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(4,876)	(5,295)
Sale of tangible fixed assets		853	4,413
Purchase of fixed asset investments		(5)	(17,505)
Sale of fixed asset investments		494	23,767
Purchase of own shares		-	(3)
Net cash (outflow)/inflow from capital expenditure and financial investment		(3,534)	5,377
Acquisitions and disposals			
Increase in investment in subsidiary undertakings		-	(107)
Disposal of associated undertakings		651	-
Net cash inflow/(outflow) from acquisitions		651	(107)
Equity dividends paid to shareholders		(3,162)	-
Net cash inflow/(outflow) before use of liquid resources and financing		20,536	(2,243)
Management of liquid resources			
Net decrease in current asset investments		20,084	3,607
Increase in short term deposits with banks		(26,784)	(14,610)
Net cash outflow from management of liquid resources		(6,700)	(11,003)
Financing			
Net proceeds from issue of cumulative redeemable convertible preference shares		-	19,600
Net proceeds from issue of common shares		111,310	294
Proceeds from share options exercised and common shares disposed of on behalf of holders		18,779	-
Proceeds of final payment of partly paid common shares		-	807
Decrease in bank loans		(103,308)	(35,048)
Loan notes repaid		(8,703)	(1,029)
Net cash inflow/(outflow) from financing		18,078	(15,376)
Increase/(decrease) in cash (excluding fiduciary funds)		31,914	(28,622)
Fiduciary funds			
Movement in fiduciary debtor and creditor balances		3,356	43,217
Increase in net cash	12	35,270	14,595
Reconciliation to net cash			
Net cash at 1 January		93,830	3,505
Increase in net cash		35,270	14,595
Movement in deposits		26,784	14,610
Movement in current asset investments		(20,084)	(3,607)
Movement in borrowings		112,992	36,077
Other non-cash changes		(13,967)	(205)
Exchange adjustments		3,295	6,123
Net Cash at 30 June	12	238,120	71,098

1. Basis of Accounting

The unaudited results for the six months ended 30 June 2003 have been prepared under the historical cost convention and in accordance with the accounting policies described in the Accountants Report prepared for inclusion in the listing particulars dated 13 June 2003 (the "Accountants Report") of the Company.

The financial information for the year ended 31 December 2002 included in this interim report has been extracted from the Accountants Report. Such financial information does not constitute financial statements of the Company for that period for the purposes of section 84 of the Bermuda Companies Act 1981. Copies of the Accountants Report for the Company, upon which the accountants have given an unqualified report, can be obtained from the Company Secretary at 55 Bishopsgate, London, EC2N 3BD.

2. Segmental Information

Geographical analysis by location of operation:

	Turnover		Profit before tax	
	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)
United Kingdom	83,351	81,396	(14,710)	(2,035)
North America	55,862	49,823	13,740	(3,406)
Continental Europe	4,165	2,226	411	788
Other	6,663	5,416	2,081	1,921
	150,041	138,861	1,522	(2,732)

Operating segments

The analysis of operating revenue and trading result by operating segment set out below is different from the analysis provided above which has been produced in accordance with the requirements of Statement of Standard Accounting Practice 25, "Segmental Reporting". Trading result is a non statutory measure and comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items. This measure and the analysis by operating segment are presented by way of additional information which conforms more closely to the manner in which the Group operates its business and assesses its financial performance.

Trading Result

	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)
International		
Operating revenue	89,339	83,573
Operating profit before exceptionals	30,651	25,640
Depreciation	3,096	3,350
Trading result	33,747	28,990
United States		
Operating revenue	62,193	56,667
Operating profit before exceptionals	16,622	5,928
Depreciation	1,617	2,605
Trading result	18,239	8,533
Corporate		
Operating revenue	2,147	1,712
Operating loss before exceptionals	(12,507)	(13,029)
Depreciation	341	252
Amortisation	4,768	4,754
Trading result	(7,398)	(8,023)
Total		
Operating revenue	153,679	141,952
Operating profit before exceptionals	34,766	18,539
Depreciation	5,054	6,207
Amortisation	4,768	4,754
Trading result	44,588	29,500

3. Exceptional items

	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)
Operating		
Granting of awards under the 2002 Incentive Plan	22,432	-
Awards granted as part of acquisitions	1,817	2,864
Professional fees	2,178	3,110
Gain on sale of current asset investments	(5,950)	-
Costs in respect of the integration of E W Blanch	-	5,639
	20,477	11,613
Non-operating		
Gain on the sale of fixed assets	(36)	(1,065)
Exceptional finance charges	6,050	-

Granting of awards under the 2002 Incentive Plan

Share based awards were made under the 2002 Incentive Plan to certain key employees of the Group in respect of services provided prior to the Initial Public Offering in the United Kingdom. No previous awards had been made, and it is intended that no further awards will be made under the 2002 Incentive Plan. The cost of awards granted at less than the fair value of the underlying common shares has been recognised in full in the profit and loss account at the date of grant as they relate to prior services and no performance criteria (other than continued employment with the Group) are attached to those awards.

Awards granted as part of acquisitions

On the acquisition of E W Blanch in May 2001 the Group provided share based awards to certain key employees of the acquired company for which the cost is being spread over a 17 to 29 month vesting period from the date of acquisition, resulting in a charge of £1,817,000 and £2,864,000 for the periods ended 30 June 2003 and 30 June 2002 respectively.

Professional fees

Professional fees of £2,178,000 related to the Initial Public Offering in the United Kingdom were charged to the profit and loss account in the period to 30 June 2003. Professional fees of £3,110,000 in respect of the redomiciliation from the United Kingdom to Bermuda in October 2002 and the initial intention to register the securities in the United States were charged in the period to 30 June 2002.

Costs in respect of the integration of E W Blanch

During the period ended 30 June 2002 the Group incurred additional costs in connection with the E W Blanch acquisition, which took place in May 2001, comprising property rationalisation costs, redundancy payments and costs associated with the termination of a defined benefit pension scheme.

Exceptional finance charges

On completion and delivery of proceeds of the Initial Public Offering in the United Kingdom on 18 June 2003, the Group entered into a new credit facilities agreement. At the same date, the Group's previous credit facilities were cancelled and repaid. Proceeds from the Initial Public Offering, and funds available from the new credit facilities, were used to repay the outstanding borrowings under the cancelled facilities. On cancellation, charges were incurred in the write off of prepaid facility arrangement fees and termination of swap and collar interest rate derivative contracts which related to the cancelled facilities.

4. Taxation on profit/(loss) on ordinary activities

	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)
UK corporation tax		
Current tax on income for the period	(1,758)	4,304
Deferred taxation	1,457	(130)
Foreign tax		
Current tax on income for the period	4,925	1,745
Deferred taxation	924	(499)
Tax on share of operating profit in associates		
Current tax on income for the period	2	-
	5,550	5,420
Taxation on profit before exceptional items	12,663	8,188
Taxation on exceptional items	(7,113)	(2,768)
	5,550	5,420

5. Dividends

	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)
Equity		
Interim payable	3,331	6,512
Non-equity		
Payable	1,541	1,010
Reversal of accrued charge (see note below)	(1,153)	-
	3,719	7,522

The interim dividend of 2p per share (2002: 4p) is payable in November 2003 to shareholders who were registered at the close of business on 27 May 2003.

The amount accrued in prior periods in respect of the dividend on the cumulative redeemable convertible preference shares has been adjusted to reflect the fixed future dividend rate of 6% per annum, which resulted from the Initial Public Offering in the United Kingdom.

6. Earnings Per Share

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the period, excluding those held in the employee share trusts which are treated as cancelled. For diluted earnings per share, the weighted average number of common shares in issue, excluding those held in the employee share trusts, is adjusted to assume conversion of all dilutive potential common shares. The Company has had the following three classes of shares which were potentially dilutive during the periods presented:

(i) cumulative redeemable convertible preference shares;

(ii) those share options granted to employees where the exercise price is less than the estimated fair value of the Company's common shares during the relevant period; and

(iii) deferred share units.

	6 months to 30 June 2003 Number of shares	6 months to 30 June 2002 Number of shares
Unadjusted weighted average number of shares	168,876,031	161,795,158
Dilution effect of share options	11,145,667	12,193,530
Dilution effect of deferred share units	4,911,815	5,383,971
Dilution effect of cumulative redeemable convertible preference shares	18,005,471	-
Adjusted weighted average number of shares on a diluted basis	202,938,984	179,372,659

Potentially dilutive securities totalling 12,204,922 shares in respect of cumulative redeemable convertible preference shares have not been included in the determination of diluted net loss per share as their inclusion would be anti-dilutive in the period ended 30 June 2002.

Supplementary basic and diluted earnings per share have been calculated to exclude the effect of exceptional items, non-operating gains and losses and goodwill amortisation. The adjusted numbers have been provided in order that the effects of these charges on reported earnings can be fully appreciated.

	6 months to 30 June 2003			6 months to 30 June 2002		
	£'000	Basic pence per share	Diluted pence per share	£'000	Basic pence per share	Diluted pence per share
Loss attributable to shareholders	(4,017)			(8,183)		
Less preference dividends	(388)			(1,010)		
Losses attributable to common shareholders	(4,405)	(2.61)	(2.61)	(9,193)	(5.68)	(5.68)
Effect of previously anti-dilutive securities	-	-	0.44	-	-	-
Exceptional items and non-operating gains and losses	26,491	15.69	13.05	10,548	6.52	6.52
Taxation on exceptional items and non-operating gains and losses	(7,113)	(4.21)	(3.50)	(2,768)	(1.71)	(1.71)
Adjusted earnings/(losses) excluding exceptional items and non-operating gains and losses	14,973	8.87	7.38	(1,413)	(0.87)	(0.87)
Effect of previously anti-dilutive securities	-	-	-	-	-	0.08
Goodwill amortisation	4,768	2.82	2.35	4,754	2.94	2.65
Adjusted earnings excluding exceptional items, non-operating gains and losses and goodwill amortisation	19,741	11.69	9.73	3,341	2.07	1.86

7. Net fiduciary assets

The following fiduciary assets and liabilities held by the Group have been included in net current assets:

	As at 30 June 2003 (in £'s thousands)	As at 30 June 2002 (in £'s thousands)	As at 31 December 2002 (in £'s thousands)
Insurance broking debtors	3,478,705	2,554,538	3,367,670
Fiduciary investments	41,061	39,115	60,891
Fiduciary cash and deposits	198,958	212,311	167,694
Insurance broking creditors	(3,698,238)	(2,785,216)	(3,583,847)
Net fiduciary assets	20,486	20,748	12,408

Included within fiduciary cash and deposits are amounts which are available to the Group for general corporate purposes of £16,403,000, £16,665,000 and £8,541,000 at 30 June 2003, 30 June 2002 and 31 December 2002 respectively.

8. Debtors

	As at 30 June 2003 (in £'s thousands)	As at 30 June 2002 (in £'s thousands)	As at 31 December 2002 (in £'s thousands)
Due within one year			
Insurance broking debtors	**3,478,705**	2,554,538	3,367,670
Amounts owed by associated undertakings	**605**	-	134
Taxation recoverable	**6,293**	7,500	11,051
Deferred taxation	**600**	4,257	3,914
Other debtors	**39,081**	23,252	30,266
Prepayments and accrued income	**8,405**	10,643	15,190
	3,533,689	2,600,190	3,428,225
Due after one year			
Deferred taxation	**6,431**	5,498	7,981
	3,540,120	2,605,688	3,436,206

9. Creditors – amounts falling due within one year

	As at 30 June 2003 (in £'s thousands)	As at 30 June 2002 (in £'s thousands)	As at 31 December 2002 (in £'s thousands)
Bank and other borrowings	**19,453**	21,351	19,379
Loan notes	**334**	7,596	9,037
Insurance broking creditors	**3,698,238**	2,785,216	3,583,847
Corporation tax	**7,859**	11,088	15,613
Social security payable	**12,669**	2,132	3,146
Other creditors and accruals	**33,931**	32,095	46,302
Dividends accrued and proposed	**4,961**	14,130	5,475
	3,777,445	2,873,608	3,682,799

10. Creditors – amounts falling due after more than one year

	As at 30 June 2003 (in £'s thousands)	As at 30 June 2002 (in £'s thousands)	As at 31 December 2002 (in £'s thousands)
Bank and other borrowings	**56,066**	171,410	161,322
Loan notes	**200**	6,500	200
Other creditors and accruals	**866**	4,678	1,040
	57,132	182,588	162,562

11. Provisions for liabilities and charges

	Vacant properties (in £'s thousands)	Litigation and disputes (in £'s thousands)	Other (in £'s thousands)	Total (in £'s thousands)
At 1 January 2003	4,527	22,424	1,000	27,951
Exchange adjustments	(61)	(487)	-	(548)
Charged to the profit and loss account	-	606	-	606
Utilised in the period	(956)	(1,426)	-	(2,382)
At 30 June 2003	**3,510**	**21,117**	**1,000**	**25,627**

12. Cash Flow

(a) Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities:

	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)
Continuing operations		
Operating profit	**14,289**	6,926
Amortisation of intangible assets	**4,768**	4,754
Depreciation of tangible fixed assets	**5,054**	6,207
Gain on sale of current asset investments	**(5,950)**	-
Cost of shares gifted during the period	**109**	361
Cost of share options issued	**24,249**	3,501
Decrease/(increase) in debtors	**12,817**	(3,193)
Decrease in creditors	**(11,204)**	(14,249)
Decrease in provisions for liabilities and charges	**(2,324)**	(78)
Exchange translation differences	**(1,470)**	(536)
Net cash inflow from operating activities	**40,338**	3,693

(b) Reconciliation of movements in net cash

	As at 1 January 2003 (in £'s thousands)	Cashflow (in £'s thousands)	Other non-cash changes (in £'s thousands)	Exchange movements (in £'s thousands)	As at 30 June 2003 (in £'s thousands)
Cash at bank and in hand	203,474	62,054	-	(707)	**264,821**
Deposits classified as liquid assets	(103,001)	(26,784)	-	2,288	**(127,497)**
	100,473	35,270	-	1,581	**137,324**
Debt due after more than one year					
- bank loans	161,322	(92,395)	(8,859)	(4,002)	**56,066**
- loan notes	200	-	-	-	**200**
	161,522	(92,395)	(8,859)	(4,002)	**56,266**
Debt due within one year					
- bank loans	19,379	(11,894)	11,968	-	**19,453**
- loan notes	9,037	(8,703)	-	-	**334**
	28,416	(20,597)	11,968	-	**19,787**
	189,938	(112,992)	3,109	(4,002)	**76,053**
Liquid resources	183,295	6,700	(10,858)	(2,288)	**176,849**
Net cash including fiduciary funds	93,830	154,962	(13,967)	3,295	**238,120**

(c) Movement in borrowings

	6 months to 30 June 2003 (in £'s thousands)	6 months to 30 June 2002 (in £'s thousands)
Debt due within one year:		
New secured bank loan and loan notes	20,388	-
Repayment of part of borrowings	(40,004)	(26,773)
Debt due after more than one year:		
New secured bank loan and loan notes	58,580	40,141
Repayment of part of borrowings	(150,975)	(49,445)
Decrease in borrowings	(112,011)	(36,077)
Arrangement costs of bank loans	(981)	-
Cash outflow	(112,992)	(36,077)

13. Contingent liabilities

The Accountants Report disclosed details of two contingent liabilities, one relating to potential tax liabilities in connection with a Funded Unapproved Retirement Benefit Scheme ("FURBS") and the other relating to arbitration proceedings (to which the Group is not a party) including a former client of E W Blanch, Superior National Insurance Company.

In the FURBS matter, having taken professional advice, the Directors do not consider that a material liability will arise. In the Superior National matter, the Group could be pursued for return of reinsurance brokerage or for damages in connection with an errors and omissions claim, but no claims or threats of claims against any member of the Group have been made to date.

There has been no significant change in the status of these contingencies between the date of the listing particulars and these interim financial statements.

INDEPENDENT REVIEW REPORT TO BENFIELD GROUP LIMITED

Introduction

We have been instructed by the Company to review the financial information which comprises the profit and loss account, the balance sheet, the cashflow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
3 September 2003

Notes:

(a) *The maintenance and integrity of Benfield Group Limited's website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.*

(b) *Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.*

Company Information:
Benfield Group Limited
Registered in Bermuda (number 31639)

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head Office:
55 Bishopsgate
London
EC2N 3BD

Enquiries should be addressed to:
Paul Waters
Head of Company Secretariat
Benfield Group Limited
55 Bishopsgate
London
EC2N 3BD
Tel: + 44 (0) 7578 7000
Fax: + 44 (0) 7522 4039
Website: www.benfieldgroup.com

Shareholder Information:

Registrars:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU

Tel: 0870 162 3100
(from outside the UK: + 44 (0) 8639 2157)
Fax: + 44 (0) 8639 2342
Website: www.capitaregistrars.com

Share Price Information:
Information on the Company's share price is available via the Company's website: www.benfieldgroup.com

The shares are listed on the London Stock Exchange and the ticker symbol is BFD.

Financial Calendar:

Key dates:

3 September 2003
Interim announcement

November 2003
Payment of the Interim Dividend to the shareholders on the register at the close of business on 27 May 2003.

March 2004 (provisional)
Final results announcement

April 2004 (provisional)
Annual General Meeting
(to be held in London)

May 2004 (provisional)
Payment of Final Dividend

Notes



Head Office : 55 Bishopsgate, London EC2N 3BD, United Kingdom

Registered Office : Clarendon House, 2 Church Street, Hamilton HM11, Bermuda

focus on value-added higher margin business, such as excess of loss catastrophe cover, which represents a substantial proportion of the Group's revenue.

Managing operating costs

The Directors believe that Benfield can sustain profitable growth by leveraging the existing platform to generate increased revenue whilst maintaining a relatively flat cost base.

The Group has implemented the following initiatives in order to manage costs and improve margins:

- controlling headcount, undertaking a limited redundancy programme, rationalising office space, implementing a programme of central purchasing and applying a Group-wide unified expense policy
- rationalisation of those areas that the Directors do not believe will be capable of meeting the Group's long-term margin and growth objectives
- enhanced forecasting and budgeting procedures, which have set clear divisional targets and have improved the reliability of revenue and cost forecasts

The Directors believe that these actions should allow the Group to deliver margin improvement whilst maintaining sustainable revenue growth.

Retaining, recruiting and incentivising high quality people

The Group's continuing success depends on the quality of its employees. Benfield aims to attract and retain the most talented people by offering attractive performance-based compensation packages, the maintenance and development of bespoke in-house training programmes and by encouraging a high level of employee share ownership. Share awards have been and will continue to be used to incentivise key employees.

5.

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Wednesday 18 June 2003
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	G D Chilton	
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the Cashless Exercise for the 1998 Share Option Plan a total of 12,069,985 new Benfield Common Shares of £0.01 each are to be allotted. Of these 7,145,694 Common Shares are to be sold to cover the cost of exercising the share options and the associated tax and social costs incurred by the individuals taking part in this facility and in addition John Whiter is selling enough shares from the exercise of his share options to fund the monies outstanding for his Partly Paid shares, leaving a total amount of 4,924,291 Common Shares of £0.01 each to be retained by the individuals as detailed on the attached schedule.

Resolved:

That the shares be allotted as of today's date and the Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Chairman

Benfield Group Ld - Over-allotment Option

RNW/GBR/
RNS Number:5093M
Benfield Group Limited
19 June 2003

19 June 2003

This announcement is not for publication or distribution or release in the United States, Canada, Australia or Japan

ANNOUNCEMENT OF EXERCISE OF OVER-ALLOTMENT OPTION

Benfield Group Limited (the "Company") announces that in connection with the initial public offering of the Company (the "Global Offer") Merrill Lynch International has informed it that it has exercised the over-allotment option over 9,417,988 New Common Shares in the Company, raising an additional £23.5 million of gross proceeds for the Company at the Offer Price of 250p per Common Share.

Application has been made to the Financial Services Authority, in its capacity as the UK Listing Authority, for the shares resulting from the exercise of the over-allotment option to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities.

This announcement does not constitute or form part of an offer, or solicitation of an offer to purchase or subscribe for any Benfield Group Limited shares. Prices and values of, and income from, shares may go down as well as up. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

This announcement is not for publication, distribution or release in the United States, Canada, Australia or Japan. This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States, Canada, Australia or Japan.

Shares in Benfield Group Limited have not been and will not be registered under the US Securities Act of 1933 as amended and have not and will not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities is being made in the United States.

Merrill Lynch International and Morgan Stanley Securities Limited are the Joint Bookrunners for the Global Offer. Merrill Lynch International is Sole Sponsor

d Broker to Benfield Group Limited. Merrill Lynch International, Morgan
anley Securities Limited and Lexicon Partners Limited are acting for Benfield
oup Limited in relation to the Global Offer and no one else and will not be
sponsible to anyone other than Benfield Group Limited for providing the
otections afforded to their respective clients, nor for providing any advice
relation to the Global Offer, the contents of this document or any
ansaction or arrangement referred to herein.

abilisation/FSA

This information is provided by RNS
The company news service from the London Stock Exchange

D

CGUUWWQUPWPPR

SIN] BMG0985D1039/////

TY] 3[CTRY] GB/////[SEDOL] /////
02 19 Jun 03

7

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Friday 20 June 2003 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	G D Chilton	
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan one individual has requested to partial exercise her 'A' options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

Catherine Corrie – 12,500 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Chairman

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Monday 30 June 2003
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman G D Chilton	(Chairman)
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the Deferred Share Unit ("DSU") plan, a total of 220,405 DSU's had vested and distributed in accordance with the Rules of the Plan upon IPO. As at 30 June 2003 these DSU's are to be distributed to the various individuals as per the attached schedule as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals detailed on the attached schedule.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Chairman

Benfield Group Ld - Disposal

RNS Number:0442N
Benfield Group Limited
02 July 2003

Benfield Group Limited

2 July 2003

Partial Disposal of Investment in Montpelier Re Holdings Limited

In its listing particulars dated 13 June 2003, Benfield Group Limited ("Benfield" or the "Company") stated that it had elected to sell up to the entire holding of 1,500,000 common shares in Montpelier Re Holdings Limited ("Montpelier"), held by its wholly owned subsidiary Benfield Holdings Limited, as part of a secondary offering of Montpelier's common shares.

Following completion of this offer, Benfield announces that it has disposed of 947,479 common shares of Montpelier at a price of US$30.50 per common share in the offer. Benfield's resultant holdings in Montpelier will comprise 552,521 common shares and warrants to acquire a further 2.4 million common shares.

Benfield will receive net proceeds of US$27.7 million from the disposal. The initial cost to the Company of its total investment in Montpelier (including the warrants referred to above) was US$25.0 million.

Contacts:

Benfield

Grahame Chilton, Chief Executive	020 7578 7000
John Whiter, Chief Financial Officer	020 7578 7000
David Bogg (media)	020 7522 4016
Alison Burgess (media)	020 7578 7047
Julianne Jessup (investors)	020 7578 7425
Haggie Financial (media)	020 7417 8989

David Haggie

er Rigby

ancial Dynamics (investors) 020 7831 3113

ert Bailhache

x Child-Villiers

ffrey Pelham-Lane

es to Editors

field is a leading global reinsurance intermediary and risk advisory
iness. Our customers include many of the world's major insurance and
nsurance companies as well as government entities. Our business philosophy is
nded on working in partnership with our customers to enhance their success.
field employs over 1,600 people based in more than 30 locations worldwide.
.benfieldgroup.com

This information is provided by RNS
The company news service from the London Stock Exchange

VFLFBXDBBBBE
more information and to contact AFX: www.afxnews.com and
.afxpress.com

nfield Group Ld - Director Shareholding

RNS Number:0827N
nfield Group Limited
July 2003

Benfield Group Limited

NON-EXECUTIVE DIRECTORS' INTERESTS IN COMMON SHARES

nfield Group Limited (the "Company") has today received notification that, on July 2003, certain Non-Executive Directors acquired beneficial interests in mmon shares of the Company at a price of 281 pence per share. Details of the rchases are set out in the table below:

n-Executive Director	Name of Registered Holder	Number of Shares Acquired	% of Issued Common Shares
ancis Maude	Francis Maude	5,000	0.002%
ul Roy	NY Nominees Limited	5,000	0.002%
drew Fisher	Andrew Fisher	5,000	0.002%

nce none of the above Directors held any common shares in the Company prior to ese purchases, their resultant holdings are as set out in the table above.

r further information, please contact:

ul Waters

ad of Company Secretariat

4 (0) 20 7578 7000

11

CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting
held on Friday 18 July 2003
at 55 Bishopsgate London EC2N 3BD

Sent to Chris Burchill 21/7/03

Present:	D J Coldman	(Chairman)
	A T M MacDonald	
	J L P Whiter	
In attendance:	D M Walsh	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan two individuals had requested to exercise their options and the necessary documentation has been received.

It was noted that both were ex-employees of the Group and so the close period restrictions would not apply.

Resolved:

That the shares be allotted as of today's date to the following individuals:-

Dr Heiko Frings – 25,000 Common Shares of £0.01 each

Graham Latter – 16,665 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Chairman

Certified true Copy

~~Director~~ / Secretary

Benfield Group Ld - Interim Results

RNS Number:3187P
Benfield Group Limited
03 September 2003

3 September 2003

Benfield Group Limited

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2003

Benfield Group Limited ("Benfield"), the reinsurance intermediary which listed on the London Stock Exchange on 18 June 2003, today announces its interim results for the six months ended 30 June 2003.

Group Financial Highlights

Operating revenue growth combined with a focus on margin enhancement and further realisation of the benefits following the acquisition of E W Blanch in May 2001 have led to positive growth in the trading result and continued improvement in margins.

* Group operating revenue increased by 8.3% to £153.7m (H1 2002: £142.0m). At constant rates of exchange the increase in operating revenue was 12.5%
* Group trading result(1) increased by 51.1% to £44.6m (H1 2002: £29.5m). Group trading margin improved to 29.0% (H1 2002: 20.8%)
* Profit before tax and exceptional items increased by £19.2m to £28.1m (H1 2002:£8.9m). Profit before tax improved to £1.5m (H1 2002: loss £2.7m)
* Adjusted diluted earnings per share (before goodwill amortisation and exceptional items) increased to 9.73p (H1 2002: 1.86p). Basic earnings per share reported a loss of 2.61p (H1 2002 loss of 5.68p)

(1) Trading result comprises operating profit from continuing operations before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items. A reconciliation of trading result to the statutory format profit and loss account is shown in note 2 to the interim report.

John Coldman, Chairman of Benfield, commented: "A highlight of the last six months for Benfield was the completion of our IPO in June. We were pleased with the positive response to the IPO and welcome our new shareholders. I am delighted to be able to report good progress in Benfield's first interim results

atement as a listed company."

ahame Chilton, Chief Executive of Benfield, commented: "New business growth d focused cost control continue to deliver margin enhancement in both the US d International divisions. Continued change in the global reinsurance market increasing demand for our specialist transactional skills and analytical rvices. Trading conditions remain favourable and we believe that Benfield is ll positioned to continue to deliver long term growth to shareholders."

sults of operations

	Six months to 30 June 2003 £'000	2002 £'000	Change
erating revenue			
ternational	89,339	83,573	+6.9%
ited States	62,193	56,667	+9.8%
rporate	2,147	1,712	+25.4%
tal operating revenue	153,679	141,952	+8.3%
ading result			
ternational	33,747	28,990	+16.4%
ited States	18,239	8,533	+113.7%
rporate	(7,398)	(8,023)	+7.8%
tal trading result	44,588	29,500	+51.1%
ading margin			
ternational	37.8%	34.7%	
ited States	29.3%	15.1%	
tal trading margin	29.0%	20.8%	

ntact details:
vestors

lianne Jessup	Benfield	+44 (0)20 7578 7425
ex Child-Villers or Robert Bailhache	Financial Dynamics	+44 (0)20 7831 3113

dia

vid Bogg	Benfield	+44 (0)20 7522 4016
ison Burgess	Benfield	+44 (0)20 7578 7047
vid Haggie or Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

WSWIRES: There will be a conference call today for wire services at 7.30am ST) on UK dial in +44 (0)800 953 0539 and international dial in +44 1 4525 345.

ıte: Benfield, David Haggie.

ıLYSTS: A presentation to analysts will take place at 9.30am (BST) at
ıfield, 55 Bishopsgate, London EC2N 3BD. The analysts' presentation is being
lio webcast later in the day and can be replayed on Benfield's website
ı.benfieldgroup.com. The presentation slides will also be available on the
ısite.

IEF EXECUTIVE'S STATEMENT

erview

erating revenue growth combined with a focus on margin enhancement and the
rther realisation of benefits following the acquisition of E W Blanch in May
01 have led to positive growth in the trading result and continued improvement
margins.

erating revenue increased by 8.3% to £153.7m for the six months ended 30 June
03 from £142.0m for the six months ended 30 June 2002. This increase reflects
owth in the form of new business from both new and existing customers,
rtially offset by the depreciation in the US dollar. At constant rates of
change, operating revenue increased by 12.5%. Approximately 87% of the Group's
rnover in the period was earned from business generated from existing
stomers. The remainder was in respect of new customer wins and non-recurring
siness, including advice on one-off transactions.

e trading result increased to £44.6m from £29.5m, reflecting growth in both
e International division and, in particular, the US division, supported by
intenance of a stable central cost base within the Corporate division.

ading margin improved to 29.0%. The increased margin reflects the operational
verage provided by a well controlled cost base and is a demonstration of the
nefits achieved from the continued integration of E W Blanch. However, there
re benefits from timing differences on planned investment in the US, which may
ad to a lower margin in the second half of the year.

ofit before tax and exceptional items increased to £28.1m from £8.9m.
ceptional charges of £26.5m were incurred mainly from the cost of share based
ards to employees and certain charges incurred as a result of the IPO, offset
a gain on disposal of part of the Group's shareholding in Montpelier Re.
ter exceptional items, profit before tax increased to £1.5m from a loss of
.7m.

ternational Division

: International division has maintained its trend of margin improvement
.lowing the initial dilutive impact of the non-US businesses acquired with E W
inch. Revenue growth, management of operating costs and the continued
:ionalisation of lower margin areas of the business have led to a solid
provement in the trading result.

:ernational operating revenue increased by 6.9% to £89.3m for the six months
ded 30 June 2003 from £83.6m for the six months ended 30 June 2002. At
nstant rates of exchange, operating revenue increased by 9.0%. Within the
vision, there was strong growth in areas targeted for expansion. The European
siness unit reflected the benefits of market share gains following recent
vestment in Central and Eastern Europe. There was also good progress in the
obal ReMetrics and Advisory business units, and within the Pacific Rim area.

e trading result was £33.8m, an increase of 16.4% and the trading margin rose
37.8% from 34.7%.

e division's principal reinsurance markets remained generally firm although
me softening was seen in rates for property catastrophe cover in areas not
fected by recent losses. The trend away from proportional to non-proportional
insurance created opportunities as demand increased for excess of loss
verage in Europe.

Division

e US division has performed well, with growth in both revenue and margin in
e six months ended 30 June 2003. This growth has been achieved by leveraging
e platform established through the acquisition of the predominantly US based E
Blanch. The division's result has also benefited from the timing of certain
erating costs between the first and second half of the year.

operating revenue increased by 9.8% to £62.2m for the six months ended 30
ne 2003 from £56.7m for the six months ended 30 June 2002. This reported
owth was adversely impacted by the weaker US dollar with growth of 17.5%
hieved at constant rates of exchange. The increased revenue was achieved
rough organic growth, underpinned by business from existing customers which
presented approximately 92% of turnover.

e combination of revenue growth, cost control and the timing differences
ntioned above have increased the trading result to £18.2m from £8.5m. In
dition the trading margin has continued to improve, increasing to 29.3% from
.1% for the comparable period last year.

property catastrophe reinsurance rates have become more competitive,

flecting the plentiful capacity available for the most attractive risks. wever there has been increased demand for additional capacity on peak posures such as Florida hurricane. Casualty capacity remained fairly stricted and premiums continued to increase in most casualty classes.

lance Sheet

e Initial Public Offering of Benfield shares on the London Stock Exchange nerated gross proceeds of £132.0m, which after costs were used to repay tstanding indebtedness. At 30 June 2003, the Group had net assets (excluding odwill) of £33.8m, gross debt of £76.1m and net corporate cash of £6.2m.

25 June 2003, the Group agreed to sell part of its shareholding in Montpelier , resulting in an operating exceptional gain of £6.0m. Net cash proceeds of 6.8m were received on 2 July 2003 in respect of this transaction.

vidend

interim dividend of 2p per common share is payable in November 2003 to areholders on the register on 27 May 2003.

e Board expects to propose the first dividend following the IPO in March 2004, be paid in May 2004. Benfield's intended dividend policy is to target a yout ratio of approximately 50% of earnings before exceptional items and odwill amortisation.

tlook

ading conditions remain favourable and the Directors expect full year results be in line with expectations.

nfield's leading market position and the increasing demand for reinsurance ovide a strong platform for further revenue growth and margin enhancement.

ahame Chilton

ief Executive

September 2003

te to Editors:

nfield is the world's leading independent reinsurance intermediary and risk visory business. Its customers include many of the world's major insurance and insurance companies as well as Government entities and global corporations.

ıfield employs more than 1,600 people based in over 30 locations worldwide.
e company is listed on the London Stock Exchange under the ticker symbol BFD.
e www.benfieldgroup.com.

NSOLIDATED PROFIT AND LOSS ACCOUNT
audited results for the six months ended 30.June.2003.

	Notes	6 months to 30 June 2003	6 months to 30 June 2002
		£'000	£'000
rnover	2	150,041	138,861
terest income		3,638	3,091
erating Revenue		153,679	141,952
t operating expenses before exceptional items		(118,913)	(123,413)
ceptional items	3	(20,477)	(11,613)
tal Net Operating Expenses		(139,390)	(135,026)
erating profit before exceptional items		34,766	18,539
ceptional items	3	(20,477)	(11,613)
oup Operating Profit		14,289	6,926
are of operating losses of associated undertakings		(1,608)	(3,294)
in on the sale of fixed assets	3	36	1,065
terest payable and similar charges before exceptional items		(5,145)	(7,429)
ceptional items	3	(6,050)	-
tal interest payable and similar charges		(11,195)	(7,429)
ofit/(loss) on ordinary activities before taxation	2	1,522	(2,732)
x on profit/(loss) on ordinary activities	4	(5,550)	(5,420)
ss on ordinary activities after taxation		(4,028)	(8,152)
uity minority interests		11	(31)
ss for the financial period		(4,017)	(8,183)
vidends - including non-equity	5	(3,719)	(7,522)
tained loss for the financial period		(7,736)	(15,705)
sses per 1p common share			
sic	6	(2.61)p	(5.68)p
luted	6	(2.61)p	(5.68)p
justed earnings/(losses) per 1p common share excluding exceptional ems and non-operating gains and losses			
sic	6	8.87p	(0.87)p
luted	6	7.38p	(0.87)p
justed earnings per 1p common share excluding goodwill amortisation, ceptional items and non-operating gains and losses			
sic	6	11.69p	2.07p
luted	6	9.73p	1.86p

ISOLIDATED BALANCE SHEET
ıudited as at 30 June 2003

	Notes	As at 30 June 2003 £'000	As at 30 June 2002 £'000	As at 31 December 2002 £'000
ced Assets				
:angible assets		166,540	176,047	173,987
ıgible assets		20,144	25,957	21,087
vestments in associated undertakings		3,245	4,219	5,506
vestment in own shares		11,354	8,188	7,449
ıer long term investments		4,996	25,596	5,572
		206,279	240,007	213,601
rrent Assets				
otors - due within one year	8	3,533,689	2,600,190	3,428,225
otors - due after one year	8	6,431	5,498	7,981
vestments		49,352	39,115	80,294
sh at bank and in hand - *including fiduciary funds*		264,821	238,841	203,474
		3,854,293	2,883,644	3,719,974
rrent Liabilities				
editors - amounts falling due within one year	9	(3,777,445)	(2,873,608)	(3,682,799)
t Current Assets		76,848	10,036	37,175
tal Assets less Current Liabilities		283,127	250,043	250,776
editors - amounts falling due after more than one year	10	(57,132)	(182,588)	(162,562)
ovisions for liabilities and charges	11	(25,627)	(13,117)	(27,951)
t Assets		200,368	54,338	60,263
pital and Reserves				
lled up share capital		2,596	357	357
are premium		128,325	-	-
her reserves		134,632	136,250	136,250
ofit and loss account		(65,356)	(82,430)	(76,650)
tal Shareholders' Funds				
uity		158,997	13,167	18,074
n-equity		41,200	41,010	41,883
		200,197	54,177	59,957
uity minority interest		171	161	306
pital Employed		200,368	54,338	60,263

nsolidated Statement of Total Recognised Gains and Losses
audited for the six months ended 30 June 2003

	6 months to 30 June 2003	6 months to 30 June 2002
	£'000	£'000
ss for the financial period	(4,017)	(8,183)
change adjustments offset in reserves	(842)	(410)
tal recognised losses relating to the period	(4,859)	(8,593)

conciliation of Movements in Consolidated Shareholders' Funds
audited for the six months ended 30 June 2003

	6 months to 30 June 2003 £'000	6 months to 30 June 2002 £'000
ss for the financial period	(4,017)	(8,183)
vidends	(3,719)	(7,522)
	(7,736)	(15,705)
her recognised gains and losses relating to the period	(842)	(410)
ovision for deferred share units and share options	28,263	2,864
t proceeds of common shares issued for cash	120,408	-
mmon shares issued to employees	147	1,068
yment of partly paid common shares	-	807
t proceeds of cumulative redeemable convertible preference shares sued for cash	-	19,139
t change in shareholders' funds	140,240	7,763
areholders' funds as at 1 January	59,957	46,414
areholders' funds as at 30 June	200,197	54,177

nsolidated Cashflow Statement
audited for the six months ended 30 June 2003

	Notes	6 months to 30 June 2003 £'000	6 months to 30 June 2002 £'000
t cash inflow from operating activities	12	40,338	3,693
turns on investments and servicing of finance			
terest paid		(8,085)	(7,223)
rangement fee for new credit facilities		(981)	-
n-equity dividends paid to shareholders		(1,008)	-

cash outflow from servicing of finance		(10,074)	(7,223)
ation		(3,683)	(3,983)
ital expenditure and financial investment			
chase of tangible fixed assets		(4,876)	(5,295)
e of tangible fixed assets		853	4,413
chase of fixed asset investments		(5)	(17,505)
e of fixed asset investments		494	23,767
chase of own shares		-	(3)
cash (outflow)/inflow from capital expenditure and financial estment		(3,534)	5,377
uisitions and disposals			
rease in investment in subsidiary undertakings		-	(107)
posal of associated undertakings		651	-
cash inflow/(outflow) from acquisitions		651	(107)
ity dividends paid to shareholders		(3,162)	-
cash inflow/(outflow) before use of liquid resources and ancing		20,536	(2,243)
agement of liquid resources			
decrease in current asset investments		20,084	3,607
rease in short term deposits with banks		(26,784)	(14,610)
cash outflow from management of liquid resources		(6,700)	(11,003)
ancing			
proceeds from issue of cumulative redeemable convertible eference shares		-	19,600
proceeds from issue of common shares		111,310	294
oceeds from share options exercised and common shares disposed on *behalf of holders*		18,779	-
oceeds of final payment of partly paid common shares		-	807
rease in bank loans		(103,308)	(35,048)
an notes repaid		(8,703)	(1,029)
cash inflow/(outflow) from financing		18,078	(15,376)
rease/(decrease) in cash (excluding fiduciary funds)		31,914	(28,622)
uciary funds			
ement in fiduciary debtor and creditor balances		3,356	43,217
rease in net cash	12	35,270	14,595
conciliation to net cash			
cash at 1 January		93,830	3,505
rease in net cash		35,270	14,595
ement in deposits		26,784	14,610
ement in current asset investments		(20,084)	(3,607)
ement in borrowings		112,992	36,077
er non-cash changes		(13,967)	(205)
hange adjustments		3,295	6,123
cash at 30 June	12	238,120	71,098

:es to the Interim Report
: the six months ended 30 June 2003

Basis of accounting

e unaudited results for the six months ended 30 June 2003 have been prepared
ler the historical cost convention and in accordance with the accounting
licies described in the Accountants Report prepared for inclusion in the
sting particulars dated 13 June 2003 (the "Accountants Report") of the
npany.

e financial information for the year ended 31 December 2002 included in this
:erim report has been extracted from the Accountants Report. Such financial
formation does not constitute financial statements of the Company for that
riod for the purposes of section 84 of the Bermuda Companies Act 1981. Copies
the Accountants Report for the Company, upon which the accountants have given
unqualified report, can be obtained from the Company Secretary at 55
shopsgate, London, EC2N 3BD.

Segmental information

ographical analysis by location of operation:

	Turnover		Profit before tax	
	6 months to 30 June 2003 £000	6 months to 30 June 2002 £000	6 months to 30 June 2003 £000	6 months to 30 June 2002 £000
ited Kingdom	83,351	81,396	(14,710)	(2,035)
rth America	55,862	49,823	13,740	(3,406)
ntinental Europe	4,165	2,226	411	788
her	6,663	5,416	2,081	1,921
	150,041	138,861	1,522	(2,732)

erating segments

e analysis of operating revenue and trading result by operating segment set
t below is different from the analysis provided above which has been produced
accordance with the requirements of Statement of Standard Accounting Practice
, "Segmental Reporting". Trading result is a non-statutory measure and
mprises operating profit from continuing operations before amortisation of
odwill, depreciation of tangible fixed assets and exceptional items. This
asure and the analysis by operating segment are presented by way of additional
formation which conforms more closely to the manner in which the Group
erates its business and assesses its financial performance.

ding result

	6 months to 30 June 2003 £'000	6 months to 30 June 2002 £'000
.ernational		
:rating revenue	89,339	83,573
:rating profit before exceptionals	30,651	25,640
›reciation	3,096	3,350
ıding result	33,747	28,990
.ted States		
:rating revenue	62,193	56,667
:rating profit before exceptionals	16,622	5,928
›reciation	1,617	2,605
ıding result	18,239	8,533
:porate		
erating revenue	2,147	1,712
erating loss before exceptionals	(12,507)	(13,029)
preciation	341	252
ortisation	4,768	4,754
ading result	(7,398)	(8,023)
:al		
erating revenue	153,679	141,952
erating profit before exceptionals	34,766	18,539
preciation	5,054	6,207
ortisation	4,768	4,754
ading result	44,588	29,500

Exceptional items	6 months to 30 June 2003 £'000	6 months to 30 June 2002 £'000
erating		
anting of awards under the 2002 Incentive Plan	22,432	-
ards granted as part of acquisitions	1,817	2,864
ofessional fees	2,178	3,110
in on disposal of current asset investments	(5,950)	-
sts in respect of the integration of E.W. Blanch	-	5,639
	20,477	11,613
n-operating		
in on disposal of fixed assets	(36)	(1,065)
ceptional finance charges	6,050	-

anting of awards under the 2002 Incentive Plan

are based awards were made under the 2002 Incentive Plan to certain key

ıloyees of the Group in respect of services provided prior to the Initial
ılic Offering in the United Kingdom. No previous awards had been made, and it
intended that no further awards will be made under the 2002 Incentive Plan.
: cost of awards granted at less than the fair value of the underlying common
ıres has been recognised in full in the profit and loss account at the date of
ınt as they relate to prior services and no performance criteria (other than
ıtinued employment with the Group) are attached to those awards.

ırds granted as part of acquisitions

the acquisition of E W Blanch in May 2001 the Group provided share based
ırds to certain key employees of the acquired company for which the cost is
ing spread over a 17 to 29 month vesting period from the date of acquisition,
sulting in a charge of £1,817,000 and £2,864,000 for the periods ended 30 June
)3 and 30 June 2002 respectively.

ɔfessional fees

ɔfessional fees of £2,178,000 related to the Initial Public Offering in the
ited Kingdom were charged to the profit and loss account in the period to 30
ne 2003. Professional fees of £3,110,000 in respect of the redomiciliation
om the United Kingdom to Bermuda in October 2002 and the initial intention to
gister the securities in the United States were charged in the period to 30
ne 2002

sts in respect of the integration of E W Blanch

ring the period ended 30 June 2002 the Group incurred additional costs in
nnection with the E W Blanch acquisition, which took place in May 2001,
mprising property rationalisation costs, redundancy payments and costs
sociated with the termination of a defined benefit pension scheme.

ceptional finance charges

completion and delivery of proceeds of the Initial Public Offering in the
ited Kingdom on 18 June 2003, the Group entered into a new credit facilities
reement. At the same date, the Group's previous credit facilities were
ncelled and repaid. Proceeds from the Initial Public Offering, and funds
ailable from the new credit facilities, were used to repay the outstanding
rrowings under the cancelled facilities. On cancellation, charges were
curred in the write off of prepaid facility arrangement fees and termination
swap and collar interest rate derivative contracts which related to the
ncelled facilities.

Taxation on profit/(loss) on ordinary activities

	6 months to 30 June 2003 £'000	6 months to 30 June 2002 £'000
corporation tax		
rent tax on income for the period	(1,758)	4,304
erred taxation	1,457	(130)
eign tax		
rent tax on income for the period	4,925	1,745
erred taxation	924	(499)
: on share of operating profit in associates		
rent tax on income for the period	2	-
	5,550	5,420
ation on profit before exceptional items	12,663	8,188
ation on exceptional items	(7,113)	(2,768)
	5,550	5,420

Dividends

	6 months to 30 June 2003 £'000	6 months to 30 June 2002 £'000
ity		
erim payable	3,331	6,512
-equity		
able	1,541	1,010
versal of accrued charge (see note below)	(1,153)	-
	3,719	7,522

e interim dividend of 2p per share (2002: 4p) is payable in November 2003 to
areholders who were registered at the close of business on 27 May 2003.

e amount accrued in prior periods in respect of the dividend on the cumulative
deemable convertible preference shares has been adjusted to reflect the fixed
ture dividend rate of 6% per annum, which resulted from the Initial Public
fering in the United Kingdom.

Earnings Per Share

sic earnings per share is calculated by dividing the earnings attributable to
mmon shareholders by the weighted average number of common shares in issue
ring the period, excluding those held in the employee share trusts which are
eated as cancelled. For diluted earnings per share, the weighted average
mber of common shares in issue, excluding those held in the employee share
usts, is adjusted to assume conversion of all dilutive potential common
ares. The Company has had the following three classes of shares which were
tentially dilutive during the periods presented:

(i) cumulative redeemable convertible preference shares;

(ii) those share options granted to employees where the exercise price is less than the estimated fair value of the Company's common shares during the relevant period; and

(iii) deferred share units.

	6 months to 30 June 2003 Number of shares	6 months to 30 June 2002 Number of shares
ıdjusted weighted average number of shares	168,876,031	161,795,158
.ution effect of share options	11,145,667	12,193,530
.ution effect of deferred share units	4,911,815	5,383,971
lution effect of cumulative redeemable convertible eference shares	18,005,471	-
justed weighted average number of shares on a diluted basis	202,938,984	179,372,659

entially dilutive securities totalling 12,204,922 shares in respect of mulative redeemable convertible preference shares have not been included in e determination of diluted net loss per share as their inclusion would be ti-dilutive in the period ended 30 June 2002.

pplementary basic and diluted earnings per share have been calculated to clude the effect of exceptional items, non-operating gains and losses and odwill amortisation. The adjusted numbers have been provided in order that the fects of these charges on reported earnings can be fully appreciated.

	6 months to 30 June 2003			6 months to 30 June 2002		
		Basic pence per share	Diluted pence per share		Basic pence per share	Diluted pence per share
	£'000			£'000		
ss attributable to shareholders	(4,017)			(8,183)		
ss preference dividends	(388)			(1,010)		
sses attributable to common shareholders	(4,405)	(2.61)	(2.61)	(9,193)	(5.68)	(5.68)
fect of previously anti-dilutive securities		-	0.44		-	-
ceptional items and non-operating gains and sses	26,491	15.69	13.05	10,548	6.52	6.52
xation on exceptional items and non-operating ins and losses	(7,113)	(4.21)	(3.50)	(2,768)	(1.71)	(1.71)
justed earnings/(losses) excluding	14,973	8.87	7.38	(1,413)	(0.87)	(0.87)

ceptional items and non-operating gains and sses						
fect of previously anti-dilutive securities	-	-	-	-	-	0.08
odwill amortisation	4,768	2.82	2.35	4,754	2.94	2.65
justed earnings excluding exceptional items, n-operating gains and losses and goodwill ortisation	19,741	11.69	9.73	3,341	2.07	1.86

Net fiduciary assets

e following fiduciary assets and liabilities held by the Group have been cluded in net current assets:

	As at 30 June 2003 £'000	As at 30 June 2002 £'000	As at 31 December 2002 £'000
surance broking debtors	3,478,705	2,554,538	3,367,670
duciary investments	41,061	39,115	60,891
duciary cash and deposits	198,958	212,311	167,694
surance broking creditors	(3,698,238)	(2,785,216)	(3,583,847)
t fiduciary assets	20,486	20,748	12,408

cluded within fiduciary cash and deposits are amounts which are available to e Group for general corporate purposes of £16,403,000, £16,665,000 and ,541,000 at 30 June 2003, 30 June 2002 and 31 December 2002 respectively.

Debtors

	As at 30 June 2003 £'000	As at 30 June 2002 £'000	As at 31 December 2002 £'000
e within one year			
surance broking debtors	3,478,705	2,554,538	3,367,670
ounts owed by associated undertakings	605	-	134
xation recoverable	6,293	7,500	11,051
ferred taxation	600	4,257	3,914
her debtors	39,081	23,252	30,266
epayments and accrued income	8,405	10,643	15,190
	3,533,689	2,600,190	3,428,225
e after one year			
ferred taxation	6,431	5,498	7,981
	3,540,120	2,605,688	3,436,206

Creditors - amounts falling due within one year

	As at 30 June 2003	As at 30 June 2002	As at 31 December 2002

	£'000	£'000	£'000
ık and other borrowings	19,453	21,351	19,379
an notes	334	7,596	9,037
surance broking creditors	3,698,238	2,785,216	3,583,847
rporation tax	7,859	11,088	15,613
cial security payable	12,669	2,132	3,146
ner creditors and accruals	33,931	32,095	46,302
vidends accrued and proposed	4,961	14,130	5,475
	3,777,445	2,873,608	3,682,799

. Creditors - amounts falling due after more than one year

	As at 30 June 2003 £'000	As at 30 June 2002 £'000	As at 31 December 2002 £'000
nk and other borrowings	56,066	171,410	161,322
an notes	200	6,500	200
her creditors and accruals	866	4,678	1,040
	57,132	182,588	162,562

. Provisions for liabilities and charges

	Vacant properties £000	Litigation and disputes £000	Other £000	Total £000
1 January 2003	4,527	22,424	1,000	27,951
change adjustments	(61)	(487)	-	(548)
arged to the profit and loss count	-	606	-	606
ilised in the period	(956)	(1,426)	-	(2,382)
30 June 2003	3,510	21,117	1,000	25,627

. Cash Flow

) Cash flow from operating activities

conciliation of operating profit to net cash inflow from operating activities:

	6 months to 30 June 2003 £'000	6 months to 30 June 2002 £'000
ntinuing operations		

erating profit	14,289	6,926
ortisation of intangible assets	4,768	4,754
preciation of tangible fixed assets	5,054	6,207
.n on sale of current asset investments	(5,950)	-
st of shares gifted during the period	109	361
st of share options issued	24,249	3,501
crease/(increase) in debtors	12,817	(3,193)
crease in creditors	(11,204)	(14,249)
crease in provisions for liabilities and charges	(2,324)	(78)
change translation differences	(1,470)	(536)
cash inflow from operating activities	40,338	3,693

) Reconciliation of movements in net cash

	As at 1 January 2003 £'000	Cashflow £'000	Other non-cash changes £'000	Exchange movements £'000	As at 30 June 2003 £'000
sh at bank and in nd	203,474	62,054	-	(707)	264,821
posits classified as quid assets	(103,001)	(26,784)	-	2,288	(127,497)
	100,473	35,270	-	1,581	137,324
ot due after more an 1 year					
bank loans	161,322	(92,395)	(8,859)	(4,002)	56,066
loan notes	200	-	-	-	200
	161,522	(92,395)	(8,859)	(4,002)	56,266
ot due within 1 year					
bank loans	19,379	(11,894)	11,968	-	19,453
loan notes	9,037	(8,703)	-	-	334
	28,416	(20,597)	11,968	-	19,787
	189,938	(112,992)	3,109	(4,002)	76,053
quid resources	183,295	6,700	(10,858)	(2,288)	176,849
t cash including duciary funds	93,830	154,962	(13,967)	3,295	238,120

) Movement in borrowings

	6 months to 30 June 2003 £'000	6 months to 30 June 2002 £'000
ot due within 1 year:		
w secured bank loan and loan notes	20,388	-
payment of part of borrowings	(40,004)	(26,773)

ot due after 1 year:		
w secured bank loan and loan notes	58,580	40,141
payment of part of borrowings	(150,975)	(49,445)
crease in borrowings	(112,011)	(36,077)
rangement costs of bank loans	(981)	-
sh outflow	(112,992)	(36,077)

. Contingent liabilities

e Accountants Report disclosed details of two contingent liabilities, one lating to potential tax liabilities in connection with a Funded Unapproved tirement Benefit Scheme ("FURBS") and the other relating to arbitration oceedings (to which the Group is not a party) including a former client of E W anch, Superior National Insurance Company.

the FURBS matter, having taken professional advice, the Directors do not nsider that a material liability will arise. In the Superior National matter, e Group could be pursued for return of reinsurance brokerage or for damages in nnection with an errors and omissions claim, but no claims or threats of aims against any member of the Group have been made to date.

ere has been no significant change in the status of these contingencies tween the date of the listing particulars and these interim financial atements.

D

NKBKKCBKDBCK

14

CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting held on Friday 5 September 2003 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	G D Chilton	
	J L P Whiter	
In attendance:	D M Walsh	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan one individuals had requested to exercise her options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

Ms Catherine Corrie – 18,750 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Chairman

Benfield Group Ld - Disposal

RNS Number:7645P
Benfield Group Limited
15 September 2003

RECEIVED
2004 JUN -3 A 10:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 September 2003

Benfield Group Limited

Disposal of Unisure, Inc.

Benfield Group Limited ("Benfield") today announces that its wholly owned subsidiary Paragon Strategic Solutions Inc. has sold the assets of its subsidiary Unisure, Inc. ("UniSURe(R)"), a provider of reinsurance software and related services to Fiserv, Inc. (Nasdaq: FISV), a provider of information management systems and services to the financial industry. In addition, Paragon and Fiserv have entered a strategic marketing relationship that will provide Paragon and Benfield with access to Fiserv's entire line of technology tools.

Rod Fox, Chief Executive Officer of Benfield's U.S. Operations, commented: " Transferring the assets of UniSURe and entering into a strategic marketing relationship with Fiserv will allow Paragon to be even more creative and focused in delivering results-driven solutions to our clients. We see this as an opportunity to enhance Paragon's overall process and effectiveness."

Unisure, Inc. had annual sales of approximately $4,800,000 and net assets of $150,000. Gross proceeds of the sale were $2,250,000.

/ends...

: further information, please contact:

nfield:

ison Burgess (Media) +44 (0)20 7578 7047

lianne Jessup (Analysts/Investors) +44 (0)20 7578 7425

tes to Editors:

nfield is the world's leading independent reinsurance intermediary and risk visory business. Its customers include many of the world's major insurance d reinsurance companies as well as Government entities and global rporations. Benfield employs more than 1,600 people based in over 30 cations worldwide. The company is listed on the London Stock Exchange under e ticker symbol BFD. See www.benfieldgroup.com

This information is provided by RNS
The company news service from the London Stock Exchange

D

SZELFFXKBBBBF
r more information and to contact AFX: www.afxnews.com and w.afxpress.com

12

CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting
held on Tuesday 16 September 2003
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	A T M MacDonald	
	J L P Whiter	
In attendance:	D M Walsh	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan one individual had requested to exercise his options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

Mr Sanjiv Shah – 25,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Chairman

CONFIDENTIAL 17

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Friday 31 October 2003 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	J L P Whiter	
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the Deferred Share Unit ("DSU") plan, a total of 912,575 DSU's had vested and distributed in accordance with the Rules of the Plan upon IPO. As at 31 October 2003 these DSU's are to be distributed to the various individuals as per the attached schedule as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals detailed on the attached schedule.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

nfield Group Ld - Additional Listing

RNS Number:4545S
nfield Group Limited
November 2003

November 2003

BENFIELD GROUP LIMITED (the "Company")

Additional Listing

plication has today been made to the UK Listing Authority for the admission of
total of 1,246,520 ordinary shares of £0.01 each in Benfield Group Limited to
e Official List and to the London Stock Exchange for these securities to be
mitted to trading.

e application has been made in respect of 97,915 shares issued pursuant to the
nfield Group Limited 1998 Share Option Plan and 1,148,605 shares issued
rsuant to the Benfield Group Limited Deferred Share Unit ("DSU") Plan.

D

SKELBLXFBZFBF

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Tuesday 9 December 2003
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan one individual has requested to exercise his options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

Kevin Bogardus – 62,500 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

Benfield Group Ld - Trading Statement

RNS Number:1234T
Benfield Group Limited
11 December 2003

11 December 2003

Benfield Group Limited
Trading update for the year ending 31 December 2003

Benfield Group Limited, the world's leading independent reinsurance intermediary, today issues an update on trading prior to the end of its financial year.

Reported revenues for the Group in 2003, on a constant currency basis, are expected to achieve the rate of growth anticipated at the time of the recent Initial Public Offering. Similarly, the Group is set to achieve the improved level of trading margin anticipated at that time. Cash flows remain strong.

The US division has continued to perform well with further growth from property and casualty placements. Although the weakness of the US dollar will affect the reported results, on a constant currency basis the US operation will have registered strong performance and grown its market share.

The results of the International division, which will also be impacted by the weakness of the US dollar, continue to demonstrate steady progress. The targeted growth areas have performed well, particularly in Central and Eastern Europe.

Market conditions in casualty classes remain strong although there is some pressure on rates in property classes. Overall, the outlook for 2004 shows good opportunities for further growth in revenue and margin and further improvement in market position.

For further information, please contact:

David Bogg (media) + 44 (0) 20 7522 4016
Julianne Jessup (investors) + 44 (0) 20 7578 7425
Benfield

David Haggie/Peter Rigby (media) + 44 (0) 20 7417 8989
Haggie Financial

out Benfield:

nfield is the world's leading independent reinsurance intermediary and risk
visory business. Its customers include most of the world's major insurance
d reinsurance companies as well as Government entities and global
rporations. From advising on risk management to accessing contingent capital,
nfield's business philosophy is founded on working in partnership with its
stomers to enhance their success. Benfield employs over 1,700 people based in
re than 30 locations worldwide. The company is listed on the London Stock
change under the ticker symbol BFD. www.benfieldgroup.com

This information is provided by RNS
The company news service from the London Stock Exchange

D

ILFLTFDLILIV

Benfield Group Ld - Director Shareholding

RNS Number:4424T
Benfield Group Limited
18 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

As part of the Employee Share Facility which was put in place today by Benfield to coincide with the first release of Employee Lock-Ups following the successful IPO in June 2003, the following Directors participated:

- Rod Fox
- Andrew MacDonald
- David Spiller

1. Name of company

Benfield Group Limited

2. Name of director

Rod Fox (i)

David Spiller (ii)

Andrew MacDonald (iii)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

David Spiller the shares are held in a trust on behalf of his children

Name of the registered holder(s) and, if more than one holder, the number of
res held by each of them (if notified)

Rod Fox

odman Reeder Fox - 7,863,115 shares

RFox II LP - 515,000 shares

RFox LP - 505,000 shares

David Spiller

David Hutchinson Spiller - 2,107,752 shares

Mrs Unni Spiller - 65,045 shares

HSBC Global Custody Nominee (UK) Ltd 813740 acct - 1,508,100 shares

) Andrew MacDonald - 1,500,570 shares

Please state whether notification relates to a person(s) connected with the
ector named in 2 above and identify the connected person(s)

Please state the nature of the transaction. For PEP transactions please
licate whether general/single co PEP and if discretionary/non discretionary

re Sale

Number of shares / amount of stock acquired

Percentage of issued class

a

Number of shares/amount of stock disposed

576,923 shares

) 576,923 shares

i) 375,000 shares

. Percentage of issued class

0.24%

) 0.24%

i) 0.15%

. Class of security

mmon Shares of £0.01 Each

. Price per share

.60 per share

. Date of transaction

December 2003

. Date company informed

December 2003

. Total holding following this notification

Rod Fox

Rodman Reeder Fox - 7,286,192 shares

RRFox II LP - 515,000 shares

RRFox LP - 505,000 shares

) David Spiller

David Hutchinson Spiller - 2,107,752 shares

Mrs Unni Spiller - 65,045 shares

HSBC Global Custody Nominee (UK) Ltd 813740 acct - 931,177 shares

i) Andrew MacDonald - 1,125,570 shares

. Total percentage holding of issued class following this notification

3.43%

) 1.28%

i) 0.46%

a director has been granted options by the company please complete the
llowing boxes.

. Date of grant

Period during which or date on which exercisable

Total amount paid (if any) for grant of the option

Description of shares or debentures involved: class, number

. Exercise price (if fixed at time of grant) or indication that price is to be
xed at time of exercise

. Total number of shares or debentures over which options held following this
tification

. Any additional information

. Name of contact and telephone number for queries

. Name and signature of authorised company official responsible for making
is notification

te of Notification

D

SGUGBCPUPWGAR

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Thursday 18 December 2003 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman	(Chairman)
	J L P Whiter	
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the Deferred Share Unit ("DSU") plan, a total of 1,562,445 deferred DSU's had distributed in accordance with the Rules of the Plan. As at 18 December 2003 these DSU's are to be distributed to the various individuals as per the attached schedule as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individuals detailed on the attached schedule.

The Secretary is to instruct the Registrars to issue the relevant share certificates.

....
Director

Benfield Group Ld - Acquisition

RNS Number:8382T
Benfield Group Limited
05 January 2004

BENFIELD GROUP LIMITED - ACQUISITION

5 January 2004, London, UK. Benfield Group Ltd (Benfield), the world's leading independent reinsurance intermediary, has today announced that its wholly owned subsidiary Crawley Warren (USA) Inc, has acquired a further 43% of the share capital of International Space Brokers, Inc. ('ISB') a New York corporation from Frank Crystal & Co, Inc. ISB is the world's only dedicated space insurance broker.

The acquisition means that Benfield Group now holds 86% of the issued share capital of ISB. ISB has net assets of US$ 1,542,000.

David Spiller, CEO of Benfield's International operations commented; 'We are delighted to have increased our holding in ISB, and to have brought the company within the Benfield group. This move gives us an excellent opportunity to grow our existing position in the space insurance market and to further enhance the range of services we can deliver to customers.'

/ends....

For further information, please contact:

Alison Burgess (Media)	+44 (0) 20 7578 7047	alison.burgess@benfieldgroup.com
David Bogg (Media)	+44 (0) 20 7522 4016	david.bogg@benfieldgroup.com
Julianne Jessup (Analysts/Investors)	+44 (0) 20 7578 7425	julianne.jessup@benfieldgroup.com

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,700 people based in more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

29

CONFIDENTIAL

Benfield Group Limited

Extract of the Minutes of a Board meeting
held on Tuesday 6 January 2004
at 55 Bishopsgate London EC2N 3BD

Present:	J L P Whiter G D Chilton	
In attendance:	P C Waters	(as Secretary)

1. Share Allotment

It was reported that, under the 1998 Share Option Plan one individual has requested to exercise his options and the necessary documentation has been received.

Resolved:

That the shares be allotted as of today's date to the following individual:-

Hans Towler – 250,000 Common Shares of £0.01 each

The Secretary is to instruct the Registrars to issue the relevant share certificate(s).

....
Director

25

Benfield Group Ld - Acquisition

RNS Number:3096U
Benfield Group Limited
16 January 2004

BENFIELD ACQUIRES AIRS RE PTY LTD

16 January 2004, London, UK. Benfield Group Ltd, the world's leading independent reinsurance intermediary, has today announced that its wholly owned subsidiary Benfield (Australia) Pty Limited, has acquired the entire issued share capital of Airs Re Pty Ltd ('Airs Re'), the Australian based reinsurance broker.

The consideration payable is up to AUS$ 800,000.

David Spiller, CEO of Benfield's International operations commented; 'We believe that the Airs Re *portfolio of* customers represents an attractive addition to Benfield's business base in Australia, and will enable us to continue to grow our business in the region. The acquisition of Airs Re is in line with our intention to make strategic acquisitions which complement our core operations.'

/ends...

For further information, please contact:

David Bogg (Media) +44 (0) 20 7578 4016 david.bogg@benfieldgroup.com

Alison Burgess (Media) +44 (0) 20 7578 7047 alison.burgess@benfieldgroup.com

Julianne Jessup (Analysts/Investors)+44 (0) 20 7578 7425 julianne.jessup@benfieldgroup.com

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,700 people based in more than 30 locations worldwide. The company is listed on the London Stock Exchange under

28

Benfield Group Ld - Additional Listing

RNS Number:2455V
Benfield Group Limited
11 February 2004

BENFIELD GROUP LIMITED

Application has today been made to the UK Listing Authority and the London Stock Exchange for a block listing of 10 million Common Shares of £0.01 each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares will rank pari passu with the existing issued shares of the Company.

The block listing is pursuant to potential issuance under the following schemes:

* 5,060,743 shares under the 1998 Share Option Scheme
* 2,084,360 shares under 2001 Deferred Share Unit ('DSU') Retention Plan
* 2,854,897 shares under the 2002 Incentive Plan

/ends....

For further information, please contact:

David Bogg (Media) +44 (0) 20 7522 4016 david.bogg@benfieldgroup.com
Alison Burgess (Media) +44 (0) 20 7578 7047 alison.burgess@benfieldgroup.com
Julianne Jessup (Analysts/Investors) +44 (0) 20 7578 7425 julianne.jessup@benfieldgroup.com

Benfield is the world's leading independent reinsurance intermediary and risk advisory business. Its customers include most of the world's major insurance and reinsurance companies as well as Government entities and global corporations. Benfield employs over 1,700 people based in more than 30 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

END

Benfield Group Ld - Disposal

RNS Number:4915W
Benfield Group Limited
12 March 2004

Sale of Warrants in Montpelier Re Holdings Limited

12 March 2004

Benfield Group Ltd ('Benfield' or the 'Company'), the world's largest independent reinsurance intermediary, has today announced that it has undertaken an irrevocable agreement to sell its holdings of warrants with entitlement to 2,390,785 common shares in Montpelier Re Holdings Limited ('Montpelier'), the Bermudian reinsurance company. The transaction, conducted through the Company's wholly owned subsidiary Benfield Holdings Limited, will complete on 15 March 2004.

Benfield will receive gross proceeds of US$54 million from the sale. In July 2003, Benfield raised net proceeds of US$27.7 million from the disposal of 947,479 common shares in Montpelier at a price of US$30.50 each. The initial cost to the Company of its total investment in Montpelier was US$25 million.

The warrants are to be sold to Fund American Reinsurance Company Ltd, a subsidiary of the White Mountains Insurance Group. On completion of the transaction, Benfield's remaining investment in Montpelier will amount to 552,521 common shares.

Grahame Chilton, CEO of Benfield, commented; 'The Montpelier team has achieved great success, we are delighted with the return on our investment. In line with our policy of retaining a focus on our core intermediary business, we have now taken this opportunity to reduce our holding. Our support will continue for both Montpelier and the Bermudian market, whose growth prospects we believe remain tremendous. We are thrilled to continue to be associated with Montpelier's winning team.'

/ends...

For further information, please contact:

David Bogg (Media) +44 (0) 20 7578 4016
david.bogg@benfieldgroup.com

ison Burgess (Media)   +44 (0) 20 7578 7047
ison.burgess@benfieldgroup.com

lianne Jessup (Analysts/Investors)   +44 (0) 20 7578 7425
lianne.jessup@benfieldgroup.com

tes to Editors

nfield is the world's leading independent reinsurance intermediary and risk
visory business. Its customers include most of the world's major insurance
d reinsurance companies as well as Government entities and global
rporations. Benfield operates from more than 30 locations worldwide. The
mpany is listed on the London Stock Exchange under the ticker symbol BFD.
w.benfieldgroup.com

D

SELLFFZXBFBBX

Benfield Group Ld - Final Results

RNS Number:5678W
Benfield Group Limited
16 March 2004

16 March 2004

BENFIELD GROUP LIMITED

Preliminary Results for the Year Ended 31 December 2003

Benfield Group Limited ("Benfield" or the "Group"), the reinsurance intermediary, today announces its preliminary results for the year ended 31 December 2003.

Financial Highlights

* Group trading result (1) increased by 29.8% to £88.5m (2002: £68.2m)
* Group trading margin (2) increased to 28.8% from 23.4%
* Group operating revenue increased by 5.8% to £307.7m (2002: £290.9m). At constant rates of exchange the increase in operating revenue was 11.8%
* Profit before tax and exceptional items increased by £33.5m to £60.6m (2002: £27.1m)
* Profit before tax increased by £21.4m to £31.2m (2002: £9.8m)
* Diluted earnings per share (before exceptional items and goodwill amortisation) increased to 19.2p (2002: 12.72p)
* Diluted earnings per share increased to 6.28p (2002: a loss of 0.74p)
* Final dividend of 6p per common share

(1) Trading result comprises operating profit before amortisation of goodwill, depreciation of tangible fixed assets and exceptional items (see note 3)
(2) Trading margin represents trading result as a percentage of operating revenue

The comparative financial information for 2002 has been restated to take account of an amendment to FRS 5 (see note 2).

ın Coldman, Chairman of Benfield, commented: "I am delighted to report a
rong Group performance in 2003, a year that saw us float on the London Stock
change. Our revenue increased to £308m, an increase of 11.8% at constant rates
exchange. We achieved this whilst increasing our trading margin from 23.4% to
.8%. Consistent with the policy stated at the IPO, the Board is proposing a
ıal dividend of 6p per common share".

ahame Chilton, Chief Executive of Benfield commented: "We see many trends in
r market as favourable for Benfield, particularly the growth of the
oker-orientated markets of Bermuda and Lloyd's, which have attracted most of
e new reinsurance capital raised since 2001.

onsolidation and restructuring continue to be features of the reinsurance
rket for underwriters and intermediaries alike. Our position as the largest
dependent reinsurance broker enhances our ability to attract quality teams and
dividuals and the Group is well positioned overall to exploit the many
portunities for further profitable growth across the reinsurance market," he
ded.

sult of Operations

	2003 £m	2002 (Restated) £m	Growth as reported	Growth constant currency
erating revenue				
ternational	173.1	168.3	2.9%	6.4%
	126.1	120.4	4.7%	14.5%
rporate	8.5	2.2		
tal operating venue	307.7	290.9	5.8%	11.8%
ading result				
ternational	60.7	58.4	3.9%	15.5%
	40.2	23.0	74.6%	95.0%
rporate	(12.4)	(13.2)		
tal trading sult	88.5	68.2	29.8%	45.0%

ading margin

ernational	35.0%	34.7%
	31.9%	19.1%
up	28.8%	23.4%

tact details:

hame Chilton, Chief Executive	Benfield	+44 (0) 20 7578 7000
n Whiter, Chief Financial Officer	Benfield	

estors

ianne Jessup, Investor Relations	Benfield	+44 (0) 20 7578 7425
x Child-Villiers	Financial Dynamics	+44 (0) 20 7831 3113
Robert Bailhache		

lia

rid Bogg or Alison Burgess	Benfield	+44 (0) 20 7578 7000
rid Haggie or Peter Rigby	Haggie Financial	+44 (0) 20 7417 8989

LIMINARY STATEMENT

erview

nfield had a successful year in 2003 and we are pleased to report strong
ogress through the period that saw us make the transition from private to a
sted company. Profit before exceptional items and taxation increased by 123.6%
£60.6m (2002: £27.1m) and profit before tax has increased to £31.2m in 2003
02: £9.8m).

e overall performance reflects the benefits of investment in new areas within
International Division, the realisation in our US Division of benefits
lowing the successful integration of EW Blanch and continued organic growth
ross many areas of our business.

h our two main operating Divisions each generating growth in both revenue and
rgin, combined with continued discipline over costs, the Group trading margin
creased substantially, improving to 28.8% (2002: 23.4%).

erating revenue increased by 5.8% to £307.7m from £290.9m in the previous

r. Approximately 88% of turnover was generated from existing customers (2002:
), with the remainder being in respect of new customer wins and non-recurring
iness. Revenue from one-off transactions represented 5.5% of turnover (2002:
%). Reported revenue growth in both Divisions was impacted by the
reciation of the US dollar and after removing the effect of movements in
rency exchange rates, operating revenue increased by 11.8%.

Group trading result increased by 29.8% to £88.5m from £68.2m in the
vious year. Underlying this increase was growth across both operating
isions, most significantly in the US.

luding exceptional items and goodwill amortisation, diluted earnings per
re improved by 50.9% to 19.2p.
ing the year the Group incurred a net exceptional charge of £29.4m,
dominantly arising from events relating to the Group's Initial Public
ering. Diluted earnings per share increased to 6.28p from a loss per share of
4p.

oughout 2003, rates for most classes of property reinsurance remained firm
casualty lines continued to harden. Improved underlying profitability
ouraged increased retentions by cedants, although this was offset in a number
areas by demand for larger limits of protection against catastrophic events.

ernational Division

International Division operates in all of the world's major markets for
nsurance and this diversity underpinned a solid performance for the year.
ong revenue growth in several key areas targeted for expansion more than
set the performance of certain parts of the business where market conditions
dered revenue increases more difficult.

rating revenue grew to £173.1m from £168.3m, a rise of 2.9% over the previous
r. Approximately 51% of the Division's revenues are in US dollars and
sequently the depreciation of the US dollar had an adverse impact on the
orted increase. At constant rates of exchange, operating revenue increased by
%. The closure or disposal during the year of certain lower margin lines of
iness also adversely impacted the reported year on year revenue growth.

ding result increased by 3.9% to £60.7m for the year. Trading margin also
roved to 35.0% from 34.7%. This reflected the achievement of revenue growth
lst maintaining a disciplined approach to managing costs.

and for the specialist modelling and analytical skills of the ReMetrics team
continued to grow. The ability to utilise this expertise to create
ovative solutions remains a key competitive advantage. In May 2003, we

nched a new software tool enabling insurers to monitor concentrations of rorism risk on their property portfolios. In addition, ongoing investment in eloping regional catastrophe models, such as Czech Flood and Turkey thquake, has further enhanced our ability to win and retain customers.

ong revenue growth was achieved by the European business unit. Offices in gue, Bratislava, Paris and Brussels worked successfully with our London-based m and achieved considerable progress. This included growth in casualty sses and in Eastern Europe, both areas that had been identified as targets expansion. The scaling back of quota share capacity traditionally provided reinsurers on a direct basis is creating opportunities to develop further our ationship with cedants. Following recent corporate restructuring within the urance industry we also see expansion opportunities across many classes of iness throughout Europe.

Latin America, Canada & Caribbean business unit continued to develop ongly, with the integration of the Chile and Argentina operations of EW nch now completed. The Canadian operation also experienced good growth.

addition, the Asia Pacific business reported solid growth. Whilst solidation in the Japanese market restricted prospects for growth, ortunities did arise as the demand for reinsurance increased as a consequence companies buying reinsurance for the first time. Progress was also reported the Australia, Singapore and New Zealand operations. The Chinese reinsurance ket remains an area for longer term growth and in 2003 we opened an office in nghai to develop opportunities arising in this area.

sults of the Global Specialty business unit were mixed. We established a bal centre for facultative reinsurance in London and this expertise, combined h market knowledge provided by our global office network, produced good ortunities in the year. We anticipate this trend continuing in 2004 as we efit further from this structure and undertake new hires in this area. In trast, the hard market led to decreased spending on certain specialty classes reinsurance as insurers restructured their programmes and retentions reased. Particularly affected was our Aviation reinsurance business in the cond half of 2003, putting pressure on the Division's margins as a whole in at period. We expect the market trend of higher retention by customers to tinue and consequently do not anticipate a return to growth in this area in 4.

Division

US Division's growth strategy is to focus on three business segments: large ional account writers, large regional insurance companies and specialty ters. Success in all these areas contributed to the US Division's strong

enue growth in 2003. For the second year running, the Division achieved
stantial new business growth from both existing and new customers, including
e of the largest insurers in the US. In 2003, the US Division continued to
rove its trading margin through disciplined spending and the full integration
the acquired EW Blanch business.

rating revenues increased by 4.7% to £126.1m from £120.4m. At constant rates
exchange, revenues rose by 14.5%. This strong revenue growth combined with
ciplined management of the cost base saw the trading result improve by £17.2m
£40.2m, a year on year increase of 74.6%. Trading margins improved to 31.9%
m 19.1%.

and for the analytical skills and diagnostic tools of our Solutions team has
tinued to grow. The combination of casualty, property and financial expertise
create innovative solutions remains a strong competitive advantage. This
antage translated into several key wins during 2003, including the
elopment of specialised solutions to manage customers' risk related to
erse reserve development and innovative capital solutions for our small and
size clients. In addition, by further leveraging our expertise and
ependence, the Division won several new accounts that had previously been
tten by direct writers. Programme renewals also provided revenue growth due
the continued firming of premium rates during 2003, particularly in casualty
es of business. The Asset Recovery and Reinsurance Administration portion of
US Division also experienced several large key wins, which contributed to
overall revenue growth in 2003.

king ahead, our relatively low market share in the largest market for
nsurance in the world provides continued opportunity for growth and customer
ns. Casualty is a particular product opportunity where we are able to utilise
considerable analytical and technology skills to continue to create
tomised innovative solutions in areas such as professional liability, medical
practice, errors and omissions and directors and officers coverage.

eign Exchange

Group's main foreign exchange exposure is to US dollars and the impact of a
ent movement in the US$/£ sterling exchange rate equates approximately to a
6m movement in trading result, prior to the impact of any foreign exchange
ging activity.

eign currency contracts are arranged in order to manage the impact of
rency transaction risk on trading results. The Group's policy is to hedge a
imum of 50% of the forecast transaction exposure prior to each financial year
each of its principal currencies and at least 25% of forecast exposure for
following financial year. The results of overseas subsidiaries are not

tively hedged.

e Group has entered into a number of foreign exchange contracts with respect
the year ending 31 December 2004, with all of the US dollar revenue
ansaction exposure expected to arise during 2004 being hedged at an average
rst case rate of US$1.73 (2003: US$1.60). With respect to the year ending 31
cember 2005, we have hedged 32% of the forecast US dollar transaction
posure, at an average worst case rate of US$1.83.

ceptional Items

e Group incurred a net exceptional charge of £29.4m, predominantly arising
om events relating to the Initial Public Offering. This included £22.4m
lating to share based awards made to certain key employees for services
ovided prior to the Initial Public Offering, £2.7m of professional fees and
.1m of exceptional finance charges relating to cancellation of a credit
cilities agreement which was repaid at the time of the Initial Public
fering. These charges are not expected to recur. Offsetting the exceptional
arges was a gain of £6.0m resulting from disposal of part of the Group's
terest in Montpelier Re Holdings Ltd.

quidity and Capital Resources

e Initial Public Offering in June 2003 raised £131.4m from the sale of new
ares and proceeds from the exercise of share options, and these funds were
ed to repay borrowings. There have been significant changes in the Group
lance sheet profile during the year with the Group reporting net assets of
08.5m at 31 December 2003 (2002: £65.2m). Net tangible assets increased to
0.0m, from net tangible liabilities of £108.8m at 31 December 2002. At 31
cember 2003, the Group had net cash of £60.8m.

e Group committed to sell its holding of warrants in Montpelier Re Holdings
mited on 15 March 2004. This resulted in the Group receiving gross proceeds of
proximately US$54.1m.

vidend

line with the policy stated at the time of the Initial Public Offering, the
ard has recommended a final dividend of 6p per common share for the year ended
December 2003.

is dividend, which is the first to be declared since the Initial Public
fering, is subject to shareholder approval and is intended to be paid on 14
y 2004 to shareholders on the register at 26 March 2004.

look

y of the trends in our marketplace are favourable for Benfield. The broker entated markets of Bermuda and Lloyd's have been the strongest recent formers and most of the new reinsurance capacity created since 2001 has been these markets.

h our International and US Divisions are focussed on growth and margin rovement, whilst we remain realistic about the current impact of a weak US lar. We expect further good growth in the US during 2004 and some progress in International Division, which continues to be affected by market conditions certain specialty classes.

anticipate further consolidation in the insurance broking industry and we ieve this will bring us opportunities to enhance the growth of our business.

SOLIDATED PROFIT & LOSS ACCOUNT
the year ended 31 December 2003

	Notes	Year ended 31 December 2003 £'000	Year ended 31 December 2002 (Restated) £'000
nover		300,468	283,918
erest income		7,194	6,950
rating revenue		307,662	290,868
operating expenses before exceptional ems		(238,460)	(244,801)
eptional items	4	(22,257)	(18,750)
al net operating expenses		(260,717)	(263,551)
rating profit before exceptional items		69,202	46,067
eptional items	4	(22,257)	(18,750)

	Note		
oup operating profit		46,945	27,317
are of operating profit/(losses) of sociated undertakings		(3,137)	(5,273)
in on the sale of fixed assets	4	437	1,405
ovision for impairment of operations to be scontinued	4	(1,486)	-
her investment income		673	-
erest payable and similar charges before ceptional finance charges		(6,218)	(13,637)
ceptional finance charges	4	(6,050)	-
tal interest payable and similar charges		(12,268)	(13,637)
ofit on ordinary activities before taxation		31,164	9,812
xation on profit on ordinary activities	5	(16,025)	(8,305)
ofit on ordinary activities after taxation		15,139	1,507
uity minority interests		24	(57)
ofit for the financial year		15,163	1,450
vidends - including non-equity	6	(18,703)	(12,483)
tained loss for the financial year		(3,540)	(11,033)
rnings per 1p common share	7		
sic		6.80p	(0.74p)
luted		6.28p	(0.74p)
justed earnings per 1p common share cluding goodwill amortisation, exceptional ems and non-operating gains and losses	7		
sic		21.60p	14.07p
luted		19.20p	12.72p

e Group's turnover and expenses all relate to continuing operations.

ISOLIDATED BALANCE SHEET
31 December 2003

	Notes	31 December 2003 £'000	31 December 2002 (Restated) £'000
xed assets			
tangible assets		158,511	173,987
ngible assets		17,715	21,087
vestments in associated undertakings		215	5,506
vestment in own shares		10,904	7,449
ner long-term investments		3,648	5,572
		190,993	213,601
rrent assets			
btors - due within one year	9	3,789,448	3,911,364
btors - due after one year	9	3,794	7,981
vestments	10	46,744	80,294
sh at bank and in hand - including duciary funds		280,584	203,474
		4,120,570	4,203,113
rrent liabilities			
editors - amounts falling due within one ar	11	(4,052,853)	(4,160,978)
t current assets		67,717	42,135
tal assets less current liabilities		258,710	255,736
editors - amounts falling due after more an one year	12	(38,746)	(162,562)
ovisions for liabilities and charges	13	(11,499)	(27,951)
t assets		208,465	65,223
pital and reserves			
lled up share capital	14	2,622	357
are premium		132,638	-
rger reserve		130,132	131,750

	2003	2002
ıer reserves	4,500	4,500
›fit and loss account	(61,649)	(71,690)
:al shareholders' funds		
ıity	167,033	23,034
ı-equity	41,210	41,883
	208,243	64,917
ıity minority interest	222	306
ɔital employed	208,465	65,223

NSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
r the year ended 31 December 2003

	Notes	Year ended 31 December 2003 £'000	Year ended 31 December 2002 (Restated) £'000
ofit for the financial year		15,163	1,450
change adjustments offset in reserves		(3,317)	(2,658)
tal recognised gains/(losses)relating to the year		11,846	(1,208)
ior year adjustment	2	4,960	
tal gains/(losses) recognised since st annual report		16,806	

CONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS
r the year ended 31 December 2003

	Notes	Year ended 31 December 2003	Year ended 31 December 2002

	Notes	£'000	(Restated) £'000
ɔfit for the financial year		15,163	1,450
⁄idends	6	(18,703)	(12,483)
		(3,540)	(11,033)
ıer recognised gains and losses lating to the year		(3,317)	(2,658)
ɔvision for deferred share units d share options		24,952	5,637
t proceeds of common shares issued r cash	14	110,499	-
ımon shares issued to employees	14	13,416	1,068
yment of partly paid common shares	14	769	807
t proceeds of cumulative redeemable nvertible preference shares issued r cash		-	19,139
ortisation of issue costs on mulative redeemable convertible eference shares		126	-
crease of interest from associate subsidiary undertaking		421	-
t change in shareholders' funds		143,326	12,960
areholders' funds at 1 January as eviously reported		59,957	46,414
ior year adjustment	2	4,960	5,543
areholders' funds at 31 December		208,243	64,917

NSOLIDATED CASHFLOW STATEMENT
r the year ended 31 December 2003

	Notes	Year ended 31 December 2003 £'000	Year ended 31 December 2002 (Restated) £'000
t cash inflow from operating activities	15	85,166	42,740
vidends received from associated undertakings		-	322

urns on investments and servicing of finance		
estment income	112	-
erest paid	(9,809)	(13,019)
angement fee for credit facilities	(927)	(1,867)
-equity dividends paid	(2,199)	(772)
cash outflow from returns on estments and servicing of finance	(12,823)	(15,658)
ation	(5,450)	(7,813)
ital expenditure and financial investment		
chase of tangible fixed assets	(9,489)	(9,701)
e of tangible fixed assets	2,734	7,347
chase of fixed asset investments	(208)	(634)
e of fixed asset investments	589	24,117
chase of own shares	-	(27)
. cash (outflow)/inflow from ital expenditure and financial estment	(6,374)	21,102
uisitions and disposals		
chase of subsidiary undertaking	(2,162)	-
crease in investment in subsidiary lertakings	(56)	(154)
crease in investment in associated lertakings	-	(7,302)
cash acquired with subsidiary lertaking	1,130	-
cash outflow from acquisitions l disposals	(1,088)	(7,456)
ity dividends paid to shareholders	(6,667)	(12,849)
cash inflow before use of liquid sources and financing	52,764	20,388
agement of liquid resources		
decrease/(increase) in current set investments	40,350	(35,136)
crease/(increase) in short term posits with banks	85,054	(37,876)
cash inflow/(outflow) from agement of liquid resources	125,404	(73,012)

nancing			
: proceeds from issue of cumulative deemable convertible preference shares		-	19,600
: proceeds from issue of common shares		110,499	294
oceeds from share options exercised and nmon shares disposed of on behalf of holders		20,015	2,110
oceeds from payment of partly paid nmon shares		769	807
crease in bank loans		(117,972)	(32,845)
an notes repaid		(9,103)	(5,888)
: cash inflow/(outflow) from financing		4,208	(15,922)
crease/(decrease) in cash xcluding fiduciary funds)		182,376	(68,546)
duciary funds			
vement in fiduciary debtors and creditors		(11,691)	29,031
crease/(decrease) in net cash	15	170,685	(39,515)
conciliation to net cash			
: cash at 1 January	15	93,830	3,505
crease in net cash		170,685	(39,515)
vement in deposits		(85,054)	37,876
vement in current asset investments		(40,350)	35,136
vement in borrowings		128,001	40,599
her non-cash changes		3,538	1,817
change adjustments		442	14,412
: Cash at 31 December	15	271,092	93,830

TES TO THE PRELIMINARY RESULTS
r the year ended 31 December 2003

BASIS OF ACCOUNTING

e Company is obliged to prepare its financial statements in accordance with e Bermuda Companies Act 1981, which permits a company to prepare its financial atements under UK GAAP. Accordingly, the consolidated financial statements ve been prepared in accordance with Bermuda law, under the historical cost nvention and in accordance with UK GAAP, except for a departure from Financial

orting Standard 6 'Acquisitions and Mergers' in respect of the 2002
omiciliation to Bermuda.

financial information for the year ended 31 December 2002 included in the
ancial statements is based on the Accountants Report prepared for inclusion
the listing particulars dated 13 June 2003 of the Company, restated as set
below.

CHANGE IN ACCOUNTING POLICY

ing the year the Group has adopted Amendment to Financial Reporting Standard
'Reporting the substance of Transactions' ("FRS 5 Application Note G"). The
ect of the adoption has been to accelerate revenue on fixed or minimum
mium instalments to the point when placement services are completed.
viously such revenues were recognised as the instalment premiums were billed.
the extent that future revenues from existing policies are not expected to
t the cost of fulfilling future contractual obligations arising in respect of
h placements, a proportion of placement revenue is deferred. Previously no
h deferral was made.

effect on continuing operations of implementing FRS 5 Application Note G was
reduce revenue and operating profits for the year by £1,028,000 (2002:
4,000) and to reduce the tax charge by £410,000 (2002: £1,000), to increase
assets at 31 December 2003 by £4,343,000 (2002: £4,960,000) and to increase
value of Group reserves at 1 January 2003 by £4,960,000 (2002: £5,543,000).

seasonality of the Group's operating revenue is such that a greater
portion of placements occur in the first half of the year. Consequently, had
5 Application Note G been adopted at the time of reporting the Group's
erim financial information, then the effect would have been to recognise
roximately two thirds of the Group's revenue in the first half of the year.

OPERATING SEGMENTS

analysis of operating revenue and trading result by operating segment set
below conforms to the manner in which the Group operates its business and
esses its financial performance. Trading result is a non-statutory measure
comprises operating profit from continuing operations before amortisation of
dwill, depreciation of tangible fixed assets and exceptional items.

Group manages its core reinsurance intermediary business on the basis of two
graphical operating Divisions, International and the US.

US Division encompasses the Group's reinsurance intermediary business in
nland US plus a team based in London which places reinsurance for US based

tomers in the London Market. The International Division incorporates the
up's reinsurance intermediary business outside the US. The Corporate Division
lects certain expenses that are incurred at the head office level in
nection with the provision of central functions and also the results of the
up's investment portfolio.

ding results

	2003 £'000	2002 (Restated) £'000
ernational		
rating revenue	173,086	168,244
rating profit before exceptional items	54,383	51,594
reciation	6,269	6,784
ding result	60,652	58,378
rating revenue	126,078	120,401
rating profit before exceptional items	37,377	18,179
reciation	2,856	4,869
ding result	40,233	23,048
porate		
erating revenue	8,498	2,223
erating loss before exceptional items	(22,558)	(23,706)
reciation	765	505
rtisation	9,428	9,968
ding result	(12,365)	(13,233)
al		
erating revenue	307,662	290,868
erating profit	46,945	27,317
eptional items	22,257	18,750
erating profit before exceptional items	69,202	46,067
reciation	9,890	12,158
rtisation	9,428	9,968
ding result	88,520	68,193

EXCEPTIONAL ITEMS

	2003 £'000	2002 £'000

:rating		
ınting of awards under the 2002 Incentive Plan	22,432	-
ırds granted as part of acquisitions	3,108	5,451
›fessional fees	2,667	6,545
.n on sale of current asset investments	(5,950)	-
;ts in respect of the integration of EW Blanch	-	6,754
	22,257	18,750
ı-operating		
ın on disposal of fixed assets	(437)	(1,405)
›vision for impairment of operations to be discontinued	1,486	-
:eptional finance charges	6,050	-

anting of awards under the 2002 Incentive Plan

are based awards were made under the 2002 Incentive Plan to certain key
ployees of the Group in respect of services provided prior to the Company's
itial Public Offering. No previous awards had been made under the 2002
centive Plan, and it is not intended that any further awards will be made
der that Plan. The cost of awards granted at less than the fair value of the
derlying common shares has been recognised in full in the profit and loss
count at the date of grant as they relate to prior services and no performance
iteria (other than continued employment with the Group) are attached to those
ards.

ards granted as part of acquisitions

the acquisition of E.W. Blanch Holdings, Inc. ("EW Blanch") in May 2001 the
oup provided share based awards to certain key employees for which the cost is
ing spread over a 17 to 29 month vesting period from the date of acquisition,
sulting in a charge of £3,108,000 and £5,451,000 for the years ended 31
cember 2003 and 2002 respectively.

ofessional fees

ofessional fees of £2,667,000 related to the Initial Public Offering were
arged to the profit and loss account in the year to 31 December 2003.
ofessional fees of £6,545,000 in respect of the redomiciliation from the
ited Kingdom to Bermuda in October 2002 and the initial intention to register
e securities in the United States were charged in the year to 31 December
02.

in on sale of current asset investment

2003 the Group sold 947,479 shares in Montpelier Re Holdings Limited,
ulting in an operating exceptional gain of £5,950,000.

ts in respect of the integration of EW Blanch

ing the year ended 31 December 2002, the Group incurred costs in connection
h the EW Blanch acquisition which took place in May 2001, comprising
470,000 of property rationalisation costs, £921,000 of redundancy payments
l £1,363,000 in relation to the termination of a defined benefit pension
ieme.

vision for impairment of operations to be discontinued

is the intention of the Group to dispose of its interest in Wildnet Group
nited, a wholly owned subsidiary, in the first quarter of 2004. As a result
carrying value of the Group's interest in Wildnet Group Limited has been
itten down to the expected recoverable amount.

ceptional finance charges

completion and delivery of proceeds of the Company's Initial Public Offering,
Group entered into a new credit facilities agreement. At the same date, the
oup's previous credit facilities were cancelled and repaid. Proceeds from the
itial Public Offering, and funds available from the new credit facilities,
re used to repay the outstanding borrowings under the cancelled facilities. On
ncellation, charges were incurred in the write off of prepaid facility
rangement fees and termination of swap and collar interest rate derivative
ntracts which related to the cancelled facilities.

TAXATION ON PROFIT ON ORDINARY ACTIVITIES

alysis of charge in year

	2003 £'000	2002 (Restated) £'000
sed on profit for the year		
rrent tax		
corporation tax at 30%	5,542	9,801
uble tax relief	(1,590)	(1,680)
	3,952	8,121

	2003	2002
eign tax	13,248	3,396
ustment in respect of previous periods	(1,429)	(971)
re of taxation in associated companies	(545)	222
al current tax	15,226	10,768
erred tax		
gination and reversal of timing differences		
ted Kingdom	(741)	(3,521)
rseas	1,540	1,058
al deferred tax	799	(2,463)
ation on profit on ordinary activities	16,025	8,305

: tax effect of the operating exceptional items and goodwill amortisation was reduce the tax charge by £7,581,000 (2002: £3,256,000).

e tax effect of the non-operating exceptional items was to reduce the tax rge by £1,815,000 (2002: £nil).

DIVIDENDS

	2003 £'000	2002 £'000
ity		
erim paid - common shares of 1p (2002: US$0.01)	3,233	6,512
al proposed - common shares of 1p (2002: US$0.01)	13,819	3,316
n-equity		
d - cumulative redeemable convertible preference shares 1p (2002 : US$0.01)	1,190	710
able - cumulative redeemable convertible preference ares of 1p (2002 : US$0.01)	1,210	1,839
ortisation of issue costs	126	106
ersal of accrued charge (see note below)	(875)	-
	18,703	12,483

2003	2002

	pence	pence
ıity		
:erim paid - per common share of 1p (2002: US$0.01)	2.0	4.0
ıal proposed - per common share of 1p (2002: US$0.01)	6.0	2.0

ɜ amount accrued in prior periods in respect of the dividend on the cumulative
ǀeemable convertible preference shares has been adjusted to reflect the
ʋidend rate of 6% per annum, which became fixed under the terms of the shares
:er the Initial Public Offering. Previously dividends were accrued at 7.7%,
ing the average dividend rate over the life of the cumulative redeemable
ıvertible preference shares expected prior to the Initial Public Offering.

EARNINGS PER SHARE

ring the year the common shares of US$0.01 each of the Company were divided
to five common shares of 1p each. Prior year earnings per share have been
stated to take account of the share split.
sic earnings per share is calculated by dividing the earnings attributable to
mmon shareholders by the weighted average number of common shares in issue
ring the year, excluding those held in the employee share trusts which are
eated as cancelled.
r diluted earnings per share, the weighted average number of common shares in
sue, excluding those held in the employee share trusts, is adjusted to assume
nversion of all dilutive potential common shares. The Company has had the
llowing four classes of shares which were potentially dilutive during the
riods presented:

) cumulative redeemable convertible preference shares;
i) those share options granted to employees where the exercise price is less than the estimated fair value of the Company's common shares during the relevant year;
ii) deferred share units; and
v) convertible shares.

pplementary basic and diluted earnings per share have been calculated to
clude the effect of exceptional items, non-operating gains and losses and
odwill amortisation. The adjusted numbers have been provided in order that the
fects of these charges on reported earnings can be fully appreciated.

2003			2002 (Restated)		
	Weighted			Weighted	

	Earnings £'000	average number of shares	Pence per share	Earnings £'000	average number of shares	Pence per share
ıdjusted :nings per share						
;ic earnings : share						
)fit attributable shareholders	15,163			1,450		
;s preference /idends	(1,651)			(2,655)		
:nings/(loss ıttributable ordinary ıreholders	13,512	198,605,871	6.80	(1,205)	162,429,191	(0.74)
fect of dilutive curities:						
are options		11,324,494	(0.36)		-	-
ferred share units		5,141,835	(0.16)		-	-
luted earnings/ oss) per share	13,512	215,072,200	6.28	(1,205)	162,429,191	(0.74)
justed earnings per are						
sic rnings/(loss) r share	13,512	198,605,871	6.80	(1,205)	162,429,191	(0.74)
ceptional ems (note 4)	29,356		14.78	17,345		10.67
ortisation	9,428		4.75	9,968	-	6.14
x on exceptional ems and ortisation	(9,396)		(4.73)	(3,256)		(2.00)
sic earnings r share excluding ceptional items d amortisation	42,900	198,605,871	21.60	22,852	162,429,191	14.07

uted earnings/ ss) per share	13,512	215,072,200	6.28	(1,205)	162,429,191	(0.74)
eptional items te 4)	29,356	-	13.65	17,345		10.67
rtisation	9,428	-	4.38	9,968		6.14
on exceptional ms and rtisation	(9,396)	-	(4.37)	(3,256)		(2.00)
ect of viously i-dilutive urities:						
re options		-	-		11,925,709	(0.93)
erred share ts		-	-		5,347,572	(0.42)
ulative leemable vertible ference res	1,651	16,935,390	(0.74)	-	-	-
uted nings per re excluding eptional items amortisation	44,551	232,007,590	19.20	22,852	179,702,472	12.72

2003 potentially dilutive securities totalling 16,935,390 common shares of 1p ch in respect of cumulative redeemable convertible preference share have not en included in the determination of unadjusted diluted earnings per share as eir inclusion would be anti-dilutive.

2002 potentially dilutive securities totalling 32,491,214 common shares of 1p ch in respect of share options, deferred share units and cumulative redeemable vertible preference shares have not been included in the determination of djusted diluted loss per share as their inclusion would be anti-dilutive.

entially dilutive securities totalling 15,217,933 common shares of 1p each in spect of cumulative redeemable convertible preference shares have not been luded in the determination of adjusted diluted net loss per share as their lusion would be anti-dilutive in the year ended 31 December 2002.

NET FIDUCIARY ASSETS

e following fiduciary assets and liabilities held by the Group have been
cluded in net current assets:

oup	2003 £'000	2002 (Restated) £'000
surance broking debtors (note 9)	3,756,026	3,853,234
duciary investments (note 10)	37,346	60,891
duciary cash and deposits	212,099	167,694
surance broking creditors (note 11)	(3,953,127)	(4,062,026)
t fiduciary assets	52,344	19,793

cluded within fiduciary cash and deposits are amounts which are available to e Group for general corporate purposes of £48,553,000 (2002: £8,541,000).

DEBTORS

	2003 £'000	2002 (Restated) £'000
ounts falling due within one year		
surance broking debtors	3,756,026	3,853,234
ounts owed by associated undertakings	1,295	134
xation recoverable	3,450	11,051
ferred taxation	5,223	1,759
her debtors	11,056	29,996
epayments and accrued income	12,398	15,190
	3,789,448	3,911,364
ounts falling due after more than one year		
ferred taxation	3,778	7,981
her debtors	16	-
	3,794	7,981
	3,793,242	3,919,345

. CURRENT ASSET INVESTMENTS

ɔup	2003 £'000	2002 £'000
duciary investments - unlisted	37,346	60,891
ı-fiduciary investments		
sted investments	8,538	19,395
listed investments	860	8
	46,744	80,294

sted investments principally represents an equity investment in shares and rrants of Montpelier Re Holdings Limited with a carrying value of £6,331,000)02: £17,188,000). At 31 December 2003 the market value of listed investments s £79,208,000 (2002: £90,208,000). The unlisted investments are shown at the wer of cost and Director's valuation.

. CREDITORS - AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003 £'000	2002 (Restated) £'000
nk and other borrowings	18,507	19,379
an notes	134	9,037
surance broking creditors	3,953,127	4,062,026
rporation tax	18,069	15,613
cial security payable	3,536	3,146
her creditors and accruals	44,294	46,302
vidends accrued and proposed	15,186	5,475
	4,052,853	4,160,978

. CREDITORS - AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2003 £'000	2002 £'000

.k and other borrowings	37,595	161,322
n notes	-	200
.er creditors and accruals	1,151	1,040
	38,746	162,562

PROVISIONS FOR LIABILITIES AND CHARGES

	Vacant properties £'000	Litigation and disputes £'000	Other £'000	Total £'000
1 January 2003	4,527	22,424	1,000	27,951
:hange adjustments	(235)	(767)	-	(1,002)
ansfer (to)/from the ofit and loss account	438	(152)	-	286
ansfer from vestments in sociated undertakings	-	-	485	485
ilised in year	(1,418)	(14,803)	-	(16,221)
31 December 2003	3,312	6,702	1,485	11,499

. CALLED UP SHARE CAPITAL

nber of shares	2003 Number	2002 Number
lotted, called up and fully paid nmon shares of 1p (2002: US$0.01)		
1 January	35,258,762	35,161,560
lotted to employees prior to share split	266,903	-
justment in respect of 5:1 share split	142,102,660	-
	177,628,325	35,161,560
sued in year	49,417,988	-
lotted to employees subsequent to share split	15,126,195	97,202

31 December	242,172,508	35,258,762

mulative redeemable convertible preference shares of (2002: US$0.01)		
1 January	20,000,000	10,000,001
lotted	-	9,999,999
31 December	20,000,000	20,000,000

ninal value	2003 £000	2002 £000
lotted, called up and fully paid mmon shares of 1p (2002: US$0.01)		
1 January	227	226
sued in year	494	-
ansfer from other reserves on redenomination and split	1,548	-
lotted to employees	153	1
31 December	2,422	227
mulative redeemable convertible preference shares of 1p 002: US$0.01)		
1 January	130	65
ansfer from other reserves on redenomination	70	-
lotted	-	65
31 December	200	130
tal share capital	2,622	357

anges to share capital during the year to 31 December 2003

30 April 2003, 266,903 common shares of US$0.01 each were allotted to satisfy 6,903 deferred share units which vested on that date.

27 May 2003 the share capital of the Company was restructured such that:

the authorised common shares and certain of the authorised but unissued common shares of US$0.01 each were sub-divided into five common shares each with a nominal value of US$0.002;

) the remaining authorised but unissued common shares of US$0.01 were cancelled and the Company's share capital was reduced accordingly;

.) the currency denomination of the resulting common shares of US$0.002 was changed to £0.00124, and the currency denomination of the cumulative redeemable convertible preference shares of US$0.01 was changed to £0.00620, both using an exchange rate of £1 to US$1.611, rounded to five decimal places;

the nominal value of each of the common shares of £0.00124 was changed to 1p and the nominal value of the cumulative redeemable convertible preference shares of £0.00620 was changed to 1p;

each of the 12,000 founder shares of US$1 each were cancelled and the Company's share capital reduced accordingly; and

each of the 40,000,000 preference shares of US$0.01 each were cancelled and the Company's share capital reduced accordingly;

a consequence of the restructuring sums of £1,547,000 and £71,000 were ɔited from the Company's contributed surplus account and used to pay in full the unpaid balance of the nominal value of the issued common ares of 1p each and the cumulative redeemable convertible preference ares of 1p each respectively.

bsequent to the capital restructuring and prior to the Initial Public fering, 200,370 common shares of 1p each were issued for consideration of 47,000 on the exercise of options by employees.

18 June 2003 as part of the Initial Public Offering, 49,417,988 common shares 1p each were issued for consideration of £123,545,000. In addition, ,069,985 common shares of 1p each were issued for consideration of £8,293,000 the exercise of options by employees.

bsequent to the Initial Public Offering, the Company allotted 2,695,425 common ares of 1p each to satisfy 2,695,425 deferred share units which vested during at period and 160,415 common shares of 1p each for consideration of £167,000 the exercise of options by employees.

mmon shares of 1p (2002: US$0.01)

l of the common shares of 1p each in issue at 31 December 2003 were fully id. At 31 December 2002, all of the common shares of US$0.01 each in issue re fully paid except for 187,500 common shares of US$0.01 each that were sued partly paid. These partly paid common shares of US$0.01 each were issued £4.20 per share of which £4.10 was payable when called by the Company. This ount was called by the Company and fully settled in June 2003.

ulative redeemable convertible preference shares of 1p (2002: US$0.01)

: cumulative redeemable convertible preference shares have certain
:ferential rights over and above the Company's common shares of 1p each. These
ires will be redeemed on the seventh anniversary of their issue, but are
ivertible into common shares of 1p each or redeemable in certain circumstances
.or to that date.

: holders of the cumulative redeemable convertible preference shares are
:itled to a fixed cumulative preferential dividend payable in preference to
/ divided on any other class of share in the Company. Following the Company's
.tial Public Offering this preferential dividend accrues at a rate of 6% per
num until redemption. Should the Company fail to pay any instalment of the
:ferential dividend when due, the dividend rate for all subsequent financial
:iods until redemption will be increased to 9% per annum. Prior to the date of
: Initial Public Offering, the preferential dividend on the cumulative
leemable convertible preference shares increased annually at a rate of 1% per
num, up to a maximum of 9%.

: cumulative redeemable convertible preference shares confer a preferential
ght over the holders of other classes of share, after payment of the Company's
abilities, to the return of amounts paid up on those shares and any arrears
d accruals of preferential dividend on any liquidation of the Company or other
turn of assets to shareholders.

cept in relation to any variation of the rights attaching to the cumulative
deemable convertible preference shares or in the case of a failure to redeem
the due date, the cumulative redeemable convertible preference shares do not
rry any votes at any general meetings of the Company. The cumulative
deemable convertible preference shares may be converted at the option of the
lder into fully paid common shares of 1p each at a conversion price equal to
e price per share at which the Company's common shares of 1p each were
mitted to the official list of the UK Listing Authority on the Initial Public
fering, being £2.50 per common share of 1p each. Prior to the date of the
itial Public Offering this conversion right was dependant on the fair market
ice for the Company's shares, subject to a minimum conversion price of £2.20
r common share of 1p each and a maximum commission price of £2.64 per common
are of 1p each. The cumulative redeemable convertible preference shares are
so convertible into common shares of 1p each on the happening of a majority
le of the Company at the price per common share of 1p each to be paid on any
ch majority sale, subject to a minimum conversion price of £2.20 per common
are of 1p each and a maximum conversion price of £2.64 per common share of 1p
ch.

CASH FLOW

Cash flow from operating activities

onciliation of operating profit to net cash inflow from operating activities:

	2003 £'000	2002 (Restated) £'000
rating profit	46,945	27,317
rtisation of intangible assets	9,426	9,968
reciation of tangible fixed assets	9,890	12,158
n on disposal of current asset investments	(5,950)	-
t of shares gifted during the year	140	361
t of share options issued	24,952	4,927
rease/(increase) in debtors	7,914	(11,624)
rease in creditors	(10,387)	(6,070)
crease)/increase in provisions for liabilities and rges	(4,827)	8,890
nslation differences on working capital items	7,063	(3,187)
cash inflow from operating activities	85,166	42,740

Reconciliation of movement in net cash

	At 1 January 2003 £'000	Cashflow £'000	Other non-cash changes £'000	Exchange movements £'000	At 31 December 2003 £'000
h at bank l in hand	203,474	85,632	-	(8,522)	280,584
osits ssified as uid assets	(103,001)	85,053	-	8,820	(9,128)
	100,473	170,685	-	298	271,456

t due after more n 1 year

ank loans	161,322	(92,454)	(22,308)	(8,965)	37,595
oan notes	200	(200)	-	-	-
	161,522	(92,654)	(22,308)	(8,965)	37,595
t due within 1 r					
ank loans	19,379	(26,444)	25,571	1	18,507
oan notes	9,037	(8,903)	-	-	134
	28,416	(35,347)	25,571	1	18,641
	189,938	(128,001)	3,263	(8,964)	56,236
uid ources	183,295	(125,404)	6,801	(8,820)	55,872
cash luding uciary ds	93,830	173,282	3,538	442	271,092

uid resources comprise current asset investments and short-term deposits with ks which mature within 12 months of the date of inception.

total net cash inflow/(outflow) during the year in respect of the movements bank loans includes any arrangement costs paid in respect of new facilities.

Movement in borrowings

	2003 £'000	2002 £'000
t due within one year:		
secured bank loan and loan notes	21,082	-
ayment of part of borrowings and loan notes	(55,562)	(31,632)
t due after more than one year:		
secured bank loan	58,581	70,669
ayment of part of borrowings and loan notes	(151,175)	(77,769)
rease in borrowings	(127,074)	(38,732)
angements costs of bank loans	(927)	(1,867)
h outflow	(128,001)	(40,599)

SHAREHOLDER INFORMATION

e financial information contained in this preliminary announcement does not
nstitute statutory accounts within the meaning of s240 of the Companies Act
85. Statutory accounts have not yet been delivered to the Registrar of
mpanies.
ey will be posted to shareholders no later than 26 March 2004 and delivered to
e Registrar of Companies following the Annual General Meeting on 27 April
04.

e auditors have reported on the statutory accounts. Their report was
qualified and did not contain a statement under s237(2) or s237(3) of the
mpanies Act 1985.

e shareholders entered in the Register of Members on 26 March 2004 will be
titled to the proposed final dividend of 6p per common share which will,
bject to approval at the Annual General Meeting to be held on 27 April 2004,
payable on 14 May 2004.

pies of the preliminary press release (and statutory accounts when available)
y be obtained from the Company Secretariat, Benfield Group Limited, 55
shopsgate, London, EC2N 3BD.

D
JAMPTMMTBBLI

PRESS RELEASE

14 May 2003

Benfield Group Limited
Final Results for Year Ended 31 December 2002

Benfield Group Limited, the reinsurance intermediary, today announced its final results for the year ended 31 December 2002.

Turnover increased by 31.5% to £284.5 million (2001: £216.4 million). The increase is in part due to the full-year effect of the acquisition of E W Blanch, but also reflects continued growth from all areas of the business. Group operating profit (before exceptional charges and goodwill amortisation) increased by 9.5% to £56.2 million (2001: £51.3 million), while basic earnings per share (excluding exceptional charges and goodwill amortisation) increased by 31.5% to 71p. Exceptional charges, mainly reflecting the projected costs incurred in the restructuring of the group following the acquisition of E W Blanch, were £17.3 million (2001: £59.7 million). The group reported a pre-tax profit for the year of £10.4 million (2001: Loss £35.8 million), an improvement of £46.2 million from 2001.

Grahame Chilton, Chief Executive of Benfield, said: "The ever more rapid pace of change in our industry presents many new challenges for us and our customers. In this demanding environment the intermediary who is able to provide expert advice and transactional excellence is a great asset.

"The increased depth of resources we have as a result of the expansion of the past two years and the further development of our global platform means that Benfield is well positioned to respond to the changing needs of our customers.

"Our continued success reflects the professionalism, teamwork and commitment of Benfield team members around the world. We recently consolidated our global platform under the new single brand identity of 'Benfield'. We are confident that this will prove a sound foundation for the future and it remains our intention to float on the London Stock Exchange, subject to market conditions," he added.

Benfield also announced the appointment of two additional Non-Executive Directors to the Board of Benfield Group Limited. Paul Roy, formerly Co-President of Global Markets and Investment Banking at Merrill Lynch Europe, and Andrew Fisher, CEO of the CPP Group, have been appointed. In addition, Francis Maude, who has served as a Non-Executive Director of Benfield for four years, has been appointed Deputy Chairman and Senior Non-Executive Director.

Benfield's Chairman, John Coldman, commented, "We are delighted to announce the appointment of Francis as Deputy Chairman and Senior Non-Executive Director. We are also fortunate to have secured the services of Paul and Andrew who both bring invaluable experience to Benfield. These appointments will further strengthen the Board of Directors and we are confident that their additional expertise will greatly assist Benfield as we continue to grow the business."

-ENDS-

For further information, please contact:

David Bogg
Benfield + 44 (0) 20 7522 4016

David Haggie/Peter Rigby
Haggie Financial +44 (0) 20 7417 8989

Notes To Editors:

Benfield is a leading global reinsurance intermediary and risk advisory business. Our customers include many of the world's major insurance and reinsurance companies as well as Government entities. Our business philosophy is founded on working in partnership with our customers to enhance their success. Benfield employs over 1,600 people based in more than 30 locations worldwide. www.benfieldgroup.com

Paul Roy (55) was most recently Co-President of Global Markets and Investment Banking at Merrill Lynch Europe. He joined Merrill Lynch in 1995 following the company's merger with Smith New Court, where he was Chief Executive Officer. Whilst at Merrill Lynch he was responsible for Investment Banking, Debt and Equity Markets and Securities Services on a global basis and was also a member of the Executive Management Committee.

Andrew Fisher (41) is Group Chief Executive of the CPP Group, one of the leading providers of assistance products and services throughout Europe. Previously a Partner at the Carlyle Group, the world's largest private equity group, he led the European Private Banking Acquisition team from 2002 to 2003. In 2000 Andrew was appointed Chief Executive of Coutts & Co. He joined NatWest Wealth Management in 1997 as Strategic Advisor and in 1998 he became Group Commercial Director of Coutts NatWest Group.

Francis Maude (49) became a Non-Executive Director of Benfield in 1999. A barrister by training, he first became a Member of Parliament in 1983. Since 1985 he has served as Minister for Corporate and Consumer Affairs at the DTI, Minister of State at the Foreign Office and Financial Secretary to the Treasury. Returning to Parliament in 1997, he was Shadow Chancellor from 1998 to 2000 and Shadow Foreign Secretary from 2000 to 2001. Francis was a Director of Salomon Brothers from 1992 to 1993, a Non-Executive Director of ASDA Group plc from 1992 to 1999 and a Managing Director of Morgan Stanley & Co Ltd from 1993 to 1997. He is Chairman of Prestbury Holdings PLC.

Benfield's Chairman, John Coldman, commented, "We are delighted to announce the appointment of Francis as Deputy Chairman and Senior Non-Executive Director. We are also fortunate to have secured the services of Paul and Andrew who both bring invaluable experience to Benfield. These appointments will further strengthen the Board of Directors and we are confident that their additional expertise will greatly assist Benfield as we continue to grow the business."

-ENDS-

For further information, please contact:

David Bogg
Benfield + 44 (0) 20 7522 4016

David Haggie/Peter Rigby
Haggie Financial +44 (0) 20 7417 8989

Notes To Editors:

Benfield is a leading global reinsurance intermediary and risk advisory business. Our customers include many of the world's major insurance and reinsurance companies as well as Government entities. Our business philosophy is founded on working in partnership with our customers to enhance their success. Benfield employs over 1,600 people based in more than 30 locations worldwide. www.benfieldgroup.com

Paul Roy (55) was most recently Co-President of Global Markets and Investment Banking at Merrill Lynch Europe. He joined Merrill Lynch in 1995 following the company's merger with Smith New Court, where he was Chief Executive Officer. Whilst at Merrill Lynch he was responsible for Investment Banking, Debt and Equity Markets and Securities Services on a global basis and was also a member of the Executive Management Committee.

Andrew Fisher (41) is Group Chief Executive of the CPP Group, one of the leading providers of assistance products and services throughout Europe. Previously a Partner at the Carlyle Group, the world's largest private equity group, he led the European Private Banking Acquisition team from 2002 to 2003. In 2000 Andrew was appointed Chief Executive of Coutts & Co. He joined NatWest Wealth Management in 1997 as Strategic Advisor and in 1998 he became Group Commercial Director of Coutts NatWest Group.

Francis Maude (49) became a Non-Executive Director of Benfield in 1999. A barrister by training, he first became a Member of Parliament in 1983. Since 1985 he has served as Minister for Corporate and Consumer Affairs at the DTI, Minister of State at the Foreign Office and Financial Secretary to the Treasury. Returning to Parliament in 1997, he was Shadow Chancellor from 1998 to 2000 and Shadow Foreign Secretary from 2000 to 2001. Francis was a Director of Salomon Brothers from 1992 to 1993, a Non-Executive Director of ASDA Group plc from 1992 to 1999 and a Managing Director of Morgan Stanley & Co Ltd from 1993 to 1997. He is Chairman of Prestbury Holdings PLC.

2

Certified a true copy of the original



M R Cain
Solicitor


BENFIELD

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Wednesday, 28 May 2003

Benfield Launches Initial Public Offering

Benfield Group Limited ("Benfield" or "the Group"), one of the world's largest reinsurance intermediaries, has announced the launch of a global offer of shares ("the Global Offer") to raise £100 million through a primary institutional offering as part of plans to float the Company on the London Stock Exchange.

Merrill Lynch International and Morgan Stanley will act as joint bookrunners for the Global Offer and joint financial advisers to Benfield. Merrill Lynch has been appointed sole sponsor and broker. Co-leads for the Global Offer are Fox-Pitt, Kelton and Deutsche Bank. Lexicon Partners is acting as joint financial adviser to Benfield.

Highlights:

- Benfield is floating to improve liquidity in the trading of the Company's common shares so as to incentivise employees and to raise proceeds in order to reduce debt.
- The Global Offer will allow new institutional investors the opportunity to participate in the future growth of Benfield.
- The indicative price range is 200p to 260p per common share, which would imply an equity value of approximately £500 million to approximately £660 million.
- In addition to the issue of £100 million of new common shares by the Company, the Global Offer features a secondary offer of up to £45 million of existing common shares. These shares are being offered to facilitate a cashless exercise of options and the repayment of loan facilities granted to employees.
- Together, the new and existing common shares to be sold in the offering amount to approximately 25% of the Company's enlarged share capital.
- No shareholders, directors or employees will receive proceeds from the sale of existing common shares in the Global Offer. Existing shareholders are subject to lock-ups of varying periods.
- Subject to market conditions, unconditional dealing in the shares of Benfield will begin on the London Stock Exchange on 18 June 2003.
- An institutional roadshow begins today (28 May 2003).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Grahame Chilton, Chief Executive of Benfield said:

"This flotation is the next exciting stage in the development of Benfield. The Company has grown significantly over the past few years into one of the world's largest reinsurance intermediaries.

"Benfield is now poised to take full advantage of its global platform and we aim to deliver sustainable revenue growth and margin expansion."

John Coldman, Chairman of Benfield said:

"We are delighted to have the full support of our directors, employees and our other shareholders, none of whom is realising cash from their investments in the Company through the Global Offer. We look forward to partnering our new investors in what we believe will be a phase of strong growth."

Contacts:

Benfield (media)
David Bogg 020 7522 4016

Haggie Financial (media) 020 7417 8989
David Haggie
Peter Rigby

Financial Dynamics 020 7831 3113
Robert Bailhache
Alex Child-Villiers
Geoffrey Pelham-Lane

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Benfield

Introduction

Benfield is one of the largest reinsurance intermediaries in the world. It has achieved this position through a combination of organic growth and the successful completion of a number of strategic transactions. The Group provides reinsurance intermediary and risk advisory services to more than 1,000 customers located in over 90 different countries.

The Group is headquartered in London and incorporated in Bermuda. It has an international network of 37 offices located in 23 countries and a leading presence in many of the major markets for reinsurance products including the United States, the United Kingdom, Continental Europe, Bermuda and the Pacific Rim.

As a reinsurance intermediary, Benfield specialises in structuring, arranging and placing reinsurance programmes on behalf of insurance and reinsurance companies. The Group does not underwrite risks for its own account.

The combination of Benfield's global presence, technical expertise and proprietary technology allows the Group to offer innovative solutions to its customers worldwide. The majority of the Group's customers are insurance and reinsurance companies.

The Group has experienced excellent customer retention with the top 10 customer relationships having been in place for an average of 24 years. This provides a stable platform with existing customers of the Group accounting for more than 85 per cent of 2002 turnover.

The Group has a highly experienced executive management team that has an average of over 20 years service in the industry. In addition, Benfield employs skilled and experienced individuals, with senior brokers having an average of over 9 years of service with the Group.

For the year ended 31 December 2002 the Group reported operating revenue of £291 million and a trading profit before amortisation of goodwill, depreciation of tangible fixed assets and exceptional costs of £69 million.

Historical background and current shareholding

The origins of Benfield date back to the 1970s with the establishment of Benfield Lovick & Rees, a London based reinsurance broker. In 1988, this business was acquired by its management team which included John Coldman and Grahame Chilton, the current Chairman and Chief Executive of Benfield respectively. Subsequently, the Group successfully acquired and integrated a number of reinsurance intermediary businesses, such as Ellinger Heath Western in 1995, Greig Fester in 1997, Bates Turner in 1999 and E W Blanch in 2001.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Business strategy

The Group's primary objective is to be the reinsurance intermediary of choice in the key markets in which it operates. By focusing on enhancing its customer relationships and using its competitive strengths to win new customers and business, Benfield intends to deliver sustainable growth in revenue, cash flow and earnings.

The Directors believe that current reinsurance market conditions provide an attractive environment for sustainable revenue growth by the Group.

The Directors believe that the Group is well positioned to take advantage of the increasing demand for reinsurance intermediaries by enhancing customer relationships, capitalising on its competitive strengths, managing operating costs and retaining and incentivising high quality people.

Key elements of the strategy include:

Capitalising on competitive strengths

The Directors believe Benfield can build on its competitive strengths to win new customers, especially from growth opportunities in several geographic markets and from product development.

These opportunities include the following:

- building further on the Group's relatively low market share in the United States
- benefiting from the prospect of increased use of reinsurance intermediaries in continental Europe
- capitalising on the Group's market share in Eastern Europe
- benefiting from deregulation and market growth in the Pacific Rim
- capitalising on the Group's sophisticated risk transfer capabilities
- expanding the casualty operations in the Group's International division

The Group intends to build further on its global presence and reputation by focusing on large, multinational customers with complex risk profiles, who demand innovative solutions.

In addition, the Group will continue to focus on value-added higher margin business, such as excess of loss catastrophe cover, which represents a substantial proportion of the Group's revenue.

Managing operating costs

The Directors believe that Benfield can sustain profitable growth by leveraging the existing platform to generate increased revenue whilst maintaining a relatively flat cost base.

The Group has implemented the following initiatives in order to manage costs and improve margins:

- controlling headcount, rationalising office space, implementing a programme of central purchasing and applying a Group-wide unified expense policy
- rationalisation of those areas that the Directors do not believe will be capable of meeting the Group's long-term margin and growth objectives
- enhanced forecasting and budgeting procedures, which have set clear divisional targets and have improved the reliability of revenue and cost forecasts

The Directors believe these actions should allow the Group to deliver margin improvement whilst maintaining sustainable revenue growth.

Retaining, recruiting and incentivising high quality people

The Group's success depends on the quality of its employees. Benfield aims to attract and retain the most talented people by maintaining a team-based structure that fosters a commitment to excellence. It achieves this by offering attractive performance-based compensation packages and by encouraging a high level of employee share ownership.

Reasons for flotation

The Group is undertaking the Global Offer to improve liquidity in the trading of the Company's shares in order to incentivise employees further and to raise proceeds to reduce debt.

The contents of this announcement, which have been prepared by and are the sole responsibility of Benfield, have been approved by Merrill Lynch International, Morgan Stanley Securities Limited and Lexicon Partners Limited solely for the purposes of Section 21 (2) (b) of the Financial Services and Markets Act 2000. Merrill Lynch International, Morgan Stanley Securities Limited and Lexicon Partners Limited are acting for Benfield in relation to the proposed application for Listing and the Global Offer and no one else, and will not be responsible to any other person for providing the protections afforded to customers of Merrill Lynch International, Morgan Stanley Securities Limited and Lexicon Partners Limited or advising any other person in relation to the Global Offer. This does not constitute a recommendation regarding the Global Offer. The value of an investment may go down as well as up. Potential investors should seek advice from an independent financial adviser as to the suitability of the Global Offer for the individual concerned.

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in the Company to be issued or sold in connection with the Global Offer should only be made on the basis of information contained in the listing particulars to be issued in due course in connection with the Global Offer and any supplements thereto. The listing particulars will contain certain detailed information about the Company and its management, as well as financial statements and other financial data.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an available exemption from registration thereunder.

This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan. Stabilisation/FSA.